As filed with the Securities and Exchange Commission on
August 12,
2024
No. 333-

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM
S-4
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

THE BOEING COMPANY
(Exact name of registrant as specified in its charter)

Delaware	3721	91-0425694
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)
929 Long Bridge Drive
Arlington,
Virginia
22202
(703)
465-3500
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Dana E. Kumar
Assistant Corporate Secretary and Chief Counsel
The Boeing Company
100 N. Riverside Plaza
Chicago,
IL
60606-1596
(312)
544-2000
(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies of all communications, including communications sent to agent for service, should be sent to:

Robert M. Hayward, P.C. Michael P. Keeley, P.C. Kirkland & Ellis LLP 333 West Wolf Point Plaza Chicago, Illinois 60654 (312) 862-2000	H. Rodgin Cohen Melissa Sawyer Lee C. Parnes Sullivan & Cromwell LLP 125 Broad Street New York, New York 10004 (212) 558-4000	David E. Myers Vice President, Deputy General Counsel & Corporate Secretary Spirit AeroSystems Holdings, Inc. 3801 South Oliver Street Wichita, Kansas 67210 (316) 526-9000	Shilpi Gupta David R. Clark Skadden, Arps, Slate, Meagher & Flom LLP 320 South Canal Street Chicago, Illinois 60606 (312) 407-0700

Approximate date of commencement of proposed sale of the securities to the public
: As soon as practicable after this registration statement is declared effective and all other conditions to the proposed merger of Sphere Acquisition Corp., a wholly owned subsidiary of The Boeing Company, with and into Spirit AeroSystems Holdings, Inc. have been satisfied or waived.

If the securities being registered on this Form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box.
☐
If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.
☐
If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.
☐
Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated
filer, a smaller reporting company, or emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company” and “emerging growth company” in Rule
12b-2
of the Exchange Act.

Large accelerated filer	☒	Accelerated filer	☐
Non-accelerated filer	☐	Smaller reporting company	☐
		Emerging growth company	☐
If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act.
☐
If applicable, place an X in the box to designate the appropriate rule provision relied upon in conducting this transaction:
Exchange Act Rule
13e-4(i)
(Cross-Border Issuer Tender Offer)
☐
Exchange Act Rule
14d-1(d)
(Cross-Border Third-Party Tender Offer)
☐

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until this registration statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information contained herein is not complete and may be changed. A registration statement relating to the securities described in this proxy statement/prospectus has been filed with the Securities and Exchange Commission. These securities may not be issued until such registration statement becomes effective. This proxy statement/prospectus does not constitute an offer to sell, or a solicitation of an offer to buy, any securities in any jurisdiction in which such offer or solicitation would be unlawful.

PRELIMINARY — SUBJECT TO COMPLETION — DATED AUGUST 12, 2024

MERGER PROPOSED — YOUR VOTE IS IMPORTANT

Dear Stockholders of Spirit AeroSystems Holdings, Inc.:

On June 30, 2024, Spirit AeroSystems Holdings, Inc. (“Spirit”) entered into an Agreement and Plan of Merger (as it may be amended from time to time, the “Merger Agreement”), with The Boeing Company (“Boeing”) and Sphere Acquisition Corp., a wholly owned subsidiary of Boeing (“Merger Sub”), providing for the merger of Merger Sub with and into Spirit (the “Merger”), and for Spirit to be the surviving corporation in the Merger. Upon completion of the Merger, Spirit would be a wholly owned subsidiary of Boeing.

On the terms and subject to the conditions set forth in the Merger Agreement, at the effective time of the Merger (the “Effective Time”), each share of Class A Common Stock, par value $0.01 per share, of Spirit (“Spirit Common Stock”) that is issued and outstanding immediately prior to the Effective Time (other than shares of Spirit Common Stock owned by Spirit, Boeing or any of their respective wholly owned subsidiaries, in each case not held on behalf of third parties) will be automatically cancelled and cease to exist and will be converted into the right to receive a number of shares of common stock, par value $5.00 per share, of Boeing (“Boeing Common Stock,” and such number of shares of Boeing Common Stock, the “Per Share Merger Consideration”) equal to an exchange ratio (the “Exchange Ratio”), which will depend on the volume weighted average price per share of Boeing Common Stock on the New York Stock Exchange for the 15 consecutive trading days ending on and including the second full trading day prior to the Effective Time (the “Boeing Stock Price”). If the Boeing Stock Price is greater than $149.00 but less than $206.94, the Exchange Ratio will be the quotient obtained by dividing $37.25 by the Boeing Stock Price, rounded to four decimal places; if the Boeing Stock Price is greater than or equal to $206.94, the Exchange Ratio will be 0.1800; and if the Boeing Stock Price is equal to or less than $149.00, the Exchange Ratio will be 0.2500. Accordingly, if the Boeing Stock Price were between $149.00 and $206.94, the implied value of the Per Share Merger Consideration would be $37.25; if the Boeing Stock Price were greater than $206.94, the implied value of the Per Share Merger Consideration would be greater than $37.25; and if the Boeing Stock Price were less than $149.00, the implied value of the Per Share Merger Consideration would be less than $37.25. The Boeing Stock Price and the actual value of the Per Share Merger Consideration will depend on the trading price of Boeing Common Stock, which is subject to fluctuation, including during the period until the Effective Time. Shares of Spirit Common Stock are listed on the New York Stock Exchange under the symbol “SPR.” Shares of Boeing Common Stock are listed on the New York Stock Exchange under the symbol “BA.” We encourage you to obtain current market quotations for both Spirit Common Stock and Boeing Common Stock.

In connection with the proposed Merger, Spirit will hold a special meeting of its stockholders (the “Special Meeting”). At the Special Meeting, the holders of Spirit Common Stock will be asked to vote on (i) a proposal to adopt the Merger Agreement (the “Merger Agreement Proposal”), (ii) a proposal to approve, on an advisory (non-binding) basis, the compensation that may be paid or become payable to Spirit’s named executive officers that is based on or otherwise relates to the Merger (the “Advisory Compensation Proposal”) and (iii) a proposal to approve one or more adjournments of the Special Meeting, if necessary or appropriate, to permit solicitation of additional votes or proxies if there are not sufficient votes to approve the Merger Agreement Proposal (the “Adjournment Proposal”). Approval of the Merger Agreement Proposal requires the affirmative vote of the holders of a majority of the outstanding shares of Spirit Common Stock entitled to vote thereon, and approval of the Advisory Compensation Proposal and Adjournment Proposal requires the affirmative vote of the holders of a majority of the votes cast affirmatively and negatively on the applicable proposal, assuming a quorum is present. The Special Meeting will be held virtually via live audio webcast at www.virtualshareholdermeeting.com/SPR2024SM, on    , 2024, at     Central Time. The board of directors of Spirit unanimously recommends that stockholders of Spirit vote (i) “FOR” the Merger Agreement Proposal, (ii) “FOR” the Advisory Compensation Proposal and (iii) “FOR” the Adjournment Proposal.

Your vote is very important. The obligations of Spirit and Boeing to complete the Merger are subject to the satisfaction or waiver of a number of conditions set forth in the Merger Agreement, including approval of the Merger Agreement Proposal by the stockholders of Spirit. We cannot complete the Merger unless the stockholders of Spirit vote to approve the Merger Agreement Proposal.

This proxy statement/prospectus contains or references detailed information about Spirit, Boeing, the Special Meeting, the Merger, the Merger Agreement and the business to be considered by the stockholders of Spirit at the Special Meeting. Please carefully read this entire proxy statement/prospectus, including the section entitled “Risk Factors” beginning on page 30 of this proxy statement/prospectus for a discussion of the risks relating to the Merger. You also can obtain information about Spirit from documents that it has filed with the Securities and Exchange Commission.

Sincerely,

Robert D. Johnson

Chair of the Board

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the securities to be issued in connection with the Merger or determined if this proxy statement/prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

This proxy statement/prospectus is dated    , 2024 and is first being mailed to stockholders of Spirit on or about    , 2024.

SPIRIT AEROSYSTEMS HOLDINGS, INC.

3801 South Oliver Street

Wichita, Kansas 67210

(316) 526-9000

NOTICE OF SPECIAL MEETING OF STOCKHOLDERS

TO BE HELD ON    , 2024

To the Stockholders of Spirit AeroSystems Holdings, Inc.:

You are cordially invited to attend a special meeting of stockholders (the “Special Meeting”) of Spirit AeroSystems Holdings, Inc. (“Spirit”), which will be conducted virtually via live audio webcast at www.virtualshareholdermeeting.com/SPR2024SM, on    , 2024, at     Central Time. There will be no physical location for the Special Meeting. The record date for the Special Meeting is     , 2024 (the “Record Date”). Only holders of record of Class A Common Stock, par value $0.01 per share, of Spirit (“Spirit Common Stock”) on the Record Date are entitled to receive notice of, and to vote at, the Special Meeting.

At the Special Meeting, we plan to ask you to vote on:

1.

a proposal (the “Merger Agreement Proposal”) to adopt the Agreement and Plan of Merger, dated June 30, 2024 (as it may be amended from time to time, the “Merger Agreement”), a copy of which is attached as Annex A to the accompanying proxy statement/prospectus, among Spirit, The Boeing Company (“Boeing”) and Sphere Acquisition Corp., a wholly owned subsidiary of Boeing (“Merger Sub”), providing for the merger of Merger Sub with and into Spirit (the “Merger”);

2.

a proposal to approve, on an advisory (non-binding) basis, the compensation that may be paid or become payable to Spirit’s named executive officers that is based on or otherwise relates to the Merger (the “Advisory Compensation Proposal”); and

3.

a proposal to approve one or more adjournments of the Special Meeting, if necessary or appropriate, to permit solicitation of additional votes or proxies if there are not sufficient votes to approve the Merger Agreement Proposal (the “Adjournment Proposal”).

The accompanying proxy statement/prospectus describes the proposals listed above in more detail. You should carefully read and consider the accompanying proxy statement/prospectus in its entirety, including the annexes to the proxy statement/prospectus, and the documents incorporated by reference in the proxy statement/prospectus, as they contain important information about, among other things, the Merger and how it affects you.

The board of directors of Spirit (the “Spirit Board”) has unanimously (a) approved and declared advisable the Merger Agreement and the transactions contemplated thereby, (b) determined that the Merger Agreement and the transactions contemplated thereby are in the best interests of Spirit and its stockholders, (c) resolved to recommend adoption of the Merger Agreement by the stockholders entitled to vote thereon and (d) directed that the Merger Agreement be submitted to stockholders of Spirit for adoption at a meeting of stockholders of Spirit to be held to consider the adoption of the Merger Agreement. The Spirit Board recommends that stockholders of Spirit vote (i) “FOR” the Merger Agreement Proposal, (ii) “FOR” the Advisory Compensation Proposal and (iii) “FOR” the Adjournment Proposal.

You will be able to attend the Special Meeting by visiting the Special Meeting website at www.virtualshareholdermeeting.com/SPR2024SM and entering a 16-digit control number. If you hold your shares of Spirit Common Stock as a stockholder of record, your 16-digit control number will be printed on your proxy card. If instead you hold your shares of Spirit Common Stock through an account with a bank, broker or other nominee, your bank, broker or other nominee may provide you with your 16-digit control number on the voting instruction form it furnishes to you; otherwise, you should contact your bank, broker or other nominee (preferably at least five business days before the date of the Special Meeting) for instructions on attending the Special Meeting. Refer to the section entitled “Questions and Answers” beginning on page 1 of the accompanying proxy statement/prospectus for additional information on how to participate in the Special Meeting.

Your vote is very important, regardless of the number of shares that you own. The Merger cannot be completed unless Spirit Stockholders adopt the Merger Agreement.

Please vote as promptly as possible, whether or not you expect to attend the Special Meeting via the Special Meeting website. If your shares are held in the name of a bank, broker or other nominee, please follow the instructions on the voting instruction form furnished by the bank, broker or other nominee. If you hold shares in your own name, please submit a proxy to have your shares voted as promptly as possible by (i) logging onto the website shown on your proxy card and following the instructions to vote online, (ii) dialing the toll-free number shown on your proxy card and following the instructions to vote by telephone or (iii) completing, dating, signing and returning the enclosed proxy card in the postage-prepaid envelope provided, so that your shares may be represented and voted at the Special Meeting if you later decide not to attend or become unable to attend. Submitting a proxy will also help to secure a quorum and avoid added solicitation costs. Submitting a proxy will not prevent you from voting at the Special Meeting via the Special Meeting website; any stockholder who is present at the Special Meeting via the Special Meeting website may vote, thereby revoking any previously submitted proxy. In addition, a proxy may also be revoked in writing before the Special Meeting in the manner described in the accompanying proxy statement/prospectus.

If you have questions about the matters to be voted on at the Special Meeting, would like additional copies of the accompanying proxy statement/prospectus or need help voting your shares of Spirit Common Stock, please contact Spirit’s proxy solicitor:

Innisfree M&A Incorporated

501 Madison Ave., 20th Floor

New York, New York 10022

Stockholders, please call toll-free: (877) 456-3513

Banks and Brokerage Firms, please call: (212) 750-5833

By Order of the Board of Directors,

David E. Myers

Vice President, Deputy General Counsel & Corporate Secretary

   , 2024

ADDITIONAL INFORMATION

This proxy statement/prospectus incorporates by reference important business and financial information about Spirit AeroSystems Holdings, Inc. (“Spirit”) from other documents that is not included in or delivered with this proxy statement/prospectus, as permitted by the rules of the Securities and Exchange Commission (the “SEC”). For a listing of the documents incorporated by reference into this proxy statement/prospectus, see the section entitled “Where You Can Find More Information” beginning on page 292 of this proxy statement/prospectus.

Copies of any of the documents incorporated by reference herein, excluding exhibits to those documents unless specifically incorporated by reference herein, are available without charge to stockholders of Spirit (“Spirit Stockholders”) upon written or oral request. To receive a copy of any such documents, please contact Spirit or its proxy solicitor at the following addresses and telephone numbers:

Spirit AeroSystems Holdings, Inc.

Attention: Corporate Secretary

3801 South Oliver Street

Wichita, Kansas 67210

(316) 526-9000

Innisfree M&A Incorporated

501 Madison Ave., 20th Floor

New York, New York 10022

Stockholders, please call toll-free: (877) 456-3513

Banks and Brokerage Firms, please call: (212) 750-5833

If you would like to request any of the documents that are incorporated by reference into this proxy statement/prospectus, please do so by    , 2024, which is five business days prior to the date of the special meeting of Spirit Stockholders (the “Special Meeting”), in order to receive them before the meeting.

You may also obtain any of the documents incorporated by reference into this proxy statement/prospectus without charge through the SEC’s website at www.sec.gov. In addition, you may obtain copies of documents filed by Spirit with the SEC by accessing Spirit’s website at www.investor.spiritaero.com/corporate-profile/default.aspx. We are not incorporating the contents of the websites of the SEC or Spirit into this proxy statement/prospectus. We are providing the information about how you can obtain certain documents that are incorporated by reference into this proxy statement/prospectus at these websites only for your convenience.

ABOUT THIS PROXY STATEMENT/PROSPECTUS

This proxy statement/prospectus, which forms part of a registration statement on Form S-4 filed with the SEC by The Boeing Company (“Boeing”), constitutes a prospectus of Boeing under the Securities Act of 1933, as amended (the “Securities Act”), with respect to the shares of common stock, par value $5.00 per share, of Boeing (“Boeing Common Stock”) to be issued to Spirit Stockholders in connection with the Agreement and Plan of Merger, dated June 30, 2024 (as it may be amended from time to time, the “Merger Agreement”), among Spirit, Boeing and Sphere Acquisition Corp., a wholly owned subsidiary of Boeing (“Merger Sub”), providing for the merger of Merger Sub with and into Spirit (the “Merger”). This proxy statement/prospectus also constitutes a proxy statement of Spirit under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). It also constitutes a notice of meeting with respect to the Special Meeting.

Information contained in this proxy statement/prospectus regarding Boeing has been provided by Boeing, and information contained in this proxy statement/prospectus regarding Spirit has been provided by Spirit. Boeing and Spirit have both contributed to the information related to the Merger contained in this proxy statement/prospectus.

Boeing and Spirit have not authorized anyone to provide you with information that is different from that contained in, or incorporated by reference into, this proxy statement/prospectus. This proxy statement/prospectus is dated    , 2024, and you should assume that the information contained in this proxy statement/prospectus is accurate only as of such date unless the information specifically indicates that another date applies. You should also assume that the information incorporated by reference into this proxy statement/prospectus is accurate only as of the date of the incorporated document unless the information specifically indicates that another date applies. Neither the mailing of this proxy statement/prospectus to Spirit Stockholders nor the issuance by Boeing of shares of Boeing Common Stock in connection with the Merger will create any implication to the contrary.

This proxy statement/prospectus does not constitute an offer to sell, or a solicitation of an offer to buy, any securities, or the solicitation of a proxy, in any jurisdiction to or from any person to whom it is unlawful to make any such offer or solicitation in such jurisdiction.

QUESTIONS AND ANSWERS

The following are some questions that you, as a Spirit Stockholder, may have regarding the Merger, the issuance of shares of Boeing Common Stock to Spirit Stockholders in connection with the Merger and the matters being considered at the Special Meeting, accompanied by the answers to those questions. We urge you to carefully read the remainder of this proxy statement/prospectus because the information in this section does not provide all the information that might be important to you with respect to the Merger, the issuance of shares of Boeing Common Stock in connection with the Merger and the matters being considered at the Special Meeting. Additional important information is contained in the annexes to, and the documents incorporated by reference in, this proxy statement/prospectus.

Q:	Why am I receiving this document?

A:

You are receiving this proxy statement/prospectus because Boeing and Spirit have entered into the Merger Agreement, pursuant to which, among other things, on the terms and subject to the conditions set forth therein, Boeing will acquire Spirit in an all-stock transaction. Upon the terms and subject to the conditions set forth in the Merger Agreement, which is attached as Annex A hereto, Merger Sub will merge with and into Spirit, with Spirit surviving as a wholly owned subsidiary of Boeing. For Spirit to complete the Merger, the holders of a majority of outstanding shares of Class A Common Stock, par value $0.01 per share, of Spirit (“Spirit Common Stock”) entitled to vote on the matter must approve a proposal to adopt the Merger Agreement (the “Merger Agreement Proposal”).

This proxy statement/prospectus, which you should read carefully, contains important information about the Merger, the Special Meeting and the matters being considered at the Special Meeting, including the Merger Agreement Proposal. This proxy statement/prospectus constitutes both a proxy statement of Spirit and a prospectus of Boeing. It is a proxy statement because the board of directors of Spirit (the “Spirit Board”) is soliciting proxies from Spirit Stockholders in connection with the Special Meeting. It is a prospectus because Boeing will issue shares of Boeing Common Stock in exchange for outstanding shares of Spirit Common Stock in the Merger.

Q:	Why are Boeing stockholders not being asked to vote on the Merger?

A:

Applicable Delaware law, Boeing’s certificate of incorporation and the rules of the New York Stock Exchange (the “NYSE”) do not require the stockholders of Boeing (the “Boeing Stockholders”) to approve the Merger, adopt the Merger Agreement or approve the issuance of the shares of Boeing Common Stock that will be issued in connection with the Merger. Therefore, the vote of Boeing Stockholders is not required and is not being sought. We are not asking Boeing Stockholders for a proxy, and Boeing Stockholders are requested not to send us a proxy.

Q:	What are Spirit Stockholders being asked to vote on?

A:

At the Special Meeting, the holders of Spirit Common Stock will be asked to vote on (i) the Merger Agreement Proposal, (ii) a proposal to approve, on an advisory (non-binding) basis, the compensation that may be paid or become payable to Spirit’s named executive officers that is based on or otherwise relates to the Merger (the “Advisory Compensation Proposal”) and (iii) a proposal to approve one or more adjournments of the Special Meeting, if necessary or appropriate, to permit solicitation of additional votes or proxies if there are not sufficient votes to approve the Merger Agreement Proposal (the “Adjournment Proposal”).

Q:	What will holders of Spirit Common Stock receive for their shares of Spirit Common Stock in the Merger?

A:

If the Merger is completed, each share of Spirit Common Stock that is issued and outstanding immediately prior to the effective time of the Merger (the “Effective Time”) (other than shares of Spirit Common Stock owned by Spirit, Boeing or any of their respective wholly owned subsidiaries, in each case not held on behalf of third parties) (such shares, “Excluded Shares”) will be automatically cancelled and cease to exist and will be converted into the right to receive a number of shares of Boeing Common Stock (the “Per Share Merger Consideration”) equal to an exchange ratio (the “Exchange Ratio”), which will depend on the volume weighted average price per share of Boeing Common Stock on the NYSE for the 15 consecutive trading days ending on and including the second full trading day prior to the Effective Time (the “Boeing Stock Price”). If the Boeing Stock Price is greater than $149.00 but less than $206.94, the Exchange Ratio will be the quotient obtained by dividing $37.25 by the Boeing Stock Price, rounded to four decimal places; if the Boeing Stock Price is greater than or equal to $206.94, the Exchange Ratio will be 0.1800; and if the Boeing Stock Price is equal to or less than $149.00, the Exchange Ratio will be 0.2500. Accordingly, if the Boeing Stock Price were between $149.00 and $206.94, the implied value of the Per Share Merger Consideration would be $37.25; if the Boeing Stock Price were greater than $206.94, the implied value of the Per Share Merger Consideration would be greater than $37.25; and if the Boeing Stock Price were less than $149.00, the implied value of the Per Share Merger Consideration would be less than $37.25. Each Spirit Stockholder will receive cash in lieu of any fractional share of Boeing Common Stock that such stockholder would otherwise be entitled to receive in the Merger. The aggregate number of shares of Boeing Common Stock to be issued to the Spirit Stockholders (the “Merger Consideration Shares”), together with any cash to be paid in lieu of any fractional shares of Boeing Common Stock that Spirit Stockholders would otherwise be entitled to receive in the Merger, in accordance with the terms of the Merger Agreement, is referred to as the “Merger Consideration.”

The number of Merger Consideration Shares is subject to fluctuation with the market value of Boeing Common Stock until the Boeing Stock Price has been determined. The Boeing Stock Price and the actual value of the Per Share Merger Consideration will depend on the trading price of Boeing Common Stock, which is subject to fluctuation, including during the period until the Effective Time. The market price of shares of Boeing Common Stock that Spirit Stockholders receive at the Effective Time could be greater than, less than or the same as the market price of shares of Boeing Common Stock on the date of this proxy statement/prospectus or at the time of the Special Meeting. In addition, the difference between the value, immediately following the Merger, of the consideration that Spirit Stockholders will receive in the Merger and the value of Spirit Common Stock immediately prior to the Merger will depend on the market price of shares of Boeing Common Stock and Spirit Common Stock at the Effective Time. Accordingly, you should obtain current market quotations for Boeing Common Stock and Spirit Common Stock before deciding how to vote with respect to the Merger Agreement Proposal. Shares of Spirit Common Stock are listed on the NYSE under the symbol “SPR.” Shares of Boeing Common Stock are listed on the NYSE under the symbol “BA.”

Q:	If I am a Spirit Stockholder, how will I receive the portion of the Merger Consideration to which I am entitled?

A:

If you hold your shares of Spirit Common Stock through The Depository Trust Company (“DTC”) in book-entry form, you will not be required to take any specific actions to exchange your shares of Spirit Common Stock for shares of Boeing Common Stock. After the completion of the Merger, an exchange agent (the “Exchange Agent”) will deliver to DTC or its nominees the Per Share Merger Consideration, together with cash in lieu of any fractional shares of Boeing Common Stock to which DTC is entitled under the Merger Agreement.

If you hold your shares of Spirit Common Stock in certificated form, or in book-entry form but not through DTC, after receiving the proper documentation from you, following the Effective Time, the Exchange Agent will deliver to you the Per Share Merger Consideration and a check in the amount of any cash in lieu of fractional share of Boeing Common Stock to which you are entitled under the Merger Agreement.

Q:	What will holders of Spirit equity and equity-based awards receive in the Merger?

A:

Outstanding Spirit equity and equity-based long-term incentive awards will be treated as set forth in the Merger Agreement, as described in more detail in the section entitled “The Merger—Treatment of Spirit Equity Awards and the ESPP” beginning on page 123 of this proxy statement/prospectus. In general, at the Effective Time, the restricted stock units and performance stock units of Spirit will be assumed and converted into a number of time-based vesting restricted stock units with respect to shares of Boeing Common Stock.

Q:	What will happen to the Spirit Employee Stock Purchase Plan (“ESPP”)?

A:

Spirit will take action to provide that: (i) except for the offering period that commenced on May 1, 2024 and that ends on September 30, 2024 (the “Final Offering”) no offering period will be authorized or commence under the ESPP on or after the date of the Merger Agreement; (ii) if the closing of the Merger Agreement Transactions (as defined in the section entitled “Summary—Conditions to the Closing of the Merger” beginning on page 19 of this proxy statement/prospectus) (the “Closing”) occurs prior to the end of the Final Offering, each individual participating in the Final Offering will receive notice of the transactions no later than five business days prior to the date on which the Closing actually occurs (the “Closing Date”) and will have an opportunity to terminate his or her outstanding purchase rights under the ESPP, (iii) the Final Offering will end on the Closing Date (if the Final Offering has not yet ended), (iv) each ESPP participant’s accumulated contributions under the ESPP will be used to purchase shares of Spirit Common Stock in accordance with the ESPP as of the end of the Final Offering, (v) the applicable purchase price for shares of Spirit Common Stock will not be decreased below the levels set forth in the ESPP as of the date of the Merger Agreement and (vi) the ESPP will terminate at the Effective Time and no further rights will be granted or exercised under the ESPP thereafter.

Q:	Are there any risks that I should consider as a Spirit Stockholder in deciding how to vote?

A:

Yes. You should read and carefully consider the risks set forth in the section entitled “Risk Factors” beginning on page 30 of this proxy statement/prospectus. You also should read and carefully consider the risks that are described in the documents that are incorporated by reference into this proxy statement/prospectus.

Q:	How important is my vote as a Spirit Stockholder?

A:

Your vote “FOR” each proposal presented at the Special Meeting is very important, and you are encouraged to submit a proxy or voting instruction form, as applicable, as soon as possible. The Merger cannot be completed without the approval by Spirit Stockholders of the Merger Agreement Proposal.

Q:	What vote is required to approve each proposal at the Special Meeting?

A:

Approval of the Merger Agreement Proposal requires the affirmative vote of the holders of a majority of the outstanding shares of Spirit Common Stock entitled to vote thereon. Abstentions and broker non-votes, if any, will have the same effect as a vote “AGAINST” the Merger Agreement Proposal.

Approval of the Advisory Compensation Proposal and the Adjournment Proposal requires, in each case, the affirmative vote of the holders of a majority of the votes cast affirmatively and negatively on the applicable proposal. Abstentions and broker non-votes, if any, will have no effect on the Advisory Compensation Proposal or the Adjournment Proposal, assuming a quorum is present.

Q:	How does the Spirit Board recommend that Spirit Stockholders vote?

A:

The Spirit Board has unanimously (a) approved and declared advisable the Merger Agreement and the transactions contemplated thereby, (b) determined that the Merger Agreement and the transactions contemplated thereby are in the best interests of Spirit and its stockholders, (c) resolved to recommend adoption of the Merger Agreement by the stockholders entitled to vote thereon and (d) directed that the Merger Agreement be submitted to stockholders of Spirit for adoption at a meeting of stockholders of Spirit to be held to consider the adoption of the Merger Agreement. Accordingly, the Spirit Board unanimously recommends that Spirit Stockholders vote (i) “FOR” the Merger Agreement Proposal, (ii) “FOR” the Advisory Compensation Proposal and (iii) “FOR” the Adjournment Proposal. For a detailed description of the various factors considered by the Spirit Board in reaching this decision, see the section entitled “The Merger—Recommendation of the Spirit Board and Its Reasons for the Merger” beginning on page 91 of this proxy statement/prospectus.

Q:

Why am I being asked to consider and vote on a proposal to approve, on an advisory (non-binding) basis, certain compensation arrangements for Spirit’s named executive officers in connection with the Merger (the Advisory Compensation Proposal)?

A:

Under SEC rules, Spirit is required to seek a non-binding, advisory vote of its stockholders with respect to the compensation that may be paid or become payable to Spirit’s named executive officers that is based on or otherwise relates to the Merger, also known as “golden parachute” compensation.

Q:	What happens if the Advisory Compensation Proposal is not approved?

A:

Because the vote on the Advisory Compensation Proposal is advisory only, it will not be binding on either Spirit or Boeing. Accordingly, if the Merger Agreement is adopted and the Merger is completed, the merger-related compensation will be payable to Spirit’s named executive officers, subject only to the conditions applicable thereto, regardless of the outcome of advisory vote on the Advisory Compensation Proposal.

Q:	Do any of the executive officers or directors of Spirit have interests in the Merger that may differ from or be in addition to my interests as a Spirit Stockholder?

A:

In considering the recommendation of the Spirit Board that Spirit Stockholders vote to approve the Merger Agreement Proposal, to approve the Advisory Compensation Proposal and to approve the Adjournment Proposal, Spirit Stockholders should be aware that some of Spirit’s directors and executive officers have interests in the Merger that may be different from, or in addition to, the interests of Spirit Stockholders generally. The Spirit Board was aware of and considered these potential interests, among other matters, in evaluating and negotiating the Merger Agreement and the transactions contemplated thereby, in approving the Merger and in recommending that Spirit Stockholders approve the Merger Agreement Proposal, the Advisory Compensation Proposal and the Adjournment Proposal.

For more information regarding these interests, see the sections entitled “The Merger—Interests of Certain Spirit Directors and Executive Officers in the Merger” and “Risk Factors—Risks Related

to the Merger—Spirit’s directors and executive officers have interests in the Merger that may be different from, or in addition to, the interests of Spirit Stockholders generally” beginning on pages 108 and 36, respectively, of this proxy statement/prospectus.

Q:	What will happen to Spirit as a result of the Merger?

A:

Upon the terms and subject to the conditions set forth in the Merger Agreement, Boeing will acquire all of the outstanding shares of Spirit Common Stock at the Effective Time. After completion of the Merger, Spirit Common Stock will be delisted from the NYSE, will be deregistered under the Exchange Act and will cease to be publicly traded.

In addition, the Merger Agreement includes provisions to facilitate the disposition by Spirit to Airbus SE (“Airbus”) of certain portions of Spirit’s business related to the performance by Spirit and its subsidiaries of their obligations under their supply contracts with Airbus (the “Spirit Airbus Business”), as contemplated by a term sheet entered into on June 30, 2024 between Airbus and Spirit AeroSystems, Inc., a wholly owned subsidiary of Spirit (the “Airbus Term Sheet”). The Merger Agreement also includes provisions to facilitate the potential sale, subject to certain Boeing consent rights, by Spirit to other third parties of specified assets and businesses, some of which include or comprise parts of the Spirit Airbus Business. Such specified assets and businesses, which include, among others, Spirit’s operations in Belfast, Northern Ireland (other than the operations that are part of the Spirit Airbus Business) and Subang, Malaysia, certain of Spirit’s operations in Prestwick, Scotland and Spirit’s Fiber Materials, Inc. business, are referred to herein together with the Spirit Airbus Business as the “Divestiture Assets.”

Q:	Who will own Boeing immediately following the completion of the Merger?

A:

If the Boeing Stock Price were equal to the closing price of Boeing Common Stock on the NYSE on    , 2024, the last trading day before the date of this proxy statement/prospectus, each share of Spirit Common Stock would be converted into     shares of Boeing Common Stock. At this Exchange Ratio, it is estimated that, immediately after completion of the Merger, Boeing Stockholders as of immediately prior to the Merger would hold approximately  % and Spirit Stockholders as of immediately prior to the Merger (disregarding any shares of Boeing Common Stock held by Spirit Stockholders immediately prior to the Merger) would hold approximately  % of the outstanding shares of Boeing Common Stock, each on a fully diluted basis. The exact equity stake of Spirit Stockholders in Boeing immediately following the completion of the Merger will depend on the number of shares of Boeing Common Stock and shares of Spirit Common Stock issued and outstanding immediately prior to the Effective Time.

Q:	How will Boeing Stockholders be affected by the Merger?

A:

Upon completion of the Merger, each Boeing Stockholder will hold the same number of shares of Boeing Common Stock that such stockholder held immediately prior to completion of the Merger. As a result of the Merger, Boeing Stockholders will own shares in a larger company with more assets. However, because in connection with the Merger, Boeing will be issuing additional shares of Boeing Common Stock to Spirit Stockholders in exchange for their shares of Spirit Common Stock, each outstanding share of Boeing Common Stock immediately prior to the Merger will represent a smaller percentage of the aggregate number of shares of Boeing Common Stock outstanding after the Merger.

Upon completion of the Merger, the current directors and executive officers of Boeing are expected to continue in their current positions, other than as may be publicly announced by Boeing in the normal course.

Q:	What are the U.S. federal income tax consequences of the Merger?

A:

The U.S. federal income tax consequences of the Merger will depend primarily upon whether the Merger qualifies as a “reorganization” under Section 368(a) of the Internal Revenue Code of 1986, as amended (the “Code”). As discussed in more detail in the section entitled “The Merger—U.S. Federal Income Tax Consequences of the Merger” beginning on page 117 of this proxy statement/prospectus, there is significant uncertainty as to the treatment of the Merger for U.S. federal income tax purposes.

It is not a condition to the Merger that Boeing or Spirit receive a private letter ruling from the Internal Revenue Service regarding the qualification of the Merger as a “reorganization” under Section 368(a) of the Code. Nevertheless, Boeing and Spirit intend to file with the IRS a request for a private letter ruling to the effect that the Merger qualifies as a “reorganization” under Section 368(a) of the Code (the “Ruling”).

If Boeing and Spirit do not ultimately receive the Ruling, U.S. Holders (as defined in the section entitled “The Merger—U.S. Federal Income Tax Consequences of the Merger” beginning on page 117 of this proxy statement/prospectus) should assume that the Merger will not qualify as a “reorganization” under Section 368(a) of the Code and that the Merger will be treated as a taxable transaction. If Boeing and Spirit timely receive the Ruling to the satisfaction of Boeing and Spirit, Boeing and Spirit intend to report the Merger consistent with the qualification of the Merger as a “reorganization” under Section 368(a) of the Code.

Each U.S. Holder (as defined in the section entitled “The Merger—U.S. Federal Income Tax Consequences of the Merger” beginning on page 117 of this proxy statement/prospectus) should consult its own tax advisor with respect to the particular tax consequences of the Merger to such holder. See the section entitled “The Merger—U.S. Federal Income Tax Consequences of the Merger” beginning on page 117 of this proxy statement/prospectus for more information.

Q:	When do Boeing and Spirit expect to complete the Merger?

A:

Boeing and Spirit currently expect to complete the Merger in mid-2025. Neither Boeing nor Spirit, however, can predict the actual date on which the Merger will be completed, and they cannot assure that the Merger will be completed, because completion of the Merger is subject to conditions beyond the control of each of Boeing and Spirit. See the sections entitled “The Merger—Regulatory Approvals,” “The Merger Agreement—Conditions to the Closing of the Merger” and “Risk Factors—Risks Related to the Merger—The Merger is subject to conditions, including certain conditions that are beyond Boeing’s and Spirit’s control and may not be satisfied on a timely basis or at all. Failure to complete the Merger could have material adverse effects on Boeing and Spirit” beginning on pages 122, 155 and 31, respectively, of this proxy statement/prospectus for more information.

Q:	What are the conditions to the Closing?

A:

Under the terms of the Merger Agreement, the completion of the Merger is subject to the satisfaction or waiver of certain closing conditions, including (a) the approval of the Merger Agreement Proposal by the holders of a majority of the outstanding shares of Spirit Common Stock entitled to vote thereon at the Special Meeting (the “Spirit Stockholder Approval”); (b) the expiration or termination of the applicable waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”), and the receipt of other specified regulatory approvals (collectively, including the expiration or termination of any such waiting periods, the “Regulatory Approvals”); (c) the absence of any law or order issued by a governmental entity prohibiting the completion of the Merger; (d) the effectiveness of the registration statement relating to the Merger Consideration Shares; (e) the approval for listing on the NYSE of the Merger Consideration Shares; (f) solely with respect to the obligations of Boeing and Merger Sub to effect the closing of the transactions contemplated by the Merger Agreement, not including the Airbus Term Sheet, the transactions contemplated thereby, any definitive agreements with respect to such transactions or other divestitures by Spirit and its subsidiaries contemplated by the Merger Agreement (the “Merger Agreement Transactions”), (1) the accuracy (subject to materiality qualifiers in certain cases) of the representations and warranties of Spirit contained in the Merger Agreement, (2) Spirit having performed in all material respects the obligations required to be performed by it under the Merger Agreement at or prior to the Closing, (3) the Regulatory Approvals having been obtained without the imposition of a Burdensome Condition (as defined in the section entitled “The Merger Agreement—Cooperation; Regulatory Approvals and Efforts to Close the Merger” beginning on page 145 of this proxy statement/prospectus), (4) the absence of a Material Adverse Effect (as defined in the section entitled “The Merger Agreement—Representations and Warranties” beginning on page 130 of this proxy statement/prospectus) or any event that would reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect since the date of the Merger Agreement and (5) Spirit’s having completed the divestiture of the Spirit Airbus Business (the “Divestiture Condition”); and (g) solely with respect to the obligation of Spirit to effect the Closing, (1) the accuracy (subject to materiality qualifiers in certain cases) of the representations and warranties of Boeing and Merger Sub contained in the Merger Agreement, (2) each of Boeing and Merger Sub having performed in all material respects the obligations required to be performed by it under the Merger Agreement at or prior to the Closing and (3) the absence of a Boeing Material Adverse Effect (as defined in the section entitled “The Merger Agreement—Representations and Warranties” beginning on page 130 of this proxy statement/prospectus) or any event that would reasonably be expected to have, individually or in the aggregate, a Boeing Material Adverse Effect since the date of the Merger Agreement.

The completion of the Merger is not subject to the approval of Boeing Stockholders or the receipt of financing by Boeing.

See the sections entitled “The Merger Agreement—Conditions to the Closing of the Merger” and “Risk Factors—Risks Related to the Merger—The Merger is subject to conditions, including certain conditions that are beyond Boeing’s and Spirit’s control and may not be satisfied on a timely basis or at all. Failure to complete the Merger could have material adverse effects on Boeing and Spirit” beginning on pages 155 and 31, respectively, of this proxy statement/prospectus for more information.

Q:	What happens if the Merger is not completed?

A:

If the Merger Agreement Proposal is not approved by Spirit Stockholders or the Merger is not completed for any other reason, Spirit Stockholders will not receive any consideration pursuant to the Merger Agreement for shares of Spirit Common Stock they own. Instead, Spirit will remain an independent public company, and Spirit Common Stock will continue to be listed and traded on the NYSE and registered under the Exchange Act.

Upon termination of the Merger Agreement, Spirit may be required to pay Boeing a termination fee of $150 million if the Merger Agreement is terminated under specified circumstances in which the Spirit Board changes its recommendation that Spirit Stockholders adopt the Merger Agreement, Spirit terminates the Merger Agreement in order to accept a Superior Proposal (as defined in the section entitled “The Merger Agreement—No Solicitation of Acquisition Proposals; Change of Recommendation” beginning on page 141 of this proxy statement/prospectus), or Spirit completes a Qualifying Transaction (as defined in the section entitled “The Merger Agreement—Termination Fees” beginning on page 159 of this proxy statement/prospectus) following the termination of the Merger Agreement. Boeing may be required to pay Spirit a termination fee of $300 million (reduced (but not to less than zero) by the aggregate then-outstanding amount of cash advances to be repaid by Spirit and its subsidiaries to Boeing, whether or not then due and payable, pursuant to the applicable agreements governing cash advances by Boeing to Spirit and its subsidiaries) if the Merger Agreement is terminated by Spirit or Boeing under certain specified circumstances in which the Merger Agreement is terminated as a result of failing to obtain the required regulatory approvals by March 31, 2025 (subject to three automatic three-month extensions if on each such date all of the closing conditions except those relating to regulatory approvals have been satisfied or waived) (the “Outside Date”) or as a result of a law or order related to the required regulatory approvals or any applicable antitrust law or foreign investment law that prohibits the completion of the Merger. See the section entitled “The Merger Agreement—Termination Fees” beginning on page 159 of this proxy statement/prospectus for more information.

Q:	When and where is the Special Meeting?

A:

The Special Meeting will be conducted virtually via live audio webcast at www.virtualshareholdermeeting.com/SPR2024SM, on    , 2024 at     Central Time. There will be no physical location for the Special Meeting.

Q:	How can I attend the Special Meeting?

A:

The Special Meeting will be a virtual-only meeting conducted exclusively via live audio webcast at www.virtualshareholdermeeting.com/SPR2024SM. There will be no physical location for the Special Meeting.

You will be able to attend the Special Meeting by visiting the Special Meeting website at www.virtualshareholdermeeting.com/SPR2024SM and entering a 16-digit control number. If you hold your shares of Spirit Common Stock as a stockholder of record, your 16-digit control number will be printed on your proxy card. If instead you hold your shares of Spirit Common Stock through an account with a bank, broker or other nominee (that is, if you are the beneficial owner of shares held in “street name”), your bank, broker or other nominee may provide you with your 16-digit control number on the voting instruction form it furnishes to you; otherwise, you should contact your bank, broker or other nominee (preferably at least five business days before the date of the Special Meeting) to obtain a legal proxy that will permit you to attend, and vote at, the Special Meeting. If you join the Special Meeting by using your 16-digit control number or obtaining a legal proxy and logging in to the Special Meeting website, you will be able to attend and participate in the Special Meeting, submit your questions during the Special Meeting, and vote your shares online during the Special Meeting.

Spirit Stockholders who participate in the Special Meeting via the Special Meeting website will be considered to have attended the Special Meeting and to have been present at the Special Meeting “in person,” including for purposes of determining a quorum and counting votes.

Q:	Who do I contact if I am encountering difficulties attending the Special Meeting?

A:

If you encounter technical difficulties attending the Special Meeting, please call the technical support telephone number that will be posted at www.virtualshareholdermeeting.com/SPR2024SM. Technicians will be available to assist you.

Q:	Who can vote at, and what is the record date of, the Special Meeting?

A:

Only Spirit Stockholders who held shares of Spirit Common Stock of record at the close of business on    , 2024, the record date for the Special Meeting (the “Record Date”), are entitled to receive notice of, and to vote the shares of Spirit Common Stock they held on the Record Date at, the Special Meeting.

If you hold your shares of Spirit Common Stock through an account with a bank, broker or other nominee (that is, if you are the beneficial owner of shares held in “street name”), your bank, broker or other nominee that is the holder of record of those shares can give you the right to vote those shares at the Special Meeting. See the answer to the question “How can I attend the Special Meeting?” above for additional information.

Q:	How many votes may I cast?

A:	Each outstanding share of Spirit Common Stock entitles its holder of record to one vote on each matter considered at the Special Meeting.

Q:	What constitutes a quorum at the Special Meeting?

A:

The presence, in person or by proxy, of Spirit Stockholders entitled to cast at least a majority of the votes which all Spirit Stockholders are entitled to vote upon a matter at the Special Meeting constitutes a quorum for the transaction of business on such matter at the Special Meeting. For business to be conducted at the Special Meeting, a quorum must be present. For purposes of determining whether there is a quorum, all shares that are present, including abstentions, will count towards the quorum.

Q:	What do I need to do now?

A:

After you have carefully read and considered the information contained or incorporated by reference into this proxy statement/prospectus, please vote your shares as soon as possible so that your shares of Spirit Common Stock will be represented at the Special Meeting. Please follow the instructions set forth on the proxy card or, if your shares of Spirit Common Stock are held in “street name,” on the voting instruction form provided by your bank, broker other nominee.

Additional information on voting procedures can be found in the section entitled “The Special Meeting” beginning on page 55 of this proxy statement/prospectus.

Q:	If a stockholder gives a proxy, how are the shares of Spirit Common Stock voted?

A:

The individuals named on the enclosed proxy card will vote your shares of Spirit Common Stock in the way that you indicate. When completing the proxy card or the Internet or telephone processes, you may specify whether your shares of Spirit Common Stock should be voted for or against, or abstain from voting on, all, some or none of the specific items of business to come before the Special Meeting.

Q:	How will my shares of Spirit Common Stock be voted if I return a blank proxy?

A:

If you sign, date, and return your proxy card and do not indicate how you want your shares of Spirit Common Stock to be voted, then your shares of Spirit Common Stock will be voted “FOR” the Merger Agreement Proposal, “FOR” the Advisory Compensation Proposal and “FOR” the Adjournment Proposal.

Q:	Who will count the votes?

A:

Spirit has appointed Broadridge Financial Solutions, Inc. (“Broadridge”) to serve as inspector of election for the Special Meeting. Broadridge will independently tabulate affirmative and negative votes and abstentions.

Q:	What should I do if I receive more than one set of voting materials for the Special Meeting?

A:	You may receive more than one set of voting materials for the Special Meeting, including multiple copies of this proxy statement/prospectus and multiple proxy cards or voting instruction forms.

If, for example, you hold your shares of Spirit Common Stock in more than one brokerage account, you will receive a separate voting instruction form for each brokerage account in which you hold shares of Spirit Common Stock. In that case, you should follow the procedures specified by your bank, broker or other nominee to make sure that you vote all of your shares held in those brokerage accounts.

If, for example, you are a holder of record and your shares of Spirit Common Stock are registered in more than one name, you will receive more than one proxy card. Please submit each separate proxy card that you receive (or cast your vote via the Internet or by telephone) by following the instructions set forth in each separate proxy card to ensure that you vote all of the shares of which you are a holder of record.

Q:	What’s the difference between holding shares as a stockholder of record and holding shares as a beneficial owner?

A:

If your shares of Spirit Common Stock are registered directly in your name with Spirit’s transfer agent, Computershare, Inc., you are considered the stockholder of record of those shares. The proxy materials for the Special Meeting will be sent directly to you by Spirit, and you are entitled to attend and vote at the Special Meeting as a stockholder of record.

If your shares of Spirit Common Stock are held through a bank, broker or other nominee, you are considered the beneficial owner of the shares of Spirit Common Stock held in “street name.” In that case, the proxy materials for the Special Meeting have been forwarded to you by your bank, broker or other nominee that is considered, with respect to those shares, to be the stockholder of record. As the beneficial owner, you have the right to direct your bank, broker or other nominee how to vote your shares by following their instructions for voting, and you are also invited to attend and vote at the Special Meeting as described in the answer to the question “How can I attend the Special Meeting?” above.

Q:	If my shares are held in “street name” by my bank, broker or other nominee, will my bank, broker or other nominee automatically vote my shares for me?

A:

No. If your shares are held in the name of a bank, broker or other nominee, you will receive separate instructions from your bank, broker or other nominee describing how to vote your shares. The availability of Internet or telephonic voting will depend on the nominee’s voting process. Please check with your bank, broker or other nominee and follow the voting procedures provided by your bank, broker or other nominee on your voting instruction form.

You should instruct your broker, bank or other nominee how to vote your shares. Banks, brokers and other nominees that hold shares in “street name” for a beneficial owner of those shares typically have the authority to vote in their discretion on “routine” proposals when they have not received instructions from beneficial owners. However, banks, brokers and other nominees that hold shares in street name for a beneficial owner of those shares are not allowed to exercise voting discretion with respect to the approval of matters that are “non-routine” without specific instructions from the beneficial owner. “Broker non-votes” occur when shares held in street name are present at a stockholder meeting at which at least one item of business is a routine proposal, but the bank, broker or other nominee is not instructed by the beneficial owner of those shares to vote on a particular proposal for which the bank, broker or other nominee does not have discretionary voting power. Under applicable rules, each of the proposals to be voted on at the Special Meeting will be “non-routine,” and therefore, it is expected that there will be no broker non-votes at the Special Meeting. Accordingly, if you are a Spirit Stockholder that beneficially owns shares of Spirit Common Stock held in street name, and you do not instruct your bank, broker or other nominee on how to vote your shares, your bank, broker or other nominee may not vote your shares on the Merger Agreement Proposal, the Advisory Compensation Proposal or the Adjournment Proposal, and your shares will not be considered present and entitled to vote at the Special Meeting for the purpose of determining whether a quorum is present at the Special Meeting.

Q:	What do I do if I am a Spirit Stockholder and I want to revoke my proxy?

A:	If you are a Spirit Stockholder of record, you may revoke your proxy prior to its exercise at the Special Meeting by:

•	voting again by properly submitting a revised proxy card or voting by Internet or telephone, as applicable, on a date later than your prior proxy;

•

sending a written notice of revocation to Spirit at 3801 South Oliver Street, Wichita, Kansas 67210, Attention: Corporate Secretary, which must be received prior to 11:59 p.m. Eastern Time, on    , 2024; or

•

attending the Special Meeting and voting via the Special Meeting website during the Special Meeting, although attendance at the Special Meeting alone is not sufficient to revoke a prior properly submitted proxy.

If you are a beneficial owner of Spirit Common Stock held through a bank, broker or other nominee, you must follow the specific instructions provided to you by your bank, broker or other nominee to change or revoke any instructions you have already given to your bank, broker or other nominee. You may also change your vote by attending the Special Meeting and voting via the Special Meeting website during the Special Meeting. See the answer to the question “How can I attend the Special Meeting?” above for additional information.

Q:	What happens if I sell or otherwise transfer my shares of Spirit Common Stock after the Record Date but before the Special Meeting?

A:

The Record Date is    , 2024, which is earlier than the date of the Special Meeting. If you sell or otherwise transfer your shares of Spirit Common Stock after the Record Date but before the Special Meeting, unless special arrangements (such as provision of a proxy) are made between you and the person to whom you transfer your shares, and each of you notifies Spirit in writing of those special arrangements, you will retain your right to vote those shares at the Special Meeting, but will otherwise transfer ownership of those shares.

Q:	What happens if I sell or otherwise transfer my shares of Spirit Common Stock before the completion of the Merger?

A:

Only holders of shares of Spirit Common Stock at the Effective Time will be entitled to receive the Per Share Merger Consideration. If you sell or otherwise transfer your shares of Spirit Common Stock prior to the completion of the Merger, you will not be entitled to receive the Per Share Merger Consideration by virtue of the Merger.

Q:	Where can I find voting results of the Special Meeting?

A:

Spirit intends to announce preliminary voting results at the Special Meeting and to publish the final voting results in a Current Report on Form 8-K that will be filed with the SEC within four business days following certification of the final voting results.

Q:	Do Boeing Stockholders and Spirit Stockholders have appraisal rights?

A:	Neither Boeing Stockholders nor Spirit Stockholders are entitled to appraisal rights in connection with the Merger.

Q:	Who will solicit and pay the cost of soliciting proxies in connection with the Special Meeting?

A:

Spirit and the Spirit Board are soliciting Spirit Stockholders’ proxies in connection with the Special Meeting, and Spirit will bear the cost of soliciting such proxies. Proxies in connection with the Special Meeting may be solicited by officers, directors and regular supervisory and executive employees of Spirit, none of whom will receive any additional compensation for such solicitation. Spirit has retained Innisfree M&A Incorporated (“Innisfree”) as proxy solicitor to assist with the solicitation of proxies in connection with the Special Meeting, for which Spirit estimates it will pay Innisfree a fee of $50,000 plus reasonable out-of-pocket costs and expenses. Spirit will supply banks, brokers and other nominees that hold shares of Spirit Common Stock of record for beneficial owners with copies of proxy soliciting material in connection with the Special Meeting to be sent to such beneficial owners, in which case these parties will be reimbursed by Spirit for their reasonable expenses for completing the sending of such material to beneficial owners.

Q:	How can I find more information about Boeing and Spirit?

A:

You can find more information about Boeing and Spirit from various sources described in the section entitled “Where You Can Find More Information” beginning on page 292 of this proxy statement/prospectus.

Q:	Who can answer any questions I may have about the Special Meeting or the Merger?

A:

If you have any questions about the Special Meeting, the Merger or how to submit your proxy, or if you need additional copies of this proxy statement/prospectus, you may contact Spirit’s proxy solicitor:

Innisfree M&A Incorporated

501 Madison Ave., 20th Floor

New York, New York 10022

Stockholders, please call toll-free: (877) 456-3513

Banks and Brokerage Firms, please call: (212) 750-5833

SUMMARY

The following summary highlights selected information described in more detail elsewhere in this proxy statement/prospectus and the documents incorporated by reference into this proxy statement/prospectus and may not contain all the information that may be important to you. To understand the Merger and the matters being voted on by Spirit Stockholders at the Special Meeting more fully, and to obtain a more complete description of the terms of the Merger Agreement, you should carefully read this entire document, including the annexes, and the documents to which Boeing and Spirit refer you. Each item in this summary includes a page reference directing you to a more complete description of that topic. See the section entitled “Where You Can Find More Information” beginning on page 292 of this proxy statement/prospectus for more information.

The Parties to the Merger (see page 64)

The Boeing Company

Boeing is one of the world’s major aerospace firms and a leading manufacturer of commercial airplanes and defense, space and security systems. Boeing’s products and tailored services include commercial and military aircraft, satellites, weapons, electronic and defense systems, launch systems, advanced information and communication systems, and performance-based logistics and training.

Boeing was originally incorporated in the State of Washington in 1916 and reincorporated in Delaware in 1934. Boeing’s common stock is listed and traded on the NYSE under the symbol “BA,” and its principal executive offices are located at 929 Long Bridge Drive, Arlington, Virginia 22202; its telephone number at that location is (703) 465-3500.

Sphere Acquisition Corp.

Merger Sub is a wholly owned subsidiary of Boeing and was formed solely for the purpose of effecting the Merger. Upon the terms and subject to the conditions set forth in the Merger Agreement, Merger Sub will merge with and into Spirit, with Spirit surviving as a wholly owned subsidiary of Boeing. Merger Sub has not conducted any activities other than those incidental to its formation and the matters contemplated by the Merger Agreement, including the preparation of applicable regulatory filings in connection with the Merger.

Merger Sub was incorporated in Delaware on June 28, 2024. Merger Sub’s principal executive offices are located at 929 Long Bridge Drive, Arlington, Virginia 22202; its telephone number at that location is (703) 465-3500.

Spirit AeroSystems Holdings, Inc.

Spirit, incorporated in Delaware with its headquarters in Wichita, Kansas, is one of the world’s largest non-Original Equipment Manufacturer manufacturers of aerostructures, serving markets for commercial airplanes, military platforms and business/regional jets. With expertise in aluminum and advanced composite manufacturing solutions, Spirit’s core products include fuselages, integrated wings and wing components, pylons and nacelles. Spirit also serves the aftermarket for commercial and military platforms.

Boeing is the largest customer of Spirit. For the 12 months ended December 31, 2023, approximately 64% of Spirit’s net revenues were generated from sales to Boeing. In addition, Boeing has, from time to time, made advance payments to Spirit of amounts due to be paid pursuant to Spirit’s supply agreements with Boeing, including under the April 18, 2024 memorandum of agreement between Spirit AeroSystems, Inc. and Boeing.

Airbus Group SE and its affiliates (collectively, including Airbus SE, “Airbus Group”) is Spirit’s second largest customer. For the 12 months ended December 31, 2023, approximately 19% of Spirit’s net revenues were generated from sales to Airbus Group. Airbus Group has, from time to time, made advance payments to Spirit in connection with Spirit’s supply contracts with Airbus Group.

Spirit was incorporated in Delaware in 2005. Spirit’s common stock is listed and traded on the NYSE under the symbol “SPR” and its principal executive offices are located at 3801 South Oliver Street, Wichita, Kansas 67210; its telephone number at that location is (316) 526-9000.

The Merger and the Merger Agreement (see pages 64 and 125)

The terms and conditions of the Merger are contained in the Merger Agreement, a copy of which is attached as Annex A to this proxy statement/prospectus. You are encouraged to read the Merger Agreement carefully and in its entirety, as it is the primary legal document that governs the Merger.

Upon the terms and subject to the conditions set forth in the Merger Agreement, Merger Sub will merge with and into Spirit, with Spirit surviving as a wholly owned subsidiary of Boeing. Following the Merger, Spirit Common Stock will be delisted from the NYSE, will be deregistered under the Exchange Act and will cease to be publicly traded.

Merger Consideration (see page 65)

Subject to the terms and conditions of the Merger Agreement, at the Effective Time, each share of Spirit Common Stock that is issued and outstanding immediately prior to the Effective Time (other than Excluded Shares) will be automatically cancelled and cease to exist and will be converted into the right to receive a number of shares of Boeing Common Stock equal to (a) if the Boeing Stock Price, is greater than $149.00 but less than $206.94, the quotient obtained by dividing $37.25 by the Boeing Stock Price, rounded to four decimal places, (b) if the Boeing Stock Price is greater than or equal to $206.94, 0.1800 or (c) if the Boeing Stock Price is equal to or less than $149.00, 0.2500.

Expected Timing of the Merger (see page 122)

Boeing and Spirit currently expect to complete the Merger in mid-2025. Neither Boeing nor Spirit, however, can predict the actual date on which the Merger will be completed, and they cannot assure that the Merger will be completed, because completion of the Merger is subject to conditions beyond the control of each of Boeing and Spirit.

Special Meeting (see page 55)

Date, Time and Place of the Special Meeting

The Special Meeting will be conducted virtually via live audio webcast at www.virtualshareholdermeeting.com/SPR2024SM, on    , 2024 at     Central Time. There will be no physical location for the Special Meeting.

Attending the Special Meeting

You will be able to attend the Special Meeting by visiting the Special Meeting website at www.virtualshareholdermeeting.com/SPR2024SM and entering a 16-digit control number. If you hold your shares of Spirit Common Stock as a stockholder of record, your 16-digit control number will be printed on your proxy card. If instead you hold your shares of Spirit Common Stock through an account with a bank, broker or other nominee (that is, if you are the beneficial owner of shares held in “street name”), your bank, broker or other nominee may provide you with your 16-digit control number on the voting instruction form it furnishes to you; otherwise, you should contact your bank, broker or other nominee (preferably at least five business days before the date of the Special Meeting) to obtain a legal proxy that will permit you to attend, and vote at, the Special Meeting. If you join the Special Meeting by using your 16-digit control number or obtaining a legal proxy and logging in to the Special Meeting website, you will be able to attend and participate in the Special Meeting, submit your questions during the Special Meeting, and vote your shares online during the Special Meeting.

Spirit Stockholders who participate in the Special Meeting via the Special Meeting website will be considered to have attended the Special Meeting and to have been present at the Special Meeting “in person,” including for purposes of determining a quorum and counting votes.

Purpose of the Special Meeting

At the Special Meeting, Spirit Stockholders will be asked to consider and vote on (i) the Merger Agreement Proposal, (ii) the Advisory Compensation Proposal and (iii) the Adjournment Proposal.

Record Date, Outstanding Shares, Stockholders Entitled to Vote and Voting Rights

Only Spirit Stockholders who held shares of Spirit Common Stock of record on the Record Date, which is the close of business on    , 2024, are entitled to receive notice of, and to vote the shares of Spirit Common Stock they held on the Record Date at, the Special Meeting. As of the Record Date,     shares of Spirit Common Stock were outstanding and entitled to be voted at the Special Meeting. Each outstanding share of Spirit Common Stock entitles its holder of record to one vote on each matter considered at the Special Meeting.

As of the Record Date, Spirit’s directors and executive officers and their affiliates beneficially owned and were entitled to vote, in the aggregate,     shares of Spirit Common Stock, or approximately  % of the shares of Spirit Common Stock outstanding as of the Record Date.

Quorum

For business to be conducted at the Special Meeting, a quorum must be present. The presence, in person or by proxy, of Spirit Stockholders entitled to cast at least a majority of the votes which all Spirit Stockholders are entitled to vote upon a matter at the Special Meeting constitutes a quorum for the transaction of business on such matter at the Special Meeting. Shares for which a Spirit Stockholder directs an “abstention” from voting will be counted for purposes of determining the presence of a quorum for the transaction of business at the Special Meeting.

As of the Record Date,    shares of Spirit Common Stock were outstanding and entitled to be voted at the Special Meeting; accordingly, the presence, in person or by proxy, at the Special Meeting of at least    shares of Spirit Common Stock entitled to vote at the Special Meeting is necessary to constitute a quorum.

Vote Required

Approval of the Merger Agreement Proposal requires the affirmative vote of the holders of a majority of the outstanding shares of Spirit Common Stock entitled to vote thereon. Abstentions and broker non-votes, if any, will have the same effect as a vote “AGAINST” the Merger Agreement Proposal.

Approval of the Advisory Compensation Proposal and the Adjournment Proposal requires, in each case, the affirmative vote of the holders of a majority of the votes cast affirmatively and negatively on the applicable proposal. Abstentions and broker non-votes, if any, will have no effect on the Advisory Compensation Proposal or the Adjournment Proposal, assuming a quorum is present.

Recommendation of the Spirit Board and Its Reasons for the Merger (see page 91)

The Spirit Board has unanimously (a) approved and declared advisable the Merger Agreement and the transactions contemplated thereby, (b) determined that the Merger Agreement and the transactions contemplated thereby are in the best interests of Spirit and its stockholders, (c) resolved to recommend adoption of the Merger Agreement by the stockholders entitled to vote thereon and (d) directed that the Merger Agreement be submitted to stockholders of Spirit for adoption at a meeting of stockholders of Spirit to be held to consider the adoption of the Merger Agreement. Accordingly, the Spirit Board unanimously recommends that Spirit Stockholders vote (i) “FOR” the Merger Agreement Proposal, (ii) “FOR” the Advisory Compensation Proposal and (iii) “FOR” the Adjournment Proposal.

Opinion of Moelis & Company LLC, Financial Advisor to Spirit (see page 99 and Annex B)

At a meeting of the Spirit Board on June 30, 2024 to evaluate and approve the Merger, Moelis & Company LLC (“Moelis”) delivered an oral opinion, which was confirmed by delivery of a written opinion, dated June 30, 2024, addressed to the Spirit Board to the effect that, as of such date and based upon and subject to the assumptions made, procedures followed, matters considered and other limitations set forth in the written opinion, the Per Share Merger Consideration to be received by holders of Spirit Common Stock (other than Excluded Shares) pursuant to the Merger Agreement was fair, from a financial point of view, to such holders.

The full text of Moelis’s written opinion, dated June 30, 2024, which sets forth the assumptions made, procedures followed, matters considered and limitations on the review undertaken in connection with the opinion, is attached as Annex B to this proxy statement/prospectus and is incorporated herein by reference. Moelis’s opinion was provided for the use and benefit of the Spirit Board (solely in its capacity as such) in its evaluation of the Merger. Moelis’s opinion is limited solely to the fairness, from a financial point of view, of the Per Share Merger Consideration to be received by holders of Spirit Common Stock (other than Excluded Shares) pursuant to the Merger Agreement and does not address Spirit’s underlying business decision to effect the Merger or the relative merits of the Merger as compared to any alternative business strategies or transactions that might be available to Spirit. Moelis’s opinion does not constitute a recommendation as to how any holder of securities should vote or act with respect to the Merger or any other matter.

For a description of the opinion issued by Moelis to the Spirit Board, see the section entitled “The Merger—Opinion of Moelis & Company LLC, Financial Advisor to Spirit” beginning on page 99 of this proxy statement/prospectus.

Interests of Certain Spirit Directors and Executive Officers in the Merger (see page 108)

The Spirit Board and executive officers may have interests in the Merger that may be different from, or in addition to, those of Spirit Stockholders generally. The members of the Spirit Board were aware of and considered these interests in reaching the determination to approve and adopt the Merger Agreement and other related agreements and recommend to Spirit Stockholders that they vote in favor of the Merger Agreement Proposal, the Advisory Compensation Proposal and the Adjournment Proposal.

Treatment of Spirit Equity Awards and the ESPP (see page 123)

Under the terms of the Merger Agreement, at the Effective Time:

•

Each Spirit restricted stock unit (“Spirit RSU”) that is outstanding (and is not a Specified Award (as defined below)) will automatically be converted into a restricted stock unit denominated in shares of Boeing Common Stock (a “Boeing Stock-Based RSU”). The number of shares of Boeing Common Stock subject to each such Boeing Stock-Based RSU will be equal to the product (rounded to the nearest whole number) of the total number of shares of Spirit Common Stock subject to such Spirit RSU immediately prior to the Effective Time multiplied by the Per Share Merger Consideration, and any accrued but unpaid dividend equivalents with respect to such Spirit RSU will be assumed and become an obligation with respect to the applicable Boeing Stock-Based RSU. Except as specifically provided in the Merger Agreement, following the Effective Time, each such Boeing Stock-Based RSU will continue to be governed by the same terms and conditions (including vesting terms) as were applicable to such Spirit RSU immediately prior to the Effective Time.

•

Each Spirit performance stock unit (“Spirit PSU”) that is outstanding (and is not a Specified Award) will automatically be converted into a Boeing Stock-Based RSU. The number of shares of Boeing Common Stock subject to each such Boeing Stock-Based RSU will be equal to the product (rounded to the nearest whole number) of the total number of shares of Spirit Common Stock subject to such Spirit PSU immediately prior to the Effective Time based on the attainment of the applicable performance metrics at the actual level of performance, determined as specified in the Merger Agreement, multiplied by the Per Share Merger Consideration. Except as specifically provided in the Merger Agreement, following the Effective Time, each such Boeing Stock-Based RSU will continue to be governed by the same terms and conditions (including vesting terms but excluding performance conditions) as were applicable to such Spirit PSU immediately prior to the Effective Time.

•

Each outstanding Spirit RSU, Spirit PSU or restricted share of Spirit Common Stock granted under Spirit’s omnibus incentive plans that (a) is vested but not yet settled as of immediately prior to the Effective Time, (b) is outstanding, as of immediately prior to the Effective Time, and was granted to a nonemployee member of the Spirit Board, (c) vests effective as of the Effective Time in accordance with its terms or (d) is outstanding immediately prior to the Effective Time and held by a person who, as of immediately prior to the Effective Time, is no longer an employee or other service provider to Spirit (each, a “Specified Award”) will be cancelled, and the holder thereof will be entitled to receive (subject to any applicable withholding or other taxes or other amounts required to be withheld by applicable law) the Per Share Merger Consideration multiplied by the number of shares of Spirit Common Stock subject to such Specified Award immediately prior to the Effective Time, provided that the number of shares of Spirit Common Stock subject to those Specified Awards that are Spirit PSUs will be determined based on the attainment of the applicable performance metrics at the actual level of performance, determined as specified in the Merger Agreement.

Additionally, pursuant to the Merger Agreement, Spirit will take action to provide that: (i) except for the Final Offering, no offering period will be authorized or commence under the ESPP on or after the date of the Merger Agreement; (ii) if the Closing occurs prior to the end of the Final Offering, each individual participating in the Final Offering will receive notice of the Merger Agreement Transactions no later than five business days prior to the Closing Date and will have an opportunity to terminate his or her outstanding purchase rights under the ESPP, (iii) the Final Offering will end on the Closing Date (if the Final Offering has not yet ended), (iv) each ESPP participant’s accumulated contributions under the ESPP will be used to purchase shares of Spirit Common Stock in accordance with the ESPP as of the end of the Final Offering, (v) the applicable purchase price for shares of Spirit Common Stock will not be decreased below the levels set forth in the ESPP as of the date of the Merger Agreement and (vi) the ESPP will terminate at the Effective Time and no further rights will be granted or exercised under the ESPP thereafter.

Regulatory Approvals (see page 145)

The completion of the Merger is subject to the expiration or earlier termination of the applicable waiting period under the HSR Act, under which the Merger may not be completed until notification and report forms have been filed with the U.S. Federal Trade Commission (the “FTC”) and the Antitrust Division of the U.S. Department of Justice (the “DOJ”), and the applicable waiting period has expired or been terminated. A transaction requiring notification under the HSR Act may not be completed until the expiration of a 30-calendar-day waiting period following the parties’ filing of their respective HSR notifications or the early termination of that waiting period. If the FTC or DOJ issues a Second Request (as defined in the section entitled “Risk Factors—Risks Related to the Merger—The Merger is subject to certain regulatory approvals that, if delayed, not granted or granted with burdensome or unacceptable conditions, could delay, impair or prevent completion of the Merger or result in additional costs or reduce the anticipated benefits of the Merger” beginning on page 32 of this proxy statement/prospectus), prior to the expiration of the initial waiting period, the parties must observe a second 30-day waiting period, which would begin to run only after both parties have complied with the Second Request, unless the waiting period is terminated earlier or the parties otherwise agree to extend the waiting period (or commit not to complete the Merger for a specified period of time). The parties’ HSR Act notifications were filed with the FTC and the DOJ on July 29, 2024. The waiting period under the HSR Act will expire on August 28, 2024 at 11:59 p.m. Eastern Time, unless earlier terminated or extended by the issuance of a Second Request by the FTC or DOJ.

Under the Merger Agreement, the transaction is also subject to clearance or approval by competition and foreign investment regulatory authorities in certain other jurisdictions, including from competition authorities in the United Kingdom, European Union, Canada, Morocco, Saudi Arabia, and Ukraine and foreign investment authorities in France and the United Kingdom.

See the section entitled “The Merger Agreement—Cooperation; Regulatory Approvals and Efforts to Close the Merger” beginning on page 145 of this proxy statement/prospectus for more information.

No Solicitation of Acquisition Proposals (see page 141)

The Merger Agreement requires that Spirit terminate any solicitations, discussions and negotiations with any person conducted prior to the date of the Merger Agreement with respect to any Acquisition Proposal (as defined in the section entitled “The Merger Agreement—No Solicitation of Acquisition Proposals; Change of Recommendation” beginning on page 141 of this proxy statement/prospectus) and that Spirit enforce, and not terminate, waive, amend or modify, any confidentiality or standstill obligations (or other similar restrictions that would prevent the making or pursuing of any Acquisition Proposal), except that Spirit may release or waive standstill obligations (or such similar restrictions) to permit a person to make and pursue any confidential, non-public Acquisition Proposal to the extent that the Spirit Board determines in good faith, after consultation with its financial advisor and outside legal counsel, that the failure to do so would be inconsistent with the directors’ fiduciary duties under applicable law.

Under the terms of the Merger Agreement, until the earlier of the Effective Time and the termination of the Merger Agreement, Spirit will be subject to restrictions on soliciting Acquisition Proposals, participating in any discussions or negotiations with third parties regarding any Acquisition Proposal and sharing information with third parties in connection with any Acquisition Proposal, except that, in response to an unsolicited Acquisition Proposal not resulting from a material breach of the non-solicitation provisions of the Merger Agreement, Spirit may request clarification of the terms of such Acquisition Proposal and, if the Spirit Board determines in good faith, after consultation with its financial advisor and outside legal counsel, that such Acquisition Proposal constitutes or could reasonably be expected to lead to a Superior Proposal, participate in discussions and negotiations regarding, and share information in connection with, such Acquisition Proposal.

The Merger Agreement requires that the Spirit Board recommend that Spirit Stockholders vote in favor of adoption of the Merger Agreement (and that Spirit use its reasonable best efforts to solicit Spirit Stockholders to obtain the Spirit Stockholder Approval) and provides that the Spirit Board is not permitted to withhold, withdraw, qualify or modify its recommendation in any manner adverse to Boeing. However, on the terms set forth in the Merger Agreement, the Spirit Board may, prior to obtaining the Spirit Stockholder Approval, in response to an unsolicited Acquisition Proposal not resulting from a material breach of the non-solicitation provisions of the Merger Agreement make a Change of Recommendation (as defined in the section entitled “The Merger Agreement—No Solicitation of Acquisition Proposals; Change of Recommendation” beginning on page 141 of this proxy statement/prospectus) or terminate the Merger Agreement and concurrently enter into an Alternative Acquisition Agreement (as defined in the section entitled “The Merger Agreement—No Solicitation of Acquisition Proposals; Change of Recommendation” beginning on page 141 of this proxy statement/prospectus) with respect to such Acquisition Proposal if it determines in good faith and after consultation with Spirit’s financial advisor and outside legal counsel, that such Acquisition Proposal constitutes a Superior Proposal and that failure to make a Change of Recommendation or terminate the Merger Agreement and concurrently with such termination enter into an Alternative Acquisition Agreement would be inconsistent with the directors’ fiduciary duties under applicable law. Additionally, on the terms set forth in the Merger Agreement, the Spirit Board may, prior to obtaining the Spirit Stockholder Approval, in response to an Intervening Event (as defined in the section entitled “The Merger Agreement—No Solicitation of Acquisition Proposals; Change of Recommendation” beginning on page 141 of this proxy statement/prospectus), make a Change of Recommendation if it determines in good faith, after consultation with Spirit’s financial advisor and outside legal counsel, that the failure to make a Change of Recommendation in response to such Intervening Event would be inconsistent with the directors’ fiduciary duties under applicable law.

For a more information, see the section entitled “The Merger Agreement—No Solicitation of Acquisition Proposals; Change of Recommendation” beginning on page 141 of this proxy statement/prospectus.

Conditions to the Closing of the Merger (see page 155)

Under the terms of the Merger Agreement, the completion of the Merger is subject to various conditions, including: (a) the receipt of the Spirit Stockholder Approval; (b) the Regulatory Approvals having been obtained; (c) the absence of any law or order issued by a governmental entity prohibiting the completion of the Merger; (d) the effectiveness of the registration statement relating to the Merger

Consideration Shares; (e) the approval for listing on the NYSE of the Merger Consideration Shares; (f) solely with respect to the obligations of Boeing and Merger Sub to effect the closing of the Merger Agreement Transactions, (1) the accuracy (subject to materiality qualifiers in certain cases) of the representations and warranties of Spirit contained in the Merger Agreement, (2) Spirit having performed in all material respects the obligations required to be performed by it under the Merger Agreement at or prior to the Closing, (3) the Regulatory Approvals having been obtained without the imposition of a Burdensome Condition, (4) the absence of a Material Adverse Effect or any event that would reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect since the date of the Merger Agreement and (5) the completion of the Divestiture Condition; and (g) solely with respect to the obligation of Spirit to effect the Closing, (1) the accuracy (subject to materiality qualifiers in certain cases) of the representations and warranties of Boeing and Merger Sub contained in the Merger Agreement, (2) each of Boeing and Merger Sub having performed in all material respects the obligations required to be performed by it under the Merger Agreement at or prior to the Closing and (3) the absence of a Boeing Material Adverse Effect or any event that would reasonably be expected to have, individually or in the aggregate, a Boeing Material Adverse Effect since the date of the Merger Agreement.

The completion of the Merger Agreement Transactions is not subject to the approval of Boeing Stockholders or to the receipt of financing by Boeing.

Termination of the Merger Agreement (see page 157)

The Merger Agreement provides that either Spirit or Boeing may terminate the Merger Agreement in various circumstances, including if (a) the Merger has not been completed by the Outside Date, (b) the Spirit Stockholder Approval is not obtained at the Special Meeting (or any postponement or adjournment thereof, taken in accordance with the Merger Agreement) at which the Merger Agreement has been voted upon or (c) any governmental entity has enacted or issued a final and non-appealable law or order that is in effect and prohibiting the Merger.

The Merger Agreement provides that Spirit may terminate the Merger Agreement in various circumstances, including if (d) the Spirit Board has authorized Spirit to enter into, and Spirit substantially concurrently enters into, a definitive agreement with respect to a Superior Proposal (so long as Spirit has complied in all material respects with its obligations under certain specified provisions relating to Spirit’s obligations not to solicit Acquisition Proposals, the Spirit Board’s effecting a Change of Recommendation or terminating the Merger Agreement to enter into an Alternative Acquisition Agreement with respect to an Acquisition Proposal) or (e) if Boeing or Merger Sub breaches or fails to perform any of their respective representations, warranties or covenants under the Merger Agreement such that the related conditions to Spirit’s obligation to complete the Merger would not be satisfied, and such breach or failure is not curable by the Outside Date or, if curable by the Outside Date, has not been cured within 30 days following notice thereof.

The Merger Agreement also provides that Boeing may terminate the Merger Agreement if (f) Spirit breaches or fails to perform any of its representations, warranties or covenants under the Merger Agreement such that the related conditions to the obligations of Boeing and Merger Sub to complete the Merger would not be satisfied, and such breach or failure is not curable by the Outside Date or, if curable by the Outside Date, has not been cured within 30 days following notice thereof or (g) at any time prior to the Spirit Stockholder Approval having been obtained, (1) the Spirit Board has made and not withdrawn a Change of Recommendation, (2) Spirit did not include in the proxy statement relating to the Spirit Stockholder Approval the Spirit Board’s recommendation that Spirit Stockholders vote in favor of adoption of the Merger Agreement or (3) Spirit has committed a material breach of specified provisions relating to the Spirit Board’s effecting a Change of Recommendation or terminating the Merger Agreement to enter into an Alternative Acquisition Agreement with respect to an Acquisition Proposal.

Termination Fee (see page 159)

Termination Fee Payable by Boeing

In the event the Merger Agreement is terminated by either Spirit or Boeing pursuant to the provisions described in clauses (a) or (c) (to the extent related to the Regulatory Approvals or any applicable antitrust or foreign investment law) above in “—Termination of the Merger Agreement” and certain other conditions are satisfied, Boeing will be required to pay to Spirit a termination fee of $300 million, reduced (but not to less than zero) by the aggregate then-outstanding amount of cash advances to be repaid by Spirit and its subsidiaries to Boeing, whether or not then due and payable, pursuant to the applicable agreements governing cash advances by Boeing to Spirit and its subsidiaries.

Termination Fee Payable by Spirit

In the event the Merger Agreement is terminated pursuant to the provisions described in clauses (d) or (g), above in “—Termination of the Merger Agreement,” Spirit would be required to pay to Boeing a termination fee of $150 million (the “Spirit Termination Fee”). The Spirit Termination Fee is also payable to Boeing if (a) after the date of the Merger Agreement and prior to the Special Meeting, a third party announces and does not withdraw a proposal for a Qualifying Transaction, (b) the Merger Agreement is subsequently terminated by Spirit or Boeing because (i) the Merger has not been completed by the Outside Date, (ii) the Spirit Stockholder Approval is not obtained or (iii) Spirit breaches or fails to perform any of its representations, warranties or covenants under the Merger Agreement, at a time when the Qualifying Transaction has not been withdrawn, and (c) within 12 months of such termination, Spirit enters into a definitive agreement for any Qualifying Transaction that is ultimately completed.

Specific Performance (see page 160)

In addition to any other remedy that may be available to each party, including monetary damages, each of the parties will be entitled to an injunction or injunctions or equitable relief to prevent breaches of the Merger Agreement and to enforce specifically its terms and provisions.

U.S. Federal Income Tax Consequences of the Merger (see page 117)

The U.S. federal income tax consequences of the Merger will depend primarily upon whether the Merger qualifies as a “reorganization” under Section 368(a) of the Internal Revenue Code of 1986, as amended (the “Code”). It is possible that, because it is structured as a transaction involving Spirit Stockholders’ receipt of consideration solely in the form of Boeing Common Stock (other than cash received in lieu of fractional shares of Boeing Common Stock), the Merger may qualify as such a “reorganization.” There are also significant legal and factual doubts concerning the qualification of the Merger as a “reorganization” under Section 368(a) of the Code. However, the completion of the Merger is not conditioned on a ruling from the Internal Revenue Service (“IRS”) or the receipt of an opinion of counsel to the effect that the Merger will qualify as a “reorganization” under Section 368(a) of the Code, and neither Boeing nor Spirit or any of their respective advisors or affiliates makes any representations or provides any assurances in the Merger Agreement regarding the tax consequences of the Merger, including whether the Merger qualifies as a “reorganization” under Section 368(a) of the Code.

Neither Boeing nor Spirit has sought at this time any ruling from the IRS. Although, as we discuss in further detail in the section entitled “The Merger—U.S. Federal Income Tax Consequences of the Merger—IRS Private Letter Ruling” below, Boeing and Spirit intend to seek a private letter ruling from the IRS relating to such qualification, there are no assurances that Boeing and Spirit will receive such a ruling.

Accordingly, and for the reasons discussed in further detail in the section entitled “The Merger—U.S. Federal Income Tax Consequences of the Merger” below, no assurance can be given that the IRS will not challenge the treatment of the Merger as a “reorganization” under Section 368(a) of the Code or that a court would not sustain such a challenge.

Moreover, the Merger Agreement does not include any agreement, statement or intent regarding the qualification of the Merger as such. Further, the Merger Agreement does not contain agreements by Boeing, Spirit, or Merger Sub to use efforts to cause the Merger to qualify as a “reorganization” under Section 368(a) of the Code, nor does the Merger Agreement require such parties to take any actions required to support, or to refrain from any actions that would jeopardize, the Merger’s qualification as a “reorganization” under Section 368(a) of the Code.

Consequently, there is significant uncertainty as to the treatment of the Merger for U.S. federal income tax purposes, and there is no representation made as to whether Boeing and Spirit will ultimately report the Merger as a “reorganization” under Section 368(a) of the Code.

Accordingly, unless Boeing and Spirit receive a private letter ruling from the IRS regarding the qualification of the Merger as a “reorganization” under Section 368(a) of the Code, Spirit Stockholders that are U.S. Holders (as defined in the section entitled “The Merger—U.S. Federal Income Tax Consequences of the Merger” beginning on page 117 of this proxy statement/prospectus) should assume that the Merger will not qualify as a “reorganization” under Section 368(a) of the Code and that the Merger will be treated as a taxable transaction.

None of Spirit, Boeing or Merger Sub makes any representation that the Merger will qualify as a “reorganization,” that such tax treatment will apply or that Boeing and Spirit will ultimately report the Merger consistent with such treatment. Each Spirit Stockholder that is a U.S. Holder (as defined in the section entitled “The Merger—U.S. Federal Income Tax Consequences of the Merger” beginning on page 117 of this proxy statement/prospectus) should consult its own tax advisor with respect to the particular tax consequences of the Merger to such holder, including the consequences if the IRS successfully challenged the treatment of the Merger as a “reorganization” under Section 368(a) of the Code or if Boeing and Spirit do not ultimately report the Merger consistent with such treatment.

Prior to the Closing, Boeing and Spirit intend to provide Spirit Stockholders that are U.S. Holders (as defined in the section entitled “The Merger—U.S. Federal Income Tax Consequences of the Merger” beginning on page 117 of this proxy statement/prospectus) with additional information regarding whether or not they intend to treat the Merger as a “reorganization” under Section 368(a) of the Code.

Accounting Treatment (see page 122)

Boeing and Spirit prepare their financial statements in accordance with Generally Accepted Accounting Principles in the United States of America (“GAAP”). The Merger will be accounted for using the acquisition method of accounting in accordance with FASB ASC Topic 805, Business Combinations, with Boeing considered as the accounting acquirer and Spirit as the accounting acquiree. Accordingly, consideration to be given by Boeing to complete the Merger will be allocated to the identifiable tangible and intangible assets acquired and liabilities assumed of Spirit based on their estimated fair values as of the date of the completion of the Merger, with any excess merger consideration being recorded as goodwill.

Comparison of Stockholder Rights (see page 277)

Spirit Stockholders receiving shares of Boeing Common Stock in connection with the Merger will have different rights once they become Boeing Stockholders due to differences between the governing corporate documents of Boeing and Spirit. These differences are described in more detail in the section entitled “Comparison of Stockholder Rights” beginning on page 277 of this proxy statement/prospectus.

No Appraisal Rights (see page 287)

Under the General Corporation Law of the State of Delaware (the “DGCL”), Spirit Stockholders are not entitled to appraisal rights in connection with the Merger.

For further information relating to appraisal rights, see the sections entitled “The Merger—No Appraisal Rights” and “No Appraisal Rights” beginning on pages 124 and 287, respectively, of this proxy statement/prospectus.

Litigation Relating to the Merger (see page 124)

Lawsuits may be filed against Boeing, Boeing’s board of directors (the “Boeing Board”), Boeing’s officers, Spirit, the Spirit Board or Spirit’s officers in connection with the Merger or the other Merger Agreement Transactions, which could prevent or delay completion of the Merger and result in substantial costs to Boeing or Spirit, including any costs associated with indemnification obligations of Boeing or Spirit.

Recent Developments

On July 30, 2024, the Boeing Board elected Robert K. “Kelly” Ortberg to serve as President and Chief Executive Officer and as a member of the Boeing Board, in each case effective as of August 8, 2024.

Mr. Ortberg has more than 35 years of aerospace leadership. He joined Rockwell Collins, Inc. in 1987 as a program manager and held leadership positions of increasing responsibility at the company, including as Executive Vice President, Chief Operating Officer of Commercial Systems from 2006 to 2010; Executive Vice President, Chief Operating Officer, Government Systems from 2010 to 2012; President from 2012 to 2013; President and Chief Executive Officer from 2013 to 2015; and Chairman, President and Chief Executive Officer from 2015 to 2018. Following the integration of Rockwell Collins with United Technologies Corporation, he served as the Chief Executive Officer of Collins Aerospace, a United Technologies company, from December 2018 to February 2020. Following his retirement from Collins Aerospace, Mr. Ortberg served as a special advisor to the office of the Chief Executive Officer for RTX Corporation (formerly Raytheon Technologies Corporation) until March 2021. He earned a bachelor’s degree in mechanical engineering from the University of Iowa. Mr. Ortberg also serves on the board of Aptiv PLC, and during the past five years served on the board of RTX Corporation.

In connection with Mr. Ortberg’s election, the Boeing Board approved the following compensation elements: (i) an annual base salary rate of $1,500,000, effective as of August 8, 2024; (ii) an annual incentive award target of $3,000,000 for 2025; and (iii) a long-term incentive award target of $17,500,000 for 2025. The Boeing Board also approved relocation benefits under Boeing’s relocation program, as well as certain perquisites and benefits consistent with those historically provided to the position of Boeing’s Chief Executive Officer, as described in the section entitled “Information About Boeing—Compensation Discussion and Analysis” beginning on page 219 of this proxy statement/prospectus.

The Boeing Board also approved the following awards for Mr. Ortberg, which were granted as of August 8, 2024:

•	a cash award of $1,250,000, payable in December 2024 subject to Mr. Ortberg’s continued employment through the payment date;

•

an award of restricted stock units valued at approximately $8,000,000, which will vest in three annual installments on each of the first, second and third anniversaries of the grant date, subject to Mr. Ortberg’s continued employment through the applicable vesting dates (except in the case of earlier termination due to retirement after one year of service, layoff, death or disability, in which case, either full or partial vesting will apply); and

•

an award of a performance option valued at approximately $8,000,000, which will vest in three installments of 25%, 25%, and 50% on each of the second, third and fourth anniversaries of the grant date, subject to Mr. Ortberg’s continued employment through the applicable vesting dates (except in the case of earlier termination due to layoff, death or disability, in which case, full vesting will apply), and be exercisable for a per-share exercise price of 120% of the fair value of a share of Boeing Common Stock on the grant date.

These awards were granted under The Boeing Company 2023 Incentive Stock Plan and are subject to the terms and conditions set forth in the applicable notice of terms.

The Boeing Board also determined that Mr. Ortberg will not be subject to Boeing’s mandatory retirement policy until April 1, 2031. However, there is no fixed term associated with his employment.

Mr. Ortberg succeeded David L. Calhoun, who on July 30, 2024 tendered his resignation as President and Chief Executive Officer and as a director, effective as of August 8, 2024. Mr. Calhoun will continue to be an employee of Boeing and serve as a senior advisor to the Boeing Board until his retirement on March 1, 2025.

Risk Factors (see page 30)

Before voting at the Special Meeting, you should carefully read all of the information contained in or incorporated by reference into this proxy statement/prospectus and give special consideration to the risk factors discussed in the section entitled “Risk Factors” beginning on page 30 of this proxy statement/prospectus. See the section entitled “Where You Can Find More Information” beginning on page 292 of this proxy statement/prospectus for more information about the SEC filings incorporated by reference into this proxy statement/prospectus. These risks include, but are not limited to, the following:

Risks Related to the Merger

•	Because the market prices of Boeing Common Stock and Spirit Common Stock will fluctuate prior to the completion of the Merger, Spirit Stockholders cannot be sure of the market value of shares of Boeing Common Stock that they will receive in the Merger or the difference between the market value of shares of Boeing Common Stock that they will receive in the Merger and the market value of shares of Spirit Common Stock immediately prior to the Merger.

•	The Merger is subject to conditions, including certain conditions that are beyond Boeing’s and Spirit’s control and may not be satisfied on a timely basis or at all.

•

The Merger is subject to certain regulatory approvals that, if delayed, not granted or granted with burdensome or unacceptable conditions, could delay, impair or prevent completion of the Merger or result in additional costs or reduce the anticipated benefits of the Merger.

•	Spirit may not be able to complete the disposition of the Spirit Airbus Business.

•

The Merger Agreement limits Spirit’s abilities to pursue alternatives to the Merger and could discourage a potential competing acquiror or other strategic transaction partner from making a favorable alternative transaction proposal.

•

The Merger, and uncertainty regarding the Merger, may cause customers, suppliers, strategic partners and others to delay or defer decisions concerning Boeing or Spirit and adversely affect each company’s ability to effectively manage its respective business.

•	Uncertainties associated with the Merger may result in a loss of management and other key personnel of Boeing or Spirit.

•	Boeing and Spirit are expected to incur significant transaction costs in connection with the Merger, which may be in excess of those anticipated by them.

•	Completion of the Merger may trigger change in control or other provisions in certain agreements to which Spirit or any of its subsidiaries or joint ventures is a party.

•	Boeing and Spirit may be a target of securities class action and derivative lawsuits, which could result in substantial costs and could delay or prevent the completion of the Merger.

•	Current Boeing Stockholders and current Spirit Stockholders will have a reduced share of ownership in the combined company.

•	Spirit’s directors and executive officers have interests in the Merger that may be different from, or in addition to, the interests of Spirit Stockholders generally.

•

Boeing and Spirit may waive one or more of the conditions to the Merger without resoliciting stockholder approval for the Merger and may terminate the Merger Agreement even if adopted by Spirit Stockholders.

Risks Related to Boeing After Completion of the Merger

•

The market price for Boeing Common Stock following the Closing Date may be affected by factors different from those that historically have affected or currently affect Boeing Common Stock and Spirit Common Stock.

•	If the Merger is completed, Boeing may not achieve the anticipated benefits of the Merger, including anticipated synergies.

•	The combined company may not be able to retain Boeing and Spirit’s existing customers and third parties may terminate or alter existing contracts or relationships with Boeing or Spirit.

•	The financial forecasts are based on various assumptions that may not be realized.

Risks Related to Boeing’s Business and Operations

•	Boeing depends heavily on commercial airlines, subjecting it to unique risks.

•

Boeing’s Commercial Airplanes business depends on Boeing’s ability to maintain a healthy production system, ensure every airplane in its production system conforms to exacting specifications, achieve planned production rate targets, successfully develop and certify new aircraft or new derivative aircraft, and meet or exceed stringent performance and reliability standards. Changes in levels of U.S. government defense spending or acquisition priorities could negatively impact its business, financial position and results of operations.

•	Some of Boeing’s and Boeing’s suppliers’ workforces are represented by labor unions, which may lead to work stoppages.

•	Boeing derives a significant portion of its revenues from non-U.S. sales and are subject to the risks of doing business in other countries.

Risks Related to Boeing’s Contracts

•	Boeing conducts a significant portion of its business pursuant to U.S. government contracts.

•	Boeing enters into various types of contracts that subject it to risks and potential losses.

Risks Related to Cybersecurity and Business Disruptions

•	Unauthorized access to Boeing’s, its customers’ and/or its suppliers’ information and systems could negatively impact its business.

•	Business disruptions could seriously affect Boeing’s future sales and financial condition or increase its costs and expenses.

Risks Related to Legal and Regulatory Matters

•	An adverse decision in any litigation or government inquiries and investigations could have a material effect on Boeing’s financial position and results of operations.

•	Boeing’s operations expose it to the risk of material environmental liabilities.

Risks Related to Financing and Liquidity

•	Boeing may be unable to obtain debt to fund its operations and contractual commitments at competitive rates, on commercially reasonable terms or in sufficient amounts.

•	A significant portion of Boeing’s customer financing portfolio is concentrated among certain customers and in certain types of Boeing aircraft, which exposes it to concentration risks.

COMPARATIVE PER SHARE MARKET PRICE DATA AND DIVIDENDS

Market Prices

Boeing Common Stock is listed on the NYSE under the symbol “BA,” and Spirit Common Stock is listed on the NYSE under the symbol “SPR.”

The following table sets forth the last sales price per share of Boeing Common Stock and per share of Spirit Common Stock as reported on the NYSE on June 28, 2024, the trading day before the public announcement of the execution of the Merger Agreement, and on    , 2024, the last trading day before the date of this proxy statement/prospectus. The table also shows the number of shares of Boeing Common Stock to be received for each share of Spirit Common Stock as of the same two dates.

	Boeing Common Stock		Spirit Common Stock		Number of Shares of Boeing Common Stock to Be Received per Share of Spirit Common Stock
June 28, 2024		$182.01		$32.87	0.2047
, 2024	$		$

The market prices of Boeing Common Stock and Spirit Common Stock have fluctuated since the date of the announcement of the execution of the Merger Agreement and will continue to fluctuate prior to the completion of the Merger and, in the case of Boeing Common Stock thereafter. No assurance can be given concerning the market prices of Boeing Common Stock or Spirit Common Stock before completion of the Merger or of Boeing Common Stock after completion of the Merger. Accordingly, these comparisons may not provide meaningful information to stockholders in determining how to vote with respect to the proposals described in this proxy statement/prospectus. We urge you to obtain current market quotations for Boeing Common Stock and Spirit Common Stock and to review carefully the other information contained in this proxy statement/prospectus. Please see the section entitled “Risk Factors—Risks Related to the Merger—Because the market prices of Boeing Common Stock and Spirit Common Stock will fluctuate prior to the completion of the Merger, Spirit Stockholders cannot be sure of the market value of shares of Boeing Common Stock that they will receive in the Merger or the difference between the market value of shares of Boeing Common Stock that they will receive in the Merger and the market value of shares of Spirit Common Stock immediately prior to the Merger” beginning on page 30 of this proxy statement/prospectus.

Dividends

The Boeing Board suspended the declaration and/or payment of cash dividends in March 2020, and Boeing has not declared or paid dividends on shares of Boeing Common Stock since March 6, 2020 when it paid a dividend of $2.055 per share. Boeing last paid a dividend of $2.055 per share on March 6, 2020. The terms of the Merger Agreement limit Boeing’s ability to declare or pay dividends prior to the completion of the Merger.

The Spirit Board suspended Spirit’s quarterly cash dividend in the fourth quarter of 2022, and Spirit has not declared or paid dividends on shares of Spirit Common Stock in 2023. Spirit last paid its stockholders a quarterly dividend of $0.01 per share on October 3, 2022. The terms of the Merger Agreement limit Spirit’s ability to declare or pay dividends prior to the completion of the Merger.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This proxy statement/prospectus and the documents incorporated by reference into this proxy statement/prospectus contain “forward-looking statements” within the meaning of Section 27A of the Securities Act, Section 21E of the Exchange Act, and the Private Securities Litigation Reform Act of 1995, each as amended. Forward-looking statements may be identified by words such as “anticipates,” “believes,” “cause,” “continue,” “could,” “depend,” “develop,” “estimates,” “expects,” “forecasts,” “goal,” “guidance,” “have,” “impact,” “implement,” “increase,” “intends,” “lead,” “maintain,” “may,” “might,” “plans,” “potential,” “possible,” “projects,” “reduce,” “remain,” “result,” “scheduled,” “seek,” “should,” “targets,” “will,” “would” and other similar words or expressions, or the negative thereof. The absence of such words or expressions does not necessarily mean the statements are not forward-looking. Forward-looking statements are not statements of historical fact and reflect Boeing’s and Spirit’s current views about future events. Forward-looking statements are based on expectations and assumptions that Boeing and/or Spirit believe to be reasonable when made, but that may not prove to be accurate. These statements are not guarantees and are subject to numerous assumptions, risks, uncertainties and changes in circumstances that are difficult to predict. Many factors could cause actual results to differ materially and adversely from these forward-looking statements.

These forward-looking statements include, but are not limited to: the timely satisfaction of the conditions to the Closing; realizing the anticipated benefits of the Merger (including anticipated synergies and quality improvements) in the expected timeframe or at all; the successful integration of Spirit into Boeing’s business and operations; the occurrence of any event, change or other circumstance that could give rise to the right of Boeing or Spirit to terminate the Merger Agreement; the ability of Spirit to enter into definitive agreements with Airbus, and consummate the transactions contemplated by the Airbus Term Sheet, for the disposition of Spirit Airbus Business; reputational risk and potential adverse reactions of Boeing’s or Spirit’s customers, regulators, employees or business partners, including those resulting from the announcement or completion of the Merger; the possibility that the Merger may be more expensive to complete than anticipated, including as a result of unexpected factors or events; the diversion of management’s attention and time from ongoing business operations and opportunities on Merger-related matters; legal, regulatory, tax and economic developments affecting Boeing, Spirit and their respective businesses; the ability of Boeing and Spirit to obtain the Regulatory Approvals or to satisfy any of the other conditions to the Closing in a timely manner or at all; general conditions in the economy and Boeing’s industry, including those due to regulatory changes; Boeing’s reliance on its commercial airline customers; the overall health of Boeing’s aircraft production system, production quality issues, commercial airplane production rates, Boeing’s ability to successfully develop and certify new aircraft or new derivative aircraft, and the ability of Boeing’s aircraft to meet stringent performance and reliability standards; changing budget and appropriation levels and acquisition priorities of the U.S. government, as well as significant delays in U.S. government appropriations; Boeing’s dependence on subcontractors and suppliers, as well as the availability of highly skilled labor and raw materials; work stoppages or other labor disruptions; competition within Boeing’s markets; Boeing’s non-U.S. operations and sales to non-U.S. customers; changes in accounting estimates; realizing the anticipated benefits of other mergers, acquisitions, joint ventures/strategic alliances or divestitures; Boeing’s dependence on U.S. government contracts; Boeing’s reliance on fixed-price contracts; Boeing’s reliance on cost-type contracts; contracts that include in-orbit incentive payments; unauthorized access to Boeing’s, Boeing’s customers’ and/or Boeing’s suppliers’ information and systems; potential business disruptions, including threats to physical security or Boeing’s information technology systems, extreme weather (including effects of climate change) or other acts of nature, and pandemics or other public health crises; potential adverse developments in new or pending litigation and/or government inquiries or investigations; potential environmental liabilities; effects of climate change and legal, regulatory or market responses to such change; credit rating agency actions and changes in Boeing’s ability to obtain debt financing on commercially reasonable terms, at competitive rates and in sufficient amounts; substantial pension and other postretirement benefit obligations; the adequacy of Boeing’s insurance coverage; and customer and aircraft concentration in Boeing’s customer financing portfolio.

Actual outcomes and results may differ materially from those stated or implied in forward-looking statements contained in, or incorporated by reference into, this proxy statement/prospectus due to a number of risks and uncertainties, including those risk factors described in the section entitled “Risk Factors” beginning on page 30 of this proxy statement/prospectus and in Spirit’s most recently filed Annual Reports on Form 10-K, subsequent Quarterly Reports on Form 10-Q and other filings with the SEC incorporated herein by reference. Additional risks or uncertainties that are not currently known to Boeing or Spirit, that Boeing or Spirit currently deem to be immaterial, or that could apply to any company could also cause actual outcomes and results to differ materially from those stated or implied in forward-looking statements. See the section entitled “Where You Can Find More Information” beginning on page 292 of this proxy statement/prospectus for more information about the SEC filings incorporated by reference into this proxy statement/prospectus.

All subsequent written and oral forward-looking statements concerning Boeing, Spirit, the Merger, the combined company or other matters attributable to Boeing or Spirit or any person acting on their behalf are expressly qualified in their entirety by the cautionary statement above. Neither Boeing nor Spirit undertakes any obligation to publicly update any of the forward-looking statements contained in, or incorporated by reference into, this proxy statement/prospectus to reflect new information, future events or otherwise, except as required by law. Readers are cautioned not to place undue reliance on any forward-looking statements, which speak only as of the date on which they are made.

RISK FACTORS

In deciding how to vote, you should carefully consider the following risk factors as well as the other information contained in, or and incorporated by reference into, this proxy statement/prospectus, including the matters addressed in the section entitled “Cautionary Statement Regarding Forward-Looking Statements.” References in this section to “Boeing,” the “Company,” “we,” “us” and “our” refer to The Boeing Company.

Risks Related to the Merger

Because the market prices of Boeing Common Stock and Spirit Common Stock will fluctuate prior to the completion of the Merger, Spirit Stockholders cannot be sure of the market value of shares of Boeing Common Stock that they will receive in the Merger or the difference between the market value of shares of Boeing Common Stock that they will receive in the Merger and the market value of shares of Spirit Common Stock immediately prior to the Merger.

At the Effective Time, each share of Spirit Common Stock that is issued and outstanding immediately prior to the Effective Time (other than Excluded Shares) will be automatically cancelled and cease to exist and will be converted into the right to receive a number of shares of Boeing Common Stock equal to (a) if the Boeing Stock Price, is greater than $149.00 but less than $206.94, the quotient obtained by dividing $37.25 by the Boeing Stock Price, rounded to four decimal places, or (b) if the Boeing Stock Price is greater than or equal to $206.94, 0.1800 or (c) if the Boeing Stock Price is equal to or less than $149.00, 0.2500. The respective market prices of both Boeing Common Stock and Spirit Common Stock have fluctuated since the date on which the Merger Agreement was signed and will continue to fluctuate. The market price of Boeing Common Stock, when received by Spirit Stockholders after the Merger is completed, could be greater than, less than or the same as the market price of Boeing Common Stock at the time of the Special Meeting. For that reason, the market price of Boeing Common Stock on the date of the Special Meeting may not be indicative of the value of the shares of Boeing Common Stock that Spirit Stockholders will receive upon completion of the Merger, and, at the time of the Special Meeting, Spirit Stockholders will not know, or be able to determine, the number of shares of Boeing Common Stock or the market value of such shares that they will receive in the Merger as compared to the market value of the Spirit Common Stock immediately prior to the Merger.

The market prices of Boeing Common Stock and Spirit Common Stock are subject to fluctuations due both to factors affecting market prices for publicly traded equity securities generally and to factors affecting Boeing Common Stock or Spirit Common Stock or Spirit Common Stock in particular. Market prices of Boeing Common Stock and Spirit Common Stock have been volatile at times in the past, and may be volatile in the future. Neither Boeing nor Spirit is permitted to terminate the Merger Agreement or re-solicit the vote of Spirit Stockholders solely because of changes in the market price of Boeing Common Stock or Spirit Common Stock. Stock price changes may result from a variety of factors, including:

•	general and industry-specific market and economic conditions and changes in factors specific to each of Spirit’s and Boeing’s business, operations and prospects;

•	regulatory and legal developments;

•	market assessments of the benefits of the Merger and the likelihood that the Merger will be completed;

•	timing of the Merger and receipt of required regulatory approvals; and

•	other factors described elsewhere in, or incorporated by reference into, this “Risk Factors” section.

The Merger is subject to conditions, including certain conditions that are beyond Boeing’s and Spirit’s control and may not be satisfied on a timely basis or at all. Failure to complete the Merger could have material adverse effects on Boeing and Spirit.

Completion of the Merger is subject to a number of conditions set forth in the Merger Agreement. Some of the conditions, such as adoption of the Merger Agreement by the affirmative vote of the holders of a majority of the outstanding shares of Spirit Common Stock entitled to vote thereon and receipt of certain regulatory approvals, are beyond Boeing’s and Spirit’s control, resulting in uncertainty as to the timing of completion of the Merger and as to whether the Merger will be completed at all. The governmental authorities from which the regulatory approvals are required may impose conditions on the completion of the Merger, require changes to the terms of the Merger Agreement, prevent the completion of the Merger or make the completion of the Merger illegal. In addition, the Merger Agreement contains certain termination rights for both Spirit and Boeing that, if exercised, will also result in the Merger not being completed.

As described under “—The Merger is subject to certain regulatory approvals that, if delayed, not granted or granted with burdensome or unacceptable conditions, could delay, impair or prevent completion of the Merger or result in additional costs or reduce the anticipated benefits of the Merger,” below, the completion of the Merger is subject to the expiration or termination of the applicable waiting period under the HSR Act and the receipt of other specified regulatory approvals. Regulatory review under the HSR Act and other applicable regulations may result in regulatory authorities imposing conditions on the granting of such approvals. Such conditions and the process of obtaining regulatory approvals could have the effect of delaying completion of the Merger or of imposing additional costs or limitations on the combined company following the completion of the Merger, and such conditions could result in a closing condition under the Merger Agreement not being satisfied. The regulatory approvals may not be received at all, may not be received in a timely fashion, or may contain conditions on the completion of the Merger that are unacceptable to Boeing.

Boeing and Spirit cannot assure you that the various conditions to the Closing will be satisfied or will not result in the abandonment or delay of the Merger. Any delay in completing the Merger could cause Boeing and Spirit not to realize, or to be delayed in realizing, some or all of the benefits that Boeing and Spirit expect to achieve if the Merger is completed within the time currently expected. See the section entitled “The Merger Agreement—Conditions to the Closing of the Merger” beginning on page 155 of this proxy statement/prospectus for more information.

If the Merger is not completed, Boeing’s and Spirit’s ongoing businesses could be adversely affected, and, without realizing any of the benefits of having completed the Merger, Boeing and Spirit would be subject to a number of risks, including:

•

time and resources committed by Boeing’s and Spirit’s management to matters relating to the Merger could otherwise have been devoted to day-to-day operations or pursuing other beneficial opportunities;

•

Boeing, Spirit and their respective subsidiaries and/or joint ventures could experience negative reactions from their respective employees, customers, suppliers, vendors, landlords, joint venture co-members and financing sources, from other persons with whom they have important business relationships and from regulators and credit rating agencies;

•

the market price of Boeing Common Stock or Spirit Common Stock could decline as a result, particularly if the then-current market price were elevated based on a market assumption that the Merger would be completed;

•	Boeing or Spirit could be required to pay a termination fee as required by the Merger Agreement;

•

litigation related to the failure to complete the Merger or related to any enforcement proceeding that may be commenced against Boeing or Spirit to perform their respective obligations pursuant to the Merger Agreement; and

•

if the Merger Agreement were terminated, and Spirit were to seek another business combination, Spirit might not be able to negotiate or complete a transaction on terms comparable to or more attractive than the terms of the Merger Agreement.

The Merger is subject to certain regulatory approvals that, if delayed, not granted or granted with burdensome or unacceptable conditions, could delay, impair or prevent completion of the Merger or result in additional costs or reduce the anticipated benefits of the Merger.

The completion of the Merger is subject to the expiration or termination of all waiting periods (and any agreed upon extensions of any waiting period or commitment not to complete the Merger for any period of time) applicable to the completion of the Merger under the HSR Act and the receipt of certain additional regulatory approvals.

With respect to United States antitrust and competition laws, under the HSR Act, the Merger may not be completed until Notification and Report Forms have been filed with the FTC and the DOJ and the applicable waiting period (or any extension thereof) has expired or been terminated. A transaction requiring notification under the HSR Act may not be completed until the expiration of the applicable 30-day waiting period following the parties’ filing of their respective HSR notifications or the early termination of that waiting period, at the earliest. If the FTC or the DOJ issues a Request for Additional Information and Documentary Material (a “Second Request”) prior to the expiration of the waiting period, the parties must observe an additional 30-day waiting period, which begins to run only after both parties have complied with the Second Request, unless the waiting period is terminated earlier or the parties otherwise agree to extend the waiting period (or commit not to complete the Merger for a specified period of time). Each of Boeing and Spirit filed an HSR Notification and Report Form with the FTC and the DOJ on July 29, 2024.

At any time before or after completion of the Merger, notwithstanding the expiration or termination of the applicable waiting period under the HSR Act, the DOJ or the FTC could take such action under antitrust or competition laws as it deems necessary or desirable in the public interest, including seeking to enjoin the completion of the Merger, seeking divestiture of substantial assets of the parties or requiring the parties to license, or hold separate, assets or to terminate existing relationships and contractual rights. Under certain circumstances, private parties may also seek to take legal action against the Merger under antitrust or competition laws.

The Merger is also subject to clearance or approval by foreign investment authorities in France and the United Kingdom. In deciding whether to grant foreign investment approval, consent or clearance, foreign investment authorities generally will consider the effect of the transactions on national security or national interest within their jurisdictions, in particular with respect to sensitive sectors, critical infrastructure, critical technology, and access to personal identifiable information or sensitive personal data. The relevant foreign investment authorities could take such actions under the applicable foreign investment laws as they deem necessary or desirable, including seeking divestiture of substantial assets of the parties, requiring the parties to license or hold separate assets or terminate existing relationships and contractual rights or impose limitations or restrictions on, or prohibit, investments by certain investors (including, but not limited to, the imposition of limits on purchasing Boeing securities, limits on its ability to share information with certain investors, governance modifications, or forced divestiture, among other things).

Many jurisdictions have recently adopted, expanded, and/or are continuing to expand their foreign investment review regimes, and foreign investment authorities can have significant discretion in the interpretation and enforcement of such regimes. If new or existing regimes are enacted or updated prior to the Closing, or a foreign investment authority determines that the parties have failed to make a mandatory notification, the parties may be required to make additional foreign investment filings and/or be subject to fines, penalties, divestiture, or other regulatory actions. In addition, other foreign investment authorities may take action under the laws of their jurisdictions, even where we do not believe we meet the thresholds for filing, which could require additional filings or review processes and which could include seeking to enjoin the completion of the Merger.

Any one of these requirements, limitations, costs, divestitures or restrictions imposed by antitrust or foreign investment authorities could jeopardize or delay the completion, or reduce the anticipated benefits, of the Merger. There is no assurance that Boeing and Spirit will obtain all required regulatory consents or approvals on a timely basis, or at all. Failure to obtain the necessary consents and approvals could substantially delay or prevent the completion of the Merger, which could negatively affect both Boeing and Spirit.

Spirit may not be able to complete the disposition of the Spirit Airbus Business.

Boeing’s obligation to complete the Merger is subject to, among other conditions, the Divestiture Condition, which requires that Spirit have completed the divestiture of the Spirit Airbus Business. Spirit and Airbus have entered into a binding term sheet under which they have agreed to negotiate in good faith definitive agreements (the “Definitive Agreements”), including a purchase agreement, providing for the acquisition by Airbus or its affiliates of the Spirit Airbus Business on the terms set forth in the term sheet with the goal of permitting Boeing and Spirit to complete the Merger prior to the Outside Date. Execution of the Definitive Agreements is subject to and conditioned upon, among other things, the completion to the satisfaction of Airbus of its due diligence. As a result, there can be no assurance that Spirit will be able to enter into the Definitive Agreements on the expected timeline, or at all. Further, even if Spirit is able to negotiate and enter into the Definitive Agreements, there can be no assurance that Spirit would satisfy the closing conditions in the Definitive Agreements, including receipt of regulatory approvals, or be able to complete the disposition of the Spirit Airbus Business as contemplated by the term sheet or the Definitive Agreements. If Spirit faces difficulty in completing the disposition of the Spirit Airbus Business, Spirit could be unable to satisfy the Divestiture Condition in a timely matter or at all.

The Merger Agreement limits Spirit’s abilities to pursue alternatives to the Merger and could discourage a potential competing acquiror or other strategic transaction partner from making a favorable alternative transaction proposal.

Under the Merger Agreement, Spirit is required, subject to certain exceptions with respect to unsolicited proposals and the Divestiture Assets, not to directly or indirectly solicit competing Acquisition Proposals or to enter into discussions concerning, or provide confidential information in connection with, any unsolicited alternative Acquisition Proposals. In addition, upon termination of the Merger Agreement under certain circumstances, Spirit may be required to pay Boeing a termination fee of $150 million. See the sections entitled “The Merger Agreement—No Solicitation of Acquisition Proposals; Change of Recommendation,” “The Merger Agreement—Termination of the Merger Agreement” and “The Merger Agreement—Termination Fees” beginning on pages 141, 157 and 159 of this proxy statement/prospectus, respectively. These provisions could discourage a potential acquirer or other strategic transaction partner that might have an interest in acquiring all or a significant portion of Spirit from considering or pursuing an alternative transaction with Spirit or proposing such a transaction, even if the potential acquirer or other strategic transaction partner were prepared to pay consideration with a higher per share cash or market value than the per share market value proposed to be received or realized in the Merger. These provisions might also result in a potential acquirer or other strategic transaction partner proposing to pay a lower price than it might otherwise have proposed to pay because of the added expense of the termination fee that may become payable by Spirit in certain circumstances. If the Merger Agreement were terminated, and Spirit were to seek another business combination, Spirit might not be able to negotiate or complete a transaction on terms comparable to or more attractive than the terms of the Merger Agreement.

The Merger, and uncertainty regarding the Merger, may adversely affect Boeing’s and Spirit’s relationships with customers, suppliers, strategic partners and others and could adversely affect each company’s ability to effectively manage its respective business.

The Merger will occur only if the Merger Agreement’s conditions to the Closing are satisfied or waived. Accordingly, there may be uncertainty regarding the completion of the Merger. This uncertainty and the prospect of the Merger itself may cause customers, suppliers, strategic partners and others that deal with Boeing or Spirit to delay or defer entering into contracts with Boeing or Spirit or making other decisions concerning Boeing or Spirit or to seek changes in or cancellation of existing business relationships with Boeing or Spirit. Delays or deferrals of contracts or other decisions or changes in or cancellations of existing agreements or relationships could in some individual cases or in the aggregate have an adverse impact on the respective businesses of Boeing and Spirit, regardless of whether the Merger is ultimately completed. See the section entitled “The Merger Agreement—Conduct of Business Pending the Merger” beginning on page 136 of this proxy statement/prospectus for more information regarding the restrictive covenants to which Boeing and Spirit are subject.

In addition, under the terms of the Merger Agreement, Spirit and its subsidiaries are subject to certain restrictions on the conduct of their business prior to the completion of the Merger, including being obligated to use their reasonable best efforts to conduct their business in all material respects in the ordinary course of business and being limited in their ability in certain cases to pursue certain business opportunities or acquire certain assets, which could delay or otherwise adversely affect Spirit’s and its subsidiaries’ ability to execute certain of their business strategies or limit their ability to respond to competitive or other developments that arise prior to the completion of the Merger and could negatively affect their business and operations.

Uncertainties associated with the Merger may result in a loss of management and other key personnel of Boeing or Spirit, which could adversely affect the future business and operations of the combined company following the Merger or the business of Boeing or Spirit should the Merger not be completed.

Boeing and Spirit are dependent on the experience and industry knowledge of their respective officers and other key management, technical and professional personnel to execute their business plans. The combined company’s success after the Merger will depend in part upon its ability to retain key management and other key personnel of Boeing and Spirit. Current and prospective employees of Boeing and Spirit may experience uncertainty about their roles within the combined company following the Merger or have other concerns regarding the timing and completion of the Merger or the operations of the combined company following the Merger, any of which may have an adverse effect on the ability of Boeing and Spirit to retain, attract or motivate key management and other key personnel. If Boeing and Spirit are unable to retain personnel, including key management, who are critical to the future operations of the companies, Boeing and Spirit could face disruptions in their operations, loss of customers, loss of key information, expertise or know-how and unanticipated additional recruitment and training costs. In addition, the loss of key personnel could diminish the anticipated benefits of the Merger or delay the completion of the Merger.

The Merger might be completed even if material adverse changes, such as industry-wide changes or other events, subsequent to the announcement of the Merger were to occur.

Although one of the conditions to the Closing is there not having occurred any Material Adverse Effect or Boeing Material Adverse Effect since the date of the Merger Agreement, some types of changes would not constitute a basis for the parties to refuse to complete the Merger, even if such changes would have a material adverse effect on either of the parties. For example, a worsening of Spirit’s financial position, results of operations and cash flows due to general economic conditions would not give Boeing the right to refuse to complete the Merger. In such a case, Boeing’s business and financial position, results of operations and cash flows after the Merger might be negatively affected as a result of the Merger.

Boeing and Spirit are expected to incur significant transaction costs in connection with the Merger, which may be in excess of those anticipated by them.

Boeing and Spirit have incurred and are expected to continue to incur a number of non-recurring costs associated with negotiating and completing the Merger, combining the operations of the two companies and working to achieve desired synergies, including fees paid to financial, legal, accounting and other advisors, employee retention, severance and benefit costs, filing fees and, potentially, termination fees. These fees and costs have been, and will continue to be, substantial and, in many cases, will be borne by Boeing and Spirit whether or not the Merger is completed, and could have an adverse effect on Boeing’s financial position, results of operations and cash flows following the completion of the Merger. The elimination of duplicative costs, as well as the realization of other potential efficiencies related to the integration of Boeing’s and Spirit’s businesses, may not offset transaction-related costs and achieve a net benefit in the near term, or at all.

Spirit Stockholders will not be entitled to appraisal rights in the Merger.

Appraisal rights are statutory rights that, if applicable under law, enable stockholders of a corporation to dissent from an extraordinary transaction, such as a merger, and to demand that such corporation pay the fair value for their shares as determined by a court in a judicial proceeding instead of receiving the consideration offered to such stockholders in connection with the extraordinary transaction. Under the DGCL, stockholders generally do not have appraisal rights if the shares of stock they hold are either listed on a national securities exchange or held of record by more than 2,000 holders. Notwithstanding the foregoing, appraisal rights are available if stockholders are required by the terms of the Merger Agreement to accept for their shares anything other than (a) shares of stock of the surviving corporation, (b) shares of stock of another corporation that will either be listed on a national securities exchange or held of record by more than 2,000 holders, (c) cash in lieu of fractional shares or (d) any combination of the foregoing.

Because Boeing Common Stock and Spirit Common Stock are listed on the NYSE, a national securities exchange, and because Spirit Stockholders are not required by the terms of the Merger Agreement to accept for their shares of Spirit Common Stock anything other than shares of Boeing Common Stock and cash in lieu of fractional shares, holders of Spirit Common Stock are not entitled to appraisal rights in connection with the Merger. See the section entitled “No Appraisal Rights” beginning on page 287 of this proxy statement/prospectus for more information.

Completion of the Merger may trigger change in control or other provisions in certain agreements to which Spirit or any of its subsidiaries or joint ventures is a party.

The completion of the Merger may trigger change in control or other provisions in certain agreements to which Spirit or any of its subsidiaries or joint ventures is a party. If Spirit, its subsidiaries or its joint ventures, as applicable, are unable to negotiate modifications, consents or waivers of those provisions, following completion of the Merger, the counterparties may exercise their rights and remedies under such agreements, potentially terminate such agreements or seek monetary damages. Even if Spirit, its subsidiaries or its joint ventures, as applicable, are able to negotiate modifications, consents or waivers, the counterparties may require a fee for such modifications, consents or waivers or seek to renegotiate such agreements on terms less favorable to Spirit or the applicable subsidiary or joint venture.

Boeing and Spirit may be a target of securities class action and derivative lawsuits, which could result in substantial costs and could delay or prevent the completion of the Merger.

Securities class action lawsuits and derivative lawsuits are often brought against public companies that have entered into acquisition or merger agreements. Defending against, settling or otherwise resolving these claims can result in substantial costs, including costs associated with indemnification of directors and officers, and divert management time and resources. An adverse judgment in any such litigation could result in monetary damages, which could have a negative impact on Boeing’s and Spirit’s respective liquidity and financial condition. Additionally, if a plaintiff were successful in obtaining an injunction prohibiting completion of the Merger, that injunction could delay or prevent the Merger from being completed, which could adversely affect Boeing’s and Spirit’s businesses, financial position, results of operations and cash flows, as described above under “—The Merger is subject to conditions, including certain conditions that are beyond Boeing’s and Spirit’s control and may not be satisfied on a timely basis or at all. Failure to complete the Merger could have material adverse effects on Boeing and Spirit.”

Current Boeing Stockholders and current Spirit Stockholders will have a reduced share of ownership in the combined company.

If the Boeing Stock Price were equal to the closing price of Boeing Common Stock on the NYSE on    , 2024, the last trading day before the date of this proxy statement/prospectus, each share of Spirit Common Stock would be converted into     shares of Boeing Common Stock. At this Exchange Ratio, it is estimated that, immediately after completion of the Merger, Boeing Stockholders as of immediately prior to the Merger would hold approximately  % and Spirit Stockholders as of immediately prior to the Merger (disregarding any shares of Boeing Common Stock held by Spirit Stockholders immediately prior to the Merger) would hold approximately  % of the outstanding shares of Boeing Common Stock, each on a fully diluted basis. As a result, Boeing Stockholders and Spirit Stockholders will have a reduced share of ownership and voting interests, resulting in less influence on the policies of the combined company than they currently have on the policies of Boeing and Spirit, respectively. In addition, Boeing may from time to time engage in issuances of equity or equity-linked securities, which would result in additional dilution.

The exact equity stake of Spirit Stockholders in Boeing immediately following the completion of the Merger will depend on the number of shares of Boeing Common Stock and shares of Spirit Common Stock issued and outstanding immediately prior to the Effective Time. The issuance of these new shares could have the effect of depressing the market price of Boeing Common Stock, through dilution of earnings per share or otherwise. Any dilution of, or delay of any accretion to, Boeing’s earnings per share could cause the price of Boeing Common Stock to decline or to increase at a reduced rate.

Spirit’s directors and executive officers have interests in the Merger that may be different from, or in addition to, the interests of Spirit Stockholders generally.

In considering the recommendation of the Spirit Board that Spirit Stockholders vote in favor of the Merger Agreement Proposal, the Advisory Compensation Proposal and the Adjournment Proposal, Spirit Stockholders should be aware of the fact that, aside from their interests as Spirit Stockholders, certain Spirit directors and executive officers have interests in the Merger that may be different from, or in addition to, the interests of Spirit Stockholders generally. These interests include:

•	rights to continuing indemnification and directors’ and officers’ liability insurance;

•	certain executive officers (including certain of Spirit’s named executive officers) and other employees of Spirit may receive cash retention bonuses in connection with the Merger;

•

at the Effective Time, each Spirit equity award held by a director or executive officer will receive the treatment described in the section entitled “The Merger Agreement—Spirit Equity Awards and Employee Stock Purchase Plan” beginning on page 127 of this proxy statement/prospectus;

•

in the event an executive officer’s employment with Spirit is terminated upon or following the Closing, vesting and payout of outstanding equity awards previously granted may be accelerated in accordance with the terms of the omnibus incentive plan and applicable award agreements, as described in the section entitled “The Merger—Interests of Certain Spirit Directors and Executive Officers in the Merger—Treatment and Quantification of Spirit Equity Awards” beginning on page 109 of this proxy statement/prospectus; and

•

eligibility of Spirit’s executive officers to receive severance payments and benefits either under their employment agreement with Spirit or under the Spirit senior management severance plan, as described in the section entitled “The Merger—Interests of Certain Spirit Directors and Executive Officers in the Merger—Severance Payments Upon a Qualifying Termination Prior to or Following the Effective Time” beginning on page 110 of this proxy statement/prospectus.

See the section entitled “The Merger—Interests of Certain Spirit Directors and Executive Officers in the Merger” beginning on page 108 of this proxy statement/prospectus for a more detailed description of the interests of Spirit’s directors and executive officers. The Spirit Board was aware of and considered these potential interests, among other matters, in evaluating and negotiating the Merger Agreement, the Merger and the other Merger Agreement Transactions, in approving the Merger and in recommending that Spirit Stockholders approve the Merger Agreement Proposal.

Boeing and Spirit may waive one or more of the conditions to the Closing without resoliciting stockholder approval of the Merger Agreement Proposal and may terminate the Merger Agreement even if it has been adopted by Spirit Stockholders.

Certain conditions to the Closing may be waived, in whole or in part, to the extent permitted by applicable law, by agreement of Boeing and Spirit if the condition is a condition to both parties’ obligation to complete the Merger or by the party for which such condition is a condition of its obligation to complete the Merger. In addition, Boeing and Spirit can agree to terminate the Merger Agreement even if Spirit Stockholders have already voted to adopt the Merger Agreement.

Risks Related to Boeing After Completion of the Merger

The market price for Boeing Common Stock following the Closing Date may be affected by factors different from those that historically have affected or currently affect Boeing Common Stock and Spirit Common Stock.

Following the Merger, Boeing Stockholders and former Spirit Stockholders will own interests in a combined company operating an expanded business with more assets and a different mix of liabilities. Boeing’s financial position after the Merger may differ from its financial position before the Merger, and the financial position, results of operations and cash flows of the combined company may be affected by factors that are different from those currently or historically affecting the results of operations of Boeing and those currently or historically affecting the results of operations of Spirit. Accordingly, the market price and performance of Boeing Common Stock is likely to be different from the performance of Boeing Common Stock or Spirit Common Stock in the absence of the Merger, which may adversely affect the value of a Spirit Stockholder’s investment following completion of the Merger, regardless of the combined company’s actual operating performance.

Following completion of the Merger, the market price of Boeing Common Stock may be volatile, and holders of Boeing Common Stock could lose a significant portion of their investment due to drops in the market price of Boeing Common Stock following completion of the Merger.

Following the Merger, the market price of Boeing Common Stock may be volatile, and stockholders may not be able to resell their shares of Boeing Common Stock at or above the price at which they acquired their shares pursuant to the Merger Agreement or otherwise due to fluctuations in its market price, including changes in price caused by factors unrelated to Boeing’s performance or prospects.

Specific factors that may have a significant effect on the market price of Boeing Common Stock include:

•	changes in stock market analyst recommendations or earnings estimates regarding Boeing Common Stock or other comparable companies;

•	actual or anticipated fluctuations in Boeing’s revenue stream or future prospects;

•	actual or anticipated fluctuations in raw material prices (such as aluminum, titanium and composites) or service costs;

•	reaction to public announcements by Boeing before or after the Merger;

•	strategic actions taken by Boeing or its competitors, such as acquisitions;

•	potential future public offerings of Boeing Common Stock, which may dilute stockholders;

•

the failure of Boeing to achieve the perceived benefits of the Merger, including expected financial results and anticipated synergies, as rapidly as or to the extent anticipated by Boeing or financial or industry analysts;

•	new laws or regulations or new interpretations of existing laws or regulations applicable to Boeing’s business and operations or the aerospace industry;

•	changes in tax or accounting standards, policies, guidance, interpretations or principles; and

•	adverse conditions in the financial markets or general U.S. or international economic conditions, including those resulting from war, incidents of terrorism and responses to such events.

Also, Boeing Stockholders and Spirit Stockholders may not wish to continue to invest in the combined company or may wish to reduce their investment in the combined company, including in order to comply with institutional investing guidelines, to increase diversification, to track any rebalancing of stock indices in which Boeing Common Stock is included, to respond to the risk profile of the combined company or to realize a gain. If, following completion of the Merger, large amounts of Boeing Common Stock are sold, the price of Boeing Common Stock could decline.

If the Merger is completed, Boeing may not achieve the anticipated benefits of the Merger, including anticipated synergies.

There can be no assurance that Boeing will be able to successfully integrate Spirit, and the anticipated benefits of the Merger, including the anticipated operational and other synergies between the companies, may not be realized fully or at all or may take longer to realize than expected or may have unanticipated adverse results. Anticipated benefits are based on expectations about the future that are subject to change (such as assumptions about Boeing’s future production and manufacturing activity, service costs, future operational plans which have not yet been developed and which may vary from past experiences operating the same assets or recent experiences operating in the same areas). If Boeing is not able to realize the anticipated benefits expected from the Merger within the anticipated timing or at all, Boeing’s business, financial position, results of operations and cash flows may be adversely affected, Boeing’s earnings per share may be diluted, the accretive effect of the Merger may decrease or be delayed and the market price of Boeing Common Stock may be negatively impacted.

The integration of the two companies will require significant time and focus from management following the Merger and could result in performance shortfalls as a result of the diversion of management’s attention to such integration efforts. Difficulties in integrating Spirit into Boeing may result in the combined company performing differently than expected, in operational challenges or in the failure to realize anticipated benefits, including anticipated operational and other synergies between the two companies, in whole or in part, on the anticipated timeline or at all. Potential difficulties that may be encountered in the integration process include:

•	complexities associated with managing a larger, more complex, integrated business;

•	potential unknown liabilities and unforeseen expenses associated with Spirit and its integration into Boeing;

•	potential unknowns with respect to future operational plans; and

•	inconsistencies between the two company’s standards, controls, procedures and policies.

In addition, Boeing’s business may be negatively impacted following the Merger if it is unable to effectively manage the expanded operations of the combined company. Actual growth and any potential cost savings, if achieved, may be lower than what Boeing and Spirit expect and may take longer to achieve than anticipated. If Boeing and Spirit are not able to adequately address integration challenges, they may be unable to successfully integrate their operations or realize the anticipated benefits of the integration of the two companies.

Boeing and Spirit, including their respective subsidiaries, have operated and, until the completion of the Merger, will continue to operate independently. It is possible that the pendency of the Merger, as well as the integration process, could result in the loss of key personnel, the loss of customers, inconsistencies in standards, controls, procedures and policies, unexpected integration issues, higher than expected integration costs, an overall post-completion integration process that takes longer than originally anticipated, as well as the disruption of each company’s ongoing businesses. Any or all of those occurrences could adversely affect the combined company’s operations, including the ability to maintain relationships with customers and employees prior to, or after, the Merger or to achieve the anticipated benefits of the Merger.

The combined company may not be able to retain Boeing and Spirit’s existing customers, which could have an adverse effect on the combined company’s business and operations, and third parties may terminate or alter existing contracts or relationships with Boeing or Spirit.

As a result of the Merger, the combined company may experience impacts on relationships with customers that may harm the combined company’s business, financial position, results of operations and cash flows. Certain customers may seek to terminate or modify contractual obligations following the Merger, whether or not contractual rights are triggered as a result of the Merger. There can be no guarantee that customers will remain with or continue to have a relationship with the combined company or do so on the same or similar contractual terms following the Merger. If any customers seek to terminate or modify contractual obligations or discontinue the relationship with the combined company, then the combined company’s business, financial position, results of operations and cash flows may be harmed.

Boeing and Spirit also have contracts with landlords, licensors and other business partners which may require Boeing or Spirit, as applicable, to obtain consent from these other parties in connection with the Merger, or which may otherwise contain limitations applicable to such contracts following the Merger. If these consents cannot be obtained, the combined company may suffer a loss of potential future revenue, incur costs and lose rights that may be material to the combined company’s business. In addition, third parties with whom Boeing or Spirit currently have relationships may terminate or otherwise reduce the scope of their relationship with either party in anticipation of the Merger. Any such disruptions could limit the combined company’s ability to achieve the anticipated benefits of the Merger. The adverse effect of any such disruptions could also be exacerbated by a delay in the completion of the Merger or by a termination of the Merger Agreement.

The combined company may be exposed to increased litigation, which could have an adverse effect on the combined company’s business, financial position, results of operations and cash flows.

The combined company may be exposed to increased litigation from stockholders, customers, suppliers, distributors and other third parties due to the combination of Boeing’s and Spirit’s businesses following the Merger. Such litigation may have an adverse impact on the combined company’s business, financial position, results of operations and cash flows, or may cause disruptions to the combined company’s operations.

If the Merger does not qualify as “reorganization” under Section 368(a) of the Internal Revenue Code of 1986, as amended, Spirit Stockholders may be required to pay substantial U.S. federal income taxes.

It is possible that, because it is structured as a transaction involving Spirit Stockholders’ receipt of consideration solely in the form of Boeing Common Stock (other than cash received in lieu of fractional shares of Boeing Common Stock), the Merger may qualify as a “reorganization” under the Code. There are significant legal and factual doubts concerning the qualification of the Merger as a “reorganization” under Section 368(a) of the Code. However, the completion of the Merger is not conditioned on a ruling from the IRS or the receipt of an opinion of counsel to the effect that the Merger will qualify as a “reorganization” under Section 368(a) of the Code, and neither Boeing nor Spirit or any of their respective advisors or affiliates makes any representations or provides any assurances in the Merger Agreement regarding the tax consequences of the Merger, including whether the Merger qualifies as a “reorganization” under Section 368(a) of the Code. Accordingly, and for the reasons discussed below, no assurance can be given that the IRS will not challenge the qualification of the Merger as a “reorganization” or that a court would not sustain such a challenge.

Neither Boeing nor Spirit has sought at this time any ruling from the IRS. Although, as we discuss in further detail in the section entitled “U.S. Federal Income Tax Consequences of the Merger—IRS Private Letter Ruling” beginning on page 119 of this proxy statement/prospectus, Boeing and Spirit intend to seek a ruling from the IRS relating to such qualification, there are no assurances that Boeing and Spirit will receive such a ruling. Accordingly, unless Boeing and Spirit receive a private letter ruling from the IRS that the Merger qualifies as a “reorganization” under Section 368(a) of the Code, Spirit Stockholders that are U.S. Holders (as defined in the section entitled “The Merger—U.S. Federal Income Tax Consequences of the Merger” beginning on page 117 of this proxy statement/prospectus)) should assume that the Merger will not qualify as a “reorganization” under Section 368(a) of the Code and that the Merger will be treated as a taxable transaction.

Moreover, the Merger Agreement does not include any agreement, statement or representation regarding the qualification of the Merger as such. Further, the Merger Agreement does not contain agreements by Boeing, Spirit, or Merger Sub to use efforts to cause the Merger to qualify as a

“reorganization” under Section 368(a) of the Code, nor does the Merger Agreement require such parties to refrain from taking any actions that would cause the Merger to fail to or cease to qualify as a “reorganization” under Section 368(a) of the Code.

Consequently, there is significant uncertainty as to the treatment of the Merger for U.S. federal income tax purposes, and there is no representation made as to whether Boeing and Spirit will ultimately report the Merger as a “reorganization” under Section 368(a) of the Code.

If the Merger does not qualify as a “reorganization” under Section 368(a) of the Code, then the receipt of Boeing Common Stock (and cash in lieu of a fractional share of Boeing Common Stock) in exchange for Spirit Common Stock in the Merger will be a taxable transaction for U.S. federal income tax purposes. In such case, a U.S. Holder (as defined in the section entitled “The Merger—U.S. Federal Income Tax Consequences of the Merger” beginning on page 117 of this proxy statement/prospectus)) of Spirit Common Stock generally would recognize taxable gain or loss upon the exchange of Boeing Common Stock for Spirit Common Stock (and cash in lieu of a fractional share of Boeing Common Stock) pursuant to the Merger. See the section entitled “U.S. Federal Income Tax Consequences of the Merger” beginning on page 117 of this proxy statement/prospectus.

The financial forecasts are based on various assumptions that may not be realized.

The unaudited prospective financial information set forth in the forecasts included under the section entitled “The Merger—Spirit Unaudited Forecasted Financial Information” beginning on page 96 of this proxy statement/prospectus was prepared solely for internal use and is subjective in many respects. Spirit’s prospective financial information was based solely upon assumptions of, and information available to, Spirit’s management when prepared. These estimates and assumptions are subject to uncertainties, many of which are beyond Spirit’s control and may not be realized. Many factors mentioned in this proxy statement/prospectus, including the risks outlined in this “Risk Factors” section and the events or circumstances described in the section entitled “Cautionary Statement Regarding Forward-Looking Statements” beginning on page 28 of this proxy statement/prospectus will be important in determining the combined company’s future results. As a result of these contingencies, actual future results may vary materially from Boeing’s and Spirit’s estimates. In view of these uncertainties, the inclusion of prospective financial information in this proxy statement/prospectus is not and should not be viewed as a representation that the forecasted results will necessarily reflect actual future results.

The unaudited prospective financial information set forth in the forecasts included under the section entitled “The Merger—Spirit Unaudited Forecasted Financial Information” beginning on page 96 of this proxy statement/prospectus was not prepared with a view toward compliance with published guidelines of the SEC or the guidelines established by the American Institute of Certified Public Accountants for preparation or presentation of prospective financial information. Further, any forward-looking statement speaks only as of the date on which it is made, and neither Boeing nor Spirit undertakes any obligation, other than as required by applicable law, to update, correct or otherwise revise the unaudited prospective financial information included in this proxy statement/prospectus to reflect events or circumstances after the date such prospective financial information was prepared or to reflect the occurrence of anticipated or unanticipated events or circumstances, even in the event that any or all of the assumptions underlying any such prospective financial information are no longer appropriate (even in the short term).

The unaudited prospective financial information of Spirit included in this proxy statement/prospectus has been prepared by, and is the responsibility of, the management of Spirit. Ernst & Young LLP has not audited, reviewed, examined, compiled or applied agreed-upon procedures with respect to the accompanying unaudited prospective financial information, and accordingly, Ernst & Young LLP does not express an opinion or any other form of assurance with respect thereto. The reports of Ernst & Young LLP with respect to Spirit incorporated by reference in this proxy statement/

prospectus relate to the previously issued financial statements of Spirit. These reports do not extend to Spirit’s unaudited prospective financial information and should not be read to do so. Neither Boeing’s independent auditors, nor any other independent accountants, have compiled, examined, or performed any procedures with respect to the prospective financial information contained herein, nor have they expressed any opinion or any other form of assurance on such information or its achievability, and assume no responsibility for, and disclaim any association with, the prospective financial information. See the section entitled “The Merger—Spirit Unaudited Forecasted Financial Information” beginning on page 96 of this proxy statement/prospectus for more information.

The opinion of Spirit’s financial advisor will not reflect changes in circumstances between the signing of the Merger Agreement and the completion of the Merger.

Spirit has received an opinion from its financial advisor, Moelis, in connection with the signing of the Merger Agreement, but has not obtained any updated opinion from its financial advisor as of the date of this proxy statement/prospectus. Changes in the operations and prospects of Spirit, general market and economic conditions and other factors that may be beyond the control of Boeing or Spirit and on which Spirit’s financial advisor’s opinion was based, may significantly alter the value of Spirit or the prices of the shares of Spirit Common Stock by the time the Merger is completed. The opinion does not speak as of the time the Merger will be completed or as of any date other than the date of such opinion. Because Spirit currently does not anticipate asking its financial advisor to update its opinion, the opinion will not address the fairness of the number of shares of Boeing Common Stock that will be received by holders of Spirit Common Stock from a financial point of view at the time the Merger is completed. The Spirit Board’s recommendation that Spirit Stockholders vote in favor of the Merger Agreement Proposal, the Advisory Compensation Proposal and Adjournment Proposal, however, are made as of the date of this proxy statement/prospectus.

After the Merger is completed, Spirit Stockholders will have their rights as stockholders governed by Boeing’s organizational documents.

Upon completion of the Merger, Spirit Stockholders will no longer be stockholders to Spirit, but will instead become Boeing Stockholders. Former Spirit Stockholders will instead have rights as Boeing Stockholders that differ from the rights they had as Spirit Stockholders before the Merger. For a detailed comparison of the rights of Boeing Stockholders to the rights of Spirit Stockholders, see the section entitled “Comparison of Stockholder Rights” beginning on page 277 of this proxy statement/prospectus.

Risks Related to Boeing’s Business and Operations

We depend heavily on commercial airlines, subjecting us to unique risks.

Market conditions have a significant impact on demand for our commercial aircraft and related services. The commercial aircraft market is predominantly driven by long-term trends in airline passenger and cargo traffic. The principal factors underlying long-term traffic growth are sustained economic growth and political stability both in developed and emerging markets. Demand for our commercial aircraft is further influenced by airline profitability, availability of aircraft financing, world trade policies, government-to-government relations, technological advances, price and other competitive factors, fuel prices, terrorism, pandemics, epidemics and environmental regulations. Historically, the airline industry has been cyclical and very competitive and has experienced significant profit swings and constant challenges to be more cost competitive. Significant deterioration in the global economic environment, the airline industry generally or the financial stability of one or more of our major customers could result in fewer new orders for aircraft or services, or could cause customers to seek to postpone or cancel contractual orders and/or payments to us, which could result in lower revenues, profitability and cash flows and a reduction in our contractual backlog. In addition, because our commercial aircraft backlog consists of aircraft scheduled for delivery over a period of several years, any of these macroeconomic, industry or customer impacts could unexpectedly affect deliveries over a long period.

We enter into firm fixed-price aircraft sales contracts with indexed price escalation clauses, which could subject us to losses if we have cost overruns or if increases in our costs exceed the applicable escalation rate. Commercial aircraft sales contracts are often entered into years before the aircraft are delivered. In order to help account for economic fluctuations between the contract date and delivery date, aircraft pricing generally consists of a fixed amount as modified by price escalation formulas derived from labor, commodity and other price indices. Our revenue estimates are based on current expectations with respect to these escalation formulas, but the actual escalation amounts are outside of our control. Escalation factors can fluctuate significantly from period to period. Changes in escalation amounts can significantly impact revenues and operating margins in our Commercial Airplanes (“BCA”) business.

We derive a significant portion of our revenues from a limited number of commercial airlines. We can make no assurance that any customer will exercise purchase options, fulfill existing purchase commitments or purchase additional products or services from us. In addition, fleet decisions, airline consolidations or financial challenges involving any of our major commercial airline customers could significantly reduce our revenues and limit our opportunity to generate profits from those customers. Airlines also are experiencing increased fuel and other costs, and the global economy has experienced high inflation.

Our Commercial Airplanes business depends on our ability to maintain a healthy production system, ensure every airplane in our production system conforms to exacting specifications, achieve planned production rate targets, successfully develop and certify new aircraft or new derivative aircraft, and meet or exceed stringent performance and reliability standards.

The commercial aircraft business is extremely complex, involving extensive coordination and integration with U.S. and non-U.S. suppliers, highly skilled labor performed by thousands of employees of ours and other partners, and stringent and evolving regulatory requirements and performance and reliability standards. We have experienced and may continue to experience production quality issues, including in our supply chain.

On January 10, 2024, the Federal Aviation Administration (the “FAA”) notified us that it had initiated an investigation into the 737 quality control system (“737-9 Production Audit”). This was followed by the FAA announcing actions to increase its oversight of us, including conducting (i) an audit involving the 737-9 production line and its suppliers to evaluate our compliance with approved quality procedures, (ii) increased monitoring of our 737-9 in-service events, and (iii) an assessment of safety risks around delegated authority and quality oversight, and examination of options to move these functions under independent third parties. On January 24, 2024, the FAA stated it will not approve production rate increases or additional production lines for the 737 MAX until it is satisfied that we are in full compliance with required quality control procedures. The FAA communicated its findings from the 737-9 Production Audit of Boeing and Spirit on February 28, 2024. The FAA found multiple instances where the companies failed to comply with manufacturing quality control requirements and provided 90 days from March 1, 2024, to submit a corrective action plan. On May 30, 2024, we submitted our safety and quality plan to address the issues identified by the FAA. The production slow-down and certification delays had an adverse impact on our financial position, results of operations and cash flows during the first half of 2024. This is expected to continue until production rates recover. In the event that we are unable to deliver aircraft and/or increase future production rates consistent with our assumptions, our financial position, results of operations and cash flows will continue to be adversely affected. We are currently unable to reasonably estimate what impact the January 5, 2024 Alaska Airlines accident and the related FAA actions will have on our financial position, results of operations and cash flows.

The introduction of new aircraft programs and/or derivatives, such as the 777X, 737-7 and 737-10, involves risks associated with meeting development, testing, certification and production schedules. We are following the lead of the FAA as we work through the certification process, and the FAA will ultimately determine the timing of certification and entry into service. In addition, the development schedules of the 737-7 and 737-10 could be impacted by actions resulting from the Alaska Airlines accident. If we experience delays in achieving certification and/or incorporating safety enhancements, our financial position, results of operations and cash flows would be adversely impacted.

A number of our customers have contractual remedies, including compensation for late deliveries or rights to reject individual airplane deliveries based on delivery delays. Delays on the 737, 777X and 787 programs have resulted in, and may continue to result in, customers having the right to terminate orders, be compensated for late deliveries and/or substitute orders for other Boeing aircraft.

We must minimize disruption caused by production changes, achieve operational stability and implement productivity improvements in order to meet customer demand and maintain our profitability. We have previously announced plans to adjust production rates on several of our commercial aircraft programs. In addition, we continue to seek opportunities to reduce the costs of building our aircraft, including working with our suppliers to reduce supplier costs, identifying and implementing productivity improvements and optimizing how we manage inventory. If production rate changes at any of our commercial aircraft assembly facilities are delayed or create significant disruption to our production system, or if our suppliers cannot timely deliver components that comply with design specifications to us at the cost and rates necessary to achieve our targets, we may be unable to meet delivery schedules and/or the financial performance of one or more of our programs may suffer.

Operational challenges impacting the production system for one or more of our commercial aircraft programs could result in additional production delays and/or failure to meet customer demand for new aircraft, either of which would negatively impact our revenues and operating margins. Our commercial aircraft production system is extremely complex. Operational issues, including delays or defects in supplier components, failure to meet internal performance plans, or delays or failures to achieve required regulatory approval, could result in additional out-of-sequence work and increased production costs, as well as delayed deliveries to customers, impacts to aircraft performance and/or increased warranty or fleet support costs. We and our suppliers are experiencing supply chain disruptions and constraints, labor instability and inflationary pressures. We continue to monitor the health and stability of the supply chain. These factors have and may continue to reduce overall productivity and adversely impact our financial position, results of operations and cash flows.

If our commercial aircraft fail to satisfy performance and reliability requirements and/or potentially required sustainability standards, we could face additional costs and/or lower revenues. Developing and manufacturing commercial aircraft that meet or exceed our performance and reliability standards and/or potentially required sustainability standards, as well as those of customers and regulatory agencies, can be costly and technologically challenging. These challenges are particularly significant with newer aircraft programs. Any failure of any Boeing aircraft to satisfy performance or reliability requirements could result in disruption to our operations, higher costs and/or lower revenues.

Changes in levels of U.S. government defense spending or acquisition priorities, as well as significant delays in U.S. government appropriations, could negatively impact our business, financial position and results of operations.

We derive a substantial portion of our revenue from the U.S. government, primarily from defense related programs with the United States Department of Defense (the “U.S. DoD”). Levels of U.S. defense spending are very difficult to predict and may be impacted by numerous factors such as the evolving nature of the national security threat environment, U.S. national security strategy, U.S. foreign policy, the domestic political environment, macroeconomic conditions and the ability of the U.S. government to enact relevant legislation such as authorization and appropriations bills. The government may also constrain discretionary spending by instituting enforceable spending caps.

The timeliness of annual appropriations for U.S. government departments and agencies remains a recurrent risk. Congress may fund government departments and agencies with one or more continuing resolutions, which could delay new programs or competitions and/or negatively impact the execution of certain program activities. A lapse in appropriations for government departments or agencies would result in a full or partial government shutdown, which could impact our operations. In the event of a prolonged shutdown, requirements to furlough employees in the U.S. DoD, the Department of Transportation, including the FAA, or other government agencies could result in payment delays, impair our ability to deliver commercial airplanes or perform work on existing contracts, delays in the certification of new aircraft or otherwise impact our operations, negatively impact future orders, and/or cause other disruptions or delays. There is uncertainty regarding which government functions would shut down or continue operations during a lapse in appropriations, and corresponding uncertainty regarding the extent or magnitude of potential impacts to our operations. For additional information on U.S. government appropriations and budgets, see “Information About Boeing—Management’s Discussion and Analysis of Financial Condition and Results of Operations—Additional Considerations—U.S. Government Funding” beginning on page 191 of this proxy statement/prospectus.

In addition, there continues to be uncertainty with respect to future acquisition priorities and program-level appropriations for the U.S. DoD and other government agencies (including the National Aeronautics and Space Administration (“NASA”)), including changes to national security and defense priorities, and tension between modernization investments, sustainment investments, and investments in new technologies or emergent capabilities. Future investment priority changes or budget cuts, including changes associated with the authorizations and appropriations process, could result in reductions, cancellations, and/or delays of existing contracts or programs or future program opportunities. Any of these impacts could have a material effect on our financial position, results of operations and/or cash flows.

As a result of the significant ongoing uncertainty with respect to both U.S. defense spending and the evolving nature of the national security threat environment, we also expect the U.S. DoD to continue to emphasize affordability, innovation, cybersecurity and delivery of technical data and software in its procurement processes, including the implementation of cybersecurity compliance requirements on the Defense Industrial Base, for which the supply chain may not be fully prepared. If we and our suppliers are unable to adjust to these changing acquisition priorities and policies, our revenues and market share could be impacted.

Our ability to deliver products and services that satisfy customer requirements is heavily dependent on the performance and financial stability of our subcontractors and suppliers, as well as on the availability of highly skilled labor, raw materials and other components.

We rely on other companies, including U.S. and non-U.S. subcontractors and suppliers, to provide and produce raw materials, integrated components and sub-assemblies, and production commodities and to perform some of the services that we provide to our customers. Many of our suppliers are experiencing inflationary pressures, as well as resource constraints and disruptions due to production quality issues, global supply chain constraints, and labor instability. If one or more of our suppliers or subcontractors continue to experience financial difficulties, delivery delays or other performance problems, we may be unable to meet commitments to our customers and our financial position, results of operations and cash flows may continue to be adversely impacted. In addition, if one or more of the raw materials on which we depend (such as aluminum, titanium or composites) become unavailable to us or our suppliers, or are available only at very high prices, we may be unable to deliver one or more of our products in a timely fashion or at budgeted costs. We continue proactively working to ensure sufficient material and parts to avoid potential near-term production disruptions, while also working to mitigate the risk of future impacts from disruptions to our supply chain. In some instances, we depend upon a single source of supply. Any service disruption from one of these suppliers, either due to circumstances beyond the supplier’s control, such as geopolitical developments, or as a result of performance problems or financial difficulties, could have a material adverse effect on our ability to meet commitments to our customers or increase our operating costs.

Some of our and our suppliers’ workforces are represented by labor unions, which may lead to work stoppages.

Approximately 57,000 employees, which constitute 33% of our total workforce, were union represented as of December 31, 2023 under collective bargaining agreements with varying durations and expiration dates. Our current contract with the International Association of Machinists and Aerospace Workers District 751 (“IAM 751”), which represents over 30,000 Boeing manufacturing employees primarily located in Washington state, will expire on September 12, 2024. We are currently in contract negotiations with IAM 751. If we are unable to successfully negotiate a new contract with IAM 751 and/or experience work stoppages or other disruptions, our financial position, results of operations and cash flows could be adversely impacted. We have experienced work stoppages in the past, including in 2008 when a labor strike halted commercial aircraft and certain of our Defense, Space & Security (“BDS”) program production. We may experience additional work stoppages in the future, which could adversely affect our business. We currently have in the U.S. 9 unions with 27 independent agreements and internationally 17 employee representative bodies, and we cannot predict how stable our union relationships will be or whether we will be able to meet the unions’ requirements without impacting our financial condition. The unions may also limit our flexibility in managing our workforce and operations. Union actions at suppliers can also affect us. Work stoppages and instability in our union relationships could delay the production and/or development of our products, which could strain relationships with customers and result in lower revenues. For additional information on our principal collective bargaining agreements, see “Information About Boeing—Business—Human Capital” beginning on page 163 of this proxy statement/prospectus.

Competition within our markets and with respect to our products and services may reduce our future contracts and sales.

The markets in which we operate are highly competitive and one or more of our competitors may have more extensive or more specialized engineering, manufacturing and marketing capabilities than we do in some areas. In our BCA business, we face aggressive international competition intent on increasing market share. In our BDS business, we anticipate that the effects of defense industry consolidation, shifting acquisition and budget priorities, and continued cost pressure at our U.S. DoD and non-U.S. customers will intensify competition for many of our BDS products. Our Global Services (“BGS”) segment faces competition from many of the same strong U.S. and non-U.S. competitors facing BCA and BDS. Furthermore, we are facing increased international competition and cross-border consolidation of competition, and U.S. procurement and compliance requirements that could limit our ability to be cost-competitive in the international market. There can be no assurance that we will be able to compete successfully against our current or future competitors or that the competitive pressures we face will not result in reduced revenues and market share.

We derive a significant portion of our revenues from non-U.S. sales and are subject to the risks of doing business in other countries.

In 2023, non-U.S. customers, which include foreign military sales, accounted for approximately 42% of our revenues. We expect that non-U.S. sales will continue to account for a significant portion of our revenues for the foreseeable future. We are subject to risks of doing business internationally, including:

•	changes in regulatory requirements or other executive branch actions, such as Executive Orders;

•

changes in the global trade environment, including disputes with authorities in non-U.S. jurisdictions, including international trade authorities, that could impact sales and/or delivery of products and services outside the U.S. and/or impose costs on our customers in the form of tariffs, duties or penalties attributable to the importation of Boeing products and services;

•

changes to U.S. and non-U.S. government policies, including sourcing restrictions, requirements to expend a portion of program funds locally and governmental industrial cooperation or participation requirements;

•	fluctuations in international currency exchange rates;

•	volatility in international political and economic environments and changes in non-U.S. national priorities and budgets, which can lead to delays or fluctuations in orders;

•	the complexity and necessity of using non-U.S. representatives and consultants;

•	the uncertainty of the ability of non-U.S. customers to finance purchases, including the availability of financing from the Export-Import Bank of the United States;

•	uncertainties and restrictions concerning the availability of funding credit or guarantees;

•	imposition of domestic and international taxes, export controls, tariffs, embargoes, sanctions (such as those imposed on Russia) and other trade restrictions;

•	the difficulty of management and operation of an enterprise spread over many countries;

•	compliance with a variety of non-U.S. laws, as well as U.S. laws affecting the activities of U.S. companies abroad; and

•	unforeseen developments and conditions, including terrorism, war, epidemics and international tensions and conflicts.

While the impact of these factors is difficult to predict, any one or more of these factors could adversely affect our operations in the future. For example, since 2018, the U.S. and China have imposed tariffs on each other’s imports. Certain aircraft parts and components that Boeing procures are subject to these tariffs. We are mitigating import costs through Duty Drawback Customs procedures. Overall, the U.S.-China trade relationship remains stalled as economic and national security concerns continue to be a challenge. China is a significant market for commercial aircraft and we have long-standing relationships with our Chinese customers, who represent a key component of our commercial aircraft backlog. If we are unable to deliver aircraft to customers in China consistent with our assumptions and/or obtain additional orders from China in the future, we may experience reduced deliveries and/or lower market share. Impacts from future potential deterioration in geopolitical or trade relations between the U.S. and one or more other countries could have a material adverse impact on our financial position, results of operations and/or cash flows.

We use estimates and make assumptions in accounting for contracts and programs. Changes in our estimates and/or assumptions could adversely affect our future financial results.

Contract and program accounting require judgment relative to assessing risks, estimating revenues and costs and making assumptions for schedule and technical issues. Due to the size and nature of many of our contracts and programs, the estimation of total revenues and cost at completion is complicated and subject to many variables. Assumptions have to be made regarding the length of time to complete the contract or program because costs also include expected increases in wages and employee benefits, material prices and allocated fixed costs. Incentives or penalties related to performance on contracts are considered in estimating sales and profit rates and are recorded when there is sufficient information for us to assess anticipated performance. Customer and supplier claims and assertions are also assessed and considered in estimating revenues, costs and profit rates. Estimates of future award fees are also included in revenues and profit rates.

With respect to each of our commercial aircraft programs, inventoriable production costs (including overhead), program tooling and other non-recurring costs and routine warranty costs are accumulated and charged as cost of sales by program instead of by individual units or contracts. A program consists of the estimated number of units (accounting quantity) of a product to be produced in a continuing, long-term production effort for delivery under existing and anticipated contracts limited by the ability to make reasonably dependable estimates. To establish the relationship of sales to cost of sales, program accounting requires estimates of (a) the number of units to be produced and sold in a program, (b) the period over which the units can reasonably be expected to be produced and (c) the units’ expected sales prices, production costs, program tooling and other non-recurring costs, and routine warranty costs for the total program. Several factors determine accounting quantity, including firm orders, letters of intent from prospective customers and market studies. Changes to customer or model mix, production costs and rates, learning curve, changes to price escalation indices, costs of derivative aircraft, supplier performance, customer and supplier negotiations/settlements, supplier claims and/or certification issues can impact these estimates. In addition, on development programs such as the 777X, 737-7 and 737-10 we are subject to risks with respect to the timing and conditions of aircraft certification, including potential gaps between when aircraft are certified in various jurisdictions, changes in certification processes and our estimates with respect to the timing of future certifications, which could have an impact on overall program status. Any such change in estimates relating to program accounting may adversely affect future financial performance.

Because of the significance of the judgments and estimation processes described above, materially different revenues and profit amounts could be recorded if we used different assumptions, revised our estimates, or if the underlying circumstances were to change. Changes in underlying assumptions, circumstances or estimates may adversely affect future period financial performance. For additional information on our accounting policies for recognizing sales and profits, see our discussion under “Information About Boeing—Management’s Discussion and Analysis of Financial Condition and Results of Operations—Critical Accounting Estimates—Accounting for Long-term Contracts/Program Accounting” and Note 1 to our Consolidated Financial Statements for the year ended December 31, 2023 (the “Audited Consolidated Financial Statements”) beginning on pages 212 and F-7, respectively, of this proxy statement/prospectus.

We may not realize the anticipated benefits of mergers, acquisitions, joint ventures/strategic alliances or divestitures.

As part of our business strategy, we may merge with or acquire businesses and/or form joint ventures and strategic alliances. Whether we realize the anticipated benefits from these acquisitions and related activities depends, in part, upon our ability to integrate the operations of the acquired business, the performance of the underlying product and service portfolio, and the performance of the management team and other personnel of the acquired operations. Accordingly, our financial results could be adversely affected by unanticipated performance issues, legacy liabilities, transaction-related charges, amortization of expenses related to intangibles, charges for impairment of long-term assets, credit guarantees, partner performance and indemnifications. Consolidations of joint ventures could also impact our reported results of operations or financial position. While we believe that we have established appropriate and adequate procedures and processes to mitigate these risks, there is no assurance that these transactions will be successful. We also may make strategic divestitures from time to time. These transactions may result in continued financial involvement in the divested businesses, such as through guarantees or other financial arrangements, following the transaction. Nonperformance by those divested businesses could affect our future financial results through additional payment obligations, higher costs or asset write-downs.

Risks Related to Boeing’s Contracts

We conduct a significant portion of our business pursuant to U.S. government contracts, which are subject to unique risks.

In 2023, 37% of our revenues were earned pursuant to U.S. government contracts, which include foreign military sales through the U.S. government. Business conducted pursuant to such contracts is subject to extensive procurement regulations and other unique risks.

Our sales to the U.S. government are subject to extensive procurement regulations, and changes to those regulations could increase our costs. New procurement regulations or climate or cyber-related contractual disclosures, or changes to existing requirements, could increase our compliance costs or otherwise have a material impact on the operating margins of our BDS and BGS businesses. These requirements may also result in withheld payments and/or reduced future business if we fail to comply. For example, proposals to raise domestic content thresholds for our U.S. government contracts could have negative impacts on our business. Compliance costs attributable to current and potential future procurement regulations such as these could negatively impact our financial position, results of operations and/or cash flows.

The U.S. government may modify, curtail or terminate one or more of our contracts. The U.S. government contracting party may modify, curtail or terminate its contracts and subcontracts with us, without prior notice and either at its convenience or for default based on performance. In addition, funding pursuant to our U.S. government contracts may be reduced or withheld as part of the U.S. Congressional appropriations process due to changes in U.S. national security strategy and/or priorities, fiscal constraints, including enforceable spending caps, a sequester or a lack of funding available to pay incurred obligations, or for other reasons. Further uncertainty with respect to ongoing programs could also result in the event that the U.S. government finances its operations through temporary funding measures such as “Continuing Resolutions” rather than full-year appropriations. Any loss or anticipated loss or reduction of expected funding and/or modification, curtailment or termination of one or more large programs could have a material adverse effect on our financial position, results of operations and/or cash flows.

We are subject to U.S. government inquiries and investigations, including periodic audits of costs that we determine are reimbursable under U.S. government contracts. U.S. government agencies, including the Defense Contract Audit Agency and the Defense Contract Management Agency, routinely audit government contractors. These agencies review our performance under contracts, cost structure and compliance with applicable laws, regulations and standards, as well as the adequacy of and our compliance with our internal control systems and policies. Any costs found to be misclassified or inaccurately allocated to a specific contract will be deemed non-reimbursable, and to the extent already reimbursed, must be refunded. Any inadequacies in our systems and policies could result in withholds on billed receivables, penalties and reduced future business. Furthermore, if any audit, inquiry or investigation uncovers improper or illegal activities, we could be subject to civil and criminal penalties and administrative sanctions, including termination of contracts, forfeiture of profits, suspension of payments, fines and suspension or debarment from doing business with the U.S. government. We also could suffer reputational harm if allegations of impropriety were made against us, even if such allegations are later determined to be false.

We enter into fixed-price contracts, which could subject us to losses if we have cost overruns.

Our BDS and BGS defense businesses generated approximately 58% and 65% of their 2023 revenues from fixed-price contracts. While fixed-price contracts enable us to benefit from performance improvements, cost reductions and efficiencies, they also subject us to the risk of reduced margins or incurring losses if we are unable to achieve estimated costs and revenues. If our estimated costs exceed our estimated price, we recognize reach-forward losses which can significantly affect our reported results. For example, during the year ended December 31, 2023 and the six months ended June 30, 2024, BDS recorded $1,585 million and $1,266 million, respectively, of additional losses on its five most significant fixed-price development programs (Commercial Crew, KC-46A Tanker, MQ-25, T-7A Red Hawk, and VC-25B Presidential Aircraft). We continue to experience production disruptions and inefficiencies due to technical challenges, supplier disruption and factory performance. These factors have contributed to significant earnings charges on a number of fixed-price development programs which are expected to adversely affect cash flows in future periods, and may result in future earnings charges and adverse cash flow effects. Production and supplier disruptions, inefficiencies, technical challenges, quality issues and labor instability also contributed to lower earnings on fixed-price production programs in 2023. New programs could also have risk for reach-forward loss upon contract award and during the period of contract performance. The long-term nature of many of our contracts makes the process of estimating costs and revenues on fixed-price contracts inherently risky. Fixed-price contracts often contain price incentives and penalties tied to performance, which can be difficult to estimate and have significant impacts on margins. In addition, some of our contracts have specific provisions relating to cost, schedule and performance.

Estimating costs to complete fixed-price development contracts is generally subject to more uncertainty than fixed-price production contracts. Many of these development programs have highly complex designs and technical challenges. In addition, technical or quality issues could lead to schedule delays and cost impacts, which could increase our estimated cost to perform the work or reduce our estimated price, either of which could result in a material charge or otherwise adversely affect our financial condition.

We enter into cost-type contracts, which also carry risks.

Our BDS and BGS defense businesses generated approximately 42% and 35% of their 2023 revenues, respectively, from cost-type contracting arrangements. Some of these are development programs that have complex design and technical challenges. These cost-type programs typically have award or incentive fees that are subject to uncertainty and may be earned over extended periods. In these cases the associated financial risks are primarily reduced award or incentive fees, lower profit rates or program cancellation if cost, schedule or technical performance issues arise. Examples of programs with cost-type contracts include Ground-based Midcourse Defense, Proprietary and Space Launch System programs.

We enter into contracts that include in-orbit incentive payments that subject us to risks.

Contracts in the commercial satellite industry and certain government satellite contracts include in-orbit incentive payments. These in-orbit payments may be paid over time after final satellite acceptance or paid in full prior to final satellite acceptance. In both cases, the in-orbit incentive payment is at risk if the satellite does not perform to specifications for up to 15 years after acceptance. The net present value of in-orbit incentive fees we ultimately expect to realize is recognized as revenue in the construction period. If the satellite fails to meet contractual performance criteria, customers will not be obligated to continue making in-orbit payments and/or we may be required to provide refunds to the customer and incur significant charges.

Risks Related to Cybersecurity and Business Disruptions

Unauthorized access to our, our customers’ and/or our suppliers’ information and systems could negatively impact our business.

We rely extensively on information technology systems and networks to operate our company and meet our business objectives. We face various cyber security threats, including attempts to gain unauthorized access to our systems and networks, denial-of-service attacks, threats to our information technology infrastructure, ransomware and phishing attacks, and attempts to gain unauthorized access to our company-, customer- and employee-sensitive information. These threats come from a variety of actors some of which are highly organized and sophisticated such as nation-state actors and criminal enterprises. In addition, the techniques used in cyberattacks evolve rapidly, including from emerging technologies, such as advanced forms of automation and artificial intelligence. As cyber threats increase in volume and sophistication, the risk to the security of these systems and networks—and to the confidentiality, integrity, and availability of the data they house—continues to evolve, requiring constant vigilance and concerted, company-wide risk management efforts.

A cyber-related attack or security breach, whether experienced directly or through our supply chain or third-party-service providers, could, among other serious consequences, result in loss of intellectual property; allow unauthorized access to or cause the publication of various categories of sensitive, proprietary or customer data; cause disruption or degradation of our business operations; compromise our products or services; and/or result in reputational harm. To address these risks, we maintain an extensive network of technical security controls, policy enforcement mechanisms, monitoring systems, contractual arrangements, tools and related services, and management and Boeing Board oversight. While these measures are designed to prevent, detect, respond to, and mitigate unauthorized activity, there is no guarantee that they will be sufficient to prevent or mitigate the risk of a cyber-related attack or incident, or allow us to detect, report or respond adequately in a timely manner.

We have experienced, and may in the future experience, whether directly or through our supply chain, third-party service providers or other channels, cybersecurity incidents. While prior cyber-related attacks and incidents (including those at our wholly owned subsidiaries Boeing Distribution, Inc. in 2023 and Jeppesen Inc. in 2022) have not materially affected our business strategy, results of operations or financial condition, there is no guarantee that a future cyber-related attack or incident would not result in significant operational, regulatory, or financial impacts that could materially affect our business strategy, results of operations or financial condition.

In addition, we manage information and information technology systems for certain customers and suppliers. Many of these customers and suppliers face similar security threats. If we were unable to protect against the unauthorized access, release or corruption of our customers’ or suppliers’ confidential, classified or personally identifiable information, we could suffer a loss of business, face regulatory actions or face financial or other losses that could materially affect our business strategy, results of operations or financial condition.

Business disruptions could seriously affect our future sales and financial condition or increase our costs and expenses.

Our business may be impacted by disruptions including threats to physical security or our information technology systems, extreme weather (including effects of climate change) or other acts of nature, and pandemics or other public health crises. Any of these disruptions could affect our internal operations or our suppliers’ operations and delay delivery of products and services to our customers. Any significant production delays, or any destruction, manipulation or improper use of Boeing’s or our suppliers’ data, information systems or networks could impact our sales, increase our expenses and/or have an adverse effect on the reputation of Boeing and of our products and services.

Risks Related to Legal and Regulatory Matters

The outcome of litigation and of government inquiries and investigations involving our business is unpredictable, and an adverse decision in any such matter could have a material effect on our financial position and results of operations.

We are involved in a number of litigation matters. These matters may divert financial and management resources that would otherwise be used to benefit our operations. No assurances can be given that the results of these matters will be favorable to us. An adverse resolution of any of these lawsuits, or future lawsuits, could have a material impact on our financial position and results of operations. In addition, we are subject to extensive regulation under the laws of the United States and its various states, as well as other jurisdictions in which we operate and/or market our products. As a result, we are sometimes subject to government inquiries and investigations due, among other things, to our business relationships with the U.S. government, the heavily regulated nature of our industry, and in the case of environmental proceedings, our current or past ownership of certain property. Any such inquiry or investigation could result in an adverse ruling against us, which could have a material impact on our financial position, results of operations and/or cash flows.

Our operations expose us to the risk of material environmental liabilities.

We are subject to various U.S. federal, state, local and non-U.S. laws and regulations related to environmental protection, including the discharge, treatment, storage, disposal and remediation of pollutants, hazardous substances and wastes. We could incur substantial costs, including cleanup costs, fines and civil or criminal sanctions, as well as third-party claims for property damage or personal injury, if we were to violate or become liable under environmental laws or regulations. In some cases, we are subject to such costs due to environmental impacts attributable to our current or past manufacturing operations or the operations of companies we have acquired. In other cases, we are subject to such costs due to an indemnification agreement between us and a third party relating to such environmental liabilities. In all cases, our current liabilities and ongoing cost assessments are based on current laws and regulations. New laws and regulations, more stringent enforcement of existing laws and regulations, the discovery of previously unknown contamination or the imposition of new remediation requirements could result in additional costs. For additional information relating to environmental contingencies, see Note 13 to our Audited Consolidated Financial Statements and Note 10 to our Condensed Consolidated Financial Statements for the three and six months ended June 30, 2024 (the “Unaudited Condensed Consolidated Financial Statements”) beginning on pages F-29 and F-78, respectively, of this proxy statement/prospectus.

We may be adversely affected by global climate change or by legal, regulatory or market responses to such change.

Increasing stakeholder environmental, social and governance (“ESG”) expectations, physical and transition risks associated with climate change, emerging ESG regulation, contractual requirements, and policy requirements may pose risk to our market outlook, brand and reputation, financial outlook, cost of capital, global supply chain and production continuity, which may impact our ability to achieve long-term business objectives. Changes in environmental and climate change laws or regulations could lead to additional operational restrictions and compliance requirements upon us or our products, require new or additional investments in production systems or product designs, result in additional carbon offset investments or otherwise negatively impact our business and/or competitive position. Increasingly stringent aircraft performance standards and requirements including but not limited to manufacturing and product air pollutant emissions, potential carbon pricing mechanisms, and sustainability disclosure requirements in the U.S. and other jurisdictions may result in increased costs or reputational risks and could limit our ability to manufacture and/or market certain of our products at acceptable costs, or at all. For example, certain jurisdictions including the State of California and the European Union have enacted legislation which would require more stringent greenhouse gas emissions and climate risk reporting. Physical impacts of climate change, increasing global chemical restrictions and bans, and water and waste requirements may drive increased costs to us and our suppliers and impact our production continuity and data facilities.

Finally, from time to time, in alignment with our sustainability priorities, we establish and publicly announce goals and commitments to improve our environmental performance, such as our operational goals in areas of greenhouse gas emissions, energy, water and waste. If we fail to achieve or inadequately report our progress toward achieving such goals and commitments, the resulting negative publicity could adversely affect our reputation and/or our access to capital.

Risks Related to Financing and Liquidity

We may be unable to obtain debt to fund our operations and contractual commitments at competitive rates, on commercially reasonable terms or in sufficient amounts.

As of June 30, 2024, our debt totaled $57.9 billion and cash and marketable securities totaled $12.6 billion. In addition, as of June 30, 2024, our airplane financing commitments totaled $17.4 billion. The short-term and current portion of our long-term debt totaled $4.8 billion as of June 30, 2024. Net cash used by operating activities for the six months ended June 30, 2024 was $7.3 billion and $1.0 billion was used to acquire property, plant and equipment. We plan to issue shares of Boeing Common Stock to finance the acquisition of Spirit and the Merger will include the assumption of Spirit’s net debt at the Closing. If we continue to require cash to fund our operations or require additional funding in order to pay off existing debt, address further impacts to our business related to market developments, fund outstanding financing commitments or meet other business requirements, we may need to refinance or restructure our debt, reduce or delay capital investments, or seek to raise additional capital including through the issuance of equity or equity-linked securities, and these activities could have terms that are unfavorable or could be dilutive. During the second quarter of 2024, Moody’s downgraded our long-term and short-term credit ratings to Baa3/P-3 with negative outlook from Baa2/P-2 with negative watch. These risks will be particularly acute if we are subject to further credit rating downgrades. A number of factors could cause us to incur increased borrowing costs and/or to have greater difficulty accessing public and private markets. These factors include disruptions or declines in the global capital markets and/or a decline in our financial performance, outlook or credit ratings and/or changes in demand for our products and services. The occurrence of any or all of these events may adversely affect our ability to fund our operations and contractual or financing commitments.

Substantial pension and other postretirement benefit obligations have a material impact on our earnings, shareholders’ equity and cash flows from operations, and could have significant adverse impacts in future periods.

Many of our employees have earned benefits under defined benefit pension plans. Potential pension contributions include both mandatory amounts required under the Employee Retirement Income Security Act and discretionary contributions to improve the plans’ funded status. The extent of future contributions depends heavily on market factors such as the discount rate and the actual return on plan assets. We estimate future contributions to these plans using assumptions with respect to these and other items. Changes to those assumptions could have a significant effect on future contributions as well as on our annual pension costs and/or result in a significant change to shareholders’ equity. For U.S. government contracts, we allocate pension costs to individual contracts based on U.S. Cost Accounting Standards, which can also affect contract profitability. We also provide other postretirement benefits to certain of our employees, consisting principally of health care coverage for eligible retirees and qualifying dependents. Our estimates of future costs associated with these benefits are also subject to assumptions, including estimates of the level of medical cost increases. For a discussion regarding how our financial statements can be affected by pension and other postretirement plan accounting policies, see “Information About Boeing—Management’s Discussion and Analysis of Financial Condition and Results of Operations—Critical Accounting Estimates—Pension Plans” beginning on page 214 of this proxy statement/prospectus. Although under GAAP the timing of periodic pension and other postretirement benefit expense and plan contributions are not directly related, the key economic factors that affect GAAP expense would also likely affect the amount of cash or stock we would contribute to our plans.

Our insurance coverage may be inadequate to cover all significant risk exposures.

We are exposed to liabilities that are unique to the products and services we provide. We maintain insurance for certain risks and, in some circumstances, we may receive indemnification from the U.S. government. The amount of our insurance coverage may not cover all claims or liabilities, and we may be forced to bear substantial costs. For example, liabilities arising from the use of certain of our products, such as aircraft technologies, space systems, spacecraft, satellites, missile systems, weapons, cybersecurity, border security systems, anti-terrorism technologies and/or air traffic management systems may not be insurable on commercially reasonable terms. While some of these products are shielded from liability within the U.S. under the SAFETY Act provisions of the 2002 Homeland Security Act, no such protection is available outside the U.S., potentially resulting in significant liabilities. The amount of insurance coverage we maintain may be inadequate to cover these or other claims or liabilities.

A significant portion of our customer financing portfolio is concentrated among certain customers and in certain types of Boeing aircraft, which exposes us to concentration risks.

A significant portion of our customer financing portfolio, which is comprised of financing receivables and operating lease equipment, is concentrated among certain customers and in distinct geographic regions. Our portfolio is also concentrated by varying degrees across Boeing aircraft product types, most notably 717 aircraft, and among customers that we believe have less than investment-grade credit. If one or more customers holding a significant portion of our portfolio assets experiences financial difficulties or otherwise defaults on or does not renew its leases with us at their expiration, and we are unable to redeploy the aircraft on reasonable terms, or if the types of aircraft that are concentrated in our portfolio suffer greater than expected declines in value, our financial position, results of operations and/or cash flows could be materially adversely affected.

Other Risk Factors Related to Boeing and Spirit

Boeing’s and Spirit’s businesses are and will be subject to the risks described above, as applicable. In addition, Spirit is, and will continue to be, subject to the risks described above and in Spirit’s Annual Report on Form 10-K for the fiscal year ended December 31, 2023, as updated by subsequent Quarterly Reports on Form 10-Q and Current Reports on Form 8-K, all of which are filed with the SEC and incorporated by reference into this proxy statement/prospectus. See the section entitled “Where You Can Find More Information” beginning on page 292 of this proxy statement/prospectus for the location of information incorporated by reference into this proxy statement/prospectus.

THE SPECIAL MEETING

Date, Time and Place of the Special Meeting

The Special Meeting will be held in a virtual-only format conducted via live audio webcast at www.virtualshareholdermeeting.com/SPR2024SM, on    , 2024, at     Central Time. There will be no physical location for the Special Meeting.

Attending the Special Meeting

You will be able to attend the Special Meeting by visiting the Special Meeting website at www.virtualshareholdermeeting.com/SPR2024SM and entering a 16-digit control number. If you hold your shares of Spirit Common Stock as a stockholder of record, your 16-digit control number will be printed on your proxy card. If instead you hold your shares of Spirit Common Stock through an account with a bank, broker or other nominee (that is, if you are the beneficial owner of shares held in “street name”), your bank, broker or other nominee may provide you with your 16-digit control number on the voting instruction form it furnishes to you; otherwise, you should contact your bank, broker or other nominee (preferably at least five business days before the date of the Special Meeting) to obtain a legal proxy that will permit you to attend, and vote at, the Special Meeting. If you join the Special Meeting by using your 16-digit control number or obtaining a legal proxy and logging in to the Special Meeting website, you will be able to attend and participate in the Special Meeting, submit your questions during the Special Meeting, and vote your shares online during the Special meeting.

Spirit Stockholders are encouraged to access the Special Meeting before the start time of     Central Time. Please allow ample time for online check-in, which will begin at     Central Time. If you encounter technical difficulties at the check-in for the Special Meeting or during the Special Meeting, please call the technical support telephone number that will be posted at www.virtualshareholdermeeting.com/SPR2024SM. Technicians will be available to assist you.

Spirit Stockholders who participate in the Special Meeting via the Special Meeting website will be considered to have attended the Special Meeting and to have been present at the Special Meeting “in person,” including for purposes of determining a quorum and counting votes.

Purpose of the Special Meeting

At the special meeting, Spirit Stockholders will be asked to consider and vote on (1) the Merger Agreement Proposal, (2) the Advisory Compensation Proposal and (3) the Adjournment Proposal.

The approval of the Merger Agreement Proposal is a condition to the Closing under the Merger Agreement. If Spirit Stockholders fail to approve the Merger Agreement Proposal, the Merger will not occur. A copy of the Merger Agreement is attached as Annex A to this proxy statement/prospectus, and you are encouraged to read the Merger Agreement carefully and in its entirety. For a detailed discussion of the conditions to the Closing under the Merger Agreement, see the section entitled “The Merger Agreement—Conditions to the Closing of the Merger” beginning on page 155 of this proxy statement/prospectus.

Recommendation of the Spirit Board

The Spirit Board has unanimously (a) approved and declared advisable the Merger Agreement and the transactions contemplated thereby, (b) determined that the Merger Agreement and the transactions contemplated thereby are in the best interests of Spirit and its stockholders, (c) resolved to recommend adoption of the Merger Agreement by the stockholders entitled to vote thereon and

(d) directed that the Merger Agreement be submitted to stockholders of Spirit for adoption at a meeting of stockholders of Spirit to be held to consider the adoption of the Merger Agreement. Accordingly, the Spirit Board unanimously recommends that the Spirit Stockholders vote (i) “FOR” the Merger Agreement Proposal, (ii) “FOR” the Advisory Compensation Proposal and (iii) “FOR” the Adjournment Proposal.

For additional information on the recommendation of the Spirit Board, see the section entitled “The Merger—Recommendation of the Spirit Board and Its Reasons for the Merger” beginning on page 91 of this proxy statement/prospectus.

Record Date, Outstanding Shares, Stockholders Entitled to Vote and Voting Rights

Only Spirit Stockholders who held shares of Spirit Common Stock of record on the Record Date, which is the close of business on    , 2024, are entitled to receive notice of, and to vote the shares of Spirit Common Stock they held on the Record Date at, the Special Meeting. As of the Record Date,     shares of Spirit Common Stock were outstanding and entitled to be voted at the Special Meeting. Each outstanding share of Spirit Common Stock entitles its holder of record to one vote on each matter considered at the Special Meeting.

Spirit Stockholders whose shares are registered directly in their name with Spirit’s transfer agent, Computershare, Inc., are considered the stockholder of record of those shares. The proxy materials for the Special Meeting will be sent directly to these Spirit Stockholders by Spirit. Spirit Stockholders whose shares are held through a bank, broker or other nominee are considered the beneficial owner of the shares of Spirit Common Stock held in “street name.” In that case, the proxy materials for the Special Meeting have been forwarded to the stockholders by the stockholders’ bank, broker or other nominee that is considered, with respect to those shares, to be the stockholder of record. As the beneficial owner, stockholders have the right to direct their bank, broker or other nominee how to vote their shares by following their instructions for voting, and they are also invited to attend the Special Meeting. See “—Attending the Special Meeting” above and “—How to Vote” below.

Voting by Spirit’s Directors and Executive Officers

As of the Record Date, Spirit’s directors and executive officers and their affiliates beneficially owned and were entitled to vote, in the aggregate,    shares of Spirit Common Stock, representing approximately  % of the shares of Spirit Common Stock outstanding as of the Record Date. Spirit currently expects its directors and executive officers to vote their shares of Spirit Common Stock in favor of the Merger Agreement Proposal, the Advisory Compensation Proposal and the Adjournment Proposal, although none of the directors and executive officers is obligated to do so.

Quorum, Abstentions and Broker Non-Votes

For business to be conducted at the Special Meeting, a quorum must be present. The presence, in person or by proxy, of Spirit Stockholders entitled to cast at least a majority of the votes which all Spirit Stockholders are entitled to vote upon a matter at the Special Meeting constitutes a quorum for the transaction of business on such matter at the Special Meeting.

As of the Record Date,     shares of Spirit Common Stock were outstanding and entitled to be voted at the Special Meeting; accordingly, the presence, in person or by proxy, at the Special Meeting of at least     shares of Spirit Common Stock entitled to vote at the Special Meeting is necessary to constitute a quorum.

Shares for which a Spirit Stockholder directs an “abstention” from voting will be counted for purposes of determining the presence of a quorum for the transaction of business at the Special

Meeting. An abstention will have the same effect as a vote “AGAINST” the Merger Agreement Proposal.

Banks, brokers and other nominees that hold shares in “street name” for a beneficial owner of those shares typically have the authority to vote in their discretion on “routine” proposals when they have not received instructions from beneficial owners. However, banks, brokers and other nominees that hold shares in street name for a beneficial owner of those shares are not allowed to exercise voting discretion with respect to the approval of matters that are “non-routine” without specific instructions from the beneficial owner. “Broker non-votes” occur when shares held in street name are present at a stockholder meeting at which at least one item of business is a routine proposal, but the bank, broker or other nominee is not instructed by the beneficial owner of those shares to vote on a particular proposal for which the bank, broker or other nominee does not have discretionary voting power. Under applicable rules, each of the proposals to be voted on at the Special Meeting will be “non-routine,” and therefore, it is expected that there will be no broker non-votes at the Special Meeting. Accordingly, if you are a Spirit Stockholder that beneficially owns shares of Spirit Common Stock held in street name, and you do not instruct your bank, broker or other nominee on how to vote your shares, your bank, broker or other nominee may not vote your shares on the Merger Agreement Proposal, the Advisory Compensation Proposal or the Adjournment Proposal, and your shares will not be considered present and entitled to vote at the Special Meeting for the purpose of determining whether a quorum is present at the Special Meeting. A broker non-vote, if any, will have the same effect as a vote “AGAINST” the Merger Agreement Proposal.

Vote Required

Proposal 1: Approval of the Merger Agreement Proposal requires the affirmative vote of the holders of a majority of the outstanding shares of Spirit Common Stock entitled to vote thereon. You may vote “FOR,” “AGAINST” or “ABSTAIN” on the Merger Agreement Proposal. A failure to vote, an abstention or a broker non-vote, if any, will have the same effect as a vote “AGAINST” the Merger Agreement Proposal.

Proposal 2: Approval of the Advisory Compensation Proposal requires the affirmative vote of the holders of a majority of the votes cast affirmatively and negatively on the Advisory Compensation Proposal, assuming a quorum is present. You may vote “FOR,” “AGAINST” or “ABSTAIN” on the Advisory Compensation Proposal. A failure to vote, an abstention or a broker non-vote, if any, will have no effect on the Advisory Compensation Proposal, assuming a quorum is present.

Proposal 3: Approval of the Adjournment Proposal requires the affirmative vote of the holders of a majority of the votes cast affirmatively and negatively on the Adjournment Proposal, assuming a quorum is present. You may vote “FOR,” “AGAINST” or “ABSTAIN” on the Adjournment Proposal. A failure to vote, an abstention or a broker non-vote, if any, will have no effect on the Adjournment Proposal, assuming a quorum is present.

The approval of the Merger Agreement Proposal is a condition to the Closing under the Merger Agreement. If Spirit Stockholders fail to approve the Merger Agreement Proposal, the Merger will not occur.

Approval of the Advisory Compensation Proposal and approval of the Adjournment Proposal are not conditions to the Closing. The vote on each proposal is a vote separate and apart from the other proposals. Accordingly, Spirit Stockholders may vote in favor of one or more of the proposals and vote not to approve the other proposal(s). Because the vote on the Advisory Compensation Proposal is advisory only, it will not be binding on either Spirit or Boeing. Accordingly, if the Merger Agreement Proposal is approved and the Merger is completed, the Merger-related compensation will be payable to Spirit’s named executive officers, subject only to the conditions applicable thereto, regardless of the outcome of the approval of the Advisory Compensation Proposal.

How to Vote

Spirit Stockholders of Record

Spirit Stockholders of record may vote their shares (i) by proxy via the Internet, (ii) by proxy over the telephone, (iii) by proxy using a proxy card or (iv) at the Special Meeting via the Special Meeting website as follows:

•	Internet: To vote via the Internet, follow the instructions on the enclosed proxy card. To be counted, your Internet vote must be received by 11:59 p.m. Eastern Time, on , 2024.

•

Telephone: To vote by telephone, follow the instructions for telephone voting by dialing the toll-free number listed on the enclosed proxy card. To be counted, your telephone vote must be received by 11:59 p.m. Eastern Time, on    , 2024.

•

Mail: To vote using the proxy card, simply complete, sign and date the enclosed proxy card as outlined in the instructions on the enclosed proxy card and return it promptly in the postage-prepaid envelope provided. If you misplace the postage-prepaid envelope, please mail your completed proxy card to the address shown on your proxy card. If you return your signed proxy card to Spirit before the Special Meeting, your shares will be voted as you direct.

•	At the Special Meeting: To vote at the Special Meeting, attend the Special Meeting and vote via the Special Meeting website. See “—Attending the Special Meeting” above.

Whether or not you plan to attend the Special Meeting via the Special Meeting website, please vote by proxy to ensure your vote is counted. You may still attend the Special Meeting and vote at the Special Meeting via the Special Meeting website, even if you have already voted by proxy. Any vote you cast at the Special Meeting via the Special Meeting website will supersede any previous votes that you may have submitted.

If Spirit Stockholders have timely and properly submitted their proxy, clearly indicated their vote and have not revoked their proxy, then their Spirit Common Stock will be voted as indicated. If Spirit Stockholders have timely and properly submitted their proxy but have not clearly indicated their vote, then their Spirit Common Stock will be voted in accordance with the recommendations of the Spirit Board. The Spirit Board recommends that holders of Spirit Common Stock vote (i) “FOR” the Merger Agreement Proposal, (ii) “FOR” the Advisory Compensation Proposal and (iii) “FOR” the Adjournment Proposal.

Beneficial Owners of Spirit Common Stock Held in “Street Name”

If your shares of Spirit Common Stock are held in “street name” in a stock brokerage account or by a bank, broker or other nominee, you should receive a voting instruction form from your bank, broker or other nominee seeking instruction from you as to how your shares should be voted. Spirit Stockholders may not vote Spirit Common Stock held in “street name” by returning a proxy card directly to Spirit. To vote at the Special Meeting, attend the Special Meeting and vote via the Special Meeting website. See “—Attending the Special Meeting” above.

Revocation of Proxies and Changes to a Spirit Stockholder’s Vote

If you are a Spirit Stockholder of record who has given a proxy, you may revoke your proxy prior to its exercise at the Special Meeting by:

•	voting again by properly submitting a revised proxy card or voting by Internet or telephone, as applicable, on a date later than your prior proxy;

•

sending a written notice of revocation to Spirit at 3801 South Oliver Street, Wichita, Kansas 67210, Attention: Corporate Secretary, which must be received prior to 11:59 p.m. Eastern Time, on    , 2024; or

•

attending the Special Meeting and voting via the Special Meeting website during the Special Meeting, although attendance at the Special Meeting alone is not sufficient to revoke a prior properly submitted proxy. See “—Attending the Special Meeting,” above.

If you are a beneficial owner of Spirit Common Stock held through a bank, broker or other nominee, you must follow the specific instructions provided to you by your bank, broker or other nominee to change or revoke any instructions you have already given to your bank, broker or other nominee. You may also change your vote by attending the Special Meeting and voting via the Special Meeting website during the Special Meeting. See “—Attending the Special Meeting” above.

It is important that you vote your shares of Spirit Common Stock promptly. Whether or not you plan to attend the Special Meeting, (i) if you are a Spirit Stockholder of record, please follow the instructions on the proxy card to vote by Internet or telephone as promptly as possible, or promptly complete, date, sign and return the enclosed proxy card in the postage-prepaid envelope, or (ii) if you are a beneficial owner of Spirit Common Stock held through a bank, broker or other nominee, please follow the voting instructions provided by such bank, broker or other nominee.

Inspector of Election

Spirit has appointed Broadridge to serve as inspector of election for the Special Meeting. Broadridge will independently tabulate affirmative and negative votes and abstentions.

Solicitation of Proxies

Spirit and the Spirit Board are soliciting Spirit Stockholders’ proxies in connection with the Special Meeting, and Spirit will bear the cost of soliciting such proxies. Proxies in connection with the Special Meeting may be solicited by officers, directors and regular supervisory and executive employees of Spirit, none of whom will receive any additional compensation for such solicitation. Spirit has retained Innisfree as proxy solicitor to assist with the solicitation of proxies in connection with the Special Meeting, for which Spirit estimates it will pay Innisfree a fee of $50,000 plus reasonable out-of-pocket costs and expenses. Proxies in connection with the Special Meeting may be solicited in person, by mail, by telephone, by facsimile, by messenger, via the Internet or by other means of communication, including electronic communication. Spirit will supply banks, brokers and other nominees that hold shares of Spirit Common Stock of record for beneficial owners with copies of proxy soliciting material in connection with the Special Meeting to be sent to such beneficial owners, in which case these parties will be reimbursed by Spirit for their reasonable expenses for completing the sending of such material to beneficial owners.

Adjournment

Although it is not currently expected, and subject to the restrictions in the Merger Agreement described in the following paragraph, the Special Meeting may be adjourned on one or more occasions for the purpose of soliciting additional proxies if there are insufficient votes at the time of the Special Meeting to approve the Merger Agreement Proposal, if necessary to ensure that any legally required supplement or amendment to this proxy statement/prospectus is provided to and reviewed by the Spirit Stockholders in advance of the Special Meeting, if required by a court or if a quorum is not present at the Special Meeting. The adjourned meeting may take place without further notice other than by an announcement made at the Special Meeting, unless the adjournment is for more than 30 days or, after the adjournment, the Spirit Board fixes a new record date for determining the Spirit Stockholders entitled to vote at the meeting.

Under the terms of the Merger Agreement, the Special Meeting may not be postponed or adjourned by Spirit without Boeing’s prior written consent, except that Spirit may, without Boeing’s prior consent and after giving written notice to Boeing, postpone or adjourn the Special Meeting by no more than 15 business days beyond the originally scheduled date (i) to the extent the Spirit Board determines in good faith, after consultation with its outside legal counsel, that such action is (x) required by applicable law or (y) reasonably necessary to ensure that any required supplement or amendment to this proxy statement/prospectus is disseminated to Spirit Stockholders for the amount of time required by applicable law in advance of the Special Meeting, or (ii) to the extent Spirit has not received proxies representing a sufficient number of shares of Spirit Common Stock to obtain approval of the Merger Agreement Proposal, whether or not a quorum is present, or (iii) to the extent reasonably necessary to obtain a quorum to conduct the business of the Special Meeting or to obtain Spirit Stockholder approval of the Merger Agreement Proposal.

Spirit Stockholders may be asked to vote to approve the Adjournment Proposal if there are not sufficient votes cast at the Special Meeting to approve the Merger Agreement Proposal. Regardless of the results of voting for the Adjournment Proposal, Spirit’s bylaws provide that any meeting of stockholders may be adjourned or recessed from time to time for any reason, whether or not a quorum is present, by the Spirit Board, the Chair of the Spirit Board or the presiding officer of the meeting.

Any adjournment of the Special Meeting for the purpose of soliciting additional proxies would allow Spirit Stockholders who have already submitted their proxies to revoke them at any time prior to their use at the Special Meeting, as adjourned.

Unless the Merger Agreement has been terminated in accordance with its terms, Spirit must hold the Special Meeting and submit the Merger Agreement to the Spirit Stockholders for a vote on the adoption thereof.

Questions and Additional Information

You should carefully read the entire proxy statement/prospectus, including its annexes and information incorporated by reference. You may also wish to consult your legal, tax and/or financial advisors with respect to any aspect of the Merger, the Merger Agreement or other matters discussed in this proxy statement/prospectus.

If you have questions about the matters to be voted on at the Special Meeting, would like additional copies of this proxy statement/prospectus or need help voting your shares of Spirit Common Stock, please contact Spirit’s proxy solicitor:

Innisfree M&A Incorporated

501 Madison Ave., 20th Floor

New York, New York 10022

Stockholders, please call toll-free: (877) 456-3513

Banks and Brokerage Firms, please call: (212) 750-5833

PROPOSAL 1 – THE MERGER AGREEMENT PROPOSAL

This proxy statement/prospectus is being furnished to Spirit Stockholders as part of the solicitation of proxies by the Spirit Board for use at the Special Meeting to consider and vote on the Merger Agreement Proposal, which is a proposal to adopt the Merger Agreement. For a detailed discussion of the terms of the Merger Agreement, a copy of which is attached as Annex A to this proxy statement/prospectus and incorporated herein by reference, see the section entitled “The Merger Agreement” beginning on page 125 of this proxy statement/prospectus.

Approval of the Merger Agreement Proposal is a condition to the Closing under the Merger Agreement. If Spirit Stockholders fail to approve the Merger Agreement Proposal, the Merger will not occur.

Approval of the Merger Agreement Proposal requires the affirmative vote of the holders of a majority of the outstanding shares of Spirit Common Stock entitled to vote thereon. You may vote “FOR,” “AGAINST” or “ABSTAIN” on the Merger Agreement Proposal. A failure to vote, an abstention or a broker non-vote, if any, will have the same effect as a vote “AGAINST” the Merger Agreement Proposal.

THE SPIRIT BOARD UNANIMOUSLY RECOMMENDS THAT YOU VOTE

“FOR” THE MERGER AGREEMENT PROPOSAL.

PROPOSAL 2 – ADVISORY COMPENSATION PROPOSAL

This proxy statement/prospectus is being furnished to Spirit Stockholders as part of the solicitation of proxies by the Spirit Board for use at the Special Meeting to consider and vote on the Advisory Compensation Proposal. As required by Section 14A of the Exchange Act and the applicable SEC rules issued thereunder, which were enacted pursuant to the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010, Spirit is required to provide its stockholders the opportunity to vote to approve, on an advisory (non-binding) basis, the compensation that may be paid or become payable to Spirit’s named executive officers that is based on or otherwise relates to the Merger, as described in the section entitled “The Merger—Interests of Certain Spirit Directors and Executive Officers in the Merger” beginning on page 108 of this proxy statement/prospectus (including the disclosure under the section entitled “—Quantification of Potential Payments and Benefits to Spirit’s Named Executive Officers” beginning on page 114 of this proxy statement/prospectus and the related tables and associated narrative discussion and descriptions of the agreements or understandings pursuant to which such compensation may be paid or become payable). Accordingly, Spirit Stockholders are being provided the opportunity to cast an advisory vote on such payments by voting on the Advisory Compensation Proposal.

Because the vote on the Advisory Compensation Proposal is advisory only, the outcome of the vote on the Advisory Compensation Proposal is not binding upon Spirit, the Spirit Board, Boeing, or the Boeing Board. Approval by Spirit Stockholders of the Advisory Compensation Proposal is not a condition to completion of the Merger and is a vote separate and apart from the vote to approve the Merger Agreement Proposal. Accordingly, a Spirit Stockholder may vote to approve the Advisory Compensation Proposal and vote not to approve the Merger Agreement Proposal and vice versa. Because the executive compensation to be paid in connection with the Merger is based on the terms of the Merger Agreement and the applicable contractual arrangements with Spirit’s named executive officers, such compensation will be payable, regardless of the outcome of the advisory vote on the Advisory Compensation Proposal, only if the Merger Agreement Proposal is approved (subject only to the contractual conditions applicable thereto).

Accordingly, Spirit Stockholders are being asked to vote on an advisory (non-binding) basis on the following resolution:

RESOLVED, that the stockholders of Spirit AeroSystems Holdings, Inc. approve, on an advisory, non-binding basis, certain compensation that may be paid or become payable to the named executive officers of Spirit AeroSystems Holdings, Inc. that is based on or otherwise relates to the Merger, as disclosed pursuant to Item 402(t) of Regulation S-K under the section entitled “The Merger—Interests of Certain Spirit Directors and Executive Officers in the Merger” beginning on page 108 of the proxy statement/prospectus of Spirit AeroSystems Holdings, Inc. and The Boeing Company with respect to the special meeting of Spirit AeroSystems Holdings, Inc. stockholders to be held on    , 2024 (including the disclosure under the section entitled “—Quantification of Potential Payments and Benefits to Spirit’s Named Executive Officers” beginning on page 114 of such proxy statement/prospectus and the related tables and associated narrative discussion and descriptions of the agreements or understandings pursuant to which such compensation may be paid or become payable).

Approval of the Advisory Compensation Proposal requires the affirmative vote of the holders of a majority of the votes cast affirmatively and negatively on the Advisory Compensation Proposal, assuming a quorum is present. You may vote “FOR,” “AGAINST” or “ABSTAIN” on the Advisory Compensation Proposal. A failure to vote, an abstention or a broker non-vote, if any, will have no effect on the Advisory Compensation Proposal, assuming a quorum is present.

THE SPIRIT BOARD UNANIMOUSLY RECOMMENDS THAT YOU VOTE

“FOR” THE ADVISORY COMPENSATION PROPOSAL.

PROPOSAL 3 – THE ADJOURNMENT PROPOSAL

This proxy statement/prospectus is being furnished to Spirit Stockholders as part of the solicitation of proxies by the Spirit Board for use at the Special Meeting to consider and vote on the Adjournment Proposal, a proposal to approve one or more adjournments of the Special Meeting, if necessary or appropriate, to permit solicitation of additional votes or proxies if there are not sufficient votes to approve the Merger Agreement Proposal.

The Adjournment Proposal will be presented at the Special Meeting only if there are not sufficient votes to approve the Merger Agreement Proposal. If Spirit Stockholders approve the Adjournment Proposal, Spirit could adjourn the Special Meeting and any adjourned session of the Special Meeting (subject to the terms and conditions of the Merger Agreement as described in the section entitled “The Special Meeting—Adjournment” beginning on page 59 of this proxy statement/prospectus) and use the additional time to solicit additional proxies, including the solicitation of proxies from Spirit Stockholders who have previously voted. Any adjournment of the Special Meeting for the purpose of soliciting additional proxies would allow Spirit Stockholders who have already submitted their proxies to revoke them at any time prior to their use at the Special Meeting, as adjourned. Regardless of the results of voting for the Adjournment Proposal, Spirit’s bylaws provide that any meeting of stockholders may be adjourned or recessed from time to time for any reason, whether or not a quorum is present, by the Spirit Board, the Chair of the Spirit Board or the presiding officer of the meeting.

Approval of the Adjournment Proposal requires the affirmative vote of the holders of a majority of the votes cast affirmatively and negatively on the Adjournment Proposal, assuming a quorum is present. You may vote “FOR,” “AGAINST” or “ABSTAIN” on the Adjournment Proposal. A failure to vote, an abstention or a broker non-vote, if any, will have no effect on the Adjournment Proposal, assuming a quorum is present.

THE SPIRIT BOARD UNANIMOUSLY RECOMMENDS THAT YOU VOTE

“FOR” THE ADJOURNMENT PROPOSAL.

THE MERGER

This section of the proxy statement/prospectus describes the material aspects of the proposed Merger. This section may not contain all of the information that is important to you. You should carefully read this entire proxy statement/prospectus and the documents incorporated by reference into this proxy statement/prospectus, including the full text of the Merger Agreement, a copy of which is attached to this proxy statement/prospectus as Annex A, for a more complete understanding of the proposed Merger and the transactions related thereto.

Parties to the Merger

The Boeing Company

Boeing is one of the world’s major aerospace firms and a leading manufacturer of commercial airplanes and defense, space and security systems. Boeing’s products and tailored services include commercial and military aircraft, satellites, weapons, electronic and defense systems, launch systems, advanced information and communication systems, and performance-based logistics and training.

Boeing was originally incorporated in the State of Washington in 1916 and reincorporated in Delaware in 1934. Boeing’s common stock is listed and traded on the NYSE under the symbol “BA” and its principal executive offices are located at 929 Long Bridge Drive, Arlington, Virginia 22202; its telephone number at that location is (703) 465-3500.

Sphere Acquisition Corp.

Merger Sub is a wholly owned subsidiary of Boeing and was formed solely for the purpose of effecting the Merger. Upon the terms and subject to the conditions set forth in the Merger Agreement, Merger Sub will merge with and into Spirit, with Spirit surviving as a wholly owned subsidiary of Boeing. Merger Sub has not conducted any activities other than those incidental to its formation and the matters contemplated by the Merger Agreement, including the preparation of applicable regulatory filings in connection with the Merger.

Merger Sub was incorporated in Delaware on June 28, 2024. Merger Sub’s principal executive offices are located at 929 Long Bridge Drive, Arlington, Virginia 22202; its telephone number at that location is (703) 465-3500.

Spirit AeroSystems Holdings, Inc.

Spirit, incorporated in Delaware with its headquarters in Wichita, Kansas, is one of the world’s largest non-Original Equipment Manufacturer manufacturers of aerostructures, serving markets for commercial airplanes, military platforms and business/regional jets. With expertise in aluminum and advanced composite manufacturing solutions, Spirit’s core products include fuselages, integrated wings and wing components, pylons and nacelles. Spirit also serves the aftermarket for commercial and military platforms.

Boeing is the largest customer of Spirit. For the 12 months ended December 31, 2023, approximately 64% of Spirit’s net revenues were generated from sales to Boeing. In addition, Boeing has, from time to time, made advance payments to Spirit of amounts due to be paid pursuant to Spirit’s supply agreements with Boeing, including under the April 18, 2024 memorandum of agreement between the Spirit AeroSystems, Inc. and Boeing.

Airbus is Spirit’s second largest customer. For the twelve months ended December 31, 2023, approximately 19% of Spirit’s net revenues were generated from sales to Airbus. Airbus has, from time to time, made advance payments to Spirit in connection with Spirit’s supply contracts with Airbus.

Spirit was incorporated in Delaware in 2005. Spirit’s common stock is listed and traded on the NYSE under the symbol “SPR” and its principal executive offices are located at 3801 South Oliver Street, Wichita, Kansas 67210; its telephone number at that location is (316) 526-9000.

Transaction Structure

Upon the terms and subject to the conditions of the Merger Agreement and in accordance with the DGCL, at the Effective Time, Merger Sub will merge with and into Spirit, the separate corporate existence of Merger Sub will cease, and Spirit will continue as the surviving corporation in the Merger (the “Surviving Corporation”) and a wholly owned subsidiary of Boeing, and the separate corporate existence of Boeing will continue unaffected by the Merger. The Merger will have the effects set forth in the Merger Agreement and the relevant provisions of the DGCL.

Merger Consideration

On the terms and subject to the conditions set forth in the Merger Agreement, at the Effective Time, each share of Spirit Common Stock that is issued and outstanding immediately prior to the Effective Time (other than Excluded Shares) will be automatically cancelled and cease to exist and will be converted into the right to receive a number of shares of Boeing Common Stock that will depend on the Boeing Stock Price (the volume weighted average price per share of Boeing Common Stock on the NYSE for the 15 consecutive trading days ending on and including the second full trading day prior to the Effective Time). If the Boeing Stock Price is greater than $149.00 but less than $206.94, the Exchange Ratio will be the quotient obtained by dividing $37.25 by the Boeing Stock Price, rounded to four decimal places; if the Boeing Stock Price is greater than or equal to $206.94, the Exchange Ratio will be 0.1800; and if the Boeing Stock Price is equal to or less than $149.00, the Exchange Ratio will be 0.2500. Accordingly, if the Boeing Stock Price were greater than or equal to $149.00 and less than or equal to $206.94, the implied value of the Per Share Merger Consideration would be $37.25; if the Boeing Stock Price were greater than $206.94, the implied value of the Per Share Merger Consideration would be greater than $37.25; and if the Boeing Stock Price were less than $149.00, the implied value of the Per Share Merger Consideration would be less than $37.25. The Boeing Stock Price and the actual value of the Per Share Merger Consideration will depend on the trading price of Boeing Common Stock, which is subject to fluctuation, including during the period until the Effective Time. The number of Merger Consideration Shares is subject to fluctuation with the market value of Boeing Common Stock until the Boeing Stock Price has been determined. Shares of Spirit Common Stock are listed on the NYSE under the symbol “SPR.” Shares of Boeing Common Stock are listed on the NYSE under the symbol “BA.” We encourage you to obtain current quotes for both Spirit Common Stock and Boeing Common Stock.

Background of the Merger

As part of its ongoing evaluation of Spirit’s business, the Spirit Board, together with senior management, regularly reviews and assesses opportunities to increase stockholder value, including evaluating various potential strategic alternatives such as acquisitions and dispositions. Spirit also regularly engages with Spirit Stockholders to discuss Spirit and its business, operations and financial results and to hear the views of Spirit Stockholders regarding Spirit.

A significant portion of Spirit’s operations related to Boeing aerostructures was owned and controlled by Boeing until 2005. In 2005, Spirit became a standalone Delaware company and commenced operations through Onex Corporation’s acquisition of Boeing’s operations in Wichita, Kansas, Tulsa, Oklahoma and McAlester, Oklahoma. In connection with that transaction, Spirit and Boeing entered into long-term supply agreements under which Spirit serves as Boeing’s exclusive supplier for substantially all of the products and services previously provided by Boeing’s commercial aerostructures manufacturing operations in Wichita, Tulsa and McAlester.

Boeing remains the largest customer of Spirit. For the 12 months ended December 31, 2023, approximately 64% of Spirit’s net revenues were generated from sales to Boeing. Airbus is Spirit’s second largest customer. For the 12 months ended December 31, 2023, approximately 19% of Spirit’s net revenues were generated from sales to Airbus. In the ordinary course of the parties’ commercial businesses, each of Boeing and Airbus has, from time to time, made advance payments to Spirit in connection with Spirit’s supply contracts with Boeing and Airbus, respectively.

Spirit’s supply agreements with Boeing include provisions giving Boeing the ability to terminate the supply agreements in the event any of certain “disqualified persons” acquire a majority of Spirit’s direct or indirect voting power or all or substantially all of Spirit’s assets. In addition, the October 2023 Spirit/Boeing Memorandum of Agreement (as defined below) provides that Spirit cannot, without incurring significant costs, assign (which includes certain specified change of control events) any of its rights or interests in the supply agreements for the B787 Program and B737, B747, B767 and B777 Programs (the “Sustaining Programs”), or orders under such supply agreements, without Boeing’s prior written consent, which may not be unreasonably withheld consistent with existing obligations; except that Boeing may withhold its consent to an assignment to a disqualified person (which includes any person to which Boeing does not consent in its sole discretion) for any reason and at its sole discretion. These provisions in Spirit’s supply agreements with Boeing could discourage others from acquiring Spirit. Certain other agreements with Spirit’s suppliers or customers, including Airbus, contain similar provisions.

In the years leading up to the announcement of the Merger Agreement, a combination of, among other factors, declines in production and sales during the temporary grounding of the B737 MAX beginning in 2019, the COVID-19 pandemic, production rate changes for the B737 MAX program and other programs, supply chain disruptions and quality issues, labor shortages and costs increases adversely impacted Spirit and Boeing.

2022 - 2023

Beginning in late 2022 and continuing throughout 2023, members of management of each of Spirit and Airbus, together with their respective advisors, engaged in discussions and negotiations regarding potential amendments to Spirit’s contracts with Airbus. The potential amendments to Spirit’s contracts with Airbus were designed to improve the economics of certain Airbus programs from Spirit’s perspective, which under their current terms are negative value arrangements to Spirit. These discussions and negotiations continued until March 2024 when the parties turned their discussions and negotiations to the Airbus Transaction (as defined below).

On Wednesday, September 30, 2023, Patrick M. Shanahan was appointed President and Chief Executive Officer of Spirit.

In the fall of 2023, Boeing and Spirit entered into discussions with the objectives of (i) mutually resolving prospective claims between the parties related to the Sustaining Programs, (ii) amending various contractual obligations between the parties to improve the economics of certain Boeing programs from Spirit’s perspective and (iii) improving supply stability.

On October 12, 2023, Spirit and Boeing entered into a memorandum of agreement which supplemented the parties’ existing commercial agreements and arrangements and provided for, among other terms and conditions, (i) a payment by Boeing to Spirit of $100 million to fund the purchase of additional tooling and certain capital expenditures, (ii) an amended repayment date for existing financing that had been provided by Boeing to Spirit, (iii) a mutual release of liability and claims for existing matters under the parties’ commercial agreements and (iv) amendments to the parties’ existing commercial agreements to provide that Spirit cannot, without incurring significant costs, assign (which includes certain specified change of control events) any of its rights or interests in the supply agreements for the B787 Program and the Sustaining Programs, or orders under such supply agreements, without Boeing’s prior written consent, subject to certain additional terms (the “October 2023 Spirit/Boeing Memorandum of Agreement”). During the discussion and negotiation of the October 2023 Spirit/Boeing Memorandum of Agreement, members of management of each of Boeing and Spirit had highly preliminary discussions about the possibility of Boeing purchasing a non-controlling equity interest in Spirit. These discussions did not develop into a formal proposal by Boeing, and ultimately the October 2023 Spirit/Boeing Memorandum of Agreement did not include Boeing’s purchase of an equity interest in Spirit.

January 2024

In early January 2024, members of senior management of Boeing discussed a potential reintegration of Spirit. Boeing’s senior management believed a potential reintegration would improve the safety and quality of Boeing airplanes by integrating Boeing’s and Spirit’s engineering, manufacturing and quality and safety programs and teams, and would promote supply chain stability and the ability to facilitate production rate increases. Following discussion and consultation with Boeing’s financial and legal advisors, Boeing’s senior management concluded that such a reintegration, if it were done on appropriate terms, would serve the interest of the flying public, both companies’ employees and customers and Boeing Stockholders, and decided to approach Spirit regarding a potential acquisition of Spirit.

On Wednesday, January 17, 2024, David L. Calhoun, then President and Chief Executive Officer of Boeing, called Robert D. Johnson, Chair of the Spirit Board, regarding Boeing’s interest in potentially making a proposal to acquire Spirit (the “Boeing Outreach”).

On Thursday, January 18, 2024, Spirit engaged Skadden, Arps, Slate, Meagher & Flom LLP (“Skadden”) as legal counsel in connection with the consideration of a potential strategic transaction and other strategic and financial alternatives. On Monday, January 22, 2024, Spirit engaged Morgan Stanley & Co. LLC (“Morgan Stanley”), who has a longstanding financial advisory relationship with Spirit, as financial advisor in connection with the consideration of a potential strategic transaction and other strategic and financial alternatives.

On Wednesday, January 24, 2024, the Spirit Board held a meeting to discuss, among other matters, the Boeing Outreach. Representatives of Skadden and Morgan Stanley were in attendance. The Spirit Board reviewed, discussed and considered the Boeing Outreach and next steps with respect to the Boeing Outreach. The Spirit Board, together with the representatives from Morgan Stanley and Skadden, also discussed and considered Spirit’s existing standalone strategic plan and other potential alternatives, including strategic acquisitions and divestitures, other potential acquirers and the benefits and risks of a strategic transaction with Boeing or other potential acquirers (including the effect on Spirit’s existing and prospective business and its relationship with customers and suppliers). Representatives of Skadden also reviewed the Spirit Board’s fiduciary duties. Following discussion and consideration, the Spirit Board instructed Mr. Johnson and Irene M. Esteves, an independent director of Spirit at such time, to engage in preliminary and non-binding discussions with Boeing regarding a potential strategic transaction and to continue considering other potential strategic and financial alternatives together with Skadden and Morgan Stanley.

On Thursday, January 25, 2024, Mr. Johnson, Ms. Esteves and a representative from Skadden met in-person with Mr. Calhoun and Brett C. Gerry, Chief Legal Officer of Boeing, to discuss the Boeing Outreach. At this meeting, Boeing delivered the “Project Sphere Non-Binding Term Sheet” (the “January 25 Non-Binding Proposal”). The January 25 Non-Binding Proposal included, among other terms and conditions, a $33.00 per share cash merger consideration, a “reasonable best efforts” standard to obtain the required regulatory approvals (and Boeing’s obligation to accept remedies limited to those in respect of Spirit’s operations for and business with Airbus), a reverse termination fee of $150 million payable by Boeing for failure to obtain the required regulatory approvals (with Spirit’s use of such proceeds limited to safety and quality system initiatives), an outside date of October 31, 2024 and that Spirit employee awards would roll over into Boeing awards, with vesting and treatment of performance incentives to be determined. The January 25 Non-Binding Proposal stated it was non-binding and subject to Boeing’s due diligence.

On Friday, January 26, 2024, the Spirit Board held a meeting to discuss, among other matters, the January 25 Non-Binding Proposal. Representatives of Skadden and Morgan Stanley were in attendance. The Spirit Board reviewed, discussed and considered the January 25 Non-Binding Proposal, the proposed terms and conditions thereof and potential responses to Boeing. The Spirit Board also discussed Spirit’s existing standalone strategic plan and other potential strategic alternatives. Representatives of Skadden and Morgan Stanley reviewed and discussed with the Spirit Board the legal and financial aspects of the January 25 Non-Binding Proposal. Following discussion and consideration, the Spirit Board determined to continue considering the January 25 Non-Binding Proposal. The Spirit Board also instructed Skadden and Morgan Stanley to perform further legal and financial analysis, respectively, regarding the January 25 Non-Binding Proposal and instructed Spirit’s management to update Spirit’s existing standalone strategic plan and Morgan Stanley to perform a financial analysis of Spirit based on the standalone strategic plan in order assist the Spirit Board in its review and consideration of the January 25 Non-Binding Proposal and other strategic and financial alternatives.

In late January 2024, members of management of each of Spirit and Airbus, together with their respective advisors, expanded their ongoing discussions and negotiations regarding potential amendments to Spirit’s contracts with Airbus to also include the potential divestiture to Airbus of certain facilities and operations that support Airbus programs. These discussions and negotiations continued until March 2024 when the parties turned their discussions and negotiations to the Airbus Transaction (as defined below).

February 2024

On Friday, February 2, 2024, the Spirit Board held a meeting to discuss, among other matters, Spirit’s standalone strategic plan and the January 25 Non-Binding Proposal. Members of Spirit’s management and representatives of Skadden and Morgan Stanley were in attendance. The Spirit Board reviewed and discussed potential updates to Spirit’s standalone strategic plan, the components thereof and assumptions and projections therein, including as it relates to Spirit’s ongoing discussions and negotiations with Airbus that had been ongoing since 2022 regarding potential amendments to Spirit’s contracts with Airbus. The potential updates to Spirit’s standalone strategic plan would include the use of a “downside,” “base” and “upside” plan which, in each case, would include, among other assumptions, certain assumptions around whether (and to what extent) Spirit would be successful in obtaining improved terms and conditions from Airbus in respect of Spirit’s commercial arrangements with Airbus and whether (and to what extent) Spirit’s business with Boeing would increase and accelerate due to increased demand and delivery rates from Boeing. The Spirit Board also continued to review, discuss and consider the January 25 Non-Binding Proposal, the terms and conditions thereof and potential responses to Boeing. Representatives of Skadden and Morgan Stanley provided further legal and financial analysis, respectively, regarding the January 25 Non-Binding Proposal, the Spirit Board’s continued review of the January 25 Non-Binding Proposal and the Spirit Board’s consideration of other strategic and financial alternatives.

During the two weeks following Boeing’s delivery of the January 25 Non-Binding Proposal, Mr. Calhoun periodically contacted Mr. Johnson to inquire as to the status of the Spirit Board’s consideration of the January 25 Non-Binding Proposal. Mr. Johnson responded that it was under consideration by the Spirit Board, that Spirit was undertaking legal and financial analysis and that Spirit intended to respond in due course.

On Friday, February 9, 2024, the Spirit Board held a meeting to discuss, among other matters, the Spirit Board’s fiduciary duties and process considerations in connection with the Spirit Board’s review and consideration of the January 25 Non-Binding Proposal, Spirit’s standalone strategic plan, the preliminary financial analysis of Spirit prepared by Morgan Stanley and other strategic and financial alternatives. Members of Spirit’s management and representatives of Skadden and Morgan Stanley were in attendance, and each of Skadden and Morgan Stanley had prepared and distributed materials to the Spirit Board in advance of the meeting. Representatives of Skadden reviewed with the Spirit Board the terms and conditions of the January 25 Non-Binding Proposal, the Spirit Board’s fiduciary duties and process considerations in connection with the Spirit Board’s review and consideration of the January 25 Non-Binding Proposal and Morgan Stanley’s relationship disclosures, previously provided to the Spirit Board, of its prior engagements by Spirit, Boeing and Airbus. After considering the matter, the Spirit Board determined it was advisable and in the best interests of Spirit and Spirit Stockholders to continue the engagement of Morgan Stanley as Spirit’s financial advisor in connection with the consideration of a potential strategic transaction with Boeing and other strategic and financial alternatives. Next, representatives of Morgan Stanley reviewed with the Spirit Board a preliminary financial analysis and review of strategic and financial alternatives, including a review of Spirit’s standalone strategic plan, the assumptions, projections and sensitivities thereto, and the terms of the January 25 Non-Binding Proposal. Following discussion and consideration, the Spirit Board determined that it was not in the best interests of Spirit and Spirit Stockholders to transact or engage with Boeing at a $33.00 per share cash merger consideration (together with the other terms and conditions set forth in the January 25 Non-Binding Proposal) and provided instructions to Morgan Stanley and Skadden to prepare a response to Boeing for the Spirit Board’s consideration.

On Monday, February 12, 2024, the Spirit Board held a meeting to further discuss and consider Spirit’s response to Boeing regarding the January 25 Non-Binding Proposal. Representatives of Skadden and Morgan Stanley were in attendance. After discussion and consideration of the terms of the January 25 Non-Binding Proposal, including Spirit’s anticipated short-term and long-term outlook and the strategic importance and benefits to Boeing of Boeing’s potential acquisition of Spirit, the Spirit Board determined that Mr. Johnson would contact Mr. Calhoun and communicate that Spirit would not transact or engage with Boeing at a valuation of $33.00 per share in cash (together with the other terms and conditions set forth in the January 25 Non-Binding Proposal). The Spirit Board also directed Mr. Johnson to communicate to Mr. Calhoun that, if so requested by Boeing, Spirit would make available representatives of Morgan Stanley to Boeing’s financial advisors in order to provide Boeing’s financial advisors (and Boeing) with Spirit’s view as to its financial outlook and prospects.

Shortly after the Spirit Board’s meeting, on Monday, February 12, 2024, Mr. Johnson contacted Mr. Calhoun and delivered the Spirit Board’s response to the January 25 Non-Binding Proposal. Mr. Calhoun did not respond at that time.

On Wednesday, February 14, 2024 and Thursday, February 15, 2024, representatives of Boeing’s financial advisor, PJT Partners LP (“PJT Partners”) and representatives of Morgan Stanley held calls during which representatives of Morgan Stanley communicated, on a confidential basis and at the direction of Spirit, certain financial information to representatives of PJT Partners reflecting Spirit’s view as to its financial outlook and prospects. The representatives of Morgan Stanley noted that it was the Spirit Board’s view that Boeing’s offer of $33.00 per share in cash merger consideration undervalued Spirit and its financial outlook and prospects. Among the matters discussed, at the direction of Boeing, representatives of PJT Partners shared Boeing’s perspective that certain of the assumptions in the financial information as they related to Boeing were too optimistic and did not reflect Boeing’s expectations of Spirit’s financial outlook and prospects based on Boeing’s familiarity with Spirit’s business and prospects (due to the longstanding relationship between Spirit and Boeing and the ongoing information sharing by Spirit with Boeing as required under certain of Spirit’s commercial arrangements with Boeing) and Boeing’s anticipated production rates (and the related impact on Spirit’s business outlook as a supplier to Boeing).

On Friday, February 16, 2024, the Spirit Board held a meeting to discuss the status of the potential strategic transaction with Boeing and other financial and strategic alternatives. Members of Spirit’s management and representatives of Skadden and Morgan Stanley were in attendance. The representatives of Morgan Stanley reviewed with the Spirit Board the prior discussion between representatives of Morgan Stanley and PJT Partners and provided further financial and strategic advice, including addressing the points raised by representatives of PJT Partners, on behalf of Boeing, in the most recent discussions. The representatives of Skadden reviewed with the Spirit Board the rights and obligations under Spirit’s commercial agreements with Boeing and Airbus and the impact of these commercial agreements in connection with a potential strategic transaction with Boeing. The Spirit Board instructed Morgan Stanley and Skadden to continue their financial and legal analysis, respectively, of a potential strategic transaction with Boeing as well as other financial and strategic alternatives.

Over the next several days, Mr. Calhoun and Mr. Johnson communicated several times, during which Mr. Calhoun communicated Boeing’s continued interest in a potential strategic transaction with Spirit, but that Boeing disagreed with Spirit’s assumptions and projections in the Spirit financial information that had been made available to Boeing. In addition, during that period, representatives of Morgan Stanley and PJT Partners continued to discuss and review the Spirit financial information that had been made available to Boeing, during which, at the direction of Boeing, the representatives of PJT Partners reiterated Boeing’s view that Spirit’s assumptions and projections were subject to several uncertainties, including those relating to Boeing.

On Tuesday, February 20, 2024, Mr. Calhoun, after deliberations with the Boeing Board, sent a letter to the Spirit Board proposing to increase the $33.00 per share cash merger consideration to $39.15 per share in cash (the “February 20 Non-Binding Proposal”). The February 20 Non-Binding Proposal stated, among other things, that the offer was based on the plan elements shared with Boeing’s bankers and Boeing’s own knowledge of Spirit’s current and future business prospects and that Boeing viewed the offer as one that would mitigate many risks and potential costs that Spirit will face in the near and long term. The February 20 Non-Binding Proposal generally reflected the other terms and conditions from the January 25 Non-Binding Proposal, but provided for an outside date of November 30, 2024 and stated that the February 20 Non-Binding Proposal was non-binding and subject to Boeing’s due diligence. Around the time of the delivery of the February 20 Non-Binding Proposal, Mr. Calhoun contacted Mr. Johnson and, at the direction of Boeing, representatives of PJT Partners contacted representatives of Morgan Stanley to, in each case, state that Boeing had proposed a substantial increase to the proposed per share merger consideration and that Boeing was not likely to consider any additional increase.

On Wednesday, February 21, 2024, the Spirit Board held a meeting to discuss and consider the February 20 Non-Binding Proposal. Representatives of Morgan Stanley and Skadden were in attendance. As part of the Spirit Board’s discussion and consideration of the February 20 Non-Binding Proposal, Mr. Johnson and the representatives of Morgan Stanley provided the Spirit Board with further explanation and information on Boeing’s response to the Spirit financial information that had been provided to representatives of PJT Partners by representatives of Morgan Stanley. The Spirit Board did not take any action regarding the February 20 Non-Binding Proposal at the meeting.

On Thursday, February 22, 2024, the Spirit Board held a meeting to further discuss and consider, among other matters, the February 20 Non-Binding Proposal. Members of Spirit’s management and representatives of Morgan Stanley were in attendance. The Spirit Board continued its review, consideration and discussion of the February 20 Non-Binding Proposal. The Spirit Board also received an update on and summary of the status of the discussions with Airbus regarding potential amendments to Spirit’s contracts with Airbus and the potential divestiture to Airbus of certain facilities and operations that support Airbus programs, including the potential impact thereof on a potential strategic transaction with Boeing. The Spirit Board discussed the risks and opportunities of a potential strategic transaction with Boeing, continuing to operate as a standalone company and other strategic and financial alternatives. Following discussion and consideration, the Spirit Board determined to respond to Boeing that the Spirit Board was not prepared to transact or engage with Boeing at a $39.15 per share cash merger consideration (together with the other terms and conditions set forth in the February 20 Non-Binding Proposal).

Shortly after the Spirit Board’s meeting, on Thursday, February 22, 2024, Mr. Johnson contacted Mr. Calhoun and delivered the Spirit Board’s response to the February 20 Non-Binding Proposal. Mr. Johnson indicated to Mr. Calhoun that Spirit may be prepared to engage in further discussions with Boeing regarding a potential transaction if Boeing were to further improve its proposal, including by increasing its proposed offer price, increasing the amount of the reverse termination fee to at least $300 million and extending the proposed outside date. Following discussion, Mr. Calhoun stated that Boeing would be prepared to increase its proposal to $40.00 per share in cash (together with the other terms and conditions set forth in the February 20 Non-Binding Proposal, except that, as communicated by Mr. Calhoun, Boeing would also be prepared to consider increasing the reverse termination fee and extending the outside date) (the “February 22 Non-Binding Proposal”). In making the February 22 Non-Binding Proposal, Mr. Calhoun stated that Boeing would not be prepared to further increase the proposed $40.00 per share in cash merger consideration. Mr. Johnson responded that he would communicate the increased proposal to the Spirit Board.

On Friday, February 23, 2024, the Spirit Board held a meeting to discuss and consider the February 22 Non-Binding Proposal. Members of Spirit’s management and representatives of Skadden and Morgan Stanley were in attendance. The Spirit Board reviewed, discussed and considered the February 22 Non-Binding Proposal and the terms and conditions thereof, including the proposed “reasonable best efforts” standard to obtain the required regulatory approvals (and Boeing’s obligation to accept remedies limited to those in respect of Spirit’s operations for, and business with, Airbus), and the $300 million reverse termination fee payable by Boeing for failure to obtain the required regulatory approvals as proposed by Mr. Johnson. In addition, the Spirit Board discussed and considered the potential impact on Spirit’s business if a strategic transaction with Boeing was entered into (or leaked) including the impact on Spirit’s other customers (including Airbus and, with respect to the pending negotiations with Airbus, regarding amendments to Spirit’s contracts with Airbus and the potential divestiture to Airbus of certain facilities and operations that support Airbus programs) and its suppliers, regulators and other stakeholders. Representatives of Skadden and Morgan Stanley reviewed with the Spirit Board a potential timeline to both the signing of a potential strategic transaction with Boeing and to the closing of such a potential strategic transaction, including the due diligence process prior to signing and the regulatory review process prior to the closing of such a potential strategic transaction. Following further discussion and consideration, the Spirit Board determined, based on Boeing’s proposed merger consideration of $40.00 per share in cash, together with the other terms and conditions of the February 22 Non-Binding Proposal, that proceeding with negotiations and due diligence with Boeing was in the best interests of Spirit and Spirit Stockholders. The Spirit Board requested that Mr. Johnson inform Mr. Calhoun that Spirit would continue discussions, negotiations and due diligence based on the February 22 Non-Binding Proposal. The Spirit Board also instructed Spirit’s management, together with Skadden and Morgan Stanley, to proceed with the legal and financial processes for a potential strategic transaction with Boeing and also to continue to proceed with the legal and financial processes regarding potential amendments to Spirit’s contracts with Airbus and the potential divestiture to Airbus of certain facilities and operations that support Airbus programs.

Shortly after the Spirit Board’s meeting, on Friday, February 23, 2024, Mr. Johnson contacted Mr. Calhoun and delivered the Spirit Board’s response to the February 22 Non-Binding Proposal. Later that same day, representatives of Skadden distributed to representatives of Sullivan & Cromwell LLP, Boeing’s legal counsel (“Sullivan & Cromwell”), a proposed non-disclosure agreement in respect of a potential acquisition of Spirit by Boeing (the “Spirit/Boeing Non-Disclosure Agreement”). During the following week, Spirit and Boeing, together with representatives of Skadden and Sullivan & Cromwell, negotiated the Spirit/Boeing Non-Disclosure Agreement. On Wednesday, February 28, 2024, Spirit and Boeing executed the Spirit/Boeing Non-Disclosure Agreement. The Spirit/Boeing Non-Disclosure Agreement included, among other customary terms and conditions, a nine-month “standstill” provision restricting Boeing’s ability to publicly announce an unsolicited offer to acquire Spirit and take certain related actions, subject to customary exceptions. Such exceptions included that such “standstill” restrictions will immediately terminate under certain circumstances, including in the event that Spirit publicly announces a definitive agreement with a third party for the acquisition of Spirit. The Spirit/Boeing Non-Disclosure Agreement did not otherwise vary pre-existing confidentiality and non-disclosure agreements and obligations between Spirit and Boeing with respect to their commercial relationships.

On Sunday, February 25, 2024, Boeing provided to Spirit its initial due diligence request list. On Saturday, March 2, 2024, Spirit made available to Boeing and its advisors a virtual data room. Thereafter until the signing of the Merger Agreement on June 30, 2024, Boeing continued its due diligence review of Spirit. Throughout this period, members of Boeing’s and Spirit’s management, together with their respective advisors, participated in a substantial number of in-person and virtual due diligence meetings and a substantial number of materials were made available to Boeing and its advisors in a virtual data room.

March 2024

In the late morning of Friday, March 1, 2024, the Wall Street Journal reported that Boeing was in discussions with Spirit regarding a potential acquisition of Spirit by Boeing. After the closing of the financial markets in New York, each of Spirit and Boeing issued statements confirming the discussions. No assurances were given that a definitive agreement would be entered into, that any transaction would be consummated, or the timing, terms or conditions of any such potential transaction. On Thursday, February 29, 2024, the closing price of Spirit Common Stock was $28.60 per share.

Later in the day on Friday, March 1, 2024, the Spirit Board held a meeting to discuss the status of the potential strategic transaction with Boeing and the potential contract amendments with, and potential divestitures to, Airbus. Members of Spirit’s management and representatives of Skadden and Morgan Stanley were in attendance. Morgan Stanley reviewed with the Spirit Board an update on the various workstreams and potential timelines with respect to the potential strategic transaction with Boeing. The Spirit Board also continued to discuss the potential impact of the parties’ announcement confirming discussions on Spirit’s customers (including, with respect to Airbus, Airbus’s rights and remedies under its commercial agreements with Spirit) and other stakeholders, including its employees and regulators.

On Sunday, March 3, 2024, representatives of Sullivan & Cromwell distributed to representatives of Skadden the first draft of the proposed merger agreement to be entered into between Spirit and Boeing, which was generally consistent with the terms and conditions set forth in the February 22 Non-Binding Proposal and which contemplated, among other terms and conditions, (i) a customary “no shop” provision restricting Spirit from soliciting acquisition proposals, but allowing Spirit to receive, negotiate and ultimately enter into certain unsolicited acquisition proposals, (ii) a “reasonable best efforts” standard on both Spirit and Boeing to obtain applicable required regulatory approvals and contractual consents, with Boeing’s obligation to accept remedies limited to those in respect of Spirit’s operations for, and business with, Airbus, (iii) an “outside date” of up to 15 months after the signing of the merger agreement, (iv) a reverse termination fee (in an amount not identified) payable by Boeing in customary scenarios, including for the parties’ failure to obtain applicable required regulatory approvals by the outside date, (v) a restriction on Spirit’s use of the reverse termination fee to safety and quality system initiatives approved by Boeing and (vi) a termination fee (in an amount not identified) payable by Spirit in customary scenarios, including for Spirit’s termination of the merger agreement to accept a superior proposal.

During the week of March 3, 2024, representatives of Airbus contacted Mr. Shanahan expressing Airbus’s desire to engage with Spirit on the potential acquisition by Airbus of all of the facilities and operations that support Airbus programs (the “Airbus Business”).

Hereafter, the potential acquisition of Spirit by Boeing is referred to as the “Boeing Transaction” and the potential acquisition by Airbus of the Airbus Business is referred to as the “Airbus Transaction.”

On Friday, March 8, 2024, the Spirit Board held a meeting to discuss, among other matters, the status of the Boeing Transaction, the potential contract amendments with Airbus and the Airbus Transaction. Members of Spirit’s management and representatives of Skadden and Morgan Stanley were in attendance. The Spirit Board received an update on the status of each of the potential transactions. The Spirit Board reviewed, discussed and considered the Airbus Transaction, the impact of the Airbus Transaction on Spirit’s discussions with Airbus regarding potential contract amendments and certain potential divestitures, other strategic and financial alternatives for the Airbus Business and the impact of the Airbus Transaction on the Boeing Transaction. Representatives of Skadden reviewed with the Spirit Board the terms and conditions of the merger agreement proposed by Boeing and discussed with the Spirit Board the potential response thereto.

Later in the day on Friday, March 8, 2024, representatives of Skadden distributed to representatives of Sullivan & Cromwell a revised draft of the proposed merger agreement for the Boeing Transaction which contemplated, among other terms and conditions, (i) additional flexibility and permissions for the Spirit Board in connection with the “no shop” provision, (ii) additional obligations on Boeing in its use of “reasonable best efforts” to obtain the required regulatory approvals and contractual consents, (iii) the removal of the timing of the “outside date” pending further diligence, (iv) the removal of the use restrictions on the reverse termination fee, (v) additional termination situations in which Boeing would be required to pay the reverse termination fee, (vi) revisions to the termination rights, conditions to closing, representations and warranties and the definition of “material adverse effect” intended to increase the certainty of the closing of the Boeing Transaction, (vii) revisions to the interim operating covenants intended to provide Spirit with additional flexibility to operate its business prior to the closing of the Boeing Transaction and (viii) revisions to employee benefits matters and the treatment of employee equity awards.

After Friday, March 8 and prior to Sunday, March 17, 2024, representatives of Skadden and representatives of Sullivan & Cromwell held numerous calls to discuss and negotiate the terms and conditions of the proposed merger agreement for the Boeing Transaction.

On Sunday, March 17, 2024, representatives of Sullivan & Cromwell distributed to representatives of Skadden a revised draft of the proposed merger agreement for the Boeing Transaction which contemplated, among other terms and conditions, (i) removal of certain of the additional obligations on Boeing in its use of “reasonable best efforts” to obtain the required regulatory approvals and contractual consents (namely, those incremental to Boeing’s obligation to accept remedies in respect of the Airbus Business), (ii) re-inclusion of the “outside date” of up to 15 months after the signing of the merger agreement, (iii) re-inclusion of the use restrictions on the reverse termination fee, (iv) revisions to the interim operating covenants to re-include certain guardrails on Spirit’s operation of its business prior to the closing of the Boeing Transaction, (v) revisions to employee benefits matters and the treatment of employee equity awards and (vi) certain changes to termination rights, conditions to closing, representations and warranties and the definition of “material adverse effect.”

On Monday, March 18, 2024, representatives of Skadden distributed to representatives of Sullivan & Cromwell the initial draft of the disclosure schedules to the proposed merger agreement for the Boeing Transaction. Thereafter, until Sunday, June 30, 2024, representatives of Skadden and representatives of Sullivan & Cromwell exchanged several versions of the disclosure schedules to the proposed merger agreement and negotiated the terms thereof.

During the weeks of March 17, 2024 and March 24, 2024 and thereafter, members of Spirit’s management team, together with Morgan Stanley, engaged in numerous in-person and virtual meetings with Airbus and its representatives to discuss the scope of the Airbus Business and a framework for the valuation thereof. Throughout this period and thereafter, Airbus and its representatives were provided additional due diligence materials.

On Thursday, March 21, 2024, representatives of Skadden distributed to representatives of Sullivan & Cromwell a revised draft of the proposed merger agreement for the Boeing Transaction which contemplated, among other terms and conditions, (i) the removal of the timing of the “outside date” pending further diligence, (ii) the removal of the use restrictions on the reverse termination fee, (iii) the inclusion of $300 million for the reverse termination fee and (iv) the re-inclusion of certain provisions of Skadden’s draft of the proposed merger agreement for the Boeing Transaction as of Friday, March 8, 2024, including with respect to obligations on Boeing to obtain required regulatory approvals and contractual consents, interim operating covenants, the treatment of employee equity awards, termination rights, representations and warranties and the definition of “material adverse effect.”

On and after Thursday, March 21 and prior to Tuesday, March 26, 2024, representatives of Skadden and representatives of Sullivan & Cromwell held numerous calls to discuss and negotiate the terms and conditions of the proposed merger agreement for the Boeing Transaction.

On Friday, March 22, 2024, the Spirit Board held a meeting to discuss, among other matters, the status of the Boeing Transaction and the Airbus Transaction. Members of Spirit’s management and representatives of Skadden and Morgan Stanley were in attendance. The Spirit Board received an update on the status of each of the potential transactions, including the status of Boeing’s and Airbus’s respective due diligence processes (including, with respect to Airbus, the recent in-person meetings). Representatives of Skadden reviewed with the Spirit Board the current terms and conditions of the proposed merger agreement and discussed with the Spirit Board the potential response thereto.

On Monday, March 25, 2024, Boeing announced that it was Mr. Calhoun’s intention to step down as Boeing’s President and Chief Executive Officer by the end of 2024 and that the Boeing Board was conducting a search for Mr. Calhoun’s successor.

On Tuesday, March 26, 2024, representatives of Sullivan & Cromwell distributed to representatives of Skadden a revised draft of the proposed merger agreement for the Boeing Transaction which generally reflected the terms and conditions negotiated between the representatives of Skadden and Sullivan & Cromwell during the previous week and also, among other terms and conditions, re-inserted the use restrictions on the reverse termination fee, removed $300 million as the amount of the reverse termination fee (without providing a counterproposal), and reserved on the regulatory efforts covenant pending further discussion regarding the Airbus Transaction. Thereafter, representatives of Skadden and Sullivan & Cromwell continued to negotiate the terms and conditions of the proposed merger agreement for the Boeing Transaction.

On Wednesday, March 27, 2024, representatives of Davis Polk & Wardwell LLP, Airbus’s legal counsel (“Davis Polk”), distributed to representatives of Skadden the proposed tri-party confidentiality agreement to be entered into by and among Spirit, Boeing and Airbus (the “Tri-Party Confidentiality Agreement”). The purpose of the Tri-Party Confidentiality Agreement was to permit diligence and transaction information to be shared between and among the parties.

On Friday, March 29, 2024, the Spirit Board held a meeting to discuss, among other matters, the status of the Boeing Transaction and the Airbus Transaction. Members of Spirit’s management and representatives of Skadden and Morgan Stanley were in attendance. The Spirit Board received an update on the status of each of the potential transactions, including the status of Boeing’s and Airbus’s respective due diligence processes. The Spirit Board also discussed and considered Boeing’s request that Boeing be involved in discussions with Airbus regarding the Airbus Transaction and how (and under what restrictions) information would be shared among Spirit, Boeing and Airbus. Regarding the Boeing Transaction, representatives of Skadden reviewed with the Spirit Board the current terms and conditions of the proposed merger agreement and discussed with the Spirit Board the potential response thereto. Regarding the Airbus Transaction, Mr. Shanahan summarized the negotiations with Airbus during the previous weeks, including that Airbus had indicated that it would expect to receive a payment in excess of $1.2 billion (payable to Airbus) to acquire the Airbus Business. The Spirit Board discussed and considered potential alternatives to the Airbus Transaction, including the potential divestiture to third parties and other options under the parties’ commercial contracts. Following discussion and consideration, the Spirit Board determined that Spirit’s management team, together with Skadden and Morgan Stanley, should continue to analyze potential alternatives to the Airbus Transaction while also progressing the negotiations with Boeing for the Boeing Transaction and with Airbus for the Airbus Transaction, in each case with a view toward maximizing value to Spirit Stockholders.

On Saturday, March 30, 2024, representatives of Skadden distributed to representatives of Sullivan & Cromwell a revised draft of the proposed merger agreement for the Boeing Transaction which generally reflected the terms and conditions negotiated between the representatives of Skadden and Sullivan & Cromwell during the previous week and also contemplated, among other terms and conditions, (i) expanded exceptions to the interim operating covenants and revisions to the “bring down” standard of the representations and warranties and the termination provisions and (ii) the removal of the use restrictions on the reverse termination fee and the re-inclusion of $300 million as the amount of the reverse termination fee. Thereafter, representatives of Skadden and Sullivan & Cromwell continued to negotiate the terms and conditions of the proposed merger agreement for the Boeing Transaction.

April 2024

Following negotiations, on Tuesday, April 9, 2024, Spirit, Boeing and Airbus entered into the Tri-Party Confidentiality Agreement. The Tri-Party Confidentiality Agreement did not include an express “standstill” covenant by Airbus.

In early April 2024, representatives of Spirit contacted representatives of Boeing to discuss potential advances, loans or other financial accommodations by Boeing to support Spirit’s operations, Boeing programs and financial condition. In response to Spirit’s request, from early April 2024 through Thursday, April 18, 2024, members of management of each of Spirit and Boeing discussed and negotiated a proposed memorandum of agreement to be entered into between Spirit and Boeing providing for, among other things, a $425 million cash advance payment to Spirit in respect of certain existing commercial arrangements between the parties (the “April 2024 Spirit/Boeing Memorandum of Agreement”). Following, and in light of, the discussions with Boeing regarding the April 2024 Spirit/Boeing Memorandum of Agreement (together with the Spirit Board’s and Spirit’s management’s continued review of Spirit’s financial condition and prospects), members of management of Spirit instructed Morgan Stanley, who had historically advised Spirit on financing transactions, to review and prepare proposals for potential loan and other liquidity solutions for Spirit. Spirit’s management had determined that Morgan Stanley would be best suited to provide such proposals to Spirit given Morgan Stanley’s familiarity with Spirit and its financial condition and prospects which Spirit’s management believed would increase the speed and efficiency at which Morgan Stanley could operate.

On Wednesday, April 10, 2024, representatives of Sullivan & Cromwell distributed to representatives of Skadden a revised draft of the proposed merger agreement for the Boeing Transaction which generally reflected the terms and conditions negotiated between representatives of Skadden and Sullivan & Cromwell during the previous week and also contemplated, among other terms, (i) revisions to the regulatory efforts covenant that provided Spirit with the ability to control the negotiations with Airbus in respect of the Airbus Transaction for a period of 90 days following the signing of the merger agreement for the Boeing Transaction, (ii) the re-inclusion of the use restrictions on the reverse termination fee and the continued rejection of $300 million as the amount of the reverse termination fee (without providing a counterproposal), (iii) revisions to employee benefits matters and the treatment of employee equity awards and (iv) revisions to the termination rights, conditions to closing, representations and warranties, the definition of “material adverse effect” and the interim operating covenants.

On Friday, April 12, 2024, the Spirit Board held a meeting to discuss, among other matters, the status of the Boeing Transaction, the status of the Airbus Transaction and the April 2024 Spirit/Boeing Memorandum of Agreement. Members of Spirit’s management and representatives of Skadden and Morgan Stanley were in attendance. The Spirit Board received an update on and discussed the status of each of the potential transactions, including the status of Boeing’s and Airbus’s respective due diligence processes including, with respect to the Airbus Transaction, the proposed in-person tri-party meetings between Spirit, Boeing, Airbus and their respective advisors to be held in New York the following week. Regarding the Boeing Transaction, representatives of Skadden reviewed with the Spirit Board the current terms and conditions of the proposed merger agreement and the Spirit Board discussed and considered Spirit’s response thereto. Representatives of Skadden and Morgan Stanley also reviewed with the Spirit Board various process considerations with respect to the Boeing Transaction and the Airbus Transaction. Regarding the Airbus Transaction, the Spirit Board received an update on Airbus’s framework for the valuation of the Airbus Business, which Airbus had indicated would include Spirit paying the costs to separate the Airbus Business from the remainder of Spirit’s businesses and would not give Spirit the benefit of certain of the pricing, production, delivery and other matters that were previously under negotiation between Spirit and Airbus. The Spirit Board discussed and considered Spirit’s response thereto. Finally, the Spirit Board reviewed and approved the April 2024 Spirit/Boeing Memorandum of Agreement.

Beginning on Monday, April 15, 2024, and continuing through Wednesday, April 17, 2024, members of management of each of Spirit, Boeing and Airbus, together with their respective legal and financial advisors, held in-person meetings in New York with Spirit and Airbus reviewing, discussing and negotiating the terms and conditions of the Airbus Transaction. During the course of the discussions and negotiations, Airbus revised its framework for the valuation of the Airbus Business from an amount in excess of negative $1.2 billion (payable to Airbus) to approximately negative $750 million (payable to Airbus). At this time, members of management of Airbus informed members of management of Spirit that any valuation by Airbus of the Airbus Business would not take into account potential contract amendments (with respect to pricing, production, delivery and other matters) that were previously under negotiation between Spirit and Airbus.

During these meetings, on Tuesday, April 16, 2024, representatives of Davis Polk distributed to representatives of Skadden and Sullivan & Cromwell the first draft of the proposed term sheet for the Airbus Transaction, which contemplated, among other terms and conditions, (i) that the term sheet would be entered into between Spirit and Airbus, with Boeing providing a guaranty of Spirit’s obligations upon the signing of the definitive agreements with respect to the Airbus Transaction, (ii) that the term sheet was non-binding on any party, (iii) a payment to Airbus (with no proposed amount) as consideration for Airbus’s acquisition of the Airbus Business, (iv) that amounts owed to Airbus under existing commercial agreements with Spirit would be repaid by Spirit at the closing of the Airbus Transaction, (v) the proposed scope of the Airbus Business, including the businesses, operations, personnel, intellectual property, assets and liabilities thereof, (vi) that Spirit would pay Airbus’s fees and expenses in connection with the Airbus Transaction, (vii) among other closing conditions, that the closing of the Airbus Transaction was conditioned on the substantially concurrent closing of the Boeing Transaction and (viii) a 60-day exclusivity period for Airbus commencing on the date the term sheet is entered into. Thereafter, members of management of Spirit and Boeing, together with representatives of Skadden and Sullivan & Cromwell, discussed, reviewed and prepared revisions to the proposed term sheet for the Airbus Transaction that had been distributed to the parties by Davis Polk.

On Wednesday, April 17, 2024, following the conclusion of these meetings, the Spirit Board was provided an update on, and summary of, these meetings. Thereafter, Spirit continued its review and consideration of potential alternatives to the Airbus Transaction, including the potential divestiture to third parties, options under the parties’ commercial contracts and other alternatives, while also continuing to negotiate with Airbus for the Airbus Transaction.

On Thursday, April 18, 2024, Spirit’s wholly owned subsidiary that is party to commercial agreements with Boeing, Spirit AeroSystems, Inc., and Boeing entered into the April 2024 Spirit/Boeing Memorandum of Agreement, which Spirit publicly disclosed on Tuesday, April 23, 2024.

During the weeks of April 14, 2024, and April 21, 2024, representatives of Skadden and Sullivan & Cromwell continued to exchange drafts of the proposed merger agreement for the Boeing Transaction and negotiate the terms and conditions thereof. Certain of the material provisions that remained unresolved included (i) the amount of and the use restrictions on the reverse termination fee (along with a new proposal from Boeing that the cash advances under the April 2024 Spirit/Boeing Memorandum of Agreement and certain other cash advances owed by Spirit to Boeing would be repaid to Boeing upon the termination of the merger agreement in certain circumstances), (ii) certain of the “bring down” standards of the representations and warranties, (iii) certain operational exceptions to the restrictions in the interim operating covenants, (iv) certain of the situations in which the Spirit termination fee and Boeing reverse termination fee would be payable, (v) the definition of “material adverse effect” and (vi) matters in respect of employee benefits and the treatment of employee equity awards.

During the week of April 21, 2024, members of management of each of Spirit and Airbus, together with their respective financial advisors, continued to review, discuss and negotiate the scope of the Airbus Business and the financial terms of the Airbus Transaction. On Sunday, April 28, 2024, members of management of Spirit presented to Airbus a proposal on the scope of the Airbus Business and the valuation of the Airbus Transaction. Among other matters included in the proposal, Spirit’s proposal set forth a framework for the valuation of the Airbus Business of positive $429 million (payable to Spirit). Among other factors, Spirit’s proposal took into account the benefit of certain of the pricing, production, delivery and other matters that were previously under negotiation between Spirit and Airbus.

On Monday, April 29, 2024, representatives of Airbus sent a letter to Spirit claiming that Spirit had breached certain of its commercial contracts with Airbus relating to late deliveries and informing Spirit that Airbus intended to submit a claim to Spirit for liquidated damages. Airbus has submitted similar claims to Spirit periodically during the previous several years, and the parties would typically negotiate such claims through a Spirit operational performance improvement plan that would offset against such damages.

May 2024

Beginning on Thursday, May 2, 2024, and continuing through Friday, May 3, 2024, members of management of each of Spirit, Boeing and Airbus, together with certain of their respective legal and financial advisors, held in-person meetings in New York with Spirit and Airbus continuing discussions and negotiation of the scope of the Airbus Business and the terms and conditions of the Airbus Transaction. During the course of the discussions and negotiations, Airbus revised its framework for the valuation of the Airbus Business from approximately negative $750 million (payable to Airbus) to negative $559 million (payable to Airbus), subject to adjustments based on the final scope of the Airbus Business at the closing of the Airbus Transaction. Members of management of Airbus communicated to members of management of each of Spirit and Boeing that Airbus had proposed a substantial compromise from Airbus’s original proposal of more than $1.2 billion (payable to Airbus), that Airbus was not likely to consider any additional compromises in this regard and that Airbus’s valuation of the Airbus Business would not take into account the potential outcome of the pricing, production, delivery and other matters that were previously under negotiation between Spirit and Airbus.

On Friday, May 3, 2024, representatives of Airbus sent a letter to Spirit claiming $27 million in liquidated damages relating to late deliveries under certain of the commercial contracts between the parties during the period from October 1, 2022 through December 31, 2023.

On Friday, May 3, 2024, the Spirit Board held a meeting to further discuss and consider, among other matters, the Boeing Transaction and the Airbus Transaction, including the potential timing, status and terms thereof. Members of Spirit’s management and representatives of Morgan Stanley and Skadden were in attendance. The Spirit Board received an update on, and discussed the status of, each of the potential transactions, including through a review of the presentation materials distributed to the Spirit Board in advance of the meeting. The Spirit Board reviewed and discussed Airbus’s framework for the valuation of the Airbus Business and considered Spirit’s response thereto. In discussing Airbus’s framework for the valuation of the Airbus Business, the Spirit Board discussed and considered Airbus’s statements during the previous week, including that it would not continue to negotiate regarding potential amendments to Spirit’s contracts with Airbus and therefore, Airbus’s framework for the valuation of the Airbus Business would not take into account the potential outcome thereof. Representatives of Skadden also reviewed with the Spirit Board the current terms and conditions of the proposed merger agreement for the Boeing Transaction and the proposed term sheet for the Airbus Transaction, and the Spirit Board discussed and considered Spirit’s responses thereto. The Spirit Board also reviewed and discussed Spirit’s financial condition and prospects, which had worsened; Spirit’s outlook on its long-term value to shareholders was negatively impacted by (i) the absence of contract amendments (with respect to pricing, production, delivery and other matters) that were previously under negotiation between Spirit and Airbus and (ii) Boeing’s anticipated production rates (and the related impact on Spirit’s business outlook as a supplier to Boeing) that had been communicated to Spirit by Boeing.

During the weekend of May 4, 2024, Mr. Calhoun and Mr. Johnson had a call during which Mr. Calhoun raised the need for a potential price adjustment for the Boeing Transaction given, from Boeing’s perspective, (i) Boeing’s potential obligation to pay the final proposed payment to Airbus in connection with the Airbus Transaction and (ii) following Boeing’s discussions with Spirit regarding the April 2024 Spirit/Boeing Memorandum of Agreement and Boeing’s continued financial due diligence of Spirit regarding its financial condition and prospects, Boeing’s belief that Spirit may need to incur incremental indebtedness prior to the closing of the Boeing Transaction and/or obtain additional financial accommodations, loans or advances from Boeing prior to the closing of the Boeing Transaction. Mr. Calhoun stated that Boeing was continuing to review the matter and representatives of Boeing would be in touch at a later date with specifics, but preliminarily Boeing was considering a revised pricing framework for the Boeing Transaction consisting of a merger consideration of $35.50 per share in cash, subject to upward adjustments based on, among other things, the proceeds of certain contemplated asset sales by Spirit to third parties other than Airbus prior to the closing of the Boeing Transaction (the “May 4 Preliminary Indication”). Mr. Johnson did not respond at that time.

On Monday, May 6, 2024, representatives of Skadden distributed to representatives of Davis Polk a revised draft of the proposed term sheet for the Airbus Transaction which contemplated, among other terms and conditions, (i) a rejection of the provision that required Boeing to guarantee the obligations of Spirit, (ii) that the term sheet was binding on Spirit and Airbus (with no due diligence condition to the obligations of Airbus), (iii) Spirit’s payment of $559 million to Airbus, subject to adjustments based on the final scope of the Airbus Business and certain working capital adjustments at the closing of the Airbus Transaction, (iv) refinements to the proposed scope of the Airbus Business, including the businesses, operations, personnel, intellectual property and assets and liabilities thereof, (v) a rejection of the provision that would require Spirit to indemnify Airbus for pre-closing liabilities of the Airbus Business, (vi) a rejection of the provision that would require Spirit to pay Airbus’s fees and expenses in connection with the Airbus Transaction and (vii) removal of the 60-day exclusivity period for Airbus proposed to commence on the date of the term sheet.

Thereafter and continuing throughout the week of May 6, 2024, Spirit, Boeing, Airbus and their respective advisors continued to review, discuss and negotiate the terms and conditions of the proposed term sheet for the Airbus Transaction. Throughout this period and thereafter, members of Spirit’s and Airbus’s management, together with their respective advisors, participated in numerous in-person and virtual due diligence meetings and a substantial number of materials were made available to Airbus and its advisors in a virtual data room.

Also on Monday, May 6, 2024, representatives of Skadden distributed to representatives of Sullivan & Cromwell a revised draft of the proposed merger agreement for the Boeing Transaction which generally reflected the terms and conditions negotiated between representatives of Skadden and Sullivan & Cromwell during the previous week. Certain of the material provisions that remained unresolved included (i) the amount of and the use restrictions on the reverse termination fee, (ii) whether the cash advances under the April 2024 Spirit/Boeing Memorandum of Agreement and certain other cash advances owed by Spirit to Boeing would be repaid to Boeing upon the termination of the merger agreement in certain circumstances, (iii) Spirit’s proposal of a Spirit termination fee equal to 2.5% of the equity value of Spirit (implied by the proposed merger consideration), (iii) certain of the situations in which the Spirit termination fee and Boeing reverse termination fee would be payable and (iv) matters in respect of employee benefits and the treatment of employee equity awards.

On Tuesday, May 7, 2024, the Spirit Board held a meeting to further discuss and consider, among other matters, the Boeing Transaction and the Airbus Transaction, including the potential timing, status and terms thereof. Members of Spirit’s management and representatives of Morgan Stanley and Skadden were in attendance. The Spirit Board received an update on, and discussed the status of, each of the potential transactions, including, with respect to the Boeing Transaction, the May 4 Preliminary Indication and Boeing’s stated reasons for the May 4 Preliminary Indication as communicated by Boeing to Spirit. The Spirit Board also reviewed and discussed Spirit’s financial condition and prospects, including potential solutions to address Spirit’s liquidity position. Following discussion and consideration, the Spirit Board determined that Spirit should seek to accelerate the negotiations with each of Boeing and Airbus, seek to finalize the transactions on the terms discussed with the Spirit Board, and to do so with a view toward not having Boeing seek to renegotiate for a reduction to the previously proposed $40.00 per share in cash merger consideration for the Boeing Transaction. The Spirit Board also instructed Mr. Johnson to communicate to Mr. Calhoun that the delays in finalizing the transactions (and Boeing seeking to renegotiate the previously proposed $40.00 per share in cash merger consideration) were putting the Boeing Transaction at risk.

On Wednesday, May 8, 2024, in connection with the Boeing Board’s ongoing search for a successor to Mr. Calhoun, Steven M. Mollenkopf, Chair of the Boeing Board, asked Mr. Shanahan if he would be interested in being considered as a candidate for the role of Boeing’s President and Chief Executive Officer. Mr. Shanahan responded that he would not rule out being considered for the role. Shortly thereafter, Mr. Shanahan notified Mr. Johnson and Ms. Esteves of the outreach from Mr. Mollenkopf and Mr. Shanahan’s response thereto, and Mr. Johnson and Ms. Esteves subsequently provided the same update to other members of the Spirit Board. The directors determined, with agreement from Mr. Shanahan, that Mr. Johnson and Ms. Esteves would continue to lead the negotiations with Boeing regarding the Boeing Transaction, with Mr. Shanahan providing his input and viewpoint as requested by Mr. Johnson and Ms. Esteves.

On Sunday, May 12, 2024, representatives of Sullivan & Cromwell distributed to representatives of Skadden a bullet-point summary of Boeing’s revised proposal for the merger consideration (the “May 12 Non-Binding Proposal”). The May 12 Non-Binding Proposal included proposed adjustments to the per share merger consideration based on (i) (as an increase) the proceeds from the sale of Spirit’s operations in Prestwick, Scotland that support Airbus programs (the “Prestwick Business”) to a third party other than Airbus prior to the closing of the Boeing Transaction and (ii) (as a decrease) any new third-party debt incurred by Spirit after the signing of the merger agreement for the Boeing Transaction and the amount of any advances made by Boeing to Spirit under the April 2024 Spirit/Boeing Memorandum of Agreement or after the signing of the Boeing Transaction that remained outstanding at the closing of the Boeing Transaction. Members of Boeing’s management communicated to members of Spirit’s management Boeing’s rationale for the May 12 Non-Binding Proposal, being that, following the recent negotiations with Airbus, Boeing was not willing to pay to Airbus the purchase price for the Airbus Transaction that had been proposed by Airbus, and that if Spirit needed to incur new indebtedness to fund the Airbus Transaction, such indebtedness would serve to reduce the per share merger consideration for the Boeing Transaction. The May 12 Non-Binding Proposal did not include a “hard floor” per share merger consideration for the Boeing Transaction (i.e., the potential downward adjustment to the per share merger consideration for the Boeing Transaction was uncapped). The May 12 Non-Binding Proposal also did not include or reference the amount of the merger consideration.

On Monday, May 13, 2024, representatives of Davis Polk distributed to the representatives of Skadden and Sullivan & Cromwell a revised version of the proposed term sheet for the Airbus Transaction, which contemplated, among other terms and conditions, (i) a “keep well” arrangement in favor of Spirit that would be put in place at the closing of the Airbus Transaction (instead of the guarantee), (ii) further refinements to the proposed scope of the Airbus Business, including the businesses, operations, personnel, intellectual property, assets and liabilities thereof, (iii) an acceptance of the removal of the 60-day exclusivity period for Airbus, (iv) an acceptance that the parties’ obligation to negotiate in good faith the definitive agreements for the Airbus Transaction based on the term sheet is binding and (iv) a variety of other terms and conditions that remained bracketed pending the progression of Airbus’s due diligence of the Airbus Business.

Beginning on Tuesday, May 14, 2024, and continuing through Thursday, May 16, 2024, members of management of each of Spirit, Boeing and Airbus, together with their respective legal and financial advisors, held in-person meetings in New York with the parties reviewing, discussing and negotiating the scope of the Airbus Business and the terms and conditions of the Airbus Transaction. At the conclusion of the meetings, the material provisions that remained unresolved included the guarantee/

keep-well arrangement, the allocation of intellectual property, the allocation of pre-closing liabilities and related indemnification obligations and the responsibility for pension obligations.

On Friday, May 17, 2024, the Spirit Board held a meeting to further discuss and consider, among other matters, the Boeing Transaction and the Airbus Transaction, including the potential timing, status and terms thereof, and to review and consider additional financial valuation analysis materials from Morgan Stanley. Members of Spirit’s management and representatives of Morgan Stanley and Skadden were in attendance. The Spirit Board received an update on, and discussed the status of, each of the potential transactions. Regarding the Boeing Transaction, the Spirit Board reviewed and discussed the May 4 Preliminary Indication, Boeing’s stated reasons for the May 4 Preliminary Indication as communicated by Boeing to Spirit and the May 12 Non-Binding Proposal. Among other matters, the Spirit Board weighed the risks, opportunities and considerations in responding to the May 4 Preliminary Indication and the May 12 Non-Binding Proposal. In this regard, the Spirit Board continued to discuss Spirit’s financial condition and prospects, which had worsened, and weighed the May 4 Preliminary Indication and the May 12 Non-Binding Proposal against Spirit’s long-term value and prospects. Following discussion, the Spirit Board determined that Spirit should seek to accelerate the negotiations with each of Boeing and Airbus, and seek to finalize the transactions on the terms discussed with the Spirit Board, which did not include an acceptance in any respect of the May 4 Preliminary Indication or the May 12 Non-Binding Proposal or any change to the per share merger consideration. Next, the Spirit Board reviewed the work that had been undertaken to update and refine Spirit’s standalone strategic plan, to take into account, among other factors, updated information regarding pricing, rates and margin with respect to Spirit’s businesses with Boeing and Airbus. Representatives of Morgan Stanley then reviewed with the Spirit Board an updated preliminary financial analysis, including a review of Spirit’s updated standalone strategic plan and the assumptions, projections and sensitivities thereto. As part of the Spirit Board’s continued review and discussion of Spirit’s financial condition and prospects, the Spirit Board had previously instructed members of management of Spirit to discuss with representatives of Morgan Stanley potential loan or other liquidity solutions and, at the meeting, the Spirit Board reviewed and considered the proposed terms and conditions of the potential $350 million bridge loan facility to be provided by Morgan Stanley (the “Morgan Stanley Bridge Facility”) that had been distributed to the Spirit Board in advance of the meeting. Following further discussion and consideration, the Spirit Board authorized the negotiation of the definitive documentation for the Morgan Stanley Bridge Facility. In light of the potential conflict that the Morgan Stanley Bridge Facility posed, the Spirit Board determined that it would be prudent to retain an additional financial advisor to the Spirit Board in addition to Morgan Stanley. Accordingly, after the meeting, the Spirit Board instructed members of Spirit’s management to contact representatives of Moelis, who had previously acted as a financial advisor to Spirit on various matters, to act as financial advisor to Spirit and the Spirit Board in connection with the consideration of the Boeing Transaction and to be the institution to provide a fairness opinion to the Spirit Board were the Boeing Transaction to proceed. Moelis began its engagement shortly thereafter.

On Saturday, May 18, 2024, representatives of Sullivan & Cromwell distributed to representatives of Skadden a revised draft of the proposed merger agreement for the Boeing Transaction which contemplated, among other terms and conditions, (i) the inclusion of provisions implementing the May 12 Non-Binding Proposal and a footnote indicating that Boeing would be proposing a new price per share for the merger consideration (collectively in this clause (i), the “May 18 Non-Binding Proposal”), (ii) Boeing’s acceptance of the Spirit termination fee of 2.5% of equity value subject to Spirit’s agreement that the Boeing reverse termination fee is 5% of equity value (in each case, based on the revised per share merger consideration) and Boeing’s acceptance that there are no use restrictions on the reverse termination fee (save for the repayment of any then-outstanding advances owed by Spirit to Boeing) and (iii) Boeing’s continued rejection of Spirit’s proposals regarding employee benefits and the treatment of employee equity awards.

During the weeks of May 19, 2024 and May 26, 2024, Mr. Johnson and Mr. Calhoun periodically communicated to discuss the status and timing of both the Boeing Transaction and the Airbus Transaction. Mr. Calhoun reiterated Boeing’s continued interest in the Boeing Transaction.

Also during the weeks of May 19, 2024 and May 26, 2024, members of management of each of Spirit, Boeing and Airbus, together with their respective legal and financial advisors, continued to discuss and negotiate the scope of the Airbus Business and the terms and conditions of the Airbus Transaction. Throughout this period, members of management of each of Spirit, Boeing and Airbus, together with their respective advisors, participated in a substantial number of virtual due diligence meetings and a substantial number of materials were made available to Boeing and Airbus and their respective advisors. On Tuesday, May 28, 2024 and Friday, May 31, 2024, the parties exchanged various drafts of the proposed term sheet for the Airbus Transaction which generally reflected the terms and conditions negotiated between the parties over the previous two weeks. Certain of the material provisions that remained unresolved included those with respect to the allocation of intellectual property, matters with respect to employees, employee transfers and pensions and Airbus’s due diligence condition prior to entering into definitive agreements for the Airbus Transaction.

On Friday, May 31, 2024, the Spirit Board held a meeting to further discuss and consider, among other matters, the Boeing Transaction and the Airbus Transaction, including the potential timing, status and terms thereof. Members of Spirit’s management and representatives of Skadden and Morgan Stanley reviewed with the Spirit Board the terms and conditions most recently proposed by each of Airbus (in respect of the term sheet for the Airbus Transaction) and Boeing (in respect of the merger agreement and disclosure schedules for the Boeing Transaction). Following discussion and consideration, the Spirit Board determined that Spirit should seek to finalize the negotiations with each of Airbus and Boeing on the terms discussed with the Spirit Board, including rejection of the May 18 Non-Binding Proposal.

June 2024

Throughout the month of June 2024, members of management of each of Spirit, Boeing and Airbus, together with their respective legal and financial advisors, exchanged numerous drafts of the proposed term sheet for the Airbus Transaction and held numerous negotiation and diligence sessions regarding the Airbus Business. The parties exchanged drafts of the proposed term sheet for the Airbus Transaction on Saturday, June 1, 2024, Tuesday, June 4, 2024, Monday, June 10, 2024, Wednesday, June 12, 2024, Friday, June 14, 2024, Monday, June 17, 2024, Wednesday, June 19, 2024, Thursday, June 20, 2024, Wednesday, June 26, 2024, and Friday, June 28, 2024. In addition, throughout the month of June, members of management of each of Spirit and Airbus, together with their respective legal advisors, discussed and negotiated the terms and conditions of the proposed commercial memorandum of understanding to be entered into between Spirit and Airbus providing for, among other things, and in each case in respect of certain of Spirit’s commercial arrangements with Airbus, a financial support package from Airbus to Spirit, an acceleration of the payment from Airbus to Spirit in respect of certain non-recurring costs to be incurred by Spirit and a non-interest bearing forgivable line of credit made available by Airbus to Spirit (the “June 2024 Spirit/Airbus Memorandum of Understanding”).

On Tuesday, June 4, 2024, Mark J. Suchinski stepped down as Spirit’s Chief Financial Officer to pursue another opportunity, and Ms. Esteves was appointed as Spirit’s Chief Financial Officer.

On Wednesday, June 5, 2024, representatives of Skadden distributed to representatives of Sullivan & Cromwell a revised draft of the proposed merger agreement for the Boeing Transaction which contemplated, among other terms, (i) the rejection of the terms implementing the May 18 Non-Binding Proposal, (ii) the re-inclusion of the $300 million Boeing reverse termination fee, (iii) the inclusion of an “Expanded Divestiture Perimeter” to permit Spirit to divest Spirit’s operations in Belfast, Northern Ireland

(other than the operations that are part of the Airbus Business) and Subang, Malaysia, the Prestwick Business and Spirit’s wholly owned subsidiary, Fiber Materials, Inc. (in all cases without any adjustment to the per share merger consideration in the Boeing Transaction), (iv) the inclusion of a provision requiring Boeing to implement an arrangement to enable Spirit to pay the final consideration to Airbus under the definitive agreements for the Airbus Transaction and (v) the re-inclusion of Spirit’s position on employee benefits matters and the treatment of employee equity awards.

Shortly thereafter, beginning on Thursday, June 6, 2024 and continuing through Saturday, June 8, 2024, Mr. Calhoun contacted Mr. Johnson, and members of management of Boeing contacted Mr. Shanahan and Ms. Esteves, to discuss the May 18 Non-Binding Proposal. As communicated by the representatives of Boeing, Boeing was not willing to bear the risk of the final payments to Airbus for the Airbus Transaction (which would include the agreed-upon purchase price, the repayment of any loans or advances to Airbus, the satisfaction (by payment to Airbus) of any amounts owed to Airbus under commercial contracts for liquidated damages and the potential further increase to the purchase price payable to Airbus for certain pension obligations assumed by Airbus). During these discussions, the representatives of Boeing indicated that Boeing would be prepared to pay $35.50 per share in cash for the Boeing Transaction, subject to a per share adjustment based on (i) (as an increase) the proceeds in a sale to a third party (other than Airbus) of the Prestwick Business and (ii) (as a decrease) the amount of (a) any new third-party debt incurred by Spirit after the signing of the merger agreement for the Boeing Transaction, (b) the then-outstanding amount of any advances by Boeing to Spirit at the closing of the Boeing Transaction, and (c) any contractual liquidated damages and loan or cash advance repayment obligations, in each case, payable by Spirit to Airbus on or after signing and at or prior to the closing of the Boeing Transaction (or payable after the closing of the Boeing Transaction in respect of pre-closing conduct) (the “June 8 Non-Binding Proposal”).

On Sunday, June 9, 2024, the Spirit Board held a meeting to further discuss and consider, among other matters, the Boeing Transaction and the Airbus Transaction, including the potential timing, status and terms thereof. Members of Spirit’s management and representatives of Skadden and Morgan Stanley were in attendance and reviewed with the Spirit Board the June 8 Non-Binding Proposal. Representatives of Skadden reviewed with the Spirit Board the Spirit Board’s fiduciary duties and process considerations in connection with the Spirit Board’s review and consideration thereof. Following further discussion and consideration, including as to the status of Spirit’s negotiations with Airbus for the Airbus Transaction and Spirit’s financial condition and prospects, which had been worsening, the Spirit Board determined that it was in the best interests of Spirit and Spirit Stockholders to continue to engage with Boeing based on the June 8 Non-Binding Proposal, provided that Spirit should (i) obtain Boeing’s agreement that a “hard floor” per share merger consideration for the Boeing Transaction will be set at $35.50 per share (i.e., in no event would any adjustment cause the per share merger consideration to be less than $35.50), (ii) obtain a commitment from Boeing in the merger agreement for the Boeing Transaction that Boeing will fund the final payment to Airbus for the Airbus Transaction regardless of what it might be and (iii) negotiate for the Expanded Divestiture Perimeter and other adjustments that provide Spirit with a path to increase the merger consideration from $35.50 per share in cash.

Later in the day on Sunday, June 9, 2024, representatives of Skadden distributed to representatives of Sullivan & Cromwell a revised draft of the proposed merger agreement for the Boeing Transaction which contemplated (i) a base merger consideration of $35.50 per share in cash, which would serve as a “hard floor” and (ii) a potential upward adjustment to the per share merger consideration based on the proceeds in a sale to a third party (other than Airbus) of the Prestwick Business, subject to a “hard cap” of $40.00 per share in cash.

Thereafter, during the week of June 9, 2024, members of management of each of Boeing and Spirit, together with their respective advisors, participated in a substantial number of negotiations and discussions regarding Spirit’s draft of the proposed merger agreement for the Boeing Transaction, dated June 9, 2024 and the June 8 Non-Binding Proposal. The representatives of Boeing continued to impress upon Spirit that Boeing was not willing to bear the risk of the final payments to Airbus for the Airbus Transaction (i.e., that Boeing was not willing to accept a “hard floor” for the per share merger consideration and that the downward adjustment would be uncapped). The representatives of Spirit provided further diligence information to the representatives of Boeing relating to the current and anticipated loans, advances and liquidated damages that might be owed to Airbus.

On Friday, June 14, 2024, the Spirit Board held a meeting to further discuss and consider, among other matters, Spirit’s financial condition and prospects, the Boeing Transaction and the Airbus Transaction, including the potential timing, status and terms thereof. Members of Spirit’s management and representatives of Skadden, Morgan Stanley and Moelis were in attendance. The Spirit Board received an update on Spirit’s financial condition and prospects from Spirit’s management. The Spirit Board also received an update on, and a summary of, the negotiations with Airbus and Boeing during the previous week. As part of the review, the Spirit Board discussed and considered the June 8 Non-Binding Proposal (as supplemented and refined by representatives of Boeing during the most recent discussions) to determine an appropriate response. Following discussion, it was determined that Spirit would respond with: (i) (a) a base per share merger consideration for the Boeing Transaction of $35.50 per share in cash, which would serve as a “hard floor” and (b) a potential upward adjustment to the per share merger consideration based on the proceeds in a sale to a third party (other than Airbus) of the Prestwick Business, subject to (I) an offset for any new contractual liquidated damages arising after the signing of the merger agreement for the Boeing Transaction and loans or advances made by Airbus to Spirit after the signing of the merger agreement for the Boeing Transaction and outstanding at the closing of the Airbus Transaction and (II) a “hard cap” of $40.00 per share in cash and (ii) Boeing committing in the merger agreement for the Boeing Transaction to fund Spirit with sufficient cash to pay the final payment to Airbus for the Airbus Transaction (the “June 14 Non-Binding Response”). The Spirit Board believed that while the June 14 Non-Binding Response narrowed the path for the per share merger consideration to increase from $35.50, it provided Spirit Stockholders with certainty on price (within a range) and more certainty of the closing of the Boeing Transaction. Following further discussion and consideration, the Spirit Board determined that it was in the best interests of Spirit and Spirit Stockholders to continue to engage with Boeing based on the June 14 Non-Binding Response. Finally, Moelis reviewed with the Spirit Board the work Moelis had done to date in its preparation of its financial analysis with respect to Spirit and the Boeing Transaction based on Spirit’s standalone financial plan and Moelis was instructed by the Spirit Board to use the “base” plan in Spirit’s standalone financial plan for purposes of its financial analysis of the Boeing Transaction, which plan the Spirit Board believed provided the best estimate of Spirit’s outlook and future performance.

On Saturday, June 15, 2024, representatives of Skadden distributed to representatives of Sullivan & Cromwell a revised draft of the proposed merger agreement for the Boeing Transaction to supplement Skadden’s previous draft of Sunday, June 9, 2024, and which (i) implemented the June 14 Non-Binding Response and (ii) revised the Spirit termination fee to $113 million (being approximately 2.5% of equity value based on a per share merger consideration of $35.50). Members of management of each of Boeing and Spirit continued to have discussions on Saturday, June 15, 2024 and Sunday, June 16, 2024 and preliminarily aligned on (a) the base share merger consideration for the Boeing Transaction of $35.50 per share in cash, which would serve as a “hard floor,” potential upward adjustment to the per share merger consideration based on the proceeds in a sale to a third party (other than Airbus) of the Prestwick Business, subject to (I) among others, an offset for the amount of any contractual liquidated damages and loan or cash advance repayment obligations, in each case, payable by Spirit to Airbus on or after signing and at or prior to the closing of the Boeing Transaction (or payable after the closing of the Boeing Transaction in respect of pre-closing conduct) and (II) a “hard cap” of $40.00 per share in cash, and (b) a $300 million reverse termination fee. Other downward adjustments to the per share merger consideration were proposed by Boeing, but remained open following the conclusion of such discussions.

On Sunday, June 16, 2024, representatives of Sullivan & Cromwell distributed to representatives of Skadden a revised draft of the proposed merger agreement for the Boeing Transaction which contemplated, among other terms and conditions, (i) a general acceptance of the June 14 Non-Binding Response, except that the amount of (a) any liquidated damages and repayments of loans or advances paid by Spirit to Airbus on or after signing and at or prior to closing of the Boeing Transaction (or payable after the closing of the Boeing Transaction in respect of pre-closing conduct), (b) the excess of the cash amount to be paid by Spirit to Airbus for the Airbus Transaction over the proceeds from the Expanded Divestiture Perimeter, (c) any new (after the signing of the merger agreement for the Boeing Transaction) indebtedness for borrowed money incurred by Spirit and (d) any advances under the April 2024 Spirit/Boeing Memorandum of Agreement due and payable as of the closing of the Boeing Transaction would each be a further offset to the potential upward adjustment, if any, to the per share merger consideration based on the proceeds in a sale to a third party (other than Airbus) of the Prestwick Business, (ii) an acceptance of the Boeing $300 million reverse termination fee and a change to the Spirit termination fee to $150 million (from $113 million as previously proposed by Spirit), (iii) the continued rejection of Spirit’s proposal on matters in respect of employee benefits and the treatment of employee equity awards and (iv) amendments to the timing, terms and process under which Spirit would be permitted to pursue divestiture of the Expanded Divestiture Perimeter.

Thereafter, during the week of June 16, 2024, members of management of each of Spirit and Boeing, together with their respective legal and financial advisors, made substantial progress in negotiating the terms and conditions of the proposed merger agreement for the Boeing Transaction. During this same period, members of management of each of Spirit, Boeing and Airbus, together with their respective legal and financial advisors, made substantial progress in finalizing the terms and conditions of the proposed term sheet for the Airbus Transaction, and the parties began to discuss the specific plan and process for the signing of the agreements for the potential transactions, which was targeted for the end of the week subject to each party’s continued review and consideration (and, in the case of Spirit, the review and consideration of the Spirit Board).

On June 17, 2024, representatives of Spirit contacted representatives of Boeing and requested additional financial accommodations from Boeing to support Spirit’s operations, Boeing programs and financial condition. From June 17, 2024 through Thursday, June 20, 2024, members of management of each of Spirit and Boeing discussed and negotiated a proposed amendment to the April 2024 Spirit/Boeing Memorandum of Agreement to provide for a loan of up to $40 million and to revise the repayment schedule under the April 2024 Spirit/Boeing Memorandum of Agreement. On Thursday, June 20, 2024, Boeing and Spirit entered into Amendment No. 1 to the April 2024 Spirit/Boeing Memorandum of Agreement, providing for Boeing to loan Spirit an additional $40 million (incremental to the $425 million previously advanced) on June 21, 2024 and defer repayment of $36.6 million due to Boeing on June 12, 2024, in accordance with the terms of the April 2024 Spirit/Boeing Memorandum of Agreement.

On Friday, June 21, 2024, Mr. Calhoun contacted Mr. Johnson to inform Spirit that, following further review by the Boeing Board, Boeing was no longer prepared to pay cash consideration for the Boeing Transaction. Rather, Boeing would propose as the per share merger consideration: (i) if the Prestwick Business is sold to Airbus, $37.00 per share, payable in Boeing Common Stock or (ii) if the Prestwick Business is sold to a third party, $36.50 per share, payable in Boeing Common Stock, plus a number of shares of Boeing Common Stock based on the proceeds in a sale to a third party (other than Airbus) of the Prestwick Business. In each case, the per share merger consideration would be subject to an exchange ratio collar of 0.18x-0.25x, equivalent to an approximately 16% collar around $176.56, a recent trading price of the Boeing Common Stock (the foregoing in this paragraph, the “June 21 Non-Binding Proposal”). During that discussion, and in subsequent discussions shortly thereafter between members of Boeing and Spirit management, representatives of Boeing stated that Boeing was no longer willing to pay cash consideration for the Boeing Transaction because of, among other reasons, Boeing’s focus on maintaining its investment grade credit rating and Boeing’s view of Spirit’s financial condition and prospects, which included Boeing’s belief that, prior to the closing of the Boeing Transaction, Spirit may need to incur incremental indebtedness (including under the Morgan Stanley Bridge Facility) and/or obtain additional financial accommodations, loans or advances from Boeing or Airbus. Members of Boeing management also stated that, if Spirit was willing to proceed on the basis of the June 21 Non-Binding Proposal, Boeing was prepared to sign the proposed merger agreement for the Boeing Transaction as soon as possible, targeting for a signing within one week.

On Sunday, June 23, 2024, the Spirit Board held a meeting to further discuss and consider, among other matters, Spirit’s financial condition and prospects, the Boeing Transaction and the Airbus Transaction, including the potential timing, status and terms thereof. Members of Spirit’s management and representatives of Skadden, Morgan Stanley and Moelis were in attendance. Before Mr. Shanahan joined the meeting, the Spirit Board met in executive session to discuss Boeing’s outreach to Mr. Shanahan about being considered for the role of Boeing’s President and Chief Executive Officer. Among other matters discussed and considered, the directors discussed the importance of the Spirit Board’s continued oversight of that matter and the negotiations for the Boeing Transaction more generally, and the continued process by which the Spirit Board would maintain such oversight. The Spirit Board received, discussed and considered the June 21 Non-Binding Proposal (which had been communicated to the Spirit Board in advance of the meeting) and received further information and analysis from members of Spirit’s management (including a summary of the communications with members of Boeing’s management since the June 21 Non-Binding Proposal was made) and the representatives of Skadden (with respect to fiduciary and legal matters) and Morgan Stanley and Moelis (with respect to financial matters). Among other matters, the Spirit Board weighed the risks, opportunities and considerations in responding to the June 21 Non-Binding Proposal, including the prospect of discontinuing negotiations with Boeing and continuing to operate as a standalone independent company or pursue other strategic and financial alternatives. In this regard, the Spirit Board continued to discuss Spirit’s financial condition and prospects, which had worsened, and weighed the June 21 Non-Binding Proposal against Spirit’s other strategic and financial alternatives, which the Spirit Board viewed as limited, uncertain and not more favorable than the June 21 Non-Binding Proposal. Following further discussion and consideration, the Spirit Board determined that it was in the best interests of Spirit and Spirit Stockholders to continue to engage with Boeing on the basis of the June 21 Non-Binding Proposal. The Spirit Board instructed Mr. Shanahan and Ms. Esteves to engage with Boeing to seek to improve the June 21 Non-Binding Proposal to $38.00 per share in Boeing Common Stock (not subject to any adjustments, other than based on the exchange ratio and collar) and, in doing so, to condition any proposed acceptance of the June 21 Non-Binding Proposal by Spirit on (i) Boeing’s acceptance of Spirit’s most recent positions on the other terms and conditions in the proposed merger agreement for the Boeing Transaction, including Spirit’s ability to borrow under the potential Morgan Stanley Bridge Facility between the signing and the closing of the Boeing Transaction (without adjustment to the per share merger consideration for the Boeing Transaction) and Spirit’s proposal for a retention pool designed to incentivize and retain employees during the pendency of the Boeing Transaction and (ii) Boeing’s acceptance of the remaining unresolved terms in the proposed term sheet for the Airbus Transaction. Representatives of Spirit’s legal and financial advisors provided the Spirit Board with a summary of the intended plan for a due diligence review of Boeing and its businesses and operations in light of the merger consideration in the Boeing Transaction having changed to include Boeing Common Stock.

Shortly after the meeting, Ms. Esteves and Mr. Shanahan contacted members of Boeing’s management to respond to the June 21 Non-Binding Proposal consistent with the direction from the Spirit Board at the meeting. Discussions and negotiations continued between the parties from Monday, June 24, 2024 to Wednesday, June 26, 2024, during which Boeing generally rejected any proposed revisions to the June 21 Non-Binding Proposal.

On Monday, June 24, 2024, and Tuesday, June 25, 2024, members of management of each of Spirit and Boeing, together with their respective advisors, held in-person and virtual due diligence sessions regarding Boeing and its businesses and operations. In addition, representatives of Skadden conducted legal due diligence and representatives of Morgan Stanley and Moelis conducted financial due diligence, in each case on Boeing and its businesses and operations during such period and thereafter.

Throughout the week of June 24, 2024, members of management of each of Spirit, Boeing and Airbus, together with their respective legal advisors, negotiated the final terms and conditions of the proposed term sheet for the Airbus Transaction, exchanged numerous drafts of the proposed term sheet for the Airbus Transaction, and finalized the terms and conditions of the proposed term sheet for the Airbus Transaction for each party’s final review and consideration (and, in the case of Spirit, the final review and consideration of the Spirit Board).

On Tuesday, June 25, 2024, the Boeing Board, which had repeatedly discussed and been briefed on the Boeing Transaction over the prior months both as a full board and through its finance committee, met to discuss, among other matters, the Boeing Transaction, including the status and potential terms and timing thereof. Members of Boeing’s management and representatives of Sullivan & Cromwell and PJT Partners were in attendance, and reviewed the June 21 Non-Binding Proposal. Following discussion, the Boeing Board indicated that it was supportive of Boeing’s proposal to Spirit of a merger consideration of $37.00 per share payable in Boeing Common Stock, subject to an exchange ratio collar of 0.18x - 0.25x, with a targeted announcement of the Boeing Transaction as early as July 1, 2024, subject to the final approval of the Boeing Board.

On Wednesday, June 26, 2024, following negotiations with representatives of Spirit who sought to increase the merger consideration to $38.00 per share in Boeing Common Stock, representatives of Boeing stated that Boeing would be prepared to revise the merger consideration included in the June 21 Non-Binding Proposal to $37.25 per share in Boeing Common Stock (not subject to any adjustments, other than based on the exchange ratio and collar) and would accept Spirit’s proposals regarding its ability to borrow under the Morgan Stanley Bridge Facility, its ability to pursue the divestiture of the Expanded Divestiture Perimeter, the retention pool and the remaining unresolved terms in the proposed term sheet for the Airbus Transaction (the “June 26 Non-Binding Proposal”). The representatives of Boeing also stated that, pending final internal review and approval, Boeing would be prepared to enter into the proposed merger agreement for the Boeing Transaction on Sunday, June 30, 2024 and announce the Boeing Transaction on July 1, 2024.

On Thursday, June 27, 2024, the Spirit Board held a meeting to further discuss and consider, among other matters, Spirit’s financial condition and prospects, the Boeing Transaction and the Airbus Transaction, including the potential timing, status and terms thereof. Members of Spirit’s management and representatives of Skadden, Morgan Stanley and Moelis were in attendance. The Spirit Board received, discussed and considered the June 26 Non-Binding Proposal and received further information and analysis from members of Spirit management (including a summary of the communications with members of Boeing management) and the representatives of Skadden (with respect to fiduciary and legal matters) and Moelis (with respect to financial matters). Following further discussion and consideration, the Spirit Board authorized and instructed Spirit’s senior management, together with Skadden, to continue to negotiate proposed final transaction documents on the basis discussed with the Spirit Board.

Thereafter, members of management of each of Spirit and Boeing, together with their respective legal advisors, continued to negotiate the terms and conditions of the proposed merger agreement and disclosure schedules for the Boeing Transaction consistent with the June 26 Non-Binding Proposal, and exchanged several drafts of the proposed merger agreement and disclosure schedules.

On Friday, June 28, 2024, the Spirit Board held a meeting to discuss and consider the Boeing Transaction, the Airbus Transaction, the June 2024 Spirit/Airbus Memorandum of Understanding and the Morgan Stanley Bridge Facility. Representatives of Skadden, Morgan Stanley and Moelis were in attendance. Representatives of Skadden updated the Spirit Board on the substantially final terms of the proposed merger agreement (including all exhibits and annexes) and disclosure schedules for the Boeing Transaction and the substantially final terms of the proposed term sheet for the Airbus Transaction and reported that the negotiations were substantially complete and the transaction documents were in substantially final form. Representatives of Skadden also reviewed with the Spirit Board the Spirit Board’s fiduciary duties and Moelis’s relationship disclosures, which had been previously provided to the Spirit Board, of its prior engagements by Spirit, Boeing and Airbus. Representatives of Moelis then reviewed and discussed with the Spirit Board Moelis’s financial analysis with respect to Spirit and the Boeing Transaction. The Spirit Board then engaged in a discussion regarding various aspects of the potential transactions, including the factors described under the section entitled “The Merger—Recommendation of the Spirit Board and Its Reasons for the Merger” beginning on page 91 of this proxy statement/prospectus. Following further discussion and consideration, the Spirit Board authorized and instructed Spirit’s senior management, together with Skadden, to negotiate proposed final transaction documents on the basis discussed with the Spirit Board.

Thereafter, members of management of each of Spirit and Boeing, together with their respective legal advisors, negotiated the final terms and conditions of the proposed merger agreement and disclosure schedules for the Boeing Transaction consistent with discussions with the Spirit Board, exchanged several drafts of the merger agreement and disclosure schedules, and finalized the terms and conditions of the proposed merger agreement and disclosure schedules for each party’s final review and consideration (and, in the case of Spirit, the final review and consideration of the Spirit Board).

On Sunday, June 30, 2024, the Spirit Board held a meeting to discuss and consider the Boeing Transaction, the Airbus Transaction, the June 2024 Spirit/Airbus Memorandum of Understanding and the Morgan Stanley Bridge Facility. Representatives of Skadden, Morgan Stanley and Moelis were in attendance. Representatives of Skadden updated the Spirit Board on the final terms and conditions of the merger agreement (including all exhibits and annexes) and disclosure schedules for the Boeing Transaction, the final terms and conditions of the proposed term sheet for the Airbus Transaction and the June 2024 Spirit/Airbus Memorandum of Understanding and the final terms and conditions of the proposed definitive agreements for the Morgan Stanley Bridge Facility and reported that the negotiations were complete and the transaction documents were in proposed final form. Representatives of Skadden also reviewed the Spirit Board’s fiduciary duties with the Spirit Board. Representatives of Moelis confirmed that the financial analysis presented to the Spirit Board at the previous meeting of the Spirit Board had not materially changed and subsequently delivered an oral opinion, which was confirmed by delivery of a written opinion, dated June 30, 2024, addressed to the Spirit Board, to the effect that, as of such date and based upon and subject to the assumptions made, procedures followed, matters considered and other limitations set forth in the written opinion, the Per Share Merger Consideration to be received by holders of Spirit Common Stock (other than Excluded Shares) pursuant to the proposed merger agreement for the Boeing Transaction was fair, from a financial point of view, to such holders. See the section entitled “The Merger—Opinion of Moelis & Company LLC, Financial Advisor to Spirit” beginning on page 99 of this proxy statement/prospectus. The Spirit Board then engaged in a discussion regarding various aspects of the potential transactions, including the factors described under the section entitled “The Merger—Recommendation of the Spirit Board and Its Reasons for the Merger” beginning on page 91 of this proxy statement/prospectus. Following this discussion, the Spirit Board unanimously approved the proposed merger agreement (including all exhibits and annexes) and disclosure schedules for the Boeing Transaction and the transactions contemplated thereby, and recommended the approval and adoption by Spirit Stockholders of the Merger Agreement and the transactions contemplated by the Merger Agreement.

The Spirit Board also unanimously approved the term sheet for the Airbus Transaction, the June 2024 Spirit/Airbus Memorandum of Understanding and the definitive documents for the Morgan Stanley Bridge Facility.

Also on Sunday, June 30, 2024, the Boeing Board held a meeting to discuss and consider the Boeing Transaction. Members of Boeing management and representatives of Sullivan & Cromwell and PJT Partners were in attendance. Members of Boeing management and Boeing representatives updated the Boeing Board on the final terms and conditions of the proposed merger agreement for the Boeing Transaction, and reported that the negotiations were complete and the transaction documents were in proposed final form. The Boeing Board then engaged in a discussion regarding various aspects of the Boeing Transaction, including the factors described under the section entitled “The Merger—Boeing’s Reasons for the Merger” beginning on page 89 of this proxy statement/prospectus. Following this discussion, the Boeing Board unanimously approved the proposed merger agreement for the Boeing Transaction and the transactions contemplated thereby.

In the afternoon (Eastern Time) on Sunday, June 30, 2024, Spirit and Boeing executed the Merger Agreement and Spirit and Airbus executed the Airbus Term Sheet and the June 2024 Spirit/Airbus Memorandum of Understanding (with an effective date of June 28, 2024). Also in the afternoon (Eastern Time) on Sunday, June 30, 2024, Spirit and affiliates of Morgan Stanley entered into the definitive documents for the Morgan Stanley Bridge Facility. The Boeing Transaction and the Airbus Transaction were announced on Monday, July 1, 2024, before the opening of the financial markets in New York and Europe.

Boeing’s Reasons for the Merger

On June 30, 2024, the Boeing Board unanimously determined that it was in the best interests of Boeing to enter into the Merger Agreement and approved and declared advisable the Merger Agreement and the transactions contemplated thereby.

In the course of reaching its determinations and recommendations, the Boeing Board consulted with Boeing’s executive management team and its outside legal and financial advisors and considered a number of factors. Boeing’s reasons for the merger include the following:

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the ability to enhance Boeing’s control and oversight over its commercial production systems in order to promote safety and quality and ensure operational stability in Boeing’s commercial programs, including by aligning Boeing and Spirit quality and safety systems and workforce incentives to emphasize safety and quality metrics;

•	Boeing’s commitment to aviation safety as a paramount priority;

•	the ability to improve supply chain stability, increase production rates and enhance quality control processes through direct investment in Spirit’s operations;

•	Boeing’s knowledge and familiarity with Spirit and its operations arising from the longstanding commercial relationship between the parties;

•	the expectation that the Merger will generate synergies through the cost efficiencies of a more fully integrated supply chain;

•	the expectation that the Merger will strengthen continuity of supply to Spirit’s and Boeing’s defense customers, including the U.S. DoD;

•	the assessment of the Boeing Board and Boeing’s management that Boeing’s management team would be able to integrate successfully Spirit’s operations after the Merger;

•	the expected benefits to Spirit’s operations of alleviating Spirit’s quarterly reporting obligations, public company expenses, and debt servicing costs;

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the amount and form of consideration to be paid in the Merger, including the ability to manage Boeing’s balance sheet and capital structure by using Boeing Common Stock rather than cash as the Merger Consideration;

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the fact that the exchange ratio provides for a fixed value if the Boeing Stock Price is between $149.00 and $206.94 and a fixed exchange ratio outside of this collar, reducing the number of shares of Boeing Common Stock issuable in the Merger if the Boeing Stock Price increases from the price of Boeing Common Stock as of the date of the Merger Agreement to up to $206.94 and capping the number of shares of Boeing Common Stock issuable in the Merger if the Boeing Stock Price falls below $149.00; and

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the view of the Boeing Board and Boeing’s management that the terms and conditions of the Merger Agreement and the Merger Agreement Transactions, including the representations, warranties, covenants, closing conditions and termination provisions, are comprehensive and favorable to completing the Merger.

The Boeing Board also considered a number of uncertainties, risks and other countervailing factors concerning the Merger and the Merger Agreement in its deliberations concerning the Merger and the Merger Agreement, taking into account the results of Boeing’s due diligence review of Spirit. These uncertainties, risks, and other countervailing factors include the following:

•	the risk of not capturing the anticipated synergies, increased production rates, and other potential benefits of the Merger;

•	the diversion of management attention and resources needed to complete the Merger and integrate the operations of Spirit into Boeing following the Closing;

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the costs associated with the Merger and the Merger Agreement Transactions, including the costs of assuming or refinancing Spirit’s indebtedness and of the cash amounts payable by Spirit as contemplated by the Airbus Term Sheet, and the increase to Boeing’s financial leverage as a result thereof;

•	the dilution of outstanding shares of Boeing Common Stock as a result of issuing the Merger Consideration;

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the potential that the floating exchange ratio under the Merger Agreement could result in Boeing issuing additional shares of Boeing Common Stock if the Boeing Stock Price decreases from the price of Boeing Common Stock as of the date of the Merger Agreement to $149.00, and the potential that the collar on the floating exchange ratio under the Merger Agreement could result in Boeing delivering greater value to Spirit Stockholders than had been anticipated by Boeing if the Boeing Stock Price exceeds $206.94;

•	the risk that Spirit’s customers may seek to terminate or renegotiate their contractual arrangements;

•	the risk that the Merger may not be consummated in a timely manner or at all;

•	the risk that the sale of the Spirit Airbus Business may not be completed on the terms contemplated by the Airbus Term Sheet or at all;

•	the risk that the other sales permitted under the Merger Agreement and the Airbus Term Sheet may not be completed at reasonable values;

•	the possibility that events may occur that materially and adversely affect the operations or financial condition of Spirit but which may not entitle Boeing to terminate the Merger Agreement;

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the risk that the required regulatory approvals may not be obtained prior to the Outside Date or at all or that regulatory agencies may object to and challenge the Merger or may impose terms and conditions in order to resolve those objections that adversely affect Boeing or Spirit;

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the fact that, under specified circumstances, Boeing may be required to pay Spirit a termination fee of $300 million (reduced by the amount of then-outstanding cash advances to be repaid by Spirit and its subsidiaries to Boeing) if the regulatory approvals are not obtained prior to the Outside Date or if regulatory agencies block the Merger under applicable antitrust or foreign direct investment laws;

•	the possibility of litigation challenging the Merger, and the further possibility that any such litigation could impede or delay the Closing; and

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other risks related to the Merger and the businesses of Boeing and Spirit of the type and nature described under the sections entitled “Cautionary Statement Regarding Forward-Looking Statements” and “Risk Factors,” beginning on pages 28 and 30, respectively, of this proxy statement/prospectus.

The foregoing discussion of factors considered by Boeing is not intended to be exhaustive but summarizes certain material factors considered by the Boeing Board. In light of the variety of factors considered in connection with their evaluation of the Merger Agreement and the Merger, the Boeing Board did not find it practicable to, and did not, quantify, rank or otherwise assign relative weights to the specific factors considered in reaching its determinations and recommendations. Moreover, each member of the Boeing Board applied his or her own personal business judgment to the process and may have given different weight to different factors. The Boeing Board based its recommendation on the totality of the information presented, including thorough discussions with, and questioning of, Boeing’s executive management team and Boeing’s advisors.

It should be noted that this explanation of the reasoning of the Boeing Board and certain information presented in this section is forward-looking in nature and should be read in light of the factors set forth in the section entitled “Cautionary Statement Regarding Forward-Looking Statements” beginning on page 28 of this proxy statement/prospectus.

Recommendation of the Spirit Board and Its Reasons for the Merger

On June 30, 2024, the Spirit Board unanimously determined that it is advisable and in the best interests of Spirit and Spirit Stockholders for Spirit to enter into the Merger Agreement and complete the transactions contemplated thereby, including the Merger, on the terms and subject to the conditions set forth in the Merger agreement and approved and declared advisable the Merger Agreement and the transactions contemplated thereby, including the Merger. The Spirit Board unanimously recommends that Spirit Stockholders vote “FOR” the Merger Agreement Proposal.

In evaluating the Merger Agreement and the Merger Agreement Transactions, the Spirit Board consulted with Spirit’s management and legal and financial advisors. In recommending that Spirit Stockholders vote their shares of Spirit Common Stock in favor of the Merger Agreement Proposal, the Advisory Compensation Proposal and the Adjournment Proposal, the Spirit Board considered a number of factors, including the following (not necessarily listed in order of relative importance):

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Spirit’s standalone strategic plan and related financial projections and the risks and uncertainties in executing on the standalone strategic plan and achieving such financial projections, including the risks and uncertainties described in the section entitled “—Background of the Merger” beginning on page 65 of this proxy statement/prospectus, and the risks described in the risk factors section of in Spirit’s Annual Report on Form 10-K for the fiscal year ended December 31, 2023 and in subsequent reports filed with the SEC;

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the perceived risks of continuing as a standalone public company and the assessment that no other alternatives were reasonably likely in the near term to create greater value for Spirit Stockholders than the Merger, taking into account business, competitive, industry and market risks;

•	various analyses as to the valuation of Spirit as an independent company;

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that the $37.25 implied value of the Per Share Merger Consideration, corresponding to a Boeing Stock Price between $149.00 and $206.94, represents an approximately 30% premium to the last unaffected closing price of $28.60 per share of Spirit Common Stock as of February 29, 2024 (the day before Spirit’s press release confirming that Spirit was engaged in discussions with Boeing about a possible acquisition of Spirit by Boeing);

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that merger consideration in the form of shares of Boeing Common Stock enables Spirit Stockholders to have a continued ownership interest in the combined company resulting from the Merger, with participation in the upside potential of a larger, more diversified company;

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that the Per Share Merger Consideration is based on a floating exchange ratio and subject to a $149.00 to $206.94 collar range, which provides protection against a downward movement in the market price of Boeing Common Stock within the range of the collar prior to completion of the Merger;

•	that the implied value of the merger consideration payable to Spirit Stockholders could be greater than $37.25 per share in the event that the Boeing Stock Price exceeds $206.94;

•	that the Merger Agreement was the product of arm’s-length negotiations and contained terms and conditions that are, in the Spirit Board’s view, favorable to Spirit and Spirit Stockholders;

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the written opinion of Moelis, delivered to the Spirit Board on June 30, 2024, that, as of such date and based upon and subject to the factors and assumptions set forth in such opinion, the merger consideration to be received by the holders of Spirit Common Stock (other than Excluded Shares) pursuant to the Merger Agreement was fair, from a financial point of view, to such holders, as more fully described in the section entitled “—Opinion of Moelis & Company, LLC, Financial Advisor to Spirit” beginning on page 99 of this proxy statement/prospectus (the full text of which opinion, which sets forth, among other things, the assumptions made, procedures followed, matters considered and limitations and qualifications on the review undertaken in rendering such opinion, is attached as Annex B to this proxy statement/prospectus and is incorporated herein by reference);

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that, following the issuance of Spirit’s press release confirming that it was engaged in discussions with Boeing about a possible acquisition of Spirit by Boeing and the execution of the Merger Agreement, and despite news media reports regarding a potential Boeing acquisition of Spirit, no alternative buyers approached Spirit regarding a potential merger transaction with (or similar acquisition of) Spirit;

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Spirit’s ability under the Merger Agreement, subject to certain conditions, to provide information to and engage in discussions or negotiations with third parties that make unsolicited alternative Acquisition Proposals that the Spirit Board determines constitute or could reasonably be expected to lead to a Superior Proposal;

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that, if Spirit were to receive an alternative Acquisition Proposal from a third party that the Spirit Board determines constitutes a Superior Proposal, under the Merger Agreement, the Spirit Board would be able, subject to certain conditions, to change its recommendation that Spirit Stockholders vote in favor of the Merger Agreement Proposal, the Advisory Compensation Proposal and the Adjournment Proposal and/or terminate the Merger Agreement to enter into an Alternative Acquisition Agreement with respect to such Superior Proposal;

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the other termination provisions contained in the Merger Agreement, including the fact that the Spirit Board believed that the termination fee of $150 million payable by Spirit in connection with termination of the Merger Agreement in specified circumstances is reasonable in light of, among other things, the benefits of the Merger to Spirit Stockholders, the typical size of such fees in similar transactions and the likelihood that such a fee would not preclude or unreasonably restrict the emergence of alternative Acquisition Proposals;

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the ability under the Merger Agreement for the Spirit Board, subject to certain conditions, to change its recommendation in favor of the Merger in response to an Intervening Event if the Spirit Board determines that failure to take such action would be inconsistent with its fiduciary duties;

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the likelihood that Boeing would complete the Merger, taking into account the closing conditions and termination provisions under the Merger Agreement and provisions in the Merger Agreement intended to facilitate Spirit’s disposition of the Spirit Airbus Business;

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that the Merger Agreement requires that Boeing use its reasonable best efforts to take actions necessary to complete the Merger as promptly as reasonably practicable and to take certain actions to facilitate the obtaining of regulatory approvals for the Merger and provides an appropriate “outside date” subject to extension by up to nine months if required regulatory approvals have not been obtained, by which time it is reasonable to expect that the conditions to completion of the Merger relating to regulatory approvals and the disposition of the Spirit Airbus Business are likely to be satisfied;

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that the Merger Agreement provides for payment by Boeing to Spirit of a termination fee of $300 million (reduced by the amount of then-outstanding cash advances to be repaid by Spirit and its subsidiaries to Boeing) if the Merger Agreement is terminated in specified circumstances;

•	the Spirit Board’s knowledge of Boeing, taking into account publicly available information regarding Boeing and the results of Spirit’s due diligence review of Boeing;

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that the Merger is structured as a transaction involving Spirit Stockholders’ receipt of consideration solely in the form of Boeing Common Stock (other than cash in lieu of fractional shares of Boeing Common Stock) and therefore that the Merger may qualify as a “reorganization” under Section 368(a) of the Internal Revenue Code of 1986, as amended;

•	the conditions to the Closing in the Merger Agreement and that there is no condition regarding financing;

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that the Merger Agreement was unanimously approved by the Spirit Board, which is composed of a majority of independent directors who are not affiliated with Boeing and are not employees of Spirit or any of its subsidiaries, and which received advice from Spirit’s financial and legal advisors in evaluating, negotiating and recommending the terms of the Merger Agreement;

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the condition to completing the Merger that the Merger Agreement have been adopted by the holders of a majority of the outstanding shares of Spirit Common Stock, and the absence of any stock voting commitments by management or other stockholders, so that Spirit Stockholders will have the right to approve or disapprove of the Merger;

•	that the Merger is not subject to approval by Boeing Stockholders; and

•	Spirit’s ability to specifically enforce Boeing’s obligations under the Merger Agreement, including Boeing’s obligation to complete the Merger.

The Spirit Board also considered a number of uncertainties, risks and other factors in its deliberations concerning the Merger and the Merger Agreement Transactions, including the following (not necessarily listed in order of relative importance):

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that Spirit Stockholders would forgo the opportunity to realize the potential long-term value of Spirit if Spirit were successful in its execution of its current standalone strategic plan, which standalone strategic plan included, among other assumptions, projections and sensitivities that are subject to risks and uncertainties, assumptions that Spirit would be successful in obtaining improved terms and conditions from Airbus in respect of Spirit’s commercial arrangements with Airbus and that Spirit’s business with Boeing would increase and accelerate due to increased demand and delivery rates from Boeing;

•	that stock consideration does not provide the certainty of value and liquidity that cash consideration would provide upon completion of the Merger;

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that the implied value of the merger consideration payable to Spirit Stockholders could be less than $37.25 per share in the event that the Boeing Stock Price is less than $149.00, and that the Merger Agreement does not provide Spirit a termination right based on the value of Boeing Common Stock;

•

that Boeing and Spirit did not agree in the Merger Agreement to take any actions required to support, or to refrain from any actions that would jeopardize, the ability of the Merger to qualify as a “reorganization” under Section 368(a) of the Internal Revenue Code of 1986, as amended, and that there are legal and factual doubts concerning the qualification of the Merger as a “reorganization” under Section 368(a) of the Internal Revenue Code of 1986, as amended, and therefore, the Merger may not qualify as a “reorganization” under Section 368(a) of the Internal Revenue Code of 1986, as amended;

•

that, under specified circumstances, Spirit may be required to pay a $150 million termination fee in the event the Merger Agreement is terminated and the effect this could have on Spirit, including the possibility that the termination fee payable by Spirit to Boeing upon the termination of the Merger Agreement under certain circumstances could discourage some potential acquirors from making an alternative Acquisition Proposal, although the Spirit Board believes that the termination fee is reasonable in amount and would not unduly deter any other party that might be interested in acquiring Spirit;

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the significant costs involved in connection with entering into the Merger Agreement and completing the Merger and the substantial time and effort of management required to complete the Merger, which could disrupt Spirit’s business operations;

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the impact of the announcement, pendency or completion of the Merger, or the failure to complete the Merger, on Spirit’s relationships with its employees (including making it more difficult to attract and retain key personnel and the possible loss of key management, technical and other personnel), customers and suppliers (including as a result of customer or other contracts with provisions that require consent for, or have implications upon, a change of control of Spirit);

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the restrictions in the Merger Agreement on Spirit’s conduct of business prior to completion of the Merger, which could delay or prevent Spirit from undertaking business opportunities that may arise, or taking other actions with respect to its operations that the Spirit Board and management might believe were appropriate or desirable;

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that the completion of the Merger would require approval under or expiration or termination of the applicable waiting periods under the HSR Act and other applicable antitrust laws, the risk that regulatory agencies may not approve the Merger or may impose terms and conditions on their approvals that would cause the closing conditions in the Merger Agreement not to be satisfied or would adversely affect the business and financial results of the combined company, and the amount of time that might be required to obtain all required regulatory consents and approvals;

•	that Boeing’s obligation to complete the Merger is subject to Spirit’s disposition of the Spirit Airbus Business;

•	the risk that Spirit Stockholders do not approve the Merger Agreement Proposal;

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that, while Spirit expects the Merger to be completed if the Merger Agreement Proposal is approved by Spirit Stockholders, there can be no assurance that all conditions to the parties’ obligations to complete the Merger will be satisfied;

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that the market price of Spirit Common Stock could be affected by many factors if the Merger Agreement were terminated, including (1) the reason or reasons for such termination and whether such termination resulted from factors adversely affecting Spirit; (2) the possibility that, as a result of the termination of the Merger Agreement, possible acquirors may consider Spirit to be a less attractive acquisition candidate; and (3) the possible sale of Spirit Common Stock by short-term investors following an announcement that the Merger Agreement was terminated;

•	the challenges inherent in the integration of Spirit’s business with that of Boeing, and the risks of not being able to realize anticipated benefits of the Merger;

•	the risk of litigation, injunctions or other legal proceedings related to the Merger Agreement Transactions;

•	that Spirit Stockholders are not entitled to dissenters’ or appraisal rights under the Merger Agreement or the DGCL; and

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the risks of the type and nature described under the section entitled “Risk Factors” beginning on page 30 of this proxy statement/prospectus and the matters described under “Cautionary Statement Regarding Forward-Looking Statements” beginning on page 28 of this proxy statement/prospectus.

The Spirit Board believed that, overall, the potential benefits of the Merger to Spirit Stockholders outweighed the risks and uncertainties of the Merger and outweighed Spirit’s other financial and strategic alternatives, including to continue to operate as a standalone public company.

This discussion of the information and factors considered by the Spirit Board in reaching its conclusions and recommendation includes the principal factors considered by the Spirit Board, but is not intended to be exhaustive and may not include all of the factors considered by the Spirit Board. In view of the wide variety of factors considered in connection with its evaluation of the Merger and the Merger Agreement Transactions, and the complexity of these matters, the Spirit Board did not find it useful and did not attempt to quantify, rank or assign any relative or specific weights to the various factors that it considered in reaching its determination to approve the Merger and the Merger Agreement Transactions, and to make its recommendation to Spirit Stockholders. Rather, the Spirit Board viewed its decisions as being based on the totality of the information presented to it and the factors it considered, including its discussions with, and questioning of, members of Spirit’s management and Spirit’s advisors, as well as its experience and history. In addition, individual members of the Spirit Board may have assigned different weights to different factors.

Certain of Spirit’s directors and executive officers have interests in the Merger that are different from, or in addition to, those of Spirit Stockholders generally. The Spirit Board was aware of and considered these potential interests, among other matters, in evaluating the Merger and in making its recommendation to Spirit Stockholders. For a discussion of these interests, see the section entitled “—Interests of Certain Spirit Directors and Executive Officers in the Merger” beginning on page 108 of this proxy statement/prospectus.

On June 30, 2024, the Spirit Board unanimously (a) approved and declared advisable the Merger Agreement and the transactions contemplated thereby, (b) determined that the Merger Agreement and the transactions contemplated thereby are in the best interests of Spirit and its stockholders, (c) resolved to recommend adoption of the Merger Agreement by the stockholders entitled to vote thereon and (d) directed that the Merger Agreement be submitted to stockholders of Spirit for adoption at a meeting of stockholders of Spirit to be held to consider the adoption of the Merger Agreement. The Spirit Board unanimously recommends that Spirit Stockholders vote (i) “FOR” the Merger Agreement Proposal, (ii) “FOR” the Advisory Compensation Proposal and (iii) “FOR” the Adjournment Proposal.

Spirit Unaudited Forecasted Financial Information

Spirit does not, as a matter of course, publicly disclose long-term projections as to future revenues, earnings or other results due to, among other reasons, the uncertainty, unpredictability and subjectivity of the underlying assumptions and estimates. However, certain non-public financial forecasts covering multiple years, prepared by Spirit management and not for public disclosure, were provided to the Spirit Board in connection with its evaluation of the Merger and were also provided to Spirit’s financial advisors, Morgan Stanley and Moelis, including for use by Moelis in connection with its financial analysis and opinion described under the section entitled “—Opinion of Moelis & Company, LLC, Financial Advisor to Spirit” beginning on page 99 of this proxy statement/prospectus.

The summary of these financial forecasts presented below is not included in this proxy statement/prospectus to influence any Spirit Stockholder’s decision whether to vote for or against the Merger Agreement Proposal or the Advisory Compensation Proposal, but is included solely to give Spirit Stockholders access to these forecasts, because these forecasts were made available to the Spirit Board and the financial advisors of Spirit.

The inclusion in this proxy statement/prospectus of a summary of the Spirit forecasted financial information should not be regarded as an indication that the Spirit Board, or that Spirit or Boeing (or any of their respective affiliates, officers, directors, advisors or other representatives) or any other person, considered, or now considers, the Spirit forecasted financial information to be necessarily predictive of actual future events or results of Spirit’s or Boeing’s operations and should not be relied upon as such. Spirit management’s internal financial forecasts, upon which the Spirit forecasted financial information was based, are subjective in many respects. There can be no assurance that the Spirit forecasted financial information will be realized or that actual results will not be significantly higher or lower than forecasted. The Spirit forecasted financial information covers multiple years, and such information by its nature becomes less predictive with each successive year. As a result, the Spirit forecasted financial information summarized in this proxy statement/prospectus should not be relied on as necessarily predictive of actual future events.

In addition, the Spirit forecasted financial information was not prepared with a view to compliance with GAAP, published guidelines of the SEC or the guidelines established by the American Institute of Certified Public Accountants for preparation or presentation of prospective financial information. The forecasted financial information included in this proxy statement/prospectus has been prepared by, and is the responsibility of, Spirit’s management. Ernst & Young LLP, Spirit’s independent registered public accounting firm, has not audited, reviewed, examined, compiled or applied agreed-upon procedures with respect to the Spirit forecasted financial information and does not express an opinion or any other form of assurance with respect thereto. The Ernst & Young LLP reports incorporated by reference into this proxy statement/prospectus relate to Spirit’s previously issued financial statements and to Spirit’s internal control over financial reporting as of December 31, 2023. Those reports do not extend to the Spirit forecasted financial information and should not be read as doing so. Neither Boeing’s independent auditors, nor any other independent accountants, have compiled, examined, or performed any procedures with respect to the prospective financial information contained herein, nor have they expressed any opinion or any other form of assurance on such information or its achievability, and assume no responsibility for, and disclaim any association with, the prospective financial information.

The Spirit forecasted financial information was based on numerous variables and assumptions that were deemed to be reasonable as of the date when such forecasted financial information was finalized. Such assumptions relate to variables, most of which are beyond Spirit’s control, that are inherently uncertain and difficult or impossible to predict or estimate. Assumptions that were used by Spirit in developing the Spirit forecasted financial information include, but are not limited to, future shipset deliveries; future gross margins in Spirit’s programs serving Boeing, Airbus and defense customers; future research and development spending and selling, general and administrative expense; future tax savings generated by tax attributes; amount and timing of repayments of advances received from Boeing and Airbus; and successful renegotiation of supply contracts with Airbus in the first quarter of 2025 resulting in a forward loss reversal in 2025. The Spirit forecasted financial information also reflects assumptions regarding the continuing nature of certain business decisions that, in reality, would be subject to change. The Spirit forecasted financial information was based on information known to Spirit management as of May 31, 2024.

Important factors that may affect actual results and cause the Spirit forecasted financial information not to be achieved include, but are not limited to, uncertainties relating to Spirit’s business (including the ability to achieve strategic goals, objectives and targets), industry performance, the legal and regulatory environment, general business and economic conditions and other factors described in this proxy/statement prospectus or described or referenced in Spirit’s filings with the SEC, including Spirit’s Annual Report on Form 10-K for the fiscal year ended December 31, 2023 and subsequent quarterly reports on Form 10-Q and current reports on Form 8-K. The Spirit forecasted financial information constitutes “forward-looking statements,” and actual results may differ materially and adversely from those projected. For more information, see the section entitled “Cautionary Statement Regarding Forward-Looking Statements” beginning on page 28 of this proxy statement/prospectus. In addition, the Spirit forecasted financial information reflects assumptions as to certain business decisions that are subject to change and subjective judgment that is susceptible to multiple interpretations and to periodic revisions based on actual experience and business developments. The Spirit forecasted financial information does not reflect revised prospects for the respective businesses of Spirit and Boeing, changes in general business or economic conditions, or any other transaction or event that has occurred or that may occur and that was not anticipated at the time the Spirit forecasted financial information was prepared.

The Spirit forecasted financial information was developed for use by the Spirit Board in its evaluation of the Merger and by Moelis for purposes of its financial analysis and opinion utilizing Spirit management’s best then available estimates and judgments at the time of its preparation. The Spirit forecasted financial information was developed on a standalone basis without giving effect to the Merger or the potential disposition by Spirit of the Spirit Airbus Business or other portions of its business, and therefore, the Spirit forecasted financial information does not give effect to the Merger or any changes to the combined company’s operations or strategy that may be implemented after the Effective Time if the Merger is completed, including potential cost synergies to be realized as a result of the Merger, or to any costs incurred in connection with the Merger or any such potential dispositions. Furthermore, the Spirit forecasted financial information does not take into account the effect of any failure of the Merger and the disposition of the Spirit Airbus Business to be completed and should not be viewed as accurate or continuing in that context.

Accordingly, there can be no assurance that the Spirit forecasted financial information will be realized or that Spirit’s future financial results will not vary materially from the Spirit forecasted financial information. None of Spirit, Boeing or any of their respective affiliates, officers, directors, advisors or other representatives can give any assurance that actual results will not differ from the Spirit forecasted financial information, and none of Spirit, Boeing or any of their respective affiliates undertakes any obligation to update or otherwise revise or reconcile the Spirit forecasted financial information to reflect circumstances existing or developments and events occurring after the date of the Spirit forecasted financial information or that may occur in the future, even in the event that any or all of the assumptions underlying the Spirit forecasted financial information are not realized or are shown to be inappropriate, including with respect to the accounting treatment of the Merger under GAAP, or to reflect changes in general economic or industry conditions. Spirit and Boeing do not intend to make available publicly any update or other revision to the Spirit forecasted financial information, except as otherwise required by applicable law. None of Spirit, Boeing or any of their respective affiliates, officers, directors, advisors or other representatives has made or makes any representation to any Spirit Stockholder or any other person regarding the ultimate performance of Spirit or Boeing compared to the information contained in the Spirit forecasted financial information or that the outcomes reflected in or implied by the Spirit forecasted financial information will be achieved. The inclusion in this proxy statement/prospectus of a summary of the Spirit forecasted financial information should not be deemed an admission or representation by Spirit, Boeing or any of their respective advisors or other representatives or any other person that the Spirit forecasted financial information or such summary is viewed as material information of Spirit or Boeing, particularly in light of the inherent risks and uncertainties associated with such forecasts.

In light of the foregoing factors and considering that the special meeting will be held several months after the Spirit forecasted financial information was prepared, as well as the uncertainties inherent in the Spirit forecasted financial information, Spirit Stockholders are cautioned not to place undue, if any, reliance on the information presented in this summary of the Spirit forecasted financial information, and Spirit and Boeing urge all Spirit Stockholders to review Spirit’s most recent SEC filings for a description of Spirit’s reported financial results and Boeing’s most recent SEC filings for a description of Boeing’s reported financial results. For additional information, see the section entitled “Where You Can Find More Information” beginning on page 292 of this proxy statement/prospectus.

Summary of Spirit Forecasted Financial Information

(in millions)	Last Three Quarters of 2024	2025	2026	2027	2028
Net revenue	$5,475	$8,560	$9,547	$10,020	$10,020
Adjusted EBITDA(1)(2)	$250	$1,136	$933	$966	$993
Adjusted EBITDA (excluding forward loss reversal)(2)	$250	$899	$933	$966	$993
Adjusted EBIT(3)	$21	$598	$645	$697	$724
Unlevered free cash flow(4)	$168	$244	$428	$565	$587

(1)

EBITDA is defined as net (loss) income adjusted for noncontrolling interest in earnings of subsidiary, equity in net income (loss) of affiliates, income tax (benefit) provision, other (income) expense, net, interest expense and financing fee amortization, depreciation and amortization expense and amortization expense. Adjusted EBITDA is defined as EBITDA plus or minus certain non-cash items or items that arise from time to time outside the ordinary course of our operations, including (i) employee stock-based compensation expense, (ii) forward-loss charges, (iii) cumulative catch-up adjustments, (iv) loss on disposition of assets, (v) Russian sanctions (excluding forward losses), (vi) M&A-related expenses, (vii) restructuring costs and (viii) other specified expenses.

(2)

This measure is not calculated in accordance with GAAP, should not be considered as a substitute for any measure calculated in accordance with GAAP and may not be comparable to similarly titled measures reported by other companies.

(3)	Adjusted EBIT is defined as Adjusted EBITDA less depreciation and amortization.
(4)	Unlevered free cash flow is defined as Adjusted EBIT less cash taxes, plus depreciation and amortization, less capital expenditures, less change in net working capital and other.

In addition to the financial measures shown in the table above, the Spirit forecasted financial information included estimates of cash tax savings for the calendar years ending December 31, 2024, 2025, 2026, 2027 and 2028 of $0, $89.2 million, $53.1 million, $32.8 million and $0, respectively, from net operating losses, tax credits and other tax attributes.

Opinion of Moelis & Company LLC, Financial Advisor to Spirit

Overview

At a meeting of the Spirit Board on June 30, 2024 to evaluate and approve the Merger, Moelis delivered an oral opinion, which was confirmed by delivery of a written opinion, dated June 30, 2024, addressed to the Spirit Board to the effect that, as of such date and based upon and subject to the assumptions made, procedures followed, matters considered and other limitations set forth in the written opinion, the Per Share Merger Consideration to be received by holders of Spirit Common Stock (other than Excluded Shares) pursuant to the Merger Agreement was fair, from a financial point of view, to such holders.

The full text of Moelis’s written opinion, dated June 30, 2024, which sets forth the assumptions made, procedures followed, matters considered and limitations on the review undertaken in connection with the opinion, is attached as Annex B to this proxy statement/prospectus and is incorporated herein by reference. Moelis’s opinion was provided for the use and benefit of the Spirit Board (solely in its capacity as such) in its evaluation of the Merger. Moelis’s opinion is limited solely to the fairness, from a financial point of view, of the Per Share Merger Consideration to be received by holders of Spirit Common Stock (other than Excluded Shares) pursuant to the Merger Agreement and does not address Spirit’s underlying business decision to effect the Merger or the relative merits of the Merger as compared to any alternative business strategies or transactions that might be available to Spirit. Moelis’s opinion does not constitute a recommendation as to how any holder of securities should vote or act with respect to the Merger or any other matter.

In arriving at its opinion, Moelis, among other things:

•	reviewed certain publicly available business and financial information, including publicly available research analysts’ financial forecasts, relating to Spirit and Boeing;

•

reviewed certain internal information relating to the business, earnings, cash flow, assets, liabilities and prospects of Spirit furnished to Moelis by Spirit, including financial forecasts provided to or discussed with Moelis by the management of Spirit (described in the section entitled “Spirit Unaudited Forecasted Financial Information” and referred to as the “Spirit forecasted financial information”);

•	reviewed information regarding the capitalization of Spirit furnished to Moelis by Spirit;

•

conducted discussions with members of the senior management and representatives of Spirit concerning the information described in the foregoing three bullets in this paragraph, as well as the businesses and prospects of Spirit generally;

•

conducted discussions with members of the senior management and representatives of Boeing concerning the information described in the first bullet in this paragraph, as well as the businesses and prospects of Boeing generally;

•	reviewed the reported prices and trading activity for Spirit Common Stock and Boeing Common Stock;

•	reviewed publicly available financial and stock market data of certain other companies in lines of business that Moelis deemed relevant;

•	reviewed the financial terms of certain other transactions that Moelis deemed relevant;

•	reviewed the execution version of the Merger Agreement; and

•	conducted such other financial studies and analyses and took into account such other information as Moelis deemed appropriate.

In connection with its analysis and opinion, Moelis, at the direction of the Spirit Board, relied on the information supplied to, discussed with or reviewed by it for purposes of its opinion being complete and accurate in all material respects. Moelis did not independently verify any such information (or assume any responsibility for the independent verification of any such information). With the consent of the Spirit Board, Moelis also relied on the representation of Spirit’s management that they were not aware of any facts or circumstances that would make any such information inaccurate or misleading. With the consent of the Spirit Board, Moelis relied upon, without independent verification, the assessment of Spirit and its legal, tax, regulatory and accounting advisors with respect to legal, tax, regulatory and accounting matters. With respect to the Spirit forecasted financial information, Moelis assumed, at the direction of the Spirit Board, that they were reasonably prepared on a basis reflecting the best then available estimates and judgments of the management of Spirit as to the future performance of Spirit. Moelis did not express any views as to the reasonableness of any financial forecasts or the assumptions on which they were based. With the consent of the Spirit Board, Moelis assumed that Boeing’s filings with the SEC complied with applicable securities laws and did not contain any material misstatements or omissions. In addition, Moelis did not make any independent evaluation or appraisal of any of the assets or liabilities (contingent, derivative, off-balance-sheet, or otherwise) of Spirit or Boeing, nor was Moelis furnished with any such evaluation or appraisal. Moelis was not provided with financial forecasts for Boeing, and, given the market capitalization of Boeing, the trading volume of Boeing Common Stock and the aggregate amount of Boeing Common Stock to be received by the Spirit Stockholders in the Merger, for purposes of its analysis, Moelis assumed, with the consent of the Spirit Board, that the value of Boeing Common Stock was the closing price per share on the last day prior to the review of its analysis by a Moelis fairness opinion committee.

Moelis’s opinion did not address Spirit’s underlying business decision to effect the Merger or the relative merits of the Merger as compared to any alternative business strategies or transactions that might be available to Spirit. Moelis’s opinion did not address any legal, regulatory, tax or accounting matters. Moelis was not asked to, and Moelis did not, offer any opinion as to any terms of the Merger Agreement or any aspect or implication of the Merger, except for the fairness of the Per Share Merger Consideration from a financial point of view to the holders of Spirit Common Stock. Moelis was not asked to, and Moelis did not, offer any opinion as to any terms of the Airbus Term Sheet or any aspect or implication of the transactions contemplated thereby. Moelis did not express any opinion as to what the value of Boeing Common Stock actually will be when issued pursuant to the Merger or the prices at which Spirit Common Stock or Boeing Common Stock may trade at any time. Moelis did not express any opinion as to fair value, viability or the solvency of Spirit or Boeing following the Closing. In rendering its opinion, Moelis assumed, with the consent of the Spirit Board, that the final executed form of the Merger Agreement would not differ in any material respect from the draft that Moelis reviewed, that the Merger would be consummated in accordance with the terms of the Merger Agreement without any waiver or modification that could be material to Moelis’s analysis, that the representations and warranties of each party set forth in the Merger Agreement were accurate and correct, and that the parties to the Merger Agreement would comply with all the material terms of the Merger Agreement. Moelis assumed, with the consent of the Spirit Board, that all governmental, regulatory or other consents or approvals necessary for the completion of the Merger would be obtained, except to the extent that could not be material to its analysis. Moelis was not authorized to solicit and did not solicit indications of interest in a possible transaction with Spirit from any party. Moelis also was not requested to, and did not, participate in the structuring or negotiation of the Merger.

Moelis’s opinion was necessarily based on economic, monetary, market and other conditions as in effect on, and the information made available to Moelis as of, the date of its opinion, and Moelis assumed no responsibility to update its opinion for developments after the date of its opinion.

Moelis’s opinion did not address the fairness of the Merger or any aspect or implication thereof to, or any other consideration of or relating to, the holders of any class of securities, creditors or other constituencies of Spirit, other than the fairness of the Per Share Merger Consideration from a financial point of view to the holders of Spirit Common Stock. In addition, Moelis did not express any opinion as to the fairness of the amount or nature of any compensation to be received by any officers, directors or employees of any parties to the Merger, or any class of such persons, relative to the Per Share Merger Consideration or otherwise. Moelis’s opinion was approved by a Moelis fairness opinion committee.

Summary of Financial Analyses

The following is a summary of the material financial analyses presented by Moelis to the Spirit Board at its meeting held on June 28, 2024, in connection with the delivery of the Moelis opinion. This summary describes the material analyses underlying Moelis’s opinion, but does not purport to be a complete description of the analyses performed by Moelis in connection with its opinion.

Some of the summaries of financial analyses below include information presented in tabular format. In order to fully understand Moelis’s analyses, the tables must be read together with the text of each summary. The tables alone do not constitute a complete description of the analyses. Considering the data described below without considering the full narrative description of the financial analyses, including the methodologies and assumptions underlying the analyses, could create a misleading or incomplete view of Moelis’s analyses.

In this summary, stock prices (i) with respect to Spirit are based on the closing share price of Spirit Common Stock on February 29, 2024 (the day prior to Spirit’s press release confirming discussions with Boeing regarding a potential transaction and which Moelis deemed to be the unaffected trading date for purposes of its analyses (the “Unaffected Date”)) and June 26, 2024, and (ii) with respect to other companies are based on closing share prices on June 26, 2024.

For purposes of its analyses, Moelis calculated implied per share value ranges based on (i) Spirit’s net debt as of March 31, 2024, excluding Spirit’s 3.250% Exchangeable Senior Notes due 2028, (ii) Spirit’s non-controlling interests as of March 31, 2024, and (iii) the number of fully diluted shares of Spirit Common Stock as of June 26, 2024, assuming the principal amount of Spirit’s 3.250% Exchangeable Senior Notes due 2028 was converted to equity as of such date, excluding the potential issuance of additional shares as a result of any make-whole premium. All such information for Spirit was provided by management of Spirit.

For purposes of Moelis’s analyses:

•	“EBITDA” was generally calculated as the relevant company’s earnings before interest, taxes, depreciation and amortization.

•

“Adjusted EBITDA” was generally calculated as the relevant company’s EBITDA, adjusted for company defined non-recurring and non-cash items and burdened by stock based compensation expense. With respect to the Adjusted EBITDA of Spirit, Moelis used the “Adjusted EBITDA (excluding forward loss reversal)” measure included in the Spirit forecasted financial information.

•	“Total Enterprise Value” (or “TEV”) was generally calculated as the market value of the relevant company’s fully diluted common equity based on its closing stock price on a specified date, plus (a) debt less (b) cash and cash equivalents plus (c) the book value of preferred stock and non-controlling interests, where applicable (in each of the foregoing cases as of the relevant company’s most recently reported quarter end).

•

The implied value of the Per Share Merger Consideration was determined to be $37.25, based on the closing price of Boeing Common Stock of $178.50 on June 26, 2024, the last day prior to the review of Moelis’s analysis by a Moelis fairness opinion committee, and the Exchange Ratio implied by such share price.

Unless the context indicates otherwise, (i) the estimates of the future financial performance for the selected publicly traded companies listed below were based on publicly available research analyst estimates for those companies, and (ii) the estimates of the future financial performance of Spirit relied upon in the financial analyses described below were based on the Spirit forecasted financial information.

Discounted Cash Flow Analysis

Utilizing the Spirit forecasted financial information and other information and data provided by Spirit management, Moelis performed a discounted cash flow (“DCF”) analysis of Spirit to calculate the present value, as of March 31, 2024, of (a) the estimated future unlevered after-tax free cash flows projected to be generated by Spirit for the nine months ending December 31, 2024 and the calendar years ending December 31, 2025 through December 31, 2028 and (b) the estimated terminal value of Spirit, taking into account the present value of Spirit’s tax attributes. For purposes of the DCF analysis, Moelis calculated unlevered free cash flow as Adjusted EBITDA less (i) cash taxes, (ii) capital expenditures and (iii) change in net working capital and other.

Moelis utilized a range of discount rates of 9.50% to 11.75% based on an estimated range of the weighted average cost of capital (“WACC”) for Spirit. The estimated WACC range was derived using the Capital Asset Pricing Model and a size premium. Moelis used the foregoing range of discount rates to calculate the present values as of March 31, 2024 of (i) the estimated unlevered after-tax free cash flows of Spirit for the nine months ending December 31, 2024 and the calendar years ending December 31, 2025 through December 31, 2028 (in each case, discounted using a mid-year discounting convention) and (ii) the estimated terminal values derived by applying a range of selected terminal multiples of 7.00x to 8.75x to Spirit’s estimated terminal year Adjusted EBITDA.

For purposes of selecting the reference range to apply to Spirit’s estimated terminal year Adjusted EBITDA, Moelis noted that (i) the low-end of the selected reference range was informed by the historical median trading multiples for Spirit during selected periods prior to the temporary grounding of the Boeing 737 MAX beginning in 2019 and the trading multiples for Spirit on the Unaffected Date and (ii) the high-end of the range was informed by the historical median trading multiple discount for Spirit to the median trading multiple of the Selected Companies (as defined below) during selected periods prior to the Boeing 737 MAX grounding and the top of the range of the middle quartiles for the historical trading multiples for Spirit during periods prior to the temporary grounding of the Boeing 737 MAX beginning in 2019. Based on the foregoing analysis and its professional judgement and experience, Moelis selected a multiple range of 7.00x to 8.75x estimated terminal year Adjusted EBITDA. Moelis then applied such multiple range to Spirit’s estimated terminal year Adjusted EBITDA provided by Spirit’s management to calculate the estimated terminal values.

In calculating the implied per share value range for Spirit Common Stock, Moelis separately calculated the net present value as of March 31, 2024 of Spirit’s tax attributes, including net operating losses, tax credits and other tax attributes, with the utilization based on cash tax savings estimates provided by Spirit’s management for calendar years ending December 31, 2024 through December, 31, 2028 (in each case, discounted using a mid-year discounting convention) and using an estimated cost of equity range for Spirit of 10.25% to 17.25%.

The DCF analysis indicated an implied per share value range for Spirit Common Stock of $17.29 to $30.24 per share. Moelis compared such implied per share value range to the implied value of the Per Share Merger Consideration of $37.25.

Selected Publicly Traded Companies Analysis

Moelis reviewed financial and stock market information of the selected publicly traded companies noted below (the “Selected Companies”), which Moelis determined, based on its professional judgment and experience, to be generally relevant in certain respects to Spirit for purposes of this analysis. In determining the publicly traded companies to use in this analysis, Moelis referenced publicly traded companies that operate in the aerospace and defense sector that are direct suppliers to aircraft manufacturers and have substantive build-to-print content, with a focus on companies with aerostructures products as part of their portfolios. Moelis excluded publicly traded companies that primarily design their own products and retain the intellectual property, or whose primary customers are aeroengine manufacturers, or that derive a significant portion of their revenue from aerospace aftermarket product sales.

The Selected Companies used by Moelis in this analysis are as follows:

•	Melrose Industries plc (“Melrose”)

•	Triumph Group, Inc. (“Triumph”)

•	Ducommun Incorporated (“Ducommun”)

•	Senior plc (“Senior”)

•	Héroux-Devtek Inc. (“Héroux-Devtek”)

•	FACC AG (“FACC”)

Moelis reviewed and analyzed, among other things, the TEV of each of the Selected Companies, as well as Spirit, as a multiple of estimated Adjusted EBITDA for each of the calendar years 2025 and 2026, in each case as of, and based on publicly available consensus research estimates as of, (i) February 29, 2024 (the Unaffected Date) and (ii) June 26, 2024. Moelis noted that, as a result of the depressed production rates at Boeing and Spirit, trading multiples for calendar year 2024 were considered to be less informative and were excluded for purposes of the Moelis analysis.

The Selected Companies and their implied TEV to estimated Adjusted EBITDA for each of the calendar years 2025 and 2026 used by Moelis in this analysis are summarized in the following table:

	Unaffected Date		June 26, 2024
	TEV / 2025E Adjusted EBITDA	TEV / 2026E Adjusted EBITDA	TEV / 2025E Adjusted EBITDA	TEV / 2026E Adjusted EBITDA
Selected Companies
Melrose	10.9x	9.7x	10.2x	8.9x
Triumph	11.4x	10.7x	9.2x	8.0x
Ducommun	8.2x	7.5x	8.5x	7.7x
Senior	6.9x	6.3x	7.2x	6.4x
Héroux-Devtek	8.3x	7.8x	9.6x	8.9x
FACC	6.1x	5.8x	9.0x	7.1x

Mean	8.7x	8.0x	8.9x	7.8x
Median	8.3x	7.6x	9.1x	7.9x

Spirit	7.2x	6.2x	9.3x	7.4x

In reviewing the characteristics of Spirit and the Selected Companies for purposes of selecting the reference ranges to apply to Spirit’s estimated financial metrics, Moelis ultimately considered Spirit as its own best reference point given that there were no other publicly traded companies whose earnings profiles were primarily attributable to the aerostructures business and who derived over 60% of their revenue from a single customer (Boeing, in the case of Spirit). Moelis noted that aerostructures businesses supplying structural components to aircraft OEMs (such as Boeing and Airbus) are typically viewed as having lower trading multiples from a valuation perspective than other portions of the aerospace supply chain (such as aeroengine or aerospace systems businesses) given that aerostructures businesses exhibit a combination of high capital intensity, lack of hard intellectual property (such as ownership of designs of components) and highly competitive pricing dynamics from a limited set of customers with single-digit EBITDA margins. Moelis also noted that Spirit itself had lower EBITDA margins as compared to the Selected Companies. Moelis considered but placed less emphasis on (i) Melrose, given that over 60% of its EBITDA was derived from its higher margin aeroengine components business, (ii) FACC, given that a single shareholder holds more than 55% of FACC’s voting rights and that FACC trades on the Vienna Stock Exchange with limited float and (iii) Héroux-Devtek due to its lack of aerostructures exposure and relatively low public float.

In determining the selected reference ranges to apply to Spirit’s estimated financial metrics, Moelis noted that (i) the low-end of the selected reference ranges was informed by the trading multiples for Spirit on the Unaffected Date and (ii) the high-end of the selected reference ranges was informed by the median trading multiple discount for Spirit to the median trading multiple of the Selected Companies on the Unaffected Date and during selected periods prior to the Boeing 737 MAX grounding.

Based on the foregoing analysis and its professional judgement and experience, Moelis selected (i) a reference range for TEV/2025E Adjusted EBITDA multiples for Spirit of 7.0x to 8.5x and (ii) a reference range for TEV/2026E Adjusted EBITDA multiples for Spirit of 6.0x to 7.5x. Moelis then applied these multiples to Spirit’s 2025E Adjusted EBITDA and 2026E Adjusted EBITDA based on the Spirit forecasted financial information. This analysis indicated implied per share value ranges for Spirit Common Stock of $21.98 to $32.60 per share (based on 2025E Adjusted EBITDA) and $16.54 to $27.57 (based on 2026E Adjusted EBITDA). Moelis compared such implied per share value ranges to the implied value of the Per Share Merger Consideration of $37.25.

Other Information

Moelis also noted for the Spirit Board certain additional factors that were not considered part of Moelis’s financial analysis with respect to its opinion but were referenced for informational purposes only, including, among other things:

Selected Precedent Transactions Analysis

Moelis reviewed and considered, but Moelis’s opinion did not rely on, financial information for six selected precedent transactions, which Moelis determined, based on its professional judgment and experience, to be generally relevant in certain respects to Spirit for purposes of this analysis. In determining the precedent transactions to use in this analysis, Moelis referenced precedent transactions that (i) were announced in the last 15 years with TEVs of at least $250 million and (ii) involved target companies that operate in the aerospace and defense sector that are direct suppliers to aircraft manufacturers and have substantive build-to-print content, with a focus on companies with aerostructures products as part of their portfolios.

In performing its analysis, Moelis reviewed and analyzed, among other things, the implied TEV of the target business for each of the selected precedent transactions as a multiple of the last twelve month (“LTM”) and next twelve month (“NTM”) EBITDA for each target business. Financial data for such selected precedent transactions were based on public filings and other publicly available information relating to the relevant transaction, and LTM and NTM EBITDA for each target company were calculated based on publicly available financial data at the time of announcement of the relevant selected precedent transaction.

Based on the foregoing analysis and its professional judgement and experience, Moelis selected (i) a reference range for TEV/LTM Adjusted EBITDA multiples for Spirit of 8.5x to 9.5x and (ii) a reference range for TEV/NTM Adjusted EBITDA multiples for Spirit of 8.0x to 9.0x. Moelis then applied these multiples to Spirit’s LTM Adjusted EBITDA as of March 31, 2024 and Spirit’s NTM Adjusted EBITDA as of March 31, 2024 based on the Spirit forecasted financial information. Under this analysis, the implied TEV for Spirit was less than Spirit’s net debt along the entire LTM multiple range and at the low-end of the NTM multiple range. As a result, this analysis indicated an implied per share value range for Spirit Common Stock of $0.00 per share based on LTM multiples and $0.00 to $2.91 per share based on NTM multiples. Moelis compared such implied per share value ranges to the implied value of the Per Share Merger Consideration of $37.25.

While Moelis reviewed and considered the selected precedent transactions, Moelis ultimately considered this analysis for reference only due to the recent historical and near-term expected financial challenges at Spirit as a result of the depressed production rates at Boeing and Spirit.

52-Week High / Low

Moelis reviewed the historical trading performance of Spirit Common Stock over a 52-week period ending June 26, 2024, which ranged from a closing share price low of $14.84 on September 21, 2023 to a closing share price high of $36.07 on March 28, 2024. For reference only, Moelis compared this share price range with the implied value of the Per Share Merger Consideration of $37.25.

Equity Research Analyst Share Price Targets

Moelis reviewed publicly available share price targets from Wall Street equity research for Spirit Common Stock published as of June 26, 2024, which ranged from $29.00 per share to $40.00 per share, with a median of $35.00 per share, and as of the Unaffected Date, which ranged from $26.00 per share to $45.00 per share, with a median of $34.00 per share. For reference only, Moelis compared these ranges with the implied value of the Per Share Merger Consideration of $37.25.

Miscellaneous

This summary of the analyses is not a complete description of Moelis’s opinion or the analyses underlying, and factors considered in connection with, Moelis’s opinion. The preparation of a fairness opinion is a complex analytical process and is not necessarily susceptible to partial analysis or summary description. Selecting portions of the analyses or summary set forth above, without considering the analyses as a whole, could create an incomplete view of the processes underlying Moelis’s opinion. In arriving at its fairness determination, Moelis considered the results of all of its analyses and did not attribute any particular weight to any factor or analysis. Rather, Moelis made its fairness determination on the basis of its experience and professional judgment after considering the results of all of its analyses.

No company or transaction used in the analyses described above is identical to Spirit or the Merger. In addition, such analyses do not purport to be appraisals, nor do they necessarily reflect the prices at which businesses or securities actually may be sold. Analyses based upon forecasts of future results are not necessarily indicative of actual future results, which may be significantly more or less favorable than suggested by such analyses. Because the analyses described above are inherently subject to uncertainty, being based upon numerous factors or events beyond the control of the parties or their respective advisors, neither Spirit nor Moelis or any other person assumes responsibility if future results are materially different from those forecasts.

Except as described in this summary, the Spirit Board imposed no other instructions or limitations on Moelis with respect to the investigations made or procedures followed by Moelis in rendering its opinion. The Per Share Merger Consideration was determined through arm’s length negotiations between the parties to the Merger Agreement and was approved by the Spirit Board. Moelis did not recommend any specific consideration to Spirit or the Spirit Board or advise Spirit or the Spirit Board that any specific amount or type of consideration constituted the only appropriate consideration in connection with the Merger.

Moelis was engaged by Spirit to render its opinion and earned a fee of $5.0 million upon delivery of its opinion, which fee was not contingent upon either the conclusion expressed in its opinion or successful consummation of the Merger. In addition, Spirit has agreed to reimburse Moelis for certain of its expenses, including the reasonable costs of Moelis’s legal counsel, and indemnify Moelis and related persons for certain liabilities, including liabilities under the federal securities laws, arising out of its engagement. Spirit selected Moelis as a financial advisor in connection with the Merger because Moelis has substantial experience in similar transactions and familiarity with Spirit. Moelis is regularly engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, strategic transactions, corporate restructurings and valuations for corporate and other purposes.

Moelis’s affiliates, employees, officers and partners may at any time own securities (long or short) of Spirit, Boeing and Airbus. In the past three years prior to the date of its opinion, Moelis did not provide investment banking or other services to Boeing. In the past three years prior to the date of its opinion, Moelis acted as a financial advisor (i) to Spirit in connection with a refinancing and capital raise that was consummated in 2023, for which Moelis received a fee of approximately $3.8 million, and (ii) a division of Airbus in connection with an acquisition transaction that was consummated in 2024, for which Moelis received a fee of approximately $4.0 million. In the future, Moelis may provide investment banking and other services to Spirit, Boeing or Airbus and may receive compensation for such services.

Certain Matters Relating to Morgan Stanley

Morgan Stanley is a global financial services firm engaged in the securities, investment management and individual wealth management businesses. Its securities business is engaged in securities underwriting, trading and brokerage activities, foreign exchange, commodities and derivatives trading, prime brokerage, as well as providing investment banking, financing and financial advisory services. Morgan Stanley and its affiliates, directors and officers may at any time invest on a principal basis or manage funds that invest, hold long or short positions, finance positions, and may trade or otherwise structure and effect transactions, for their own account or the accounts of their customers, in debt or equity securities or loans of Spirit, Boeing, Airbus or any other company, or any currency or commodity, that may be involved in the transactions contemplated by the Merger Agreement, or any related derivative instrument.

Under the terms of its engagement letter, Morgan Stanley provided the Spirit Board with financial advisory services in connection with the Merger. Spirit has agreed to pay Morgan Stanley for its services in connection with the Merger an aggregate fee, a significant portion of which is contingent upon the closing of the Merger, which is estimated, as of the date of this proxy statement/prospectus, to be approximately $51.0 million. Spirit has also agreed to reimburse Morgan Stanley for its reasonable expenses, including fees of outside counsel and other professional advisors, incurred in connection with its engagement. In addition, Spirit has agreed to indemnify Morgan Stanley and its affiliates, their respective officers, directors, employees, advisors and agents and each other person, if any, controlling Morgan Stanley or any of its affiliates against certain losses, claims, damages and liabilities relating to or arising out of or in connection with Morgan Stanley’s engagement. Morgan Stanley has also received and expects to receive aggregate fees of between $5.0 million and $15.0 million in connection with the Morgan Stanley Bridge Facility.

As of May 28, 2024 (the latest date of relationship disclosure provided to the Spirit Board), Morgan Stanley held an aggregate interest of between 3% and 4% in Spirit Common Stock, between 1% and 2% in Boeing Common Stock and between 1% and 2% in the common stock of Airbus, which interests were held in connection with Morgan Stanley’s (i) investment management business, (ii) wealth management business, including client discretionary accounts or (iii) ordinary course trading activities, including hedging activities. In the two years prior to May 28, 2024, Morgan Stanley and its affiliates provided financing services to Spirit and received aggregate fees of between $15.0 million and $25.0 million for such services. In the two years prior to May 28, 2024, Morgan Stanley and its affiliates provided financing services to Boeing and received aggregate fees of between $5.0 million and $10.0 million for such services. Morgan Stanley was, as of May 28, 2024, and currently is providing financial advisory services to an affiliate of Boeing, unrelated to the Merger, for which Morgan Stanley expects to receive customary fees if the relevant transaction is completed. Morgan Stanley expects that such fees would be less than the fees Morgan Stanley would receive from Spirit in connection with the Merger. In the two years prior to May 28, 2024, Morgan Stanley and its affiliates provided financing services to Airbus and received aggregate fees of less than $2.0 million for such services. Morgan Stanley was, as of May 28, 2024, and currently is providing financial advisory services to an affiliate of Airbus, unrelated to the Merger, for which Morgan Stanley expects to receive customary fees if the relevant transaction is completed. Morgan Stanley expects that such fees would be less than the fees Morgan Stanley would receive from Spirit in connection with the Merger. In addition, Morgan Stanley or an affiliate thereof is a lender to each of Boeing and Airbus and, as a result of the Morgan Stanley Bridge Facility, Spirit. Morgan Stanley may seek to provide financial advisory and financing services to Spirit, Boeing and Airbus and their respective affiliates in the future and would expect to receive fees for the rendering of these services.

Interests of Certain Spirit Directors and Executive Officers in the Merger

In considering the recommendation of the Spirit Board that Spirit Stockholders vote ”FOR” the Merger Agreement Proposal, Spirit Stockholders should be aware that Spirit’s executive officers and nonemployee directors have interests in the Merger that may be different from, or in addition to, those of Spirit Stockholders generally. The Spirit Board was aware of and considered these interests, among other matters, in approving the Merger Agreement and the Merger and in recommending that Spirit Stockholders vote their shares of Spirit Common Stock in favor of the Merger Agreement Proposal, the Advisory Compensation Proposal and the Adjournment Proposal.

Executive Officers and Nonemployee Directors

For purposes of this disclosure, Spirit’s named executive officers are:

Name	Position
Patrick M. Shanahan	President and Chief Executive Officer
Irene M. Esteves(1)	Executive Vice President and Chief Financial Officer
Scott M. McLarty	Senior Vice President, Airbus and Regional/Business Jets Programs
William E. Brown(2)	Former Senior Vice President, Quality
Alan W. Young(3)	Former Senior Vice President and Chief Procurement Officer
Mark J. Suchinski(4)	Former Senior Vice President and Chief Financial Officer
Duane F. Hawkins(5)	Former Executive Vice President; President, Defense and Space Division
Thomas C. Gentile III(6)	Former President and Chief Executive Officer
Samantha J. Marnick(7)	Former Executive Vice President, Chief Operating Officer and President, Commercial

(1)

Ms. Esteves was appointed to the position of Executive Vice President and Chief Financial Officer of Spirit on June 4, 2024 following Mark J. Suchinski’s resignation as Senior Vice President and Chief Financial Officer of Spirit.

(2)

Mr. Brown retired from his role as Senior Vice President, Quality of Spirit effective March 17, 2024 and following such retirement has continued his employment as a Senior Advisor to Spirit to facilitate an orderly transition through March 15, 2025 (or such other date mutually agreed).

(3)	Mr. Young separated from employment with Spirit effective July 18, 2024.
(4)	Mr. Suchinski resigned as Senior Vice President and Chief Financial Officer of Spirit effective June 4, 2024.
(5)

Mr. Hawkins retired from his role as Executive Vice President of Spirit and President, Defense and Space Division of Spirit effective April 1, 2023, and following such retirement continued his employment as a Senior Advisor to Spirit to facilitate an orderly transition through April 1, 2024.

(6)	Mr. Gentile separated from employment with Spirit effective September 30, 2023.
(7)	Ms. Marnick separated from employment with Spirit effective November 27, 2023.

In accordance with SEC rules, this disclosure also covers current and former executive officers of Spirit who served as executive officers at any time since January 1, 2023 and who are currently active employees of Spirit (collectively, the “Other Covered Employees”). The Other Covered Employees comprise Sean Black (Senior Vice President, Engineering and R&T); Terry George (Senior Vice President of Wichita and Tulsa Operations); Kailash Krishnaswamy (Senior Vice President and Chief Procurement Officer); Mark Miklos (Senior Vice President of Spirit AeroSystems Defense & Space); Justin Welner (Senior Vice President and Chief Administration Officer & Compliance Officer); Gregg Brown (Senior Vice President Global Quality); and Damon Ward (Vice President, Corporate Controller).

For purposes of this disclosure, Spirit’s nonemployee directors are: Robert D. Johnson; Stephen A. Cambone; Jane P. Chappell; William A. Fitzgerald; Paul E. Fulchino; Ronald T. Kadish; John L. Plueger; James R. Ray, Jr.; and Laura H. Wright.

Certain Assumptions

Except as otherwise specifically noted, for purposes of quantifying the potential payments and benefits described in this section, the following assumptions were used:

•	the Effective Time is July 31, 2024, which is the assumed date of the Closing solely for purposes of the disclosure in this section;

•

the relevant price per share of Spirit Common Stock is $34.01, which is the average closing price per share of Spirit Common Stock as reported on the NYSE over the first five business days following the first public announcement of the Merger on July 1, 2024;

•

each executive officer of Spirit experiences a qualifying termination of employment (i.e., a termination of employment by Spirit and/or Boeing without “cause” or, to the extent applicable, by the executive officer for “good reason,” as such terms are defined in the relevant plans and agreements) immediately following the assumed Effective Time of July 31, 2024;

•	at the Effective Time, the performance metrics applicable to Spirit PSUs will be deemed to have been achieved at the target level of performance when such PSUs convert to time-vesting Spirit RSUs;

•

the potential payments and benefits described in this section are not subject to a “cutback” to avoid the “golden parachute” excise tax that may be imposed under Section 4999 of the Internal Revenue Code of 1986, as amended (the “Code”);

•	executive officers’ salary and total eligible target cash bonus levels are as in effect as of the date of this proxy statement/prospectus; and

•

amounts included herein do not attempt to forecast any additional equity grants or other awards or forfeitures that may occur prior to the Closing Date following the assumed Effective Time of July 31, 2024.

As the amounts indicated below are estimates based on multiple assumptions that may or may not actually occur or be accurate as of the date referenced, the actual amounts, if any, that may be paid or become payable may materially differ from the amounts set forth below.

Treatment and Quantification of Spirit Equity Awards

Each of Spirit’s directors, named executive officers and Other Covered Employees will be entitled to receive, for each vested share of Spirit common stock such individual holds, the Per Share Merger Consideration in the same manner as other Spirit Stockholders.

With respect to Spirit equity awards, the awards held by nonemployee directors, Spirit named executive officers and Other Covered Employees will be treated the same as the Spirit equity awards held by employees generally, as described in the section entitled “The Merger—Treatment of Spirit Equity Awards and ESPP” beginning on page 123 of this proxy statement/prospectus.

At the Effective Time, each Spirit restricted share and Spirit RSU held by the nonemployee members of the Spirit Board, whether vested or unvested, will convert into the right to receive shares of Boeing Common Stock in the manner described for Specified Awards in the section entitled “The Merger—Treatment of Spirit Equity Awards and the ESPP” beginning on page 123 of this proxy statement/prospectus. Based on the assumptions described under the section entitled “—Interests of Certain Spirit Directors and Executive Officers in the Merger—Certain Assumptions,” the estimated aggregate amount that would become payable to Spirit’s nine nonemployee directors in respect of their Spirit restricted shares is $1,040,366 and in respect of their Spirit RSUs is $2,680,363.

At the Effective Time, each Spirit RSU and Spirit PSU held by Spirit’s executive officers will be treated in the manner described in the section entitled “The Merger—Treatment of Spirit Equity Awards and the ESPP” beginning on page 123 of this proxy statement/prospectus, and will remain subject to the same time-based vesting conditions and other terms and conditions as were applicable immediately prior to and after giving effect to the Effective Time (except that the performance metrics applicable to Spirit’s PSUs shall not apply from and after the Effective Time). Each converted Spirit RSU and Spirit PSU will immediately vest and become nonforfeitable in the event that an executive officer experiences a qualifying termination of employment by Spirit and/or Boeing during the period beginning 30 days prior to, and ending two years following the Effective Time (other than the equity awards described below for Mr. Shanahan and Ms. Esteves, which vest upon certain qualifying terminations pursuant to their individual award agreements and employment agreements), as further described in the section entitled “—Severance Payments Upon a Qualifying Termination Prior to or Following the Effective Time.” See the section entitled “—Interests of Certain Spirit Directors and Executive Officers in the Merger—Quantification of Potential Payments and Benefits to Spirit’s Named Executive Officers” for an estimate of the amounts that would become payable to each Spirit named executive officer in respect of their Spirit RSUs and Spirit PSUs. Based on the assumptions described above under the section entitled “—Interests of Certain Spirit Directors and Executive Officers in the Merger—Certain Assumptions,” the estimated aggregate amount that would become payable upon a qualifying termination to Other Covered Employees as a group in respect of their unvested converted Spirit RSUs is $3,754,296 and unvested converted Spirit PSUs is $3,999,202.

Severance Payments Upon a Qualifying Termination Prior to or Following the Effective Time

Senior Management Severance Plan

On July 31, 2024, the Spirit Board adopted the Senior Management Severance Plan, effective as of July 30, 2024, pursuant to which employees with the title Director and above may become eligible to receive severance payments and benefits upon certain qualifying termination events. The Senior Management Severance Plan provides for severance benefits in the event of a participant’s “qualifying termination,” which is a termination of employment without “cause” or for “good reason.” All severance benefits are offset by statutory severance provided by applicable law and other termination-related payments provided by the participant’s employment or service agreement, as applicable. Additionally, all severance benefits are conditioned on the participant signing and not revoking a general release of claims and complying with the terms of any restrictive covenants, including non-competition, non-solicitation, non-disparagement and confidentiality covenants. If a participant experiences a qualifying termination, such participant will be entitled to receive (i) a cash lump sum equal to 12 months of the participant’s then current annual base salary and (ii) an additional cash lump sum equal to the cost of COBRA medical and dental benefits coverage for a period of 12 months. Spirit also provides post-termination severance compensation through individual agreements with Mr. Shanahan and Ms. Esteves as described below.

The potential value of the payments and benefits that Spirit’s named executive officers may receive on a qualifying termination under the senior management severance plan and individual agreements is shown in the section entitled “—Quantification of Potential Payments and Benefits to Spirit Named Executive Officers” beginning on page 114 of this proxy statement/prospectus. The aggregate estimated value of the payments and benefits that the Other Covered Employees may receive on a qualifying termination, based on the assumptions described in the section entitled “—Interests of Certain Spirit Directors and Executive Officers in the Merger—Certain Assumptions,” is $3,130,000.

Employment and Individual Award Agreements with Mr. Shanahan

On June 30, 2024, in connection with the signing of the Merger Agreement, Spirit granted a one-time award of restricted stock units to Mr. Shanahan (the “CEO Retention RSU Grant”). The CEO Retention RSU Grant will vest upon the earlier of (a) the one-year anniversary of the grant date and (b) the completion of the Merger, subject to Mr. Shanahan’s continued employment with Spirit through such date. If Mr. Shanahan’s employment is terminated by Spirit without cause or by Mr. Shanahan for good reason, then, for as long as Mr. Shanahan complies with his continuing obligations under his employment agreement, including non-competition, non-solicitation and other restrictive covenants, and contingent upon Mr. Shanahan’s timely execution and non-revocation of a release of claims in favor of Spirit and its affiliates, the CEO Retention RSU Grant would be treated as 100% vested.

Pursuant to Mr. Shanahan’s employment agreement, in the event of a qualifying termination within one year of a change in control, then Mr. Shanahan will be eligible to receive cash severance equal to one year’s annualized base salary, and if such qualifying termination occurs prior to September 30, 2024, then Mr. Shanahan will also be eligible to receive additional cash severance equal to the portion of his annualized base salary that he would have otherwise received during the one-year period of employment following September 30, 2023, but for the qualifying termination. Further, pursuant to Mr. Shanahan’s employment agreement and individual award agreement, if he experiences a qualifying termination, regardless of whether a change in control has occurred, then the RSU award granted on September 30, 2023 in connection with his employment will become fully vested as of the date of such qualifying termination. The potential severance benefits described above are subject to Mr. Shanahan’s continued compliance with the confidentiality, non-competition and non-solicitation covenants set forth in the employment agreement and satisfaction of a release of claims requirement.

Employment and Individual Award Agreements with Ms. Esteves

Under Ms. Esteves’s employment agreement, if a qualifying termination occurs within six months of June 5, 2024 (including following a change in control), then, for as long as Ms. Esteves complies with her continuing obligations under the employment agreement, including non-competition, non-solicitation and other restrictive covenants, she is entitled to full acceleration of her one-time RSU award granted on June 5, 2024. In addition, the employment agreement provides that Ms. Esteves is eligible to receive a retention bonus payable in a lump sum amount of $250,000 if she remains employed by Spirit through the earlier of April 1, 2025 or a change in control.

Retirement Agreement and General Release with Mr. Brown

On February 20, 2024, Spirit and William E. Brown entered into a Retirement Agreement and General Release (the “Brown Retirement Agreement”), pursuant to which Mr. Brown resigned as an executive officer effective March 17, 2024. Mr. Brown currently serves as Senior Advisor to Spirit, which service is expected to continue through March 15, 2025, or such other date as may be mutually agreed (the “Retirement Date”). Mr. Brown will continue to receive his current base salary through the Retirement Date, and Mr. Brown is eligible to receive a prorated bonus for the period from January 1, 2024 until the Retirement Date based on a target award opportunity of 100% of his annual base salary, subject to actual achievement of performance under the STIP. Mr. Brown is not entitled to receive any new equity grants for 2025, and the equity awards previously granted to him under the Amended and Restated 2014 Omnibus Incentive Plan will continue to vest until the Retirement Date in accordance with their terms, which include, by reason of Mr. Brown’s retirement after reaching age 62, accelerated vesting of certain time-based awards and prorated accelerated vesting of certain performance-based awards, subject to satisfaction of performance conditions. The Brown Retirement Agreement also contains non-competition and non-solicitation provisions, as well as confidentiality and non-disparagement provisions and a general release of claims against Spirit.

Retirement Agreement and General Release with Mr. Hawkins

On January 16, 2023, Spirit and Duane Hawkins entered into a Retirement Agreement and General Release (the “Hawkins Retirement Agreement”), pursuant to which Mr. Hawkins resigned as an executive officer effective April 1, 2023, and continued his employment as Senior Advisor to Spirit until April 1, 2024. Pursuant to the Hawkins Retirement Agreement, upon his retirement, certain time-based equity awards and a pro-rata portion of his performance-based equity awards accelerated, subject to satisfaction of performance conditions. Mr. Hawkins is also eligible to receive a prorated bonus for the period between January 1, 2024 and April 1, 2024 based on a target award opportunity of 75% of his annual base salary, subject to actual achievement of performance under the STIP. The Hawkins Retirement Agreement also contains non-competition and non-solicitation provisions, as well as confidentiality and non-disparagement provisions and a general release of claims against Spirit.

Perquisite Allowance Plan

In the event of an executive’s qualifying termination 30 days prior to, or two years following, a change in control, the Spirit Perquisite Allowance Plan provides for payment of the remaining unused portion of such executive’s allowance for the calendar year in which the qualifying termination occurs.

The potential value of the payments and benefits that Spirit’s named executive officers may receive on a qualifying termination under the Spirit Perquisite Allowance Plan described above is shown in the section entitled “—Quantification of Potential Payments and Benefits to Spirit Named Executive Officers” beginning on page 114 of this proxy statement/prospectus. The aggregate estimated value of the payments and benefits that the Other Covered Employees may receive on a qualifying termination, based on the assumptions described in the section entitled “—Interests of Certain Spirit Directors and Executive Officers in the Merger—Certain Assumptions” is $44,189.

Long-Term Incentive Program

Pursuant to Spirit’s Long-Term Incentive Program (“LTIP”), upon a participant’s qualifying termination 30 days prior to, or two years following a change in control, such participant will receive a cash award equal to the dollar value of the long-term incentive award that would have been made to such participant in the ordinary course of business within the 12-month period following the date of such qualifying termination, based on such participant’s annual base pay in effect on the date of the qualifying termination.

The potential value of the payments and benefits that Spirit’s named executive officers may receive on a qualifying termination under the LTIP described above is shown in the section entitled “—Quantification of Potential Payments and Benefits to Spirit Named Executive Officers” beginning on page 114 of this proxy statement/prospectus. The aggregate estimated value of the payments and benefits that the Other Covered Employees may receive on a qualifying termination, based on the assumptions described in the section entitled “—Interests of Certain Spirit Directors and Executive Officers in the Merger—Certain Assumptions” is $3,449,000.

Treatment of Annual Bonuses

In the event that the Closing occurs on or prior to the end of the applicable performance period for annual incentives in respect of the calendar year in which the Closing occurs, or prior to the payment of such annual incentives, Spirit employees, including the Spirit named executive officers and the Other Covered Employees, will be eligible to receive an annual bonus for such calendar year based on actual performance, which will be determined as provided in the Merger Agreement.

Additionally, pursuant to the terms of the Spirit Short-Term Incentive Program (“STIP”), upon a participant’s qualifying termination 30 days prior to, or two years following, a change in control, such participant will be entitled to receive his or her STIP benefit for the full plan year in which the qualifying termination occurs, with such performance metrics deemed achieved at the target level of performance.

The potential value of the annual bonus payments that Spirit’s named executive officers may receive at the Effective Time is shown in the section entitled “—Quantification of Potential Payments and Benefits to Spirit Named Executive Officers” beginning on page 114 of this proxy statement/prospectus. The aggregate estimated value of the annual bonus payments that the Other Covered Employees may receive at the Effective Time, based on the assumptions described in the section entitled “—Interests of Certain Spirit Directors and Executive Officers in the Merger—Certain Assumptions” is $2,459,250.

Retention Bonuses

Under the Merger Agreement, Spirit may establish a cash retention bonus program in the aggregate amount of $50 million (the “Retention Bonuses”) for the benefit of certain Spirit employees (including certain of Spirit’s named executive officers and Other Covered Employees). The Retention Bonuses are payable in two tranches, subject in each case to the recipient’s continued employment through the applicable payment date. In each case, the first 50% of the Retention Bonus will vest and become payable on the earlier of (a) December 15, 2024, and (b) the Closing Date; and the remaining 50% of the Retention Bonus will vest and become payable on the next regularly scheduled payroll date following the earlier of (a) the 90th day following the Closing Date and (b) the termination of the Merger Agreement. In the event of a recipient’s qualifying termination (as defined in the participant’s underlying cash retention bonus agreement) following the Closing, and to the extent the second tranche has not yet vested or been paid, the second tranche will immediately become vested and payable. Additionally, pursuant to her employment agreement, Ms. Esteves is eligible to receive a retention bonus payable in a lump sum amount of $250,000 if she remains employed by Spirit through the earlier of April 1, 2025 or a change in control (which the Merger would constitute). The amounts of the Retention Bonuses that have been approved as of the date of this proxy statement/prospectus that Spirit’s named executive officers may receive are shown in the section entitled “—Quantification of Potential Payments and Benefits to Spirit’s Named Executive Officers” beginning on page 114 of this proxy statement/prospectus. The aggregate expected value of the retention bonus payments that the Other Covered Employees may receive is $4,510,000.

280G Mitigation Actions

In connection with the Merger, Spirit may, subject to prior consultation with Boeing, take certain tax-planning actions to mitigate any adverse tax consequences under the “golden parachute” provisions of Sections 280G and 4999 of the Code that could arise in connection with the completion of the Merger. The tax-planning and mitigation actions may include accelerating cash payments that would have vested and otherwise become payable in calendar year 2025 or 2026 in the ordinary course of business, and accelerating settlement of equity incentive awards that would have vested and otherwise become payable in calendar year 2025 or thereafter. As of the date of this proxy statement/prospectus, the Spirit Board or a committee thereof has not approved specific actions that it will take to mitigate the potential impact of the excise tax imposed on amounts that constitute “excess parachute payments” under Section 280G of the Code on any affected individuals (including Spirit’s executive officers).

Compensation Arrangements with Boeing

Prior to the Effective Time, Boeing may in its discretion initiate negotiations of agreements, arrangements and understandings with certain of Spirit’s executive officers regarding compensation and benefits and may enter into definitive agreements with certain of Spirit’s executive officers regarding continued employment with, or the right to purchase or participate in the equity of, Boeing or one or more of its affiliates. As of the date of this proxy statement/prospectus, no such agreements, arrangements or understandings have been entered into between any of Spirit’s executive officers and Boeing.

Indemnification; Directors’ and Officers’ Insurance

The Merger Agreement provides that directors and officers of Spirit will have the right to indemnification and continued coverage under directors’ and officers’ liability insurance policies for a period of six years following the Effective Time. For additional information, see the section entitled “The Merger Agreement—Indemnification; Directors’ and Officers’ Insurance” beginning on page 150 of this proxy statement/prospectus.

Quantification of Potential Payments and Benefits to Spirit’s Named Executive Officers

In accordance with Item 402(t) of Regulation S-K, the table below sets forth, for each Spirit named executive officer, estimates of the amounts of compensation that are based on or otherwise relate to the Merger and that will or may become payable to such Spirit named executive officer either immediately at the Effective Time (i.e., on a “single-trigger” basis) or in the event of a qualifying termination of employment following the Merger (i.e., on a “double-trigger” basis). Spirit Stockholders are being asked to approve, on a non-binding, advisory basis, such compensation of the Spirit named executive officers. Because the vote to approve such compensation is an advisory vote, it will not be binding on Spirit, the Spirit Board or Boeing. Accordingly, if the Merger Agreement Proposal is approved by the Spirit Stockholders and the Merger is completed, such compensation will be payable regardless of the outcome of the vote to approve such compensation, subject only to the conditions applicable thereto, which are described in the footnotes to the tables below and in this “—Interests of Certain Spirit Directors and Executive Officers in the Merger” section of this proxy statement/prospectus.

The potential payments shown in the table below are quantified in accordance with Item 402(t) of Regulation S-K. The estimated values are based on the assumptions described above. Additionally, the figures included in the table for Scott M. McLarty were calculated based on the exchange rate in effect on July 31, 2024 of $1.27390 to £1. The amounts shown in the table below are estimates based on multiple assumptions, including assumptions described in this proxy statement/prospectus, that may or may not actually occur and do not attempt to forecast certain compensation actions that may occur before the Effective Time, including any additional equity award grants, issuances, vesting events or forfeitures that may occur prior to the Effective Time. As a result, the amounts, if any, actually received by a Spirit named executive officer may materially differ from the amounts set forth in the table below.

Golden Parachute Compensation

Named Executive Officer	Cash ($)(1)	Equity ($)(2)	Perquisites / Benefits ($)(3)	Total ($)(4)
Patrick M. Shanahan	2,338,462	26,127,672	45,000	28,511,134
Irene M. Esteves	3,050,000	4,747,728	27,600	7,825,328
Scott M. McLarty	1,683,077	1,698,119	21,156	3,402,352
William E. Brown	780,923	1,633,160	—	2,414,083
Alan W. Young(5)	—	—	—	—
Mark J. Suchinski(6)	—	—	—	—
Duane F. Hawkins	108,402	1,198,138	–	1,306,540
Thomas C. Gentile III(6)	—	—	—	—
Samantha J. Marnick(6)	—	—	—	—

(1)

The cash amounts payable to the named executive officers currently employed by Spirit consist of (i) cash severance equal to 12 months of the named executive officer’s then current annual base salary (and, for Mr. Shanahan, an additional amount equal to the remaining amount of his base salary that he would receive if he remained employed through September 30, 2024), with such amounts payable in a lump sum, (ii) a cash bonus for the 2024 calendar year, which is assumed to be payable at the “target” level of performance (other than for Mr. Shanahan and Ms. Esteves, who are not eligible to participate in the STIP), (iii) a cash amount equal to the dollar value of the long-term incentive award that would have been made to the participant in the ordinary course of business within the 12-month period following July 31, 2024 (other than for Mr. Shanahan and Ms. Esteves, who are not eligible for such payment), (iv) the named executive officer’s retention bonus, if any, granted under the retention program described in “—Retention Bonuses” and (v) a sign-on retention bonus for Ms. Esteves, which is a “single-trigger” in nature in that it is payable upon the earlier of April 1, 2025 and the Closing. For further details regarding the cash amounts that may become payable to Spirit’s named executive officers, see “—Interests of Certain Spirit Directors and Executive Officers in the Merger—Severance Payments Upon a Qualifying Termination Prior to or Following the Effective Time.”

The estimated amount of each such payment is shown in the following table:

Named Executive Officer	Cash Severance ($)	Annual Bonus ($)	LTIP Cash Award ($)	Retention Bonus ($)(c)	Sign-On Retention Bonus ($)	Total ($)
Patrick M. Shanahan	2,338,462	—	—	—	—	2,338,462
Irene M. Esteves	700,000	—	—	2,100,000	$250,000	3,050,000
Scott M. McLarty	467,521	514,273	701,282	—	—	1,683,077
William E. Brown(a)	300,923	480,000	—	—	—	780,923
Alan W. Young	—	—	—	—	—	—
Mark J. Suchinski	—	—	—	—	—	—
Duane F. Hawkins(b)	—	108,402	—	—	—	108,402
Thomas C. Gentile III	—	—	—	—	—	—
Samantha J. Marnick	—	—	—	—	—	—

(a)

Amounts included for Mr. Brown reflect certain cash payments pursuant to the Brown Retirement Agreement as described in “—Interests of Certain Spirit Directors and Executive Officers in the Merger— Retirement Agreement and General Release with Mr. Brown.”

(b)

Amounts included for Mr. Hawkins reflect certain cash payments pursuant to the Hawkins Retirement Agreement as described in “—Interests of Certain Spirit Directors and Executive Officers in the Merger— Retirement Agreement and General Release with Mr. Hawkins.”

(c)	Amount included for Ms. Esteves represents a retention bonus in the amount of three times her annual base salary, granted under the retention program as described in “—Retention Bonuses.”
(2)

For each named executive officer that is currently employed by Spirit, represents the value of the converted Spirit RSUs and Spirit PSUs that will vest and become payable upon a qualifying termination of employment by Spirit and/or Boeing pursuant to the terms of the Amended and Restated 2014 Omnibus Incentive Plan (as may be amended from time to time) (and for Mr. Shanahan, upon his qualifying termination pursuant to the terms of his applicable award agreements and employment agreement with Spirit; and for Ms. Esteves, upon her qualifying termination pursuant to the terms of her applicable award agreement and employment agreement with Spirit). The accelerated vesting of unvested converted Spirit RSUs and unvested converted Spirit PSUs held by the named executive officers that are currently employed by Spirit are “double-trigger” payments (other than in the case of those held by Mr. Shanahan and Ms. Esteves, which vest upon a qualifying termination regardless of a change in control), which means that they will vest and become payable only upon a qualifying termination of employment within 30 days prior to or 24 months following the Closing. For further details regarding the treatment of the Spirit equity awards held by the named executive officers, see “—Interests of Certain Spirit Directors and Executive Officers in the Merger—Treatment and Quantification of Spirit Equity Awards,” and “—Interests of Certain Spirit Directors and Executive Officers in the Merger—Severance Payments Upon a Qualifying Termination Prior to or Following the Effective Time.” The estimated amount of each such payment is shown in the following table:

	Outstanding Spirit PSUs		Outstanding Spirit RSUs
Named Executive Officer	Number (#)	Value ($)	Number (#)	Value ($)	Total ($)
Patrick M. Shanahan	—	—	768,235	26,127,672	26,127,672
Irene M. Esteves(a)	—	—	139,598	4,747,728	4,747,728
Scott M. McLarty	29,080	989,011	20,850	709,109	1,698,119
William E. Brown(b)	22,803	775,530	25,217	857,630	1,633,160
Alan W. Young	—	—	—	—	—
Mark J. Suchinski	—	—	—	—	—
Duane F. Hawkins(c)	18,018	612,792	17,211	585,346	1,198,138
Thomas C. Gentile III	—	—	—	—	—
Samantha J. Marnick	—	—	—	—	—

(a)	Amounts for Ms. Esteves include any outstanding equity granted prior to June 4, 2024, when Ms. Esteves was serving as a non-employee director of Spirit.
(b)

Pursuant to the Brown Retirement Agreement, Mr. Brown is entitled to accelerated vesting of his time-based awards and a pro-rata portion of his outstanding performance-based awards, subject to satisfaction of performance conditions. Such outstanding performance-based awards will vest in connection with the Merger based upon actual performance as determined pursuant to the Merger Agreement.

(c)

Pursuant to the Hawkins Retirement Agreement, Mr. Hawkins is entitled to accelerated vesting of his time-based awards and a pro-rata portion of his outstanding performance-based awards, subject to satisfaction of performance conditions. Such outstanding performance-based awards will accordingly vest in connection with the Merger based upon actual performance as determined pursuant to the Merger Agreement.

(3)

The estimated amounts shown in this column consist of (i) a lump sum payment representing group health & welfare benefit coverage for a period of 12 months following a qualifying termination and (ii) an amount equal to any remaining unused portion of the perquisite allowance under the Spirit Perquisite Allowance Plan for the current calendar year at the time the qualifying termination occurs. For further details see “—Interests of Certain Spirit Directors and Executive

Officers in the Merger—Severance Payments Upon a Qualifying Termination Prior to or Following the Effective Time.”
(4)

These amounts do not take into account any potential cutback that may apply to the payments and benefits to be received by a Spirit named executive officer in order to avoid the adverse tax consequences of Section 280G of the Code. Such cutback would apply only if it would put the named executive officer in a better after-tax position.

(5)

Mr. Young, who is included in this table as a named executive officer of Spirit, separated from Spirit within 30 days prior to the assumed Closing Date of July 31 2024, and is no longer employed by Spirit. Mr. Young is not expected to receive any benefits in connection with the Merger that are different from those received by Spirit Stockholders generally. In connection with Mr. Young’s actual separation from Spirit, effective as of July 18, 2024, Mr. Young entered into a Separation Agreement and General Release on July 20, 2024 and received certain severance payments and benefits as described in Spirit’s Current Report on Form 8-K filed with the SEC on July 22, 2024.

(6)

Each of Mr. Suchinski, Mr. Gentile and Ms. Marnick is included in this table as a named executive officer of Spirit. In each case, however, he or she is no longer employed by Spirit and is not expected to receive any benefits in connection with the Merger that are different from those received by Spirit Stockholders generally.

Board of Directors and Management of Boeing Following Completion of the Merger

Upon completion of the Merger, the current directors and executive officers of Boeing are expected to continue in their current positions, other than as may be publicly announced by Boeing in the normal course.

U.S. Federal Income Tax Consequences of the Merger

Overview

The following describes the U.S. federal income tax consequences of the Merger to U.S. Holders (as defined below) of Spirit Common Stock. The following description is based on the Internal Revenue Code of 1986, as amended (the “Code”), the Treasury Regulations promulgated under the Code and judicial and administrative interpretations of those laws, in each case as in effect and available as of the date of this proxy statement/prospectus and all of which are subject to change or differing interpretations, possibly with retroactive effect. Any such change or differing interpretation could affect the tax consequences described below. There can be no assurance that the Internal Revenue Service (“IRS”) or courts will not adopt a position that is contrary to the following description.

The following description is limited to U.S. Holders who hold their Spirit Common Stock as a “capital asset” (generally, property held for investment purposes). The following description does not address all tax considerations that may be relevant to a particular type of person in light of their particular circumstances. In particular, the following description does not address the U.S. federal income tax consequences of the Merger to persons subject to special treatment under the U.S. federal income tax laws, such as:

•	dealers or traders in securities or currencies;

•	banks, financial institutions or insurance companies;

•	real estate investment trusts or regulated investment companies;

•	grantor trusts;

•	persons that hold their Spirit Common Stock as part of a position in a straddle or as part of a hedging, conversion or other risk reduction transaction for U.S. federal income tax purposes;

•	U.S. expatriates and certain former citizens or long-term residents of the United States;

•	tax-exempt entities;

•	persons who hold their Spirit Common Stock through individual retirement accounts or other tax-deferred accounts;

•	persons whose functional currency is not the U.S. dollar;

•	persons who acquired their Spirit Common Stock pursuant to the exercise of warrants or conversion rights under convertible instruments;

•	persons who acquired their Spirit Common Stock pursuant to the exercise of employee stock options or otherwise as compensation or in connection with the performance of services; and

•	persons who own their Spirit Common Stock through partnerships or other pass-through entities.

In addition, the following description does not address (i) any U.S. federal non-income tax consequences of the Merger, including estate, gift or other tax consequences; (ii) any state, local or non-U.S. tax consequences of the Merger; or (iii) the tax on net investment income or the alternative minimum tax.

If an entity (or an arrangement) treated as a partnership for U.S. federal income tax purposes holds Spirit Common Stock, the tax treatment of a partner in the partnership generally will depend on the status of the partner, the activities of the partnership and certain determinations made at the partner level. Partnerships and partners in such a partnership should consult their own tax advisors about the tax consequences of the Merger to them.

For purposes of the following description, a “U.S. Holder” is a beneficial owner of Spirit Common Stock that is, for U.S. federal income tax purposes:

•	an individual who is a citizen or a resident of the United States;

•	a corporation, or other entity taxable as a corporation for U.S. federal income tax purposes, created or organized under the laws of the United States or any state thereof or the District of Columbia;

•	an estate the income of which is subject to U.S. federal income taxation regardless of its source; or

•

a trust, if it (1) is subject to the primary supervision of a U.S. court and one or more United States persons have the authority to control all substantial decisions of the trust, or (2) has a valid election in effect under applicable Treasury Regulations to be treated as a United States person for U.S. federal income tax purposes.

DETERMINING THE TAX CONSEQUENCES OF THE MERGER MAY BE COMPLEX. U.S. HOLDERS SHOULD CONSULT THEIR OWN TAX ADVISORS WITH RESPECT TO THE U.S. FEDERAL, STATE AND LOCAL AND NON-U.S. TAX CONSEQUENCES OF THE MERGER IN LIGHT OF THEIR PARTICULAR CIRCUMSTANCES.

U.S. Federal Income Tax Consequences of the Merger in General

The U.S. federal income tax consequences of the Merger will depend primarily upon whether the Merger qualifies as a “reorganization” under Section 368(a) of the Code. It is possible that, because it is structured as a transaction involving Spirit Stockholders’ receipt of consideration solely in the form of Boeing Common Stock (other than cash received in lieu of fractional shares of Boeing Common Stock), the Merger may qualify as such a “reorganization.”

For the reasons discussed below, however, no assurance can be given that the IRS will not challenge the treatment of the Merger as a “reorganization” under Section 368(a) of the Code or that a court would not sustain such a challenge.

The Merger is not conditioned on a ruling from IRS or an opinion of counsel that the Merger qualifies as a “reorganization” under Section 368(a) of the Code, and neither Boeing nor Spirit or any of their respective advisors or affiliates makes any representations or provides any assurances in the Merger Agreement regarding the tax consequences of the Merger, including whether the Merger qualifies as a “reorganization” under Section 368(a) of the Code. Neither Boeing nor Spirit has sought at this time any ruling from the IRS (but, as discussed in “—IRS Private Letter Ruling” below, Boeing and Spirit intend to seek a ruling from the IRS relating to such qualification).

Furthermore, in the Merger Agreement, Boeing and Spirit did not agree or represent that either of them intends for the Merger to qualify as a “reorganization” under Section 368(a) of the Code and the Merger Agreement does not contain any covenants regarding the parties’ reporting of the treatment of the Merger on any tax return. Neither Boeing nor Spirit agreed in the Merger Agreement to take any actions required to support, or to refrain from any actions that would jeopardize, the Merger’s qualification as a “reorganization” under Section 368(a) of the Code.

There are also significant legal and factual doubts concerning the qualification of the Merger as a “reorganization” under Section 368(a) of the Code. In particular, it is unclear how the IRS would view various transactions and payments that exist or have been made between Boeing and Spirit and may exist or have been made at the Effective Time for purposes of qualification of the Merger as a “reorganization.”

Accordingly, unless Boeing and Spirit receive a private letter ruling from the IRS (as discussed in “—IRS Private Letter Ruling” below), U.S. Holders should assume that the Merger will not qualify as a “reorganization” under Section 368(a) of the Code and that the Merger will be treated as a taxable transaction even though there is a possibility that the Merger could be treated as a “reorganization” under Section 368(a) of the Code.

Prior to the Closing, Boeing and Spirit intend to provide U.S. Holders with additional information regarding whether or not they intend to treat the Merger as a “reorganization” under Section 368(a) of the Code.

IRS Private Letter Ruling

It is not a condition to the Merger that Boeing or Spirit receives a private letter ruling from the IRS regarding the qualification of the Merger as a “reorganization” under Section 368(a) of the Code. Nevertheless, Boeing and Spirit intend to file with the IRS a request for a private letter ruling to the effect that the Merger qualifies as a “reorganization” under Section 368(a) of the Code (the “Ruling”).

It is possible that the IRS will not agree to consider the request for the Ruling. It is also possible that the IRS, after considering the request for the Ruling, will not agree to issue the Ruling or will issue a private letter ruling that does not conclude that the Merger qualifies as a “reorganization” under Section 368(a) of the Code. In addition, the Ruling may not address all of the issues that are relevant to the U.S. federal income tax treatment of the Merger as a “reorganization” under Section 368(a) of the Code. It is further possible that the IRS would consider the request for the Ruling, but would not do so in time to provide the Ruling prior to the Effective Time. Accordingly, there can be no assurance that Boeing and Spirit, if they request the Ruling as they currently intend, will receive the Ruling.

Assuming that Boeing and Spirit receive the Ruling, the Ruling would be based upon and rely on, among other things, various facts and assumptions, as well as certain representations, statements and undertakings of Spirit and Boeing, including facts, assumptions, representations, statements and undertakings relating to the past and future conduct of the companies’ respective businesses and other matters. If any of these facts, assumptions, representations and statements are or become inaccurate or incomplete, or if any such undertaking is not complied with, Boeing and Spirit may not be able to rely on the Ruling, and the conclusions reached in the Ruling could be jeopardized.

Notwithstanding receipt by Boeing and Spirit of the Ruling, the IRS could determine on audit that the Merger is taxable for U.S. federal income tax purposes if it determines that any of the facts, assumptions, representations, statements and undertakings upon which the Ruling was based are incorrect or have been violated, or if it concludes, on the basis of issues not addressed in the Ruling, that the Merger does not qualify as a “reorganization” under Section 368(a) of the Code. Accordingly, even if Boeing and Spirit were to receive the Ruling, there can be no assurance that the IRS would not assert that the Merger does not qualify as a “reorganization” under Section 368(a) of the Code, or that a court would not sustain such a challenge to the Merger’s qualification as a “reorganization” under Section 368(a) of the Code.

If Boeing and Spirit do not ultimately receive the Ruling, U.S. Holders should assume that the Merger will not qualify as a “reorganization” under Section 368(a) of the Code and that the Merger will be treated as a taxable transaction even though there is a possibility that the Merger could be treated as a “reorganization” under Section 368(a) of the Code.

If Boeing and Spirit timely receive the Ruling to the satisfaction of Boeing and Spirit, Boeing and Spirit intend to report the Merger for U.S. federal income tax purposes in a manner consistent with the qualification of the Merger as a “reorganization” under Section 368(a) of the Code. If Boeing and Spirit do not timely receive the Ruling to the satisfaction of Boeing and Spirit, Boeing and Spirit intend to report the Merger as a taxable transaction for U.S. federal income tax purposes (and not as a “reorganization” under Section 368(a) of the Code).

U.S. Federal Income Tax Consequences of the Merger to U.S. Holders of Spirit Common Stock

Tax Consequences if the Merger Does Not Qualify as a Reorganization.

If the Merger does not qualify as a “reorganization” under Section 368(a) of the Code, the receipt of Boeing Common Stock (and cash in lieu of a fractional share of Boeing Common Stock) in exchange for Spirit Common Stock in the Merger will be a taxable transaction for U.S. federal income tax purposes. In such a case, a U.S. Holder of Spirit Common Stock generally will recognize gain or loss, as applicable, equal to the difference between (i) the sum of the fair market value of the Boeing Common Stock received by such U.S. Holder in the Merger, if any, plus the amount of cash received by such U.S. Holder in the Merger in lieu of a fractional share of Boeing Common Stock, if any, and (ii) such U.S. Holder’s adjusted tax basis in its Spirit Common Stock surrendered. If a U.S. Holder acquired a share of Spirit Common Stock by purchase, such U.S. Holder’s adjusted tax basis in such share generally will equal the amount that such U.S. Holder paid for such share. Gain or loss will be determined separately for each block of shares of Spirit Common Stock (that is, shares acquired at the same cost in a single transaction). Such gain or loss will be long-term capital gain or loss if the U.S. Holder’s holding period in such shares of Spirit Common Stock is more than one year as of the effective date of the Merger. A reduced tax rate on capital gain generally will apply to long-term capital gain of a non-corporate U.S. Holder. There are limitations on the deductibility of capital losses.

Tax Consequences if the Merger Qualifies as a Reorganization.

If, contrary to the discussion above, the Merger were to qualify as a “reorganization” under Section 368(a) of the Code, the following tax consequences would result for U.S. Holders of Spirit Common Stock:

•

Upon the exchange of shares of Spirit Common Stock for shares of Boeing Common Stock pursuant to the Merger, gain or loss would not be recognized (except to the extent of cash received in lieu of a fractional share of Boeing Common Stock, as described below).

•

To the extent that a U.S. Holder of Spirit Common Stock receives cash in lieu of a fractional share of Boeing Common Stock, such Spirit Stockholder will recognize capital gain or loss with respect to such cash payment, measured by the difference, if any, between the amount of cash received and the portion of such Spirit Stockholder’s adjusted tax basis in the Spirit Common Stock surrendered that is allocable to such fractional share. The gain or loss will generally be long-term capital gain or loss, if, as of the effective date of the Merger, such Spirit Stockholder’s holding period for the Spirit Common Stock is longer than one year. Spirit Stockholders are urged to consult their tax advisors regarding the tax treatment of any cash received in the Merger in lieu of a fractional share of Boeing Common Stock.

•

The aggregate tax basis of any shares of Boeing Common Stock that U.S. Holders of Spirit Common Stock receive in exchange for their shares of Spirit Common Stock in the Merger (before reduction for the basis in any fractional share of Boeing Common Stock for which they receive cash) will be the same as the aggregate adjusted tax basis of their shares of Spirit Common Stock.

•

The holding period of any shares of Boeing Common Stock that U.S. Holders of Spirit Common Stock receive in the Merger generally will include the holding period of the shares of Spirit Common Stock they exchanged for such shares of Boeing Common Stock.

•

If U.S. Holders of Spirit Common Stock have differing tax bases or holding periods in respect of their shares of Spirit Common Stock, they should consult their tax advisor prior to the Merger with regard to identifying the tax bases or holding periods of particular shares of Boeing Common Stock to be received in the Merger.

U.S. Information Reporting and Backup Withholding

If the Merger does not qualify as a “reorganization” under Section 368(a) of the Code, under U.S. federal income tax laws, you may be subject, under certain circumstances, to information reporting and backup withholding (currently at a rate of 24%) on Boeing Common Stock and any cash payments made in lieu of the issuance of a fractional share of Boeing Common Stock. If the Merger qualifies as a “reorganization” under Section 368(a) of the Code, under U.S. federal income tax laws, you may be subject, under certain circumstances, to information reporting and backup withholding on any cash payments made in lieu of the issuance of a fractional share of Boeing Common Stock but not with respect to the receipt of Boeing Common Stock.

A Spirit Stockholder generally will not be subject to backup withholding if such Spirit Stockholder (1) is a corporation or comes within certain other exempt categories or (2) provides a correct taxpayer identification number and otherwise complies with applicable requirements of the backup withholding rules. A Spirit Stockholder, to prevent backup withholding on payments made to such Spirit Stockholder pursuant to the Merger, must provide the Exchange Agent with such Spirit Stockholder’s correct taxpayer identification number by completing an IRS Form W-9 or a substitute Form W-9. If a Spirit Stockholder willfully fails to provide such Spirit Stockholder’s correct taxpayer identification number, such Spirit Stockholder may be subject to penalties imposed by the IRS in addition to backup withholding. Any amounts withheld under these rules would be creditable against such Spirit Stockholder’s U.S. federal income tax liability if such Spirit Stockholder timely files proper documentation with the IRS.

Accounting Treatment of the Merger

Boeing and Spirit prepare their financial statements in accordance with GAAP. The Merger will be accounted for using the acquisition method of accounting in accordance with FASB ASC Topic 805, Business Combinations, with Boeing considered as the accounting acquirer and Spirit as the accounting acquiree. Accordingly, consideration to be given by Boeing to complete the Merger will be allocated to the identifiable tangible and intangible assets acquired and liabilities assumed of Spirit based on their estimated fair values as of the date of the completion of the Merger, with any excess merger consideration being recorded as goodwill.

Regulatory Approvals

The completion of the Merger is subject to the expiration or earlier termination of the applicable waiting period under the HSR Act, under which the Merger may not be completed until notification and report forms have been filed with the FTC, and the Antitrust Division of the DOJ, and the applicable waiting period has expired or been terminated. A transaction requiring notification under the HSR Act may not be completed until the expiration of a 30-day waiting period following the parties’ filing of their respective HSR notifications or the early termination of that waiting period. If the FTC or DOJ issues a Second Request, prior to the expiration of the initial waiting period, the parties must observe a second 30-day waiting period, which would begin to run only after both parties have complied with the Second Request, unless the waiting period is terminated earlier or the parties otherwise agree to extend the waiting period (or commit not to complete the Merger for a specified period of time). The parties’ HSR Act notifications were filed with the FTC and the DOJ on July 29, 2024. The waiting period under the HSR Act will expire on August 28, 2024 at 11:59 p.m. Eastern Time, unless earlier terminated or extended by the issuance of a Second Request by the FTC or DOJ.

The transaction is also subject to clearance or approval by competition and foreign investment regulatory authorities in certain other jurisdictions, including from competition authorities in the United Kingdom, European Union, Canada, Morocco, Saudi Arabia and Ukraine, and foreign investment authorities in France and the United Kingdom. In relation to the United Kingdom, the parties will submit a merger notice to the Competition & Markets Authority seeking approval of the transaction under the Enterprise Act 2002. In relation to the European Union, the parties will submit a Form CO to the European Commission seeking approval of the transaction under the Council Regulation (EC) No. 139/2004 of 20 January 2004 on the Control of Concentrations Between Undertakings. The transaction cannot be completed until Boeing and Spirit obtain clearance to complete the transaction or applicable waiting periods have expired or been terminated in each applicable jurisdiction.

Expected Timing of the Merger

Boeing and Spirit currently expect to complete the Merger in mid-2025. Neither Boeing nor Spirit, however, can predict the actual date on which the Merger will be completed, and they cannot assure that the Merger will be completed, because completion of the Merger is subject to conditions beyond the control of each of Boeing and Spirit.

Exchange of Shares

After the completion of the Merger, with respect to shares of Spirit Common Stock held through DTC in book-entry form, the Exchange Agent will deliver to DTC or its nominee the Per Share Merger

Consideration, together with cash in lieu of any fractional shares of Boeing Common Stock to which DTC is entitled under the Merger Agreement.

If you hold your shares of Spirit Common Stock in certificated form, or in book-entry form but not through DTC, after receiving the proper documentation from you, following the Effective Time, the Exchange Agent will deliver to you the Boeing Common Stock and a check in the amount of any cash in lieu of any fractional share to which you would otherwise be entitled pursuant to the Merger Agreement.

Treatment of Spirit Equity Awards and the ESPP

Spirit RSUs

Under the terms of the Merger Agreement, at the Effective Time, each Spirit RSU that is outstanding (and is not a Specified Award) will automatically be converted into a Boeing Stock-Based RSU. The number of shares of Boeing Common Stock subject to each such Boeing Stock-Based RSU will be equal to the product (rounded to the nearest whole number) of the total number of shares of Spirit Common Stock subject to such Spirit RSU immediately prior to the Effective Time multiplied by the Per Share Merger Consideration, and any accrued but unpaid dividend equivalents with respect to such Spirit RSU will be assumed and become an obligation with respect to the applicable Boeing Stock-Based RSU. Except as specifically provided in the Merger Agreement, following the Effective Time, each such Boeing Stock-Based RSU will continue to be governed by the same terms and conditions (including vesting terms) as were applicable to such Spirit RSU immediately prior to the Effective Time.

Spirit PSUs

Under the terms of the Merger Agreement, at the Effective Time, each Spirit PSU that is outstanding (and is not a Specified Award) will automatically be converted into a Boeing Stock-Based RSU. The number of shares of Boeing Common Stock subject to each such Boeing Stock-Based RSU will be equal to the product (rounded to the nearest whole number) of the total number of shares of Spirit Common Stock subject to such Spirit PSU immediately prior to the Effective Time based on the attainment of the applicable performance metrics at the actual level of performance, determined as specified in the Merger Agreement, multiplied by the Per Share Merger Consideration. Except as specifically provided in the Merger Agreement, following the Effective Time, each such Boeing Stock-Based RSU will continue to be governed by the same terms and conditions (including vesting terms but excluding performance conditions) as were applicable to such Spirit PSU immediately prior to the Effective Time.

Specified Awards

Each Specified Award will be cancelled, and the holder thereof will be entitled to receive (subject to any applicable withholding or other taxes or other amounts required to be withheld by applicable law) the Per Share Merger Consideration multiplied by the number of shares of Spirit Common Stock subject to such Specified Award immediately prior to the Effective Time, provided that the number of shares of Spirit Common Stock subject to those Specified Awards that are Spirit PSUs will be determined based on the attainment of the applicable performance metrics at the actual level of performance, determined as specified in the Merger Agreement.

ESPP

Additionally, pursuant to the Merger Agreement, Spirit will take action to provide that: (i) except for the Final Offering, no offering period will be authorized or commence under the ESPP on or after the date of the Merger Agreement; (ii) if the Closing occurs prior to the end of the Final Offering, each individual participating in the Final Offering will receive notice of the Merger Agreement Transactions no later than five business days prior to the Closing Date and will have an opportunity to terminate his or her outstanding purchase rights under the ESPP, (iii) the Final Offering will end on the Closing Date (if the Final Offering has not yet ended), (iv) each ESPP participant’s accumulated contributions under the ESPP will be used to purchase shares of Spirit Common Stock in accordance with the ESPP as of the end of the Final Offering, (v) the applicable purchase price for shares of Spirit Common Stock will not be decreased below the levels set forth in the ESPP as of the date of the Merger Agreement and (vi) the ESPP will terminate at the Effective Time and no further rights will be granted or exercised under the ESPP thereafter.

Dividend Policy

The Boeing Board suspended the declaration and/or payment of cash dividends in March 2020, and Boeing has not declared or paid dividends on shares of Boeing Common Stock since March 6, 2020, when it paid a dividend of $2.055 per share. The terms of the Merger Agreement limit Boeing’s ability to declare or pay dividends prior to the completion of the Merger.

The Spirit Board suspended Spirit’s quarterly cash dividend in the fourth quarter of 2022, and Spirit has not declared or paid dividends on shares of Spirit Common Stock in 2023. Spirit last paid its stockholders a quarterly dividend of $0.01 per share on October 3, 2022. The terms of the Merger Agreement limit Spirit’s ability to declare or pay dividends prior to the completion of the Merger.

For additional information on the treatment of dividends under the Merger Agreement, see the section entitled “The Merger Agreement—Conduct of Business Pending the Merger” beginning on page 136 of this proxy statement/prospectus.

Boeing Stockholders and Spirit Stockholders should be aware that they have no contractual or other legal right to dividends that have not been declared.

Listing of Boeing Common Stock; Delisting of Spirit Common Stock

It is a condition to the Closing that the Merger Consideration Shares be approved for listing on the NYSE, subject to official notice of issuance. Boeing has agreed to use its reasonable best efforts to cause the Merger Consideration Shares to be listed on the NYSE, subject to official notice of issuance.

Shares of Spirit Common Stock currently trade on the NYSE under the stock symbol “SPR.” When the Merger is completed, the Spirit Common Stock currently listed on the NYSE will cease to be quoted on the NYSE and will be deregistered under the Exchange Act.

No Appraisal Rights

Under the DGCL, Spirit Stockholders are not entitled to appraisal rights in connection with the Merger.

Litigation Relating to the Merger

Lawsuits may be filed against Boeing, the Boeing Board, Boeing’s officers, Spirit, the Spirit Board or Spirit’s officers in connection with the Merger or the other Transactions, which could prevent or delay completion of the Merger and result in substantial costs to Boeing or Spirit, including any costs associated with indemnification obligations of Boeing or Spirit.

THE MERGER AGREEMENT

The following description sets forth the principal terms of the Merger Agreement, which is attached as Annex A and incorporated by reference into this proxy statement/prospectus. The rights and obligations of the parties to the Merger Agreement are governed by the express terms and conditions of the Merger Agreement and not by this description, which is summary by nature, or by any other description of the Merger Agreement in this proxy statement/prospectus. This description does not purport to be complete, may not contain all of the information about the Merger Agreement that is important to you and is qualified in its entirety by reference to the complete text of the Merger Agreement. You are encouraged to read the Merger Agreement carefully and in its entirety, as well as this proxy statement/prospectus, before making any decisions regarding any of the proposals described in this proxy statement/prospectus.

Explanatory Note Regarding the Merger Agreement

The Merger Agreement and this summary of its terms are included to provide you with information regarding the terms of the Merger Agreement. Factual disclosures about Boeing and Spirit contained in this proxy statement/prospectus or in the public reports of Boeing and Spirit filed with the SEC may supplement, update or modify the factual disclosures about Boeing and Spirit contained in the Merger Agreement. The representations, warranties and covenants in the Merger Agreement were qualified and subject to important limitations agreed to by the parties to the Merger Agreement in connection with negotiating the terms of the Merger Agreement. The representations and warranties in the Merger Agreement were made only for purposes of the Merger Agreement as of specified dates and were negotiated with the principal purposes of establishing circumstances in which a party to the Merger Agreement may have the right not to complete the Merger if the representations and warranties of the other party or parties to the Merger Agreement prove to be untrue due to a change in circumstance or otherwise and of allocating risk between the parties to the Merger Agreement, rather than establishing matters as facts. The representations and warranties also may be subject to a contractual standard of materiality different from that generally applicable to stockholders and to reports and documents filed with the SEC, and some representations, warranties and covenants were qualified by confidential disclosures that the parties to the Merger Agreement delivered in connection with the Merger Agreement, which disclosures were not reflected in the Merger Agreement. Moreover, information concerning the subject matter of the representations and warranties, which do not purport to be accurate as of the date of this proxy statement/prospectus, may have changed since the date of the Merger Agreement. Accordingly, you should not rely on the representations, warranties or covenants in the Merger Agreement as characterizations of the actual state of facts about Boeing and Spirit. The representations, warranties and covenants in the Merger Agreement, and any descriptions of those provisions, should not be read alone but instead should be read together with the information provided elsewhere in this proxy statement/prospectus and in the documents incorporated by reference into this proxy statement/prospectus. Please see the section entitled “Where You Can Find More Information” beginning on page 292 of this proxy statement/prospectus.

Structure of the Merger; Surviving Corporation Organizational Documents; Directors and Officers

Upon the terms and subject to the conditions of the Merger Agreement and in accordance with the DGCL, at the Effective Time, Merger Sub will merge with and into Spirit, the separate corporate existence of Merger Sub will cease, and Spirit will continue as the Surviving Corporation and a wholly owned subsidiary of Boeing. The Merger will have the effects set forth in the Merger Agreement and the relevant provisions of the DGCL.

The certificate of incorporation of Spirit, as in effect immediately prior to the Effective Time, will be amended and restated in its entirety as set forth on Exhibit A to the Merger Agreement and, as so amended and restated, will be the certificate of incorporation of the Surviving Corporation until thereafter amended. The bylaws of Spirit, as in effect immediately prior to the Effective Time, will be amended and restated in their entirety as set forth on Exhibit B to the Merger Agreement and, as so amended and restated, will be the bylaws of the Surviving Corporation until thereafter amended.

The directors of Merger Sub immediately prior to the Effective Time will be the directors of the Surviving Corporation as of the Effective Time, and the officers of Spirit immediately prior to the Effective Time will be the officers of the Surviving Corporation as of the Effective Time, in each case until their respective successors have been duly elected or appointed and qualified or until their earlier death, resignation or removal pursuant to the governing documents of the Surviving Corporation or applicable law.

Closing; Effective Time of the Merger

Closing

The Closing will take place by exchange of electronic documents and executed signature pages and the electronic transfer of funds on the third business day following the satisfaction or waiver of the closing conditions described in “—Conditions to the Closing of the Merger” below (other than those conditions that by their nature are to be satisfied at the Closing but subject to the satisfaction or waiver of those conditions at such time) or at such other date, time or place as agreed to in writing by Spirit and Boeing.

Effective Time

Subject to the provisions of the Merger Agreement, on the Closing Date, the parties to the Merger Agreement will cause a certificate of merger to be executed and filed with the Delaware Secretary of State and will pay any taxes and fees and make all other filings required under the DGCL in connection with the Merger. The Merger will become effective at the time that the certificate of merger is filed with the Delaware Secretary of State, or at such later effective date and time as may be agreed to by the parties to the Merger Agreement and specified in the certificate of merger.

Merger Consideration

Subject to the terms and conditions of the Merger Agreement, at the Effective Time, each share of Spirit Common Stock that is issued and outstanding immediately prior to the Effective Time (other than Excluded Shares, which will immediately be cancelled and will cease to exist, without payment of any consideration therefor) will be automatically cancelled and cease to exist and will be converted into the right to receive a number of shares of Boeing Common Stock equal to (a) if the Boeing Stock Price is greater than $149.00 but less than $206.94, the quotient obtained by dividing $37.25 by the Boeing Stock Price, rounded to four decimal places, (b) if the Boeing Stock Price is greater than or equal to $206.94, 0.1800 or (c) if the Boeing Stock Price is equal to or less than $149.00, 0.2500.

If, between the date of the Merger Agreement and the Effective Time, any change in the number or type of shares of Boeing Common Stock or shares of Spirit Common Stock outstanding occurs as a result of any stock split, reverse stock split, stock dividend (including any dividend or distribution of securities convertible into Boeing Common Stock or Spirit Common Stock, as applicable), reorganization, recapitalization, reclassification, combination, exchange of shares or other similar change with a record date during that period (but excluding, for the avoidance of doubt, the exchange of any of Spirit’s outstanding exchangeable notes for shares of Spirit Common Stock pursuant to their terms, the exercise or settlement of any Spirit equity awards outstanding as of the date of the Merger Agreement or otherwise granted or issued thereafter in compliance with the terms of the Merger Agreement or the exercise or settlement of stock options or other equity awards to purchase Boeing Common Stock as set forth in the Merger Agreement), the Exchange Ratio and any other similarly dependent items will be adjusted appropriately, without duplication, to provide the same economic effect as contemplated by the Merger Agreement prior to such event.

Fractional Shares

No fractional shares of Boeing Common Stock will be issued in the Merger. All fractional shares of Boeing Common Stock that a holder of Spirit Common Stock or Specified Awards would be otherwise entitled to receive under the Merger Agreement will be aggregated and such holder will be entitled to receive a cash payment, without interest, in lieu of any such fractional share, equal to the product (rounded down to the nearest cent) of (a) the amount of such fractional share interest in a share of Boeing Common Stock to which such holder would otherwise be entitled under the Merger Agreement and (b) the Boeing Stock Price.

Spirit Equity Awards and Employee Stock Purchase Plan

Under the terms of the Merger Agreement, at the Effective Time:

•

Each Spirit RSU that is outstanding (and is not a Specified Award) will automatically be converted into a Boeing Stock-Based RSU. The number of shares of Boeing Common Stock subject to each such Boeing Stock-Based RSU will be equal to the product (rounded to the nearest whole number) of the total number of shares of Spirit Common Stock subject to such Spirit RSU immediately prior to the Effective Time multiplied by the Per Share Merger Consideration, and any accrued but unpaid dividend equivalents with respect to such Spirit RSU will be assumed and become an obligation with respect to the applicable Boeing Stock-Based RSU. Except as specifically provided in the Merger Agreement, following the Effective Time, each such Boeing Stock-Based RSU will continue to be governed by the same terms and conditions (including vesting terms) as were applicable to such Spirit RSU immediately prior to the Effective Time.

•

Each Spirit PSU that is outstanding (and is not a Specified Award) will automatically be converted into a Boeing Stock-Based RSU. The number of shares of Boeing Common Stock subject to each such Boeing Stock-Based RSU will be equal to the product (rounded to the nearest whole number) of the total number of shares of Spirit Common Stock subject to such Spirit PSU immediately prior to the Effective Time based on the attainment of the applicable performance metrics at the actual level of performance, determined as specified in the Merger Agreement, multiplied by the Per Share Merger Consideration. Except as specifically provided in the Merger Agreement, following the Effective Time, each such Boeing Stock-Based RSU will continue to be governed by the same terms and conditions (including vesting terms but excluding performance conditions) as were applicable to such Spirit PSU immediately prior to the Effective Time.

•

Each outstanding Spirit RSU, Spirit PSU or restricted share of Spirit Common Stock granted under Spirit’s omnibus incentive plans that is a Specified Award will be cancelled, and the holder thereof will be entitled to receive (subject to any applicable withholding or other taxes or other amounts required to be withheld by applicable law) the Per Share Merger Consideration multiplied by the number of shares of Spirit Common Stock subject to such Specified Award immediately prior to the Effective Time, provided that the number of shares of Spirit Common Stock subject to those Specified Awards that are Spirit PSUs will be determined based on the attainment of the applicable performance metrics at the actual level of performance, determined as specified in the Merger Agreement.

The Merger Agreement requires Spirit to take action to provide that: (a) except for the Final Offering, no offering period will be authorized or commence under the ESPP on or after the date of the Merger Agreement; (b) if the Closing occurs prior to the end of the Final Offering, each individual participating in the Final Offering will receive notice of the Merger Agreement Transactions no later than five business days prior to the Closing Date and will have an opportunity to terminate his or her outstanding purchase rights under the ESPP; (c) the Final Offering will end on the Closing Date; (d) each ESPP participant’s accumulated contributions under the ESPP will be used to purchase shares of Spirit Common Stock in accordance with the ESPP as of the end of the Final Offering; (e) the applicable purchase price for shares of Spirit Common Stock will not be decreased below the levels set forth in the ESPP as of the date of the Merger Agreement; and (f) the ESPP will terminate in its entirety at the Effective Time and no further rights will be granted or exercised under the ESPP thereafter.

Delivery of Merger Consideration

Deposit of Merger Consideration and Exchange Agent

No later than 10 days prior to the Effective Time, Boeing will appoint the Exchange Agent for the purpose of exchanging shares of Spirit Common Stock held in book-entry form or certificated form for the Per Share Merger Consideration. On the Closing Date, Boeing will deposit, or cause to be deposited, with the Exchange Agent, an aggregate number of shares of Boeing Common Stock to be issued in non-certificated book-entry form sufficient to deliver the number of shares of Boeing Common Stock required to be delivered as Per Share Merger Consideration in respect of the shares of Spirit Common Stock, other than Excluded Shares, issued and outstanding immediately prior to the Effective Time (the “Eligible Shares”) and an aggregate amount of cash sufficient to deliver the amounts required to be delivered in lieu of any fractional shares of Boeing Common Stock as described in the section entitled “—Fractional Shares” (such shares of Boeing Common Stock and cash amounts, the “Exchange Fund”). If for any reason (including losses) the Exchange Fund is insufficient to pay the amounts owed to Spirit Stockholders entitled to such payment pursuant to the Merger Agreement, Boeing will immediately deposit, or will cause to be deposited, additional shares of Boeing Common Stock or cash, as applicable, with the Exchange Agent for the Exchange Fund in an amount that is equal to any such deficiency. The Exchange Fund will not be used for any purpose other than to fund the Merger Consideration.

Procedures for Surrender

Within three business days after the Effective Time, Boeing will instruct the Exchange Agent to send to each holder of record of a certificate formerly representing Eligible Share (a “Certificate”) whose shares were converted into the right to receive the Per Share Merger Consideration and, if reasonably deemed customary and necessary by the Exchange Agent, to each holder of record of book-entry shares of Spirit Common Stock (the “Book-Entry Shares”) whose shares were converted into the right to receive the Per Share Merger Consideration: (a) notice advising such holders of the effectiveness of the Merger and (b) customary transmittal materials and instructions for surrendering such Certificates (or affidavits of loss in lieu of such Certificates), and, if reasonably deemed customary and necessary by the Exchange Agent, such Book-Entry Shares to the Exchange Agent, in exchange for the Per Share Merger Consideration and any cash in lieu of fractional shares to which such holder is entitled pursuant to the Merger Agreement. The materials will specify that delivery will be effected, and risk of loss and title to the Certificates will pass, only upon proper delivery of the Certificates (or affidavits of loss in lieu of the Certificates) to the Exchange Agent. Unless additional procedures are reasonably deemed customary and necessary by the Exchange Agent, within three business days following the Effective Time, each Book-Entry Share that was converted into the right to receive the Per Share Merger Consideration will automatically, upon the Effective Time, be entitled to receive, and Boeing will instruct the Exchange Agent to pay and deliver in exchange for such Book-Entry Shares, the Per Share Merger Consideration that such holder is entitled to receive and any cash in lieu of fractional shares to which such holder is entitled, and such Book-Entry Shares will be cancelled.

At the Effective Time, the stock transfer books of Spirit will be closed, and thereafter no further registration of transfers of shares of Spirit Common Stock will be made on the records of Spirit. From and after the Effective Time, each Certificate, until surrendered, and each Book-Entry Share, until paid, will evidence only the right to receive the Per Share Merger Consideration that the holder of such Certificate or Book-Entry Share, as applicable, is entitled to receive, including any cash in lieu of fractional shares to which such holder is entitled.

Transfers of Ownership

If any portion of the aggregate Per Share Merger Consideration is to be paid to a person other than the person in whose name the Certificate(s) is registered, the Exchange Agent will make such payment if the Certificate(s) are properly endorsed or otherwise in proper form for transfer and surrender and the person requesting such payment provides evidence that any applicable transfer taxes have been paid or are not applicable, in each case in a form and substance reasonably satisfactory to Boeing and the Exchange Agent. Payment of the Per Share Merger Consideration with respect to Book-Entry Shares will only be made to the person in whose name such Book-Entry Shares are registered in the stock transfer books of Spirit.

No Interest

No interest will be paid or accrue on any amount payable upon the surrender of any shares of Spirit Common Stock.

Termination of Exchange Fund

Any portion of the Exchange Fund (including any interest and other income resulting from any investments thereof (if any)) that remains unclaimed by the holders of shares of Spirit Common Stock on the date that is 12 months after the Closing Date will be delivered to Boeing or its designee. After such date, any holder of shares of Spirit Common Stock who has not complied with the surrender procedures set forth in the Merger Agreement will thereafter look only to the Surviving Corporation for such payments.

Lost, Stolen or Destroyed Certificates

If any Certificate is lost, stolen or destroyed, to receive the Per Share Merger Consideration the holder of the Certificate is entitled to receive under the Merger Agreement, the person claiming such Certificate to be lost, stolen or destroyed must make an affidavit of that fact and, if required by Boeing or the Exchange Agent, post a bond in a customary amount and upon such terms as may be reasonably required by Boeing or the Exchange Agent as indemnity against any claim that may be made against it or the Surviving Corporation with respect to such Certificate.

Withholding Rights

Each of Spirit (including, for the avoidance of doubt, the Surviving Corporation), Boeing and the Exchange Agent (and any of their respective affiliates) will be entitled to deduct and withhold from any amounts otherwise payable pursuant to the Merger Agreement to any person such amounts as are required to be deducted and withheld therefrom under any applicable tax laws. Any withheld amounts that are paid to or deposited with the appropriate taxing authorities will be treated for purposes of the Merger Agreement as having been paid to the person in respect of which such deduction and withholding was made.

Representations and Warranties

Representations and Warranties of Spirit

The Merger Agreement contains representations and warranties made by Spirit. These representations and warranties relate to, among other things:

•

due organization, valid existence and good standing; corporate or similar organizational power and authority to own, lease and operate properties and assets and conduct business; and qualification to do business as a foreign legal entity in relevant jurisdictions;

•	capitalization;

•	ownership of subsidiaries;

•	absence of voting debt securities; absence of preemptive or other similar or outstanding rights; absence of voting agreements; equity awards;

•	corporate power and authority to enter into and comply with the Merger Agreement and the enforceability of the Merger Agreement against Spirit;

•

approval of the Merger Agreement by the Spirit Board; the Spirit Board recommending the adoption of the Merger Agreement by the Spirit Stockholders; submission of the Merger Agreement to the Spirit Stockholders;

•	receipt by the Spirit Board of the opinion of Spirit’s financial advisor;

•	required governmental filings, notices, reports, consents, registrations, approvals, permits and authorizations;

•

absence of conflicts with organizational documents, applicable laws and material contracts with third parties in connection with the execution and delivery of the Merger Agreement and completion of the Merger Agreement Transactions;

•	compliance with applicable laws;

•	validity of licenses;

•

timeliness and accuracy of SEC reports and compliance of such reports with applicable requirements of the Securities Act, the Exchange Act and the Sarbanes-Oxley Act of 2002, as amended (the “Sarbanes-Oxley Act”);

•	disclosure controls and procedures and internal control over financial reporting;

•	financial statements, absence of certain undisclosed liabilities and absence of off-balance sheet arrangements;

•	absence of certain litigation and governmental orders;

•	the conduct of the business of Spirit and its subsidiaries and the absence of certain adverse events since December 31, 2023;

•	material contracts;

•	government contracts;

•	owned and leased real property and tangible personal property;

•	conformity of products with contractual specifications and warranties and compliance with aviation regulations;

•	customers and suppliers;

•	employee benefits matters;

•	labor matters;

•	environmental matters;

•	tax matters;

•	real property;

•	intellectual property, information technology and privacy matters;

•	related-party transactions;

•	insurance policies;

•	inapplicability of anti-takeover statutes or regulations and absence of any stockholder rights plan;

•

employment of brokers, finders or investment banks and incurrence of brokerage fees, commissions or finder’s fees in connection with the Merger Agreement Transactions or the Airbus Term Sheet, the transactions contemplated thereby, any definitive agreements with respect to such transactions or other divestitures by Spirit and its subsidiaries, in each case, to the extent they constitute transactions contemplated by the Merger Agreement (collectively, the “Divestiture Transactions”); and

•	accuracy of the information supplied for inclusion in this proxy statement/prospectus and the related registration statement.

Certain of Spirit’s representations and warranties are qualified as to “knowledge,” “materiality” or “Material Adverse Effect.” For purposes of the Merger Agreement, “Material Adverse Effect” means any effect, change, development, event or occurrence that, individually or in the aggregate with any other effect, change, development, event or occurrence, has or would be reasonably expected to have a material adverse effect on the business, condition (financial or otherwise) or results of operations of Spirit and its subsidiaries (taken as a whole); provided, however, that no effect, change, development, event or occurrence resulting from any of the following will constitute a Material Adverse Effect or be taken into account in determining whether a Material Adverse Effect has occurred or would reasonably be expected to occur:

(a)

changes in economic conditions, political conditions, social conditions, the credit, capital, securities or financial markets, commodity prices, interest, currency or exchange rates, inflation or regulatory or business conditions;

(b)

changes or developments in the industries in which Spirit or any of its subsidiaries or joint ventures operate or the industries to which Spirit or its subsidiaries or joint ventures sell its or their products or services;

(c)	changes in, proposed or pending changes in, or changes in interpretation or enforcement of, GAAP or any law;

(d)

(i) any failure by Spirit to meet any internal, public or other projections, forecasts, estimates, budgets or goals or (ii) any decline in the market price or trading volume of the shares of Spirit Common Stock on the NYSE; provided that the underlying cause of such failure or decline may (to the extent not otherwise excluded under this definition) be taken into account in determining whether a Material Adverse Effect has occurred or would reasonably be expected to occur;

(e)

acts of warfare, outbreak or escalation of hostilities, geopolitical conditions, tariffs, sanctions, riots, looting, unrest, sabotage, trade wars, political unrest, civil disobedience, protests, public demonstrations, sabotage, terrorism, cyberterrorism or cyberattacks (in each case, to the extent not specifically targeting Spirit), military, paramilitary or police actions, or national or international calamity, or the escalation or worsening of any of the foregoing or any response by any governmental entity to any of the foregoing;

(f)

(i) any outbreak or ongoing effects of a contagious disease, epidemic or pandemic (including COVID-19) or other public health event or the escalation or worsening thereof or any response by any governmental entity to the foregoing (including any quarantine, “shelter in place,” “stay at home,” workforce reduction, social distancing, curfew, shutdown, closure, sequester, safety or any other law, order, proceeding, directive, pronouncement or guideline by any industry group or governmental entity) or (ii) any weather event, flood, eruption, nuclear incident or other natural or man-made disaster or other force majeure event or the escalation or worsening of any of the foregoing or any response by any governmental entity to any of the foregoing;

(g)

the taking of any action required by the Merger Agreement (except for Spirit’s obligations under the Merger Agreement described in the second paragraph under “—Conduct of Business Pending the Merger”) or the failure to take any action prohibited by the Merger Agreement or the taking of any action required by the Airbus Term Sheet (or by the definitive agreements providing for the transactions contemplated by the Airbus Term Sheet, to the extent reflecting the terms of the Airbus Term Sheet or consented to by Boeing pursuant to the Merger Agreement) or the failure to take any action prohibited by the Airbus Term Sheet (or by the definitive agreements providing for the transactions contemplated by the Airbus Term Sheet, to the extent reflecting the terms of the Airbus Term Sheet or consented to by Boeing pursuant to the Merger Agreement);

(h)

changes caused by the negotiation, execution, announcement or performance of the Merger Agreement or the Airbus Term Sheet (or by the definitive agreements providing for the transactions contemplated by the Airbus Term Sheet, to the extent reflecting the terms of the Airbus Term Sheet or consented to by Boeing pursuant to the Merger Agreement) or the pendency or completion of the Merger Agreement Transactions or the Airbus Term Sheet (including, in each case of the foregoing, any loss or change in relationship with any regulator, Spirit employee in or governed by any labor union or similar body, officer, director, customer, supplier, vendor or other business partner of Spirit or any of its subsidiaries to the extent attributable thereto) (it being understood that the provision of the Merger Agreement described in this clause (h) will not apply with respect to the representations or warranties relating to Spirit’s required governmental filings or lack of violations of organizational documents, applicable laws and material contracts with third parties (or any condition to any party’s obligation to complete the Merger Agreement Transactions relating to such representation and warranty));

(i)

the commencement, pendency or resolution of any proceeding filed, or, to the knowledge of Spirit, threatened in writing, against Spirit or any of its subsidiaries or any of their respective representatives, by any Spirit Stockholders in each case to the extent related to the Merger Agreement or the Merger Agreement Transactions (such litigation, “Transaction Litigation”) or any proceeding to the extent relating to the Merger Agreement or the Merger Agreement Transactions (it being understood that the provision of the Merger Agreement described in this clause (i) will not apply with respect to the representations or warranties relating to Spirit’s required governmental filings or lack of violations of organizational documents, applicable laws and material contracts with third parties (or any condition to any party’s obligation to complete the Merger Agreement Transactions relating to such representation and warranty));

(j)

(A) the identity of Boeing or any of its subsidiaries or (B) any communication or disclosure by Boeing or any of its subsidiaries (including regarding the plans or intentions of Boeing with respect to the conduct of the business of Spirit and its subsidiaries after the Effective Time) (it being understood that the provision of the Merger Agreement described in this clause (j) will not apply with respect to the representations or warranties relating to Spirit’s required governmental filings or lack of violations of organizational documents, applicable laws and material contracts with third parties (or any condition to any party’s obligation to complete the Merger Agreement Transactions relating to such representation and warranty));

(k)

the effect of any event or action taken or omission to act by Spirit or any of its subsidiaries in connection with the Merger Agreement Transactions or the Airbus Term Sheet at the written request of Boeing;

(l)

the effects of the failure to obtain any consents, registrations, approvals, permits or authorizations from any contractual counterparty or any governmental entity or the termination, acceleration or the enforcement of any contractual right of any contractual counterparty (including step-in rights), in each case, to the extent resulting from or arising out of the entry into the Merger Agreement or the Merger Agreement Transactions (it being understood that the provision of the Merger Agreement described in this clause (l) will not apply with respect to the representations or warranties relating to Spirit’s required governmental filings or lack of violations of organizational documents, applicable laws and material contracts with third parties (or any condition to any party’s obligation to complete the Merger Agreement Transactions relating to such representation and warranty)); or

(m)

any action required to be taken by Boeing or any of its subsidiaries in order to comply with Boeing’s obligations described in the first paragraph under “—Cooperation; Regulatory Approvals and Efforts to Close the Merger.”

Notwithstanding the foregoing, with respect to clauses (a), (b), (c), (e), and (f) above, such events that are not otherwise excluded from the definition of “Material Adverse Effect” may be taken into account in determining whether a “Material Adverse Effect” has occurred or would reasonably be expected to occur to the extent (and only to the extent) that they disproportionately adversely affect Spirit and its subsidiaries (taken as a whole) relative to comparable companies operating in the industries and in the geographic markets in which Spirit and its subsidiaries conduct their businesses.

Representations and Warranties of Boeing and Merger Sub

The Merger Agreement contains representations and warranties made by Boeing and Merger Sub. These representations and warranties relate to, among other things:

•

due organization, valid existence and good standing; corporate or similar organizational power and authority to own, lease and operate properties and assets and conduct business; and qualification to do business as a foreign legal entity in relevant jurisdictions;

•	capitalization; absence of voting debt securities; absence of preemptive or other similar or outstanding rights; absence of voting agreements;

•	corporate power and authority to enter into and comply with the Merger Agreement and the enforceability of the Merger Agreement against Boeing and Merger Sub;

•	required governmental filings, notices, reports, consents, registrations, approvals, permits and authorizations;

•

absence of conflicts with organizational documents, applicable laws and material contracts with third parties in connection with the execution and delivery of the Merger Agreement and completion of the Merger Agreement Transactions;

•	compliance with applicable laws;

•	timeliness and accuracy of SEC reports and compliance of such reports with applicable requirements of the Securities Act, the Exchange Act and the Sarbanes-Oxley Act;

•	disclosure controls and procedures and internal control over financial reporting;

•	financial statements and absence of certain undisclosed liabilities;

•	absence of certain litigation and governmental orders;

•	absence of certain adverse events since December 31, 2023; and

•	accuracy of the information supplied for inclusion in this proxy statement/prospectus and the related registration statement.

Certain of Boeing’s and Merger Sub’s representations and warranties are qualified as to “knowledge,” “materiality” or “Boeing Material Adverse Effect.” For purposes of the Merger Agreement, “Boeing Material Adverse Effect” means any effect, change, development, event or occurrence that, individually or in the aggregate with any other effect, change, development, event or occurrence, has or would be reasonably expected to have a material adverse effect on the business, condition (financial or otherwise) or results of operations of Boeing and its subsidiaries (taken as a whole); provided, however, that no effect, change, development, event or occurrence resulting from any of the following will constitute a Boeing Material Adverse Effect or be taken into account in determining whether a Boeing Material Adverse Effect has occurred or would reasonably be expected to occur:

(a)

changes in economic conditions, political conditions, social conditions, the credit, capital, securities or financial markets, commodity prices, interest, currency or exchange rates, inflation or regulatory or business conditions;

(b)

changes or developments in the industries in which Boeing or any of its subsidiaries or joint ventures operate or the industries to which Boeing or its subsidiaries or joint ventures sell its or their products or services;

(c)	changes in, proposed or pending changes in, or changes in interpretation or enforcement of, GAAP or any law;

(d)

any failure by Boeing to meet any internal, public or other projections, forecasts, estimates, budgets or goals or any decline in the market price or trading volume of the shares of Boeing Common Stock on the NYSE; provided that the underlying cause of such failure or decline may (to the extent not otherwise excluded under the definition of “Boeing Material Adverse Effect”) be taken into account in determining whether a Boeing Material Adverse Effect has occurred or would reasonably be expected to occur;

(e)

acts of warfare, outbreak or escalation of hostilities, geopolitical conditions, tariffs, sanctions, riots, looting, unrest, sabotage, trade wars, political unrest, civil disobedience, protests, public demonstrations, sabotage, terrorism, cyberterrorism or cyberattacks (in each case, to the extent not specifically targeting Boeing), military, paramilitary or police actions, or national or international calamity, or the escalation or worsening of any of the foregoing or any response by any governmental entity to any of the foregoing;

(f)

(i) any outbreak or ongoing effects of a contagious disease, epidemic or pandemic (including COVID-19) or other public health event or the escalation or worsening thereof or any response by any governmental entity to the foregoing (including any quarantine, “shelter in place,” “stay at home,” workforce reduction, social distancing, curfew, shutdown, closure, sequester, safety or any other law, order, proceeding, directive, pronouncement or guideline by any industry group or governmental entity) or (ii) any weather event, flood, eruption, nuclear incident or other natural or man-made disaster or other force majeure event or the escalation or worsening of any of the foregoing or any response by any governmental entity to any of the foregoing;

(g)

the taking of any action required by the Merger Agreement or the failure to take any action prohibited by the Merger Agreement or the taking of any action required by the Airbus Term Sheet (or by the definitive agreements providing for the transactions contemplated by the Airbus Term Sheet) or the failure to take any action prohibited by the Airbus Term Sheet (or by the definitive agreements providing for the transactions contemplated by the Airbus Term Sheet);

(h)

changes caused by the negotiation, execution, announcement or performance of the Merger Agreement or the Airbus Term Sheet (or by the definitive agreements providing for the transactions contemplated by the Airbus Term Sheet) or the pendency or completion of the Merger Agreement Transactions or the Airbus Term Sheet (including, in each case of the foregoing, any loss or change in relationship with any regulator, employee in or governed by any labor union or similar body, officer, director, customer, supplier, vendor or other business partner of Boeing or any of its subsidiaries to the extent attributable thereto) (it being understood that the provision of the Merger Agreement described in this clause (h) will not apply with respect to the representations or warranties relating to Boeing’s required governmental filings or lack of violations of organizational documents, applicable laws and material contracts with third parties (or any condition to any party’s obligation to complete the Merger Agreement Transactions relating to such representations and warranties));

(i)

the commencement, pendency or resolution of any Transaction Litigation or any proceeding to the extent relating to the Merger Agreement or the Merger Agreement Transactions (it being understood that the provision of the Merger Agreement described in this clause (i) will not apply with respect to the representations or warranties relating to Boeing’s required governmental filings or lack of violations of organizational documents, applicable laws and material contracts with third parties (or any condition to any party’s obligation to complete the Merger Agreement Transactions relating to such representations and warranties));

(j)

(A) the identity of Spirit or any of its subsidiaries or (B) the business or operations of Spirit (it being understood that the provision of the Merger Agreement described in this clause (j) will not apply with respect to the representations or warranties relating to Boeing’s required governmental filings or lack of violations of organizational documents, applicable laws and material contracts with third parties (or any condition to any party’s obligation to complete the Merger Agreement Transactions relating to such representations and warranties));

(k)

the effect of any event or action taken or omission to act by Boeing or any of its subsidiaries in connection with the Merger Agreement Transactions or the transactions contemplated by the Airbus Term Sheet at the written request of Spirit;

(l)

the effects of the failure to obtain any consents, registrations, approvals, permits or authorizations from any contractual counterparty or any governmental entity or the termination, acceleration or the enforcement of any contractual right of any contractual counterparty, in each case, to the extent resulting from or arising out of the entry into the Merger Agreement or the Merger Agreement Transactions (it being understood that the provision of the Merger Agreement described in this clause (l) will not apply with respect to the representations or warranties relating to Boeing’s governmental filings or lack of violations of organizational documents, applicable laws and material contracts with third parties (or any condition to any party’s obligation to complete the Merger Agreement Transactions relating to such representations and warranties)); or

(m)

any action required to be taken by Boeing or any of its subsidiaries in order to comply with Boeing’s obligations described in the first paragraph under “—Cooperation; Regulatory Approvals and Efforts to Close the Merger.”

Notwithstanding the foregoing, with respect to clauses (a), (b), (c), (e) and (f) above, such events that are not otherwise excluded from the definition of “Boeing Material Adverse Effect” may be taken into account in determining whether a “Boeing Material Adverse Effect” has occurred or would reasonably be expected to occur to the extent (and only to the extent) that they disproportionately adversely affect Boeing and its subsidiaries (taken as a whole) relative to comparable companies operating in the industries and in the geographic markets in which Boeing and its subsidiaries conduct their businesses.

Conduct of Business Pending the Merger

The Merger Agreement provides for certain restrictions on the conduct of Spirit’s and its subsidiaries’ businesses prior to the earlier of the Effective Time and the termination of the Merger Agreement.

During the period between the date of the Merger Agreement until the earlier of the Effective Time and the termination of the Merger Agreement (except as required or expressly permitted or contemplated by the Merger Agreement, as required by applicable law, as reasonably necessary to protect the health and safety of the personnel or employees of Spirit or any of its subsidiaries in direct response to the outbreak and ongoing effects of a contagious disease, epidemic or pandemic (including COVID-19), or as consented to in writing by Boeing (which consent will not be unreasonably withheld, conditioned or delayed)), subject to certain exceptions, Spirit must use, and must cause each of its subsidiaries to (provided, with respect to non-wholly owned subsidiaries, Spirit must cause such subsidiaries to the extent within its reasonable control) use, reasonable best efforts to (x) conduct its business in all material respects in the ordinary course of business, (y) to the extent consistent therewith, preserve their business organizations intact and maintain existing relations and goodwill with governmental entities and key customers, suppliers, distributors, creditors, lessors, employees (including any labor union, labor organization, works council or other similar organization) and business associates and keep available the services of its and their present officers, key employees and workforce (including any directors) and (z) maintain in force and enforce internal policies, procedures and controls (as updated or amended from time to time) designed to ensure compliance with applicable law.

During the period between the date of the Merger Agreement until the earlier of the Effective Time and the termination of the Merger Agreement (except as required or expressly permitted or contemplated by the Merger Agreement, as required by applicable law, as reasonably necessary to protect the health and safety of the personnel or employees of Spirit or any of its subsidiaries in direct response to the outbreak and ongoing effects of a contagious disease, epidemic or pandemic (including COVID-19), or as consented to in writing by Boeing (which consent will not be unreasonably withheld, conditioned or delayed)), subject to certain exceptions, Spirit must not, and must cause its wholly owned subsidiaries not to (provided, with respect to non-wholly owned subsidiaries, Spirit must instruct its directors and officers of such subsidiary to use their reasonable best efforts to cause such subsidiaries not to, the extent within their reasonable authority and control):

•	amend its or their respective organizational documents;

•	adopt a plan of complete or partial liquidation, dissolution, merger, restructuring, recapitalization, or other reorganization of Spirit or any of its subsidiaries;

•

acquire (including by acquisition of equity (including any debt securities convertible into equity) or assets) any business, person, equity interest in any person, material properties or material assets, other than (A) acquisitions of inventory or other goods or services in the ordinary course of business consistent with past practice or (B) solely in the case of acquisitions of properties or assets (but not businesses, persons or equity interests), acquisitions (x) for consideration not in excess of $5,000,000 in any individual transaction or series of related transactions or $15,000,000 in the aggregate in any 12-month period after the date of the Merger Agreement or (y) expressly contemplated by Spirit’s then-current capital budget described in or adopted in accordance with the terms of the Merger Agreement;

•

transfer, sell, lease, license, abandon, cancel, allow to lapse, or otherwise dispose of any material assets of Spirit or any of its subsidiaries, or incur, permit or suffer to exist the creation of any material encumbrance (other than encumbrances permitted under the Merger Agreement) upon any such assets (in each case, excluding intellectual property rights), except (A) for inventory in the ordinary course of business consistent with past practice, (B) for obsolete assets in the ordinary course of business consistent with past practice, (C) for properties or assets with a fair market value not in excess of $5,000,000 individually, or $15,000,000 in the aggregate in any 12-month period after the date of the Merger Agreement, or (D) pursuant to existing contractual rights or obligations in effect prior to the date of the Merger Agreement and made available to Boeing or its outside legal counsel prior to the date of the Merger Agreement;

•

transfer, sell, lease, license, abandon, cancel, allow to lapse, or otherwise dispose of any material intellectual property rights of Spirit or any of its subsidiaries, or incur, permit or suffer to exist the creation of any material encumbrance (other than encumbrances permitted under the Merger Agreement) upon, any such material intellectual property rights, except (A) the lapse or expiration of registered intellectual property rights owned by Spirit or any of its subsidiaries at the end of its natural term or (B) non-exclusive licenses granted in the ordinary course of business consistent with past practice;

•

issue, sell, dispose of, grant, transfer, encumber or otherwise enter into any contract with respect to the voting of, any equity interests of Spirit or any of its subsidiaries, convertible or exchangeable securities in respect of such equity interests, or any options, warrants or other rights of any kind to acquire any such equity interests or such convertible or exchangeable securities in each case, other than (A) any such transaction or action by a wholly owned subsidiary of Spirit to Spirit or between or among wholly owned subsidiaries of Spirit, (B) issuances in respect of any Spirit RSUs, Spirit PSUs or restricted shares of Spirit Common Stock outstanding as of the date of the Merger Agreement in accordance with their terms, (C) grants of Spirit RSUs, Spirit PSUs or restricted shares of Spirit Common Stock after the date of the Merger Agreement as permitted by the Merger Agreement, or issuances in respect of such Spirit RSUs, Spirit PSUs or restricted shares of Spirit Common Stock in accordance with their terms, (D) as otherwise permitted by the Merger Agreement, (E) pursuant to, or rights granted under, Spirit’s exchangeable notes in effect as of the date of the Merger Agreement or (F) pursuant to the ESPP in accordance with its terms as of the date of the Merger Agreement and in compliance with the Merger Agreement;

•

(A) make any loans or advances to, or provide any guarantees on behalf of, any person (other than to or from Spirit and any of its wholly owned subsidiaries or between or among any of its wholly owned subsidiaries) in excess of $2,000,000 individually, or $5,000,000 in the aggregate in any 12-month period after the date of the Merger Agreement, other than pursuant to existing contractual obligations in effect as of the date of the Merger Agreement and made available to Boeing prior to the date of the Merger Agreement, (B) cancel, modify or waive any indebtedness or other amounts owed to Spirit or any of its subsidiaries having in each case a value in excess of $2,000,000 individually, or $5,000,000 in the aggregate in any 12-month period after the date of the Merger Agreement, other than in the ordinary course of business consistent with past practice or indebtedness or other amounts owed between or among Spirit and any of its subsidiaries in the ordinary course of business, or (C) incur any indebtedness in excess of $10,000,000 individually or $25,000,000 in the aggregate in any 12-month period after the date of the Merger Agreement, assume or guarantee the indebtedness of any other person (other than Spirit or any of its subsidiaries), or make any voluntary prepayment in respect of any indebtedness in each case of this clause (C), other than (1) intercompany borrowings, (2) capital or finance leases entered into after the date of the Merger Agreement in the ordinary course of business or (3) under surety or performance bonds and letters of credit in existence as of the date of the Merger Agreement and made available to Boeing prior to the date of the Merger Agreement or entered into in the ordinary course of business and without violation of the terms of the Merger Agreement;

•

declare, set aside or pay any dividend or other distribution, with respect to any securities of Spirit or its subsidiaries, other than dividends or other distribution paid by any wholly owned subsidiary of Spirit to Spirit or to any other wholly owned subsidiary of Spirit;

•

reclassify, split, combine, subdivide or redeem, purchase or otherwise acquire or enter into any agreement to do any of the foregoing with respect to any equity interests of Spirit or any subsidiary of Spirit or securities convertible or exchangeable in respect of such equity interests, in each case, other than (A) to satisfy applicable tax withholding or exercise prices upon vesting, settlement or exercise of any Spirit RSU, Spirit PSU or restricted share of Spirit Common Stock outstanding on the date of the Merger Agreement or granted after the date of the Merger Agreement as permitted by the Merger Agreement, (B) repurchases of shares of capital stock as permitted under any Spirit RSU, Spirit PSU or restricted share of Spirit Common Stock outstanding on the date of the Merger Agreement or granted after the date of the Merger Agreement as permitted by the Merger Agreement or (C) any such transactions solely involving wholly owned subsidiaries of Spirit;

•

(A) authorize any new capital expenditures, in each case, other than (I) for capital expenditures first authorized in 2024, as contemplated by Spirit’s existing capital budget for calendar year 2024, (II) for capital expenditures first authorized in calendar year 2025, as contemplated by Spirit’s capital budget for calendar year 2025 so long as such 2025 capital budget allocates capital expenditures substantially consistently with Spirit’s 2024 capital budget, does not exceed Spirit’s 2024 capital budget by more than 5% and is delivered to Boeing by no later than February 1, 2025, or (III) any unbudgeted capital expenditures not to exceed $10,000,000 individually, or $25,000,000 in the aggregate in any 12-month period after the date of the Merger Agreement, or (B) fail to make material capital expenditures expressly contemplated by Spirit’s capital budget then in effect, except to the extent that Spirit determines, in good faith after consultation with Boeing, that delaying such capital expenditure or utilizing the amounts otherwise budgeted for such capital expenditure for other purposes is reasonably necessary under the circumstances existing at any time;

•

except as otherwise permitted by the Merger Agreement, enter into any contract that would have been a Company Material Contract (as defined in the Merger Agreement) had it been entered into prior to the date of the Merger Agreement (including by amending any contract in a manner that would make such contract a Company Material Contract), other than (A) any contract with the top 10 suppliers of Spirit and its subsidiaries (on a consolidated basis) determined on the basis of the actual amounts paid for goods and services by Spirit and its subsidiaries (on a consolidated basis), during the fiscal year ended December 31, 2023, (B) any government contract that is reasonably expected to result in total annual revenue in excess of $100,000,000 (excluding any fixed-price contracts), (C) any bid by Spirit that, if accepted or awarded, would result in a government contract reasonably expected to result in total aggregate revenue in excess of $100,000,000 over the life of such contract (excluding any such bid by Spirit for a fixed-price contract), (D) any contract (or group of related contracts with respect to a single transaction or series of related transactions) that involves future payments, performance or services or delivery of assets to or by Spirit or any of its subsidiaries of any value reasonably expected to exceed $25,000,000 in any 12-month period after the date of the Merger Agreement, (E) any contract for the lease of personal property providing for annual payments thereunder of $1,000,000 or more, or (F) any customer or supplier contract containing customary indemnification provisions and providing for any material indemnification or guarantee obligations by Spirit or any of its subsidiaries of any person that remain outstanding as of the date of the Merger Agreement, in each case, that is entered in the ordinary course of business consistent with past practice, subject to restrictions specified in the Merger Agreement;

•

assign, terminate, fail to renew, materially amend or waive any material rights under any material contract (other than non-renewals, non-material amendments or non-material waivers in the ordinary course of business);

•

amend, terminate or allow to lapse any material license held by Spirit or any of its subsidiaries in a manner that materially and adversely impacts the ability of Spirit and its subsidiaries to conduct their respective businesses;

•

except in the ordinary course of business consistent with past practice or for which replacement insurance is to be obtained on substantially equivalent terms, voluntarily terminate, cancel or modify any material third-party insurance policies;

•

other than any Transaction Litigation, settle or compromise any proceeding (A) for an amount in excess of $15,000,000 individually, or $30,000,000 in the aggregate in any 12-month period after the date of the Merger Agreement (net of any insurance proceeds or indemnity, contribution or similar payments received by Spirit or any wholly owned subsidiary of Spirit in respect thereof, or amounts reserved for such matters in the consolidated financial statements included in Spirit’s Form 10-K for the year ended December 31, 2023 by Spirit or such wholly owned subsidiary), (B) which involves any criminal liability of Spirit or any of its wholly owned subsidiaries, (C) which results in any non-monetary obligation or binding precedential effect that is material to Spirit and its subsidiaries (taken as a whole) or would be binding on Boeing’s or its subsidiaries’ operations after the Closing or (D) that is a stockholder derivative proceeding or a proceeding commenced by a governmental entity;

•

make any material changes with respect to any financial accounting policies or procedures, in each case, except as required by GAAP or SEC rules or policies (or any interpretation thereof) or any regulatory accounting requirements (or any interpretation thereof) or any governmental entity (including the Financial Accounting Standards Board or any similar organization);

•

write up, write down or write off the book value of any material assets of Spirit or any of its subsidiaries, except to the extent required by GAAP as consistently applied by Spirit since the December 31, 2021;

•

enter into any new line of business that is not incidental to, or an iteration, extension, natural evolution, expansion or advancement of, the lines of business of Spirit or any of its subsidiaries as of the date of the Merger Agreement;

•

(A) make (other than in the ordinary course of business), change or revoke any material tax election, (B) change any material tax accounting period or method, (C) file any material amended tax return, (D) enter into any closing agreement with respect to material taxes, (E) settle any material tax claim, audit, assessment or dispute, (F) enter into any material tax indemnification, sharing, allocation reimbursement or similar agreement, arrangement or understanding, (G) initiate any voluntary tax disclosure or tax amnesty or similar filings with any taxing authority with respect to U.S. state or local taxes and other than in connection with the IRS Compliance Assurance Process, (H) fail to timely file any material tax returns (taking into account any extension of time within which to file) or pay any tax that becomes due and payable (other than taxes that are being contested in good faith in appropriate proceedings and for which appropriate reserves have been established to the extent required by GAAP), or (I) surrender any right to claim a material tax refund;

•

except as required pursuant to the terms of any Spirit benefit plan in effect as of the date of the Merger Agreement, any Spirit Labor Agreement (as may be amended pursuant to the Merger Agreement) (as defined below), or as otherwise required by applicable law, (A) increase the compensation or consulting fees, bonus, pension, welfare, fringe or other benefits, severance or termination pay of any Spirit employee, except for (1) increases in annual base salary or wage rate in the ordinary course of business consistent with past practice that do not exceed 5% in the aggregate or, for (x) employees at the level of Vice President or above, 4% individually or (y) all other employees, 8% individually (in each case, excluding any Spirit employee represented by a representative body, labor organization, labor union, works council or similar organization where such increase in base salary or wage rate is mandated by the terms of any existing agreement (as may be amended) with such representative body, labor organization, labor union, works council or similar organization), (2) the payment of annual bonuses for completed periods based on actual performance in the ordinary course of business consistent with past practice, (3) promotions below the level of Vice President in the ordinary course of business and promotions in accordance with clause (G) below and (4) benefits, fringe benefits and de minimis amounts payable or provided in the ordinary course of business consistent with past practice, (B) become a party to, establish, adopt, amend, commence participation in or terminate any material Spirit benefit plan or any arrangement that would have been a material Spirit benefit plan had it been entered into prior to the Merger Agreement, other than in connection with routine, immaterial or ministerial amendments to health and welfare plans that do not materially increase benefits or result in a material increase in administrative costs, (C) grant any new awards, or materially amend or modify the terms of any outstanding awards, under any Spirit benefit plan, (D) take any action to accelerate the vesting or lapsing of restrictions or payment, or fund or in any other way secure the payment, of compensation or benefits under any Spirit benefit plan, (E) change any actuarial or other assumptions used to calculate funding obligations with respect to any Spirit benefit plan that is required by applicable law to be funded or change the manner in which contributions to such plans are made or the basis on which such contributions are determined, except as may be required by GAAP, (F) forgive any material loans or issue any loans (other than routine travel advances issued in the ordinary course of business consistent with past practice) to any Spirit employee, (G) hire any employee at the level of Vice President or above, except for individuals hired or promoted following the date of the Merger Agreement to replace employees at the level of Vice President or above who terminate employment on or following the date of the Merger Agreement or (H) terminate the employment of any employee at the level of Vice President or above, other than for cause;

•

other than as required pursuant to the terms of any collective bargaining agreement with a labor union, labor organization, works council or similar organization representing Spirit employees and in effect as of the date of the Merger Agreement (such agreements, “Spirit Labor Agreements”), become a party to, establish, adopt, amend, commence participation in or terminate any collective bargaining agreement or other contract with a labor union, labor organization, works council or similar organization, except renewals of existing Spirit Labor Agreements in accordance with the terms thereof;

•	implement any plant closing or mass layoff, collective redundancy or restructuring exercise; or

•	agree, authorize or commit to do any of the foregoing.

The Merger Agreement also provides for certain restrictions on the conduct of Boeing prior to the earlier of the Effective Time and the termination of the Merger Agreement. During the period between the date of the Merger Agreement until the earlier of the Effective Time and the termination of the Merger Agreement, except (a) as required or expressly permitted or contemplated by the Merger

Agreement, (b) as required by applicable law or (c) consented to in writing by Spirit (which consent will not be unreasonably withheld, conditioned or delayed), Boeing will not:

•	amend Boeing’s certificate of incorporation in any manner that would be materially adverse to Spirit or Spirit Stockholders;

•	adopt a plan of complete or partial liquidation, dissolution, merger, restructuring, recapitalization, or other reorganization of Boeing;

•	declare, set aside or pay any dividend or other distribution with respect to the capital stock of Boeing; or

•	agree or commit to do any of the foregoing.

No Solicitation of Acquisition Proposals; Change of Recommendation

Termination of Existing Discussions

The Merger Agreement provides that Spirit will, and will cause each of its wholly owned subsidiaries to, and will instruct and use reasonable best efforts to cause its and its subsidiaries’ other representatives and Spirit’s non-wholly owned subsidiaries to:

•

promptly cease and cause to be terminated any solicitations, discussions and negotiations with any person conducted prior to the date of the Merger Agreement with respect to any Acquisition Proposal (as defined below);

•

if such person has executed a confidentiality agreement in connection therewith, request the prompt return or destruction of all confidential information relating to Spirit and any of its subsidiaries, subject to the terms and conditions of such confidentiality agreement, and, if applicable, terminate any diligence access through physical or electronic datarooms previously granted to such person;

•

refrain from terminating, waiving, amending or modifying any provision of any confidentiality or standstill obligations (or other similar restrictions that would prevent the making or pursuing of any Acquisition Proposal) to which Spirit or any of its subsidiaries is or becomes a party; and

•	enforce the provisions of any confidentiality or standstill agreements;

provided in each case, that Spirit will be permitted to release or waive any such standstill obligations (or other similar restrictions that would prevent the making or pursuing of any confidential, non-public Acquisition Proposal) to permit a person to make and pursue and submit a confidential, non-public Acquisition Proposal to the extent that the Spirit Board determines in good faith, after consultation with its financial advisor and outside legal counsel, that the failure to do so would be inconsistent with the directors’ fiduciary duties under applicable laws.

Non-Solicitation

The Merger Agreement provides that from the date of the Merger Agreement until the earlier of the Effective Time and the termination of the Merger Agreement, except as expressly permitted by the Merger Agreement and subject to certain exceptions, Spirit will not, and will cause its wholly owned subsidiaries and its and their directors and officers not to, and will instruct and use reasonable best efforts to cause its and its subsidiaries’ other representatives and Spirit’s non-wholly owned subsidiaries not to, directly or indirectly:

•	initiate, solicit, knowingly encourage or knowingly facilitate any Acquisition Proposal or any inquiry with respect to the making of an Acquisition Proposal;

•

participate in any discussions or negotiations (other than with Boeing and its representatives) regarding any Acquisition Proposal or any inquiry with respect to the making of an Acquisition Proposal (other than to state that the terms of the Merger Agreement prohibit such discussions); or

•	disclose any nonpublic information to any person concerning Spirit or its subsidiaries in connection with any Acquisition Proposal or any inquiry with respect to the making of an Acquisition Proposal.

Notwithstanding the provisions of the Merger Agreement described in the immediately preceding paragraph and in “—Termination of Existing Discussions,” prior to obtaining the Spirit Stockholder Approval, in response to an Acquisition Proposal which did not result from a material breach of such provisions by Spirit, its wholly owned subsidiaries or its or their respective representatives, (a) Spirit and its representatives may contact the person or group (including its or their representatives) that made such Acquisition Proposal in writing to request written clarification of the terms and conditions thereof, and (b) if the Spirit Board determines in good faith, after consultation with its financial advisor and outside legal counsel, that such Acquisition Proposal constitutes or could reasonably be expected to lead to a Superior Proposal (as defined below), Spirit may:

•	participate in any discussions or negotiations regarding such Acquisition Proposal or any inquiry with respect to the making of such Acquisition Proposal; and

•

disclose any nonpublic information to such person or group concerning Spirit or its subsidiaries in connection with such Acquisition Proposal or any inquiry with respect to the making of such Acquisition Proposal, provided that prior to any such disclosure of any information by or on behalf of Spirit, the person or group making such Acquisition Proposal must execute a confidentiality agreement with Spirit with confidentiality and use terms in favor of Spirit that are not less restrictive in any material respect than those contained in the Non-Disclosure Agreement between Spirit and Boeing, dated as of February 28, 2024 (as it may be amended from time to time) (the “Confidentiality Agreement”) (which confidentiality agreement need not contain any standstill obligations (or other similar restrictions that would prevent the making or pursuing of any Acquisition Proposal)), and Spirit will substantially concurrently with the delivery to such person or group of any such nonpublic information concerning Spirit or any of its subsidiaries, provide or make available such information to Boeing or its outside legal counsel, to the extent not previously provided or made available (subject to the terms of the Confidentiality Agreement).

Notice of Acquisition Proposals

The Merger Agreement provides that Spirit will promptly (but, in any event, within 24 hours) notify Boeing in writing if any Acquisition Proposal or any inquiry with respect to the making of an Acquisition Proposal is received by, any information is requested in connection with any Acquisition Proposal from, or any discussion or negotiation with respect to an Acquisition Proposal is sought to be initiated or continued with, Spirit or any of its representatives acting on Spirit’s behalf or at its direction, and will set forth in such notice the name of the person or persons making the Acquisition Proposal or inquiry, requesting such information or seeking to initiate or continue such discussion or negotiation and the material terms and conditions of any such Acquisition Proposal or inquiry (including, if applicable, copies of any written requests, proposals or offers, any substantive written communications between Spirit or any of its representatives and the person or persons making the Acquisition Proposal or its representatives, or other materials that describe the terms and conditions of such Acquisition Proposal received in connection with any such Acquisition Proposal or inquiry, including proposed agreements) and thereafter will promptly (but, in any event, within 24 hours):

•

keep Boeing reasonably informed of the status and terms of any material developments regarding any such Acquisition Proposal or inquiry (including any material amendments thereto) and the status of any such discussions or negotiations; and

•

provide to Boeing (or its outside legal counsel) copies of all written materials that describe the terms and conditions of such Acquisition Proposal provided by, or on behalf of, such person or persons to Spirit or any of its representatives and any substantive written communications between Spirit or any of its representatives and the person or persons making the Acquisition Proposal or its representatives.

No Change of Recommendation or Alternative Acquisition Agreement

Except as permitted by the Merger Agreement, the Spirit Board will not:

•

withhold, withdraw, qualify or modify (or publicly propose or publicly resolve to withhold, withdraw, qualify or modify) the Spirit Board’s recommendation that Spirit Stockholders adopt the Merger Agreement in a manner adverse to Boeing or, if an Acquisition Proposal has been publicly disclosed after the date of the Merger Agreement, fail to reaffirm the Spirit Board’s recommendation that Spirit Stockholders adopt the Merger Agreement, such reaffirmation occurring within 10 business days after the receipt of any written request to do so from Boeing (which request may only be made once with respect to any such Acquisition Proposal, except that Boeing may make an additional request after the public disclosure of any material changes in the terms of such Acquisition Proposal) (each of the foregoing, a “Change of Recommendation”);

•	approve or recommend, or publicly declare advisable, any Acquisition Proposal or other proposal that would reasonably be expected to lead to an Acquisition Proposal;

•

approve, recommend, enter into or publicly declare advisable or publicly propose to enter into any letter of intent, memorandum of understanding, merger agreement or other contract or understanding providing for or relating to any Acquisition Proposal (other than a confidentiality agreement as permitted under the Merger Agreement) (such agreement, an “Alternative Acquisition Agreement”); or

•	agree, authorize or commit to do any of the foregoing.

Notwithstanding anything to the contrary set forth in the Merger Agreement, at any time prior to obtaining the Spirit Stockholder Approval, in response to an Acquisition Proposal that did not result from a material breach by Spirit, its wholly owned subsidiaries or its or their respective representatives of the obligations under the Merger Agreement described above in “—Termination of Existing Discussions” and the first paragraph in “—Non-Solicitation” and that the Spirit Board determines, in good faith, after consultation with its financial advisor and outside legal counsel, constitutes a Superior Proposal, the Spirit Board may effect a Change of Recommendation or terminate the Merger Agreement pursuant to and in accordance with the terms of the Merger Agreement and substantially concurrently with such termination enter into an Alternative Acquisition Agreement with respect to such Acquisition Proposal; provided, however, that prior to taking any such action:

•

Spirit must provide Boeing with written notice of its intention to take such action at least four business days in advance (the “Takeover Notice Period”), which notice must include all information required by the terms of the Merger Agreement (as described in “—Notice of Acquisition Proposals”), mutatis mutandis (with any subsequent material revision or material amendment to the terms of such Acquisition Proposal resulting in a three-business-day extension of the Takeover Notice Period);

•

during the Takeover Notice Period, to the extent requested by Boeing, Spirit negotiates in good faith with Boeing regarding any adjustments or modifications to the terms of the Merger Agreement proposed by Boeing; and

•

at the end of the Takeover Notice Period, the Spirit Board determines in good faith, after consultation with its financial advisor and outside legal counsel (after taking into account any written revisions to the Merger Agreement proposed by Boeing and any other information offered by Boeing prior to the end of the Takeover Notice Period), that such Acquisition Proposal continues to be a Superior Proposal and failure to make a Change of Recommendation or terminate the Merger Agreement and substantially concurrently with such termination enter into an Alternative Acquisition Agreement would be inconsistent with the directors’ fiduciary duties under applicable law.

The Spirit Board may, at any time prior to obtaining the Spirit Stockholder Approval, effect a Change of Recommendation in response to an Intervening Event (as defined below) if:

•

Spirit provides Boeing with four business days’ prior written notice of its intention to take such action, which notice will include the material information considered by the Spirit Board with respect to such Intervening Event;

•

during such four-business-day period, to the extent requested by Boeing, Spirit negotiates in good faith with Boeing regarding any adjustments or modifications to the terms of the Merger Agreement proposed by Boeing; and

•

at the end of such four-business-day period, the Spirit Board determines in good faith, after consultation with its financial advisor and outside legal counsel (after taking into account any adjustments or modifications to the terms of the Merger Agreement committed to by Boeing in writing and any other information offered by Boeing), that the failure to make a Change of Recommendation in response to such Intervening Event would be inconsistent with the directors’ fiduciary duties under applicable law.

Under the Merger Agreement:

•

“Acquisition Proposal” means any proposal or offer made by any person or group providing for a merger, consolidation, dissolution, liquidation, recapitalization, reorganization, share exchange, acquisition, tender offer, issuance of securities, joint venture or any other similar transaction (or series of related transactions) involving Spirit or any of its subsidiaries pursuant to which any person or group would acquire beneficial ownership or control of (a) equity interests representing 20% or more (on a non-diluted basis) of any class of equity or voting interests in Spirit or (b) assets (including any securities) that constitute 20% or more of the consolidated net revenues, net income or total assets of Spirit and its subsidiaries (taken as a whole), in each case other than the Merger Agreement Transactions or any other proposal made by or on behalf of Boeing or any of its affiliates or any group of which Boeing or any of its affiliates are members or any acquisition by Boeing or any of its affiliates or any group of which Boeing or any of its affiliates are members, except that an “Acquisition Proposal” will not include any proposal or offer or other transaction relating to the Divestiture Assets.

•

“Superior Proposal” means a bona fide written Acquisition Proposal, made after the date of the Merger Agreement by any person, that did not result from a material breach by Spirit, its wholly owned subsidiaries or its or their respective representatives of the obligations described in “—Termination of Existing Discussions” and the first paragraph in “—No Solicitation of Acquisition Proposals; Change of Recommendation—Non-Solicitation,” on terms that the Spirit Board determines in good faith, after consultation with its financial advisor and outside legal counsel, are more favorable to Spirit Stockholders than the Merger Agreement Transactions, taking into account the financial, legal, regulatory, conditionality and other aspects of such proposal; provided that, solely for purposes of defining a “Superior Proposal,” all references in the definition of “Acquisition Proposal” to “20%” are deemed to be a reference to “50%.”

•

“Intervening Event” means any event, change, development, circumstance, fact, condition, occurrence or effect occurring after the date of the Merger Agreement that materially affects the business, financial condition, assets, liabilities or operations of Spirit and its subsidiaries (taken as a whole), and that is not actually known or reasonably foreseeable to the Spirit Board as of or prior to the date of the Merger Agreement (or if actually known or reasonably foreseeable, the material consequences of which were not actually known or reasonably foreseeable to the Spirit Board at such time); provided that in no event will the following constitute or be taken into account in determining whether or not an Intervening Event has occurred: (a) the receipt, existence or terms of an Acquisition Proposal or any proposal or offer or other transaction relating to the divestiture of the Divestiture Assets, or any matter relating thereto or consequence thereof, (b) results that were proximately caused by a material breach of the Merger Agreement by Spirit, (c) Spirit meeting or exceeding any internal, published or other projections, forecasts, estimates, budgets or goals or (d) changes, after the date of the Merger Agreement, in the market price or trading volumes of shares of Spirit Common Stock or shares of Boeing Common Stock, in and of themselves; provided that in the case of the foregoing clauses (c) and (d), the underlying cause of such event, change, development, circumstance, fact, condition, occurrence or effect may (to the extent not otherwise excluded under this definition) be taken into account in determining whether an Intervening Event has occurred.

Nothing in the Merger Agreement prohibits Spirit from (a) complying with its disclosure obligations under applicable law, (b) making any “stop, look and listen” or similar communication of the type contemplated by Rule 14d-9(f) under the Exchange Act or (c) making any disclosure to Spirit Stockholders if the Spirit Board determines in good faith, after consultation with Spirit’s outside legal counsel, that the failure of the Spirit Board to make such disclosure would be inconsistent with the directors’ fiduciary duties under applicable laws; provided that no disclosure or communication will be permitted pursuant to the Merger Agreement provision described in this clause (c) that constitutes a Change of Recommendation or has the effect of any action or communication prohibited by the Merger Agreement provisions described in the first paragraph in “—No Solicitation of Acquisition Proposals; Change of Recommendation—No Change of Recommendation or Alternative Acquisition Agreement” unless the Spirit Board has complied with the requirements in the Merger Agreement described above in the second and third paragraphs in “—No Solicitation of Acquisition Proposals; Change of Recommendation—No Change of Recommendation or Alternative Acquisition Agreement.”

Cooperation; Regulatory Approvals and Efforts to Close the Merger

Under the Merger Agreement, Boeing and Spirit have agreed to cooperate with each other and use (and cause their respective wholly owned subsidiaries to use, and instruct and use reasonable best efforts to cause their non-wholly owned subsidiaries to use) reasonable best efforts to take or cause to be taken all actions necessary or advisable under the Merger Agreement and applicable laws to complete the Merger Agreement Transactions as promptly as reasonably practicable and in any event prior to the Outside Date, including preparing and filing all documentation to effect all necessary filings and notices and seeking to obtain as promptly as reasonably practicable, unless otherwise agreed by Boeing and Spirit by mutual written consent (provided that any disagreement between the parties with respect to timing will be subject to the Regulatory Strategy Framework (as defined below)), all consents, registrations, approvals, permits and authorizations necessary or advisable to be obtained from any contractual counterparty or any governmental entity in order to complete the Merger Agreement Transactions. In connection with obtaining any such consent or approval from any contractual counterparty, none of Spirit, Boeing or any of their respective affiliates will be required to, and neither Spirit nor any of its affiliates will, without the prior written consent of Boeing, be permitted to, pay any fees or concede anything of monetary or economic value or otherwise make any accommodation or provide any benefit, in each case, except to the extent expressly set forth in the Airbus Term Sheet or any definitive agreements with respect to the transactions contemplated by the Airbus Term Sheet entered into with the prior written consent of Boeing pursuant to the Merger Agreement (though Spirit is not prohibited from divesting any of the Divestiture Assets to the extent consented to by Boeing pursuant to the Merger Agreement); provided, however, that whether or not the Merger Agreement Transactions are completed, Boeing will be responsible for the payment to any governmental entity of all filing fees payable by Boeing, Spirit or any of their respective subsidiaries in connection with obtaining the Regulatory Approvals.

In furtherance of the requirements set forth in the Merger Agreement described in the immediately preceding paragraph, each of Spirit and Boeing, as applicable, will (and will cause their respective wholly owned subsidiaries to, and will instruct and use reasonable best efforts to cause their non-wholly owned subsidiaries to):

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prepare and file (A) an appropriate filing of a Notification and Report Form pursuant to the HSR Act no later than 20 business days after the date of the Merger Agreement, and (B) all other initial filings, notices and reports (or where applicable, drafts thereof) pursuant to all other applicable antitrust laws or foreign investment laws or with respect to the other Regulatory Approvals, in each case, as promptly as reasonably practicable after the date of the Merger Agreement; provided that the timing of all such filings described in this bullet point will be subject to the Regulatory Strategy Framework;

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promptly provide or cause to be provided to each governmental entity any non-privileged information and documents (A) requested by such governmental entity in connection with any applicable antitrust law, foreign investment law or other Regulatory Approvals or (B) that are otherwise necessary or advisable to permit completion of the Merger Agreement Transactions as promptly as practicable following any such request or otherwise following the date of the Merger Agreement; and

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contest or defend against any actual, anticipated or threatened order or proceeding under any applicable antitrust law or foreign investment law seeking to prevent, restrain, prohibit, make illegal, materially impair or materially delay the completion of the Merger Agreement Transactions, including seeking to have any adverse decision, stay or temporary restraining order entered by any court or other governmental entity vacated, lifted or reversed.

The Merger Agreement provides that Boeing will, and will cause its subsidiaries to, to the extent necessary to obtain the Regulatory Approvals and to permit the Closing to occur prior to the Outside Date:

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propose, negotiate, commit to, effect and agree to, by consent decree, hold separate order, or otherwise, the sale, divestiture, license, holding separate and other disposition of the businesses, assets, properties, product lines, programs, projects and equity or other business interests of Spirit or Boeing or any of their respective subsidiaries;

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create, amend, terminate, unwind, divest or assign, subcontract or otherwise secure substitute parties for relationships, ventures or contractual or commercial rights or obligations of Spirit or Boeing or any of their respective subsidiaries; and

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take or commit to take any action that would limit or otherwise restrict Boeing’s or Spirit’s or any of their respective subsidiaries’ freedom of action, including with respect to, or that would effect changes to the conduct of business of, any businesses, assets, properties, product lines, programs, projects and equity or other business interests, relationships, ventures or contractual rights and obligations of Spirit, Boeing, and their respective subsidiaries.

Notwithstanding anything to the contrary set forth in the Merger Agreement, in no event will (i) any party or any of its subsidiaries be required to take, or agree to take, any action set forth in the Merger Agreement provision described in the immediately preceding paragraph (whether to obtain the Regulatory Approvals or any other approvals with any governmental entity) that is not conditioned upon the completion of the Merger (though the foregoing will not prohibit Spirit from divesting any of the Divestiture Assets, whether or not conditioned upon the completion of the Merger, to the extent consented to by Boeing pursuant to the Merger Agreement), (ii) except to the extent expressly provided by the Airbus Term Sheet or any definitive agreements with respect to the transactions contemplated by the Airbus Term Sheet entered into with the prior written consent of Boeing pursuant to the Merger Agreement, Spirit or any of its subsidiaries agree with any governmental entity to take any action set forth in the Merger Agreement provision described in the immediately preceding paragraph (whether to obtain the Regulatory Approvals or any other approvals with any governmental entity) without the prior written consent of Boeing (though the foregoing will not prohibit Spirit from divesting any of the Divestiture Assets to the extent consented to by Boeing pursuant to the Merger Agreement), or (iii) Boeing or any of its subsidiaries be required to take or to agree to take any action set forth in the Merger Agreement provision described in the immediately preceding paragraph (whether to obtain the Regulatory Approvals or any other approvals with any governmental entity) that (A) relates to businesses, assets, properties, product lines, programs, projects, equity or other business interests or other contractual rights and obligations of Boeing or any of its subsidiaries, (B) relates to businesses, assets, properties, product lines, programs, projects, equity or other business interests or other contractual rights and obligations of Spirit or any of its subsidiaries other than the Divestiture Assets or (C) would require Boeing to commit to provide prior notice or seek prior approval from any governmental entity for or appoint a monitor with respect to any future transaction (any such actions, a “Burdensome Condition”).

Subject to applicable laws and the other provisions of the Merger Agreement, Boeing and Spirit have agreed to keep the other apprised of the status of matters relating to the completion of the Merger Agreement Transactions and the Divestiture Transactions and work cooperatively in connection with obtaining all consents, registrations, approvals, permits and authorizations relating to the Merger Agreement Transactions and the Divestiture Transactions, including the Regulatory Approvals, any consents or approvals required from any contractual counterparty and the Spirit Stockholder Approval. Boeing and Spirit will jointly develop, consult and cooperate with one another with respect to the strategy for obtaining any consents, registrations, approvals, permits or authorizations relating to the Merger Agreement Transactions and the Divestiture Transactions, including the Regulatory Approvals, or responding to any request from, inquiry by, or investigation by any governmental entity in connection with the Merger Agreement, the Merger Agreement Transactions and the Divestiture Transactions, including the timing, content of any registrations, filings, agreements, forms, notices, petitions, statements, submissions of information, applications and other documents, communications and correspondence contemplated by, made in accordance with or subject to the provisions of the Merger Agreement discussed in this “—Cooperation; Regulatory Approvals and Efforts to Close the Merger” section.

Notwithstanding the foregoing, in the event of any disagreement between the parties relating to the strategy or appropriate course of action or content of any submission made in connection with obtaining any consents, registrations, approvals, permits or authorizations relating to the Merger Agreement Transactions or the Divestiture Transactions, including the Regulatory Approvals, the parties will escalate such dispute to the chief legal counsel of Boeing and the general counsel of Spirit for resolution. If such dispute is not resolved pursuant to the preceding sentence, Boeing will have the right to make the final determination with respect to such matter (the procedures with respect to determining strategy or appropriate courses of action or content of any submission and resolving any disagreements between the parties with respect thereto described in this sentence and the immediately preceding two sentences, the “Regulatory Strategy Framework”). The Regulatory

Strategy Framework will also apply to any decision of a party to (i) agree to stay, toll or extend the waiting period under the HSR Act with respect to the Merger Agreement Transactions or the Divestiture Transactions, (ii) withdraw and thereafter refile its Notification and Report Form pursuant to the HSR Act in accordance with 16 C.F.R. § 803.12 and any other applicable laws or (iii) enter into timing or similar agreements with any governmental entity.

Boeing and Spirit will have the right to review in advance, and, to the extent reasonably practicable, each will consult with the other on, and consider in good faith the views and comments of the other in connection with, all the information relating to Boeing or Spirit, as the case may be, any of their respective subsidiaries and any of its or their respective representatives, that appears in any filing made with, or written materials delivered or submitted to, any governmental entity in connection with the Merger Agreement Transactions and the Divestiture Transactions. If either party receives a request for additional information or documentary material from any governmental entity in connection with the Merger Agreement Transactions or the Divestiture Transactions, then such party will make, or cause to be made, promptly and after consultation with the other party, an appropriate response in compliance with such request (and in any event, as soon as reasonably practicable (provided that such timing will be subject to the Regulatory Strategy Framework), certify compliance with any Second Request issued pursuant to the HSR Act unless otherwise agreed to by the other party in writing). Neither Spirit nor Boeing will, nor will either permit any of its subsidiaries or any of its or their respective representatives to, participate in any substantive discussion, teleconference, videoconference or meeting with any governmental entity in respect of any filings, investigation or other inquiry directly relating to the Merger Agreement Transactions or the Divestiture Transactions unless (to the extent reasonably practicable) it consults with the other in advance and, to the extent permitted by such governmental entity, gives the other the opportunity to attend and participate in such substantive discussion, teleconference, videoconference or meeting; provided that the foregoing will not apply to communications or interactions with any governmental entity in connection with any filing, investigation, inquiry, or other matter or arrangement that is or was initiated independent of and without relation to the Merger Agreement Transactions or the Divestiture Transactions (it being understood that a filing, investigation or inquiry will not be deemed to relate to such transactions solely by virtue of mentioning the other party) unless the scope of any such investigation, inquiry or other discussion changes to become primarily related to the Merger Agreement Transactions, in which case the foregoing will apply only with respect to communications or interactions to the extent related to the Merger Agreement Transactions. Each of Boeing and Spirit may, as each may determine in good faith is reasonably necessary pursuant to applicable law, designate competitively sensitive materials and information of the nature discussed in this “—Cooperation; Regulatory Approvals and Efforts to Close the Merger” section of this proxy statement/prospectus as “Outside Counsel Only” or “Clean Team Only,” and such materials and information will be given only to the outside legal counsel or clean team, as the case may be, of the recipient and will not be disclosed by such outside legal counsel or clean team, as the case may be, to directors, officers or employees of the recipient (unless, in the case of information designated as “Clean Team Only,” the providing party has previously approved such directors, officers or employees being members of the clean team) unless express permission is obtained in advance from the source of the materials (Spirit or Boeing, as the case may be) or its legal counsel, and that any materials shared may be redacted to the extent required by law before being provided to the other party or its representatives.

Subject to the Regulatory Strategy Framework, Spirit will (and will cause its wholly owned subsidiaries and its and their respective directors, officers and employees to, and will instruct and use reasonable best efforts to cause its and its subsidiaries’ other representatives and Spirit’s non-wholly owned subsidiaries to) cooperate with Boeing in good faith to facilitate as promptly as reasonably practicable any potential divestiture of any businesses, assets, properties, product lines, programs, projects and equity or other business interests of Spirit and its subsidiaries proposed by Boeing, including by using reasonable best efforts to (A) enter into confidentiality and other customary preliminary agreements with potential acquirers, (B) permit such acquirers to conduct customary due diligence and delivering such information (including an entanglements analysis, tax structuring schematics, a data room, a vendor due diligence report, site visits, a quality of earnings report, management presentations or disclosure schedules) subject to receipt by Spirit from such potential acquirers of a confidentiality agreement in form and substance reasonably acceptable to Spirit (provided that Spirit will have the authority to designate information as “Outside Counsel Only” or “Clean Team Only” in its reasonable discretion based on the reasonable advice of outside antitrust counsel, and such materials and information will be given only to the outside legal counsel or clean team, as the case may be, of the potential acquirer), (C) take such actions (including making any requisite regulatory filings and engaging in any requisite works council consultation or similar processes) and execute or amend such contracts (including any purchase agreement, transition services agreement, manufacturing agreement, intellectual property license agreement, lease agreement, employment agreement or other ancillary agreement) relating to such potential divestiture and (D) obtain as promptly as reasonably practicable all consents, registrations, approvals, permits and authorizations necessary or advisable from any contractual counterparty or any governmental entity in order to complete such potential divestiture, in each case, subject to the terms of the Merger Agreement described in this “—Cooperation; Regulatory Approvals and Efforts to Close the Merger” section of this proxy statement/prospectus. Spirit will keep Boeing apprised of the status of any such potential divestiture and, subject to the terms set forth in the Merger Agreement governing information and access rights and requirements, will provide, as promptly as reasonably practicable, Boeing with information and access to data and personnel reasonably necessary to permit Boeing to (i) expeditiously market the assets or businesses that are the subject of such potential divestiture, (ii) prepare, negotiate and finalize documentation effecting such potential divestiture, and (iii) conduct and complete discussions with contractual counterparties and governmental entities related to such potential divestiture (provided that Spirit will have the authority to designate information as “Outside Counsel Only” or “Clean Team Only” in its reasonable discretion based on the reasonable advice of outside antitrust counsel, and such materials and information will be given only to the outside legal counsel or clean team, as the case may be, of the potential acquirer). In furtherance of and without limiting the foregoing, Spirit and its subsidiaries will comply with their respective obligations under the Airbus Term Sheet and any definitive agreements with respect to the transactions contemplated by the Airbus Term Sheet entered into with the prior written consent of Boeing pursuant to the Merger Agreement, and will not amend, terminate or waive any rights under the Airbus Term Sheet or any definitive agreements with respect to the transactions contemplated by the Airbus Term Sheet entered into with the prior written consent of Boeing pursuant to the Merger Agreement, in each case, without the prior written consent of Boeing, and will use reasonable best efforts to enter into definitive agreements providing for the transactions contemplated by the Airbus Term Sheet on the terms set forth therein as promptly as reasonably practicable, and Boeing will reasonably cooperate with Spirit in connection therewith.

Notwithstanding the foregoing or any provisions of the Merger Agreement described in the first three paragraphs in “—Conduct of Business Pending the Merger” to the contrary, for a period of 120 days following the date of the Merger Agreement, Spirit will have the right to solicit, direct and control discussions and negotiations with potential acquirers mutually agreed by the parties related to the transactions contemplated by the Airbus Term Sheet and the divestiture of the other Divestiture Assets; provided that Spirit (1) will keep Boeing reasonably apprised of the status of such discussions or negotiations as promptly as reasonably practicable, (2) will not provide any non-public information about Spirit or any of its subsidiaries to any such potential acquirer unless such potential acquirer executes a confidentiality agreement with Spirit, (3) will as promptly as reasonably practicable inform Boeing and, if in writing, furnish Boeing with copies of (or, in the case of oral communications, advise Boeing of), any substantive communication from or with any such potential acquirer, and, to the extent reasonably practicable, consult with, and consider in good faith the views of, Boeing on any written materials delivered or submitted to, or received from any such potential acquirer, (4) will not enter into a definitive agreement with any person providing for or otherwise effecting any such disposition without the prior consent of Boeing, including with respect to the final form of all agreements, schedules, exhibits, annexes, certificates and other documents or instruments proposed to be executed and delivered in connection therewith (provided that, during that 120-day period, Boeing will not unreasonably withhold, condition or delay its consent in respect of any definitive agreements with respect to the divestiture of certain agreed-upon Divestiture Assets and will act in good faith in granting or withholding its consent in respect of any definitive agreements with respect to certain other Divestiture Assets or with respect to the transactions contemplated by the Airbus Term Sheet) and (5) will, during such period, at the direction of Boeing, market the sale of such businesses, assets, properties, product lines, programs, projects and equity or other business interests to any additional third party potential acquirer identified by Boeing. If Spirit or its applicable subsidiaries have not, with respect to any portion of the Divestiture Assets, entered into a definitive agreement providing for a disposition of such Divestiture Assets within 120 days following the date of the Merger Agreement (or if any such definitive agreement is terminated after the end of the 120-day period), Boeing will at all times thereafter have the option (elected in its sole discretion) to itself solicit, direct and control any or all discussions and negotiations with any third party(ies) relating to the disposition of any such assets; provided that Boeing will keep Spirit reasonably apprised of the status of such discussions or negotiations. Each party will promptly provide or cause to be provided to the other party information and documents reasonably requested by the other party in connection with the disposition of the Divestiture Assets and the transactions contemplated by the Airbus Term Sheet.

The Merger Agreement provides that Spirit and its subsidiaries are permitted to comply with the terms and conditions expressly set forth in the Airbus Term Sheet and any definitive agreements with respect to the transactions contemplated by the Airbus Term Sheet entered into with the prior written consent of Boeing pursuant to the Merger Agreement and that, if all of the conditions to the Closing (other than the Divestiture Condition and those conditions that by their nature are to be satisfied at the Closing) have been satisfied or waived, Boeing will (A) comply with its and its subsidiaries’ obligations expressly set forth in the Airbus Term Sheet and any definitive agreements with respect to the transactions contemplated by the Airbus Term Sheet entered into with the prior written consent of Boeing pursuant to the Merger Agreement and (B) implement and effect, for the benefit of Spirit and its subsidiaries, payments to Spirit and its subsidiaries to satisfy any cash shortfall to enable Spirit and its subsidiaries to effect the closing of the transactions contemplated by the Airbus Term Sheet.

The Merger Agreement provides that Spirit will not, under any circumstance, be required to pay or commit to pay any amount or incur any obligation in favor of or offer or grant any accommodation (financial or otherwise, regardless of any provision to the contrary in the underlying contract) to any person to obtain any consents or approvals (or to avoid any termination, step-in or other rights of the contractual counterparty adverse to Spirit, in each case, that would be triggered by the entry into the Merger Agreement or the completion of the Merger Agreement Transactions) required from any contractual counterparty in connection with the entry into the Merger Agreement or the completion of the Merger Agreement Transactions, including in connection with the actions discussed in this “—Cooperation; Regulatory Approvals and Efforts to Close the Merger” section, in each case, that is not conditioned upon the completion of the Merger Agreement Transactions.

Indemnification; Directors’ and Officers’ Insurance

The Merger Agreement provides that all rights to indemnification, being held harmless and exculpation and limitation from liabilities, including advancement of expenses, for facts, events, matters, acts or omissions occurring at or prior to the Effective Time, whether asserted or claimed prior to, at or after the Effective Time (including any matters arising in connection with the Merger Agreement and the Merger Agreement Transactions), existing in favor of any current or former director or officer of Spirit (each, a “D&O Indemnified Party”), as provided in the organizational documents of

Spirit (collectively, the “Spirit Organizational Documents”) as in effect on the date of the Merger Agreement, will survive the Merger and will continue in full force and effect in accordance with their terms. Boeing will, and will cause the Surviving Corporation to, comply with, perform and honor all such obligations to the fullest extent permitted under applicable law and to the fullest extent required by the Spirit Organizational Documents.

The Merger Agreement provides that for a period of six years from the Effective Time, Boeing will, and will cause the Surviving Corporation to, (i) maintain in effect in the Surviving Corporation’s certificate of incorporation and bylaws the exculpation and limitation from liabilities, being held harmless, indemnification and advancement of expenses provisions equivalent in all respects to the provisions of the Spirit Organizational Documents as in effect immediately prior to or at the Effective Time with respect to facts, events, matters, acts or omissions occurring at or prior to the Effective Time, whether asserted or claimed prior to, at or after the Effective Time (including any matters arising in connection with the Merger Agreement, the Merger Agreement Transactions and the Divestiture Transactions) and (ii) not amend, repeal or otherwise modify any such provisions in any manner that would adversely affect the rights under such provisions of any D&O Indemnified Party. The Merger Agreement provides that, without limiting the foregoing, Boeing will, and will cause the Surviving Corporation and its subsidiaries as of the Effective Time to, comply with, perform and honor the obligations of Spirit and its subsidiaries under any indemnification contracts between any D&O Indemnified Party, on the one hand, and Spirit or any of its subsidiaries, on the other hand, in effect prior to the date of the Merger Agreement (to the extent the form of, or copies of, such contracts were made available to Boeing or its outside legal counsel prior to the date of the Merger Agreement), and Boeing will not (and will cause the Surviving Corporation and its subsidiaries as of the Effective Time not to) amend, repeal or otherwise modify any such contracts in any manner that would adversely affect in any respect the rights of any such D&O Indemnified Party under such contracts. Boeing’s obligations to comply with, perform and honor any obligations under the provisions of the Merger Agreement described in this paragraph and the immediately preceding paragraph will be independent obligations of Boeing that will be effective only to the extent that Spirit would be permitted to comply with, perform and honor such obligations under applicable law.

The Merger Agreement provides that, prior to the Effective Time, (i) Spirit will, or, if Spirit is unable to, Boeing will cause the Surviving Corporation as of the Effective Time to, purchase from Spirit’s directors’ and officers’ liability insurance carrier as of the date of the Merger Agreement or from one or more insurance carriers with the same or better credit rating as such carrier, a six-year prepaid “tail” policy, with terms, conditions, retentions and limits of liability that are no less favorable to the insureds than the coverage provided under Spirit’s existing policies of directors’ and officers’ liability insurance and fiduciary liability insurance with respect to facts, events, matters, acts or omissions arising at or before the Effective Time, whether asserted or claimed prior to, at or after the Effective Time (including any matters arising in connection with the Merger Agreement and the Merger Agreement Transactions), and (ii) Boeing will cause such policy to be maintained in full force and effect, for its full term, and cause all obligations under such policy to be honored by the Surviving Corporation; provided that Spirit will not pay, and the Surviving Corporation will not be required to pay, in excess of 300% of the last annual premium paid by Spirit in respect of such “tail” policy. If Spirit or the Surviving Corporation for any reason fails to obtain such “tail” insurance policies prior to or as of the Effective Time, Boeing will, for a period of six years from the Effective Time, cause the Surviving Corporation to maintain in effect the current policies of directors’ and officers’ liability insurance and fiduciary liability insurance maintained by Spirit as of the date of the Merger Agreement with Spirit’s directors’ and officers’ liability and fiduciary liability insurance carriers as of the date of the Merger Agreement or one or more insurance carriers with the same or better credit rating as the applicable carrier with respect to matters arising prior to or at the Effective Time; provided that, after the Effective Time, Boeing will not be required to pay annual premiums in excess of 300% of the last annual premium paid by Spirit in respect of the coverage required to be obtained under the Merger Agreement, but, in such case, will purchase as much coverage as practicable for such amount.

All rights to indemnification, being held harmless and exculpation and limitation from liabilities, including advancement of expenses, contemplated by the Merger Agreement in respect of any proceeding or claim pending as of or asserted on or prior to the sixth anniversary of the Effective Time in respect of facts, events, matters, acts or omissions occurring at or before the Effective Time will continue until the final disposition of such proceeding or resolution of such claim so long as such D&O Indemnified Party provides written notice of such proceeding or claim to the Surviving Corporation on or prior to the sixth anniversary of the Effective Time.

In the event that Boeing or the Surviving Corporation (or any of their respective successors or assigns) (i) consolidates with or merges into any other person and is not the continuing or surviving person of such consolidation or merger or (ii) transfers or conveys all or substantially all of its properties and assets to any person, then, and in each such case, proper provision will be made so that the successors and assigns of Boeing or the Surviving Corporation (as the case may be) will assume all of the obligations thereof described in this “—Indemnification; Directors’ and Officers’ Insurance” section.

Employee Matters

The Merger Agreement provides that each employee of Spirit and its subsidiaries at the Effective Time who continues to remain employed with Spirit or its subsidiaries after the Effective Time (each, a “Continuing Employee”) will, during the period commencing at the Effective Time and ending on the 12-month anniversary of the Effective Time, be provided with (i) a base salary or base wage that is no less favorable than the base salary or base wage provided by Spirit and its subsidiaries to each such Continuing Employee immediately prior to the Effective Time, (ii) the same work location (or a work location no more than 50 miles from the work location as of the Effective Time), (iii) total short-term target incentive compensation opportunities that are substantially comparable in the aggregate to those provided to each such Continuing Employee immediately prior to the Effective Time (excluding any incentives in the form of equity or equity-based compensation) and (iv) retirement and health and welfare benefits to each Continuing Employee that are substantially comparable in the aggregate to those provided to such Continuing Employee immediately prior to the Effective Time; provided, however, that the foregoing requirements will not apply to Continuing Employees who are covered by a collective bargaining agreement or as otherwise required by applicable law.

The Merger Agreement further provides that, to the extent a Continuing Employee becomes eligible for a Boeing benefit plan, Boeing will, or will cause the Surviving Corporation, subject to applicable law and the terms of the applicable plan or arrangement, to, (i) cause any pre-existing conditions or limitations and eligibility waiting periods under any Boeing benefit plans providing health and welfare benefits to be waived with respect to the Continuing Employees and their eligible dependents, (ii) give each Continuing Employee credit for the plan year in which such Continuing Employee first becomes eligible to participate in such Boeing benefit plans towards applicable deductibles and annual out-of-pocket limits for medical expenses incurred by the Continuing Employee and his or her eligible dependents during such plan year for which payment has been made and (iii) give each Continuing Employee full service credit for such Continuing Employee’s employment with Spirit and its subsidiaries and their respective predecessors for purposes of vesting, benefit accrual and eligibility to participate under each applicable Boeing benefit plan (to the extent a Boeing benefit plan is not already closed to new participants), as if such service had been performed with Boeing, except for benefit accruals under defined benefit pension plans, for purposes of qualifying for subsidized early retirement benefits or to the extent it would result in a duplication of benefits for the same period of service.

Under the Merger Agreement, in the event that the Closing occurs on or prior to the end of the applicable performance period for annual incentives in respect of the calendar year in which the Closing occurs, or prior to the payment of such annual incentives, each Continuing Employee that is a participant in a Spirit annual cash incentive plan will be eligible to receive a cash bonus for such period (the “Annual Bonus”) that will be determined as follows: (i) if the Closing takes place during the first quarter of such calendar year, then the Annual Bonus will be in an amount equal to the bonus that such Continuing Employee would have earned based upon actual performance as determined by Boeing, based on attainment of the actual level of the applicable performance criteria for the performance period; (ii) if the Closing takes place during the second or third quarter of such calendar year, then the Annual Bonus will be in an amount equal to the sum of (A) the Annual Bonus that such Continuing Employee would have earned based upon actual performance (with determinations of actual performance made by the compensation committee of the Spirit Board, in consultation with Boeing) and pro-rated based on the number of days in the applicable portion of the performance period that have elapsed as of the Effective Time and (B) the Annual Bonus that such Continuing Employee would have earned based upon actual performance as determined by Boeing, based on attainment of the actual level of the applicable performance criteria for the performance period and pro-rated for the period following the Effective Time through the remainder of the applicable performance period; and (iii) if the Closing takes place during the fourth quarter of such calendar year or after the end of such calendar year but prior to the payment of the Annual Bonus, then the Annual Bonus will be in an amount equal to the bonus that such Continuing Employee would have earned based upon actual performance (with determinations of actual performance made by the compensation committee of the Spirit Board, in consultation with Boeing). Unless more favorable treatment is otherwise provided pursuant to a Spirit benefit plan, if a Continuing Employee incurs a qualifying termination (as described and discussed in “The Merger—Interests of Certain Spirit Directors and Executive Officers in the Merger”) prior to the payment date of the Annual Bonus, Boeing will, or will cause the Surviving Corporation or their respective subsidiaries to, pay such Continuing Employee the portion of the Annual Bonus determined by the compensation committee of the Spirit Board, if any, prorated to reflect the number of days the Continuing Employee was employed during the applicable performance period at the same time or times that the Annual Bonus is payable to other similarly situated employees. Payment of any portion of the Annual Bonus will be made only to the extent it would not result in a duplication of payments of a Continuing Employee’s Annual Bonus under any Spirit benefit plan.

The Merger Agreement provides that Boeing has acknowledged that the completion of the Merger will be a “change in control” for purposes of the Spirit benefit plans, as applicable, and will cause the Surviving Corporation to honor all employee benefit obligations to current and former employees under the Spirit benefit plans in accordance with their terms.

Under the Merger Agreement, Spirit has agreed that, if requested by Boeing in writing at least 10 business days preceding the Effective Time, to the extent permitted by applicable law and the terms of the applicable plan or arrangement, Spirit will cause the Spirit AeroSystems Holdings, Inc. Retirement & Savings Plan (the “Spirit 401(k) Plan”) to be terminated effective immediately prior to the Effective Time and contingent upon the occurrence of the Merger. The Merger Agreement provides that, in the event that Boeing requests that the Spirit 401(k) Plan be terminated, (i) Spirit will provide Boeing with evidence that the Spirit 401(k) Plan has been terminated no later than two days immediately preceding the Effective Time and (ii) Boeing will establish or designate one or more 401(k) plans (the “Boeing 401(k) Plans”) in which the Continuing Employees will be eligible to participate as of the Effective Time. The Merger Agreement provides that Spirit will take any and all actions as may be required, including amendments to the Spirit 401(k) Plan, to permit the Continuing Employees who participated in the Spirit 401(k) Plan as of the date such plan is terminated and who elect such direct rollover in accordance with the terms of the Spirit 401(k) Plan and the Code to make rollover contributions to a Boeing 401(k) Plan of “eligible rollover distributions” (within the meaning of

Section 401(a)(31) of the Code, including, subject to the provision described in the next sentence, the in-kind rollover of promissory notes evidencing all outstanding loans) in an amount equal to the full account balance distributed to such employee from the Spirit 401(k) Plan. The Merger Agreement provides that Spirit and Boeing will cooperate in good faith to work with the Spirit 401(k) Plan and Boeing 401(k) Plan recordkeepers to develop a process and procedure for effecting the in-kind direct rollover of promissory notes evidencing participant loans from the Spirit 401(k) Plan to the Boeing 401(k) Plan, and the obligation of the Spirit 401(k) Plan to permit the direct rollover of loan promissory notes is conditioned on the development of a loan rollover process and procedure that is acceptable to the respective recordkeepers.

Under the Merger Agreement, prior to (i) making any broad based written or oral communications (except where such oral communications are immaterial or substantially similar to previously reviewed written communications) to the directors, officers or employees of Spirit or any of its subsidiaries pertaining to compensation or benefit matters that are directly related to the Merger Agreement Transactions or the Divestiture Transactions or (ii) formally or informally commencing any information or consultation exercise with any employee representative body, labor organization, labor union, works council or similar organization representing employees of Spirit that is directly related to the Merger Agreement Transactions or the Divestiture Transactions, Spirit will use its reasonable best efforts to provide Boeing with an advance copy of the intended communication, Boeing will have a reasonable period of time to review and comment on the communication, and Spirit will consider any such comments in good faith.

Certain Other Covenants

The Merger Agreement contains additional covenants, including, among others covenants:

•

relating to the preparation and filing of a proxy statement/prospectus in connection with the meeting of Spirit Stockholders to be held to consider the adoption of the Merger Agreement (the “Spirit Stockholders Meeting”) and the preparation and filing of a registration statement on Form S-4 pursuant to which shares of Boeing Common Stock issuable in connection with the Merger Agreement Transactions will be registered with the SEC;

•

requiring Spirit to take, in accordance with applicable law and its organizational documents, all action necessary to establish a record date for, duly call, give notice of, convene and hold the Spirit Stockholders Meeting as promptly as reasonably practicable after the SEC’s clearance of such registration statement, except to the extent the Spirit Board effects a Change of Recommendation in accordance with the terms of the Merger Agreement, and requiring that Spirit schedule the Spirit Stockholders Meeting to be held within 25 business days of the initial mailing of such proxy statement/prospectus to Spirit Stockholders unless Spirit’s proxy solicitor recommends, and Boeing consents to, a later date;

•

prohibiting Spirit from postponing or adjourning the Spirit Stockholders Meeting without Boeing’s prior written consent (not to be unreasonably withheld, conditioned or delayed); provided that Spirit may, without Boeing’s prior consent but after giving written notice to Boeing, postpone or adjourn the Spirit Stockholders Meeting by no more than 15 business days beyond the originally scheduled date (a) to the extent the Spirit Board determines in good faith, after consultation with its outside legal counsel, that such action is (x) required by applicable law or (y) reasonably necessary to ensure that any required supplement or amendment to such proxy statement/prospectus is disseminated to Spirit Stockholders for the amount of time required by applicable law in advance of the Spirit Stockholders Meeting, (b) to the extent Spirit has not received proxies representing a sufficient number of shares of Spirit Common Stock to obtain the adoption of the Merger Agreement by Spirit Stockholders, whether or not a quorum is present, or (c) to the extent reasonably necessary to obtain a quorum to conduct the business of the Spirit Stockholders Meeting or to obtain the adoption of the Merger Agreement by Spirit Stockholders;

•

requiring Spirit to include the Spirit Board’s recommendation that Spirit Stockholders adopt the Merger Agreement in such proxy statement/prospectus (unless the Spirit Board effects a Change of Recommendation in accordance with the terms of the Merger Agreement, and requiring Spirit to use reasonable best efforts to solicit Spirit Stockholders to obtain the adoption of the Merger Agreement by Spirit Stockholders, including soliciting proxies therefor;

•

requiring Boeing, as Merger Sub’s sole stockholder, to execute and deliver a written consent approving the Merger Agreement immediately following the execution of the Merger Agreement (which was completed on June 30, 2024);

•	requiring Spirit and Boeing to keep each other reasonably apprised of the status of matters relating to the completion of the Merger Agreement Transactions and the Divestiture Transactions;

•

requiring Spirit to provide Boeing with reasonable access to the employees, officers, agents, facilities, books and records of Spirit and its subsidiaries and all other information and documents concerning or regarding its businesses, properties and assets and personnel as may reasonably be requested by Boeing, subject to limitations set forth in the Merger Agreement;

•	relating to public announcements and other communications with respect to the Merger, the Merger Agreement Transactions and the Divestiture Transactions;

•

requiring Spirit to use reasonable best efforts to assist and cooperate with Boeing (upon Boeing’s request) in connection with Boeing’s payoff, termination and discharge of Spirit’s outstanding indebtedness, in accordance with the terms of the Merger Agreement;

•

requiring Spirit and Boeing to take such actions within their control as are reasonably necessary, advisable and permitted under applicable law to eliminate or minimize the effects of any anti-takeover statutes or regulations that become applicable to the Merger Agreement Transactions;

•	relating to matters under Section 16 of the Exchange Act;

•	relating to notice, consultation and coordination between Boeing and Spirit regarding Transaction Litigation;

•

requiring Spirit to use reasonable best efforts to take all reasonably necessary or advisable actions under applicable law to enable the delisting of the Spirit Common Stock from the NYSE as of or as promptly as practicable after the Effective Time and to facilitate the commencement of the deregistration of the Spirit Common Stock under the Exchange Act as promptly as practicable after the Effective Time;

•	relating to the resignation of members of the Spirit Board upon written request by Boeing at least 10 business days prior to the Closing Date; and

•	requiring Boeing to use its reasonable best efforts to cause the Merger Consideration Shares to be listed on the NYSE, subject to official notice of issuance.

Conditions to the Closing of the Merger

Mutual Conditions

The respective obligations of each of Spirit, Boeing and Merger Sub to effect the Closing are subject to the satisfaction or waiver at or prior to the Closing of each of the following conditions:

•	the Spirit Stockholder Approval having been obtained;

•

the applicable statutory waiting period (and any extension thereof) under the HSR Act and, if applicable, any contractual waiting periods under any timing agreements with a governmental entity applicable to the completion of the Merger Agreement Transactions having expired or been earlier terminated and the Regulatory Approvals (as described in the section entitled “The Merger—Regulatory Approvals” beginning on page 122 of this proxy statement/prospectus) having been obtained (the “Regulatory Approvals Condition”);

•

no governmental entity having enacted, issued, promulgated, enforced or entered any order or law that continues to be in effect and prohibits the completion of the Merger (the “No Legal Prohibition Condition”);

•

the registration statement of which this proxy statement/prospectus forms a part having been declared effective, and no stop order suspending the effectiveness thereof being in effect, and no proceedings for such purpose being pending before or threatened by the SEC; and

•	the Merger Consideration Shares having been approved for listing on the NYSE, subject to official notice of issuance.

Conditions to Boeing’s and Merger Sub’s Obligations to Effect the Closing

The obligations of Boeing and Merger Sub to effect the Closing are subject to the satisfaction or waiver at or prior to the Closing of each of the following conditions:

•

the accuracy of Spirit’s representations and warranties contained in the Merger Agreement, as of the date or dates set forth in the Merger Agreement, subject, in certain instances, to certain materiality qualifiers (and the receipt by Boeing of a certificate signed on behalf of Spirit by a duly authorized officer of Spirit to such effect);

•

the performance by Spirit in all material respects of all obligations required to be performed by it under the Merger Agreement at or prior to the Closing (and the receipt by Boeing of a certificate signed on behalf of Spirit by a duly authorized officer of Spirit to such effect);

•

no Material Adverse Effect or any event that would reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect having occurred since the date of the Merger Agreement, subject to certain exceptions (and the receipt by Boeing of a certificate signed on behalf of Spirit by a duly authorized officer of Spirit to such effect);

•	receipt of the Regulatory Approvals (as described in “The Merger—Regulatory Approvals”) having been obtained, in each case without the imposition of a Burdensome Condition; and

•	the Divestiture Condition.

Conditions to Spirit’s Obligations to Effect the Closing

The obligation of Spirit to effect the Closing is subject to the satisfaction or waiver at or prior to the Closing of each of the following conditions:

•

the accuracy of Boeing’s and Merger Sub’s representations and warranties contained in the Merger Agreement, as of the date or dates set forth in the Merger Agreement, subject, in certain instances, to certain materiality qualifiers (and the receipt by Spirit of a certificate signed on behalf of Boeing and Merger Sub by a duly authorized officer of Boeing and Merger Sub to such effect);

•

the performance by each of Boeing and Merger Sub in all material respects of all obligations required to be performed by it under the Merger Agreement at or prior to the Closing (and the receipt by Spirit of a certificate signed on behalf of Boeing and Merger Sub by a duly authorized officer of Boeing and Merger Sub to such effect); and

•

no Boeing Material Adverse Effect or any event that would reasonably be expected to have, individually or in the aggregate, a Boeing Material Adverse Effect having occurred since the date of the Merger Agreement, subject to certain exceptions (and the receipt by Spirit of a certificate signed on behalf of Boeing and Merger Sub by a duly authorized officer of Boeing and Merger Sub to such effect).

Termination of the Merger Agreement

The Merger Agreement may be terminated at any time prior to the Effective Time, whether before or after the Spirit Stockholder Approval is obtained (except as otherwise noted below) as follows:

•	by mutual written consent of Boeing and Spirit;

•	by either Boeing or Spirit if:

•

the Merger has not been completed on or before the Outside Date, which will initially be March 31, 2025; provided that if the Regulatory Approvals Condition or the No Legal Prohibition Condition (to the extent related to the Regulatory Approvals, applicable antitrust laws or foreign investment laws), the condition relating to the lack of a Burdensome Condition or the Divestiture Condition have not been satisfied or waived by the Outside Date then in effect, but all other conditions to the Closing set forth in the Merger Agreement have been satisfied or waived (except for those conditions that by their nature are to be satisfied at the Closing (so long as such conditions are capable of being satisfied if the Closing were to occur on such date)), the Outside Date will be automatically extended by three months and such date, as so extended, will be the “Outside Date”; provided, further, that (x) the Outside Date will not automatically extend more than three times and (y) the Outside Date may be extended to any other date as the parties may otherwise agree in writing and such date, as so extended, will be the “Outside Date”; provided, however, that the right to terminate the Merger Agreement pursuant to the provision described in this bullet point will not be available to any party whose material breach of its covenants or agreements in the Merger Agreement is the cause of the failure to complete the Merger Agreement Transactions by the Outside Date (such failure of the Merger to have been completed on or before the Outside Date, the “Outside Date Termination Event”);

•

the Spirit Stockholder Approval has not been obtained at the Spirit Stockholders Meeting (or any postponement or adjournment thereof, taken in accordance with the Merger Agreement), at which the Merger Agreement Proposal has been voted upon (such event, the “Failed Vote Termination Event”); or

•

any governmental entity has enacted, issued, promulgated, enforced or entered any order or law that is in effect and prohibits the completion of the Merger, and such order or law has become final and non-appealable (such event, the “Legal Prohibition Termination Event”).

•	by Spirit if:

•

Boeing or Merger Sub breaches or fails to perform any of its representations, warranties or covenants set forth in the Merger Agreement, in each case such that the conditions described in the first two bullet points under “—Conditions to the Closing of the Merger—Conditions to Spirit’s Obligations to Effect the Closing” would not be satisfied, and such breach or failure is not curable by or prior to the Outside Date, or, if curable by or prior to the Outside Date, has not been cured within 30 days following Spirit’s delivery of written notice to Boeing and Merger Sub describing such breach or failure in reasonable detail; provided that the right to terminate the Merger Agreement pursuant to the provision described in this bullet point will not be available to Spirit if Spirit is then in breach of any of its covenants or agreements set forth in the Merger Agreement such that the condition described in the second bullet point under “—Conditions to the Closing of the Merger—Conditions to Boeing’s and Merger Sub’s Obligations to Effect the Closing” would not be satisfied; or

•

at any time prior to the time the Spirit Stockholder Approval is obtained, (a) the Spirit Board has authorized Spirit to enter into, and Spirit substantially concurrently enters into, a definitive agreement with respect to a Superior Proposal, (b) prior to or substantially concurrently with such termination, Spirit pays or causes to be paid to Boeing the Spirit Termination Fee (as defined in “—Termination Fees” below) and (c) Spirit has with respect to such Superior Proposal complied in all material respects with certain requirements relating to the exceptions to the prohibition on soliciting Acquisition Proposals, the notice requirements for Acquisition Proposals, and the requirements regarding a Change of Recommendation with respect to a Superior Proposal, each as described in “—No Solicitation of Acquisition Proposals; Change of Recommendation” (such event, the “Superior Proposal Termination Event”);

•	by Boeing if:

•

Spirit breaches or fails to perform any of its representations, warranties or covenants set forth in the Merger Agreement, in either case such that the conditions described in the first two bullet points under “—Conditions to the Closing of the Merger—Conditions to Boeing’s and Merger Sub’s Obligations to Effect the Closing” would not be satisfied, and such breach or failure is not curable by or prior to the Outside Date, or, if curable by or prior to the Outside Date, has not been cured within 30 days following Boeing’s delivery of written notice to Spirit describing such breach or failure in reasonable detail; provided that the right to terminate the Merger Agreement pursuant to the provision described in this bullet point will not be available to Boeing if either Boeing or Merger Sub is then in breach of any of its covenants or agreements set forth in the Merger Agreement such that the condition described in the second bullet point under “—Conditions to the Closing of the Merger—Conditions to Spirit’s Obligations to Effect the Closing” would not be satisfied (such event, the “Spirit Breach Termination Event”); or

•

at any time prior to the time the Spirit Stockholder Approval is obtained, if (a) the Spirit Board has effected, and not withdrawn, a Change of Recommendation, (b) Spirit has failed to include the Spirit Board’s recommendation that Spirit Stockholders adopt the Merger Agreement in the proxy statement/prospectus for the Spirit Stockholders Meeting or (c) Spirit has committed a material breach of its obligations relating to effecting a Change of Recommendation or entering into an agreement with respect to an Acquisition Proposal as described in “— No Solicitation of Acquisition Proposals; Change of Recommendation—No Change of Recommendation or Alternative Acquisition Agreement” (such event, the “Spirit Change of Recommendation Termination Event”).

Except to the extent described under “—Termination Fees” below, in the event of the termination of the Merger Agreement pursuant to any of the provisions described in the immediately preceding paragraph, the Merger Agreement will become void and of no effect with no liability to any person on the part of any party, such party’s affiliates or its or their respective representatives; provided, however, that no such termination will relieve any party of any liability or damages resulting from fraud or willful breach of any covenant or obligation contained in the Merger Agreement prior to such termination.

Termination Fees

Pursuant to the Merger Agreement, Spirit will be required to pay Boeing the Spirit Termination Fee if the Merger Agreement is terminated in any of the following circumstances:

•

(a) after the date of the Merger Agreement, but prior to the Spirit Stockholders Meeting, an Acquisition Proposal (replacing the references to 20% in the definition of “Acquisition Proposal” with a reference to 50%) (a “Qualifying Transaction”) has been publicly announced and not withdrawn, (b) the Merger Agreement is subsequently terminated by either Spirit or Boeing pursuant to the Outside Date Termination Event, the Failed Vote Termination Event or the Spirit Breach Termination Event, at a time when such Qualifying Transaction has not been withdrawn and (c) within 12 months after any such termination, Spirit completes any Qualifying Transaction or enters into any Alternative Acquisition Agreement providing for a Qualifying Transaction that is ultimately completed;

•	the Merger Agreement is terminated by Boeing pursuant to the Spirit Change of Recommendation Termination Event; or

•	the Merger Agreement is terminated by Spirit pursuant to the Superior Proposal Termination Event.

Pursuant to the Merger Agreement, Boeing will be required to pay Spirit a termination fee of $300 million (the “Boeing Termination Fee”), reduced (but not to less than zero) by the aggregate then-outstanding amount of cash advances to be repaid by Spirit and its subsidiaries to Boeing, whether or not then due and payable, pursuant to the applicable agreements governing cash advances by Boeing to Spirit and its subsidiaries, if the Merger Agreement is terminated by either Spirit or Boeing in either of the following circumstances, in each case, so long as a material breach by Spirit of its obligations under the Merger Agreement, as set forth above in “—Cooperation; Regulatory Approvals and Efforts to Close the Merger,” was not the primary cause of the failure of the Merger Agreement Transactions to be completed by the Outside Date or of the entry of such law or order, as applicable:

•

the Merger Agreement is terminated pursuant to the Outside Date Termination Event and at the time of such termination, one or more of (i) the Regulatory Approvals Condition, (ii) the No Legal Prohibition Condition (to the extent related to the Regulatory Approvals or any applicable antitrust laws or foreign investment laws), (iii) the condition relating to the lack of a Burdensome Condition, or (iv) the Divestiture Condition have not been satisfied or waived, but the conditions pertaining to (x) the Spirit Stockholder Approval, (y) the No Legal Prohibition Condition (other than to the extent related to the Regulatory Approvals or any applicable antitrust laws or foreign investment laws), and (z) the conditions to Boeing’s and Merger Sub’s obligations to effect the Closing (as described above in “—Conditions to the Closing of the Merger—Conditions to Boeing’s and Merger Sub’s Obligations to Effect the Closing”) (other than the condition relating to the lack of a Burdensome Condition or the Divestiture Condition) have been satisfied or waived (except for those conditions that by their nature are to be satisfied at the Closing (so long as such conditions are capable of being satisfied if the Closing were to occur on such date)); or

•	the Merger Agreement is terminated pursuant to the Legal Prohibition Termination Event (to the extent related to the Regulatory Approvals or any applicable antitrust laws or foreign investment laws).

The Merger Agreement provides that in no event will Spirit be required to pay, or cause to be paid, the Spirit Termination Fee on more than one occasion or Boeing be required to pay, or cause to be paid, the Boeing Termination Fee on more than one occasion. If either party fails to promptly pay, or cause to be paid, to the other party the applicable termination fee as required under the Merger Agreement, and, in order to obtain such termination fee, a party commences a proceeding that results in a judgment in its favor, such party is also entitled to recover reasonable and documented costs and expenses (including reasonable and documented attorneys’ fees) incurred in connection with such proceeding, together with interest on the applicable termination fee. The Merger Agreement provides that, in the event that either termination fee becomes payable and is paid, or caused to be paid, a party’s receipt in full of such termination fee will be the sole and exclusive remedy of the party receiving the termination fee pursuant to the Merger Agreement; provided, however, that any such payment of a termination fee will not relieve either party of any obligations for liabilities or damages resulting from fraud or a willful breach prior to termination of the Merger Agreement as provided in the Merger Agreement.

Specific Performance

Under the Merger Agreement, the parties have agreed that if the provisions of the Merger Agreement are not performed in accordance with their terms or are otherwise breached (including any of the parties failing to take such actions as are required under the Merger Agreement to complete the Merger Agreement Transactions), significant and irreparable harm would be caused for which money damages would not be an adequate remedy and, accordingly, that each of the parties, including Spirit, on behalf of itself and Spirit Stockholders, and Boeing, on behalf of itself and Merger Sub, will be entitled to an injunction or injunctions, specific performance or other equitable relief to prevent breaches of the Merger Agreement and to specifically enforce the terms and provisions of the Merger Agreement, without proof of actual harm or otherwise, in addition to any other remedy to which any party is entitled at law or in equity. The Merger Agreement provides that each party has agreed that it will not oppose the granting of an injunction, specific performance or other equitable relief on the basis that any other party has an adequate remedy at law or that any award of specific performance is not an appropriate remedy for any reason at law or in equity and that any party seeking an injunction or injunctions to prevent breaches of the Merger Agreement and to enforce specifically the terms and provisions of the Merger Agreement will not be required to provide any bond or other security in connection with any such order or injunction. Under the Merger Agreement, the parties have further agreed not to assert that a remedy of specific enforcement is unenforceable, invalid, contrary to law or inequitable for any reason, nor to assert that a remedy of monetary damages would provide an adequate remedy.

Amendments or Other Modification; Waiver

Subject to applicable law and subject to restrictions on terminating or modifying the provisions of the Merger Agreement described in “—Indemnification; Directors’ and Officers’ Insurance” above, the Merger Agreement may be amended or otherwise modified at any time prior to the Effective Time by a written instrument executed and delivered by the parties, except that, if such amendment or waiver is proposed after the Spirit Stockholder Approval is obtained, no such amendment or waiver of the Merger Agreement will be made or given that requires further approval of Spirit Stockholders under the DGCL unless such required further approval is obtained.

The conditions to each of the respective parties’ obligations to complete the Merger Agreement Transactions are for the sole benefit of such party and may be waived in writing by such party in whole or in part to the extent permitted by applicable law.

Expenses

Whether or not the Merger is completed, all costs, fees and expenses incurred in connection with the Merger Agreement and the transactions contemplated thereby will be paid by the party incurring such cost, fee or expense, except as otherwise expressly set forth in the Merger Agreement.

Third-Party Beneficiaries

The Merger Agreement provides that the parties’ respective representations, warranties and covenants set forth in the Merger Agreement are solely for the benefit of the other parties, and the Merger Agreement is not intended to, and does not, confer upon any person other than the parties any rights or remedies, express or implied, including the right to rely upon the representations and warranties set forth in the Merger Agreement and that, notwithstanding the foregoing, (i) from and after the Effective Time, the D&O Indemnified Parties and their respective heirs, executors, beneficiaries or representatives will be express third party beneficiaries of the provisions of the Merger Agreement described above in “—Indemnification; Directors’ and Officers’ Insurance,” (ii) from and after the Effective Time, each holder of Eligible Shares and its heirs, executors, beneficiaries or representatives and each holder of Spirit RSUs, Spirit PSUs or restricted shares of Spirit Common Stock and its heirs, executors, beneficiaries or representatives, will be express third-party beneficiaries of and with respect to their respective rights to receive the consideration payable pursuant to the Merger Agreement and (iii) Spirit, on behalf of itself and holders of shares of Spirit Common Stock (each of which are express third party beneficiaries of the Merger Agreement to the extent required for such proviso to be enforceable), will have the right to pursue specific performance as set forth in the provisions of the Merger Agreement described above in “—Specific Performance” or, if specific performance is not sought or granted as a remedy, damages in accordance with the Merger Agreement in the event of Boeing’s or Merger Sub’s fraud or willful breach of the Merger Agreement (which damages payable by or on behalf of Boeing or Merger Sub will not necessarily be limited to reimbursement of expenses or out-of-pocket costs and may include the benefits of the Merger Agreement Transactions lost by Spirit and Spirit Stockholders, taking into consideration all relevant matters, which will be deemed, in such event, to be damages of Spirit and Spirit Stockholders), it being agreed that, in no event, will any such holder be entitled to enforce any of their rights, or any of Boeing’s or Merger Sub’s obligations, under the Merger Agreement in the event of any such fraud or willful breach, but, rather, Spirit will have the sole and exclusive right to do so, as agent for and on behalf of such holders. The Merger Agreement provides that each of Boeing and Merger Sub agrees that (A) it and its affiliates will not contest the validity of the appointment of Spirit as agent for holders of shares of Spirit Common Stock for purposes of the foregoing or the fact that any damages in respect of losses of the aggregate Per Share Merger Consideration or other losses of the benefits of the Merger Agreement Transactions will, to the extent proven, be deemed to be damages of Spirit recoverable on behalf of itself and the holders of shares of Spirit Common Stock and (B) Spirit will have the right, on behalf of itself and for holders of shares of Spirit Common Stock, to pursue such damages against Boeing or Merger Sub in the event of any fraud or willful breach of the Merger Agreement by Boeing or Merger Sub; provided that the foregoing will not limit the requirement of Spirit to prove the amount of damages suffered by Spirit or the holders of shares of Spirit Common Stock in connection with such fraud or willful breach of the Merger Agreement by Boeing or Merger Sub.

Governing Law; Jurisdiction; Waiver of Trial by Jury

The Merger Agreement provides that it will be governed by and construed in accordance with the laws of the State of Delaware without regard to the conflicts of law provisions of such state.

The Merger Agreement provides that each party to the Merger Agreement agrees that it will bring any proceeding arising out of or relating to the Merger Agreement or the Merger Agreement Transactions exclusively in the Court of Chancery of the State of Delaware, or if such court finds it lacks subject matter jurisdiction, the Superior Court of the State of Delaware (Complex Commercial Division); provided that if subject matter jurisdiction over the matter that is the subject of the applicable proceeding is vested exclusively in the U.S. federal courts, such proceeding or subpoenas will be heard in any federal court in the State of Delaware and any appellate court thereof.

The Merger Agreement provides that each party to the Merger Agreement irrevocably waives any and all right to trial by jury in any proceeding arising out of or relating to the Merger Agreement or the Merger Agreement Transactions.

INFORMATION ABOUT BOEING

References in this section to “Boeing,” the “Company,” “we,” “us” or “our” refer to The Boeing Company, and references in this section to the “Board” refer to the Board of Directors of Boeing.

Business

We are organized based on the products and services we offer. We operate in three reportable segments:

•	Commercial Airplanes (BCA);

•	Defense, Space & Security (BDS);

•	Global Services (BGS).

Commercial Airplanes Segment

This segment develops, produces and markets commercial jet aircraft principally to the commercial airline industry worldwide. We are a leading producer of commercial aircraft and offer a family of commercial jetliners designed to meet a broad spectrum of global passenger and cargo requirements of airlines. This family of commercial jet aircraft in production includes the 737 narrow-body model and the 767, 777 and 787 wide-body models. Development continues on the 777X program and the 737-7 and 737-10 derivatives.

Defense, Space & Security Segment

This segment engages in the research, development, production and modification of manned and unmanned military aircraft and weapons systems for strike, surveillance and mobility, including fighter and trainer aircraft; vertical lift, including rotorcraft and tilt-rotor aircraft; and commercial derivative aircraft, including anti-submarine and tanker aircraft. In addition, this segment engages in the research, development, production and modification of the following products and related services: strategic defense and intelligence systems, including strategic missile and defense systems, command, control, communications, computers, intelligence, surveillance and reconnaissance (C4ISR), cyber and information solutions, and intelligence systems, satellite systems, including government and commercial satellites and space exploration.

Global Services Segment

This segment provides services to our commercial and defense customers worldwide. Global Services sustains aerospace platforms and systems with a full spectrum of products and services, including supply chain and logistics management, engineering, maintenance and modifications, upgrades and conversions, spare parts, pilot and maintenance training systems and services, technical and maintenance documents, and data analytics and digital services.

Intellectual Property

We own numerous patents and have licenses for the use of patents owned by others, which relate to our products and their manufacture. In addition to owning a large portfolio of intellectual property, we also license intellectual property to and from third parties. For example, the U.S. government has licenses in our patents that are developed in performance of government contracts, and it may use or authorize others to use the inventions covered by such patents for government purposes. Unpatented research, development and engineering skills, as well as certain trademarks, trade secrets and other intellectual property rights, also make an important contribution to our business. While our intellectual property rights in the aggregate are important to the operation of each of our businesses, we do not believe that our business would be materially affected by the expiration of any particular intellectual property right or termination of any particular intellectual property patent license agreement.

Human Capital

As of December 31, 2023 and 2022, Boeing’s total workforce was approximately 171,000 and 156,000 with 14% and 13% located outside of the U.S.

As of December 31, 2023, our workforce included approximately 57,000 union members. Our principal collective bargaining agreements and their current status are summarized in the following table:

Union	Percent of our Employees Represented	Status of Major Agreements with Union
The International Association of Machinists and Aerospace Workers (IAM)	21%	We have two major agreements; one with IAM District 751 (Washington) expiring in September 2024 and one with IAM District 837 (Missouri) expiring in July 2025.

The Society of Professional Engineering Employees in Aerospace (SPEEA)	10%	We have two major agreements; one with SPEEA Professional and one with SPEEA Technical, both expiring in October 2026.

The United Automobile, Aerospace and Agricultural Implement Workers of America (UAW)	1%	We have one major agreement with UAW District 1069 (Pennsylvania) expiring in April 2027.

Guided by our values, we are committed to creating a company where everyone is included and respected, and where we support each other in reaching our full potential. We are committed to diverse representation across all levels of our workforce to reflect the vibrant and thriving diversity of the communities in which we live and work. In June 2024, we released our Sustainability & Social Impact Report with our workforce composition. As of December 2023, our global workforce was comprised of approximately 24% women, and our U.S. workforce was comprised of approximately 37% racial and ethnic minorities and 14% U.S. veterans. We also support Business Resource Groups open to all employees with more than 15,000 participants across over 175 chapters globally that focus on gender, race and ethnicity, generations, gender identity, sexual orientation, disability or veteran status. These groups help foster inclusion among all teammates, build awareness, recruit and retain a diverse workforce and support the company in successfully operating in a global, multicultural business environment.

To attract and retain the best-qualified talent, we offer competitive benefits, including market-competitive compensation, healthcare, paid time off, parental leave, retirement benefits, tuition assistance, employee skills development, leadership development and rotation programs. In 2023, our voluntary resignation rate was approximately 3%. Additionally, we hired approximately 23,000 new employees in 2023 for critical skills and had an offer acceptance rate of 82%.

Employees are encouraged to provide feedback about their experience through ongoing employee engagement activities. Boeing actively listens to its employees via surveys ranging from pre-hire to exiting the company. These voluntary surveys provide aggregate trend reports for the company to address in real time and ensure Boeing maintains an employee-focused experience and culture. We also invest in rewarding performance and have established a multi-level recognition program for the purpose of acknowledging the achievements of excellent individual or team performance.

We are committed to supporting our employees’ continuous development of professional, technical and leadership skills through access to digital learning resources and through partnerships with leading professional/technical societies and organizations around the world. For 2023, Boeing employees completed approximately 6.9 million hours of learning. We offer the ability for our people to pursue degree programs, professional certificates and individual courses in strategic fields of study from approximately 500 accredited colleges and universities, online and across the globe through our tuition assistance program. Approximately 13,000 Boeing employees leveraged these programs in 2023.

Safety, quality, integrity and sustainability are at the core of how Boeing operates. We aspire to achieve zero workplace injuries and provide a safe, open and accountable work environment for our employees. Employees are also required on an annual basis to sign the Boeing Code of Conduct to reaffirm their commitment to do their work in a compliant and ethical manner. We provide several channels for all employees to speak up, ask for guidance and report concerns related to ethics or safety violations. We address employee concerns and take appropriate actions that uphold our Boeing values.

Competition

The commercial jet aircraft market and the airline industry remain extremely competitive. We face aggressive international competitors who are intent on increasing their market share, such as Airbus and entrants from China. We are focused on improving our products and processes and continuing cost reduction efforts. We intend to continue to compete with other aircraft manufacturers by providing customers with airplanes and services that deliver superior design, safety, quality, efficiency and value to customers around the world.

BDS faces strong competition primarily from Lockheed Martin Corporation, Northrop Grumman Corporation, Raytheon Technologies Corporation, General Dynamics Corporation and SpaceX. Non-U.S. companies such as BAE Systems and Airbus Group continue to build a strategic presence in the U.S. market by strengthening their North American operations and partnering with U.S. defense companies. In addition, certain competitors have occasionally formed teams with other competitors to address specific customer requirements. BDS expects the trend of strong competition to continue into 2024.

The commercial and defense services markets are extremely challenging and are made up of many of the same strong U.S. and non-U.S. competitors facing BCA and BDS along with other competitors in those markets. BGS leverages our extensive services network offering products and services which span the life cycle of our defense and commercial aircraft programs: training, fleet services and logistics, maintenance and engineering, modifications and upgrades, as well as the daily cycle of gate-to-gate operations. BGS expects the market to remain highly competitive in 2024, and intends to grow market share by leveraging a high level of customer satisfaction and productivity.

Regulatory Matters

Our businesses are heavily regulated in most of our markets. We work with numerous U.S. government agencies and entities, including but not limited to, all of the branches of the U.S. military, NASA, the FAA and the Department of Homeland Security. Similar government authorities exist in our non-U.S. markets.

Government Contracts.

The U.S. government, and other governments, may terminate any of our government contracts at their convenience, as well as for default based on our failure to meet specified performance requirements. If any of our U.S. government contracts were to be terminated for convenience, we generally would be entitled to receive payment for work completed and allowable termination or cancellation costs. If any of our government contracts were to be terminated for default, generally the U.S. government would pay only for the work that has been accepted and could require us to pay the difference between the original contract price and the cost to re-procure the contract items, net of the work accepted from the original contract. The U.S. government can also hold us liable for damages resulting from the default.

Commercial Aircraft.

In the U.S., our commercial aircraft products are required to comply with FAA regulations governing production and quality systems, airworthiness and installation approvals, repair procedures and continuing operational safety. On January 10, 2024, the FAA notified us that it has initiated an investigation into our quality control system. This was followed by the FAA announcing actions to increase its oversight of us, including conducting (1) an audit involving the 737-9 production line and suppliers to evaluate compliance with approved quality procedures, (2) increased monitoring of 737-9 in-service events, and (3) an assessment of safety risks around delegated authority and quality oversight, and examination of options to move these functions under independent third parties. On January 24, 2024, the FAA stated that it will not approve production rate increases or additional production lines for the 737 MAX until it is satisfied that we are in full compliance with required quality control procedures. New aircraft models and new derivative aircraft are required to obtain FAA certification prior to entry into service. Outside the U.S., similar requirements exist for airworthiness, installation and operational approvals. These requirements are generally administered by the national aviation authorities of each country and, in the case of Europe, coordinated by the European Union Aviation Safety Agency.

Environmental.

We are subject to various federal, state, local and non-U.S. laws and regulations relating to environmental protection, including the discharge, treatment, storage, disposal and remediation of hazardous substances and wastes. We could also be affected by laws and regulations relating to climate change, including laws limiting or otherwise related to greenhouse gas emissions. These laws and regulations could lead to increased environmental compliance expenditures, increased energy and raw materials costs and new and/or additional investment in designs and technologies. We continually assess our compliance status and management of environmental matters to ensure our operations are in compliance with all applicable environmental laws and regulations. Investigation, remediation and operation and maintenance costs associated with environmental compliance and management of sites are a normal, recurring part of our operations. These costs often are allowable costs under our contracts with the U.S. government. It is reasonably possible that costs incurred to ensure continued environmental compliance could have a material impact on our results of operations, financial condition or cash flows if additional work requirements or more stringent clean-up standards are imposed by regulators, new areas of soil, air and groundwater contamination are discovered and/or expansions of work scope are prompted by the results of investigations. For additional information relating to environmental contingencies, see Note 13 to our Audited Consolidated Financial Statements and Note 10 to our Unaudited Condensed Consolidated Financial Statements beginning on pages F-29 and F-78, respectively, of this proxy statement/prospectus.

Non-U.S. Sales.

Our non-U.S. sales are subject to both U.S. and non-U.S. governmental regulations and procurement policies and practices, including regulations relating to import-export control, tariffs, investment, exchange controls, anti-corruption and repatriation of earnings. Non-U.S. sales are also subject to varying currency, political and economic risks.

Raw Materials, Parts and Subassemblies

We are highly dependent on the availability of essential materials, parts and subassemblies from our suppliers and subcontractors. The most important raw materials required for our aerospace products are aluminum (sheet, plate, forgings and extrusions), titanium (sheet, plate, forgings and extrusions) and composites (including carbon and boron). Although alternative sources generally exist for these raw materials, qualification of the sources could take a year or more. As a result of the Russia Ukraine war, we ceased purchasing titanium from Russia. This has not disrupted our operations as we have been able to use inventory on hand and identify alternative sources. Many major components and product equipment items are procured or subcontracted on a sole-source basis. We continue to work with a small number of sole-source suppliers to ensure continuity of supply for certain items.

Suppliers

We are dependent upon the ability of a large number of U.S. and non-U.S. suppliers and subcontractors to meet performance specifications, quality standards and delivery schedules at our anticipated costs. While we maintain an extensive qualification and performance surveillance system to control risk associated with such reliance on third parties, failure of suppliers or subcontractors to meet commitments has and could continue to adversely affect product quality, production schedules and program/contract profitability, thereby jeopardizing our ability to fulfill commitments to our customers. We are also dependent on the availability of energy sources, such as electricity, at affordable prices. The current conflict in Israel and the Gaza Strip has the potential to impact certain of our suppliers, and has impacted some operations for our airline and lessor customers. We are closely monitoring developments, supporting our employees and customers, and will take mitigating actions as appropriate.

Seasonality

No material portion of our business is considered to be seasonal.

Executive Officers of the Registrant

Our executive officers and their ages as of June 30, 2024, are as follows:

Name	Age	Principal Occupation or Employment/Other Business Affiliations
Uma M. Amuluru	47	Executive Vice President and Chief Human Resources Officer since April 2024. Ms. Amuluru previously served as Vice President and Assistant General Counsel, Boeing Defense, Space & Security from April 2023 to March 2024; Chief Compliance Officer and Vice President, Global Compliance from May 2020 to April 2023; Vice President and Assistant General Counsel, Engineering, Test & Technology, IT and Manufacturing, Supply Chain & Operations from October 2018 to May 2020; and Senior Counsel from August 2017 to October 2018.

Name	Age	Principal Occupation or Employment/Other Business Affiliations
Stephen E. Biegun	61	Senior Vice President, Global Public Policy since April 2023. Prior to joining Boeing, Mr. Biegun served as senior Advisor to Macro Advisory Partners from August 2021 to April 2023, Deputy Secretary of State for the U.S. Department of State from December 2019 to January 2021, Special Representative for North Korea for the U.S. Department of State from September 2018 to January 2021 and Vice President, International Governmental Relations at Ford Motor Company from April 2004 to November 2018.

Theodore Colbert III	50	Executive Vice President, President and Chief Executive Officer, Boeing Defense, Space & Security since April 2022. Mr. Colbert previously served as Executive Vice President, President and Chief Executive Officer, Boeing Global Services from October 2019 to March 2022; Chief Information Officer and Senior Vice President, Information Technology & Data Analytics from April 2016 to October 2019; Chief Information Officer and Vice President of Information Technology from November 2013 to April 2016; Vice President of Information Technology Infrastructure from December 2011 to November 2013; and Vice President of IT Business Systems from September 2010 to December 2011. Mr. Colbert serves on the board of directors of Archer-Daniels-Midland Company.

Susan Doniz	54	Chief Information Officer and Senior Vice President, Information Technology & Data Analytics since May 2020. Prior to joining Boeing, Ms. Doniz served as Global Chief Information Officer of Qantas Airways Limited from January 2017 to April 2020; as strategic advisor to the Global CEO of SAP SE on transformation and technology issues in support of customers from September 2015 to January 2017; and Global Product, Digital Strategy and Chief Information Officer of AIMIA Inc. from June 2011 to January 2015.

Brett C. Gerry	52	Chief Legal Officer and Executive Vice President, Global Compliance since May 2020. Mr. Gerry previously served as Senior Vice President and General Counsel from May 2019 to May 2020; President of Boeing Japan from February 2016 to May 2019; Vice President and General Counsel, Boeing Commercial Airplanes from March 2009 to March 2016; and Chief Counsel, Network and Space Systems from September 2008 to March 2009.

Howard E. McKenzie	58	Chief Engineer and Executive Vice President, Engineering, Test & Technology since March 2023. Mr. McKenzie joined Boeing in 1987 and his previous positions include Vice President and Chief Engineer of Boeing Commercial Airplanes from August 2021 to March 2023; Vice President and Chief Engineer of Boeing Global Services from June 2020 to August 2021; Vice President of Boeing Test and Evaluation from June 2019 to June 2020; and Vice President and Chief Project Engineer for the 777 program from October 2017 to June 2019.

Name	Age	Principal Occupation or Employment/Other Business Affiliations
Brendan J. Nelson	65	Senior Vice President and President, Boeing International since January 2023. Dr. Nelson previously served as President of Boeing Australia, New Zealand and South Pacific from February 2020 to January 2023. Prior to joining Boeing, he served as the Director of the Australian War Memorial from December 2012 to December 2019 and as the Australian Ambassador to Belgium, Luxembourg, the European Union and NATO from February 2010 to November 2012.

Ziad S. Ojakli	57	Executive Vice President, Government Operations since October 2021. Prior to joining Boeing, Mr. Ojakli served as a managing partner and Senior Vice President of Global Government Affairs at SoftBank Group Corp. from August 2018 to September 2020. Prior to that, he served as Group Vice President, Government & Community Relations at Ford Motor Company from January 2004 to July 2018.

Robert K. Ortberg	64	President and Chief Executive Officer, and a member of the Board, since August 8, 2024. Mr. Ortberg’s previous positions include Special Advisor to the Office of the Chief Executive Officer of RTX Corporation from February 2020 to March 2021 and Chief Executive Officer of Collins Aerospace, a United Technologies company, from December 2018 to February 2020. Prior to that he served in a number of leadership positions at Rockwell Collins, Inc., including Chairman, President and Chief Executive Officer from 2015 to 2018; President and Chief Executive Officer from 2013 to 2015; President from 2012 to 2013; Executive Vice President, Chief Operating Officer of Government Systems from 2010 to 2012; and Executive Vice President, Chief Operating Officer of Commercial Systems from 2006 to 2010. Mr. Ortberg also serves on the board of directors of Aptiv PLC and served on the board of directors of RTX Corporation.

Stephanie F. Pope	51	Executive Vice President and Chief Operating Officer since January 2024 and President and Chief Executive Officer, Commercial Airplanes since March 2024. Ms. Pope joined Boeing in 1994, and her previous positions include Executive Vice President, President and Chief Executive Officer, Boeing Global Services from April 2022 to December 2023; Vice President and Chief Financial Officer of Boeing Commercial Airplanes from December 2020 to March 2022; Vice President and Chief Financial Officer of Boeing Global Services from January 2017 to December 2020; Vice President of Finance and Controller for Boeing Defense, Space & Security from August 2016 to December 2016; and Vice President, Financial Planning & Analysis from February 2013 to July 2016.

D. Christopher Raymond	60	Executive Vice President, President and Chief Executive Officer, Boeing Global Services since January 2024. Mr. Raymond joined Boeing in 1986 and his previous positions include Senior Vice President and Chief Sustainability Officer from October 2020 to December 2023; Vice President of Sustainability, Strategy and Corporate Development from April 2019 to October 2020; Vice President and General Manager of Autonomous Systems, a division within Boeing Defense, Space & Security, from April 2015 to July 2018; and a series of other Vice President and General Manager of several businesses for Boeing Defense, Space & Security.

Name	Age	Principal Occupation or Employment/Other Business Affiliations
Brian J. West	54	Executive Vice President and Chief Financial Officer since August 2021. Prior to joining Boeing, Mr. West served as Chief Financial Officer of Refinitiv Holdings (a London Stock Exchange Group business and provider of financial markets data and infrastructure) from November 2018 to June 2021. Prior to that, he served as Chief Financial Officer and Executive Vice President of Operations of Oscar Insurance Corporation from January 2016 to October 2018. Mr. West served as Chief Operating Officer of Nielsen Holdings plc from March 2014 to December 2015 and as Chief Financial Officer of Nielsen Holdings plc (or its predecessor) from February 2007 to March 2014. Prior to joining Nielsen, Mr. West was employed by the General Electric Company as the Chief Financial Officer of its GE Aviation division from June 2005 to February 2007 and Chief Financial Officer of its GE Aviation Services division from March 2004 to June 2005. Prior to that, Mr. West held several senior financial positions across General Electric Company businesses, including Plastics, NBC, Energy and Transportation.

Directors of the Registrant

Our directors and their ages as of June 30, 2024, are as follows:

Name	Age	Principal Occupation or Employment/Other Business Affiliations
Robert A. Bradway	61

Professional Highlights:

•   Chairman and CEO, Amgen Inc. (Chairman 2013-present; CEO 2012-present)

•   President and COO, Amgen Inc. (2010-2012)

•   Executive Vice President and CFO, Amgen Inc. (2007-2010)

Other Current Public Directorships:

•   Amgen Inc.

Mr. Bradway brings to the Board critical skills in the areas of high technology, product development, financial oversight, product safety and risk management. His experience as a senior executive in the biotechnology industry, including as Chief Executive Officer, Chief Operating Officer and Chief Financial Officer of Amgen, provides him with an extensive understanding of the strategic considerations and challenges associated with meeting the requirements of numerous safety and regulatory compliance regimes around the world. At Amgen, Mr. Bradway has also overseen a number of sustainability initiatives. In addition, he previously served as a director of Norfolk Southern Corporation, one of the nation’s largest railroad transportation companies, where virtually every aspect of operations is heavily regulated and subject to strict safety-related oversight.

Name	Age	Principal Occupation or Employment/Other Business Affiliations
Lynne M. Doughtie	61

Professional Highlights:

•   U.S. Chairman and CEO, KPMG (2015-2020)

•   Vice Chair of Advisory Practice, KPMG (2011-2015)

Other Current Public Directorships:

•   Workday, Inc.

Ms. Doughtie brings insights and expertise from her extensive experience in the accounting profession and executive experience leading a Big Four public accounting firm. She began her career in KPMG’s audit practice in 1985 and held various national, regional and global leadership roles, including serving as lead partner for several of KPMG’s major clients. Ms. Doughtie has had significant exposure to issues facing complex, global companies across industries and has deep expertise in risk management, internal controls, culture change and regulatory compliance. Ms. Doughtie also previously served on the boards of Catalyst, Inc. and Chief Executives for Corporate Purpose and has been recognized for her leadership in inclusion and diversity and values leadership. Ms. Doughtie’s financial expertise, executive leadership experience, risk management and regulatory skills, and experience driving culture change bring significant value to the Board.

David L. Gitlin	55

Professional Highlights:

•   Chairman and CEO, Carrier Global Corporation (2021-present)

•   President and CEO, Carrier Global Corporation (2020-2021)

•   President and CEO of Carrier, United Technologies Corporation (2019-2020)

•   President and COO of Collins Aerospace Systems, United Technologies Corporation (2018-2019)

•   President of UTC Aerospace Systems, United Technologies Corporation (2015-2018)

Other Current Public Directorships:

•   Carrier Global Corporation

Mr. Gitlin has extensive senior-level experience in the aerospace industry as well as in manufacturing, safety and sustainable innovation. As Chairman and CEO of Carrier, Mr. Gitlin oversees a world leader in heating, air conditioning and refrigeration solutions, which is committed to cost-effective climate mitigation strategies in both its products and operations. Prior to joining Carrier, Mr. Gitlin was President and COO of Collins Aerospace and President of UTC Aerospace Systems. In these roles, as well as in prior leadership roles at Hamilton Sundstrand, Mr. Gitlin developed extensive expertise in aerospace safety (including the development and manufacture of aircraft engines and power systems), manufacturing and operational excellence. As a result, he brings to our Board unique perspectives on aerospace safety, aerospace supplier management and manufacturing in a highly regulated environment. In recognition of Mr. Gitlin’s record of achievement in these disciplines, the Board has appointed him to the Aerospace Safety Committee.

Name	Age	Principal Occupation or Employment/Other Business Affiliations
Lynn J. Good	65

Professional Highlights:

•   Chair and CEO, Duke Energy Corporation (Chair 2016-present; CEO 2013-present)

•   President, Duke Energy Corporation (2013-2024)

•   Vice Chair, Duke Energy Corporation (2013-2016)

•   Executive Vice President and CFO, Duke Energy Corporation (2009-2013)

Other Current Public Directorships:

•   Duke Energy Corporation

Ms. Good brings to the Board substantial experience in executive leadership, safety, corporate governance, financial management and accounting, as well as operational expertise and cybersecurity in a highly regulated, capital-intensive industry. Ms. Good’s record as Chief Executive Officer and Chair of Duke Energy, one of the nation’s largest grid and generation operators, enables her to advise management on a wide range of strategic, financial, sustainability and governance matters, including the challenges associated with safety performance, large-scale capital projects, transformative technologies and crisis management. Ms. Good leads the integration of Duke Energy’s climate strategy into the company’s business strategy, through investing in carbon-free technology, modernizing its gas and electric infrastructure and expanding and integrating efficiency and demand management systems. Ms. Good also has vast financial management experience, gained principally from her prior service as Chief Financial Officer and Treasurer of Duke Energy. Ms. Good also has extensive capital markets proficiency, significant merger and restructuring experience and accounting and auditing skills earned from nearly 30 years as a Certified Public Accountant and 11 years as an audit partner at Arthur Andersen LLP and Deloitte & Touche LLP. Ms. Good also serves as past-chair of the Institute of Nuclear Power Operations, a not-for-profit organization responsible for promoting the highest levels of safety and reliability in nuclear plant operations. Ms. Good earned Bachelor of Science degrees in systems analysis and accounting from Miami University.

Name	Age	Principal Occupation or Employment/Other Business Affiliations
Stayce D. Harris	65

Professional Highlights:

•   Inspector General, U.S. Air Force (2017-2019)

•   Assistant Vice Chief of Staff and Director Air Staff, U.S. Air Force (2016-2017)

•   Commander, 22nd Air Force (2014-2016)

•   747 Pilot, United Airlines (1990-2020 with military leave of absence 2014-2019)

•   Senior Strategist/Air Force Reserve Advisor to Commander, Air Mobility Command and 18th Air Force (2012-2014)

•   Senior Strategist/Air Force Reserve Advisor to Commander, U.S. Africa Command on Reserve Matters (2010-2012)

Other Current Public Directorships:

•   BlackRock Fixed-Income Funds

Recent Prior Directorships:

•   KULR Technology Group, Inc.

Lieutenant General Harris brings extensive aerospace and aviation experience to the Board. General Harris is an experienced Boeing 747 pilot, with over 10,000 flight hours safely transporting passengers and cargo worldwide in the Boeing 747, 757, 767 and 777 aircraft for United Airlines before her retirement in 2020. Her extensive experience as a pilot, together with her deep knowledge of safety protocols and flight procedures, adds to the Board’s expertise in aviation safety and provides hands-on familiarity with pilots’ and crew interaction with complex aerospace systems, including in particular Boeing aircraft. Before retiring from the Air Force in 2019, she was a United States Air Force Reserve Lieutenant General, serving in several senior roles, including most recently as Inspector General of the Air Force and, before that, the Assistant Vice Chief of Staff of the Air Force. General Harris was the first African American woman to command an Air Force operational flying squadron, wing and numbered Air Force. Her military and aviation expertise, extensive leadership experience and demonstrated record of leading teams with honor and integrity as paramount values all bring significant value to the Board. General Harris’ prior experiences also bring to the Board an extensive background and expertise in audit and cybersecurity matters. General Harris earned a Bachelor of Science degree in industrial and systems engineering from the University of Southern California and a Master of Aviation Management degree from Embry-Riddle Aeronautical University. She also has a certificate in cybersecurity oversight from Carnegie Mellon University. As a result of her extensive cybersecurity expertise, General Harris is the Board’s primary cybersecurity expert who participates in multiple deep dives and engages regularly with management on cyber-related topics.

Name	Age	Principal Occupation or Employment/Other Business Affiliations
Akhil Johri	63

Professional Highlights:

•   Operating Advisor, Clayton, Dubilier & Rice (2021-present)

•   Special Advisor to the Chairman and CEO, United Technologies Corporation (2019-2020)

•   Executive Vice President and CFO, United Technologies Corporation (2015-2019)

•   CFO, Pall Corporation (2013-2014)

•   Vice President, Finance and CFO, UTC Propulsion and Aerospace Systems, United Technologies Corporation (2011-2013)

•   Vice President, Financial Planning and Investor Relations, United Technologies Corporation (2009-2011)

Other Current Public Directorships:

•   Cardinal Health Inc.

Mr. Johri brings to the Board extensive aerospace industry expertise from his more than 30 years at United Technologies, as well as critical skills in areas of financial reporting, internal controls and risk management developed while serving as Chief Financial Officer at multiple Fortune 500 companies. These skills enable Mr. Johri to provide critical insights to the Board in areas as diverse as financial strategy, strategic operations, the dynamics of managing a complex, global supply chain, articulating corporate strategy to investors and other stakeholders and mitigating risks associated with the development of new products and services at a large industrial manufacturer. Mr. Johri also brings to the Board unique insights relating to his senior leadership experience at United Technologies, a major supplier to aerospace companies like Boeing. In addition, as an independent director and audit committee member at Cardinal Health, Mr. Johri brings to the Board experience in risk oversight and corporate governance of a large company in a highly regulated industry. Mr. Johri is a graduate of the Indian Institute of Management, Ahmedabad, and is a Chartered Accountant.

Name	Age	Principal Occupation or Employment/Other Business Affiliations
David L. Joyce	67

Professional Highlights:

•   Senior Advisor, AE Industrial Partners, LP (2023-present)

•   Chairman, AE Industrial Partners HorizonX (2023-present)

•   Non-Executive Chair, GE Aviation (2020)

•   President and CEO, GE Aviation (2008-2020)

•   Vice Chair, General Electric Company (2016-2020)

Other Current Public Directorships:

•   None

Mr. Joyce brings to the Board vast aerospace, engineering and manufacturing expertise, as well as a demonstrated track record of safety leadership and operational excellence. He developed his in-depth knowledge of the challenges and opportunities facing the aerospace industry at General Electric Company. Mr. Joyce has 40 years of experience at GE Aviation including 12 years of service as President and CEO and four years as Vice Chair of GE. He began his GE career as a product engineer, spending more than a decade designing and building engines for both military and commercial customers. Mr. Joyce is recognized for his proficiency in product development, product management and product support founded on an industry-leading safety management system and ever more efficient products. Mr. Joyce is a member of the National Academy of Engineering and earned both bachelor of science and master’s degrees in mechanical engineering from Michigan State University and a master’s degree in business finance from Xavier University.

Name	Age	Principal Occupation or Employment/Other Business Affiliations
Steven M. Mollenkopf	55

Professional Highlights:

•   Special Advisor, Consello Group (2022-present)

•   Special Advisor, Qualcomm Incorporated (2021-2022)

•   CEO, Qualcomm Incorporated (2014-2021)

•   CEO-elect and President, Qualcomm Incorporated (2013-2014)

•   President and COO, Qualcomm Incorporated (2011-2013)

Other Current Public Directorships:

•   Dell Technologies Inc.

Recent Prior Directorships:

•   Qualcomm Incorporated

Mr. Mollenkopf’s experience as the Chief Executive Officer and Chief Operating Officer of Qualcomm, an engineering-driven, high-technology manufacturing company, enables him to bring critical insights to the Board in areas such as engineering leadership, risk management, leading a complex business with a global reach and oversight of large-scale efforts to develop and test new technologies. A long-time engineer who started with Qualcomm over 25 years ago, Mr. Mollenkopf also possesses expertise and direct leadership experience in precision engineering, project management, manufacturing, quality control and designing testing regimes for complex systems. Mr. Mollenkopf is a published IEEE (Institute of Electrical and Electronics Engineers) author and an inventor on 38 patents. He holds a bachelor’s degree in electrical engineering from Virginia Tech and a master’s degree in electrical engineering from the University of Michigan. As a result of his complex manufacturing expertise, his engineering background and his record of independent leadership at Boeing, on March 24, 2024, the Board elected Mr. Mollenkopf to serve as independent Chair of the Board.

Name	Age	Principal Occupation or Employment/Other Business Affiliations
John M. Richardson	64

Professional Highlights:

•   31st Chief of Naval Operations, U.S. Navy (2015-2019)

•   Director of the Naval Nuclear Propulsion Program, U.S. Navy (2012-2015)

Other Current Public Directorships:

•   BWX Technologies, Inc.

•   Constellation Energy Corporation

Recent Prior Directorships

•   The Exelon Corporation

Admiral Richardson brings deep expertise in safety, regulation, cybersecurity and oversight of complex, high-risk systems, as well as extensive crisis management and national security experience. During his 37 years of service in the U.S. Navy, Admiral Richardson served as the Director of the Naval Nuclear Propulsion Program, a joint activity of the Navy and Department of Energy, serving the Navy and as Deputy Administrator in the National Nuclear Security Administration. In this capacity, he exercised all responsibilities, including applicable regulatory compliance over related facilities, radiological controls, environmental safety and health matters, oversight of cybersecurity issues, as well as selection, training and assignment of personnel supporting over 100 nuclear power plants operating on nuclear-powered warships around the world. Operationally, Admiral Richardson brings extensive experience managing operations of a diverse team on a global basis. He commanded the submarine USS Honolulu and served as naval aide to the President of the United States. As Chief of Naval Operations, he was responsible for the management of 600,000 sailors and civilians, 290 warships and over 2,000 aircraft worldwide. As a result of his safety and operational knowledge, the Board elected Admiral Richardson to the Aerospace Safety Committee, as well as Chair of the Special Programs Committee. At Constellation Energy Corporation, Admiral Richardson is a member of the Risk Committee as well as the Nuclear Oversight Committee, where he has oversight over a number of sustainability issues related to the company’s nuclear facilities and operations. He earned a Bachelor of Science degree in physics from the U.S. Naval Academy, a master’s degree in electrical engineering from the Massachusetts Institute of Technology and Woods Hole Oceanographic Institution and a master’s degree in national security strategy from the National War College. Admiral Richardson is a member of the National Academy of Engineering.

Name	Age	Principal Occupation or Employment/Other Business Affiliations
Sabrina Soussan	55

Professional Highlights:

•   Chairman and CEO, SUEZ SA (2022-present)

•   CEO, Dormakaba Holding AG (2021)

•   co-CEO, Siemens Mobility, Siemens AG (2017-2020)

•   Business Unit CEO, High Speed, Commuter Trains, Locomotives, Metro and Light Rail, Mobility Division, Siemens AG (2015-2017)

•   Vice President and Head of Commuter and Regional Trains, Mobility Division, Siemens AG (2013-2015)

•   Vice President, Head of Business Segment, Sustainability and Energy Management, Building Automation Business Unit, Siemens Building Technologies (2011-2013)

•   Head of Marketing and Global Account Management, Building Automation Business Unit, Siemens Building Technologies (2009-2011)

Other Current Public Directorships:

•   None

Recent Prior Directorships:

•   ITT Inc.

•   Schaeffler AG

Ms. Soussan has extensive international leadership experience and brings to the Board unique non-U.S. perspectives from her multiple CEO roles following a career of over 20 years at Siemens AG. In her current role, Ms. Soussan serves as Chairman and CEO of SUEZ SA, a French-based utility company specializing in water and waste management, where climate change is a key focus area. In addition to her role at SUEZ SA, Ms. Soussan has extensive experience as an engineer and a senior leader in heavy manufacturing, transportation, automotive industry, building technologies and security access control systems, cybersecurity, digitalization, environmental sustainability, product safety and human capital management. During her lengthy career at Siemens AG, she also held multiple leadership positions as Division CEO, Business Unit CEO and as an engineer in areas such as transportation, automation, and energy management. Ms. Soussan earned a master’s degree in mechanical and aeronautical engineering from the École Nationale Supérieure de Mécanique et d’Aérotechnique and an MBA from I.A.E. Poitiers and University of Dublin, Ireland.

No family relationships exist among any of the executive officers or directors.

Upon completion of the Merger, the current directors and executive officers of Boeing are expected to continue in their current positions, other than as may be publicly announced by Boeing in the normal course.

Board Independence

Boeing’s Corporate Governance Principles require that at least 75% of the Board satisfy the NYSE criteria for independence. For a director to be considered independent, the Board must determine, after consideration of all relevant facts and circumstances, that such director has no material relationship with Boeing other than as a director, either directly or as a partner, stockholder or executive officer of another entity that has a relationship with Boeing. In addition, the Board has adopted Director Independence Standards to assist the Board in its assessment of director independence. These standards are designed to supplement the requirements of the NYSE listing standards. If a director or nominee has a relationship with Boeing that is not addressed in the Director Independence Standards, the members of the Board who have already been determined to be independent consider all relevant facts and circumstances and determine whether the relationship is material.

The Board has reviewed all direct and indirect relationships between Boeing and each of our directors, and has determined that Steven M. Mollenkopf, Robert A. Bradway, Lynne M. Doughtie, David L. Gitlin, Lynn J. Good, Stayce D. Harris, Akhil Johri, David L. Joyce, John M. Richardson and Sabrina Soussan are independent.

Other Information

Boeing was originally incorporated in the State of Washington in 1916 and reincorporated in Delaware in 1934. Our principal executive offices are located at 929 Long Bridge Drive, Arlington, Virginia 22202, and our telephone number is (703) 465-3500.

General information about us can be found at www.boeing.com. The information contained on or connected to our website is not incorporated by reference into this proxy statement/prospectus on Form S-4 and should not be considered part of this document or any other report filed with the SEC.

Properties

We had approximately 89 million square feet of floor space on December 31, 2023 for manufacturing, warehousing, engineering, administration and other productive uses, of which approximately 86% was located in the United States. The following table provides a summary of the floor space by business as of December 31, 2023:

(Square feet in thousands)	Owned	Leased	Government Owned	Total
Commercial Airplanes	39,919	7,795		47,714
Defense, Space & Security	22,849	4,404		27,253
Global Services	1,265	7,004		8,269
Other(1)	2,205	2,809	315	5,329

Total	66,238	22,012	315	88,565

(1)	Other includes sites used for corporate offices, enterprise research and development and common internal services.

At December 31, 2023, the combined square footage at the following major locations totaled more than 82 million square feet:

•	Commercial Airplanes - Greater Seattle, WA; China; Greater Charleston, SC; Greater Los Angeles, CA; Greater Portland, OR; Greater Salt Lake City, UT; Australia: Canada and Germany

•

Defense, Space & Security - Greater St. Louis, MO; Greater Seattle, WA; Greater Los Angeles, CA; Philadelphia, PA; Mesa, AZ; Huntsville, AL; Oklahoma City, OK; Heath, OH; Greater Washington, DC; Australia; Houston, TX; Kennedy Space Center and Greater Portland, OR

•	Global Services - San Antonio, TX; Greater Dallas, TX; Great Britain; Greater Miami, FL; China; Jacksonville, FL; and Germany

•	Other - India; Chicago, IL; Greater Los Angeles, CA; Greater St. Louis, MO; and Greater Washington, DC.

Most runways and taxiways that we use are located on airport properties owned by others and are used jointly with others. Our rights to use such facilities are provided for under long-term leases with municipal, county or other government authorities. In addition, the U.S. government furnishes us certain office space, installations and equipment at U.S. government bases for use in connection with various contract activities.

Legal Proceedings

Currently, we are involved in a number of legal proceedings. For a discussion of contingencies related to legal proceedings, see Note 21 to our Audited Consolidated Financial Statements and Note 18 to our Unaudited Condensed Consolidated Financial Statements beginning on pages F-53 and F-90, respectively, of this proxy statement/prospectus.

Market for Registrant’s Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities

The principal market for our common stock is the New York Stock Exchange where it trades under the symbol BA. As of July 31, 2024, there were 82,412 stockholders of record.

Equity Compensation Plan Information

Our equity compensation plans approved by our stockholders provide for the issuance of common stock to officers and other employees, directors and consultants. The following table sets forth information regarding outstanding options and units, and shares available for future issuance under these plans as of December 31, 2023:

Plan Category	Number of shares to be issued upon exercise of outstanding options and units	Weighted- average exercise price of outstanding options	Number of securities remaining available for future issuance under equity compensation plans (excluding shares reflected in column (a))
	(a)	(b)	(c)
Equity compensation plans approved by stockholders(1)
Stock options	792,662	$252.35
Deferred compensation	604,179
Other stock units(2)	6,540,319
Equity compensation plans not approved by stockholders	None	None	None

Total	7,937,160	$252.35	29,851,662	(3)(4)

(1)	Includes the employee stock purchase plan and the 2023 Incentive Stock Plan and its predecessor plan.
(2)

Includes 399,798 shares issuable in respect of Performance Restricted Stock Units. The shares included represent the maximum number of shares that may be issued upon vesting if the maximum performance goal is achieved for the three-year performance period.

(3)	Includes 11,783,281 shares issuable under our employee stock purchase plan. There were 60,365 shares subject to purchase under the employee stock purchase plan as of December 31, 2023.
(4)

Excludes shares of common stock that may be offered and sold under our 401(k) Plan. On February 5, 2021, 30,000,000 shares of common stock were registered for this purpose, of which 12,998,806 remained available as of December 31, 2023.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Consolidated Results of Operations and Financial Condition

Overview

We are a global market leader in the design, development, manufacture, sale, service and support of commercial jetliners, military aircraft, satellites, missile defense, human space flight and launch systems and services. We are one of the two major manufacturers of 100+ seat airplanes for the worldwide commercial airline industry and one of the largest defense contractors in the U.S. While our principal operations are in the U.S., we conduct operations in an expanding number of countries and rely on an extensive network of non-U.S. partners, key suppliers and subcontractors.

Our strategy is centered on successful execution in healthy core businesses — BCA, BDS and BGS. BCA is committed to being the leader in commercial aviation by offering airplanes and services that deliver superior design, safety, quality, efficiency and value to customers around the world. BDS integrates its resources in defense, intelligence, communications, security, space and services to deliver capability-driven solutions to customers at reduced costs. Our BDS strategy is to leverage our core businesses to capture key next-generation programs while expanding our presence in adjacent and international markets. BGS provides support for commercial and defense through innovative, comprehensive and cost-competitive product and service solutions.

Business Environment and Trends

In 2023, global air traffic largely recovered to 2019 levels with domestic travel continuing to be the most robust and the single-aisle market following closely. International travel has mostly recovered and the wide-body market continues to be paced by the international travel recovery. The transition in the international commercial market from recovery to normal market conditions is progressing slowly as China international travel remains below 2019 levels. We are experiencing strong demand from our airline customers globally.

We and our suppliers are experiencing supply chain disruptions as a result of production quality issues, global supply chain constraints and labor instability. We and our suppliers are also experiencing inflationary pressures. We continue to monitor the health and stability of the supply chain. These factors have reduced overall productivity and adversely impacted our financial position, results of operations and cash flows.

Airline financial performance, which influences demand for new capacity, has benefited from the resilient demand for travel. The International Air Transport Association (“IATA”) is estimating 2023 industry-wide profit of $23.3 billion, up from its forecast of $4.6 billion a year ago, primarily driven by North America, Europe and the Middle East. For 2024, IATA is forecasting $25.7 billion in profits for the industry globally. The overall outlook continues to stabilize as we face uncertainties in the environment in the near- to medium-term as airlines are facing persistently high and volatile cost of fuel and tight labor conditions. The global economy is expecting an easing of inflation and interest rates, with regional economic and geopolitical difficulties adding uncertainty to the outlook and the financial viability of some airlines and regions.

The long-term outlook for the industry remains positive due to the fundamental drivers of air travel demand: economic growth, increasing propensity to travel due to increased trade, globalization and improved airline services driven by liberalization of air traffic rights between countries. Our Commercial Market Outlook forecast projects a 3.5% growth rate in the global fleet over a 20-year period. Based on long-term global economic growth projections of 2.6% in average annual gross domestic product, we project demand for approximately 42,595 new airplanes over the next 20 years. The industry remains vulnerable to exogenous developments, including fuel price spikes, credit market shocks, acts of terrorism, natural disasters, conflicts, epidemics, pandemics and increased global environmental regulations.

At BDS, we continue to see stable demand reflecting the important role our products and services have in ensuring our national security. Outside of the U.S., we are seeing similar solid demand as governments prioritize security, defense technology and global cooperation given evolving threats. We continue to experience production disruptions and inefficiencies due to technical challenges, supplier disruption and factory performance. These factors have contributed to significant earnings charges on fixed-price development programs as well as on a number of mature programs which are continuing to adversely affect margins and cash flows.

At BGS, we expect commercial revenues to remain strong in future quarters as the commercial airline industry has largely recovered and transitions to growth. The demand outlook for our government services business remains stable.

On January 5, 2024, an Alaska Airlines 737-9 flight made an emergency landing after a mid-exit door plug detached in flight. Following the accident, the FAA grounded and required inspections of all 737-9 aircraft with a mid-exit door plug, which constituted the large majority of the approximately 220 737-9 aircraft in the in-service fleet. On January 24, 2024, the FAA approved an enhanced maintenance and inspection process that was required to be performed on each of the grounded 737-9 aircraft. Our 737-9 operators returned their fleets to service in the first quarter. All 737-9 aircraft in production are undergoing this same enhanced inspection process prior to delivery.

The Alaska Airlines accident and the resulting actions we are taking, including slowing production, to improve compliance with our manufacturing quality control requirements have significantly impacted our financial position, results of operations and cash flows during the first half of 2024.

Consolidated Results of Operations

The following table summarizes key indicators of consolidated results of operations:

(Dollars in millions, except per share data)
	Six months ended June 30		Three months ended June 30		Years ended December 31
	2024	2023	2024	2023	2023	2022	2021
Revenues	$33,435	$37,672	$16,866	$19,751	$77,794	$66,608	$62,286

GAAP
Loss from operations	($1,176)	($248)	($1,090)	($99)	($773)	($3,519)	($2,870)
Operating margins	(3.5)%	(0.7)%	(6.5)%	(0.5)%	(1.0)%	(5.3)%	(4.6)%
Effective income tax rate	5.2%	35.9%	5.0%	62.8%	(11.8)%	(0.6)%	14.8%
Net loss attributable to Boeing Shareholders	($1,782)	($563)	($1,439)	($149)	($2,222)	($4,935)	($4,202)
Diluted loss per share	($2.90)	($0.93)	($2.33)	($0.25)	($3.67)	($8.30)	($7.15)

Non-GAAP(1)
Core operating loss	($1,780)	($830)	($1,392)	($390)	($1,829)	($4,662)	($4,043)
Core operating margins	(5.3)%	(2.2)%	(8.3)%	(2.0)%	(2.4)%	(7.0)%	(6.5)%
Core loss per share	($4.04)	($2.08)	($2.90)	($0.82)	($5.81)	($11.06)	($9.44)

(1)

These measures exclude certain components of pension and other postretirement benefit expense. See the section entitled “—Non-GAAP Measures” on page 210 of this proxy statement/prospectus for important information about these non-GAAP measures and reconciliations to the most directly comparable GAAP measures.

Comparison of Six and Three Months Ended June 30, 2024

Revenues

The following table summarizes Revenues:

(Dollars in millions)	Six months ended June 30		Three months ended June 30
	2024	2023	2024	2023
Commercial Airplanes	$10,656	$15,544	$6,003	$8,840
Defense, Space & Security	12,971	12,706	6,021	6,167
Global Services	9,934	9,466	4,889	4,746
Unallocated items, eliminations and other	(126)	(44)	(47)	(2)

Total	$33,435	$37,672	$16,866	$19,751

Revenues for the six months ended June 30, 2024, decreased by $4,237 million compared with the same period in 2023 driven by lower revenues at BCA, partially offset by higher revenues at BGS and BDS. BCA revenues decreased by $4,888 million primarily driven by lower 737 and 787 deliveries and 737-9 customer considerations related to the January 2024 grounding. BGS revenues increased by $468 million primarily due to higher commercial services revenue, partially offset by lower government services revenue. BDS revenues increased by $265 million primarily due to higher volume on weapons and proprietary programs, partially offset by higher net unfavorable cumulative catch-up adjustments on major fixed-price development programs.

Revenues for the three months ended June 30, 2024, decreased by $2,885 million compared with the same period in 2023 driven by lower revenues at BCA and BDS, partially offset by higher revenues at BGS. BCA revenues decreased by $2,837 million primarily driven by lower 787 and 737 deliveries. BDS revenues decreased by $146 million compared with the same period in 2023 primarily driven by higher unfavorable cumulative contract catch-up adjustments on certain major fixed-price development programs, partially offset by increased volume on weapons and proprietary programs. BGS revenues increased by $143 million primarily due to higher commercial services revenue, partially offset by lower government services revenue.

Revenues will continue to be significantly impacted until the global supply chain stabilizes, labor instability diminishes, and deliveries ramp up.

Loss from Operations

The following table summarizes Loss from operations:

(Dollars in millions)	Six months ended June 30		Three months ended June 30
	2024	2023	2024	2023
Commercial Airplanes	($1,858)	($998)	($715)	($383)
Defense, Space & Security	(762)	(739)	(913)	(527)
Global Services	1,786	1,703	870	856

Segment operating loss	(834)	(34)	(758)	(54)
Unallocated items, eliminations and other	(946)	(796)	(634)	(336)
Pension FAS/CAS service cost adjustment	460	445	230	222
Postretirement FAS/CAS service cost adjustment	144	137	72	69

Loss from operations (GAAP)	($1,176)	($248)	($1,090)	($99)

FAS/CAS service cost adjustment *	(604)	(582)	(302)	(291)

Core operating loss (Non-GAAP) **	($1,780)	($830)	($1,392)	($390)

*	The FAS/CAS service cost adjustment represents the difference between the FAS pension and postretirement service costs calculated under GAAP and costs allocated to the business segments.
**	Core operating loss is a Non-GAAP measure that excludes the FAS/CAS service cost adjustment. See the section entitled “—Non-GAAP Measures” on page 210 of this proxy statement/prospectus.

Loss from operations for the six months ended June 30, 2024, increased by $928 million compared with the same period in 2023. BCA loss from operations increased by $860 million reflecting lower deliveries, lower margins driven by production disruption, and 737-9 customer considerations related to the January 2024 grounding, partially offset by lower abnormal production costs. BDS loss from operations increased by $23 million compared to the same period in 2023 primarily due to higher charges in 2024 on certain major fixed-price development programs, partially offset by volume growth in 2024 and lower unfavorable cumulative contract catch-up adjustments on other programs. BGS earnings from operations increased by $83 million primarily due to higher commercial services revenue, partially offset by lower government services revenue. Loss from operations on Unallocated items, eliminations and other increased by $150 million compared with the same period in 2023 primarily due to an increase in eliminations and other unallocated items, partially offset by a decrease in share-based plans expense.

Loss from operations for the three months ended June 30, 2024, increased by $991 million compared with the same period in 2023. BDS loss from operations increased by $386 million compared to the same period in 2023 primarily due to an increase in unfavorable cumulative contract catch-up adjustments driven by higher charges in 2024 on certain major fixed-price development programs. BCA loss from operations increased by $332 million reflecting lower deliveries and lower margins driven by production disruption, partially offset by lower abnormal production costs. BGS earnings from operations increased by $14 million primarily due to higher commercial services revenue, partially offset by lower government services revenue. Loss from operations on Unallocated items, eliminations and other increased by $298 million compared with the same period in 2023 primarily due to an increase in eliminations and other unallocated items.

Core operating loss for the six and three months ended June 30, 2024, increased by $950 million and $1,002 million compared with the same periods in 2023, primarily due to changes in Loss from operations as described above.

For information related to Postretirement Plans, see Note 13 to our Unaudited Condensed Consolidated Financial Statements beginning on page F-84 of this proxy statement/prospectus.

Unallocated Items, Eliminations and Other

The most significant items included in Unallocated items, eliminations and other (expense)/income are shown in the following table:

(Dollars in millions)	Six months ended June 30		Three months ended June 30
	2024	2023	2024	2023
Share-based plans	$53	($38)	$43	$14
Deferred compensation	(49)	(96)	(19)	(42)
Amortization of previously capitalized interest	(46)	(47)	(23)	(24)
Research and development expense, net	(188)	(149)	(99)	(73)
Eliminations and other unallocated items	(716)	(466)	(536)	(211)

Unallocated items, eliminations and other	($946)	($796)	($634)	($336)

Share-based plans income for the six and three months ended June 30, 2024, was $53 million and $43 million compared to share-based plans expense of $38 million and income of $14 million for the same periods in 2023. The increase in share-based plans income for the six and three months ended June 30, 2024 compared with the same periods in 2023 is primarily due to fewer outstanding share-based awards in 2024.

Deferred compensation expense for the six months ended June 30, 2024, decreased by $47 million compared with the same period in 2023 primarily driven by changes in our stock price. Deferred compensation expense for the three months ended June 30, 2024, decreased by $23 million compared with the same period in 2023 primarily driven by changes in broad stock market conditions.

Research and development expense for the six and three months ended June 30, 2024, increased by $39 million and $26 million compared with the same periods in 2023 due to higher spending on enterprise product development.

Eliminations and other unallocated items expense for the six and three months ended June 30, 2024, includes an earnings charge of $244 million that reflects a fine that would be paid if an agreement with the U.S. Department of Justice is approved by the federal district court. For additional discussion, see Note 18 to our Unaudited Condensed Consolidated Financial Statements beginning on page F-90 of this proxy statement/prospectus.

Other Earnings Items

(Dollars in millions)	Six months ended June 30		Three months ended June 30
	2024	2023	2024	2023
Loss from operations	($1,176)	($248)	($1,090)	($99)
Other income, net	525	622	248	320
Interest and debt expense	(1,242)	(1,270)	(673)	(621)

Loss before income taxes	(1,893)	(896)	(1,515)	(400)
Income tax benefit	99	322	76	251

Net loss from continuing operations	(1,794)	(574)	(1,439)	(149)
Less: net loss attributable to noncontrolling interest	(12)	(11)

Net loss attributable to Boeing Shareholders	($1,782)	($563)	($1,439)	($149)

Other income, net for the six and three months ended June 30, 2024, decreased by $97 million and $72 million compared with the same periods in 2023 primarily due to a decrease in interest income on short-term investments and non-operating pension income. For information on changes related to non-operating pension and postretirement expenses, see Note 13 to our Unaudited Condensed Consolidated Financial Statements beginning on page F-84 of this proxy statement/prospectus.

Interest and debt expense for the six and three months ended June 30, 2024, decreased by $28 million and increased by $52 million compared with the same periods in the prior year.

For additional discussion related to Income Taxes, see Note 4 to our Unaudited Condensed Consolidated Financial Statements beginning on page F-74 of this proxy statement/prospectus.

Total Costs and Expenses (“Cost of Sales”)

Cost of sales, for both products and services, consists primarily of raw materials, parts, sub-assemblies, labor, overhead and subcontracting costs. Our BCA segment predominantly uses program accounting to account for cost of sales. Under program accounting, cost of sales for each commercial aircraft program equals the product of (i) revenue recognized in connection with customer deliveries and (ii) the estimated cost of sales percentage applicable to the total remaining program. For long-term contracts, the amount reported as cost of sales is recognized as incurred. Substantially all contracts at our BDS segment and certain contracts at our BGS segment are long-term contracts with the U.S. government and other customers that generally extend over several years. Cost of sales for commercial spare parts is recorded at average cost.

The following table summarizes cost of sales:

(Dollars in millions)	Six months ended June 30			Three months ended June 30
	2024	2023	Change	2024	2023	Change
Cost of sales	$30,330	$33,810	($3,480)	$15,637	$17,812	($2,175)
Cost of sales as a % of Revenues	90.7%	89.7%	1.0%	92.7%	90.2%	2.5%

Cost of sales for the six months ended June 30, 2024, decreased by $3,480 million, or 10%, compared with the same period in 2023, primarily due to lower revenues at BCA. Cost of sales as a percentage of Revenues remained largely unchanged during the six months ended June 30, 2024, compared with the same period in 2023.

Cost of sales for the three months ended June 30, 2024, decreased by $2,175 million, or 12%, compared with the same period in 2023, primarily due to lower revenues at BCA. Cost of sales as a percentage of Revenues increased during the three months ended June 30, 2024, compared with the same period in 2023 primarily due to higher charges on BDS fixed-price development programs and lower margins at BCA.

Research and Development

Research and development expense, net is summarized in the following table:

(Dollars in millions)	Six months ended June 30		Three months ended June 30
	2024	2023	2024	2023
Commercial Airplanes	$1,073	$915	$555	$471
Defense, Space & Security	494	420	259	225
Global Services	67	54	41	28
Other	188	149	99	73

Total	$1,822	$1,538	$954	$797

Research and development expense increased by $284 million and $157 million during the six and three months ended June 30, 2024, compared to the same periods in 2023. The increase in expense is primarily due to higher spending on the 777X program at BCA.

Backlog

(Dollars in millions)	June 30 2024	December 31 2023
Commercial Airplanes	$436,574	$440,507
Defense, Space & Security	59,055	59,012
Global Services	19,487	19,869
Unallocated items, eliminations and other	758	807

Total Backlog	$515,874	$520,195

Contractual backlog	$495,358	$497,094
Unobligated backlog	20,516	23,101

Total Backlog	$515,874	$520,195

Contractual backlog of unfilled orders excludes purchase options, announced orders for which definitive contracts have not been executed, orders where customers have the unilateral right to terminate, and unobligated U.S. and non-U.S. government contract funding. The decrease in contractual backlog during the six months ended June 30, 2024, was primarily due to a decrease in BCA backlog. We may experience reductions to backlog and/or significant order cancellations due to production disruptions and/or further delays to entry into service of the 777X, 737-7 and/or 737-10.

Unobligated backlog includes U.S. and non-U.S. government definitive contracts for which funding has not been authorized. Unobligated backlog was largely unchanged during the six months ended June 30, 2024.

Comparison of Years Ended December 31, 2023, 2022 and 2021

Revenues

The following table summarizes Revenues:

(Dollars in millions)
Years ended December 31,	2023	2022	2021
Commercial Airplanes	$33,901	$26,026	$19,714
Defense, Space & Security	24,933	23,162	26,540
Global Services	19,127	17,611	16,328
Unallocated items, eliminations and other	(167)	(191)	(296)

Total	$77,794	$66,608	$62,286

Revenues increased by $11,186 million in 2023 compared with 2022 driven by higher revenues at all three operating segments. BCA revenues increased by $7,875 million primarily driven by higher 787 deliveries. BDS revenues increased by $1,771 million primarily due to higher revenues on fixed-price development programs. BGS revenues increased by $1,516 million primarily due to higher commercial services revenue driven by market recovery across the commercial portfolio.

Revenues increased by $4,322 million in 2022 compared with 2021 driven by higher revenues at BCA and BGS, partially offset by lower revenues at BDS. BCA revenues increased by $6,312 million primarily driven by higher 737 and 787 deliveries. BGS revenues increased by $1,283 million primarily due to higher commercial services volume, partially offset by lower government services volume and performance. BDS revenues decreased by $3,378 million primarily due to charges on fixed-price development programs, unfavorable performance across other defense programs, and lower P-8 and weapons volume.

Revenues will continue to be significantly impacted until the global supply chain stabilizes, labor instability diminishes, and deliveries ramp up.

Loss From Operations

The following table summarizes Loss from operations:

(Dollars in millions)
Years ended December 31,	2023	2022	2021
Commercial Airplanes	($1,635)	($2,341)	($6,377)
Defense, Space & Security	(1,764)	(3,544)	1,544
Global Services	3,329	2,727	2,017

Segment operating loss	(70)	(3,158)	(2,816)
Unallocated items, eliminations and other	(1,759)	(1,504)	(1,227)
Pension FAS/CAS service cost adjustment	799	849	882
Postretirement FAS/CAS service cost adjustment	257	294	291

Loss from operations (GAAP)	($773)	($3,519)	($2,870)

FAS/CAS service cost adjustment(1)	(1,056)	(1,143)	(1,173)

Core operating loss (Non-GAAP)(2)	($1,829)	($4,662)	($4,043)

(1)	The FAS/CAS service cost adjustment represents the difference between the FAS pension and postretirement service costs calculated under GAAP and costs allocated to the business segments.

(2)	Core operating loss is a non-GAAP measure that excludes the FAS/CAS service cost adjustment. See the section entitled “—Non-GAAP Measures” on page 210 of this proxy statement/prospectus.

Loss from operations decreased by $2,746 million in 2023 compared with 2022. BDS loss from operations decreased by $1,780 million compared to the same period in 2022, primarily due to a reduction in net unfavorable cumulative contract catch-up adjustments, which were $2,328 million better than the net unfavorable impact in the prior year. BCA loss from operations decreased by $706 million reflecting higher deliveries and lower period expenses including lower abnormal production costs, partially offset by higher spending on research and development. BGS earnings from operations increased by $602 million in 2023 compared with 2022 primarily due to higher commercial services revenue. Loss from operations on Unallocated items, eliminations and other increased by $255 million in 2023 primarily due to higher deferred compensation expense.

Loss from operations increased by $649 million in 2022 compared with 2021. BDS had a loss from operations of $3,544 million compared with earnings of $1,544 million during 2021, primarily due to charges on development programs. BCA loss from operations decreased by $4,036 million primarily due to the absence in 2022 of the $3,460 million reach-forward loss taken on the 787 program in 2021, higher 737 deliveries and lower abnormal production costs, partially offset by higher research and development spending, charges related to the war in Ukraine and other period expenses. BGS earnings from operations increased by $710 million in 2022 compared with 2021 primarily due to higher commercial services volume and favorable mix, partially offset by lower government services performance.

Core operating loss decreased by $2,833 million in 2023 compared with 2022 and increased by $619 million in 2022 compared with 2021 primarily due to changes in Segment operating loss as described above.

Unallocated Items, Eliminations and Other

The most significant items included in Unallocated items, eliminations and other (expense)/income are shown in the following table:

(Dollars in millions)
Years ended December 31,	2023	2022	2021
Share-based plans	$62	($114)	($174)
Deferred compensation	(188)	117	(126)
Amortization of previously capitalized interest	(95)	(95)	(107)
Research and development expense, net	(315)	(278)	(184)
Eliminations and other unallocated items	(1,223)	(1,134)	(636)

Unallocated items, eliminations and other	($1,759)	($1,504)	($1,227)

Share-based plans expense decreased by $176 million in 2023 and $60 million in 2022, primarily due to fewer share-based grants and the timing of corporate allocations in 2023. The lower expense in 2022 compared to 2021 was due to decreased grants of restricted stock units (RSUs) and other share-based compensation.

Deferred compensation expense increased by $305 million in 2023, and decreased by $243 million in 2022, primarily driven by changes in broad stock market conditions.

Research and development expense increased by $37 million in 2023 and increased by $94 million in 2022 primarily due to spending on enterprise product development.

Eliminations and other unallocated items was largely unchanged in 2023. Eliminations and other unallocated expense increased by $498 million in 2022 primarily due to a $200 million settlement with the Securities and Exchange Commission related to the 737 MAX accidents, lower income from operating investments and an increase in environmental remediation expense.

Net periodic pension benefit costs included in Loss from operations were as follows:

(Dollars in millions)	Pension
Years ended December 31,	2023	2022	2021
Allocated to business segments	($801)	($852)	($885)
Pension FAS/CAS service cost adjustment	799	849	882

Net periodic pension benefit cost included in Loss from operations	($2)	($3)	($3)

The pension FAS/CAS service cost adjustment recognized in Loss from operations in 2023 decreased by $50 million compared with 2022 and decreased by $33 million in 2022 compared with 2021 due to changes in allocated pension cost year over year. Net periodic benefit cost included in Loss from operations in 2023 was largely consistent with 2022 and 2021.

For additional discussion related to Postretirement Plans, see Note 16 to our Audited Consolidated Financial Statements beginning on page F-36 of this proxy statement/prospectus.

Other Earnings Items

(Dollars in millions)
Years ended December 31,	2023	2022	2021
Loss from operations	($773)	($3,519)	($2,870)
Other income, net	1,227	1,058	551
Interest and debt expense	(2,459)	(2,561)	(2,714)

Loss before income taxes	(2,005)	(5,022)	(5,033)
Income tax (expense)/benefit	(237)	(31)	743

Net loss from continuing operations	(2,242)	(5,053)	(4,290)
Less: net loss attributable to noncontrolling interest	(20)	(118)	(88)

Net loss attributable to Boeing Shareholders	($2,222)	($4,935)	($4,202)

Non-operating pension income included in Other income, net was $529 million in 2023, $881 million in 2022 and $528 million in 2021. The decreased income in 2023 compared to 2022 was primarily due to higher interest cost and lower expected return on plan assets, partially offset by lower amortization of net actuarial losses. The increased income in 2022 compared to 2021 was primarily due to lower amortization of net actuarial losses in 2022 and a settlement loss recorded in 2021.

Non-operating postretirement income included in Other income, net was $58 million in 2023 and 2022, and $1 million in 2021. The increased income in 2022 was due to lower amortization of net actuarial losses.

Interest and debt expense decreased by $102 million in 2023 and $153 million 2022 primarily due to lower average debt balances.

For additional discussion related to Income Taxes, see Note 4 to our Audited Consolidated Financial Statements beginning on page F-20 of this proxy statement/prospectus.

Total Costs and Expenses (“Cost of Sales”)

Cost of Sales, for both products and services, consists primarily of raw materials, parts, sub-assemblies, labor, overhead and subcontracting costs. Our BCA segment predominantly uses program accounting to account for Cost of Sales. Under program accounting, Cost of Sales for each commercial aircraft program equals the product of (i) revenue recognized in connection with customer deliveries and (ii) the estimated Cost of Sales percentage applicable to the total remaining program. For long-term contracts, the amount reported as Cost of Sales is recognized as incurred. Substantially all contracts at our BDS segment and certain contracts at our BGS segment are long-term contracts with the U.S. government and other customers that generally extend over several years. Cost of Sales for commercial spare parts is recorded at average cost.

The following table summarizes Cost of Sales:

(Dollars in millions)
Years ended December 31,	2023	2022	Change	2022	2021	Change
Cost of Sales	$70,070	$63,078	$6,992	$63,078	$59,237	$3,841
Cost of Sales as a % of Revenues	90.1%	94.7%	(4.6)%	94.7%	95.1%	(0.4)%

Cost of Sales increased by $6,992 million in 2023 compared with 2022, primarily due to higher revenues at BCA and BGS, partially offset by lower development charges at BDS. Cost of Sales as a percentage of Revenues decreased in 2023 compared to 2022 primarily due to lower charges on BDS development programs.

Cost of Sales increased by $3,841 million in 2022 compared with 2021, primarily due to charges recorded at BDS and higher revenues at BCA. Cost of Sales as a percentage of Revenues remained largely consistent in 2022 compared to 2021.

Research and Development

The following table summarizes our Research and development expense:

(Dollars in millions)
Years ended December 31,	2023	2022	2021
Commercial Airplanes	$2,036	$1,510	$1,140
Defense, Space & Security	919	945	818
Global Services	107	119	107
Other	315	278	184

Total	$3,377	$2,852	$2,249

Research and development expense increased by $525 million in 2023 compared with 2022 primarily due to higher research and development expenditures on the 777X program as well as other BCA and enterprise investments in product development.

Research and development expense increased by $603 million in 2022 compared with 2021 primarily due to higher research and development expenditures on 777X, 737 MAX, as well as BCA and enterprise investments in product development.

Backlog

Our backlog at December 31 was as follows:

(Dollars in millions)
Years ended December 31,	2023	2022
Commercial Airplanes	$440,507	$329,824
Defense, Space & Security	59,012	54,373
Global Services	19,869	19,338
Unallocated items, eliminations and other	807	846

Total Backlog	$520,195	$404,381

Contractual backlog	$497,094	$381,977
Unobligated backlog	23,101	22,404

Total Backlog	$520,195	$404,381

Contractual backlog of unfilled orders excludes purchase options, announced orders for which definitive contracts have not been executed, orders where customers have the unilateral right to terminate, and unobligated U.S. and non-U.S. government contract funding. The increase in contractual backlog during 2023 was primarily due to increases in BCA and BDS backlog. If we are unable to deliver aircraft to customers in China consistent with our assumptions, and/or entry into service of the 777X, 737-7 and/or 737-10 is further delayed, we may experience reductions to backlog and/or significant order cancellations.

Unobligated backlog includes U.S. and non-U.S. government definitive contracts for which funding has not been authorized. Unobligated backlog was largely unchanged in 2023.

Additional Considerations

U.S. Government Funding. The Continuing Resolution enacted on January 19, 2024, continues federal funding at fiscal year 2023 appropriated levels through March 1, 2024, for selected departments and agencies, including the Department of Transportation, and through March 8, 2024, for the remaining departments and agencies, including the U.S. DoD and NASA. Congress and the President must enact either full-year fiscal year 2024 (FY24) appropriations bills or an additional Continuing Resolution to fund government departments and agencies after these dates, or a partial or full government shutdown could result. U.S. government discretionary spending in FY24 and 2025 (FY25), including defense spending, was capped by the Fiscal Responsibility Act of 2023 (the “FRA”). Additionally, a Continuing Resolution for FY24 or FY25 in place on April 30 of the relevant fiscal year, would trigger a sequester under the FRA.

Global Trade. We continually monitor the global trade environment in response to geopolitical economic developments, as well as changes in tariffs, trade agreements or sanctions that may impact the Company.

The current state of U.S.-China relations remains an ongoing watch item. Since 2018, the U.S. and China have imposed tariffs on each other’s imports. Certain aircraft parts and components that Boeing procures are subject to these tariffs. We are mitigating import costs through Duty Drawback Customs procedures. China is a significant market for commercial aircraft and we have long-standing relationships with our Chinese customers, who represent a key component of our commercial aircraft backlog. Overall, the U.S.-China trade relationship remains stalled as economic and national security concerns continue to be a challenge.

Beginning in June 2018, the U.S. Government imposed tariffs on steel and aluminum imports. In response to these tariffs, several major U.S. trading partners have imposed, or announced their intention to impose, tariffs on U.S. goods. The U.S. has subsequently reached agreements with Mexico, Canada, Japan, the United Kingdom, and the European Union, to ease or remove tariffs on steel and/or aluminum. We continue to monitor the potential for any extra costs that may result from the remaining global tariffs.

We are complying with all U.S. and other government export control restrictions and sanctions imposed on certain businesses and individuals in Russia. We continue to monitor and evaluate additional sanctions and export restrictions that may be imposed by the U.S. Government or other governments, as well as any responses from Russia that could affect our supply chain, business partners or customers, for any additional impacts to our business.

Supply Chain. We and our suppliers are experiencing supply chain disruptions as a result of global supply chain constraints and labor instability. We and our suppliers are also experiencing inflationary pressures. We continue to monitor quality and safety as well as the health and stability of the supply chain. These factors have reduced overall productivity and adversely impacted our financial position, results of operations and cash flows.

The current conflict in Israel and the Gaza Strip has the potential to impact certain of our suppliers, and has impacted some operations for our airline and lessor customers. We are closely monitoring developments, supporting our employees and customers, and will take mitigating actions as appropriate.

Segment Results of Operations and Financial Condition

Commercial Airplanes

Business Environment and Trends

Airline Industry Environment. See the section entitled “—Management’s Discussion and Analysis of Financial Condition and Results of Operations” beginning on page 180 of this proxy statement/prospectus for a discussion of the airline industry environment.

Industry Competitiveness. The commercial aircraft market and the airline industry both remain extremely competitive. Continued access to global markets remains vital to our ability to fully realize our sales potential and long-term investment returns. Approximately 78% of BCA’s total backlog, in dollar terms, is with non-U.S. airlines. We face aggressive international competitors who are intent on increasing their market share. They offer competitive products and have access to most of the same customers and suppliers. With government support, Airbus has historically invested heavily to create a family of products to compete with ours. After the acquisition of a majority share of Bombardier’s C Series (now A220) in 2018, Airbus continues to expand in the 100-150 seat transcontinental market. Other competitors are also in different phases of developing commercial jet aircraft, including Commercial Aircraft Corporation of China, Ltd., which delivered its first C919 aircraft in 2022. Some of these competitors have historically enjoyed access to government-provided financial support, including “launch aid,” which greatly reduces the cost and commercial risks associated with airplane development activities. This has enabled the development of airplanes without broad commercial viability; others to be brought to market more quickly than otherwise possible; and many offered for sale below market-based prices. Competitors continue to make improvements in efficiency, which may result in funding product development, gaining market share and improving earnings. This market environment has resulted in intense pressures on pricing and other competitive factors, and we expect these pressures to continue or intensify in the coming years.

Results of Operations

(Dollars in millions)
	Six months ended June 30		Three months ended June 30		Years ended December 31
	2024	2023	2024	2023	2023	2022	2021
Revenues	$10,656	$15,544	$6,003	$8,840	$33,901	$26,026	$19,714
% of total company revenues	32%	41%	36%	45%	44%	39%	32%
Loss from operations	($1,858)	($998)	($715)	($383)	($1,635)	($2,341)	($6,377)
Operating margins	(17.4)%	(6.4)%	(11.9)%	(4.3)%	(4.8)%	(9.0)%	(32.3)%
Research and development	$1,073	$915	$555	$471	$2,036	$1,510	$1,140

Revenues

BCA revenues decreased by $4,888 million for the six months ended June 30, 2024, compared with the same period in 2023 driven by lower 737 and 787 deliveries and 737-9 customer considerations related to the January 2024 grounding. BCA revenues decreased by $2,837 million for the three months ended June 30, 2024, compared with the same period in 2023 driven by lower 787 and 737 deliveries.

BCA revenues increased by $7,875 million in 2023 compared with 2022 primarily due to higher 787 deliveries in 2023. BCA revenues increased by $6,312 million in 2022 compared with 2021 primarily due to higher 737 and 787 deliveries in 2022.

BCA deliveries, including intercompany deliveries, were as follows:

	737	*	747	767	*	777	787	Total
Deliveries during 2023	396	(9)	1	32	(14)	26	73	528
Deliveries during 2022	387	(13)	5	33	(15)	24	31	480
Deliveries during 2021	263	(16)	7	32	(13)	24	14	340
Deliveries during the first six months of 2024	137	(2)		9	(5)	7	22	175
Deliveries during the first six months of 2023	216	(5)	1	9	(1)	9	31	266
Deliveries during the second quarter of 2024	70	(1)		6	(3)	7	9	92
Deliveries during the second quarter of 2023	103	(3)		8	(1)	5	20	136
Cumulative deliveries as of 6/30/2024	8,665		1,573	1,312		1,734	1,132
Cumulative deliveries as of 12/31/2023	8,528		1,573	1,303		1,727	1,110
Cumulative deliveries as of 12/31/2022	8,132		1,572	1,271		1,701	1,037
Cumulative deliveries as of 12/31/2021	7,745		1,567	1,238		1,677	1,006

*	Intercompany deliveries identified by parentheses

Loss From Operations

BCA loss from operations was $1,858 million for the six months ended June 30, 2024, compared with $998 million in the same period in 2023 reflecting lower deliveries, lower margins driven by production disruption, and 737-9 customer considerations related to the January 2024 grounding, partially offset by lower abnormal production costs. BCA loss from operations was $715 million for the three months ended June 30, 2024, compared with $383 million in the same period in 2023 reflecting lower deliveries and lower margins driven by production disruption, partially offset by lower abnormal production costs.

BCA loss from operations was $1,635 million in 2023 compared with $2,341 million in 2022 reflecting higher deliveries and lower period expenses including lower abnormal production costs, partially offset by higher spending on research and development. Abnormal production costs in 2023 were $1,527 million, including $1,014 million related to the 787 program and $513 million related to the 777X program. Abnormal production costs in 2022 were $1,753 million, including $1,240 million related to the 787 program, $325 million related to the 777X program, and $188 million related to the 737 program.

BCA loss from operations was $2,341 million in 2022 compared with $6,377 million in 2021. The 2021 loss includes a reach-forward loss on the 787 program of $3,460 million. The improved performance in 2022 also reflects higher 737 deliveries and lower abnormal production costs, partially offset by higher research and development spending, charges related to the war in Ukraine and other period expenses. Abnormal production costs in 2021 were $2,355 million, including $1,887 million related to the 737 program and $468 million related to the 787 program.

Backlog

Our total backlog represents the estimated transaction prices on unsatisfied and partially satisfied performance obligations to our customers where we believe it is probable that we will collect the consideration due and where no contingencies remain before we and the customer are required to perform. Backlog does not include prospective orders where customer-controlled contingencies remain, such as the customer receiving approval from its board of directors, stockholders or government or completing financing arrangements. All such contingencies must be satisfied or have expired prior to recording a new firm order even if satisfying such conditions is highly probable. Backlog excludes options and Boeing customer financing orders as well as orders where customers have the unilateral right to terminate. A number of our customers may have contractual remedies, including rights to reject individual airplane deliveries if the actual delivery date is significantly later than the contractual delivery date. We address customer claims and requests for other contractual relief as they arise. The value of orders in backlog is adjusted as changes to price and schedule are agreed to with customers and is reported in accordance with the requirements of Accounting Standards Codification (“ASC”) 606.

BCA total backlog decreased from $440,507 million as of December 31, 2023, to $436,574 million at June 30, 2024 reflecting an increase in the value of existing orders that, in our assessment, do not meet the accounting requirements of ASC 606 for inclusion in backlog and cancellations, partially offset by new orders in excess of deliveries. BCA total backlog of $440,507 million at December 31, 2023 increased from $329,824 million at December 31, 2022, reflecting new orders in excess of deliveries and a decrease in the value of existing orders that, in our assessment, do not meet the accounting requirements of ASC 606 for inclusion in backlog, partially offset by order cancellations. Aircraft order cancellations during the six months ended June 30, 2024 totaled $2,400 million and primarily relate to 737 aircraft. Net ASC 606 adjustments during the six months ended June 30, 2024 totaled $4,784 million and primarily related to 737 aircraft. Aircraft order cancellations during the year ended December 31, 2023 totaled $12,925 million and primarily relate to 737 and 777X aircraft.

The net ASC 606 adjustments for the year ended December 31, 2023 resulted in an increase to backlog of $20,605 million primarily due to a net decrease of 777X and 737 aircraft. ASC 606 adjustments include consideration of aircraft orders where a customer-controlled contingency may exist, as well as an assessment of whether the customer is committed to perform, impacts of geopolitical events or related sanctions, or whether it is probable that the customer will pay the full amount of consideration when it is due. We may experience reductions to backlog and/or significant order cancellations if we are unable to deliver aircrafts to customers in China consistent with our assumptions, and/or entry into service of the 777X, 737-7 and/or 737-10 is further delayed and/or production is disrupted.

Accounting Quantity. The accounting quantity is our estimate of the quantity of airplanes that will be produced for delivery under existing and anticipated contracts. The determination of the accounting quantity is limited by the ability to make reasonably dependable estimates of the revenue and cost of existing and anticipated contracts. It is a key determinant of the gross margins we recognize on sales of individual airplanes throughout a program’s life. Estimation of each program’s accounting quantity takes into account several factors that are indicative of the demand for that program, including firm orders, letters of intent from prospective customers and market studies. We review our program accounting quantities quarterly.

The accounting quantity for each program may include units that have been delivered, undelivered units under contract and units anticipated to be under contract in the reasonable future (anticipated orders). In developing total program estimates, all of these items within the accounting quantity must be considered.

The following table provides details of the accounting quantities and firm orders by program. Cumulative firm orders represent the cumulative number of commercial jet aircraft deliveries plus undelivered firm orders. Firm orders include military derivative aircraft that are not included in program accounting quantities. All revenues and costs associated with military derivative aircraft production are reported in the BDS segment.

	Program
	737		747	767	777	†	777X	787	†
2023
Program accounting quantities	11,600		1,574	1,279	1,790		500	1,700
Undelivered units under firm orders	4,332			104	48		416	726	(8)
Cumulative firm orders	12,860		1,573	1,407	1,775		416	1,836

2022
Program accounting quantities	10,800		1,574	1,267	1,790		400	1,600
Undelivered units under firm orders	3,653		1	106	69		244	505	(8)
Cumulative firm orders	11,785		1,573	1,377	1,770		244	1,542

2021
Program accounting quantities	10,400		1,574	1,243	1,750		350	1,500
Undelivered units under firm orders	3,414		6	108	58		253	411	(14)
Cumulative firm orders	11,159		1,573	1,346	1,735		253	1,417

As of 6/30/2024
Program accounting quantities	11,600			1,279	1,790		500	1,700
Undelivered units under firm orders	4,173	*		95	51	(2)	442	716	(8)
Cumulative firm orders	12,838			1,407	1,785		442	1,848

†	Boeing customer financing aircraft orders are identified in parentheses.
*	Approximate undelivered orders by minor model: 737-7 (7%), 737-8 (65%), 737-9 (5%) and 737-10 (23%).

Program Highlights

737 Program. The accounting quantity for the 737 program increased by 800 units during 2023 due to the program’s normal progress of obtaining additional orders and delivering airplanes.

On January 5, 2024, an Alaska Airlines 737-9 flight made an emergency landing after a mid-exit door plug detached in flight. Following the accident, the FAA grounded and required inspections of all 737-9 aircraft with a mid-exit door plug, which constitute the large majority of the approximately 220 737-9 aircraft in the in-service fleet. On January 24, 2024, the FAA approved an enhanced maintenance and inspection process that must be performed on each of the grounded 737-9 aircraft. Our 737-9 operators have begun returning their fleets to service, and many 737-9s have completed inspections and resumed revenue flights. All 737-9 aircraft in production will undergo this same enhanced inspection process prior to delivery.

On January 10, 2024, the FAA notified Boeing that the FAA initiated the 737-9 Production Audit. This was followed by the FAA announcing actions to increase its oversight of Boeing, including conducting:

•	an audit involving the 737-9 production line and its suppliers to evaluate Boeing’s compliance with approved quality procedures,

•	increased monitoring of Boeing’s 737-9 in-service events, and

•	an assessment of safety risks around delegated authority and quality oversight, and examination of options to move these functions under independent third parties.

On January 24, 2024, the FAA stated that it will not approve production rate increases or additional production lines for the 737 MAX until it is satisfied that Boeing is in full compliance with required quality control procedures.

The FAA communicated its findings from the 737-9 Production Audit of Boeing and Spirit on February 28, 2024. The FAA found multiple instances where the companies failed to comply with manufacturing quality control requirements and provided 90 days from March 1, 2024, to submit a corrective action plan. On May 30, 2024, we submitted our safety and quality plan to address the issues identified by the FAA.

Our planned production rates are dependent on our suppliers’ ability to support our operations and our ability to meet heightened quality control requirements. Prior to the Alaska Airlines accident, we were operating at a production rate of 38 per month. During the first half of 2024, as part of our plan to address the issues identified, we slowed production rates and delayed planned production rate increases to reduce traveled work in our factory, as well as at our suppliers. During the first quarter of 2024, we began conducting fuselage inspections at Spirit to improve quality prior to shipment to Boeing. In the second quarter of 2024, production rates gradually increased as we implemented new processes as part of our safety and quality plan. We are working to return to 38 per month by the end of 2024.

We are following the lead of the FAA as we work through the certification process of the 737-7 and 737-10 models. We continue to work with the FAA on open actions to support 737-7 certification. During the fourth quarter of 2023, the 737-10 program received approval from the FAA to begin the first phase of FAA certification flight testing. At December 31, 2023, we had approximately 35 737-7 and 737-10 aircraft in inventory. During the first quarter of 2024, the program completed the first phase of FAA certification flight testing for the 737-10. As of June 30, 2024, we had approximately 35 737-7 and 737-10 aircraft in inventory. We are planning to incorporate engineering solutions to the de-icing systems on the 737-7 and 737-10 prior to certification, which has delayed certification and first deliveries.

During the third quarter of 2023, we discovered non-conforming holes in the aft pressure dome of certain 737-7, 737-8 and 737 military derivative aircraft. Rework on non-conforming fuselages with our supplier is complete and newly built aircraft meet our specifications. We do not expect inspection of completed aircraft in inventory to result in significant rework or production disruption.

As of December 31, 2023, we had approximately 140 737-8 aircraft in inventory that were produced prior to 2023, including 85 aircraft for customers in China. As of June 30, 2024, we had approximately 90 737-8 aircraft in inventory that were produced prior to 2023, including approximately 65 aircraft for customers in China. Return-to-service of the China 737 MAX fleet is complete. While there continues to be uncertainty, we are continuing to work with airlines and government officials on delivery timing and expect to deliver most of the aircraft in inventory by the end of 2024.

We are currently unable to reasonably estimate what impact the accident, the related FAA actions and certification delays will have on our financial position, results of operations and cash flows. The production slow-down and certification delays had an adverse impact on our financial position, results of operations and cash flows during the first half of 2024. This is expected to continue until production rates recover. In the event that we are unable to deliver aircraft and/or increase future production rates consistent with our assumptions, our financial position, results of operations and cash flows will continue to be adversely affected.

See further discussion of the 737 MAX in Note 7, Note 13 and Note 23 to our Audited Consolidated Financial Statements beginning on pages F-24, F-29 and F-58, respectively, and Note 10 and Note 18 to our Unaudited Condensed Consolidated Financial Statements beginning on pages F-78 and F-90, respectively, of this proxy statement/prospectus.

747 Program. We completed production of the 747 in the fourth quarter of 2022 and delivery of the last aircraft occurred in February 2023. Ending production of the 747 did not have a material impact on our financial position, results of operations or cash flows.

767 Program. The accounting quantity for the 767 program increased by 12 units during 2023 due to the program’s normal progress of obtaining additional orders and delivering airplanes. The 767 assembly line includes the commercial program and a derivative to support the KC-46A Tanker program. The commercial program has near break-even gross margins. We are currently at a production rate of approximately 3 aircraft per month. We are continuing to experience factory disruption, including supply chain delays and quality issues. We have slowed production in 2024 to reduce traveled work in our factory and enable supply chain recovery, resulting in higher near-term production costs. See further discussion of the KC-46A Tanker program in Note 10 to our Unaudited Condensed Consolidated Financial Statements beginning on page F-78 of this proxy statement/prospectus.

777 and 777X Programs The accounting quantity for the 777X program increased by 100 units during the year ended December 31, 2023 due to obtaining additional orders for the 777-9 and 777-8.

We are following the lead of the FAA as we work through the certification process. In July 2024, we obtained approval from the FAA to begin the first phase of FAA certification flight testing. We expect the first delivery of the 777-9 to occur in 2025 and the 777-8 freighter to occur in 2027. First delivery of the 777-8 passenger aircraft is not expected to occur before 2030.

In April 2022, we decided to pause production of the 777-9 during 2022 and 2023, which resulted in cumulative abnormal production costs of $0.8 billion. In the fourth quarter of 2023, the 777X program resumed production. The programs are experiencing factory disruption including supply chain delays and challenges associated with the resumption of 777X production.

The 777X program had near break-even gross margins at June 30, 2024. The level of profitability on the 777X program will be subject to a number of factors. These factors include aircraft certification requirements and timing, change incorporation on completed aircraft, production disruption due to labor instability and supply chain disruption, customer delivery timing and negotiations, further production rate adjustments for the 777X or other commercial aircraft programs, and contraction of the accounting quantity. One or more of these factors could result in reach-forward losses in future periods.

787 Program. The accounting quantity for the 787 program increased by 100 units during 2023 due to the program’s normal progress of obtaining additional orders and delivering airplanes.

Beginning in 2021, the 787 program lowered production rates and paused deliveries in order to improve production quality and implement changes in the production process designed to ensure that newly built aircraft meet our specifications. In the third quarter of 2021, we determined that production rates below 5 per month represented abnormally low production rates. This resulted in abnormal production costs, which we expensed as incurred through the third quarter of 2023. We also determined that the inspections and rework costs on inventoried aircraft are excessive and should also be accounted for as abnormal production costs. Cumulative abnormal costs recorded through December 31, 2023 totaled $2.7 billion. The costs associated with the remaining rework are not expected to be significant.

During 2023, we delivered 73 aircraft and increased the production rate to 5 per month beginning in October 2023. At December 31, 2023 and 2022, we had approximately 50 and 90 aircraft in inventory that require rework which we expect to complete by the end of 2024.

In the first half of 2024, we slowed production to below 5 per month primarily reflecting supply chain constraints and production issues. Delays associated with business class seats are also adversely impacting 2024 deliveries. As of June 30, 2024, we had approximately 35 aircraft in inventory that were produced prior to 2023 and required rework which we expect to complete by the end of 2024. The inspections and rework costs on inventoried aircraft are accounted for as abnormal production costs, and we expensed $157 million in the six months ended June 30, 2024.

Fleet Support. We provide the operators of our commercial aircraft with assistance and services to facilitate efficient and safe airplane operation. Collectively known as fleet support services, these activities and services begin prior to airplane delivery and continue throughout the operational life of the airplane. They include flight and maintenance training, field service support, engineering services, information services and systems and technical data and documents. The costs for fleet support are expensed as incurred and have historically been approximately 1% of total consolidated costs of products and services.

Additional Considerations

The development and ongoing production of commercial aircraft is extremely complex, involving extensive coordination and integration with suppliers and highly skilled labor from employees and other partners. Meeting or exceeding our performance and reliability standards, as well as those of customers and regulators, can be costly and technologically challenging. In addition, the introduction of new aircraft and derivatives, such as the 777X, 737-7 and 737-10, involves increased risks associated with meeting development, production and certification schedules. These challenges include significant global regulatory scrutiny of all development aircraft. As a result, our ability to deliver aircraft on time, satisfy performance and reliability standards and achieve or maintain, as applicable, program profitability is subject to significant risks. Factors that could result in lower margins (or a material charge if an airplane program has or is determined to have reach-forward losses) include: changes to the program accounting quantity, customer and model mix, production costs and rates, changes to price escalation factors due to changes in the inflation rate or other economic indicators, performance or reliability issues involving completed aircraft, capital expenditures and other costs associated with increasing or adding new production capacity, learning curve, additional change incorporation, rework or safety enhancements, operational and supply chain challenges, achieving anticipated cost reductions, additional regulatory requirements in connection with certification in one or more jurisdictions, flight test and certification schedules, costs, schedule and demand for new airplanes and derivatives and status of customer claims, supplier claims or assertions and other contractual negotiations. While we believe the cost and revenue estimates incorporated in the consolidated financial statements are appropriate, the technical complexity of our airplane programs creates financial risk as additional completion costs may become necessary or scheduled delivery dates could be extended, which could trigger termination provisions, order cancellations or other financially significant exposure.

On June 30, 2024, we entered into an agreement to acquire Spirit. See Note 2 to our Unaudited Condensed Consolidated Financial Statements beginning on page F-72 of this proxy statement/prospectus.

We are currently in contract negotiations with IAM 751. IAM 751 represents over 30,000 Boeing manufacturing employees primarily located in Washington state. The current contract will expire on September 12, 2024. If we are unable to successfully negotiate a new contract with IAM 751 and/or experience work stoppages or other disruptions, our financial position, results of operations and cash flows could be adversely impacted.

Defense, Space & Security

Business Environment and Trends

United States Government Defense Environment Overview

In March 2023, the U.S. government released the President’s budget request for FY24, which requested $842 billion in funding for the U.S. DoD and $27 billion for NASA. The President’s budget request does not request funding for F/A-18, V-22, or P-8 production aircraft. The P-8 program continues to pursue U.S. and non-U.S. sales opportunities.

The Consolidated Appropriations Act, 2024, and the Further Consolidated Appropriations Act, 2024, enacted in March 2024, provided fiscal year 2024 appropriations for government departments and agencies, including $844 billion for the U.S. DoD and $25 billion for NASA. They included funding for Boeing’s major programs, including P-8, CH-47 Chinook, F-15, KC-46A Tanker, AH-64 Apache, V-22 Osprey, and Space Launch System.

In March 2024, the U.S. government released the President’s budget request for fiscal year 2025 (FY25), which requested $850 billion in funding for the U.S. DoD and $25 billion for NASA.

In addition, there is ongoing uncertainty with respect to program-level appropriations for the U.S. DoD, NASA and other government agencies for FY25 and beyond. Future budget cuts or investment priority changes, including changes associated with the authorizations and appropriations process, could result in reductions, cancellations and/or delays of existing contracts or programs. Any of these impacts could have a material effect on our results of operations, financial position and/or cash flows.

Non-U.S. Defense Environment Overview. The non-U.S. market continues to be driven by complex and evolving security challenges and the need to modernize aging equipment and inventories. BDS expects that it will continue to have a wide range of opportunities across Asia, Europe and the Middle East given the diverse regional threats. At the end of 2023, 29% of BDS backlog was attributable to non-U.S. customers. At June 30, 2024, 31% of BDS backlog was attributable to non-U.S. customers.

Results of Operations

(Dollars in millions)

	Six months ended June 30		Three months ended June 30		Years ended December 31
	2024	2023	2024	2023	2023	2022	2021
Revenues	$12,971	$12,706	$6,021	$6,167	$24,933	$23,162	$26,540
% of total company revenues	39%	34%	36%	31%	32%	35%	43%
(Loss)/earnings from operations	($762)	($739)	($913)	($527)	($1,764)	($3,544)	$1,544
Operating margins	(5.9)%	(5.8)%	(15.2)%	(8.5)%	(7.1)%	(15.3)%	5.8%
Research and Development	$494	$420	$259	$225	$919	$945	$818

Since our operating cycle is long-term and involves many different types of development and production contracts with varying delivery and milestone schedules, the operating results of a particular period may not be indicative of future operating results. In addition, depending on the customer and their funding sources, our orders might be structured as annual follow-on contracts, or as one large multi-year order or long-term award. As a result, period-to-period comparisons of backlog are not necessarily indicative of future workloads. The following discussions of comparative results among periods should be viewed in this context.

Deliveries of new-build production units, including remanufactures and modifications, were as follows:

	Six months ended June 30		Three months ended June 30		Years ended December 31
	2024	2023	2024	2023	2023	2022	2021
F/A-18 Models	4	13	3	6	22	14	21
F-15 Models	7	6	6	4	9	12	16
T-7A Red Hawk					3
CH-47 Chinook (New)	2	7	1	2	11	19	15
CH-47 Chinook (Remanufactured)	5	4	4	3	9	9	5
AH-64 Apache (New)	3	12	3	5	20	25	27
AH-64 Apache (Remanufactured)	13	29	7	16	57	50	56
MH-139 Grey Wolf					2	4
KC-46 Tanker	5	1	2		13	15	13
P-8 Models	3	5	2	2	11	12	16
Commercial Satellites		3			5	4
Military Satellites						1

Total	42	80	28	38	162	165	169

Revenues

BDS revenues for the six months ended June 30, 2024 increased by $265 million compared with the same period in 2023. The increase reflects higher volume on weapons and proprietary programs, partially offset by higher net unfavorable cumulative catch-up adjustments on major fixed-price development programs. Net unfavorable cumulative contract catch-up adjustments for the six months ended June 30, 2024 were $118 million higher than the prior year comparable period.

BDS revenues for the three months ended June 30, 2024 decreased by $146 million compared with the same period in 2023. Unfavorable cumulative contract catch-up adjustments were

$222 million higher than the comparable period in the prior year largely due to charges on certain major fixed-price development programs. This was partially offset by increased volume on weapons and proprietary programs.

BDS revenues in 2023 increased by $1,771 million compared with 2022. This increase is not indicative of future projected revenue trends. Revenues related to BDS’ five major fixed-price development programs increased by $1,767 million in 2023 compared with 2022. This increase reflects lower unfavorable net cumulative contract catch-up adjustments in 2023 as well as higher costs incurred in 2023 to complete these contracts. Net unfavorable cumulative contract catch-up adjustments in 2023 were $648 million better than in 2022 largely due to lower charges on development programs in 2023, partially offset by unfavorable performance on other programs.

BDS revenues in 2022 decreased by $3,378 million compared with 2021 primarily due to charges on development programs. Unfavorable performance across other defense programs and lower P-8 and weapons volume also contributed to the decrease in revenue. Cumulative contract catch-up adjustments in 2022 were $1,858 million more unfavorable than the prior year largely due to charges on development programs.

(Loss)/earnings From Operations

BDS loss from operations was $762 million for the six months ended June 30, 2024, compared with $739 million in the same period in 2023. Net unfavorable cumulative contract catch-up adjustments were $282 million higher than the comparable period in the prior year. Higher charges in 2024 on major fixed-price development programs of $438 million were partially offset by volume growth in 2024 and lower unfavorable cumulative contract catch-up adjustments on other programs. During the first half of 2024, losses incurred on the five major fixed-price development programs totaled $1,266 million, including KC-46A Tanker $519 million, T-7A Red Hawk $372 million, VC-25B $250 million, and Commercial Crew $125 million. During the first half of 2023, losses incurred on development programs totaled $828 million, including Commercial Crew $288 million, KC-46A Tanker $245 million, T-7A Red Hawk $189 million and MQ-25 $106 million. These higher charges were offset by less unfavorable cumulative contract catch-up adjustments on fighter and satellite programs and higher volume from weapons and proprietary programs.

BDS loss from operations was $913 million for the three months ended June 30, 2024, compared with loss from operations of $527 million in the same period in 2023. The year over year increase in losses reflects an increase in unfavorable cumulative contract catch-up adjustments which were $440 million higher than the comparable period in the prior year. During the second quarter of 2024, losses incurred on the five major fixed-price development programs totaled $1,044 million compared with $514 million in the same period in 2023. Earnings in 2023 were adversely impacted by lower margins on several programs including fighters and satellite programs reflecting labor instability, development technical challenges and supply chain disruption. See further discussion of fixed-price contracts in Note 10 to our Unaudited Condensed Consolidated Financial Statements beginning on page F-78 of this proxy statement/prospectus.

BDS loss from operations in 2023 of $1,764 million decreased by $1,780 million compared with $3,544 million in 2022. The decrease is primarily due to $2,863 million of lower charges in 2023 on fixed-price development programs that were partially offset by lower earnings across other programs including satellites and F-15, as well as higher period expenses. During 2023, losses incurred on the five fixed-price development programs totaled $1,585 million compared with $4,448 million in 2022. Charges on fixed-price development programs in 2023 included VC-25B ($482 million), KC-46A Tanker ($309 million), Commercial Crew ($288 million), T-7A Red Hawk ($275 million) and MQ-25 ($231 million). Loss from operations in 2023 includes a $315 million impact from an agreement with one of our satellite customers which includes customer considerations as well as increased costs to enhance the constellation and meet lifecycle commitments. Net unfavorable cumulative contract catch-up adjustments were $2,328 million better than in 2022.

BDS loss from operations in 2022 of $3,544 million decreased by $5,088 million compared with earnings from operations of $1,544 million in 2021 primarily due to unfavorable impacts of cumulative contract catch-up adjustments ($4,284 million more unfavorable in 2022 than 2021). Volume and mix and higher research and development also contributed to the year over year earnings decline. Charges on fixed-price development programs in 2022 included VC-25B ($1,452 million), KC-46A Tanker ($1,374 million), MQ-25 ($579 million), T-7A Red Hawk Production Options ($552 million), T-7A Red Hawk Engineering and Manufacturing Development (“EMD”) ($203 million), and Commercial Crew ($288 million). These were partially offset by charges on the KC-46A Tanker ($402 million), VC-25B ($318 million), and Commercial Crew ($214 million) recognized in 2021. The net unfavorable cumulative contract catch-up adjustments represent losses incurred on these development and other programs. See further discussion of fixed-price contracts in Note 13 to our Audited Consolidated Financial Statements beginning on page F-29 of this proxy statement/prospectus.

BDS (loss)/earnings from operations includes our share of earnings from equity method investments of $95 million and $20 million for the six and three months ended June 30, 2024, compared with $10 million and $24 million for the same periods in 2023. BDS (loss)/earnings from operations includes our share of income from equity method investments of $44 million, $13 million and $53 million primarily from our United Launch Alliance and other joint ventures in 2023, 2022 and 2021, respectively.

Backlog

BDS backlog of $59,055 million at June 30, 2024 compared with $59,012 million as of December 31, 2023, reflects the timing of awards, partially offset by revenue recognized on contracts awarded in prior periods.

Total backlog of $59,012 million at December 31, 2023 was $4,639 million higher than December 31, 2022 due to the timing of awards and revenue recognized on contracts awarded in prior years.

Additional Considerations

Our BDS business includes a variety of development programs which have complex design and technical challenges. Some of these programs have cost-type contracting arrangements. In these cases, the associated financial risks are primarily reduced award or incentive fees, lower profit rates, or program cancellation if cost, schedule or technical performance issues arise. Examples of these programs include Ground-based Midcourse Defense, Proprietary and Space Launch System programs.

Some of our development programs are contracted on a fixed-price basis. Examples of significant fixed-price development programs include Commercial Crew, KC-46A Tanker, MQ-25, T-7A Red Hawk, VC-25B, and commercial and military satellites. A number of our ongoing fixed-price development programs have reach-forward losses. New programs could also have risk for reach-forward loss upon contract award and during the period of contract performance. Many development programs have highly complex designs. As technical or quality issues arise during development, we may experience schedule delays and cost impacts, which could increase our estimated cost to perform the work or reduce our estimated price, either of which could result in a material charge or otherwise adversely affect our financial condition. These programs are ongoing, and while we believe the cost and fee estimates incorporated in the financial statements are appropriate, the technical complexity of these programs creates financial risk as additional completion costs may become necessary or scheduled delivery dates could be extended, which could trigger termination provisions or other financially significant exposure. Risk remains that we may be required to record additional reach-forward losses in future periods.

Global Services

Business Environment and Trends

The aerospace markets we serve include parts distribution, logistics and other inventory services; maintenance, engineering and upgrades; training and professional services; and data analytics and digital services. In 2023, commercial services volume at BGS exceeded pre-pandemic levels. We expect BGS commercial revenues to remain strong in future quarters as the commercial airline industry transitions from recovery to growth.

Over the long-term, as the size of the worldwide commercial airline fleet continues to grow, so does demand for aftermarket services designed to increase efficiency and extend the economic lives of aircraft. Airlines are using data analytics to plan flight operations and predictive maintenance to improve their productivity and efficiency. Airlines continue to look for opportunities to reduce the size and cost of their spare parts inventory, frequently outsourcing spares management to third parties.

The demand outlook for our government services business has remained stable in 2023. Government services market segments are growing on pace with related fleets, but vary based on the utilization and age of the aircraft. The U.S. government services market is the single largest individual market, comprising over 50% of the government services markets served. Over the next decade, we expect U.S. growth to remain flat and non-U.S. fleets, led by Middle East and Asia Pacific customers, to add rotorcraft and commercial derivative aircraft at faster rates. We expect approximately 30% of the worldwide fleet of military aircraft to be retired and replaced over the next ten years, driving increased demand for services to maintain aging aircraft and enhance aircraft capability.

BGS’ major customer, the U.S. government, remains subject to the spending limits and uncertainty, which could restrict the execution of certain program activities and delay new programs or competitions.

Industry Competitiveness. Aviation services is a competitive market with many domestic and international competitors. This market environment has resulted in intense pressures on pricing, and we expect these pressures to continue or intensify in the coming years. Continued access to global markets remains vital to our ability to fully realize our sales growth potential and long-term investment returns.

Results of Operations

(Dollars in millions)

	Six months ended June 30		Three months ended June 30		Years ended December 31
	2024	2023	2024	2023	2023	2022	2021
Revenues	$9,934	$9,466	$4,889	$4,746	$19,127	$17,611	$16,328
% of total company revenues	30%	25%	29%	24%	25%	26%	26%
Earnings from operations	$1,786	$1,703	$870	$856	$3,329	$2,727	$2,017
Operating margins	18.0%	18.0%	17.8%	18.0%	17.4%	15.5%	12.4%
Research and Development	$67	$54	$41	$28	$107	$119	$107

Revenues

BGS revenues for the six months ended June 30, 2024 increased by $468 million compared with the same period in 2023, primarily due to higher commercial services revenue, partially offset by lower government services revenue. The net unfavorable impact of cumulative contract catch-up adjustments for the six months ended June 30, 2024 was $65 million higher than the prior year comparable period.

BGS revenues for the three months ended June 30, 2024 increased by $143 million compared with the same period in 2023, primarily due to higher commercial services revenue, partially offset by lower government services revenue. The net unfavorable impact of cumulative contract catch-up adjustments for the three months ended June 30, 2024 was $55 million worse than the net favorable impact in the prior year comparable period.

BGS revenues in 2023 increased by $1,516 million compared with 2022 primarily due to higher commercial services revenue driven by market recovery across the commercial portfolio. The net unfavorable impact of cumulative contract catch-up adjustments in 2023 was $16 million worse than the net favorable impact in the prior year comparable period.

BGS revenues in 2022 increased by $1,283 million compared with 2021 primarily due to higher commercial services volume, partially offset by lower government services volume and performance. The decrease in government services volume is partly driven by the discontinuation of an engine distribution agreement in the second quarter of 2022. The net favorable impact of cumulative contract catch-up adjustments in 2022 was $137 million lower than the prior year.

Earnings From Operations

BGS earnings from operations for the six months ended June 30, 2024 increased by $83 million compared with the same period in 2023, primarily due to higher commercial services revenue, partially offset by lower government services revenue. The net unfavorable impact of cumulative contract catch-up adjustments for the six months ended June 30, 2024 was $70 million higher than the prior year comparable period.

BGS earnings from operations for the three months ended June 30, 2024 increased by $14 million compared with the same period in 2023, primarily due to higher commercial services revenue, partially offset by lower government services revenue. The net unfavorable impact of cumulative contract catch-up adjustments for the three months ended June 30, 2024 was $64 million worse than the net favorable impact in the prior year comparable period.

BGS earnings from operations in 2023 increased by $602 million compared with 2022, primarily due to higher commercial services revenue. The net unfavorable impact of cumulative contract catch-up adjustments in 2023 was $9 million higher than the prior year.

BGS earnings from operations in 2022 increased by $710 million compared with 2021, primarily due to higher commercial services volume and favorable mix, partially offset by lower government services performance. The net unfavorable impact of cumulative contract catch-up adjustments in 2022 was $148 million worse than the net favorable impact in the prior year.

Backlog

BGS total backlog decreased from $19,869 million at December 31, 2023 to $19,487 million at June 30, 2024, primarily due to revenue recognized on contracts awarded in prior years, partially offset by timing of awards.

BGS total backlog of $19,869 million at December 31, 2023 increased by 3% from $19,338 million at December 31, 2022, primarily due to the timing of awards, partially offset by revenue recognized on contracts awarded in prior years.

Liquidity and Capital Resources

Cash Flow Summary

	Six months ended June 30		Years ended December 31
	2024	2023	2023	2022	2021
Net loss	($1,794)	($574)	$(2,242)	$(5,053)	$(4,290)
Non-cash items	2,039	2,197	4,113	4,426	7,851
Changes in assets and liabilities	(7,530)	934	4,089	4,139	(6,977)

Net cash (used)/provided by operating activities	(7,285)	2,557	5,960	3,512	(3,416)
Net cash (used)/provided by investing activities	(26)	(4,838)	(2,437)	4,370	9,324
Net cash provided/(used) by financing activities	5,538	(5,093)	(5,487)	(1,266)	(5,600)
Effect of exchange rate changes on cash and cash equivalents	(25)	2	30	(73)	(39)

Net (decrease)/increase in cash & cash equivalents, including restricted	(1,798)	(7,372)	(1,934)	6,543	269
Cash & cash equivalents, including restricted, at beginning of year	12,713	14,647	14,647	8,104	7,835

Cash & cash equivalents, including restricted, at end of year	$10,915	$7,275	$12,713	$14,647	$8,104

Operating Activities. Net cash used by operating activities was $7.3 billion during the six months ended June 30, 2024, compared with cash provided of $2.6 billion during the same period in 2023. The $9.9 billion increase in cash used by operating activities was primarily driven by changes in commercial airplane program inventory. Changes in assets and liabilities for the six months ended June 30, 2024, decreased by $8.5 billion compared with the same period in 2023 primarily driven by unfavorable changes in Inventories ($5.7 billion), Accounts payable ($1.1 billion), and Unbilled receivables ($0.6 billion).

The growth in Inventories was primarily driven by lower deliveries on our commercial airplane programs in the first half of 2024 as compared to the same period in 2023. Concessions paid to 737 MAX customers totaled $681 million and $273 million for the six months ended June 30, 2024 and 2023. Reductions in Accounts payable in 2024 were a use of cash while growth in Accounts payable in 2023 was a source of cash. The increase in Unbilled receivables was primarily driven by revenue recognized at BDS in excess of billings.

Net cash provided by operating activities was $6.0 billion during 2023 compared with $3.5 billion during 2022. Net cash provided by operating activities in 2022 included a $1.5 billion income tax refund. The year-over-year improvement in cash provided by operating activities reflects increases in revenues at BCA and BGS, higher Advances and progress billings ($3.3 billion) and lower payments to 737 MAX customers ($0.6 billion), partially offset by increased Inventories ($2.1 billion). Increases in Accrued liabilities in both years primarily reflects accrued reach-forward losses on BDS programs. Changes in assets and liabilities for 2023 decreased by $0.1 billion compared to 2022 primarily driven by unfavorable changes in Inventories ($2.1 billion) and Accrued liabilities ($2.2 billion), partially offset by increases in Advances and progress billings ($3.3 billion). The change in Inventories was primarily driven by increased production on the 737 and 777X programs, partially offset by increased deliveries for the 787 program in 2023. The change in Accrued liabilities was primarily driven by higher accrued losses on BDS fixed-price development programs recorded in the prior year. Cash provided by Advances and progress billings was $3.4 billion in 2023 as compared with $0.1 billion in 2022. Concessions paid to 737 MAX customers totaled $0.4 billion in 2023 and $1.0 billion in 2022.

The $6.9 billion improvement in cash provided by operating activities in 2022 was primarily driven by improved changes in assets and liabilities of $11.1 billion, partially offset by lower non-cash items of $3.4 billion and higher net loss of $0.8 billion. Changes in assets and liabilities for 2022 improved by $11.1 billion compared with 2021 primarily driven by favorable changes in Accrued liabilities ($6.6 billion), Accounts payable ($4.6 billion) and Inventories ($1.5 billion), partially offset by a decrease in Advances and progress billings ($2.4 billion) in 2022. The increase in Accrued liabilities was primarily driven by the accrued losses on BDS fixed-price development programs, lower payments to 737 MAX customers in 2022, and a $0.7 billion payment in 2021 consistent with the terms of the Deferred Prosecution Agreement between Boeing and the U.S. Department of Justice. Concessions paid to 737 MAX customers totaled $1.0 billion and $2.5 billion during 2022 and 2021. Growth in Accounts payable in 2022 was a source of cash while reductions in Accounts payable in 2021 was a use of cash, generally reflecting increases in production rates. Inventory improvements were driven by higher 737 MAX deliveries and resumption of 787 deliveries in 2022. Additionally, in 2022 and 2021 we received income tax refunds of $1.5 billion and $1.7 billion. Cash provided by Advances and progress billings was $0.1 billion in 2022 as compared with $2.5 billion in 2021. The $3.4 billion reduction in non-cash items in 2022 was primarily driven by the $3.5 billion reach-forward loss on the 787 program that was recorded in 2021. Net loss for 2022 was $5.1 billion compared with net loss of $4.3 billion in 2021. The $0.8 billion year-over-year increase in the net loss was primarily driven by the absence of an income tax benefit in 2022.

Payables to suppliers who elected to participate in supply chain financing programs decreased by $0.2 billion during the six months ended June 30, 2024 and increased by $0.1 billion during the six months ended June 30, 2023. Payables to suppliers who elected to participate in supply chain financing programs increased by $0.4 billion in 2023, increased by $0.2 billion in 2022, and decreased by $1.5 billion in 2021. Supply chain financing is not material to our overall liquidity. The decrease in 2021 was primarily due to reductions in commercial purchases from suppliers.

Investing Activities. Cash used by investing activities was $26 million during the six months ended June 30, 2024, compared with $4.8 billion during the same period in 2023. The decrease in cash outflows during the six months ended June 30, 2024, compared to the same period in 2023 was primarily due to net proceeds from investments of $1.6 billion in 2024 compared with net contributions to investments of $3.9 billion in 2023. During the six months ended June 30, 2024 and 2023, capital expenditures were $1.0 billion and $0.8 billion.

Cash used by investing activities during 2023 was $2.4 billion, compared with cash provided of $4.4 billion during 2022 and $9.3 billion during 2021. The increase in use of cash in 2023 compared to 2022 was primarily due to net contributions to investments of $0.7 billion in 2023 compared to net proceeds from investments of $5.6 billion in 2022. The decrease in cash inflows in 2022 compared to 2021 was primarily due to $4.2 billion of higher net proceeds from investments in 2021. Capital expenditures totaled $1.5 billion in 2023, compared with $1.2 billion in 2022 and $1.0 billion in 2021. We expect capital expenditures to grow in 2024 compared with 2023.

Financing Activities. Cash provided by financing activities was $5.5 billion during the six months ended June 30, 2024, compared with cash used of $5.1 billion during the same period in 2023. During the six months ended June 30, 2024, net borrowings were $5.6 billion compared with net repayments of $5.1 billion during the same period in 2023, primarily due to the $10.0 billion of fixed-rate senior notes issued in the second quarter of 2024. Cash used by financing activities was $5.5 billion during 2023, compared with $1.3 billion during 2022, and $5.6 billion in 2021. The increase of $4.2 billion compared with 2022 primarily reflects higher net debt repayments in 2023. During 2023, debt repayments net of new borrowings were $5.1 billion compared with $1.3 billion in 2022 and $5.6 billion in 2021.

As of June 30, 2024, the total debt balance was $57.9 billion. At June 30, 2024, $4.8 billion of debt was classified as short-term. At December 31, 2023 and 2022 debt balances totaled $52.3 billion and $57.0 billion, of which $5.2 billion were classified as short-term for both periods.

We had 1.7 million, 0.2 million and 0.3 million shares transferred to us from employee tax withholdings in 2023, 2022 and 2021, respectively. The increase in 2023 was primarily due to the vesting of a one-time RSU grant awarded to most employees in December 2020. In 2020, we announced the suspension of our dividend until further notice. As a result, we did not pay any dividends in 2023, 2022 and 2021.

Capital Resources

The following table summarizes certain cash requirements for known contractual and other obligations as of December 31, 2023, and the estimated timing thereof. See Note 12 to our Audited Consolidated Financial Statements beginning on page F-28 of this proxy statement/prospectus for future operating lease payments.

(Dollars in millions)	Current	Long-term	Total
Long-term debt (including current portion)	$5,212	$47,587	$52,799
Interest on debt	2,146	29,254	31,400
Pension and other postretirement	495	7,582	8,077
Purchase obligations	61,963	79,159	141,122

On June 30, 2024, we entered into an agreement to acquire Spirit in an all-stock transaction at an equity value of approximately $4.7 billion, or $37.25 per share of Spirit Class A Common Stock. The transaction will include the assumption of Spirit’s net debt at closing. See Note 2 to our Unaudited Condensed Consolidated Financial Statements beginning on page F-72 of this proxy statement/prospectus.

We expect to be able to fund our cash requirements through cash and short-term investments and cash provided by operations, as well as continued access to capital markets. At June 30, 2024, we had $10.9 billion of cash, $1.7 billion of short-term investments, and $10.0 billion of unused borrowing capacity on revolving credit line agreements. At December 31, 2023, we had $12.7 billion of cash, $3.3 billion of short-term investments, and $10.0 billion of unused borrowing capacity on revolving credit line agreements.

In the second quarter of 2024, we entered into a $4.0 billion five-year revolving credit agreement expiring in May 2029. In the third quarter of 2023, we entered into a $3.0 billion five-year revolving credit agreement expiring in August 2028 and a $0.8 billion 364-day revolving credit agreement expiring in August 2024. The 364-day credit facility had a one-year term out option which allows us to extend the maturity of any borrowings until August 2025. Effective May 15, 2024, we terminated the $0.8 billion 364-day revolving credit agreement expiring in August 2024, and the $3.2 billion five-year revolving credit agreement expiring in October 2024, as amended.

Our legacy $3.0 billion three-year revolving credit agreement expiring in August 2025 and legacy $3.0 billion five-year revolving credit agreement expiring in August 2028 each remain in effect. We continue to be in full compliance with all covenants contained in our debt and credit facility agreements. We anticipate that these credit lines will remain undrawn and primarily serve as back-up liquidity to support our general corporate borrowing needs.

Our credit ratings were downgraded in 2020 and were unchanged as of December 31, 2023. During the fourth quarter of 2023, Fitch upgraded our credit rating outlook from stable to positive driven by declining inventory levels, improving production and delivery profile, growing backlog, and forecasted positive free cash flow. During the third quarter of 2023, S&P upgraded the outlook on our credit rating from negative to stable primarily driven by improving deliveries and expected increases in production. During the first quarter of 2023, Moody’s upgraded the outlook on our credit rating from negative to stable primarily driven by an improvement in operating cash flow and a reduction of 737 and 787 aircraft in inventory.

We continue to maintain investment grade credit ratings. During the second quarter of 2024, Moody’s downgraded our long-term and short-term credit ratings to Baa3/P-3 with negative outlook from Baa2/P-2 with negative watch. Our S&P and Fitch credit ratings remained unchanged; however, S&P and Fitch revised our credit outlook to negative from stable. The revisions to our credit ratings and outlook were primarily driven by concern that we will be unable to deliver commercial aircraft at the volumes required to materially expand free cash flow and retire debt in a reasonable timeframe.

We expect to be able to access capital markets when we require additional funding in order to pay off existing debt, address further impacts to our business related to market developments, fund outstanding financing commitments or meet other business requirements. A number of factors could cause us to incur increased borrowing costs and to have greater difficulty accessing public and private markets for debt. These factors include disruptions or declines in the global capital markets and/or a decline in our financial performance, outlook or credit ratings, and/or associated changes in demand for our products and services. These risks will be particularly acute if we are subject to further credit rating downgrades. The occurrence of any or all of these events may adversely affect our ability to fund our operations and financing or contractual commitments.

Any future borrowings may affect our credit ratings and are subject to various debt covenants. At June 30, 2024, we were in compliance with the covenants for our debt and credit facilities. The most restrictive covenants include a limitation on mortgage debt and sale and leaseback transactions as a percentage of consolidated net tangible assets (as defined in the credit agreements) and a limitation on consolidated debt as a percentage of total capital (as defined in the credit agreements). When considering debt covenants, we continue to have substantial borrowing capacity.

Pension and Other Postretirement Benefits. Pension cash requirements are based on an estimate of our minimum funding requirements, pursuant to Employee Retirement Income Security Act (“ERISA”) regulations, although we may make additional discretionary contributions. Estimates of other postretirement benefits are based on both our estimated future benefit payments and the estimated contributions to plans that are funded through trusts.

At December 31, 2023 and 2022, our pension plans were $5.4 billion and $5.3 billion underfunded as measured under GAAP. On an ERISA basis, our plans are more than 100% funded at December 31, 2023. We do not expect to make significant contributions to our pension plans in 2024. We may be required to make higher contributions to our pension plans in future years.

For the foreseeable future, we are using common stock in lieu of cash to fund Company contributions to our 401(k) plans.

Purchase Obligations. Purchase obligations represent contractual agreements to purchase goods or services that are legally binding; specify a fixed, minimum or range of quantities; specify a fixed, minimum, variable or indexed price provision; and specify approximate timing of the transaction. Purchase obligations include amounts recorded as well as amounts that are not recorded on the Consolidated Statements of Financial Position.

Purchase obligations not recorded on the Consolidated Statements of Financial Position include agreements for inventory procurement, tooling costs, electricity and natural gas contracts, property, plant and equipment, information technology software and hardware, and other miscellaneous production related obligations. The most significant obligation relates to inventory procurement contracts. We have entered into certain significant inventory procurement contracts that specify determinable prices and quantities, and long-term delivery timeframes. In addition, we purchase raw materials on behalf of our suppliers. These agreements require suppliers and vendors to be prepared to build and deliver items in sufficient time to meet our production schedules. The need for such arrangements with suppliers and vendors arises from the extended production planning horizon for many of our products. A significant portion of these inventory commitments is supported by firm contracts with customers and/or has historically resulted in settlement through reimbursement from customers for penalty payments to the supplier should the customer not take delivery. These amounts are also included in our forecasts of costs for program and contract accounting. Some inventory procurement contracts may include escalation adjustments. In these limited cases, we have included our best estimate of the effect of the escalation adjustment in the amounts disclosed in the table above.

Purchase obligations recorded on the Consolidated Statements of Financial Position primarily include accounts payable and certain other current and long-term liabilities, including accrued compensation.

We have entered into various industrial participation agreements with certain customers outside of the U.S. to facilitate economic flow back and/or technology or skills transfer to their businesses or government agencies as the result of their procurement of goods and/or services from us. These commitments may be satisfied by our local operations there, placement of direct work or vendor orders for supplies, opportunities to bid on supply contracts, transfer of technology or other forms of assistance. However, in some instances, our commitments may be satisfied through other parties (such as our vendors) who purchase supplies from our non-U.S. customers. In certain cases, penalties could be imposed if we do not meet our industrial participation commitments. During 2023, we incurred no such penalties. As of December 31, 2023, we had outstanding industrial participation agreements totaling $24.5 billion that extend through 2034. Purchase order commitments associated with industrial participation agreements are included in purchase obligations. To be eligible for such a purchase order commitment from us, a non-U.S. supplier must have sufficient capability to meet our requirements and must be competitive in cost, quality and schedule.

Off-Balance Sheet Arrangements. We are a party to certain off-balance sheet arrangements including certain guarantees. For discussion of these arrangements, see Note 14 to our Audited Consolidated Financial Statements and Note 11 to our Unaudited Condensed Consolidated Financial Statements beginning on pages F-34 and F-82, respectively, of this proxy statement/prospectus.

Commercial Commitments

The following table summarizes our commercial commitments outstanding as of December 31, 2023.

(Dollars in millions)	Total Amounts Committed / Maximum Amount of Loss	Less than 1 year	1-3 years	4-5 years	After 5 years
Standby letters of credit and surety bonds	$4,548	$3,150	$1,210	$25	$163
Commercial aircraft financing commitments	17,003	1,946	7,927	4,062	3,068

Total commercial commitments	$21,551	$5,096	$9,137	$4,087	$3,231

Commercial aircraft financing commitments include commitments to provide financing related to aircraft on order, under option for deliveries or proposed as part of sales campaigns or refinancing with respect to delivered aircraft, based on estimated earliest potential funding dates. Customer financing commitments totaled $17.0 billion and $16.1 billion at December 31, 2023 and 2022. The increase relates to new financing commitments. We anticipate that we will not be required to fund a significant portion of our financing commitments as we continue to work with third party financiers to provide alternative financing to customers. Historically, we have not been required to fund significant amounts of outstanding commitments. However, there can be no assurances that we will not be required to fund greater amounts than historically required. See Note 13 to our Audited Consolidated Financial Statements beginning on page F-29 of this proxy statement/prospectus.

Contingent Obligations

We have significant contingent obligations that arise in the ordinary course of business, which include the following:

Legal. Various legal proceedings, claims and investigations are pending against us. Legal contingencies are discussed in Note 21 to our Audited Consolidated Financial Statements and Note 18 to our Unaudited Condensed Consolidated Financial Statements beginning on pages F-53 and F-90, respectively, of this proxy statement/prospectus.

Environmental Remediation. We are involved with various environmental remediation activities and have recorded a liability of $844 million at December 31, 2023 and $831 million at June 30, 2024. For additional information, see Note 13 to our Audited Consolidated Financial Statements and Note 10 to our Unaudited Condensed Consolidated Financial Statements beginning on pages F-29 and F-78, respectively, of this proxy statement/prospectus.

Non-GAAP Measures

Core Operating Earnings/(Loss), Core Operating Margin and Core Earnings/(Loss) Per Share

Our Audited Consolidated Financial Statements and Unaudited Condensed Consolidated Financial Statements are prepared in accordance with GAAP which we supplement with certain non-GAAP financial information. These non-GAAP measures should not be considered in isolation or as a substitute for the related GAAP measures, and other companies may define such measures differently. We encourage investors to review our financial statements and publicly filed reports in their entirety and not to rely on any single financial measure. Core operating earnings/(loss), core operating margin and core earnings/(loss) per share exclude the FAS/CAS service cost adjustment. The FAS/CAS service cost adjustment represents the difference between the Financial Accounting Standards (the “FAS”) pension and postretirement service costs calculated under GAAP and costs allocated to the business segments. Core earnings/(loss) per share excludes both the FAS/CAS service cost adjustment and non-operating pension and postretirement expenses. Non-operating pension and postretirement expenses represent the components of net periodic benefit costs other than service cost. Pension costs, comprising service and prior service costs computed in accordance with GAAP are allocated to BCA and certain BGS businesses supporting commercial customers. Pension costs allocated to BDS and BGS businesses supporting government customers are computed in accordance with U.S. Government Cost Accounting Standards (“CAS”), which employ different actuarial assumptions and accounting conventions than GAAP. CAS costs are allocable to government contracts. Other postretirement benefit costs are allocated to all business segments based on CAS, which is generally based on benefits paid.

The Pension FAS/CAS service cost adjustments recognized in Loss from operations were benefits of $460 million and $230 million for the six and three months ended June 30, 2024, compared with benefits of $445 million and $222 million for the same periods in 2023. The higher benefits in 2024 were primarily due to increases in allocated pension cost year over year. The non-operating pension expenses included in Other income, net were benefits of $245 million and $122 million for the six and three months ended June 30, 2024, compared with benefits of $268 million and $134 million for the same periods in 2023. The lower benefits in 2024 were primarily due to lower expected return on plan assets and higher amortization of actuarial losses, partially offset by lower interest cost.

The Pension FAS/CAS service cost adjustments recognized in Loss from operations were benefits of $799 million in 2023, $849 million in 2022 and $882 million in 2021. The lower benefits in 2023 and 2022 were primarily due to reductions in allocated pension cost year over year. The non-operating pension expense included in Other income, net was a benefit of $529 million in 2023, $881 million in 2022 and $528 million in 2021. The lower benefits in 2023 were primarily due to higher interest cost and lower expected return on plan assets, offset by lower amortization of net actuarial losses. The higher benefits in 2022 were primarily due to lower amortization of net actuarial losses and a settlement loss that was recorded in 2021.

For further discussion of pension and other postretirement costs, see the section entitled “—Other Earnings Items,” Note 22 to our Audited Consolidated Financial Statements and Note 19 to our Unaudited Condensed Consolidated Financial Statements beginning on pages 185, F-53 and F-90, respectively, of this proxy statement/prospectus. Management uses core operating earnings/(loss), core operating margin and core earnings/(loss) per share for purposes of evaluating and forecasting underlying business performance. Management believes these core earnings measures provide investors additional insights into operational performance as unallocated pension and other postretirement benefit cost primarily represent costs driven by market factors and costs not allocable to U.S. government contracts.

Reconciliation of Non-GAAP Measures to GAAP Measures

The table below reconciles the non-GAAP financial measures of core operating earnings/(loss), core operating margins and core earnings/(loss) per share with the most directly comparable GAAP financial measures of Earnings/(loss) from operations, operating margins and Diluted earnings/(loss) per share.

(Dollars in millions, except per share data)

	Six months ended June 30		Three months ended June 30		Years ended December 31
	2024	2023	2024	2023	2023	2022	2021
Revenues	$33,435	$37,672	$16,866	$19,751	$77,794	$66,608	$62,286
Loss from operations, as reported	($1,176)	($248)	($1,090)	($99)	($773)	($3,519)	($2,870)
Operating margins	(3.5)%	(0.7)%	(6.5)%	(0.5)%	(1.0)%	(5.3)%	(4.6)%
Pension FAS/CAS service cost adjustment(1)	($460)	($445)	($230)	($222)	($799)	($849)	($882)
Postretirement FAS/CAS service cost adjustment(1)	(144)	(137)	(72)	(69)	(257)	(294)	(291)

FAS/CAS service cost adjustment(1)	($604)	($582)	($302)	($291)	($1,056)	($1,143)	($1,173)

	Six months ended June 30		Three months ended June 30		Years ended December 31
	2024	2023	2024	2023	2023	2022	2021
Core operating loss (non-GAAP)	($1,780)	($830)	($1,392)	($390)	($1,829)	($4,662)	($4,043)

Core operating margins (non-GAAP)	(5.3)%	(2.2)%	(8.3)%	(2.0)%	(2.4)%	(7.0)%	(6.5)%

Diluted loss per share, as reported	($2.90)	($0.93)	($2.33)	($0.25)	($3.67)	($8.30)	($7.15)
Pension FAS/CAS service cost adjustment(1)	(0.75)	(0.73)	(0.37)	(0.37)	(1.32)	(1.43)	(1.50)
Postretirement FAS/CAS service cost adjustment(1)	(0.23)	(0.23)	(0.12)	(0.11)	(0.42)	(0.49)	(0.49)
Non-operating pension expense(2)	(0.40)	(0.45)	(0.20)	(0.22)	(0.87)	(1.47)	(0.91)
Non-operating postretirement expense(2)	(0.06)	(0.05)	(0.03)	(0.02)	(0.10)	(0.10)
Provision for deferred income taxes on adjustments(3)	0.30	0.31	0.15	0.15	0.57	0.73	0.61

Core loss per share (non-GAAP)	($4.04)	($2.08)	($2.90)	($0.82)	($5.81)	($11.06)	($9.44)

Weighted average diluted shares (in millions)	614.8	603.9	616.6	605.5	606.1	595.2	588.0

(1)

FAS/CAS service cost adjustment represents the difference between the FAS pension and postretirement service costs calculated under GAAP and costs allocated to the business segments. This adjustment is excluded from Core operating loss (non-GAAP).

(2)

Non-operating pension and postretirement expenses/(income) represent the components of net periodic benefit costs other than service cost. These expenses/(income) are included in Other income, net and are excluded from Core loss per share (non-GAAP).

(3)	The income tax impact is calculated using the U.S. corporate statutory tax rate.

Critical Accounting Estimates

Accounting for Long-term Contracts

Substantially all contracts at BDS and certain contracts at BGS are long-term contracts. Our long-term contracts typically represent a single distinct performance obligation due to the highly interdependent and interrelated nature of the underlying goods and/or services and the significant service of integration that we provide.

Accounting for long-term contracts involves a judgmental process of estimating the total revenue, costs, and profit for each performance obligation. Cost of Sales is recognized as incurred, and revenue is determined by adding a proportionate amount of the estimated profit to the amount reported as Cost of Sales.

Due to the size, duration and nature of many of our long-term contracts, the estimation of total revenues and costs through completion is complicated and subject to many variables. Total revenue estimates are based on negotiated contract prices and quantities, modified by our assumptions regarding contract options, change orders, incentive and award fee provisions associated with technical performance, and price adjustment clauses (such as inflation or index-based clauses). The majority of these long-term contracts are with the U.S. government where the price is generally based on the estimated cost to produce the product or service plus profit. Federal Acquisition Regulations provide guidance on the types of cost that will be reimbursed in establishing contract price. Total cost estimates are largely based on negotiated or estimated purchase contract terms, historical performance trends, business base and other economic projections. Factors that influence these estimates include inflationary trends, technical and schedule risk, internal and supplier performance trends, production quality, labor instability, global supply chain constraints, business volume assumptions, asset utilization, and anticipated labor agreements.

Revenue and cost estimates for all significant long-term contract performance obligations are reviewed and reassessed quarterly. Changes in these estimates could result in recognition of cumulative catch-up adjustments to the contract’s inception to date revenues, cost of sales and profit in the period in which such changes are made. Changes in revenue and cost estimates could also result in a reach-forward loss or an adjustment to a reach-forward loss which would be recorded immediately in earnings. Net cumulative catch-up adjustments for changes in estimated revenues and costs at completion across all long-term contracts, including the impact of estimated losses on unexercised options, increased Loss from operations by $2,943 million, $5,253 million and $880 million in 2023, 2022 and 2021, respectively, and were primarily due to losses recognized on the VC-25B, KC-46A Tanker, Commercial Crew, T-7A Red Hawk and MQ-25 programs. These are all fixed-price development programs, and there is ongoing risk that similar losses may have to be recognized in future periods on these and/or other programs.

Due to the significance of judgment in the estimation process described above, it is likely that materially different earnings could be recorded if we used different assumptions or if the underlying circumstances were to change. Changes in underlying assumptions/estimates, internal and supplier performance, inflationary trends, or other circumstances may adversely or positively affect financial performance in future periods. If the combined gross margins for our profitable long-term contracts had been estimated to be higher or lower by 1% during 2023, it would have increased or decreased pre-tax income for the year by approximately $300 million.

Program Accounting

Program accounting requires the demonstrated ability to reliably estimate revenues, costs and gross profit margin for the defined program accounting quantity. A program consists of the estimated number of units (accounting quantity) of a product to be produced in a continuing, long-term production effort for delivery under existing and anticipated contracts. The determination of the accounting quantity is limited by the ability to make reasonably dependable estimates.

Factors that must be estimated include program accounting quantity, sales price, production rates, labor and employee benefit costs, material costs, procured part costs, major component costs, overhead costs, program tooling and other non-recurring costs, and warranty costs. Estimation of the accounting quantity for each program takes into account several factors that are indicative of the demand for the particular program, such as firm orders, letters of intent from prospective customers and market studies. Total estimated program sales are determined by estimating the model mix and sales price for all unsold units within the accounting quantity, added together with the sales prices for all undelivered units under contract. The sales prices for all undelivered units within the accounting quantity include an escalation adjustment for inflation that is updated quarterly. Cost estimates are based largely on negotiated and anticipated contracts with suppliers, historical performance trends, and business base and other economic projections. Factors that influence these estimates include production rates, internal and supplier performance trends, production quality, labor instability, global supply chain constraints, learning curve, change incorporation, rework or safety enhancements, regulatory requirements, flight test and certification requirements and schedules, performance or reliability issues involving completed aircraft, customer and/or supplier claims or assertions, asset utilization, anticipated labor agreements, and inflationary or deflationary trends.

The introduction of new aircraft and derivatives, such as the 777X, 737-7 and 737-10, involves increased risks associated with meeting development, certification, and production schedules. These challenges include significant global regulatory scrutiny of all development aircraft. As a result, our ability to deliver aircraft on time, satisfy performance and reliability standards and achieve or maintain, as applicable, program profitability is subject to significant risks.

To ensure reliability in our estimates, we employ a rigorous estimating process that is reviewed and updated on a quarterly basis. This includes reassessing the accounting quantity. Changes in estimates of program gross profit margins are normally recognized on a prospective basis; however, when estimated costs to complete a program plus costs already included in inventory exceed estimated revenues from the program, a loss is recorded in the current period. Reductions to the estimated loss are included in the gross profit margin for undelivered units in the accounting quantity whereas increases to the estimated loss are recorded as an earnings charge in the period in which the loss is determined.

The 767, 777X, and 787 programs had near break-even or single digit margins at December 31, 2023. Adverse changes to the revenue and/or cost estimates for these programs could result in earnings charges in future periods.

Due to the significance of judgment in the estimation process described above, it is reasonably possible that changes in underlying circumstances or assumptions could have a material effect on program gross margins. If the combined gross margin percentages for our commercial airplane programs had been estimated to be 1% higher or lower it would have an approximately $330 million impact on operating earnings for the year ended December 31, 2023.

Pension Plans

Many of our employees have earned benefits under defined benefit pension plans. The majority of employees that had participated in defined benefit pension plans have transitioned to a company-funded defined contribution retirement savings plan. Accounting rules require an annual measurement of our projected obligation and plan assets. These measurements are based upon several assumptions. Future changes in assumptions or differences between actual and expected outcomes can significantly affect our future annual expense, projected benefit obligation and Shareholders’ equity.

The projected benefit obligation is sensitive to discount rates. The projected benefit obligation would decrease by $1,280 million or increase by $1,425 million if the discount rate increased or decreased by 25 basis points. A 25 basis point change in the discount rate would not have a significant impact on pension cost. However, net periodic pension cost is sensitive to changes in the expected long-term rate of asset return. A decrease or increase of 25 basis points in the expected long-term rate of asset return would have increased or decreased 2023 net periodic pension cost by $150 million. See Note 16 to our Audited Consolidated Financial Statements beginning on page F-36 of this proxy statement/prospectus, which includes the discount rate and expected long-term rate of asset return assumptions for the last three years.

Deferred Income Taxes—Valuation Allowance

The Company had deferred income tax assets of $14,743 million at December 31, 2023 that can be used in future years to offset taxable income and reduce income taxes payable. The Company had deferred income tax liabilities of $10,363 million at December 31, 2023 that will partially offset deferred income tax assets and result in higher taxable income in future years and increase income taxes payable. Tax law determines whether future reversals of temporary differences will result in taxable and deductible amounts that offset each other in future years. The particular years in which temporary differences result in taxable or deductible amounts generally are determined by the timing of the recovery of the related asset or settlement of the related liability.

On a quarterly basis, we assess the likelihood that we will be able to recover our deferred tax assets against future sources of taxable income and reduce the carrying amounts of deferred tax assets by recording a valuation allowance if, based on the available evidence, it is more likely than not (defined as a likelihood of more than 50%) that all or a portion of such assets will not be realized.

This assessment takes into account both positive and negative evidence. A recent history of financial reporting losses is heavily weighted as a source of objectively verifiable negative evidence. Due to our recent history of losses, we determined we could not include future projected earnings in our analysis. Rather, we use systematic and logical methods to estimate when deferred tax liabilities will reverse and generate taxable income and when deferred tax assets will reverse and generate tax deductions. The selection of methodologies and assessment of when temporary differences will result in taxable or deductible amounts involves significant management judgment and is inherently complex and subjective. We believe that the methodologies we use are reasonable and can be replicated on a consistent basis in future periods.

Deferred tax liabilities represent the assumed source of future taxable income and the majority are assumed to generate taxable amounts during the next five years. Deferred tax assets include amounts related to pension and other postretirement benefits that are assumed to generate significant deductible amounts beyond five years. The Company’s valuation allowance of $4,550 million at December 31, 2023 primarily relates to pension and other postretirement benefit obligation deferred tax assets, tax net operating losses, tax credits and interest carryforwards that are assumed to reverse beyond the period in which reversals of deferred tax liabilities are assumed to occur. During 2023, the Company increased the valuation allowance by $1,388 million primarily due to tax credits and other carryforwards generated in 2023 that cannot be realized in 2023. Until the Company generates sustained levels of profitability, additional valuation allowances may have to be recorded with corresponding adverse impacts on earnings and/or other comprehensive income.

For additional information regarding income taxes, see Note 4 to our Audited Consolidated Financial Statements beginning on page F-20 of this proxy statement/prospectus.

Quantitative and Qualitative Disclosures About Market Risk

Interest Rate Risk

We have financial instruments that are subject to interest rate risk, principally fixed-rate debt obligations. The investors in our fixed-rate debt obligations do not generally have the right to demand we pay off these obligations prior to maturity. Therefore, exposure to interest rate risk is not believed to be material for our fixed-rate debt.

Foreign Currency Exchange Rate Risk

We are subject to foreign currency exchange rate risk relating to receipts from customers and payments to suppliers in foreign currencies. We use foreign currency forward contracts to hedge the price risk associated with firmly committed and forecasted foreign denominated payments and receipts related to our ongoing business. Foreign currency forward contracts are sensitive to changes in foreign currency exchange rates. At December 31, 2023, a 10% increase or decrease in the exchange rate in our portfolio of foreign currency contracts would have increased or decreased our unrealized losses by $361 million. Consistent with the use of these contracts to neutralize the effect of exchange rate fluctuations, such unrealized losses or gains would be offset by corresponding gains or losses, respectively, in the remeasurement of the underlying transactions being hedged. When taken together, these forward currency contracts and the offsetting underlying commitments do not create material market risk.

Commodity Price Risk

We are subject to commodity price risk relating to commodity purchase contracts for items used in production that are subject to changes in the market price. We use commodity swaps and commodity purchase contracts to hedge against these potentially unfavorable price changes. Our commodity purchase contracts and derivatives are both sensitive to changes in the market price. At December 31, 2023, a 10% increase or decrease in the market price in our commodity derivatives would have increased or decreased our unrealized losses by $37 million. Consistent with the use of these contracts to neutralize the effect of market price fluctuations, such unrealized losses or gains would be offset by corresponding gains or losses, respectively, in the remeasurement of the underlying transactions being hedged. When taken together, these commodity purchase contracts and the offsetting swaps do not create material market risk.

Market Risk

Participants in deferred compensation plans can diversify the deferred amounts among investment funds which are subject to potential changes in fair value. As of December 31, 2023, the deferred compensation liability, which is being marked to market, was $1.6 billion. A 10% change in the fair value of these investment funds would increase or decrease the liability by $164 million. Changes in the liability are recorded in operating earnings.

Changes in and Disagreements with Accountants on Accounting and Financial Disclosure

None.

Management After the Business Combination

Upon completion of the Merger, the current directors and executive officers of Boeing are expected to continue in their current positions, other than as may be publicly announced by Boeing in the normal course.

Compensation of Directors

We have designed our nonemployee director compensation program to achieve the following objectives:

•	align directors’ interests with the long-term interests of our stockholders;

•	attract and retain outstanding director candidates with diverse backgrounds and experiences; and

•	recognize the substantial time commitment required to serve as a Boeing director.

The Government & Public Policy (“GPP”) Committee reviews Boeing’s director compensation program on an annual basis, and provides recommendations to the full Board as appropriate. When making its recommendations, the GPP Committee considered director compensation levels at the same group of 19 companies used as the primary peer group for our executive officer compensation for 2023. See the section entitled “—Market Data and Compensation Peer Group” beginning on page

231 of this proxy statement/prospectus for more information. Pay Governance LLC (“Pay Governance”) served during 2023 as the GPP Committee’s independent consultant with respect to the compensation of our nonemployee directors.

Highlights of our Nonemployee Director Compensation Program

•	No Fees for Board or Committee Meeting Attendance: Meeting attendance is an expected part of Board service.

•	Emphasis on Equity: There is an emphasis on equity in the overall compensation mix to further align interests with our stockholders.

•	Recognition of Special Roles: Special roles (such as Independent Chair and committee chairs) are fairly recognized for their additional time commitments.

•

Retainer Stock Units Distributed Only After Termination of Service: Retainer stock units granted to directors are distributed as shares of Boeing Common Stock after termination of Board service, further aligning directors’ interests with the long-term interests of our stockholders.

•

Robust Stock Ownership Guidelines: Nonemployee directors with more than three years of Board service are required to own securities with a value of at least three times the annual cash retainer, and directors with more than six years of Board service are required to own securities with a value of at least five times the annual cash retainer fee.

•	Limited Perquisites and No Related Tax Gross-Ups: Other benefits, such as matching charitable contributions, are limited.

Our nonemployee director compensation program consists of cash retainer fees, as well as retainer stock units that are not distributed until after termination of Board service. We also match director contributions to eligible non-profit organizations, up to a maximum match of $31,000 per year. Mr. Ortberg, our President and Chief Executive Officer and a member of our Board, does not participate in the nonemployee director compensation program.

Cash Retainers

In 2023, each nonemployee director earned an annual cash retainer fee of $135,000. We also paid the following additional annual retainer fees to directors serving in leadership positions, pro-rated to reflect time in those positions where applicable: Chair of the Board $250,000; Aerospace Safety Committee Chair $50,000; Audit Committee Chair $25,000; Compensation, GPP and Finance Committee Chairs $20,000; and Special Programs Committee Chair $15,000. Nonemployee directors may defer all or part of their cash compensation into a stock unit account as deferred stock units or into an interest-bearing, cash-based account. Deferred stock units are eligible to earn dividend equivalents, which are credited as additional deferred stock units. Directors do not have the right to vote or transfer deferred stock units until they are distributed in shares following their Board service. Directors may elect to receive the distribution of shares in respect of these units (including any accumulated dividend equivalents credited as additional retainer stock units) in a lump sum or in annual payments over a maximum of 15 years beginning no earlier than the January following the year of the director’s termination of service.

Directors elected to defer 2023 cash compensation into deferred stock units as follows: Messrs. Bradway and Williams and Ms. Good each deferred $155,000 into 766 units; Mr. Gitlin, Lt. Gen. Harris and Mr. Mollenkopf each deferred $135,000 into 668 units; Mr. Johri deferred $160,000 into 791 units; Mr. Joyce deferred $185,000 into 915 units; and Mr. Kellner deferred $385,000 into 1,904 units.

Retainer Stock Units

In 2023, our nonemployee directors earned equity compensation valued at $200,000 per year in the form of retainer stock units, which are distributed as shares of Boeing Common Stock after termination of Board service. These retainer stock units further align directors’ interests with the long-term interests of our stockholders. Each nonemployee director received an aggregate of 989 retainer stock units for services provided to the Board in 2023, except Ms. Soussan, who received 693 units based on her partial year of service on the Board. Retainer stock units are eligible to earn dividend equivalents, which are credited as additional retainer stock units. Directors do not have the right to vote or transfer retainer stock units until they are distributed in shares following their Board service. Directors may elect to receive the distribution of shares in respect of these units (including any accumulated dividend equivalents credited as additional retainer stock units) in a lump sum or in annual payments over a maximum of 15 years beginning no earlier than the January following the year of the director’s termination of service.

2023 Director Compensation Table

The following table sets forth 2023 compensation for each nonemployee director.

Director	Fees Earned or Paid in Cash ($)(1)	Stock Awards ($)(2)	All Other Compensation ($)(3)	Total ($)
Robert A. Bradway(4)	155,000	200,000	31,089	386,089
Lynne M. Doughtie	135,000	200,000	31,089	366,089
David L. Gitlin	135,000	200,000	31,089	366,089
Lynn J. Good(5)	155,000	200,000	31,089	386,089
Stayce D. Harris	135,000	200,000	31,089	366,089
Akhil Johri(6)	160,000	200,000	30,089	390,089
David L. Joyce(7)	185,000	200,000	31,089	416,089
Lawrence W. Kellner(8)	385,000	200,000	31,089	616,489
Steven M. Mollenkopf	135,000	200,000	27,589	362,589
John M. Richardson(9)	135,000	200,000	25,089	360,089
Sabrina Soussan(10)	94,945	140,659	—	235,604
Ronald A. Williams(11)	155,000	200,000	31,089	386,089

(1)

Reflects total cash compensation paid in 2023 and includes amounts deferred at the director’s election pursuant to our Deferred Compensation Plan for Directors. Cash compensation for nonemployee directors is paid in four quarterly installments as of the first business day of each quarter and is pro-rated for directors who join the Board during a quarter.

(2)

Reflects the aggregate grant date fair value computed in accordance with Financial Accounting Standards Board (“FASB”) ASC Topic 718 for the retainer stock units awarded to each nonemployee director in 2023. Retainer stock units are awarded in four quarterly installments as of the first business day of each quarter and are pro-rated for directors who join the Board during a quarter. The grant date fair value for these awards is equal to the fair market value of the underlying Boeing Common Stock on the grant date. The fair market value for a single trading day is the average of the high and low per share trading prices for Boeing Common Stock as reported by The Wall Street Journal for the New York Stock Exchange Composite Transactions. The following table sets forth the aggregate number of deferred stock units accumulated in each director’s account as of December 31, 2023 from deferrals of cash compensation and retainer stock units, including additional deferred stock units credited as a result of dividend equivalents earned with respect to the deferred stock units.

(3)	Consists of gift matching of charitable contributions under the Board Member Leadership Gift Match Program (directors derive no financial benefit from these charitable contributions) and commemorative merchandise. The cost of any category of the listed perquisites and other personal benefits did not exceed the greater of $25,000 or 10% of total perquisites and other personal benefits for any director, except as follows: (a) for Messrs. Bradway, Gitlin, Joyce, Kellner and Williams, Mses. Doughtie and Good and Lt. Gen. Harris, $31,000 in charitable gift matching; (b) for Mr. Johri, $30,000 in charitable gift matching; and (c) for Mr. Mollenkopf, $27,500 in charitable gift matching.
(4)	Mr. Bradway served as Finance Committee Chair for all of 2023.
(5)	Ms. Good served as Compensation Committee Chair for all of 2023.
(6)	Mr. Johri served as Audit Committee Chair for all of 2023.
(7)	Mr. Joyce served as Aerospace Safety Committee Chair for all of 2023.
(8)	Mr. Kellner served as Chair of the Board for all of 2023. Mr. Kellner retired from the Board effective May 17, 2024.
(9)	Admiral Richardson served as Special Programs Committee Chair for all of 2023.
(10)	Ms. Soussan was elected to the Board effective April 18, 2023.
(11)	Mr. Williams served as GPP Committee Chair for all of 2023. Mr. Williams retired from the Board effective May 17, 2024.

Director	Accumulated Deferred Stock Units
Robert A. Bradway	11,300
Lynne M. Doughtie	3,055
David L. Gitlin	2,975
Lynn J. Good	12,398
Stayce D. Harris	4,362
Akhil Johri	6,734
David L. Joyce	4,643
Lawrence W. Kellner	20,193
Steven M. Mollenkopf	6,377
John M. Richardson	4,323
Sabrina Soussan	693
Ronald A. Williams	25,634

Compensation Discussion and Analysis

Our 2023 Named Executive Officers (“NEO”)

David L. Calhoun	President and Chief Executive Officer

Brian J. West	Executive Vice President and Chief Financial Officer

Stephanie F. Pope	Executive Vice President and Chief Operating Officer; President and Chief Executive Officer, Commercial Airplanes; Former Executive Vice President and Chief Executive Officer, Global Services

Stanley A. Deal	Former Executive Vice President, President and Chief Executive Officer, Commercial Airplanes

Theodore Colbert III	Executive Vice President, President and Chief Executive Officer, Defense, Space & Security

Executive Summary

Overview of 2023 Financial and Operational Performance

Our executive compensation program is designed to align executive pay with our financial and operational performance and the creation of long-term value for our stockholders. In 2023, as compared to 2022, we achieved 17% growth in revenue and nearly doubled our operating cash flow and free cash flow, significantly reduced loss from operations and core operating losses, and grew our order backlog by 28% (including over 5,600 commercial airplanes). However, our business was also impacted by substantial headwinds, including continuing significant supply chain constraints and nonconformances and geopolitical instability.

*	Non-GAAP measures. See the section entitled “—Reconciliation of Non-GAAP Financial Measures” on page 270 of this proxy statement/prospectus for definitions and reconciliations.

Stockholder Engagement on Executive Compensation

Stockholder input is a key consideration of the Board’s compensation committee (the “Compensation Committee”) as it considers the ongoing evolution of our executive compensation program. Our Board and the Compensation Committee have a long-standing practice of engaging with stockholders and seeking feedback, and executive compensation matters are regularly featured in our discussions with stockholders. At our 2023 annual meeting, our 2022 executive compensation program received 74% approval from our stockholders, which is a lower level of support than we have received in prior years. While our 2023 executive compensation program was designed and implemented (as it normally is) before the say-on-pay vote occurred, we placed heightened emphasis on seeking feedback on our executive compensation program during our stockholder outreach this past fall. Our independent Chair of the Board participated in many engagements with stockholders leading up to and following our 2023 annual meeting to provide the Board’s perspective and to hear directly from stockholders. In response to feedback received throughout the year, we made changes to our annual and long-term incentive program. The Compensation Committee will continue to consider say-on-pay vote results and feedback from stockholders when reviewing our executive compensation programs and practices.

WHAT WE HEARD IN 2023	OUR ACTIONS/PERSPECTIVE
Annual Incentive Plan

Concern regarding range of discretion in determining NEO individual performance scores

While our annual incentive plan design is primarily based on pre-set quantitative metrics covering both financial and operational performance, each NEO’s individual performance score serves as a multiplier to annual incentive payouts, and can be used to increase or decrease that NEO’s payout.

To address stockholder concerns about the potential range of scores, the Compensation Committee lowered the upper limit on NEO individual performance scores from 200% to 120%, beginning with 2023 annual incentive payout decisions.

Concern regarding use of discretion in determining Company Performance Scores

Some stockholders also inquired about the Compensation Committee’s use of discretion in determining the Company Performance Scores under our annual incentive plan. Our plan includes a limited adjustment framework that allows the Compensation Committee to set goals that hold management accountable for achieving appropriately challenging strategic targets and managing risk, while providing the Compensation Committee with flexibility to make limited adjustments where necessary to more accurately reflect the Company’s core operating performance.

The Compensation Committee made no upward adjustments to outcomes under our annual incentive plan for 2023, but did make a downward adjustment to revenue for our defense business, for incentive plan purposes only, as described in more detail starting on page 237.

WHAT WE HEARD IN 2023	OUR ACTIONS/PERSPECTIVE

Long-Term Incentive Program

Preference for long-term incentive awards with pre-established metrics directly linked to Company financial performance goals

In early 2023, we redesigned our long-term incentive program to eliminate stock options and instead move to a new combination of 55% performance restricted stock units (“PRSUs”), and 45% restricted stock units (“RSUs”).

Our 2023 PRSUs will cliff-vest at the end of a three-year service period, and will pay out between 0% to 200% of the target number of units granted based on the Company’s performance against pre-established cumulative free cash flow goals over the 2023-2025 performance period.

More details regarding our 2023 long-term incentive program can be found below. Our 2024 long-term incentive program follows a similar structure but also incorporates a product safety downward modifier in addition to financial metrics.

Concern regarding special equity awards issued outside our long-term incentive program

The Board unanimously approved a special matching award of 25,000 RSUs to Mr. Calhoun in February 2023, matching the number of shares of Boeing Common Stock voluntarily purchased by Mr. Calhoun on the open market in November 2022. Mr. Calhoun’s personal decision to purchase Company shares was a demonstration of his confidence and conviction in achieving our 2025/2026 financial objectives. This RSU award was intended to strengthen our Company’s ability to achieve those goals under Mr. Calhoun’s leadership, in a manner that further aligns Mr. Calhoun’s interests with those of our stockholders.

The Board and the Compensation Committee will continue to make decisions regarding future awards on a case-by-case basis. We acknowledge and agree with stockholders who expressed the view that such awards should be infrequent and, where granted, should be fully and transparently explained. No other special awards outside our long-term incentive program were granted in 2023 or early 2024.

In early 2024, we made additional changes to our annual incentive plan and long-term incentive program for 2024, after receiving and considering feedback from stockholders following the Alaska Airlines accident in January.

Our 2023 Pay Decisions in Context

Due to the extraordinary challenges we have faced over recent years, our program design decisions should be considered within the context of the volatility of the market issues faced and the need to address changing priorities over a multi-year period. This is particularly critical given the long cycle nature of our business, in which our leaders are managing the impact of decisions made several years ago, and similarly are making decisions today that will affect the Company’s ability to deliver on customer commitments for years to come. The chart below describes the key changes made to our incentive programs each year since 2020 and the specific priorities that each change was designed to accomplish.

OUR EVOLVING PAY STRATEGY

Focus on core values → Incentivize critical leaders → Stabilize the business → Drive sustainable growth

Responding to extraordinary challenges

- Continued 737 MAX grounding through November 2020
- Outbreak of global COVID-19 pandemic, significantly impacting global air travel and business operations
- Ongoing curtailment of ability to deliver products in China since early 2020
- Supply chain constraints
- Geopolitical instability
- Significant supplier defects impacting 787 and 737 deliveries

	WHAT	WHY
2020	• Added business unit-specific financial metrics to annual incentive design	• Drive management focus on executing specific business priorities
2021	• Implemented Seek, Speak & Listen initiative and added operational performance metrics in product safety, employee safety and quality to annual incentive plan	• Drive improvement in areas critical to business stability and culture transformation, focusing on transparency, accountability and commitment to safety
	• Implemented significant holding periods for CEO LTI awards (distributions over 10 years following separation)	• Ensure that significant component of CEO pay is firmly linked to long-term performance
	• Adjusted LTI mix to RSUs and premium-priced stock options	• Align incentives with long-term business cycle during a period when it was challenging to set long-term financial metrics
2022	• Added operational performance metrics in climate and equity, diversity & inclusion to annual incentive plan	• Drive behaviors necessary to deliver on our sustainability strategy
2023	• Replaced LTI premium-priced stock options with heavier-weighted PRSUs tied to free cash flow	• Drive achievement of free cash flow goals as communicated to investors in November 2022
	• Refined balance and weighting of annual incentive financial metrics between enterprise and business units	• Drive free cash flow performance at the enterprise level aligned with investor guidance, and focus business units on revenue and earnings goals
	• Introduced stability metric into annual incentive plan, measuring delivery performance improvement	• Measure institutional progress in embedding Safety Management System into our product delivery system
	• Incorporated product safety considerations into individual performance assessment rubric for named executive officers	• Further reinforce individual leaders' accountability for safety outcomes

How Our Pay Programs Drive Product Safety

As described in the chart above, we began incorporating quantitative product safety metrics into our annual incentive plan starting in 2021 after the tragic 737 MAX accidents. We did this through the operational performance score, a weighted component of the Company Performance Scores used to determine incentive payouts. Approximately 110,000 of our employees, including our most senior executives, participate in plans governed by the Company Performance Scores.

In 2023, product safety performance was measured in our annual incentive plan through a stability metric, measuring delivery performance improvement in our three business units, and a quality metric, measuring improvement in our enterprise-wide rework percentage. These metrics were chosen because we believe that a stable production system where little to no rework is required is the foundation for producing consistently safe and reliable products. We largely did not achieve our 2023 targets for stability and quality. Several factors contributed to this outcome, but the primary driver was rework arising from supplier quality escapes. Those results negatively impacted incentive payouts, but more importantly, highlighted the opportunity before us to continue driving necessary product safety improvements in our operating systems. In early 2024, following the Alaska Airlines accident, we further evolved our annual incentive plan design to place significantly heavier weighting on safety operational performance.

In 2023, we also developed quantitative product safety-related goals for each of our NEOs. Performance against these pre-set metrics, as well as each executive’s overall contributions with respect to safety and quality, were considered by the Compensation Committee in determining each NEO’s individual performance score. See page 229 for information about the Aerospace Safety Committee’s role in this process.

The changes we have made to our compensation program since 2019 were designed not only to drive specific outcomes, but also to enhance focus on how those outcomes should be achieved-through a constant and shared commitment to safety and quality as well as our other core values. Our Seek, Speak & Listen initiative, implemented in 2021 and continuously refined since then, sets out the framework for how all our employees, including our most senior leaders, are expected to accomplish their priorities-through building a robust culture of care, trust and connection and embedding habits of candor and transparency across the Company.

How We Align Pay to Stockholder Interests

Our executive compensation and benefit programs are centered around a core objective-ensuring that our executives are focused on building long-term, sustainable growth for our stockholders in a manner consistent with our core values and our strategic plan. We do this by attracting, retaining and rewarding leaders who effectively drive strong financial and operating performance through their commitment to the foundational goals underlying our business model: safety, quality, engineering and operational excellence, sustainability and meeting our customer commitments.

Pay for Performance	A significant portion of pay for senior leaders is at risk and directly linked to individual and Company performance, including operational and financial performance that drives the creation of long-term stockholder value. Individual performance is assessed under our Seek, Speak & Listen framework. Leaders are held accountable for business outcomes.

Commitment to Core Values	Pay is directly linked to the executive’s commitments to safety, quality and our other core values, and incorporates specific and measurable metrics relating to safety and quality. Pay is subject to clawback, including in the event of certain types of misconduct or negligent conduct, particularly where such behavior compromises the safety of our products or services.

Market-Driven Competitive Pay	Pay is benchmarked against market data and our 19-member peer group as a starting point, with flexibility to adjust compensation elements based on a range of factors, including job requirements, internal pay data, business needs, unique market considerations and the executive’s experience, qualifications and performance, in order to attract and retain critical talent.

Long-Term Focus	Pay is heavily weighted toward long-term stock-based components reflecting the length of our business cycle, driving focus on strategic long-term priorities. Annual and short-term incentives are designed within the construct of multi-year business plans.

Risk Reduction and Mitigation	Compensation programs are carefully structured to incentivize strong performance without creating undue risk or an environment where short-term goals take precedence over long-term sustainable growth.

To implement our compensation philosophy, we employ a rigorous, data-driven approach with the input of multiple key stakeholders and independent advisors. The Compensation Committee establishes, reviews and approves all elements of NEO compensation, working with the other independent members of the Board, the Aerospace Safety and GPP Committees, the Compensation Committee’s independent compensation consultant, and management. Throughout this process, we adhere to certain best practices as outlined below.

WHAT WE DO	WHAT WE DON’T DO
Significant portion of executive officer pay is variable and linked to Company and individual performance	No performance-based incentive payouts if performance levels are not achieved

Emphasis on long-term stock-based compensation, driving focus on strategic long-term priorities	No uncapped incentive award payouts

Rigorous stock ownership requirements	No tax gross-ups, other than for certain relocation expenses

Robust clawback policy covering certain types of misconduct or negligent conduct that compromises the safety of our products or services	No excessive perquisites

Active engagement with stockholders	No employment agreements or contracts (except where required by non-U.S. local law)

Independent compensation consultant reports directly to Compensation Committee	No change in control arrangements

Compensation Committee and independent compensation consultant review programs for sound risk management	No pledging or hedging of Boeing Common Stock

Because alignment with stockholder interests is a key goal of our program, our executives’ compensation outcomes are highly sensitive to Company performance. The chart below demonstrates this alignment by showing the change in our stock price from 2020 through 2023, alongside a comparison of the target value of Mr. Calhoun’s cumulative pay since his hire in January 2020 against (1) the realizable value of that cumulative pay based on the Company’s 2023 year-end stock price and

(2) the actual value realized by Mr. Calhoun over this four-year period. While this chart relates solely to the compensation of our CEO, the same alignment exists for our other NEOs.

The significant gap between our CEO’s target pay and realizable pay demonstrates the alignment established between stockholder interests and the incentive pay for our executives. The substantially larger gap between target pay and realized pay highlights the significant portion of our executive compensation which is tied to long-term performance; for Mr. Calhoun, approximately 83% of his cumulative target pay between 2020 and 2023 will not deliver value to him until at least three years from the grant date. Further, in recognition of the long cycle nature of our business, Mr. Calhoun’s long-term incentive awards will not be distributed to him until he leaves the Company and thereafter in ten annual installments.

Overview of 2023 Compensation Structure

2023 Target Total Direct Compensation.

The Compensation Committee (and, with respect to salary for our executive officers and all components of pay for our CEO, the Board) makes annual pay decisions for our executive officers within a target total direct compensation framework. This framework includes three principal elements of executive compensation: base salary, annual incentives and long-term incentives. Each element, as well as the total, is generally benchmarked by role against market data and our 19-member peer group using median pay as a starting point; however, elements can and typically do vary from that median based on factors such as job requirements, internal pay data, business needs, unique market considerations and the executive officer’s experience, qualifications and performance.

Generally, annual and long-term incentives are established in February each year and are expressed as a target opportunity. Below we summarize the base salary and annual and long-term incentive target opportunities for our NEOs in 2023:

	FIXED	VARIABLE (AT-RISK)
Name	Base Salary ($)	Annual Incentive Target ($)	Long-Term Incentive Award-Target Value ($)	2023 Target Total Direct Compensation ($)
David L. Calhoun	1,400,000	2,800,000	21,250,000	25,450,000	(1)
Brian J. West	1,000,000	1,100,000	8,000,000	10,100,000
Stephanie F. Pope	1,000,000	1,000,000	5,500,000	7,500,000
Stanley A. Deal	1,100,000	1,500,000	8,400,000	11,000,000
Theodore Colbert III	1,000,000	1,000,000	6,000,000	8,000,000

(1)

Mr. Calhoun also received a special matching award of 25,000 RSUs in February 2023, matching the number of shares he personally purchased on the open market in November 2022. This award had a target value of $5,358,625.

Annual and Long-Term Incentive Design.

Our annual and long-term incentives are designed to be at risk, meaning their payout value is dependent on our financial and operational performance, individual performance and/or our stock price performance over the applicable performance period. Below we summarize the metrics and design features applicable to these elements in 2023:

Overview of 2023 Performance-Based Compensation Outcomes

2023 Annual Incentive Plan.

Although our CEO’s annual incentive target was set at $2,800,000, following the Alaska Airlines accident, Mr. Calhoun communicated to the Board in early February 2024 that he was declining to be considered for any annual incentive payout for 2023. Accordingly, Mr. Calhoun did not receive any award payout for the 2023 performance year.

With respect to our other NEOs’ participation in our annual incentive plan, our 2023 performance under our annual incentive metrics is summarized below.

This performance resulted in the following Company Performance Scores for 2023.

For our NEOs other than Mr. Calhoun, payouts under our annual incentive plan were determined by multiplying each NEO’s target award by the applicable Company Performance Score and the NEO’s individual performance score. Based on recommendations from the CEO, the Compensation Committee approved individual performance scores for our NEOs in February 2024, as set forth to the right.

2021-2023 Long-Term Incentive Program.

Our long-term incentive awards for the 2021-2023 performance period were granted in the form of equally weighted premium-priced stock options (“PPSOs”) and time-vested RSUs. Outcomes for these awards following conclusion of the three-year vesting period are presented below.

2023 INDIVIDUAL PERFORMANCE SCORES FOR OTHER NEOS

110%
Brian West,
Chief Financial Officer

115%
Stephanie Pope, COO;
Former CEO,
Global Services

70%
Stanley Deal, CEO
Commercial Airplanes

75%
Theodore Colbert III
CEO, Defense, Space
& Security

How Executive Compensation is Determined

Role of Board, Management and Consultants

The Compensation Committee establishes, reviews and approves all elements of NEO compensation, working with the independent members of the Board, the Compensation Committee’s independent compensation consultant, the Aerospace Safety and GPP Committees and management as described below. In addition, while there is formal consultation between the Compensation and Aerospace Safety Committees, the chair of the Aerospace Safety Committee also serves as a member of the Compensation Committee to help ensure that safety considerations are consistently incorporated into the compensation-setting process for our executive officers.

Compensation Committee	Independent Compensation Consultant	Aerospace Safety Committee

•   Reviews and approves incentive program targets and approves payouts

•   Evaluates performance of CEO and other executive officers in consultation with Aerospace Safety and GPP Committees and independent directors

•   Determines appropriate safety-related metrics for incentive programs in consultation with Aerospace Safety Committee

•   Reviews and recommends executive officer base salaries to independent directors for approval

•   Reviews and approves all other elements of pay for executive officers

•   Assesses independence of compensation consultant

•   Presents peer group pay practices and benchmarks for executive officer compensation to Compensation Committee and management

•   Reviews and provides recommendations to Compensation Committee regarding management’s program design and pay proposals

•   Meets with Compensation Committee in executive session

•   Conducts annual independent evaluation of our incentive programs to assess risk

•   Provides ad hoc consultation

•   Provides input to Compensation Committee and independent directors on performance of executive officers impacting product safety

•   Consults with Compensation Committee on incentive plan metrics relating to product safety

GPP Committee
• Evaluates CEO performance with Aerospace Safety and Compensation Committees and independent directors
Independent Directors
• Evaluate performance of CEO and other executive officers • Review and approve CEO compensation and executive officer base salaries

Management • CEO and EVP, HR, with input from management stakeholders, recommend compensation program design

•   CEO, assisted by EVP, HR, recommends compensation for other executive officers

•   CFO provides financial information to inform Compensation Committee’s decision-making on incentive goals and payouts

•   Implements decisions of the Compensation Committee and the Board

When Decisions Are Made

The Compensation Committee and other stakeholders involved in making compensation decisions for our executive officers generally follow the timeline below. This timeline summarizes the key reviews and decisions undertaken throughout a typical year. As shown, our executive compensation design is set early in the performance year, before the stockholder say-on-pay vote occurs at our annual stockholder meeting; however, stockholder feedback obtained during our spring stockholder engagement (following the filing of our annual proxy statement) as well as the fall informs our ongoing decision-making throughout the year and in preparation for the following year.

NEO Individual Performance Assessment Process

The CEO’s individual performance is evaluated by the Compensation, GPP and Aerospace Safety Committees and reviewed with the other independent directors of the Board. The CEO presents the Compensation Committee with recommendations for individual performance scores for each of the other executive officers, including the other NEOs. The Compensation Committee reviews the CEO’s recommendations as well as input from the Aerospace Safety and GPP Committees, makes such adjustments as it deems appropriate and approves individual performance scores.

Individual performance assessments reflect the Compensation Committee’s evaluation of each executive officer’s business achievements, contributions and overall performance, and, beginning in 2023, also include consideration of each NEO’s performance under pre-set tailored product safety metrics developed by the Compensation Committee with participation of the Aerospace Safety Committee and our Chief Aerospace Safety Officer. These assessments also incorporate how each executive officer performed with respect to our core values of safety, quality, integrity and sustainability, as well as key leadership behaviors, which are evaluated under the Seek, Speak & Listen framework.

The above process results in individual performance scores, expressed as a percentage that multiplies earned annual incentive payouts for the applicable year. This multiplier can reduce the payout (down to zero) or increase it based on the individual executive’s performance. In response to stockholder feedback received during our 2023 fall stockholder engagement, the Compensation Committee decided to reduce the potential upper maximum of this score from 200% to 120%, effective for the 2023 performance year.

Independent Compensation Consultant

Pay Governance.

The Compensation Committee engaged Pay Governance to serve as its independent compensation consultant during most of 2023. The GPP Committee also engaged Pay Governance during 2023 to serve as its independent compensation consultant relating to nonemployee director compensation. In connection with performing these roles, Pay Governance took direction from the Compensation and GPP Committees, as appropriate, reported directly to the committees and did not provide any other services to Boeing.

Transition to FW Cook.

In late 2023, the Compensation Committee selected Frederic W. Cook & Co., Inc. (“FW Cook”) as its new independent compensation consultant. FW Cook was engaged to provide refreshed insight on pay design, investor expectations, competitive market analysis and best practice governance standards. FW Cook will also support the GPP Committee on nonemployee director compensation matters in 2024. During 2023, FW Cook took direction from the Compensation Committee, reported directly to that committee and did not provide any other services to Boeing.

Independence assessment.

The Compensation Committee assessed the independence of both Pay Governance and FW Cook pursuant to SEC and the NYSE rules and determined that no conflict of interest existed or exists that would prevent either firm from independently representing the Compensation and GPP Committees. In making these assessments, the Compensation Committee considered each of the factors set forth by the SEC and the NYSE with respect to the compensation consultant’s independence, including that the consultant provided no services for Boeing other than pursuant to its engagement by the Compensation and GPP Committees. The Compensation Committee also determined there were no other factors the committees should consider in connection with the assessment or that were otherwise relevant to the committees’ engagement of Pay Governance or FW Cook.

Market Data and Compensation Peer Group

Given the complexity and scale of our business operations, we compete with a wide variety of companies for executive talent. To ensure that our pay program is competitive, we typically utilize market data as a starting reference point when making executive pay decisions.

We maintain a compensation peer group comprised of leading U.S.-based companies, with an emphasis on aerospace and/or industrial manufacturing companies, that have a technology focus, large global operations, a diversified business structure and/or roughly comparable total assets, revenues and market capitalization. We also use this peer group as a comparison reference point for the design of our annual and long-term incentive programs and our limited executive perquisite offerings. On at least an annual basis, the Compensation Committee, working with its independent compensation consultant, reviews the composition of this peer group and determines whether any changes should be made. In 2023, Boeing’s primary peer group consisted of the 19 companies listed below.

2023 COMPENSATION PEERS
3M	Ford	Microsoft
AT&T	General Dynamics	Northrop Grumman
Caterpillar	Honeywell	Procter & Gamble
Chevron	IBM	Raytheon Technologies
Cisco Systems	Intel	United Parcel Service
ExxonMobil	Johnson & Johnson	Verizon Communications
Lockheed Martin

This same group of companies has constituted our peer group since 2018 (with changes made solely to reflect merger and divestiture activity within the group). The Compensation Committee made the decision to retain this peer group, over a period in which the Company experienced severe impacts to its financial results due to the 737 MAX grounding and impact of the COVID-19 pandemic, in order to ensure a consistent approach towards developing and maintaining competitive pay levels and programs through our recovery, and to retain and motivate leaders needed to rebuild the Company’s financial strength back up to (and beyond) pre-2019 levels.

Our primary data sources for peer group compensation are proxy statements and other SEC filings, supplemented by survey data provided by Willis Towers Watson and obtained through its 2022 Executive Compensation Survey. For certain roles, a custom analysis of manufacturing company pay information from the Willis Towers Watson 2022 Executive Compensation Survey was also used as a reference point for making pay decisions.

For all our NEO positions, benchmarking data is compiled for the 25th, 50th and 75th percentiles for each element of compensation (base salary, annual incentive target and long-term incentive target) as well as total direct compensation. The Compensation Committee generally focuses on a broad range around the median as a starting point, but also considers other factors including job requirements, internal pay data, business needs, unique market considerations and the executive officer’s experience, qualifications and performance when making individual pay decisions.

Components of Executive Compensation

Our executive compensation program features both fixed and variable elements, and incorporates short- and long-term performance, financial and operational performance, and individual, business unit and total Company performance. The Compensation Committee reviews and approves annual and long-term incentive targets each February, and the Board also approves these targets with respect to Mr. Calhoun. The Board also reviews and approves adjustments, if any, to all NEO base salaries in February; any base salary adjustments generally take effect in March. Elements of compensation may also be reviewed and adjusted at other times during the year in connection with promotions or other changes in roles or responsibilities.

Base Salary

Base salaries provide a fixed level of cash compensation for each executive based on competitive market data and individual factors such as competencies, skills, experience, contributions, performance and the assumption of new responsibilities or promotions. There are no specific weightings assigned to these individual factors. In 2023, no changes were made to the base salaries of our NEOs other than Ms. Pope (see the section entitled “—2023 NEO Pay Decisions” beginning on page 240 of this proxy statement/prospectus).

Annual Incentive Plan

The annual incentive plan is designed to drive near-term program execution and operational excellence, as well as to differentiate executives based on individual performance. The Compensation Committee sets annual incentive award targets for executive officers as cash-denominated targets independent of base salary rates (instead of a fixed percentage of base salary), in order to give the Compensation Committee more flexibility in adjusting this element of compensation and taking into account individual NEO performance. In 2023, no changes were made to the annual incentive targets for our NEOs other than Ms. Pope (see the section entitled “—2023 NEO Pay Decisions” beginning on page 240 of this proxy statement/prospectus).

Actual incentive awards are determined as follows:

Company Performance Score.

The Company performance metrics driving our annual incentive plan payouts are measured through a formulaic Company Performance Score. The Company Performance Score is determined by comparing our performance under certain financial metrics (at both the total Company and business unit levels) and operational metrics against targets established in connection with the Board’s long-range business plan. It is expected that both maximum performance and performance resulting in zero payout would be infrequent. These goals incorporate expectations regarding the probability of achieving performance goals, key risks and a degree of “stretch” to appropriately incentivize superior performance.

For each of the financial and operational performance score components, actual performance that is higher or lower than target for any particular metric is assigned a percentage score based on a curve established by the Compensation Committee, with a score of 100% corresponding to target performance.

As this score incorporates performance at the business unit level, the Company Performance Score that applies to each executive depends on the business unit or enterprise function to which the executive is aligned. For executive officers who are not aligned to a specific business unit, including our CEO and CFO, business unit performance is calculated as the average for our three business units.

The 2023 structure was largely consistent with the prior year’s design, but with the following changes:

•	For the financial performance score component:

•

The weightings of total Company and business unit performance in the financial performance score were adjusted, from an equal 50/50 weighting to 67% total Company and 33% business unit. This change was designed to prioritize the overall financial recovery of our Company as measured through free cash flow (our key indicator of financial health and the primary metric at the total Company level). The business unit metrics were equally weighted between revenue and operating earnings, to focus each business on meeting customer commitments and maintaining financial discipline.

•

The weighted payout range for financial performance was changed from 0% to 175% in 2022 to 0% to 150% in 2023, in order to accommodate the broader payout range allocated to the operational performance score component (0% to 50%, as compared to 0% to 25% in 2022).

•	The range of percentage scores that could be assigned to any metric under the curve established by the Compensation Committee was 0% to 200%, as compared to 0% to 233% in 2022.

•	For the operational performance score component:

•

The weighted payout range was changed from 0% to 25% in 2022 to 0% to 50% in 2023. This change was made to allow the Compensation Committee to score performance in these operational metrics at threshold, target, and stretch levels of performance.

•

We adopted a new stability metric in 2023, measuring product and services delivery performance improvement across each of our three business units. Together with the quality metrics, this new metric was designed to institutionalize product safety and help assess our progress in continuing to embed our Safety Management System, or SMS, into our culture and operating processes.

Financial performance metrics.

The specific metrics and weightings used to determine financial performance for our 2023 annual incentive plan, and the specific business objectives driven by each of those metrics, are set forth below.

At the total Company level, the significant weighting towards free cash flow, as well as the increased weighting for total Company performance, was designed to focus our executives on prioritizing our overall financial recovery and achieving the free cash flow goals communicated to stockholders at our November 2022 Investor Conference. We consider free cash flow to be the most significant indicator of the health of our business over both the near- and long-term, given the debt that we carry and the length of our product cycles.

At the business unit level, two equally weighted metrics-operating earnings and revenue-were selected to drive each business’s focus on meeting customer commitments, maintaining strong financial discipline and executing on our business plan.

Limited adjustment framework.

The Compensation Committee limits its ability to adjust reported financial results for incentive plan purposes to circumstances where such adjustments are necessary to more accurately reflect the core operating performance of the Company. These limited adjustments may have either unfavorable or favorable impacts on results. No upward adjustments to reported results were applied for 2023.

Financial performance outcomes for 2023 are illustrated in more detail in the section entitled “2023 Company Performance Results” beginning on page 237 of this proxy statement/prospectus.

Operational performance metrics.

In 2023, the Compensation Committee continued to incorporate operational performance as part of our annual incentive program and expanded the weighted payout range attributable to operational performance up to 50% (as compared to 25% in 2022). These operational goals were focused on five areas: stability, quality, employee safety, climate and equity, diversity and inclusion.

The stability metric, which measures the level of improvement in our products and services delivery performance across our three business units, was newly incorporated in 2023 as a way to assess our institutional progress in continuing to embed product safety into our culture and operations. Together with the quality metric, the new stability goal reflects our commitment to the safety of our products. A production system that is stable and that requires our factories to do little rework underpins safe and reliable products.

Individual Performance Score.

The individual performance score for each NEO, which is the typical outcome of our individual performance assessment process, acts as a multiplier to the incentive payout calculated based on each NEO’s target and the applicable Company Performance Score. For 2023, consideration of individual performance included achievement against product safety metrics for each NEO. Our CEO declined to be considered for an annual incentive payout for 2023 following the Alaska Airlines accident in early 2024; accordingly, Mr. Calhoun’s payout was set at zero. The factors considered by the Compensation Committee in determining the scores for our other NEOs are described in the section entitled “—2023 NEO Pay Decisions” beginning on page 240 of this proxy statement/prospectus. In response to stockholder feedback, starting with 2023 performance assessments, the maximum score was reduced from 200% to 120%. The low end of the range remained 0%.

Long-Term Incentive Program

As described in more detail in the section entitled “—Stockholder Engagement on Executive Compensation” beginning on page 220 of this proxy statement/prospectus, among the feedback we heard from certain stockholders was a preference for returning to long-term incentive vehicles with pre-established metrics directly linked to Company financial performance. Following the Company’s resumption of providing financial guidance to stockholders at our November 2022 Investor Conference, the Compensation Committee adjusted the mix of long-term incentive award vehicles for 2023 to eliminate stock options and move to 55% PRSUs and 45% RSUs.

Continuing a policy adopted in 2022, our 2023 long-term incentive awards require that the executive must complete our Safety Management System training during the grant year as a condition of vesting in the award. Both PRSUs and RSUs require three years of continuous service in order to vest, except in cases of qualifying retirements, layoff, death or long-term disability. Specifically, the awards provide for continued vesting upon retirement or layoff after attaining age 62 with at least one year of service, pro-rated monthly vesting upon retirement after attaining age 55 with at least ten years of service (based on the number of months employed during the vesting period) or layoff, and full vesting upon termination due to death or long-term disability. Any other type of termination prior to vesting will result in forfeiture of the awards.

Pursuant to a practice implemented in 2021, our CEO’s long-term incentive awards also contain additional provisions prohibiting distribution of earned PRSUs and RSUs until he separates from the Company, in order to ensure that this significant component of his total target pay remains firmly linked to the Company’s long-term performance while he is serving as our CEO and beyond.

2023 Company Performance Results

2023 Annual Incentive Plan

Financial performance results.

2023 performance with respect to our annual financial metrics is set forth below.

At the time of goal-setting in February 2023, the Compensation Committee considered the potential impact to financial results of instability in our first-tier supply chain. The Compensation Committee made the decision to set financial targets for 2023 without regard to this potential negative impact, and instead determined that any impact of supply chain constraints on financial performance would be assessed following the end of the performance year, within the limited adjustment framework. After year-end, the Compensation Committee considered the actual impact of labor challenges and nonconformances at our largest suppliers, and although the plan framework allowed for an upward adjustment to account for these significant supply chain factors, the Compensation Committee ultimately determined not to adjust for these factors.

The Compensation Committee further considered and ultimately approved a downward adjustment to revenue for our defense business, for incentive plan purposes, from $24.9 billion to $24.3 billion, to account for revenue recorded within our satellites business that was not considered in our financial targets for 2023.

Operational performance results.

2023 performance with respect to our operational performance metrics is set forth below.

2023 ANNUAL INCENTIVE OPERATIONAL PERFORMANCE METRICS, TARGETS, OUTCOMES AND SCORES

METRIC		THRESHOLD (10%)	TARGET (20%)	MAXIMUM (40%)	SCORE
Product Safety Metrics					
Stability Percentage improvement in delivery performance against plan vs. 2022	**Commercial Airplanes**	10%	20%	30%	10%
	Defense, Space & Security	5%	10%	20%	20%
	Global Services	5%	10%	20%	17%
	Enterprise	*Average of the three business unit scores*			16%
Quality Percentage reduction in rework vs. 2022	**Enterprise**	2%	4%	8%	0%
Employee Safety Percentage reduction in OSHA recordable case rate vs. 2022	**Enterprise**	2%	4%	6%	40%
Climate Percentage reduction in energy consumption vs. 2019 (most recent full production year)	**Enterprise**	7%	8%	9%	40%
Equity, Diversity & Inclusion Percentage of manager and executive slates that are diverse	**Enterprise**	90%	92.5%	95%	40%

Operational Performance Scores

Commercial Airplanes	Defense, Space & Security	Global Services	Enterprise
130%	140%	137%	136%

For purposes of calculating the final Company Performance Scores, the financial and operational performance outcomes are weighted at 75% and 25%, respectively, and together resulted in the following Company Performance Scores for 2023.

2021-2023 Long-Term Incentive Program

Vesting of 2021-2023 Long-Term Incentive Awards.

Our NEOs (other than Mr. West, who was hired in August 2021 and did not receive grants under our long-term incentive program until the following year) received long-term incentive awards for the 2021-2023 performance period in the form of equally weighted premium-priced stock options, or PPSOs, and time-vested RSUs. These PPSOs and RSUs vested on February 17, 2024 and February 20, 2024, respectively.

PPSOs were issued with an exercise price equal to 120% of the grant date fair market value of one share of our stock, or $258.83. On the vesting date, which fell on a weekend, the fair market value of a share of Boeing Common Stock was $203.93 (the average of the high and low trading prices on the immediately preceding trading day). Accordingly, the exercisable value of these PPSOs on the vesting date was zero for all NEOs.

Our time-vested RSUs were issued with a grant date fair market value per share of $215.70, and vested at a fair market value of $204.15 per share.

Overall, the value realized by our NEOs as of the vesting date with respect to their 2021-2023 long-term incentive awards represented 47% of the target value of those awards (calculated assuming zero exercisable value for vested underwater PPSOs).

Vested PPSOs will remain exercisable until the tenth anniversary of the grant date, subject to the executive’s continuous employment through that date or earlier retirement if the executive qualifies as retirement-eligible (at least age 55 with ten years of service, or at least age 62 with one year of service). If the executive terminates for any reason other than qualifying retirement prior to the tenth anniversary of the grant date, the exercisability of vested PPSOs will depend on the type of termination:

•	Layoff, death or long-term disability: PPSOs remain exercisable until the earlier of the fifth anniversary of the grant date or the normal expiration date.

•	Termination for cause: PPSOs immediately expire.

•	Termination for any other reason: PPSOs remain exercisable until the earlier of 90 days following termination or the tenth anniversary of the grant date.

Our CEO’s 2021-2023 long-term incentive awards contain special restrictions designed to ensure that this significant component of his pay remains firmly linked to the Company’s long-term performance while is serving as our CEO and beyond:

•	Our CEO may not sell or otherwise transfer any shares acquired through exercise of PPSOs while he is employed by the Company.

•	Our CEO will not receive distribution of vested RSUs until he leaves the Company, and thereafter in ten annual installments.

2023 NEO Pay Decisions

Pursuant to its regular annual process as described in the section entitled “—How Executive Compensation is Determined” beginning on page 229 of this proxy statement/prospectus, the Compensation Committee (and the Board, where applicable) generally reviews and approves adjustments (if any) to base salaries, annual incentive targets, and long-term incentive grant amounts for our NEOs each February. Following the end of the performance year, the Compensation Committee (and the Board, with respect to the CEO) makes decisions regarding the Company Performance Scores and the individual performance of our NEOs, and thereafter approves the annual incentive payout amounts. In this section we describe the outcomes of this process for each of our NEOs in 2023.

In early 2023, the Compensation Committee (and the Board, with respect to Mr. Calhoun) approved larger long-term incentive awards for our NEOs as compared against our 2022 awards. These increases were designed to focus our leadership team at a pivotal moment in our Company’s recovery, to incentivize the performance necessary to deliver on the 2025/2026 objectives communicated to our stockholders at our November 2022 Investor Conference, and to help ensure the stability and continuity of leadership necessary to maintain consistent progress towards our business objectives.

David L. Calhoun Former President and Chief Executive Officer

Boeing’s Board of Directors asked Mr. Calhoun to become Boeing’s CEO in January 2020, at a time when the Company was confronting one of the more serious challenges in its long history and working to restore public, regulator and customer confidence in the wake of two tragic 737 MAX accidents. When he stepped into the role, the 737 MAX had been grounded for ten months, with months of work ahead of the Company to return the 737 MAX safely to service. From his first day as CEO, and in each day on the job since, Mr. Calhoun’s primary focus has been on strengthening the Company’s product safety and quality systems-including by enhancing Boeing’s engineering excellence and independence, and by working to build a culture in which employees feel encouraged and empowered to raise issues and concerns.

In March 2020, COVID lockdowns began to spread throughout the world, leading to a greater than 60% reduction in global air travel and the greatest disruption in the history of modern commercial aviation. The first reported case of COVID in the United States occurred at a Puget Sound nursing home located between two of Boeing’s largest facilities, necessitating the shutdown of Boeing’s production factories. Mr. Calhoun voluntarily waived his salary for the rest of 2020 along with a guaranteed first year bonus that was part of his initial hiring compensation. In addition, in large part as a result of these events, his 2020 performance equity grant paid out at zero. Unlike many companies, Boeing never adjusted its long-term or annual incentive targets to account for COVID.

Throughout his tenure, as part of Mr. Calhoun’s focus on safety and quality, he has demanded transparency within Boeing and with our customers, our regulators and the flying public. He has also made a number of decisions that, in the Board’s judgment, were in the long-term interest of Boeing, even if they came at the expense of achieving near-term financial or operational goals. While the Alaska Airlines Flight 1282 accident shows that Boeing has much work yet to do, the Board believes that Mr. Calhoun has responded to this event in the right way by taking responsibility for the accident, engaging transparently and proactively with regulators and customers and taking important steps to strengthen Boeing’s quality assurance-not only within Boeing factories but in the supply chain as well.

The 737 MAX accidents and COVID have combined to create tremendous stress on the Company’s manufacturing operations and supply chain. However, the Board believes that Mr. Calhoun’s primary focus on safety, quality and transparency is exactly what Boeing has needed, and continues to need.

In granting Mr. Calhoun’s long-term incentive award and special RSU matching award in February 2023, the Compensation Committee and the Board took into consideration Mr. Calhoun’s prior long-term incentive grants and the significant impact of the COVID-19 pandemic on those awards. As the Company continues its efforts to restore stability and public confidence during a pivotal period of transition for Boeing, it bears emphasis that Mr. Calhoun’s 2023 awards were designed to emphasize the importance of long-term stockholder value growth and to reinforce alignment of Mr. Calhoun’s interests with those of our stockholders, as well as to incentivize the performance necessary to achieve our long-term business goals.

Base Salary.

No adjustments were made in 2023 to Mr. Calhoun’s base salary of $1,400,000.

Annual Incentive Plan Target and Payout.

No adjustments were made in 2023 to Mr. Calhoun’s annual incentive target of $2,800,000. In early February 2024, following the Alaska Airlines accident, Mr. Calhoun declined to be considered for an annual incentive payout, and the Board honored that request.

Long-Term Incentive Award and Special RSU Matching Award.

In February 2023, for the reasons described above and in the section entitled “—2021-2023 Long-Term Incentive Program” on page 239 of this proxy statement/prospectus, the Compensation Committee recommended, and the Board approved, a long-term incentive award of $21,250,000 for Mr. Calhoun for the 2023-2025 performance period. Mr. Calhoun’s long-term incentive awards contain special provisions prohibiting distribution of vested PRSUs and RSUs until he separates from the Company and thereafter in ten annual installments, in order to ensure that this significant component of his total target pay remains firmly linked to the Company’s long-term performance while he is serving as our CEO and beyond.

In February 2023, the Board also granted Mr. Calhoun a special matching award of 25,000 RSUs. Half of this grant vested on February 16, 2024, and the remainder will vest on February 18, 2025 subject to his continued employment through that date. However, no shares will be distributed to Mr. Calhoun until the later of the fourth anniversary of the grant date or Mr. Calhoun’s separation from the Company. Furthermore, any unvested portion of this special award will be forfeited if he voluntarily leaves the Company prior to the vesting date. Any unvested portions of the award will vest in full in the event of Mr. Calhoun’s termination from the Company due to death, long-term disability or layoff.

Brian J. West Executive Vice President and Chief Financial Officer

Base Salary.

No adjustments were made in 2023 to Mr. West’s base salary of $1,000,000.

Annual Incentive Plan Target and Payout.

No adjustments were made in 2023 to Mr. West’s annual incentive target of $1,100,000. In February 2024, the Compensation Committee approved an annual incentive payout of $1,089,000 for Mr. West, determined by multiplying his target by the enterprise Company Performance Score, and multiplying the product by an individual performance score of 110%. This individual score reflected the Compensation Committee’s assessment of Mr. West’s strong stewardship of our finance function during 2023 and his performance against his individual product safety-related goals established by the Compensation Committee in early 2023:

•	Met all individual product safety goals:

•	99.9% of enterprise employees completed Safety Management System training,

•	Over 500 new, revised or supplemental design practices were completed,

•	Over 350 technical design reviews were completed, and

•	A second party assurance audit of all business units’ SMS was completed;

•

Led the finance function in efforts to conduct regular Seek, Speak & Listen sessions throughout the year, resulting in 97% of finance employees surveyed in the fourth quarter of 2023 reporting increased comfort in speaking up, especially after making a mistake;

•	Enabled capital allocation to increase research and development, as well as capital expenditure investments in the business;

•

Concluded a two-year finance transformation that established a global shared services center of excellence, which significantly simplified work and created efficiencies while ensuring strong controls and technology tools;

•	Partnered with operating leaders in our commercial and defense businesses to work through certain program challenges and supply chain constraints to de-risk the business;

•	Led proactive, transparent and timely engagement with capital markets through a period of recovery;

•	Managed liquidity and maintained investment grade rating, reduced debt by $5 billion and lowered revolving debt by $2 billion; and

•	Invested heavily in our talent and people development, with a strong focus on early career development.

Long-Term Incentive Award.

In February 2023, for the reasons described in the section entitled “—2021-2023 Long-Term Incentive Program” on page 239 of this proxy statement/prospectus, the Compensation Committee approved a long-term incentive award of $8,000,000 for Mr. West for the 2023-2025 performance period.

Stephanie F. Pope Executive Vice President and Chief Operating Officer; President and CEO, Commercial Airplanes; Former CEO, Global Services

Base Salary.

In February 2023, the Compensation Committee approved Ms. Pope’s salary of $1,000,000, increased from $800,000 for the prior year. This increase was approved primarily to bring her salary closer to our peer data median for her role during 2023 as President and Chief Executive Officer, Global Services.

Annual Incentive Plan Target and Payout.

In February 2023, the Compensation Committee approved an annual incentive target for Ms. Pope of $1,000,000, as compared to $800,000 for the prior year. This increase was approved primarily to bring her annual incentive target closer to our peer data median for her 2023 role.

In February 2024, the Compensation Committee approved an annual incentive payout of $1,368,500 for Ms. Pope, determined by multiplying her target by the Company Performance Score for the global services business (for which Ms. Pope served as CEO for the entirety of the performance year), and multiplying the product by an individual performance score of 115%. This individual score reflected the Compensation Committee’s assessment of Ms. Pope’s exceptional leadership of the global services business in 2023 and her performance against her individual product safety-related goals established by the Compensation Committee in early 2023:

•	Met all individual product safety goals:

•	99% of Global Services employees completed Safety Management System training,

•	All targeted SMS boards for Global Services were established and implemented, and

•	A second party assurance audit of the business’s SMS was completed;

•	Exceeded the business’s financial targets in revenue and earnings for the year;

•	Introduced over 100 customers and over 40 regulators to our competency-based commercial pilot training and assessment program;

•	Improved affordability driving business transformation positioned for growth;

•	Achieved significant improvement in on-time delivery to customers;

•	Operationalized Seek, Speak & Listen by putting the customer at the center of the mission and encouraging simplification; and

•

Expanded our presence into key countries based on market demand, staffing, capabilities and capacity, including opening a 36,000 square foot parts and distribution warehouse in India on schedule in December 2023.

Long-Term Incentive Award.

In February 2023, for the reasons described in the section entitled “—2021-2023 Long-Term Incentive Program” on page 239 of this proxy statement/prospectus, the Compensation Committee approved a long-term incentive award of $5,500,000 for Ms. Pope for the 2023-2025 performance period.

Stanley A. Deal Former Executive Vice President and CEO, Commercial Airplanes

Base Salary.

No adjustments were made in 2023 to Mr. Deal’s base salary of $1,100,000.

Annual Incentive Plan Target and Payout.

No adjustments were made in 2023 to Mr. Deal’s annual incentive target of $1,500,000. In February 2024, the Compensation Committee approved an annual incentive payout of $756,000 for Mr. Deal, determined by multiplying his target by the Company Performance Score for the commercial airplanes business, and multiplying the product by an individual performance score of 70%.

Mr. Deal’s individual score of 70% reflected the recent challenges faced by the commercial airplanes business. These include quality issues in our supply chain and our factories that have impacted our customers and our performance, and reflects our recognition of Boeing’s accountability for the accident on Alaska Airlines Flight 1282, an airplane that left our factory in October 2023. The score also reflected Mr. Deal’s achievements throughout the year, including the following:

•	Met the following product safety-related goals:

•	99.8% of Commercial Airplanes employees completed Safety Management System training,

•	Targeted SMS boards for Commercial Airplanes were established and implemented, and

•	A second party assurance audit of the business’s SMS was completed;

•	Launched the Aerospace Supply Chain Quality Forum to improve quality across the value stream, while utilizing Lean techniques to implement key improvements in the airplane production system;

•	Increased airplane deliveries by 10% and net orders by 70% over the prior year, expanding the Commercial Airplanes backlog by approximately 1,050 airplanes worth $111 billion; and

•	Grew Commercial Airplanes manufacturing and quality workforce by approximately 4,500 employees to meet demonstrated customer demand and support the stable and steady increase in capacity.

Long-Term Incentive Award.

In February 2023, for the reasons described in the section entitled “—2021-2023 Long-Term Incentive Program” on page 239 of this proxy statement/prospectus, the Compensation Committee approved a long-term incentive award of $8,400,000 for Mr. Deal for the 2023-2025 performance period.

On March 25, the Company announced that, as of that date, Mr. Deal will be stepping down as President and CEO of Commercial Airplanes and that Stephanie Pope will be taking his place in that position.

Theodore Colbert III Executive Vice President and CEO, Defense, Space & Security

Base Salary.

No adjustments were made in 2023 to Mr. Colbert’s base salary of $1,000,000.

Annual Incentive Plan Target and Payout.

No adjustments were made in 2023 to Mr. Colbert’s annual incentive target of $1,000,000. In February 2024, the Compensation Committee approved an annual incentive payout of $600,000 for Mr. Colbert, determined by multiplying his target by the Company Performance Score for the defense business, and multiplying the product by an individual performance score of 75%.

Mr. Colbert’s individual score of 75% reflected the challenges faced by the defense business in 2023, including development and non-development program write-downs and program delays and delivery impacts arising from performance issues. The score also reflected Mr. Colbert’s achievements throughout the year, including the following:

•	Met the following product safety-related goals:

•	99.6% of Defense employees completed Safety Management System training,

•	Targeted SMS boards for Defense were established and implemented, and

•	A second party assurance audit of the business’s SMS was completed;

•	Captured $29 billion in orders and increased externally reported product deliveries by 7% over 2022;

•	Improved operational performance through progress in safety, quality and workforce stability;

•	Achieved several strategic milestones, including T-7 Engineering & Manufacturing Development Phase first flight and first aircraft delivery, VC-25B wiring baseline and MH-139 milestone C;

•	Met urgent operational need to develop and deploy Ground Launch Small Diameter Bomb and captured a U.S. Air Force E-7A contract award; and

•	Re-invigorated the focus on Lean and continuous improvement by establishing a Lean Office and implementing Lean practices within all programs.

Long-Term Incentive Award.

In February 2023, for the reasons described in the section entitled “—2021-2023 Long-Term Incentive Program” on page 239 of this proxy statement/prospectus, the Compensation Committee approved a long-term incentive award of $6,000,000 for Mr. Colbert for the 2023-2025 performance period.

Early 2024 Compensation Decisions

Changes to our 2024 Annual Incentive Plan

In January 2024, following the Alaska Airlines Flight 1282 accident and our assessment of performance against our operational product safety metrics of stability and quality during 2023, we initiated a comprehensive review of our annual incentive plan design to determine if changes were warranted. In this effort, we were informed by feedback from stockholders. Following this review, we made the following changes to our annual incentive plan for 2024:

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Weightings of financial and operational performance for Commercial Airplanes. In 2023, the Company Performance Scores for all three business units were weighted 75% towards financial performance and 25% towards operational performance. In 2024, the score for our commercial airplanes business will be weighted 60% towards operational performance, and 40% towards financial performance.

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Operational performance metrics. In recognition of the progress towards safety and quality that must be made across our enterprise, our operational performance metrics will be focused entirely on quality and safety goals. For Commercial Airplanes, these metrics will include reduction in rework and traveled work, completion of 787 join verification rework, delivery of 737 MAX inventory built prior to 2023 and reduction in employee injury rates.

•

Financial performance metrics. In 2023, the financial performance component of our design was weighted 67% towards total Company performance and 33% towards business unit performance. In 2024, total Company and business unit performance will be equally weighted, in order to drive greater accountability for financial outcomes at the business unit level. Free cash flow will be the sole metric measured at the total Company level. At the business unit level, performance in revenue and operating earnings will contribute to incentive payouts, except for our defense business, where operating earnings will be the sole financial metric.

Changes to our 2024-2026 Long-Term Incentive Program

In early 2024, the Compensation Committee approved a long-term incentive award structure similar to that first implemented in 2023, comprised 45% of time-vested RSUs and 55% of PRSUs that will pay out between 0% and 200% of the target number of units granted based on the achievement of free cash flow goals over the 2024-2026 performance period. New for 2024, our PRSUs incorporate a product safety downward modifier, under which the NEOs’ calculated payout following the end of the three-year performance period may be reduced by 25% or down to 0% if two product safety operational goals are not timely completed. These two goals require (1) the design and deployment of an employee culture survey aimed at assessing how deeply and effectively our Safety

Management System is inculcated in our workforce, and (2) the development and implementation of operational control limits for several programs (including the 737 program) that include measures for determining when a safety risk assessment is required before a product can move past a specified point in our production system. Unless these goals are both completed by or before year-end 2024, the 2024-2026 PRSU payout will be subject to either 25% reduction (if goals are completed in 2025) or reduction to 0% (if goals are completed after 2025). Progress towards completion of these two goals will be overseen by the Aerospace Safety Committee and subject to final certification by the Compensation Committee.

In accordance with its normal process, the Compensation Committee also set long-term incentive targets for each executive officer. However, after approving the long-term incentive targets for our senior executives, the Board and the Compensation Committee made the decision to reduce each executive’s long-term incentive award by the percentage decline in the Company’s stock price between January 5, 2024 (the day of the Alaska Airlines Flight 1282 accident) and the grant date. This decision was implemented to hold our leadership team accountable for the decline in our stock price following the accident, and resulted in an approximately 22% reduction in long-term incentive grant values as compared to target values for our senior leadership team. The impact of this decision process on our CEO’s 2024 long-term incentive award, and a comparison against his 2023 award, is shown below.

Other Program Features and Policies

As part of a comprehensive and competitive executive compensation package, executives may be eligible for additional benefits as summarized below. These benefits are designed to attract and retain the executive talent needed to achieve our business and financial objectives.

Retirement Benefits

Our executives participate in our Boeing 401(k) plan and are also eligible to participate in our Executive Supplemental Savings Plan (the “Executive SSP”), a nonqualified deferred compensation plan. The Executive SSP provides certain executives with additional retirement benefits and allows eligible participants to receive Company contributions that would otherwise exceed Internal Revenue Code limits applicable to the 401(k) plan. The Executive SSP also allows executives to voluntarily defer, on a nonqualified basis, receipt of a portion of salary and/or cash-based incentive payouts. For more information on our nonqualified deferred compensation benefits, see the section entitled “—2023 Nonqualified Deferred Compensation” beginning on page 260 of this proxy statement/prospectus.

Executives hired prior to 2009 earned benefits under our Pension Value Plan (the “PVP”), a broad-based defined benefit pension plan, until the end of 2015, and if they had a PVP benefit or were hired prior to 2008, also earned benefits under our defined benefit Supplemental Executive Retirement Plan (the “DB SERP”), until the end of 2015. Each of these arrangements, as well as each of our other broad-based pension plans for which executives are eligible, is described in the section entitled “—2023 Pension Benefits” beginning on page 258 of this proxy statement/prospectus.

Perquisites and Other Executive Benefits

Consistent with our executive compensation philosophy and our commitment to emphasize performance-based pay, we limit the perquisites and other benefits that we provide to executives. In 2023, these perquisites consisted of relocation assistance (when applicable), tax preparation services, financial management services, annual physical exams, concierge health services, charitable gift matching, supplemental life insurance and outplacement and transition services upon qualifying terminations. In addition, our CEO is required to use Company aircraft for all business and personal travel for security reasons, and our NEOs are also permitted to occasionally use Company aircraft for personal travel, subject to availability. Our NEOs are also permitted to use aircraft and ground transportation services for travel to outside board meetings, executive physicals, professional and industry-related conferences and meetings, business development events, speaking engagements, and community, philanthropic and similar events, some of which may be deemed perquisites under applicable SEC rules; in these circumstances, the Company may also pay additional costs incurred in connection with attendance at such events, such as ground transportation, hotel and meal costs. NEOs are also permitted to use event tickets previously acquired by the Company for business purposes (this use typically results in no incremental cost to the Company). Finally, the Company also occasionally provides commemorative merchandise to our NEOs. The Compensation Committee annually reviews perquisites and other executive benefits to ensure that they are reasonable and consistent with our executive compensation philosophy.

Following a review commenced by the Company in 2023, we found certain items, primarily aircraft and ground transportation costs, for Messrs. Calhoun, West, Deal and Colbert during 2022 and 2021 that were not previously classified as perquisites by the Company but should have been classified as such in accordance with SEC rules and guidance. Please refer to footnote 8 of the Summary Compensation Table on page 254 of this proxy statement/prospectus for details regarding the revised amounts for those years, which reflect these reclassifications and other adjustments.

Severance Benefits

We maintain an Executive Layoff Benefit Plan (the “Layoff Plan”) to provide separation benefits for executives who are involuntarily laid off due to a job elimination (these separation benefits are not provided if the executive becomes employed elsewhere within the Company in any capacity, or refuses any offer of employment with the Company as an executive). The plan provides a layoff benefit equal to one year of base salary plus an amount equal to the executive’s target annual incentive multiplied by the Company Performance Score for the year in which the layoff occurs, less any amounts paid pursuant to an individual employment, separation or severance agreement (if applicable). The plan does not provide enhanced change-in-control benefits or tax gross-ups. The Compensation Committee believes that the benefits provided under the plan are consistent with those provided by our peers and other companies with which we compete for executive talent. In addition to receiving benefits under the plan, laid off executives may continue to participate in certain incentive award programs with respect to their outstanding awards after a separation based on service and the terms and conditions of the award. No NEO received any benefits under the Layoff Plan in 2023.

Executive Stock Ownership and Stock Holding Requirements

In order to further align the interests of our senior executives with the long-term interests of stockholders, we require NEOs and other senior executives to own significant amounts of Boeing Common Stock. Senior executives are required to attain and maintain throughout their term of employment with us the following investment position in Boeing Common Stock and stock equivalents:

Senior executives must fulfill this requirement within five years after assuming the executive position to which the requirement applies. During the five-year period, executives are expected to accumulate and hold qualifying equity until they meet the minimum stock ownership requirement. In addition, executives must hold all newly vested stock until their minimum stock ownership requirement has been satisfied. Shares owned directly by the executive as well as time-vested RSUs, Career Shares, and investments in Boeing Common Stock held in the Boeing 401(k) and our nonqualified deferred compensation plans are included in calculating ownership levels. Shares underlying unexercised stock options and PRSUs do not count toward the ownership guidelines. As of December 31, 2023, each NEO satisfied the applicable stock ownership requirement.

Each year, the Compensation Committee reviews the ownership position of each executive officer as well as a summary covering all senior executives. In assessing stock ownership, the average daily closing stock price over a one-year period (ending September 30 of each year) is used. This approach mitigates the effect of stock price volatility and is consistent with the objective of requiring long-term, sustained stock ownership.

Boeing, like the vast majority of its peer companies, generally does not require NEOs to hold a fixed percentage of equity compensation through retirement age, whether defined by the Company’s existing retirement plans or otherwise. However, since 2021, Mr. Calhoun’s long-term incentive awards contain unique provisions to further strengthen the link between our CEO’s pay and the Company’s sustained performance. Specifically, Mr. Calhoun’s RSU and PRSU awards granted under our long-term incentive program provide that distribution of vested units will not commence until he has separated from the Company, and further provide for a ten-year annual installment payment timeline. Similarly, Mr. Calhoun’s premium-priced stock option awards provide that he may not sell or otherwise dispose of any shares acquired through exercise until he has separated from the Company.

Granting Practices

The Compensation Committee typically grants long-term incentive awards to executive officers each February. The Board meeting date is generally the effective grant date for the grants. The grant date fair market value of RSUs and PRSUs is determined by reference to the average of the high and low prices of a share of Boeing Common Stock on the grant date. Executive officers who join the Company after the February grant date are generally eligible for their first long-term incentive awards the following February.

Securities Trading Policy

We have a policy that prohibits all employees from trading in Boeing securities while aware of material nonpublic information, and that further prohibits executive officers and directors from trading in “puts” and “calls” and engaging in short sales of, or hedging, pledging or monetization transactions (such as zero-cost collars) involving Boeing securities.

Clawback Policy

In compliance with the NYSE listing standards and the SEC’s final rule implementing Section 954 of the Dodd-Frank Act, on June 27, 2023, the Board adopted a comprehensive clawback policy that, among other things, authorizes the recovery of “covered compensation” erroneously awarded to current or former executive officers in the event of an accounting restatement. As required by the NYSE and SEC rule-making, the policy applies to incentive-based compensation that is earned on or after October 2, 2023 but during the three-year period immediately prior to the date as of which the Company is required to prepare an accounting restatement.

The policy also incorporates our pre-existing clawback requirements relating to certain types of misconduct, including relating to safety. Even absent a financial restatement, the Board or the Compensation Committee may recoup incentive compensation from any executive officer or any other executive who has engaged in fraud, bribery or illegal acts like fraud or bribery, or knowingly failed to report such acts of an employee over whom such officer had direct supervisory responsibility. The Compensation Committee, in consultation with the Aerospace Safety Committee, also may recoup incentive compensation from any executive who has violated, or engaged in negligent conduct in connection with the supervision of someone who violated, any Company policy, law or regulation that has compromised the safety of the Company’s products or services and has (or could reasonably be expected to have) a material adverse effect on the Company, our customers or the public. The Board has the flexibility under this policy to direct the Company to publicly disclose any recoupment made pursuant to the policy.

In addition, our 2023 Incentive Stock Plan (and its predecessor plan, the 2003 Incentive Stock Plan, under which awards remain outstanding), annual incentive plan and executive nonqualified retirement plans provide that certain compensation payable under the plans may be forfeited or recovered in the event an award recipient engages in various types of conduct deemed detrimental to the Company’s interest, including theft or fraud against the Company and engaging in competition with the Company.

Tax Gross-Ups

We do not provide tax gross-ups to executives other than for certain relocation expenses, in accordance with our standard relocation policies.

Accounting Implications

The Compensation Committee considers the accounting impact reflected in our financial statements when establishing the amount and forms of long-term and equity compensation. The forms of long-term compensation selected are intended to be cost efficient.

We account for stock options, RSUs and PRSUs in accordance with FASB ASC Topic 718, pursuant to which the fair value of the grant, net of estimated forfeitures, is expensed over the service/vesting period based on the number of units, or the number of shares subject to the option, as applicable, that vest.

Compensation Committee Interlocks and Insider Participation

No member of the Compensation Committee during 2023 had a relationship that requires disclosure as a Compensation Committee interlock.

Compensation and Risk

We believe that our compensation programs create appropriate incentives to drive sustained, long-term increases in stockholder value. These programs have been designed and administered in a manner that discourages undue risk-taking by employees. Relevant features of these programs include:

•	Benchmarking of individual executive pay against market data for comparable executive roles at an appropriate set of peer companies;

•

Incorporation of an individual performance assessment for each executive as a critical factor in the annual incentive calculation, thereby enabling the Compensation Committee to direct a zero payout to any executive in any year, including if the executive is deemed to have sufficiently poor performance, is found to have engaged in activities or misconduct that pose a financial, operational or other undue risk to the Company, or otherwise fails to adhere to our core values of safety, quality, integrity and sustainability;

•

Consultation between the Compensation Committee and Aerospace Safety Committee on appropriate safety-related metrics for incentive programs and individual performance assessments for our executive officers;

•	The use of multiple financial metrics at the total Company and business unit levels, sharpening our executives’ focus on the areas within their control that best drive long-term stockholder value;

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Incorporation of operational performance alongside financial performance into our annual incentive plan design to drive improvements in areas critical to successful business execution and risk mitigation (including product safety);

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CEO-specific holding requirements applicable to his long-term incentive awards, providing that vested RSUs and PRSUs will not be distributed until his separation from the Company and thereafter in ten annual installments, and shares acquired pursuant to option exercises may not be sold or transferred until his separation from the Company;

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A robust clawback policy permitting the recoupment of past incentive pay from executive officers in the event of instances of misconduct, even absent a restatement of financial results, including misconduct that has compromised the safety of our products or services, and forfeiture of incentive awards and certain other compensation in the event the executive engages in various types of conduct deemed detrimental to the Company’s interests, including theft or fraud against the Company and engaging in competition with the Company;

•	No employment agreements with executive officers (except where required by non-U.S. local law);

•	Compensation Committee-approved limits on annual incentive awards;

•	Compensation Committee annual and ongoing review of our compensation plans and programs as advised by its independent compensation consultant;

•

Significant share ownership requirements for senior executives, and a holding requirement for certain senior executives, each monitored by the Compensation Committee, to ensure alignment with stockholder interests over the long term;

•

Adjustments to financial and operational results impacting incentive plan payouts are limited to circumstances where such adjustments are necessary to more accurately reflect the core operating performance of the Company; and

•	Restrictions on trading in Boeing Common Stock to reduce insider trading compliance risk, as well as prohibitions on pledging, hedging and monetization transactions involving Boeing Common Stock.

In light of these features, we conclude that the risks arising from our executive and employee compensation policies and practices are not reasonably likely to have a material adverse effect on the Company. As part of our ongoing process of evaluating our compensation program design for unintended or inappropriate levels of risk, the Compensation Committee engaged Pay Governance to conduct an independent assessment of the risk in our compensation design for 2023. Through this assessment, Pay Governance reviewed our annual and long-term incentive design and determined that our program design would not encourage inappropriate risk taking. The findings of this review were discussed with management and presented to the Compensation Committee in February 2023.

Following engagement of our new independent compensation consultant, FW Cook, in late 2023, FW Cook conducted a similar review of our annual and long-term incentive program design for 2024, and presented its conclusion to the Compensation Committee in February 2024 that our plans do not encourage inappropriate risk taking.

Compensation of Executive Officers

Summary Compensation Table

The following table sets forth information regarding compensation for each of our 2023 named executive officers.

Name and Principal Position(1)	Year	Salary ($)(2)	Bonus ($)	Stock Awards ($)(3)	Option Awards ($)(4)	Non-Equity Incentive Plan Compensation ($)(5)	Change in Pension Value and Nonqualified Deferred Compensation Earnings ($)(6)	All Other Compensation ($)(7)(8)	Total ($)
David L. Calhoun President and Chief Executive Officer	2023	1,400,000	—	30,231,750	—	—	—	1,138,769	32,770,519
	2022	1,400,000	—	8,500,000	8,500,000	3,418,800	—	778,378	22,597,178
	2021	1,400,000	—	8,000,000	8,000,000	3,381,840	—	385,570	21,167,410
Brian J. West Chief Financial Officer	2023	1,000,000	—	9,364,000	—	1,089,000	—	457,638	11,910,638
	2022	1,000,000	—	3,000,000	3,000,000	1,343,100	—	456,757	8,799,857
	2021	307,692	750,000	3,000,000	3,000,000	433,569	—	204,916	7,696,177
Stephanie F. Pope CEO, Global Services	2023	959,231	—	6,437,750	—	1,368,500	118,720	772,022	9,656,223
Stanley A. Deal CEO, Commercial Airplanes	2023	1,100,000	—	9,832,200	—	756,000	338,125	512,651	12,538,976
	2022	1,100,000	—	2,800,000	2,800,000	1,740,000	—	361,396	8,801,396
	2021	1,100,000	—	2,350,000	2,350,000	1,287,440	—	285,367	7,372,807
Theodore Colbert III CEO, Defense, Space & Security	2023	1,000,000	—	7,023,000	—	600,000	—	340,171	8,963,171
	2022	966,154	—	2,000,000	2,000,000	899,863	—	425,846	6,291,863
	2021	875,000	—	1,750,000	1,750,000	1,196,528	—	163,632	5,735,160

(1)

Titles reflect principal position held during 2023. On March 25, 2024, we announced that Mr. Deal will retire from the Company and that Ms. Pope has replaced him as President and Chief Executive Officer, Commercial Airplanes, in addition to continuing to serve as Executive Vice President and Chief Operating Officer.

(2)	Amounts reflect base salary paid in the year, before any deferrals at the executive’s election.
(3)

Amounts reflect the aggregate grant date fair value of RSUs and PRSUs granted in the year computed in accordance with FASB ASC Topic 718, excluding the effect of estimated forfeitures. These amounts have not been paid to or realized by the executive. There is no guarantee that, if and when these RSUs and PRSUs vest, they will have this value. For Mr. Calhoun, the amounts shown for 2023 include the grant date fair value of RSUs ($9,562,500) and PRSUs (accounting value $15,310,625) granted under our long-term incentive program as well as his special RSU matching award ($5,358,625). For the PRSUs granted in 2023 to all NEOs, the calculations reflect an accounting value of 131% of the target value; as of December 31, 2023, these PRSUs had an accounting value of 81% of the target value. Assumptions used in the calculation of these values are included in Note 17 to our audited financial statements beginning on page F-44 of this proxy statement/prospectus. Payouts for PRSUs may range from 0% to 200% of the target number of units granted dependent on performance. If the maximum level of performance were to be achieved for these PRSUs, the grant date fair value for PRSUs would be $23,375,000 for Mr. Calhoun, $8,800,000 for Mr. West, $6,050,000 for Ms. Pope, $9,240,000 for Mr. Deal and $6,600,000 for Mr. Colbert. The grant date fair value of each RSU and PRSU award in 2023 is set forth in the 2023 Grants of Plan-Based Awards table on page 255.

(4)

Amounts reflect the grant date fair value of stock options granted in the year computed in accordance with FASB ASC Topic 718. These amounts have not been paid to or realized by the executive. Assumptions used in the calculations of these values are included in Note 17 to our audited financial statements beginning on page F-44 of this proxy statement/prospectus.

(5)

Amounts reflect annual incentive compensation, which is based on total Company, business unit and individual performance, including amounts deferred under our deferred compensation plan. The target and maximum amounts for annual incentive awards for 2023 are reflected in the 2023 Grants of Plan-Based Awards table on page 255. For 2023, Mr. Calhoun declined to be considered for an annual incentive payout.

(6)

No defined benefits have accrued since the end of 2015. Amounts for 2023 reflect aggregate increases in the actuarial present value of the executive’s accumulated benefit under all pension plans during that year. These amounts were determined using interest rate and mortality rate assumptions consistent with those used in our audited financial statements. The degree of change in the present value depends on the age of the executive, when the benefit payments begin and how long the benefits are expected to last. The interest rate used for determining our audited financial statements can fluctuate significantly, which can result in significant year-to-year changes in the present value of accumulated benefits. An executive’s actual pension value is determined at the time of benefit commencement under the terms of the applicable plan. Additional information regarding our pension plans is set forth in the section entitled “—2023 Pension Benefits” beginning on page 258 of this proxy statement/prospectus. None of the NEOs received any earnings on their deferred compensation based on above-market or preferential rates.

(7)	The following table sets forth the elements of “All Other Compensation” provided in 2023 to our NEOs:

Name	Perquisites and Other Personal Benefits ($)(a)	Life Insurance Premiums ($)	Company Contributions to Retirement Plans ($)	Total All Other Compensation ($)
David L. Calhoun	556,733	3,780	578,256	1,138,769
Brian J. West	173,766	2,700	281,172	457,638
Stephanie F. Pope	499,623	2,610	269,789	772,022
Stanley A. Deal	168,881	2,970	340,800	512,651
Theodore Colbert III	109,488	2,700	227,983	340,171

(a)

Perquisites and other personal benefits provided to one or more of our NEOs in 2023 consisted of the following: (a) for all NEOs, use of Company aircraft (or leased aircraft where Company aircraft was not available), ground transportation services, tax preparation services and gifts; (b) for Messrs. Calhoun, West and Colbert, financial management services; (c) for Mr. Deal, charitable gift matching; (d) for Mr. Colbert, annual physicals; (e) for Messrs. West and Colbert and Ms. Pope, concierge health services; (f) for Messrs. Calhoun and Colbert and Ms. Pope, event tickets; (g) for Ms. Pope, relocation assistance; and (h) for Messrs. West and Colbert and Ms. Pope, lodging, meals and incidental expenses while on business-related travel that nonetheless constitute perquisites under applicable SEC guidance. We determine the incremental cost to us for these benefits based on the actual costs or charges incurred, if any. The incremental cost to us for use of Company aircraft equals the variable operating cost, including the cost of fuel, trip-related maintenance, crew travel expenses, on-board meals, landing fees and parking costs. Year over year costs per statute mile increased by 7.3% in 2023. Since our aircraft are used predominantly for business travel, the calculation does not include costs that do not change based on usage, such as pilots’ salaries, aircraft acquisition costs and the cost of maintenance not related to trips. The incremental cost for use of leased aircraft equals the amount invoiced to us by the aircraft leasing company for the travel, but does not include the fixed leasing membership cost as that does not change based on usage. Family members and personal guests are permitted to accompany NEOs on aircraft travel. The cost of any category of benefits did not exceed the greater of $25,000 or 10% of all benefits for any NEO, except as follows: (i) for Mr. Calhoun, $514,285 for use of the Company aircraft; (ii) for Mr. West, $139,273 for use of the Company and leased aircraft; (iii) for Ms. Pope, $446,602 for relocation assistance; (iv) for Mr. Deal, $153,590 for use of the Company aircraft; and (v) for Mr. Colbert, $65,310 for use of the Company aircraft.

(8)

As discussed in the section entitled “—Perquisites and Other Executive Benefits” on page 247 of this proxy statement/prospectus, the amounts attributable to perquisites and other personal benefits reported in this column for Messrs. Calhoun, West, Deal and Colbert for 2022 and 2021, and the resulting “Total All Other Compensation” amounts previously reported for those years, have been revised as set forth below to reflect certain aircraft usage and other travel expenses that were not previously classified as perquisites by the Company. No changes were made to the amounts previously reported for life insurance premiums, tax reimbursements and Company contributions to retirement plans.

Name		Perquisites and Other Personal Benefits ($)		Life Insurance Premiums ($)	Tax Reimbursements	Company Contributions to Retirement Plans ($)	Total All Other Compensation ($)
David L. Calhoun	2022	369,869	(a)	3,780	—	404,729	778,378
	2021	213,111	(a)	3,780	14,679	154,000	385,570
Brian J. West	2022	303,707	(b)	2,700	—	150,350	456,757
	2021	179,039	(b)	900	—	24,977	204,916
Stanley A. Deal	2022	136,305	(c)	2,970	—	222,121	361,396
	2021	94,424	(c)	2,970	33,186	154,787	285,367
Theodore Colbert III	2022	116,034	(d)	2,621	—	307,191	425,846
	2021	58,504	(d)	2,363	—	102,765	163,632

(a)

For Mr. Calhoun, amounts reported for perquisites for 2022 and 2021 have been revised to include additional incremental costs of (a) $92,965 and $49,350, respectively, for use of Company aircraft; and (b) $23,817 and $22,455, respectively, for ground transportation services, lodging, meals and incidental expenses, and (for 2021 only) relocation-related expenses.

(b)

For Mr. West, amounts reported for perquisites for 2022 and 2021 have been revised to include additional incremental costs of (a) $146,085 and $103,500, respectively, for use of Company, leased and charter aircraft and (for 2022 only) commercial air travel; and (b) $17,732 and $17,057, respectively, for ground transportation services, lodging, meals and incidental expenses.

(c)

For Mr. Deal, amounts reported for perquisites for 2022 and 2021 have been revised to include additional incremental costs of (a) $43,686 and $31,192, respectively, for use of Company aircraft; and (b) $2,006 and $649, respectively, for ground transportation services and (for 2021 only) meals and incidental expenses.

(d)

For Mr. Colbert, amounts reported for perquisites for 2022 and 2021 have been revised to include additional incremental costs of (a) $67,957 and $10,785, respectively, for use of Company and (for 2022 only) leased aircraft; and (b) $22,160 and $2,308, respectively, for ground transportation services, meals and incidental expenses, and (for 2022 only) lodging.

2023 Grants of Plan-Based Awards

The following table provides information for each of our NEOs regarding 2023 annual and long-term incentive award opportunities, including the range of potential payouts under our incentive plans. Specifically, the table presents the 2023 grants of annual incentive awards, RSUs (including our CEO’s special matching RSU award) and PRSUs.

Name	Type of Award	Grant Date	Committee Action Date(1)	Estimated Future Payouts Under Non-Equity Incentive Plan Awards(2)		Estimated Future Payouts Under Equity Incentive Plan Awards			All Other Stock Awards: Number of Shares of Stock or Units (#)	Grant Date Fair Value of Stock Awards ($)(3)
				Target ($)	Maximum ($)	Threshold (#)	Target (#)	Maximum (#)
David L. Calhoun	Annual Incentive	—	—	2,800,000	5,600,000	—	—	—	—	—
	RSUs	02/16/2023	02/16/2023	—	—	—	—	—	44,613	9,562,500
	PRSUs	02/16/2023	02/16/2023	—	—	27,264	54,527	109,054	54,527	15,310,625	(3)
	Matching RSUs	02/16/2023	02/16/2023	—	—	—	—	—	25,000	5,358,625
Brian J. West	Annual Incentive	—	—	1,100,000	2,200,000	—	—	—	—	—
	RSUs	02/16/2023	02/15/2023	—	—	—	—	—	16,795	3,600,000
	PRSUs	02/16/2023	02/15/2023	—	—	10,264	20,528	41,056	20,528	5,764,000	(3)
Stephanie F. Pope	Annual Incentive	—	—	1,000,000	2,000,000	—	—	—	—	—
	RSUs	02/16/2023	02/15/2023	—	—	—	—	—	11,547	2,475,000
	PRSUs	02/16/2023	02/15/2023	—	—	7,057	14,113	28,226	14,113	3,962,750	(3)
Stanley A. Deal	Annual Incentive	—	—	1,500,000	3,000,000	—	—	—	—	—
	RSUs	02/16/2023	02/15/2023	—	—	—	—	—	17,635	3,780,000
	PRSUs	02/16/2023	02/15/2023	—	—	10,777	21,554	43,108	21,554	6,052,200	(3)
Theodore Colbert III	Annual Incentive	—	—	1,000,000	2,000,000	—	—	—	—	—
	RSUs	02/16/2023	02/15/2023	—	—	—	—	—	12,597	2,700,000
	PRSUs	02/16/2023	02/15/2023	—	—	7,698	15,396	30,792	15,396	4,323,000	(3)

(1)

RSU and PRSU awards were approved by the Compensation Committee for all executive officers other than our CEO on February 15, 2023, with a grant date of February 16, 2023 (the day of our full Board meeting). Mr. Calhoun’s RSU and PRSU awards were approved and granted by the Board effective February 16, 2023.

(2)	Payouts of annual incentive awards may range from $0 to the applicable maximum as set forth above. Therefore, we have omitted the “Threshold” column.
(3)

For each NEO, the amounts shown represent the grant date fair value of the RSUs and PRSUs granted during 2023, computed in accordance with FASB ASC Topic 718, excluding the effect of estimated forfeitures. Assumptions used in the calculation of these amounts are referenced in footnote 3 to the Summary Compensation Table. These amounts have not been paid to or realized by the executive. There is no guarantee that, if and when these RSUs and PRSUs vest, they will have this value.

Annual Incentive Awards

The amounts shown for annual incentive awards represent the target and maximum amounts of annual cash incentive compensation that, depending on total Company, business unit and individual performance, might have been paid to each NEO for 2023 performance. The actual amount paid for 2023 is included in the “Non-Equity Incentive Plan Compensation” column and corresponding footnote of the Summary Compensation Table on page 252 of this proxy statement/prospectus.

Annual incentive awards, if payable, may be deferred at the election of the executive. If employment is terminated due to death, long-term disability, layoff or retirement during the year, the executive (or beneficiary) remains eligible to receive a payout based on actual eligible earnings during the year. Upon any other type of employment termination, all rights to the annual incentive awards would terminate completely.

Restricted Stock Units and Performance Restricted Stock Units

The amounts shown for RSUs and PRSUs represent the number of each that was awarded to each NEO in 2023. The grant date fair value of the RSUs and PRSUs was determined in accordance with FASB ASC Topic 718, calculated by reference to the average of the high and low per share trading prices for Boeing Common Stock on the grant date.

RSUs granted as part of our long-term incentive program vest and settle on a one-for-one basis in shares of stock on the third anniversary of the grant date provided the executive remains employed through the vesting date, with limited exceptions for earlier terminations due to retirement, layoff, death and long-term disability. Our PRSUs are subject to similar terms, provided that the number of PRSUs that will vest on the third anniversary of the grant date may range from 0% to 200% of the target number of units granted, based on our achievement of pre-set cumulative free cash flow goals during the 2023-2025 performance period.

Executives who terminate employment due to retirement or layoff after attaining at least age 62 with one year of service are eligible to continue vesting in their entire RSU and PRSU awards, which will be settled (to the extent earned, with respect to the PRSUs) on the third anniversary of the grant date. Executives who terminate employment due to death or long-term disability fully vest in their entire RSU and PRSU awards, which will be settled as soon as administratively practicable following termination, with respect to RSUs, or following the end of the performance period to the extent earned, with respect to the PRSUs. Executives who terminate employment due to retirement after attaining at least age 55 with ten years of service, or layoff prior to attaining age 62 with one year of service, are eligible to vest in a pro-rated portion of their RSU award based on months of employment during the three-year vesting period, which portion will be settled (to the extent earned, with respect to the PRSUs) on the third anniversary of the grant date.

RSUs granted outside our long-term incentive program may have different vesting terms than those described above. Our CEO was issued a special award of 25,000 RSUs on February 16, 2023 that matched the number of shares of Boeing Common Stock he voluntarily purchased in November 2022. This award is described in more detail in the section entitled “—2021-2023 Long-Term Incentive Program” on page 228 of this proxy statement/prospectus.

Outstanding Equity Awards at 2023 Fiscal Year-End

The following table provides information regarding outstanding stock options and unvested stock awards held by each of our NEOs as of December 31, 2023. Market values for outstanding stock awards, which include 2023 grants and prior-year grants, are based on the closing price of Boeing Common Stock on December 31, 2023, or $260.66.

	Option Awards						Stock Awards
Name	Grant Year	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable		Option Exercise Price ($)	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested (#)(1)		Market Value of Shares or Units of Stock That Have Not Vested ($)	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested (#)(2)	Equity Incentive Plan Awards: Market Value of Unearned Shares, Units or Other Rights That Have Not Vested ($)(2)
David L. Calhoun	2022	—	102,360	(3)	260.98	2/16/2032	—		—	—	—
	2021	—	107,195	(4)	258.83	2/17/2031	—		—	—	—
	—	—	—		—	—	140,871	(5)	36,719,435	54,527	14,213,008
Brian J. West	2022	—	36,127	(3)	260.98	2/16/2032	—		—	—	—
	2021	—	40,322	(6)	263.57	8/27/2031	—		—	—	—
	—	—	—		—	—	44,248	(7)	11,533,684	20,528	5,350,829
Stephanie F. Pope	2022	—	13,681	(8)	228.84	4/1/2032	—		—	—	—
	2021	—	6,000	(9)	220.54	9/24/2031	—		—	—	—
	—	—	—		—	—	29,266	(10)	7,628,476	14,113	3,678,695
Stanley A. Deal	2022	—	33,718	(3)	260.98	2/16/2032	—		—	—	—
	2021	—	31,488	(4)	258.83	2/17/2031	—		—	—	—
	—	—	—		—	—	44,865	(11)	11,694,511	21,554	5,618,266
Theodore Colbert III	2022	—	24,084	(3)	260.98	2/16/2032	—		—	—	—
	2021	—	23,449	(4)	258.83	2/17/2031	—		—	—	—
	—	—	—		—	—	29,906	(12)	7,795,298	15,396	4,013,122

(1)

Reflects the aggregate number of unvested RSUs held by each NEO as of December 31, 2023. For Mr. Deal, the amount shown in this column also includes the aggregate number of Career Shares held as of December 31, 2023 (4,320 unvested Career Shares with a market value of $1,126,051). Career Shares, which were granted prior to 2006, vest upon termination of employment due to retirement, death, long-term disability or layoff and are paid out in stock upon vesting. Career Shares and RSUs are eligible to earn dividend equivalents that accrue in the form of additional Career Shares or RSUs, as applicable, and are subject to the same vesting and distribution conditions as may be applicable to the underlying award.

(2)	Assumes performance at target for PRSUs granted in 2023, that will vest on February 17, 2026 and pay out between 0% and 200% of the target number of units granted, dependent on performance.
(3)	Reflects a premium-priced stock option to purchase the listed number of shares that will vest on February 16, 2025.
(4)	Reflects a premium-priced stock option to purchase the listed number of shares that vested on February 17, 2024.
(5)

Reflects (a) 12,500 RSUs that vested on February 16, 2024; (b) 35,588 RSUs that vested on February 20, 2024; (c) 50,002 RSUs that vest on February 18, 2025; and (c) 42,782 RSUs that vest on February 17, 2026 (reflecting the portion of the RSUs granted to Mr. Calhoun on February 16, 2023 that remain outstanding following the withholding of 1,831 shares in late 2023 to satisfy FICA payroll taxes and related income taxes due on this award in connection with Mr. Calhoun’s retirement eligibility; these vested shares are included in the total number of shares acquired upon vesting reported in the Option Exercises and Stock Vested table on page 258 of this proxy statement/prospectus). Mr. Calhoun is retirement-eligible with respect to his long-term incentive awards because he has attained the age of 62 with at least one year of service.

(6)	Reflects a premium-priced stock option to purchase the listed number of shares that will vest on August 27, 2024.
(7)	Reflects (a) 13,658 RSUs that vest on August 27, 2024; (b) 13,795 RSUs that vest on February 18, 2025; and (c) 16,795 RSUs that vest on February 17, 2026.
(8)	Reflects a premium-priced stock option to purchase the listed number of shares that will vest on April 1, 2025.
(9)	Reflects a stock option to purchase the listed number of shares that will vest on September 24, 2024.

(10)

Reflects (a) 2,500 RSUs that vested on January 16, 2024; (b) 2,394 RSUs that vested on February 20, 2024; (c) 2,500 RSUs that vest on January 15, 2025; (d) 5,081 RSUs that vest on February 18, 2025; (e) 5,244 RSUs that vest on April 1, 2025; and (f) 11,547 RSUs that vest on February 17, 2026.

(11)

Reflects (a) 4,320 Career Shares that vest as described in footnote (1) above; (b) 10,511 RSUs that vested on February 20, 2024 (reflecting the portion of the RSUs granted to Mr. Deal on February 20, 2021 that remain outstanding following the withholding of 135 shares in late 2023 to satisfy FICA payroll taxes and related income taxes due on a portion of this award in connection with Mr. Deal’s retirement eligibility); (c) 12,581 RSUs that vest on February 18, 2025 (reflecting the portion of the RSUs granted to Mr. Deal on February 16, 2022 that remain outstanding following the withholding of 160 shares in late 2023 to satisfy FICA payroll taxes and related income taxes due on a portion of this award in connection with Mr. Deal’s retirement eligibility); and (d) 17,452 RSUs that vest on February 17, 2026 (reflecting the portion of the RSUs granted to Mr. Deal on February 16, 2023 that remain outstanding following the withholding of 183 shares in late 2023 to satisfy FICA payroll taxes and related income taxes due on a portion of this award in connection with Mr. Deal’s retirement eligibility). RSUs that were withheld in 2023 to satisfy FICA payroll taxes and related income taxes in connection with Mr. Deal’s retirement eligibility are included in the total number of shares acquired upon vesting reported in the Option Exercises and Stock Vested table below. Mr. Deal is retirement-eligible with respect to his long-term incentive awards because he has attained the age of 55 with at least ten years of service.

(12)	Reflects (a) 8,113 RSUs that vested on February 20, 2024; (b) 9,196 RSUs that vest on February 18, 2025; and (c) 12,597 RSUs that vest on February 17, 2026.

Option Exercises and Stock Vested

The following table provides information for each of our NEOs regarding vesting of stock awards during 2023, except for Mr. West, who did not vest in any stock awards during the year. No stock options were exercised by our NEOs during the year.

	Stock Awards
Name	Number of Shares Acquired on Vesting (#)(1)	Value Realized on Vesting ($)(2)
David L. Calhoun	17,974	3,648,253
Stephanie F. Pope	2,145	512,936
Stanley A. Deal	3,916	797,604
Theodore Colbert III	2,217	442,358

(1)

Consists of RSUs that vested during 2023, including shares withheld for payment of applicable taxes associated with vesting, as well as shares withheld from Messrs. Calhoun’s and Deal’s unvested RSU awards to satisfy FICA payroll taxes and related income taxes due in connection with the executive’s retirement eligibility.

(2)	Calculated based on the average of the high and low prices of a share of Boeing Common Stock on the date of vesting.

2023 Pension Benefits

Ms. Pope and Mr. Deal have earned benefits under the following pension plans:

•	the PVP, a qualified defined benefit plan generally available to salaried U.S. employees hired before 2009 who were not covered by certain collective bargaining agreements; and

•	the DB SERP, an unfunded nonqualified defined benefit plan generally available to executives hired before 2008 and salaried U.S. employees hired before 2009 who have a PVP benefit.

Benefits ceased to accrue under each of these plans at the end of 2015. The following table provides information as of December 31, 2023 with respect to accumulated benefits under each of these plans and arrangements. Messrs. Calhoun, West and Colbert have no pension benefits under our defined benefit pension plans.

Name	Plan Name	Number of Years of Credited Service (#)(1)	Present Value of Accumulated Benefit ($)(2)	Payments During Last Fiscal Yr ($)
Stephanie F. Pope	Pension Value Plan	21.58	441,260	—
	DB SERP	21.58	613,079	—
Stanley A. Deal	Pension Value Plan	28.06	939,713	—
	DB SERP	28.06	2,898,460	—

(1)

As of December 31, 2015, plan participants no longer accrue additional years of credited service, except in order to determine early retirement eligibility. The years of actual Company service as of December 31, 2023 are as follows: Ms. Pope, 29 years, and Mr. Deal, 36 years.

(2)

Present values were calculated assuming no pre-retirement mortality or termination. The values for the PVP and the DB SERP are the actuarial present values as of December 31, 2023 of the benefits earned as of that date and payable as a single life annuity beginning at age 65 for the PVP and age 62 for the DB SERP supplemental target benefit. The discount assumption is 5.04% for the PVP and 5.02% for the DB SERP. The post-retirement mortality assumption is Boeing specific mortality for the PVP and DB SERP. In order to determine changes in pension values for the Summary Compensation Table, the values of these benefits were also calculated as of December 31, 2022. For the values as of December 31, 2022, the discount assumption was 5.36% for the PVP and 5.34% for the DB SERP, which were the assumptions used for financial reporting purposes for 2022. Other assumptions used to determine the value as of December 31, 2022 were the same as those used for December 31, 2023. The assumptions reflected in this footnote are the same as those used for the PVP and the DB SERP for financial reporting purposes.

The amount of the PVP benefit is based on the participant’s pay and service through the end of 2015. PVP participants earned annual benefit credits prior to the ceasing of accruals. Interest credits on the account balance continue to be applied based on the yield of the 30-year U.S. Treasury bond in effect during November of the previous year, except that the rate may not be lower than 5% or higher than 10%. Normal retirement age under the PVP is 65, and pension benefits vested after three years of service. Several forms of payment are available to participants, including a single lump sum. To determine a participant’s annual pension benefit upon retirement from the Company, the participant’s accumulated benefit credits are divided by a conversion factor of 11. Participants who have at least ten years of service and are at least age 55, or at least one year of service and are at least age 62, are eligible for early retirement. Enhanced early retirement benefits are available to participants on amounts that accrued during 2014 and 2015, and early retirement benefits are retained for amounts transferred to the PVP from certain heritage plans. Only Mr. Deal was eligible for early retirement during 2023. Participants who terminate employment before they are eligible for early retirement will receive a reduced benefit depending on the age at which they begin to receive the benefit. The reduced benefit is determined by dividing the accumulated benefit credits by 11 plus 0.4 for each year before age 65 that the benefit commences. For example, the factor for benefit commencement at age 60 for a participant whose employment terminates before retirement is 13 rather than 11.

The DB SERP provides an excess benefit equal to additional amounts the PVP would have paid absent limitations mandated by U.S. federal tax laws. For participants hired before 2008, including Ms. Pope and Mr. Deal, the DB SERP pays the greater of the excess benefit or a supplemental target benefit that may enhance the benefits that would otherwise have been received under the PVP absent these limitations. Unmarried participants receive the DB SERP benefit as a single life annuity. Married participants can elect to receive the DB SERP benefit as a single life annuity or a 50%, 75% or 100% joint and survivor annuity that is actuarially equivalent to the single life annuity. Under the DB SERP, the supplemental target benefit would be reduced 0.25% for each month the participant retires prior to age 62 and 0.5% for each month the benefit commences prior to age 65 if the participant terminates employment prior to being eligible for early retirement. The DB SERP benefits are subject to forfeiture and clawback for five years following an executive’s termination if the executive is determined to be in competition with a significant aspect of our business or commits certain criminal acts. DB SERP benefits accrued after 2007 are also subject to forfeiture and clawback if the executive solicits or attempts to solicit our employees, representatives or consultants to work for the executive or a third party without our consent, or disparages us, our products or our employees.

2023 Nonqualified Deferred Compensation

Executive Supplemental Savings Plan

Our Executive SSP is an unfunded nonqualified defined contribution plan that is intended to supplement the retirement benefits of eligible executives under our 401(k) plan. Effective January 1, 2022, account balances under our Deferred Compensation Plan for Employees (an unfunded nonqualified defined contribution plan which was frozen to new contributions as of December 31, 2018) were also merged into the Executive SSP.

Under the Executive SSP, eligible executives may make base salary deferrals and receive Company matching contributions on base salary deferrals that would otherwise exceed Internal Revenue Code limits under our 401(k) plan.

The Executive SSP also allows eligible executives to make additional deferrals from base salary and annual incentive compensation unrelated to their 401(k) plan deferrals. Additional base salary deferrals are not matched; however, the Company provides a dollar-for-dollar match on the first 10% of annual incentive compensation deferred.

Finally, for 2023, the Company made a contribution of a flat 2% of base pay and annual cash incentives paid to each eligible executive during the year, provided the executive was employed through the end of the applicable year or terminated earlier during the year due to layoff, retirement, disability or death. For 2023, this contribution was made to eligible participant accounts in early 2024. We do not expect this contribution to be made in future years.

Notional investment elections available for all account balances under the Executive SSP include an interest-bearing account and other investment funds that track most of the funds available to employees under our 401(k) plan (including the unitized Boeing Common Stock fund). The interest-bearing account is credited with interest daily at a rate that is equal to the mean between the high and the low yields on AA-rated industrial bonds as reported by Moody’s Investors Service, Inc. during the first 11 months of the preceding year, rounded to the nearest 1/4 of one percent. The rate was 4.0% for 2023 and is 5.0% for 2024. Executives may change how deferrals are invested in the funds at any time, subject to insider trading rules and other plan restrictions that limit the transfer of funds into or out of the Boeing Common Stock fund. Payments to an executive under the Executive SSP (which will be either one lump sum payment or annual payments over two to 15 years based on the executive’s election) begin on the later of (1) the January following the age the executive elected and (2) the January after the executive separates from service, as defined in the Executive SSP (generally, when the executive’s employment with us ends). Annual payments are calculated based on the number of years of remaining payments.

Benefits attributable to age-based contributions made on or after January 1, 2017 (as well as certain benefits accrued under a feature of the Executive SSP known as the DC SERP, which was terminated for most executive officers, including all our NEOS, as of January 1, 2020) are subject to forfeiture and clawback if the executive (1) is determined to be in competition with a significant aspect of our business, (2) commits certain criminal acts, (3) solicits or attempts to solicit our employees, representatives or consultants to work for the executive or a third party without our consent, (4) disparages us, our products or our employees or (5) uses or discloses the Company’s proprietary or confidential information. These forfeiture and clawback provisions continue to apply for five years after the executive’s termination of employment.

2023 Deferred Compensation Table

The following table provides information regarding aggregate executive and Company contributions, aggregate earnings for 2023 and year-end account balances under the Executive SSP for our NEOs. The table also provides information regarding Mr. Calhoun’s year-end account balance under the Deferred Compensation Plan for Directors, attributable to contributions he received while serving as a nonemployee director.

Name	Plan Name	Executive Contributions in Last FY ($)(1)	Company Contributions in Last FY ($)(2)	Aggregate Earnings in Last FY ($)(3)	Aggregate Balance at Last FYE ($)(4)
David L. Calhoun	Executive Supplemental Savings Plan	2,249,618	546,300	469,896	4,789,891
	Deferred Compensation Plan for Directors	—	—	1,833,229	6,809,742
Brian J. West	Executive Supplemental Savings Plan	202,353	249,215	17,976	612,573
Stephanie F. Pope	Executive Supplemental Savings Plan	192,867	237,832	36,366	1,083,969
Stanley A. Deal	Executive Supplemental Savings Plan	319,925	310,175	2,225,234	12,080,877
Theodore Colbert III	Executive Supplemental Savings Plan	158,030	196,027	83,256	2,292,502

(1)	Amounts reflect elective deferrals of 2023 salary and annual incentives.
(2)	Amounts reflect Company contributions under the Executive SSP.
(3)	Amounts reflect interest credited on interest-bearing account holdings and change in value of other investment holdings.
(4)

Reflects year-end account balances of deferred compensation, including deferrals of certain equity awards granted or earned prior to 2006. For Mr. Calhoun, this column includes the value of deferred stock units he received while serving as a nonemployee director. This column also includes certain Executive SSP contributions attributable to 2023 that were actually allocated to participant accounts in early 2024.

Of the amounts in this column, the following amounts were also included in the “Total” column of the Summary Compensation Table for 2023 and prior years:

Name	Plan Name	Reported for 2023 ($)	Reported for years prior to 2023 ($)	Total ($)
David L. Calhoun	Executive Supplemental Savings Plan	2,795,918	1,605,742	4,401,660
Brian J. West	Executive Supplemental Savings Plan	451,568	189,350	640,918
Stephanie F. Pope	Executive Supplemental Savings Plan	430,699	—	430,699
Stanley A. Deal	Executive Supplemental Savings Plan	630,100	1,759,805	2,389,905
Theodore Colbert III	Executive Supplemental Savings Plan	354,057	790,512	1,144,569

Potential Payments upon Termination

Executive Layoff Benefit Plan

Our NEOs are eligible to participate in the Layoff Plan, which provides the following benefits to eligible executives who are terminated involuntarily as a result of a job elimination and meet the other plan requirements for a qualifying layoff:

•	one year of base salary; plus

•	an annual incentive award, subject to Company performance; minus

•	if applicable, any amounts payable pursuant to an individual employment, separation or severance agreement.

Layoff Plan benefits are subject to forfeiture and clawback for five years following an executive’s termination of employment if the executive (1) engages in an activity that is determined to be in competition with a significant aspect of our business, (2) commits certain criminal acts, (3) solicits or attempts to solicit our employees, representatives or consultants to work for the executive or a third party without our consent, (4) disparages us, our products or our employees, or (5) uses or discloses the Company’s proprietary or confidential information.

Table I: Estimated Potential Incremental Payments Upon Termination of Employment

Table I sets forth the estimated incremental compensation payable to our NEOs upon termination of employment due to layoff, retirement, long-term disability or death. The amounts shown assume that each such NEO ceased to be employed by the Company as of December 31, 2023, and the price of Boeing Common Stock as of such termination date was the closing price of $260.66 on December 31, 2023.

In the event of termination of employment due to layoff, retirement upon attaining age 55 with ten years of service or age 62 with one year of service, death or long-term disability, each NEO would receive any or all of the following benefits as reflected in Table I:

•	Cash severance pursuant to a qualifying layoff under the Layoff Plan;

•	Either continued vesting (in the event of retirement or layoff upon attaining age 62 with one year of service), pro rata vesting (in the event of layoff, or retirement upon attaining age 55 with ten years of service), or full vesting (in the event of termination due to death or long-term disability) of RSUs, premium-priced stock options and PRSUs granted under the long-term incentive program, with pro rata vesting based on the number of months employed during the applicable three-year vesting period (the value of PRSUs is calculated assuming target performance);

•	Full vesting of any special equity awards (time-vested RSUs or stock options) held by NEOs other than Mr. Calhoun, other than in the case of retirement;

•	Distribution of shares of Boeing Common Stock represented by Career Shares;

•	Continued eligibility for tax preparation services through the calendar year following the year of termination;

•

Provided the executive was enrolled while an active employee, continued eligibility for financial management services for six months following termination due to death, long-term disability, layoff or retirement upon attaining age 62 with one year of service or age 55 with ten years of service;

•	Life insurance benefit equal to three times base salary up to $6 million; and

•	Outplacement and transition services for six months in connection with layoff or retirement upon attaining age 62 with one year of service or age 55 with ten years of service.

Table I excludes the following amounts:

•	Pension and nonqualified deferred compensation benefits, which are set forth in the 2023 Pension Benefits and 2023 Nonqualified Deferred Compensation tables starting on page 261; and

•	Benefits generally available to salaried employees, such as distributions under our 401(k) plan, certain long-term disability benefits and accrued vacation.

Name and Benefits	Layoff ($)	Retirement ($)(1)	Long-Term Disability ($)	Death ($)
David L. Calhoun
Cash Severance	3,920,000	—	—	—
RSUs	36,719,379	30,202,879	36,719,379	36,719,379
PRSUs	14,212,898	14,212,898	14,212,898	14,212,898
Options	196,167	196,167	196,167	196,167
Life Insurance Death Benefit	—	—	—	4,200,000
Tax Preparation Services	8,300	8,300	8,300	8,300
Financial Management Services	3,350	3,350	3,350	3,350
Outplacement and Transition Services	52,725	52,725	—	—
Brian J. West
Cash Severance	1,990,000	—	—	—
RSUs	6,973,507	—	11,533,612	11,533,612
PRSUs	1,486,317	—	5,350,738	5,350,738
Life Insurance Death Benefit	—	—	—	3,000,000
Tax Preparation Services	8,300	—	8,300	8,300
Financial Management Services	3,350	—	3,350	3,350
Outplacement and Transition Services	52,725	—	—	—

Name and Benefits	Layoff ($)	Retirement ($)(1)	Long-Term Disability ($)	Death ($)
Stephanie F. Pope
Cash Severance	2,190,000	—	—	—
RSUs	4,261,230	—	7,628,378	7,628,378
PRSUs	1,021,843	—	3,678,633	3,678,633
Options	567,217	—	676,049	676,049
Life Insurance Death Benefit	—	—	—	3,000,000
Tax Preparation Services	8,300	—	8,300	8,300
Outplacement and Transition Services	52,725	—	—	—
Stanley A. Deal
Cash Severance	2,180,000	—	—	—
RSUs/Career Shares	7,035,741	2,050,847	4,549,141	4,549,141
PRSUs	1,560,633	1,560,633	5,618,275	5,618,275
Options	54,422	54,422	57,623	57,623
Life Insurance Death Benefit	—	—	—	3,300,000
Tax Preparation Services	15,000	15,000	15,000	15,000
Outplacement and Transition Services	52,725	52,275	—	—
Theodore Colbert III
Cash Severance	1,800,000	—	—	—
RSUs	4,374,197	—	7,795,236	7,795,236
PRSUs	1,114,738	—	4,013,054	4,013,054
Options	40,528	—	42,912	42,912
Life Insurance Death Benefit	—	—	—	3,000,000
Tax Preparation Services	8,300	—	8,300	8,300
Financial Management Services	3,350	—	3,350	3,350
Outplacement and Transition Services	52,725	—	—	—

(1)	Of our NEOs, Messrs. Calhoun and Deal were retirement-eligible as of December 31, 2023 (defined as at least age 55 with ten years of service, or age 62 with one year of service).

Table II: Estimated Potential Annual DB SERP Payments Upon Termination of Employment

Table II below shows the estimated DB SERP benefits payable for the employment termination reasons given in the corresponding columns for each of the listed NEOs. PVP payments, which are generally available to salaried employees hired before 2009, are not set forth in the table below. There are no additional disability benefits provided under the DB SERP.

Table II shows the annual DB SERP annuity that would have been received after a termination of employment on December 31, 2023; expressed as a life annuity and the present value of such annuity benefit (based on the same factors used for the 2023 Pension Benefits table on page 259 of this proxy statement/prospectus). The present value of Mr. Deal’s benefits were calculated assuming a benefit commencement date of January 1, 2023. The value of Ms. Pope’s benefits were calculated assuming a benefit commencement date of age 55. Messrs. Calhoun, Colbert and West have no pension benefits under Company defined benefit pension plans.

Name	Benefit Payable Upon Termination Due to Retirement, Layoff or Disability(1) Annuity/Present Value		Death Benefit Payable to Spouse(2) Annuity/Present Value
Stephanie F. Pope	$24,894/$322,250	(3)	N/A
Stanley A. Deal	$225,387/$3,141,095		$202,668/$2,714,706

(1)

Mr. Deal was eligible for retirement benefits under the DB SERP as of December 31, 2023. Ms. Pope is not eligible to commence benefits under the DB SERP; however, if she was laid off, she would commence her benefit at age 55 using the early retirement reduction factors as if retiring from active status.

(2)

If the participant dies while an active employee and eligible for retirement, the death benefit paid is a 100% surviving spouse annuity. If the participant is an active employee and not eligible for retirement, the death benefit is a 50% surviving spouse annuity. Surviving spouse annuities commence as of the month after death.

(3)

The DB SERP provides that if a participant is laid off on or after age 49 with at least ten years of service, the benefit payable at age 55 will be calculated using the more generous factors for early retirement from active employment. If Ms. Pope were laid off as of December 31, 2023, this layoff provision would have applied to her DB SERP and, at age 55, she would be paid $55,796 annually. The present value of that annuity would be $722,267.

Pay Ratio

As required by Section 953(b) of the Dodd-Frank Wall Street Reform and Consumer Protection Act and Item 402(u) of Regulation S-K, we are providing the following information about the relationship of the median of the annual total compensation of our employees and the annual total compensation of our CEO.

For 2023, the annual total compensation of our median employee was $119,873, and the annual total compensation of our CEO, Mr. Calhoun, was $32,770,519 as reported in the Summary Compensation Table on page 252. Based on this information, we estimated that our CEO’s 2023 total compensation was approximately 273 times that of our median employee. The median employee’s 2023 total compensation was calculated in the same manner as would be required by Item 402(c)(2)(x) of Regulation S-K if the employee was a NEO for 2023.

We have elected to identify our median employee every three years, unless a significant change in our employee population or employee compensation arrangements has occurred. As required by SEC rules, we conducted our median employee analysis again in 2023 after three years from our most recent determination. Our median employee was identified for the twelve-month period ending September 30, 2023, based on our full-time, part-time and temporary employees (including employees of our consolidated subsidiaries) in the U.S. and all foreign jurisdictions in which we have employees other than Argentina, Azerbaijan, Bahrain, Belgium, Brunei, Chile, Colombia, Czech Republic, Denmark, Dominican Republic, Egypt, Ethiopia, Finland, France, Germany, Hong Kong, Hungary, Iceland, Indonesia, Iraq, Ireland, Israel, Italy, Kazakhstan, Kenya, Kuwait, Luxembourg, Malaysia, Mexico, Mongolia, Morocco, Netherlands, Norway, Oman, Panama, Philippines, Poland, Qatar,

Romania, Russia, Saudi Arabia, South Africa, South Korea, Spain, Sweden, Switzerland, Taiwan, Tanzania, Thailand, Turkey, United Arab Emirates, United Kingdom, Uzbekistan and Vietnam. These excluded employees represented less than 5% of our total employees (7,777 employees in total), consistent with the SEC’s de minimis exclusion guidance. The total employee population included for purposes of identifying our median employee was approximately 154,360.

We then determined each included employee’s federal taxable wages (or its equivalent for non-U.S. employees) for the twelve-month period noted above, as reflected in our payroll records and systems. We identified our median employee from our employee population based on this compensation measure.

Given the different methodologies that various public companies will use to determine an estimate of their pay ratio, the estimated ratio reported above should not be used as a basis for comparison between companies.

Pay Versus Performance

As required by Section 953(a) of the Dodd-Frank Wall Street Reform and Consumer Protection Act and Item 402(v) of Regulation S-K, we are providing the following information about the relationship between executive compensation actually paid and the Company’s financial performance.

Required Tabular Disclosure of Compensation Actually Paid versus Performance

The following table discloses information about “compensation actually paid” (“CAP”) to our principal executive officers (“PEOs”) and (on average) to our other NEOs (“non-PEO NEOs”) during the specified years alongside total stockholder return (“TSR”) and net income metrics, as well as a Company-selected measure of free cash flow. The Company selected this measure as the most important in linking compensation actually paid to our NEOs for 2023 to Company performance, as free cash flow was the predominant metric used in our 2023 annual incentive plan.

	Summary Compensation Table (SCT) Total for PEO ($)(1)		Compensation Actually Paid (CAP) to PEO ($)(2)		Average Summary Compensation Table Total for Non-PEO NEOs(3)	Average Compensation Actually Paid to Non-PEO NEOs(4)	Value of Initial Fixed $100 Investment Based On:		Net Income ($mm)(6)	Free Cash Flow ($mm)(7)
	PEO	Interim PEO	PEO	Interim PEO			Company TSR ($)(5)	S&P 500 A&D Industry Index TSR ($)(5)
2023	$32,770,519	n/a	$44,395,006	n/a	$10,767,252	$13,450,637	$80.49	$119.09	(2,222)	4,433
2022	$22,597,178	n/a	$15,203,730	n/a	$7,337,949	$5,790,734	$58.82	$111.54	(4,935)	2,000
2021	$21,167,410	n/a	$17,795,369	n/a	$6,148,165	$4,853,054	$62.17	$95.03	(4,202)	(4,396)
2020	$21,074,052	$5,221,778	$14,363,337	($3,265,552)	$4,904,755	$2,553,749	$66.10	$83.94	(11,873)	(19,713)

(1)

Reflects the total compensation of our current CEO, David Calhoun, who is our PEO, and Gregory Smith, who served as interim CEO for a period of 12 days during 2020, and is therefore included in this table as an additional PEO in accordance with SEC rules. Amounts shown are as calculated in the Summary Compensation Table (SCT) for each of the years shown (and for Mr. Smith, solely reflect compensation for his service as our CFO, since he received no additional compensation for his service as interim CEO in 2020). The total compensation amounts shown for 2022 and 2021 include corrections made to the totals for those years as described in footnote 8 to the Summary Compensation Table on page 252.

(2)

The dollar amounts shown in these columns reflect “compensation actually paid” to Mr. Calhoun and Mr. Smith, respectively, calculated in accordance with SEC rules. As required, the dollar amounts include (among other items) unpaid amounts of equity compensation that may be realizable in future periods, and as such, the dollar amounts shown do not fully represent the actual final amount of compensation earned or actually paid to either individual during the applicable years. The adjustments made to each of Mr. Calhoun’s and Mr. Smith’s total compensation for each year to determine CAP are shown in the table below (which also includes the adjustments made to calculate average CAP for our non-PEO NEOs, or Other NEOs, who are identified by name and year in footnote 3). For Mr. Smith, information is only included with respect to 2020, the year in which he served as interim CEO.

Reconciliation of SCT Total to CAP Total(a)
	SCT Total		Grant Date Fair Value of Awards Granted During Year(b)		Fair Value of Equity Calculated Using SEC Methodology(c)		Change in Actuarial Value of Pension Benefits During Year		CAP Total
PEO
2023	$32,770,519	-	$30,231,750	+	$41,856,237	-	$0	=	$44,395,006
2022	$22,597,178	-	$17,000,000	+	$9,606,552	-	$0	=	$15,203,730
2021	$21,167,410	-	$16,000,000	+	$12,627,959	-	$0	=	$17,795,369
2020	$21,074,052	-	$20,515,106	+	$13,804,391	-	$0	=	$14,363,337

Interim PEO
2020	$5,221,778	-	$2,565,845	+	($5,510,299)	-	$411,186	=	($3,265,552)

Other NEOs (Average)
2023	$10,767,252	-	$8,164,238	+	$10,961,834	-	$114,211	=	$13,450,637
2022	$7,337,949	-	$4,870,000	+	$3,322,785	-	$0	=	$5,790,734
2021	$6,148,165	-	$4,093,722	+	$2,798,611	-	$0	=	$4,853,054
2020	$4,904,755	-	$2,360,131	+	$481,212	-	$472,087	=	$2,553,749

(a)

As shown in these tables, the CAP totals represent the SCT figure for the applicable year, but adjusted as required by SEC rules to (1) include the fair value of current and prior year equity awards that are outstanding, vested or forfeited during the applicable year, instead of the grant date value of awards granted during the applicable year, and (2) exclude any positive aggregate change in the actuarial present value of all defined benefit pension plan benefits for the applicable year. For the group of Other NEOs, averages of the foregoing amounts were used. We note the SEC rules also require CAP to include any actuarially determined service cost or prior service cost under pension plans for services rendered by the executive during the applicable year. However, our executives who participate in our defined benefit plans ceased accruing service credit under those plans when they were frozen at the end of 2015; thus, there is no longer service or prior service cost and no adjustment is required for this element.

(b)

Amounts disclosed in this column represent the total of the amounts reported in the Stock Awards and Option Awards columns of the SCT for the applicable year. For the group of Other NEOs, averages of the foregoing amounts were used.

(c)

The fair value of equity component of the CAP calculation was determined in accordance with SEC methodology for this disclosure. Unlike the SCT (on page 252), which requires us to show the grant date fair value of equity awards granted during the applicable year, the CAP table requires us to calculate equity fair value as follows:

•	for awards granted during the applicable year (and which are still outstanding), the year-end value; plus

•	for awards granted during prior years that were still outstanding as of the applicable year-end, the change in value as of the applicable year-end compared against the prior year-end; plus

•	for awards granted in prior years that vested during the applicable year, the change in value as of the vesting date compared against the prior year-end; plus

•	for any awards granted in the applicable year that vested during the applicable year, the value as of the vesting date; plus

•

for any awards that vested during the applicable year, the value of any dividend equivalents that accrued during the vesting period with respect to those awards and were paid out at the same time as the underlying awards, as of the vesting date; minus

•	for awards granted in prior years that were forfeited during the applicable year, the value as of the prior year-end.

The specific calculations for the CEO, interim CEO and Other NEOs (for this group, calculated as the average) for the relevant years are shown in the table below.

CAP Fair Value of Equity Calculation
	YE Value of Current Year Awards Outstanding as of YE		Change in Value as of YE for Prior Year Awards Outstanding as of YE		Change in Value as of Vesting Date for Prior Year Awards That Vested During the Year		Value as of Vesting Date for Current Year Awards That Vested During the Year*		Value as of Vesting Date for Dividend Equivalents That Vested During the Year		Value as of Prior YE for Prior Year Awards Forfeited During the Year		Value of Equity for CAP Purposes
PEO
2023	$29,180,336	+	$12,126,342	+	$122,179	+	$427,380	+	$0	-	$0	=	$41,856,237
2022	$14,652,897	+	($2,959,585)	+	($92,993)	+	$225,481	+	$0	-	$2,219,249	=	$9,606,552
2021	$13,701,091	+	($1,444,024)	+	$60,047	+	$310,845	+	$0	-	$0	=	$12,627,959
2020	$13,804,391	+	$0	+	$0	+	$0	+	$0	-	$0	=	$13,804,391

Interim PEO
2020	$1,721,648	+	($7,138,752)	+	($400,096)	+	$0	+	$306,901	-	$0	=	($5,510,299)

Other NEOs - CAP Fair Value of Equity Calculation (Average)
2023	$7,583,847	+	$3,327,691	+	$39,635	+	$10,661	+	$0	-	$0	=	$10,961,834
2022	$3,443,174	+	($168,997)	+	$42,641	+	$234,739	+	$52,081	-	$280,852	=	$3,322,785
2021	$2,856,140	+	($477,121)	+	$212,559	+	$145,153	+	$213,322	-	$151,441	=	$2,798,611
2020	$2,077,475	+	($1,774,384)	+	($363,489)	+	$0	+	$541,610	-	$0	=	$481,212

*

We generally do not issue equity awards that vest in the year of grant. The amounts shown in this column exclusively reflect the portion of any current year award that was withheld from a current year award to pay FICA payroll tax withholding obligations (and income taxes due on the amounts withheld) due in connection with the executive qualifying as retirement-eligible during the applicable year.

(3)

Reflects the average total compensation of our non-PEO NEOs, as calculated in the SCT for each of the years shown. Our non-PEO NEOs included in the table above are the following individuals: for 2023, Brian West, Stephanie Pope, Stanley Deal and Theodore Colbert III; for 2022, Brian West, Stanley Deal, Theodore Colbert III, Brett Gerry and Leanne Caret; for 2021, Gregory Smith, David Dohnalek, Brian West, Leanne Caret, Theodore Colbert III and Stanley Deal; and for 2020, Michael D’Ambrose, Stanley Deal and Leanne Caret (but excluding Mr. Smith, whose 2020 compensation is included in the interim PEO columns).

(4)

The dollar amounts shown in these columns reflect average “compensation actually paid” to our other NEOs, calculated in accordance with SEC rules. As required, the dollar amounts include (among other items) unpaid amounts of equity compensation that may be realizable in future periods, and as such, the dollar amounts shown do not fully represent the actual average final amount of compensation earned or paid to these individuals during the applicable years. The adjustments made to their average total compensation for each year to determine CAP are shown in the Reconciliation of SCT Total to CAP Total table in footnote 2 above.

(5)

Pursuant to SEC rules, the TSR figures assume an initial investment of $100 on December 31, 2019. As permitted by SEC rules, the peer group referenced for purpose of the TSR comparison is the group of companies included in the S&P 500 Aerospace and Defense Industry Index. The separate peer group used by the Compensation Committee for purposes of determining total direct compensation for our executive officers is described in more detail on page 231.

(6)	Reflects after-tax net income attributable to stockholders prepared in accordance with GAAP for each of the years shown.
(7)

Free cash flow is the financial measure from the tabular list of 2023 Most Important Measures show below, which, in the Company’s assessment, represents for 2023 the most important performance measure used to link compensation actually paid to our CEOs and other NEOs to the Company’s performance. Free cash flow is defined in the section entitled “—Reconciliation of Non-GAAP Financial Measures” on page 270 of this proxy statement/prospectus and is a non-GAAP financial measure.

Required Tabular Disclosure of Most Important Measures Linking Compensation Actually Paid During 2023 to Company Performance

As required, we disclose below the most important measures used by the Company to link compensation actually paid to our NEOs for 2023 to Company performance. For further information regarding these performance metrics and their function in our executive compensation program, please see the section entitled “—Compensation Discussion and Analysis” beginning on page 219 of this proxy statement/prospectus.

2023 Most Important Measures (Unranked)
• Core earnings per share	• Operational performance
• Free cash flow	• Revenue
• Operating earnings

Required Disclosure of the Relationship Between Compensation Actually Paid and Financial Performance Measures

The following graphs further illustrate the relationship between the pay and performance figures that are included in the pay versus performance tabular disclosure above. In addition, the first graph below further illustrates the relationship between Company total stockholder return and that of the S&P 500 Aerospace & Defense Industry Index. As noted above, “compensation actually paid” for purposes of the tabular disclosure and the following graphs were calculated in accordance with SEC rules and do not fully represent the actual final amount of compensation earned by or actually paid to our NEOs during the applicable years.

Reconciliation of Non-GAAP Financial Measures

We supplement the reporting of our financial information determined under GAAP with certain non-GAAP financial information. The non-GAAP financial information presented excludes certain items that may not be indicative of, or are unrelated to, results from our ongoing business operations. We believe that these non-GAAP measures provide investors with additional insight into the company’s ongoing business performance. These non-GAAP measures should not be considered in isolation or as a substitute for the related GAAP measures, and other companies may define such measures differently. We encourage investors to review our financial statements and publicly filed reports in their entirety and not to rely on any single financial measure. Set forth below are definitions of the non-GAAP financial measures used in this proxy statement, as well as tables that reconcile these non-GAAP financial measures with the most directly comparable GAAP financial measures.

Free cash flow is GAAP operating cash flow reduced by capital expenditures for property, plant and equipment. Management believes free cash flow provides investors with an important perspective on the cash available for stockholders, debt repayment, and acquisitions after making the capital investments required to support ongoing business operations and long-term value creation. Free cash flow does not represent the residual cash flow available for discretionary expenditures as it excludes certain mandatory expenditures such as repayment of maturing debt. Management uses free cash flow as a measure to assess both business performance and overall liquidity.

(dollars in millions)
Years ended December 31,	2023	2022
Operating cash flow (GAAP)	$5,960	$3,512
Less additions to property, plant & equipment	($1,527)	($1,222)
Free cash flow (non-GAAP)	$4,433	$2,290

Core operating earnings/(loss) is defined as GAAP earnings/(loss) from operations excluding the FAS/CAS service cost adjustment. The FAS/CAS service cost adjustment represents the difference between the Financial Accounting Standards (FAS) pension and postretirement service costs calculated under GAAP and costs allocated to the business segments. Core earnings/(loss) per share is defined as GAAP diluted earnings/(loss) per share excluding the net earnings/(loss) per share impact of the FAS/CAS service cost adjustment and non-operating pension and post-retirement expenses. Non-operating pension and postretirement expenses represent the components of net periodic benefit costs other than service cost. Pension costs allocated to BDS and BGS businesses supporting government customers are computed in accordance with U.S. Government Cost Accounting Standards (CAS), which employ different actuarial assumptions and accounting conventions than GAAP. CAS costs are allocable to government contracts. Other postretirement benefit costs are allocated to all business segments based on CAS, which is generally based on benefits paid. Management uses core operating earnings/(loss) and core earnings/(loss) per share for purposes of evaluating and forecasting underlying business performance. Management believes these core measures provide investors additional insights into operational performance as they exclude non-service pension and post-retirement costs, which primarily represent costs driven by market factors and costs not allocable to government contracts.

(dollars in millions)
Years ended December 31,	2023	2022
Loss from operations (GAAP)	($773)	($3,519)
FAS/CAS service cost adjustment:
Pension FAS/CAS service cost adjustment	($799)	($849)
Postretirement FAS/CAS service cost adjustment	($257)	($294)
FAS/CAS service cost adjustment	($1,056)	($1,143)
Core operating loss (non-GAAP)	($1,829)	($4,662)

Security Ownership of Certain Beneficial Owners and Management

Directors and Executive Officers

The following table sets forth the beneficial ownership of Boeing Common Stock as of July 31, 2024 of each director and NEO, and all directors and executive officers as a group. The table also sets forth stock units held by such persons pursuant to our compensation and benefit plans. Each director and NEO, and all directors and executive officers as a group, owned less than 1% of the outstanding Boeing stock as of July 31, 2024.

Directors	Shares Beneficially Owned	Stock Units(1)		Total
Robert A. Bradway	—	12,593		12,593
Lynne M. Doughtie	—	3,782		3,782
David L. Gitlin	5	4,193		4,198
Lynn J. Good	483	13,689		14,172
Stayce D. Harris	—	5,580		5,580
Akhil Johri	150	8,035		8,185
David L. Joyce	34	6,042		6,076
Steven M. Mollenkopf	3,767	8,288		12,055
Robert K. Ortberg	—	—		—
John M. Richardson	—	5,050		5,050
Sabrina Soussan	—	1,420		1,420

Named Executive Officers	Shares Beneficially Owned(3)	Stock Units(4)		Total
David L. Calhoun(2)	157,740	197,483		355,223
Theodore Colbert III	58,792	30,879		89,671
Stanley A. Deal	77,217	53,925		131,142
Stephanie F. Pope	8,787	42,545		51,332
Brian J. West	2,406	55,151		57,557
All directors and executive officers as a group (22 people)	163,877	354,935	(5)	518,812

(1)

Consists of stock units credited to the account of the nonemployee director under our Deferred Compensation Plan for Directors. See “Information About Boeing—Compensation of Directors” beginning on page 216 of this proxy statement/prospectus.

(2)	Mr. Calhoun resigned as a director and our President and Chief Executive Officer effective August 8, 2024.
(3)

Includes interests invested in our 401(k) plan’s unitized Boeing stock fund (converted into an equivalent number of shares of Boeing Common Stock based on the value as of July 31, 2024), as well as shares issuable upon the exercise of stock options that are vested as of, or will vest within 60 days of, July 31, 2024 as set forth in the table below.

Number of Shares
David L. Calhoun	107,195
Theodore Colbert III	24,662
Stanley A. Deal	34,048
Stephanie F. Pope	3
Brian J. West	1,218
All directors and executive officers as a group (22 people)	61,847

(4)

Consists of RSUs, Career Shares and deferred units held in the Executive Supplemental Savings Plan that are notionally invested in our 401(k) plan’s unitized Boeing stock fund (converted into an equivalent number of Boeing shares based on the value as of July 31, 2024), if any, held by the NEO.

(5)

Consists of RSUs, Career Shares and deferred units held in the Executive Supplemental Savings Plan that are notionally invested in our 401(k) plan’s unitized Boeing stock fund (converted into an equivalent number of Boeing shares based on the value as of July 31, 2024) held by all directors and executive officers as a group.

Principal Stockholders

The following table sets forth information as to any person known to us to be the beneficial owner of more than 5% of Boeing Common Stock as of the dates indicated in the footnotes below. Information is based on a review of filings made with the SEC on Schedule 13G. As of July 31, 2024, there were 616,223,432 shares of Boeing Common Stock outstanding.

Name and Address	Shares Beneficially Owned		Percent of Stock Outstanding
The Vanguard Group 100 Vanguard Boulevard Malvern, Pennsylvania 19355	48,501,735	(1)	7.9%
BlackRock, Inc. 50 Hudson Yards New York, New York 10001	36,652,729	(2)	5.9%
Newport Trust Company, LLC 1627 Eye Street, NW Suite 950 Washington, DC 20006	32,395,589	(3)	5.3%

(1)

As of December 29, 2023, The Vanguard Group had sole dispositive power with respect to 46,231,762 shares of Boeing Common Stock, shared voting power with respect to 653,920 shares of Boeing Common Stock and shared dispositive power with respect to 2,269,973 shares of Boeing Common Stock.

(2)

As of December 31, 2023, BlackRock, Inc. had sole voting power with respect to 33,875,967 shares of Boeing Common Stock and sole dispositive power with respect to 36,652,729 shares of Boeing Common Stock.

(3)	As of December 31, 2023, Newport Trust Company, LLC had shared dispositive power with respect to 32,395,589 shares of Boeing Common Stock.

Certain Relationships and Related Transactions

Related-Person Transactions

Some of our directors, executive officers, greater than 5% stockholders and their immediate family members may be affiliated with entities with which we do business in the ordinary course. We carry out transactions with these firms on customary terms, and in many instances, our directors and executive officers may not have knowledge of them.

Policies and Procedures

We regularly review transactions with related persons, including sales, purchases, transfers of real estate and personal property, services received or furnished, use of property and equipment by lease or otherwise, borrowings and loans, guarantees, filings of consolidated tax returns and employment arrangements. Under our policies and procedures, related persons include our executive officers, directors, director nominees and holders of more than 5% of our stock, as well as their immediate family members. Any findings are furnished to the Senior Vice President and Controller, who reviews potential related-person transactions for materiality and evaluates the need for disclosure under SEC rules.

In addition, the GPP Committee assesses possible conflicts of interest of directors and executive officers and considers for review and pre-approval or ratification, if applicable, any transaction or proposed transaction required to be disclosed under SEC rules in which Boeing is or is to be a participant and the amount involved exceeds $120,000 and in which a director, director nominee, executive officer or holder of more than 5% of our stock, as well as their immediate family members, has or will have an interest.

Executive officers are also subject to our policies and procedures applicable to all employees, which require them to disclose potential conflicts of interest and the Company to conduct reviews and make determinations with respect to specified transactions. Our Ethics and Business Conduct organization oversees these reviews and determinations, and refers to the GPP Committee for review and approval or ratification possible conflicts of interest involving executive officers. The factors considered in making the determination include the executive officer’s duties and responsibilities and, if the transaction includes another company, (1) the company or business involved in the transaction, including the product lines and market of the company or business; (2) the relationship between us and the other company or business, if any (for example, if the other company is one of our suppliers, customers or competitors); and (3) the relationship between the executive officer or his or her immediate family and the other company or business (for example, owner, co-owner, employee or representative).

Directors are required to disclose to the Chair of the Board or the Chair of the GPP Committee any situation that involves, or may reasonably be expected to involve, a conflict of interest with us, including:

•	engaging in any conduct or activities that would impair our relationship with any person or entity with which we propose to enter into a business or contractual relationship;

•

accepting compensation from us other than compensation associated with his or her activities as a nonemployee director unless such compensation is approved in advance by the Chair of the GPP Committee;

•	receiving improper gifts from persons or entities that deal with us; and

•

using our assets, labor or information for personal use except as outlined in our policies and procedures or unless approved by the Chair of the GPP Committee or as part of a compensation or expense reimbursement program available to all directors.

Directors must recuse themselves from any discussion or decision affecting their personal, business or professional interests. Finally, pursuant to our Corporate Governance Principles, we may not, directly or indirectly, extend or maintain credit or arrange for or renew an extension of credit in the form of a personal loan to or for any director or executive officer.

Certain Transactions

The following transactions were reviewed and considered in light of the policies and procedures discussed above:

BlackRock, Inc. (“BlackRock”) is a beneficial holder of more than 5% of our outstanding common stock according to Amendment No. 7 to the Schedule 13G filed by BlackRock with the SEC on January 29, 2024. In 2023, BlackRock provided investment management services and analytics to The Boeing Company Retirement Plans Master Trust (the “Retirement Plans Trust”) and The Boeing Company Employee Savings Plans Master Trust (the “Savings Plans Trust”) and received approximately $12.0 million for such services.

Newport Trust Company, LLC (“Newport”) is a beneficial holder of more than 5% of our outstanding common stock according to Amendment No. 6 to the Schedule 13G filed by Newport with the SEC on February 5, 2024. Newport is the investment manager for shares of our common stock held by the Savings Plans Trust and is entitled to an annual fee based on the market value of our common stock in the Savings Plans Trust. In 2023, these fees totaled approximately $1.3 million. In addition, Newport was engaged during 2023 to serve as investment manager for shares of our common stock held by the Retirement Plans Trust and received approximately $195,000 for such services.

The Vanguard Group (“Vanguard”) is a beneficial holder of more than 5% of our outstanding common stock according to Amendment No. 9 to the Schedule 13G filed by Vanguard with the SEC on February 13, 2024. Vanguard received an aggregate of approximately $253,000 for management fees in 2023 from a trust that funds a portion of our health and welfare plans.

From time to time, we may enter into customary relationships and/or purchase services in the ordinary course of business from one or more of the financial institutions named above and/or their respective affiliates.

CERTAIN OTHER MATTERS

Certain Prior Transactions between the Parties

Boeing is the largest customer of Spirit and its consolidated subsidiaries. For the 12 months ended December 31, 2023 and the 12 fiscal months ended June 27, 2024, approximately 64% and 63%, respectively, of Spirit’s consolidated net revenues were generated from sales to Boeing. Boeing has, from time to time, made advance payments to Spirit or subsidiaries of Spirit of amounts due to be paid pursuant to the supply agreements between Boeing and Spirit or subsidiaries of Spirit, including under the April 18, 2024 memorandum of agreement between Spirit AeroSystems, Inc. and Boeing. Under the terms of that memorandum of agreement, as amended, Boeing has made advance payments to Spirit AeroSystems, Inc. of $465.0 million, of which $425.0 million remained outstanding as of August 6, 2024.

Additional information regarding the commercial relationship between Boeing and Spirit appears in Spirit’s Annual Report on Form 10-K for the fiscal year ended December 31, 2023, filed with the SEC on February 22, 2024 and incorporated by reference into this proxy statement/prospectus as described in the section entitled “Where You Can Find More Information” beginning on page 292 of this proxy statement/prospectus, including in Item 1 of such report under “Our Customers—Boeing” and “Our Relationship with Boeing,” and in Spirit’s subsequent periodic and current reports filed with the SEC. See the section entitled “Where You Can Find More Information” beginning on page 292 of this proxy statement/prospectus.

Certain Labor Matters

The Airbus Term Sheet provides that no binding agreement has been made with respect to the French aspects of the transactions contemplated under the Airbus Term Sheet (the “Airbus French Transactions”). Prior to Spirit and its subsidiaries and Airbus and its affiliates entering into definitive agreements that are applicable to the Airbus French Transactions, Spirit AeroSystems, Inc. and Airbus have agreed to comply with their respective information and consultation obligations with applicable employees and employee representatives. The Airbus Term Sheet also provides that the parties will complete necessary labor consultations and obtain necessary approvals from applicable unions and works councils in various jurisdictions, as may be legally required.

DESCRIPTION OF BOEING CAPITAL STOCK

As of June 30, 2024, Boeing had one class of securities, the Boeing Common Stock, registered under Section 12 of the Securities Exchange Act of 1934, as amended.

The following description of Boeing’s capital stock is a summary and is subject to, and is qualified in its entirety by reference to the provisions of the certificate of incorporation of Boeing (the “Boeing Charter”) and the bylaws of Boeing (the “Boeing Bylaws”), copies of which are included as Exhibits 3.1 and 3.2, respectively, to the registration statement of which this proxy statement/prospectus forms a part.

Description of Capital Stock

The total number of shares of capital stock authorized by the Boeing Charter is 1,220,000,000, consisting of 1,200,000,000 shares of Common Stock and 20,000,000 shares of preferred stock. Holders of Common Stock are entitled to receive such dividends as may be declared by the Boeing Board out of legally available funds, and are entitled to share pro rata in any distributions to stockholders, subject to the preferences of any preferred stock which may be issued and to restrictions contained in agreements to which we are a party. No preemptive, conversion or redemption rights or sinking funds provisions are applicable to the Common Stock. All outstanding shares of Common Stock are fully paid and non-assessable. All holders of the Common Stock are entitled to one vote per share on all matters to be voted on by Boeing Stockholders, including the election of directors. Stockholders do not have cumulative voting rights in election of directors. The affirmative vote of the holders of a majority of the shares present or represented by proxy and entitled to vote at a stockholders’ meeting is required for stockholder action, except for (1) the election of directors, in which case a nominee shall be elected to the board of directors if the votes cast for such nominee’s election exceed the votes cast against such nominee’s election (except in the case of a contested election in which case the candidates receiving the greatest number of votes are elected as directors) and (2) amendments to the provisions in the Boeing Bylaws related to compensation and removal of officers, which require the approval of a majority of the outstanding shares entitled to vote for the election of directors.

The Boeing Charter authorizes the Boeing Board, without any further approval, to (1) divide the preferred stock into series, (2) designate each such series, (3) fix and determine dividend rights, (4) determine the price, terms and conditions on which shares of preferred stock may be redeemed, (5) determine the amount payable to holders of preferred stock in the event of voluntary or involuntary liquidation, (6) determine any sinking fund provisions, and (7) establish any voting, preemption or conversion privileges.

COMPARISON OF STOCKHOLDER RIGHTS

Boeing and Spirit are both incorporated under the laws of the state of Delaware. If the Merger is completed, the rights of Spirit Stockholders who become Boeing Stockholders through the exchange of shares will be, and the rights of Boeing Stockholders will continue to be, governed by the DGCL, the Boeing Charter and the Boeing Bylaws.

The following is a summary of the material differences between (i) the current rights of Boeing Stockholders under the Boeing Charter and the Boeing Bylaws and (ii) the current rights of Spirit Stockholders under the certificate of incorporation of Spirit (the “Spirit Charter”) and the Tenth Amended and Restated Bylaws of Spirit (the “Spirit Bylaws”). The following summary is not a complete description of the specific provisions referred to below. The summary is qualified in its entirety by reference to Boeing’s and Spirit’s respective governing documents, which we urge you to read carefully and in their entirety. Copies of the Boeing Charter, the Boeing Bylaws, the Spirit Charter and the Spirit Bylaws have been filed with the SEC and are available, without charge, to any person, including any beneficial owner to whom this document is delivered, by following the instructions in the section entitled “Where You Can Find More Information” beginning on page 292 of this proxy statement/prospectus.

	Spirit	Boeing
Authorized Capital Stock	Spirit is authorized under the Spirit Charter to issue 200,000,000 shares of Spirit Common Stock and 10,000,000 shares of Preferred Stock, par value $0.01 per share (“Spirit Preferred Stock”).	Boeing is authorized under the Boeing Charter to issue 1,200,000,000 shares of Boeing Common Stock and 20,000,000 shares of preferred stock, par value $1.00 per share (“Boeing Preferred Stock”).

Preferred Stock	As of August 9, 2024, there were no shares of Spirit Preferred Stock issued and outstanding. The Spirit Board is authorized to issue from time to time shares of Spirit Preferred Stock in one or more series, each such series to include such number of shares and to have such, powers, preferences and rights, and the qualifications, limitations or restrictions thereof, as are stated and expressed in the resolution or resolutions providing for the issuance of such series adopted by the Spirit Board.	As of August 9, 2024, there were no shares of Boeing Preferred Stock issued and outstanding. The Boeing Board may, without further action by the Boeing Stockholders, from time to time, direct the issuance of shares of Boeing Preferred Stock in one or more series and may, at the time of issuance, determine the rights, preferences and limitations of each series.

Dividends	Section 170 of the DGCL provides that the board of directors of a corporation may declare and pay dividends upon the corporation’s shares of capital stock subject to certain limitations, including any restrictions contained in the corporation’s certificate of incorporation.

	Spirit	Boeing
	Subject to preferences that may apply to shares of Spirit Preferred Stock outstanding at the time, holders of outstanding Spirit Common Stock are entitled to any dividend declared by the Spirit Board out of funds legally available for such purpose.	Subject to preferences that may apply to shares of Boeing Preferred Stock outstanding at the time and to restrictions contained in agreements to which Boeing is a party, holders of Boeing Common Stock are entitled to any dividend declared by the Boeing Board out of funds legally available for such purpose.

Amendment to the Certificate of Incorporation	Except where the Spirit Board is permitted by law or by the Spirit Charter to act without any action by Spirit Stockholders, provisions of the Spirit Charter may not be adopted, repealed, altered or amended, in whole or in part, without the approval of a majority of the outstanding stock entitled to vote thereon and a majority of the outstanding stock of each class entitled to vote thereon as a class. The holders of the outstanding shares of Spirit Common Stock would be entitled to vote as a class on any proposed amendment to the Spirit Charter that would increase or decrease the number of authorized shares of Spirit Common Stock, change the par value of shares Spirit Common Stock, or alter or change the powers, preferences or special rights of the shares of Spirit Common Stock so as to affect them adversely.	Boeing reserves the right to amend, alter, change, add to, or repeal any provision contained in the Boeing Charter in the manner prescribed under the DGCL, and all rights conferred in the Boeing Charter are granted subject to such reservation.

Amendment to the Bylaws	The Spirit Bylaws may be amended or repealed and new bylaws may be adopted by a vote of the holders of a majority of Spirit Common Stock or, except to the extent relating to board action related	The Boeing Bylaws may be amended or repealed, and any new bylaws may be adopted, by an affirmative vote of the holders of record of a majority in number of shares present in person or by proxy and entitled

	Spirit	Boeing
	to certain business transactions under the DGCL, the removal of directors or the filling of vacancies on the Spirit Board, by the Spirit Board.	to vote or, except to the extent relating to the required vote for director nominees and the compensation and removal of officers, by the Boeing Board.

Special Meetings of Stockholders	Special meetings of Spirit Stockholders may be called by the Spirit Board (or by an officer of Spirit authorized to do so by the Spirit Board), Spirit’s chief executive officer or Spirit’s secretary. In addition, a special meeting of Spirit Stockholders shall be called by Spirit’s secretary upon the written request, in accordance with the Spirit Bylaws, of one or more stockholders representing in the aggregate not less than 10% of the voting power of all shares of Spirit entitled to vote on the matter or matters to be brought before the proposed special meeting, subject to the requirements of the Spirit Bylaws that apply to such a request.	Special meetings of stockholders may be called only by the Boeing Board, and the Boeing Board shall call a special meeting upon written request to Boeing’s secretary by Boeing Stockholders entitled to vote and dispose of at least 25% of the outstanding shares of Boeing’s capital stock.

Stockholder Action by Written Consent	Under the Spirit Bylaws, any action required or permitted to be taken at an annual or special meeting of stockholders may be taken without a meeting, upon the consent in writing signed by Spirit Stockholders having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting of stockholders at which all Spirit Stockholders entitled to vote thereon were present and voting.	Under the Boeing Charter, any action by Boeing Stockholders shall be taken at a meeting of stockholders and no action may be taken by written consent of stockholders entitled to vote upon such action unless such action shall have been submitted to the stockholders after approval by the affirmative vote of a majority of the members of the Boeing Board who were a director prior to May 5, 2004, or any director who was recommended for election or elected by such directors.

	Spirit	Boeing
Stockholder Proposals and Nominations	Under the Spirit Bylaws, Spirit Stockholders seeking to bring business before an annual or special meeting of stockholders, or to nominate candidates for election as directors of Spirit at an annual or special meeting of stockholders, must provide timely notice of their intent in writing. To be timely, a Spirit Stockholder’s notice must be received by Spirit’s secretary not later than (i) in connection with a stockholder proposal or nomination at an annual meeting of stockholders, 120 days prior to the anniversary date of the immediately preceding annual meeting of stockholders; provided that, if the date of the applicable annual meeting of stockholders is more than 30 days before or after the anniversary date of the immediately preceding annual meeting of stockholders, such notice must be received within 15 days after the public announcement by Spirit of the date of the applicable annual meeting of stockholders or (ii) in connection with a stockholder proposal or nomination at a special meeting of stockholders, the close of business on the 15th day following the date on which notice of such special meeting of stockholders is first given to Spirit Stockholders or public disclosure of the applicable special meeting of stockholders is made (whichever occurs earlier). The Spirit Bylaws also specify certain requirements as to the form and content of a Spirit Stockholder’s notice of proposal or nomination.	Under the Boeing Bylaws, for any nominations or any other business to be properly brought by a stockholder before an annual meeting or a special meeting, the stockholder must have given timely notice thereof in writing to the Boeing secretary and any such proposed business (other than the nominations of persons for election to the Boeing Board) must constitute a proper matter for stockholder action. To be timely for nominations, a stockholder’s notice shall be delivered to the Boeing secretary at Boeing’s principal executive offices not earlier than the close of business on the 120th day and not later than the close of business on the 90th day prior to the first anniversary of the preceding year’s annual meeting; provided, however, that in the event that the date of the annual meeting is more than 30 days before or more than 70 days after such anniversary date, notice by the stockholder to be timely must be so delivered not earlier than the close of business on the 120th day prior to such annual meeting and not later than the close of business on the later of the 90th day prior to such annual meeting and the 10th day following the day on which public announcement of the date of such annual meeting is first made by Boeing.

	Spirit	Boeing
Proxy Access for Director Nominations	The Spirit Bylaws provide that when Spirit solicits proxies with respect to the election of directors at an annual meeting of stockholders, subject to certain limitations, Spirit shall include the name and certain other required information regarding a Spirit Stockholder’s nominee to the Spirit Board in its proxy materials.	The Boeing Bylaws provide that when Boeing solicits proxies with respect to the election of directors at an annual meeting of stockholders, subject to certain limitations, Boeing shall include the name and certain additional information regarding a stockholder nominee to the Boeing Board in its proxy materials.

	To be timely, a Spirit Stockholder’s proxy access notice must be received by Spirit’s secretary at Spirit’s principal executive offices no earlier than 150 days and no later than 120 days before the anniversary of the prior year’s annual meeting of stockholders; provided that, if the date of the applicable annual meeting of stockholders is more than 30 days before or after such anniversary date, such proxy access notice must be received by the later of 150 days prior to the date of such applicable annual meeting of stockholders and the 10th day following the date such meeting date is first publicly announced or disclosed.	To be timely, a notice of proxy access nomination must be delivered to Boeing’s secretary at Boeing’s principal executive offices no earlier than the close of business on the 150th day and not later than the close of business on the 120th day prior to the first anniversary of the date Boeing first distributed the definitive proxy statement in connection with the preceding year’s annual meeting of stockholders.

Board of Directors

Number of Directors	The Spirit Board shall consist of three or more directors, which number may be determined at any time and from time to time by the entire Spirit Board without amendment to the Spirit Bylaws	The number of directors serving on the Boeing Board shall be as established by a resolution adopted by the Boeing Board from time to time. The number of directors serving on the Boeing Board shall generally be between 10 and 14, but in no event less than three.

Election of Directors	The Spirit Bylaws provide that a nominee for director shall only be elected if, at any meeting of the stockholders	The Boeing Bylaws provide that a nominee for director shall be elected to the Boeing Board if the votes cast for such

Spirit	Boeing

held for the election of directors at which a quorum is present, the votes cast for the nominee’s election exceed the votes cast against the nominee’s election; provided, however, that a plurality of all votes cast at a meeting of stockholders at which a quorum is present is sufficient to elect a nominee to the Spirit Board if, in connection with the meeting, (i) a stockholder has duly nominated an individual for election to the Board in accordance with the advance notice and other nomination procedures and requirements adopted by Spirit from time to time and set forth in the Spirit Bylaws and (ii) the stockholder nomination has not been withdrawn on or prior to the date that is 14 days prior to the date on which Spirit first mails its notice of meeting to the stockholders. The Spirit Bylaws provide that votes cast “for” and “against” a nominee shall exclude votes “withheld,” “abstentions” and “broker non-votes” with respect to that nominee’s election and that, if directors are to be elected by a plurality of the votes cast, stockholders shall not be permitted to vote against a nominee.

Under the Spirit Bylaws, any director who fails to receive the requisite number of votes for reelection at a stockholder meeting is required to promptly tender his or her resignation to the Spirit Board. The Corporate Governance and Nominating Committee of the Spirit Board must make a recommendation to the Spirit Board on whether to accept or reject such offer of nominee’s election exceed the votes cast against such nominee’s election; provided, however, that the directors shall be elected by a plurality of the votes cast at any meeting of stockholders for which (i) Boeing’s secretary receives a notice that a stockholder has nominated a person for election to the Boeing Board in compliance with the advance notice requirements for stockholder nominees for director set forth in the Boeing Bylaws and (ii) such nomination has not been withdrawn by such stockholder on or prior to the tenth day preceding the date that Boeing first mails its notice of meeting for such meeting to stockholders. If directors are to be elected by a plurality of the votes cast, stockholders shall not be permitted to vote against a nominee. Votes cast shall exclude abstentions with respect to that director’s election.

	Spirit	Boeing
resignation, or whether other action should be taken, and the Spirit Board must act on the resignation within 90 days following certification of the stockholder vote for the meeting.

Classified Board	Spirit does not have a classified board of directors.	Boeing does not have a classified board of directors.

Removal	Under the Spirit Bylaws, a member of the Spirit Board may only be removed by holders of a majority of the voting power of all of the outstanding Spirit Common Stock, which may remove any member of the Spirit Board for any reason permitted by the provisions of applicable state law, the Spirit Charter or the Spirit Bylaws.	Under the Boeing Bylaws, any member of the Boeing Board may be removed with or without cause by the affirmative vote of the holders of record of a majority of the outstanding shares of Boeing’s capital stock entitled to vote, at a duly constituted meeting of stockholders called for that purpose; and the vacancy on the Boeing Board caused by any such removal may be filled by the stockholders at such meeting or at any subsequent meeting.

Vacancies	Under the Spirit Bylaws, in the event of any vacancy on the Spirit Board, however occurring (including any vacancy created by an increase in the size of the Spirit Board), such vacancy shall be filled (i) by the affirmative vote of a majority of directors then in office or a remaining sole director or (ii) in accordance with the Spirit Bylaws, by the Spirit Stockholders.	Under the Boeing Bylaws, in the case of any increase in the number of directors on the Boeing Board, or of any vacancy created by death, disqualification, or resignation, the additional director or directors may be elected or, as the case may be, the vacancy or vacancies may be filled, either (i) by the affirmative vote of a majority of the remaining directors, even if less than a quorum or (ii) by the stockholders entitled to vote, either at a duly constituted annual meeting or special meeting thereof called for that purpose, by the affirmative vote of a majority of the outstanding shares of Boeing’s capital stock entitled to vote at such meeting.

	Spirit	Boeing
Special Meetings of the Board	Special meetings of the Spirit Board may be called by the chair of the Spirit Board (if any), a vice chair of the Spirit Board (if any), the president of Spirit, or by any two or more directors by giving written notice at least two business days in advance of the day and hour of such special meeting to each director (unless it is determined by the president of Spirit or the chair of the Spirit Board (if any) to be necessary to meet earlier, in which case no less than 24 hours written notice shall be given), either personally or by facsimile, or other means (including electronic means) permitted by law.	Special meetings of the Boeing Board may be called by or at the request of the Chair of the Boeing Board or any two directors. Notice of a special meeting of the Boeing Board, stating the place, day, and hour of the meeting, shall be given to each director in writing (by mail, electronic transmission or personal delivery) or orally (by telephone or in person).

Directors Liability and Indemnification	The Spirit Charter provides that Spirit shall indemnify directors to the fullest extent permitted by Section 145 of the DGCL.	Boeing shall indemnify directors to the fullest extent permitted by the DGCL.

State Antitakeover Provisions	Spirit has elected not to be subject to Section 203 of the DGCL, which generally prohibits a publicly held Delaware corporation from engaging in various “business combination” transactions with any “interested stockholder” for a period of three years after the date of the transaction in which the person became an “interested stockholder,” unless the transaction is approved by the corporation’s board of directors before that person becomes an “interested stockholder” or another exception is available. A “business combination” includes mergers, asset sales and other transactions resulting in a financial benefit to a stockholder. An “interested stockholder” is a person who, together with	Boeing is subject to Section 203 of the DGCL, which generally prohibits a publicly held Delaware corporation from engaging in various “business combination” transactions with any “interested stockholder” for a period of three years after the date of the transaction in which the person became an “interested stockholder,” unless the transaction is approved by the corporation’s board of directors before that person becomes an “interested stockholder” or another exception is available. A “business combination” includes mergers, asset sales and other transactions resulting in a financial benefit to a stockholder. An “interested stockholder” is a person who, together with

	Spirit	Boeing
	affiliates and associates, owns (or within three years, did own) 15% or more of a corporation’s voting stock. Spirit could elect to be subject to Section 203 of the DGCL in the future by amending the Spirit Charter.	affiliates and associates, owns (or within three years, did own) 15% or more of a corporation’s voting stock.

Merger or Consolidation; Sale, Lease or Exchange of Assets; Dissolution	Subchapter IX of the DGCL generally requires the affirmative vote of the holders of a majority in voting power of the outstanding stock of the corporation entitled to vote thereon to authorize or approve any agreement providing for a merger or consolidation of such corporation. Subchapter X of the DGCL generally requires the affirmative vote of the holders of a majority in voting power of the outstanding stock of the corporation entitled to vote thereon to authorize or approve the sale, lease or exchange of all or substantially all of such corporation’s property and assets or the dissolution of the corporation.

	The Spirit Bylaws require approval of holders of a majority of the voting power of the outstanding common stock of Spirit in connection with any merger or consolidation which would require authorization by Spirit’s stockholders pursuant to Subchapter IX of the DGCL or any sale, lease or exchange of assets of Spirit or any dissolution or winding up of Spirit, which in any such case would require authorization by Spirit’s stockholders pursuant to Subchapter X of the DGCL as then in effect.	The Boeing Bylaws provide that, except as otherwise provided by the Boeing Charter, Boeing Bylaws, the rules and regulations of any stock exchange applicable to Boeing, or applicable law or pursuant to any regulation applicable to Boeing or its securities, the affirmative vote of the holders of a majority of the shares present in person or by proxy at a meeting of the stockholders and entitled to vote on the subject matter shall be the act of and binding upon all stockholders.

Exclusive Forum Provision	The Spirit Bylaws provide that, unless Spirit consents in writing to the selection of an alternative forum, the sole and exclusive forum for (i) any derivative action or proceeding brought on behalf of Spirit, (ii) any action asserting a claim of breach of fiduciary duty owed by any director or officer or other employee of Spirit to Spirit or its stockholders, (iii) any action asserting a claim against Spirit or any director or officer or other employee of	The Boeing Bylaws provide that, unless Boeing consents in writing to the selection of an alternative forum, to the fullest extent permitted by law, the Court of Chancery of the State of Delaware (or, if the Court of Chancery does not have jurisdiction, another state court located within the State of Delaware or, if no state court located within the State of Delaware has jurisdiction, the federal district court for the District of Delaware or the

Spirit	Boeing
Spirit arising pursuant to any provision of the DGCL, the Spirit Charter or the Spirit Bylaws (in each case, as they may be amended from time to time), or (iv) any action asserting a claim against Spirit or any director or officer or other employee of Spirit governed by the internal affairs doctrine shall be the Court of Chancery of the State of Delaware (or, if the Court of Chancery does not have jurisdiction, the United States District Court for the District of Delaware).	federal district court for the Eastern District of Virginia) shall be the sole and exclusive forum for: (i) any derivative action or proceeding brought on behalf of Boeing, (ii) any action asserting a claim of breach of a fiduciary duty owed by any current or former director, officer or other employee of Boeing to Boeing or its stockholders, (iii) any action asserting a claim arising pursuant to any provision of the DGCL, the Boeing Charter or the Boeing Bylaws, or (iv) any action asserting a claim governed by the internal affairs doctrine, in each case subject to the Court of Chancery of the State of Delaware having personal jurisdiction over the indispensable parties named as defendants therein.

NO APPRAISAL RIGHTS

Holders of Spirit Common Stock are not entitled to appraisal rights in connection with the Merger.

Appraisal rights are statutory rights that enable stockholders to dissent from an extraordinary transaction, such as a merger, and to demand that the corporation pay the fair value for their shares as determined by a court in a judicial proceeding instead of receiving the consideration offered to stockholders in connection with the transaction.

Under the DGCL, appraisal rights are not available for the shares of any class or series if the shares of the class or series are listed on a national securities exchange or held of record by more than 2,000 holders on the record date, unless the stockholders are required to receive in exchange for their shares anything other than shares of stock of the surviving or resulting corporation, shares of stock or depository receipts in respect thereof of any other corporation that will be either listed on a national securities exchange or held of record by more than 2,000 holders at the effective time of the merger, cash in lieu of fractional shares or fractional depositary receipts or any combination of the foregoing. Because Boeing Common Stock is listed on the NYSE, a national securities exchange, and because holders of Spirit Common Stock are not required by the terms of the Merger Agreement to accept for their shares of Spirit Common Stock anything other than shares of Boeing Common Stock and cash in lieu of fractional shares, holders of Spirit Common Stock are not entitled to appraisal rights in connection with the Merger.

LEGAL MATTERS

The legality of the shares of Boeing Common Stock issuable in the Merger will be passed upon for Boeing by Kirkland & Ellis LLP.

EXPERTS

Boeing

The consolidated financial statements of The Boeing Company and subsidiaries as of December 31, 2023 and 2022, and for each of the three years in the period ended December 31, 2023, included in this Prospectus, and the effectiveness of The Boeing Company and subsidiaries’ internal control over financial reporting have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their reports. Such financial statements are included in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

With respect to the unaudited interim financial information for the periods ended June 30, 2024 and 2023, which is included herein, Deloitte & Touche LLP, an independent registered public accounting firm, has applied limited procedures in accordance with the standards of the Public Company Accounting Oversight Board (United States) for a review of such information. However, as stated in their report included in the Company’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2024 and included herein, they did not audit and they do not express an opinion on that interim financial information. Accordingly, the degree of reliance on their reports on such information should be restricted in light of the limited nature of the review procedures applied. Deloitte & Touche LLP is not subject to the liability provisions of Section 11 of the Securities Act of 1933 for their reports on the unaudited interim financial information because those reports are not “reports” or a “part” of the Registration Statement prepared or certified by an accountant within the meaning of Sections 7 and 11 of the Securities Act of 1933.

Spirit

The consolidated financial statements of Spirit AeroSystems Holdings, Inc. appearing in Spirit AeroSystems Holdings, Inc.’s Annual Report on Form 10-K for the year ended December 31, 2023, and the effectiveness of Spirit AeroSystems Holdings Inc.’s internal control over financial reporting as of December 31, 2023, have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their reports thereon, included therein, and incorporated herein by reference. Such consolidated financial statements are incorporated herein by reference in reliance upon such reports given on the authority of such firm as experts in accounting and auditing.

DEADLINES FOR SUBMITTING STOCKHOLDER PROPOSALS

If the Merger is completed prior to the time Spirit’s annual meeting of stockholders would normally take place in 2025, Spirit will not hold an annual meeting of stockholders in 2025 (the “2025 Annual Meeting of Stockholders”). If, however, the Merger has not been completed by that time, Spirit expects to hold the 2025 Annual Meeting of Stockholders. The 2025 Annual Meeting of Stockholders, if held, is anticipated to be held in April 2025 or May 2025.

Stockholder proposals intended to be included in Spirit’s proxy statement for presentation at Spirit’s 2025 Annual Meeting of Stockholders must be properly and timely submitted and received by Spirit at its offices no later than November 12, 2024 (120 days preceding the one-year anniversary of the mailing date for the immediately preceding annual meeting), and must otherwise comply with SEC rules in order to be eligible for inclusion in the proxy statement for the 2025 Annual Meeting of Stockholders.

In addition, pursuant to the Spirit Bylaws, a stockholder desiring to propose any matter for consideration at the 2025 Annual Meeting of Stockholders, other than through inclusion in Spirit’s proxy materials, must notify Spirit’s Corporate Secretary at Spirit’s offices on or before December 25, 2024 (120 days prior to the one-year anniversary of the immediately preceding annual meeting).

Pursuant to the Spirit Bylaws, a stockholder may nominate an individual for election as a director at the 2025 Annual Meeting of Stockholders by providing notice to Spirit’s Corporate Secretary at the address set forth below by December 25, 2024 (120 days preceding the one-year anniversary of the immediately preceding annual meeting) (the “Nominee Deadline”). Further, pursuant to Spirit’s proxy access right, a stockholder may elect to have their nominee included in Spirit’s proxy statement if the stockholder provides notice to Spirit’s Corporate Secretary at the address set forth below by the Nominee Deadline and expressly elects to have such nominee included in Spirit’s proxy materials pursuant to Section 1.13 of the Spirit Bylaws. Any notice of a nomination must be made in compliance with the procedures required by the Spirit Bylaws.

In addition to satisfying the foregoing requirements, to comply with the universal proxy rules, stockholders who intend to solicit proxies in support of director nominees other than Spirit’s nominees must also comply with all applicable requirements of Rule 14a-19 under the Exchange Act. The advance notice requirement under Rule 14a-19 does not override or supersede the longer advance notice requirement under the Spirit Bylaws.

Stockholder recommendations and nominations for candidates to the Spirit Board as described above should be sent to Spirit’s Corporate Secretary at 3801 South Oliver Street, Wichita, Kansas 67210.

HOUSEHOLDING OF PROXY MATERIALS

SEC rules permit companies and intermediaries such as brokers to satisfy the delivery requirements for proxy statements with respect to two or more security holders sharing the same address by delivering a single proxy statement to those security holders. This method of delivery, often referred to as “householding,” reduces the amount of duplicative information that security holders receive and lowers printing and mailing costs for companies.

Householding of This Proxy Statement/Prospectus

In accordance with the SEC’s householding rules, only one copy of this proxy statement/prospectus is being delivered to multiple stockholders of record sharing an address unless Spirit has received contrary instructions from one or more of such stockholders. Similarly, banks, brokers and other intermediaries may use householding in delivering this proxy statement/prospectus to beneficial owners of shares of Spirit Common Stock held in “street name” by such intermediaries.

Spirit undertakes to deliver promptly upon written or oral request a separate copy of this proxy statement/prospectus to a stockholder at a shared address to which a single copy of this proxy statement/prospectus was delivered. A stockholder may notify Spirit that the stockholder wishes to receive a separate copy of this proxy statement/prospectus by submitting such request to Spirit by telephone (phone number (316) 526-9000) or by mail addressed to Spirit AeroSystems Holdings, Inc., 3801 South Oliver Street, Wichita, Kansas 67210, Attention: Corporate Secretary.

Householding of Future Spirit Proxy Materials

Stockholders of Record

If you are a Spirit Stockholder of record, you may direct a notification to Spirit that you wish to receive a separate Spirit annual report, proxy statement or Notice of Internet Availability of Proxy Materials, as applicable, in the future by telephone (phone number (316) 526-9000) or by mail addressed to Spirit AeroSystems Holdings, Inc., 3801 South Oliver Street, Wichita, Kansas 67210, Attention: Corporate Secretary.

Spirit Stockholders of record that share an address and are receiving multiple copies of Spirit’s annual reports, proxy statements or Notices of Internet Availability of Proxy Materials may request delivery of a single copy of those documents by contacting Spirit’s Corporate Secretary with such request at the phone number or mailing address provided in the immediately preceding paragraph.

Beneficial Owners

If you are the beneficial owner of shares of Spirit Common Stock held in street name and your broker or other intermediary is using householding to deliver Spirit proxy materials to you, but you no longer wish to participate in householding and would prefer to receive a separate copy of Spirit’s Notices of Internet Availability of Proxy Materials, annual reports or proxy statements, as applicable, in the future, please notify your broker or other intermediary.

Beneficial owners of shares of Spirit Common Stock held in street name that share an address and are receiving multiple copies of Spirit’s annual reports, proxy statements or Notices of Internet Availability of Proxy Materials, but would like to receive a single copy, may request delivery of a single copy of those documents by contacting their broker or other intermediary.

WHERE YOU CAN FIND MORE INFORMATION

Boeing and Spirit each are subject to the informational reporting requirements of the Exchange Act and each file annual, quarterly and current reports, proxy statements and other information with the SEC. The SEC maintains an Internet site that contains reports, proxy and information statements and other information regarding issuers that file electronically with the SEC. Boeing’s filings and Spirit’s filings with the SEC are available to the public through the SEC’s website at www.sec.gov.

Investors may also consult Boeing’s or Spirit’s website for more information about Boeing or Spirit, respectively. Boeing’s website is www.boeing.com. Spirit’s website is www.spiritaero.com. Information included or contained on these websites is not incorporated by reference into this proxy statement/prospectus and should not be considered part of this or any other report filed with the SEC.

Boeing has filed with the SEC a registration statement of which this proxy statement/prospectus forms a part. The registration statement registers the Merger Consideration Shares. The registration statement, including the attached exhibits, contains additional relevant information about Boeing and Boeing Common Stock.

This proxy statement/prospectus also contains summaries of certain provisions contained in certain of the Boeing or Spirit documents described herein, but reference is made to the actual documents for complete information. All of the summaries are qualified in their entirety by reference to the actual documents.

In addition, the SEC allows Spirit to disclose important information to you by referring you to other documents filed separately with the SEC. This information is considered to be a part of this proxy statement/prospectus, except for any information that is superseded by information included directly in this proxy statement/prospectus or incorporated by reference subsequent to the date of this proxy statement/prospectus as described below. This proxy statement/prospectus incorporates by reference the following documents that Spirit has previously filed with the SEC (other than portions of these documents that are not deemed “filed,” in accordance with SEC rules, including pursuant to Item 2.02 or Item 7.01 of Form 8-K, unless otherwise indicated therein):

•	Spirit’s Annual Report on Form 10-K for the fiscal year ended December 31, 2023 (filed with the SEC on February 22, 2024) (the “Spirit 2024 10-K”);

•

information specifically incorporated by reference into Spirit’s Annual Report on Form 10-K for the fiscal year ended December 31, 2023 from Spirit’s Definitive Proxy Statement on Schedule 14A (filed with the SEC on March 12, 2024);

•	Spirit’s Quarterly Reports on Form 10-Q for the quarterly periods ended March 28, 2024 (filed on May 7, 2024) and June 27, 2024 (filed on August 5, 2024);

•

Spirit’s Current Reports on Form 8-K filed with the SEC on February 27, 2024 (solely with respect to Item 5.02 thereof), April 23, 2024, April 29, 2024, June 5, 2024 (solely with respect to Item 5.02 thereof), July 1, 2024 and July 22, 2024; and

•

the description of Spirit common stock set forth in Spirit’s registration statement on Form 8-A filed with the SEC on November 16, 2006, as updated by the description of Spirit Common Stock included in Exhibit 4.2 to the Spirit 2024 10-K, together with any amendment or report filed for the purpose of updating such description.

In addition, Spirit incorporates by reference any future filings it makes with the SEC under Section 13(a), 13(c), 14 or 15(d) of the Exchange Act (i) after the date of the initial filing and prior to the effectiveness of the registration statement on Form S-4 of which this proxy statement/prospectus forms a part and (ii) after the date of this proxy statement/prospectus and prior to the date of the Special Meeting (other than portions of these documents that are not deemed to be “filed,” in accordance with SEC rules, including pursuant to Item 2.02 or Item 7.01 of Form 8-K, unless otherwise indicated therein). Such documents are considered to be a part of this proxy statement/prospectus, effective as of the date such documents are filed.

You can obtain any of these documents filed by Spirit with the SEC from the SEC, through the SEC’s website at the address listed above, or Spirit will provide you with copies of these documents (excluding exhibits to these documents unless specifically incorporated by reference herein), without charge, upon written or oral request to:

Spirit AeroSystems Holdings, Inc.

Attention: Corporate Secretary

3801 South Oliver Street

Wichita, Kansas 67210

(316) 526-9000

In the event of conflicting information in this proxy statement/prospectus in comparison to any document incorporated by reference into this proxy statement/prospectus, or among documents incorporated by reference, the information in the latest filed document controls.

You can obtain any documents filed by Boeing with the SEC from the SEC, through the SEC’s website at the address listed above, or Boeing will provide you with copies of these documents (excluding exhibits), without charge, upon written or oral request to:

Mail Services, The Boeing Company

P.O. Box 3707, Mail Code 3T-00

Seattle, Washington 98124-2207

(425) 965-4550

No one has been authorized to provide you with information that is different from that contained in, or incorporated by reference into, this proxy statement/prospectus. This proxy statement/prospectus is dated     , 2024. You should not assume that the information contained in this proxy statement/prospectus is accurate as of any date other than that date. You should not assume that the information incorporated by reference into this proxy statement/prospectus is accurate as of any date other than the date of such incorporated document. Neither Spirit’s mailing of this proxy statement/prospectus to Spirit Stockholders nor the issuance by Boeing of Boeing Common Stock in connection with the Merger will create any implication to the contrary.

Boeing Audited Consolidated Financial Statements
The Boeing Company and Subsidiaries
Consolidated Statements of Operations

(Dollars in millions, except per share data)
Years ended December 31,	2023	2022	2021
Sales of products	$65,581	$55,893	$51,386
Sales of services	12,213	10,715	10,900

Total revenues	77,794	66,608	62,286
Cost of products	(59,864)	(53,969)	(49,954)
Cost of services	(10,206)	(9,109)	(9,283)

Total costs and expenses	(70,070)	(63,078)	(59,237)

	7,724	3,530	3,049
Income/(loss) from operating investments, net	46	(16)	210
General and administrative expense	(5,168)	(4,187)	(4,157)
Research and development expense, net	(3,377)	(2,852)	(2,249)
Gain on dispositions, net	2	6	277

Loss from operations	(773)	(3,519)	(2,870)
Other income, net	1,227	1,058	551
Interest and debt expense	(2,459)	(2,561)	(2,714)

Loss before income taxes	(2,005)	(5,022)	(5,033)
Income tax (expense)/benefit	(237)	(31)	743

Net loss	(2,242)	(5,053)	(4,290)
Less: net loss attributable to noncontrolling interest	(20)	(118)	(88)

Net loss attributable to Boeing Shareholders	($2,222)	($4,935)	($4,202)

Basic loss per share	($3.67)	($8.30)	($7.15)

Diluted loss per share	($3.67)	($8.30)	($7.15)

See Notes to the Consolidated Financial Statements on pages F-7 – F-58.

The Boeing Company and Subsidiaries
Consolidated Statements of Comprehensive Income

(Dollars in millions)
Years ended December 31,	2023	2022	2021
Net loss	($2,242)	($5,053)	($4,290)
Other comprehensive (loss)/income, net of tax:
Currency translation adjustments	33	(62)	(75)
Unrealized gain/(loss) on certain investments, net of tax of $0, $0 and $0	2	(1)
Derivative instruments:
Unrealized gain/(loss) arising during period, net of tax of ($11), $12 and ($16)	41	(40)	55
Reclassification adjustment for (gain)/loss included in net loss, net of tax of $1, ($3) and $2	(5)	10	(6)

Total unrealized gain/(loss) on derivative instruments, net of tax	36	(30)	49

Defined benefit pension plans & other postretirement benefits:
Net actuarial (loss)/gain arising during the period, net of tax of $13, ($22) and ($32)	(722)	1,533	4,262
Amortization of actuarial (gain)/loss included in net periodic pension cost, net of tax of $0, ($11) and ($8)	(2)	791	1,155
Settlement (gain)/loss included in net periodic cost, net of tax of $0, $0 and ($2)		(4)	191
Amortization of prior service credits included in net periodic pension cost, net of tax of $1, $2 and $1	(102)	(114)	(114)
Prior service credit arising during the period, net of tax of $0, $0 and $0		(1)
Pension and postretirement (cost)/benefit related to our equity method investments, net of tax of $0, $0 and ($2)		(3)	6

Total defined benefit pension plans & other postretirement benefits, net of tax	(826)	2,202	5,500

Other comprehensive (loss)/income, net of tax	(755)	2,109	5,474

Comprehensive (loss)/income, net of tax	(2,997)	(2,944)	1,184

Less: Comprehensive loss related to noncontrolling interest	(20)	(118)	(88)

Comprehensive (loss)/income attributable to Boeing Shareholders, net of tax	($2,977)	($2,826)	$1,272

See Notes to the Consolidated Financial Statements on pages F-7 – F-58.

The Boeing Company and Subsidiaries
Consolidated Statements of Financial Position

(Dollars in millions, except per share data)
December 31,	2023	2022
Assets
Cash and cash equivalents	$12,691	$14,614
Short-term and other investments	3,274	2,606
Accounts receivable, net	2,649	2,517
Unbilled receivables, net	8,317	8,634
Current portion of financing receivables, net	99	154
Inventories	79,741	78,151
Other current assets, net	2,504	2,847

Total current assets	109,275	109,523
Financing receivables and operating lease equipment, net	860	1,450
Property, plant and equipment, net	10,661	10,550
Goodwill	8,093	8,057
Acquired intangible assets, net	2,094	2,311
Deferred income taxes	59	63
Investments	1,035	983
Other assets, net of accumulated amortization of $1,046 and $949	4,935	4,163

Total assets	$137,012	$137,100

Liabilities and equity
Accounts payable	$11,964	$10,200
Accrued liabilities	22,331	21,581
Advances and progress billings	56,328	53,081
Short-term debt and current portion of long-term debt	5,204	5,190

Total current liabilities	95,827	90,052
Deferred income taxes	229	230
Accrued retiree health care	2,233	2,503
Accrued pension plan liability, net	6,516	6,141
Other long-term liabilities	2,332	2,211
Long-term debt	47,103	51,811

Total liabilities	154,240	152,948
Shareholders’ equity:
Common stock, par value $5.00 – 1,200,000,000 shares authorized; 1,012,261,159 shares issued	5,061	5,061
Additional paid-in capital	10,309	9,947
Treasury stock, at cost	(49,549)	(50,814)
Retained earnings	27,251	29,473
Accumulated other comprehensive loss	(10,305)	(9,550)

Total shareholders’ deficit	(17,233)	(15,883)
Noncontrolling interests	5	35

Total equity	(17,228)	(15,848)

Total liabilities and equity	$137,012	$137,100

See Notes to the Consolidated Financial Statements on pages F-7 – F-58.

The Boeing Company and Subsidiaries
Consolidated Statements of Cash Flows

(Dollars in millions)
Years ended December 31,	2023	2022	2021
Cash flows – operating activities:
Net loss	($2,242)	($5,053)	($4,290)
Adjustments to reconcile net loss to net cash provided/(used) by operating activities:
Non-cash items -
Share-based plans expense	690	725	833
Treasury shares issued for 401(k) contribution	1,515	1,215	1,233
Depreciation and amortization	1,861	1,979	2,144
Investment/asset impairment charges, net	46	112	98
Gain on dispositions, net	(2)	(6)	(277)
787 reach-forward loss			3,460
Other charges and credits, net	3	401	360
Changes in assets and liabilities -
Accounts receivable	(128)	142	(713)
Unbilled receivables	321	6	(586)
Advances and progress billings	3,365	108	2,505
Inventories	(1,681)	420	(1,127)
Other current assets	389	(591)	345
Accounts payable	1,672	838	(3,783)
Accrued liabilities	779	2,956	(3,687)
Income taxes receivable, payable and deferred	44	1,347	733
Other long-term liabilities	(313)	(158)	(206)
Pension and other postretirement plans	(1,049)	(1,378)	(972)
Financing receivables and operating lease equipment, net	571	142	210
Other	119	307	304

Net cash provided/(used) by operating activities	5,960	3,512	(3,416)

Cash flows – investing activities:
Payments to acquire property, plant and equipment	(1,527)	(1,222)	(980)
Proceeds from disposals of property, plant and equipment	27	35	529
Acquisitions, net of cash acquired	(70)		(6)
Contributions to investments	(16,448)	(5,051)	(35,713)
Proceeds from investments	15,739	10,619	45,489
Other	(158)	(11)	5

Net cash (used)/provided by investing activities	(2,437)	4,370	9,324

Cash flows – financing activities:
New borrowings	75	34	9,795
Debt repayments	(5,216)	(1,310)	(15,371)
Stock options exercised	45	50	42
Employee taxes on certain share-based payment arrangements	(408)	(40)	(66)
Other	17

Net cash used by financing activities	(5,487)	(1,266)	(5,600)

Effect of exchange rate changes on cash and cash equivalents	30	(73)	(39)

Net (decrease)/increase in cash & cash equivalents, including restricted	(1,934)	6,543	269
Cash & cash equivalents, including restricted, at beginning of year	14,647	8,104	7,835

Cash & cash equivalents, including restricted, at end of year	12,713	14,647	8,104

Less restricted cash & cash equivalents, included in Investments	22	33	52

Cash and cash equivalents at end of year	$12,691	$14,614	$8,052

See Notes to the Consolidated Financial Statements on pages F-7 – F-58.

The Boeing Company and Subsidiaries
Consolidated Statements of Equity

	Boeing shareholders
(Dollars in millions, except per share data)	Common Stock	Additional Paid-In Capital	Treasury Stock	Retained Earnings	Accumulated Other Comprehensive Loss	Non- controlling Interests	Total
Balance at January 1, 2021	$5,061	$7,787	($52,641)	$38,610	($17,133)	$241	($18,075)

Net loss				(4,202)		(88)	(4,290)
Other comprehensive income, net of tax of ($57)					5,474		5,474
Share-based compensation		833					833
Treasury shares issued for stock options exercised, net		(28)	70				42
Treasury shares issued for other share-based plans, net		(98)	35				(63)
Treasury shares issued for 401(k) contribution		558	675				1,233

Balance at December 31, 2021	$5,061	$9,052	($51,861)	$34,408	($11,659)	$153	($14,846)

Net loss				(4,935)		(118)	(5,053)
Other comprehensive income, net of tax of ($22)					2,109		2,109
Share-based compensation		725					725
Treasury shares issued for stock options exercised, net		(31)	81				50
Treasury shares issued for other share-based plans, net		(94)	46				(48)
Treasury shares issued for 401(k) contribution		295	920				1,215

Balance at December 31, 2022	$5,061	$9,947	($50,814)	$29,473	($9,550)	$35	($15,848)

Net loss				(2,222)		(20)	(2,242)
Other comprehensive loss, net of tax of $4					(755)		(755)
Share-based compensation		690					690
Treasury shares issued for stock options exercised, net		(28)	73				45
Treasury shares issued for other share-based plans, net		(660)	304				(356)
Treasury shares issued for 401(k) contribution		627	888				1,515
Subsidiary shares purchased from noncontrolling interests		(267)					(267)
Other changes in noncontrolling interests						(10)	(10)

Balance at December 31, 2023	$5,061	$10,309	($49,549)	$27,251	($10,305)	$5	($17,228)

See Notes to the Consolidated Financial Statements on pages F-7 – F-58.

The Boeing Company and Subsidiaries
Notes to the Consolidated Financial Statements
Summary of Business Segment Data

(Dollars in millions)
Years ended December 31,	2023	2022	2021
Revenues:
Commercial Airplanes	$33,901	$26,026	$19,714
Defense, Space & Security	24,933	23,162	26,540
Global Services	19,127	17,611	16,328
Unallocated items, eliminations and other	(167)	(191)	(296)

Total revenues	$77,794	$66,608	$62,286

Loss from operations:
Commercial Airplanes	($1,635)	($2,341)	($6,377)
Defense, Space & Security	(1,764)	(3,544)	1,544
Global Services	3,329	2,727	2,017

Segment operating loss	(70)	(3,158)	(2,816)
Unallocated items, eliminations and other	(1,759)	(1,504)	(1,227)
FAS/CAS service cost adjustment	1,056	1,143	1,173

Loss from operations	(773)	(3,519)	(2,870)
Other income, net	1,227	1,058	551
Interest and debt expense	(2,459)	(2,561)	(2,714)

Loss before income taxes	(2,005)	(5,022)	(5,033)
Income tax (expense)/benefit	(237)	(31)	743

Net loss	(2,242)	(5,053)	(4,290)
Less: net loss attributable to noncontrolling interest	(20)	(118)	(88)

Net loss attributable to Boeing Shareholders	($2,222)	($4,935)	($4,202)

This information is an integral part of the Notes to the Consolidated Financial Statements.
See
Note 22 for further segment results.

The Boeing Company and Subsidiaries
Notes to the Consolidated Financial Statements
Years ended December 31, 2023, 2022 and 2021
(Dollars in millions, except otherwise stated)
Note 1 – Summary of Significant Accounting Policies
Principles of Consolidation and Basis of Presentation
The Consolidated Financial Statements included in this report have been prepared by management of The Boeing Company (herein referred to as “Boeing,” the “Company,” “we,” “us” or “our”). These statements include the accounts of all majority-owned subsidiaries and variable interest entities that are required to be consolidated. All significant intercompany accounts and transactions have been eliminated. As described in Note 22, we now operate in three reportable segments: Commercial Airplanes (BCA), Defense, Space & Security (BDS), and Global Services (BGS). As a result, prior period amounts have been reclassified to conform to current period presentation.
Use of Estimates
The preparation of financial statements in conformity with U.S. generally accepted accounting principles (GAAP) requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.
Operating Cycle
For classification of certain current assets and liabilities, we use the duration of the related contract or program as our operating cycle, which is generally longer than one year.
Revenue and Related Cost Recognition
Commercial aircraft contracts
The majority of our BCA segment revenue is derived from commercial aircraft contracts. For each contract, we determine the transaction price based on the consideration expected to be received. We allocate the transaction price to each commercial aircraft performance obligation based on relative standalone selling prices adjusted by an escalation formula as specified in the customer agreement. Revenue is recognized for each commercial aircraft performance obligation at the point in time when the aircraft is completed and accepted by the customer. We use program accounting to determine the amount reported as cost of sales.
Payments for commercial aircraft sales are received in accordance with the customer agreement, which generally includes a deposit upon order and additional payments in accordance with a payment schedule, with the balance being due immediately prior to or at aircraft delivery. Advances and progress billings (contract liabilities) are normal and customary for commercial aircraft contracts and not considered a significant financing component as they are intended to protect us from the other party failing to adequately complete some or all of its obligations under the contract.
Long-term contracts
Substantially all contracts at BDS and certain contracts at BGS are long-term contracts with the U.S. government and other customers that generally extend over several years. Products sales under long-term contracts primarily include fighter jets, rotorcraft, cybersecurity products, surveillance suites, advanced weapons, missile defense, military derivative aircraft, satellite systems and modification of commercial passenger aircraft to cargo freighters. Sales of services under long-term contracts primarily include support and maintenance agreements associated with our commercial and defense products and space travel on Commercial Crew.

For each long-term contract, we determine the transaction price based on the consideration expected to be received. We allocate the transaction price to each distinct performance obligation to deliver a good or service, or a collection of goods and/or services, based on the relative standalone selling prices. A long-term contract will typically represent a single distinct performance obligation due to the highly interdependent and interrelated nature of the underlying goods and/or services and the significant service of integration that we provide. While the scope and price on certain long-term contracts may be modified over their life, the transaction price is based on current rights and obligations under the contract and does not include potential modifications until they are agreed upon with the customer. When applicable, a cumulative adjustment or separate recognition for the additional scope and price may result. Long-term contracts can be negotiated with a fixed price or a price in which we are reimbursed for costs incurred plus an agreed upon profit. The Federal Acquisition Regulations provide guidance on the types of cost that will be reimbursed in establishing the price for contracts with the U.S. government. Certain long-term contracts include in the transaction price variable consideration, such as incentive and award fees, if specified targets are achieved. The amount included in the transaction price represents the expected value, based on a weighted probability, or the most likely amount.
Long-term contract revenue is recognized over the contract term (over time) as the work progresses, either as products are produced or as services are rendered. We generally recognize revenue over time as we perform on long-term contracts because of continuous transfer of control to the customer. For U.S. government contracts, this continuous transfer of control to the customer is supported by clauses in the contract that allow the customer to unilaterally terminate the contract for convenience, pay us for costs incurred plus a reasonable profit and take control of any work in process. Similarly, for
non-U.S.
government contracts, the customer typically controls the work in process as evidenced either by contractual termination clauses or by our rights to payment of the transaction price associated with work performed to date on products or services that do not have an alternative use to the Company.
The accounting for long-term contracts involves a judgmental process of estimating total revenues, costs and profit for each performance obligation. Cost of sales is recognized as incurred. The amount reported as revenues is determined by adding a proportionate amount of the estimated profit to the amount reported as cost of sales. Recognizing revenue as costs are incurred provides an objective measure of progress on the long-term contract and thereby best depicts the extent of transfer of control to the customer.
For long-term contracts for which revenue is recognized over time, changes in estimated revenues, cost of sales and the related effect on operating income are recognized using a cumulative catch-up
adjustment which recognizes in the current period the cumulative effect of the changes on current and prior periods based on a long-term contract’s percentage-of-completion.
When the current estimates of total revenues and costs at completion for a long-term contract indicate a loss, a provision for the entire reach-forward loss on the long-term contract is recognized.
The table below reflects the impact of net cumulative
catch-up
adjustments for changes in estimated revenues and costs at completion across all long-term contracts including the impact to Loss from operations from estimated losses on unexercised options for the years ended December 31:

	2023	2022	2021
Decrease to Revenue	($1,706)	($2,335)	($379)
Increase to Loss from operations	($2,943)	($5,253)	($880)
Increase to Diluted loss per share	($5.43)	($8.88)	($1.28)

Significant adjustments during the three years ended December 31, 2023 included losses on
VC-25B,
KC-46A
Tanker,
MQ-25,
Commercial Crew and
T-7A
Red Hawk programs in addition to lower earnings on
F-15
and satellites.
Due to the significance of judgment in the estimation process, changes in underlying assumptions/estimates, internal and supplier performance, inflationary trends, or other circumstances may adversely or positively affect financial performance in future periods.
Payments under long-term contracts may be received before or after revenue is recognized. The U.S. government customer typically withholds payment of a small portion of the contract price until contract completion. Therefore, long-term contracts typically generate Unbilled receivables (contract assets) but may generate Advances and progress billings (contract liabilities). Long-term contract Unbilled receivables and Advances and progress billings are not considered a significant financing component because they are intended to protect either the customer or the Company in the event that some or all of the obligations under the contract are not completed.
Commercial spare parts contracts
Certain contracts at our BGS segment include sales of commercial spare parts. For each contract, we determine the transaction price based on the consideration expected to be received. The spare parts have discrete unit prices that represent fair value. We generally consider each spare part to be a separate performance obligation. Revenue is recognized for each commercial spare part performance obligation at the point in time of delivery to the customer. We may provide our customers with a right to return a commercial spare part where a customer may receive a full or partial refund, a credit applied to amounts owed, a different product in exchange, or any combination of these items. We consider the potential for customer returns in the estimated transaction price. The amount reported as cost of sales is recorded at average cost. Payments for commercial spare parts sales are typically received shortly after delivery.
Other service revenue contracts
Certain contracts at our BGS segment are for sales of services to commercial customers including maintenance, training, data analytics and information-based services. We recognize revenue for these service performance obligations over time as the services are rendered. The method of measuring progress (such as straight-line or billable amount) varies depending upon which method best depicts the transfer of control to the customer based on the type of service performed. Cost of sales is recorded as incurred.
Concession sharing arrangements
We account for sales concessions to our customers in consideration of their purchase of products and services as a reduction of the transaction price and the revenue that is recognized for the related performance obligations. The sales concessions incurred may be partially reimbursed by certain suppliers in accordance with concession sharing arrangements. We record these reimbursements, which are presumed to represent reductions in the price of the vendor’s products or services, as a reduction in Cost of products.
Unbilled receivables and advances and progress billings
Unbilled receivables (contract assets) arise when the Company recognizes revenue for amounts which cannot yet be billed under terms of the contract with the customer. Advances and progress billings (contract liabilities) arise when the Company receives payments from customers in advance of recognizing revenue. The amount of Unbilled receivables or Advances and progress billings is determined for each contract.
Financial services revenue
We record financial services revenue associated with sales-type leases, operating leases and loans in Sales of services on the Consolidated Statements of Operations. For sales-type leases, we recognize selling profit or loss at lease inception if collection of the lease payments is probable. For sales-type leases, we record financing receivables at lease inception. A financing receivable is recorded at the aggregate of future lease payments, estimated residual value of the leased equipment, and any deferred incremental direct costs less unearned income. Income is recognized over the life of the lease to approximate a level rate of return on the net investment. For notes receivable, we record financing receivables net of any unamortized discounts and deferred incremental direct costs. Interest income and amortization of any discounts are recorded ratably over the related term of the note.
Income recognition is generally suspended for financing receivables that are uncollectible. We determine that a financing receivable is uncollectible when, based on current information and events, it is probable that we will be unable to collect amounts due according to the original contractual terms. We determine a financing receivable is past due when cash has not been received upon the due date specified in the contract.
We evaluate the collectability of financing receivables at commencement and on a recurring basis. If a financing receivable is determined to be uncollectible, the customer is categorized as non-accrual
status. When a customer is in
non-accrual
status at commencement, sales-type lease revenue is deferred until substantially all cash has been received or the customer is removed from non-accrual
status. If we have a note receivable with a customer that is in non-accrual
status, or a sales-type lease with a customer that changes to non-accrual
status after commencement, we recognize contractual interest income as payments are received to the extent there is sufficient collateral and payments exceed past due principal payments.
Residual values, which are reviewed periodically, represent the estimated amount we expect to receive at lease termination from the disposition of the leased equipment. Actual residual values realized could differ from these estimates. Declines in estimated residual value that are deemed other-than-temporary are recognized in the period in which the declines occur.
For operating leases, revenue on leased aircraft and equipment is recorded on a straight-line basis over the term of the lease. Operating lease assets, included in Financing receivables and operating lease equipment, net, are recorded at cost and depreciated to an estimated residual value using the straight-line method over the period that we project we will hold the asset. We periodically review our estimates of residual value and recognize forecasted changes by prospectively adjusting depreciation expense. We record assets held for sale at the lower of carrying value or fair value less costs to sell. We evaluate for impairment assets under operating leases when events or changes in circumstances indicate that the expected undiscounted cash flow from the asset may be less than the carrying value. When we determine that impairment is indicated for an asset, the amount of impairment expense recorded is the excess of the carrying value over the fair value of the asset.
Reinsurance revenue
Our wholly owned insurance subsidiary, Astro Ltd., participates in a reinsurance pool for workers’ compensation. The member agreements and practices of the reinsurance pool minimize any participating members’ individual risk. Reinsurance revenues were $163, $129 and $126 during 2023, 2022 and 2021, respectively. Reinsurance costs related to premiums and claims paid to the reinsurance pool were $181, $134 and $129 during 2023, 2022 and 2021, respectively. Revenues and costs are presented net in Cost of sales in the Consolidated Statements of Operations.
Research and Development
Research and development includes costs incurred for experimentation, design and testing, as well as bid and proposal efforts related to government products and services, which are expensed as incurred unless the costs are related to certain contractual arrangements with customers. Costs that are incurred pursuant to such contractual arrangements are recorded over the period that revenue is recognized, consistent with our long-term contract accounting policy. We have certain research and development arrangements that meet the requirement for best efforts research and development accounting. Accordingly, the amounts funded by the customer are recognized as an offset to our research and development expense rather than as contract revenues. Research and development expense, net included bid and proposal costs of $188, $217 and $213 in 2023, 2022 and 2021, respectively.
Share-Based Compensation
We provide various forms of share-based compensation to our employees. For awards settled in shares, we measure compensation expense based on the grant-date fair value net of estimated forfeitures. For awards settled in cash, or that may be settled in cash, we measure compensation expense based on the fair value at each reporting date net of estimated forfeitures. The expense is recognized over the requisite service period, which is generally the vesting period of the award.
Income Taxes
Provisions for U.S. federal, state and local, and
non-U.S.
income taxes are calculated on reported Loss before income taxes based on current tax law and also include, in the current period, the cumulative effect of any changes in tax rates from those used previously in determining deferred tax assets and liabilities. Such provisions differ from the amounts currently receivable or payable because certain items of income and expense are recognized in different time periods for financial reporting purposes than for income tax purposes. Significant judgment is required in determining income tax provisions and evaluating tax positions.
The accounting for uncertainty in income taxes requires a more-likely than-not
threshold for financial statement recognition and measurement of tax positions taken or expected to be taken in a tax return. We record a liability for the difference between the benefit recognized and measured for financial statement purposes and the tax position taken or expected to be taken on our tax return. To the extent that our assessment of such tax positions changes, the change in estimate is recorded in the period in which the determination is made.
Tax-related
interest and penalties are classified as a component of Income tax (expense)/benefit.
We also assess the likelihood that we will be able to recover our deferred tax assets against future sources of taxable income and reduce the carrying amounts of deferred tax assets by recording a valuation allowance if, based on the available evidence, it is more likely than not that all or a portion of such assets will not be realized. Changes in our estimates and judgments regarding realization of deferred tax assets may result in an increase or decrease to our tax expense and/or other comprehensive income, which would be recorded in the period in which the change occurs.
Postretirement Plans
Many of our employees have earned benefits under defined benefit pension plans. The majority of employees that had participated in defined benefit pension plans have transitioned to a company-funded defined contribution retirement savings plan. We also provide postretirement benefit plans other than pensions, consisting principally of health care coverage to eligible retirees and qualifying dependents. Benefits under the pension and other postretirement benefit plans are generally based on age at retirement and years of service and, for some pension plans, benefits are also based on the employee’s annual earnings. The net periodic cost of our pension and other postretirement plans is determined using the projected unit credit method and several actuarial assumptions, the most significant of which are the discount rate, the long-term rate of asset return and medical trend (rate of growth for medical costs). Actuarial gains and losses, which occur when actual experience differs from actuarial assumptions, are reflected in Shareholders’ equity (net of taxes). If actuarial gains and losses exceed ten percent of the greater of plan assets or plan liabilities, we amortize them over the average expected future lifetime of participants. The funded status of our pension and postretirement plans is reflected on the Consolidated Statements of Financial Position.
Postemployment Plans
We record a liability for postemployment benefits, such as severance or job training, when payment is probable, the amount is reasonably estimable, and the obligation relates to rights that have vested or accumulated.
Environmental Remediation
We are subject to federal and state requirements for protection of the environment, including those for discharge of hazardous materials and remediation of contaminated sites. We routinely assess, based on in-depth
studies, expert analyses and legal reviews, our contingencies, obligations and commitments for remediation of contaminated sites, including assessments of ranges and probabilities of recoveries from other responsible parties and/or insurance carriers. Our policy is to accrue and charge to current expense identified exposures related to environmental remediation sites when it is probable that a liability has been incurred and the amount can be reasonably estimated. The amount of the liability is based on our best estimate or the low end of a range of reasonably possible exposure for investigation, cleanup and monitoring costs to be incurred. Estimated remediation costs are not discounted to present value as the timing of payments cannot be reasonably estimated. We may be able to recover a portion of the remediation costs from insurers or other third parties. Such recoveries are recorded when realization of the claim for recovery is deemed probable.
Cash and Cash Equivalents
Cash and cash equivalents consist of highly liquid instruments, such as commercial paper, time deposits, and other money market instruments, which have original maturities of three months or less. We aggregate our cash balances by bank where conditions for right of set-off
are met, and reclassify any negative balances, consisting mainly of uncleared checks, to Accounts payable. Negative balances reclassified to Accounts payable were $117 and $102 at December 31, 2023 and 2022.
Inventories
Inventoried costs on commercial aircraft programs and long-term contracts include direct engineering, production and tooling and other non-recurring
costs, and applicable overhead, which includes fringe benefits, production related indirect and plant management salaries and plant services, not in excess of estimated net realizable value. To the extent a material amount of such costs are related to an abnormal event or are fixed costs not appropriately attributable to our programs or contracts, they are expensed in the current period rather than inventoried. Inventoried costs include amounts relating to programs and contracts with long-term production cycles, a portion of which is not expected to be realized within one year. Included in inventory for federal government contracts is an allocation of allowable costs related to manufacturing process reengineering.
Commercial aircraft programs inventory includes deferred production costs and supplier advances. Deferred production costs represent actual costs incurred for production of early units that exceed the estimated average cost of all units in the program accounting quantity. Higher production costs are experienced at the beginning of a new or derivative aircraft program. Units produced early in a program require substantially more effort (labor and other resources) than units produced later in a program because of volume efficiencies and the effects of learning. We expect that these deferred costs will be fully recovered when all units included in the accounting quantity are delivered as the expected unit cost for later deliveries is below the estimated average cost of all units in the program. Supplier advances represent payments for parts we have contracted to receive from suppliers in the future. As parts are received, supplier advances are amortized to work in process.
The determination of net realizable value of long-term contract costs is based upon quarterly reviews that estimate costs to be incurred to complete all contract requirements. When actual contract costs and the estimate to complete exceed total estimated contract revenues, a loss provision is recorded. The determination of net realizable value of commercial aircraft program costs is based upon quarterly program reviews that estimate revenue and cost to be incurred to complete the program accounting quantity. When estimated costs to complete exceed estimated program revenues to go, a program loss provision is recorded in the current period for the estimated loss on all undelivered units in the accounting quantity.
Used aircraft purchased by our BCA segment and general stock materials are stated at cost not in excess of net realizable value. Spare parts inventory is stated at lower of average unit cost or net realizable value. We review our commercial spare parts and general stock materials quarterly to identify impaired inventory, including excess or obsolete inventory, based on historical sales trends, expected production usage, and the size and age of the aircraft fleet using the part. Impaired inventories are charged to Cost of products in the period the impairment occurs.
Included in inventory for commercial aircraft programs are amounts paid or credited in cash, or other consideration to certain airline customers, that are referred to as early issue sales consideration. Early issue sales consideration is recognized as a reduction to revenue when the delivery of the aircraft under contract occurs. If an airline customer does not perform and take delivery of the contracted aircraft, we believe that we would have the ability to recover amounts paid. However, to the extent early issue sales consideration exceeds advances and is not considered to be otherwise recoverable, it would be written off in the current period.
Precontract Costs
We may, from time to time, incur costs in excess of the amounts required for existing contracts. If we determine the costs are probable of recovery from future orders, then we capitalize the precontract costs we incur, excluding start-up
costs which are expensed as incurred. Capitalized precontract costs are included in Inventories in the accompanying Consolidated Statements of Financial Position. Should future orders not materialize or we determine the costs are no longer probable of recovery, the capitalized costs would be written off.
Property, Plant and Equipment
Property, plant and equipment are recorded at cost, including applicable construction-period interest, less accumulated depreciation and are depreciated principally over the following estimated useful lives: new buildings and land improvements, from 10 to 40 years; and new machinery and equipment, from 4 to 20 years. The principal methods of depreciation are as follows: buildings and land improvements, 150% declining balance; and machinery and equipment, sum-of-the-years’
digits. Capitalized internal use software is included in Other assets, net and amortized using the straight line method over 5 years. Capitalized costs of software purchased as a service are included in Other assets, net and amortized using the straight line method over the term of the hosting arrangement, which is typically no greater than 10 years. We periodically evaluate the appropriateness of remaining depreciable lives assigned to long-lived assets, including assets that may be subject to a management plan for disposition.

Long-lived assets held for sale are stated at the lower of cost or fair value less cost to sell. Long-lived assets held for use are subject to an impairment assessment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. If the carrying value is no longer recoverable based upon the undiscounted future cash flows of the asset, the amount of the impairment is the difference between the carrying amount and the fair value of the asset.
Leases
We determine if an arrangement is, or contains, a lease under which we are the lessee at the inception date. Operating lease assets are included in Other assets, net, with the related liabilities included in Accrued liabilities and Other long-term liabilities. Assets under finance leases, which primarily represent computer equipment, are included in Property, plant and equipment, net, with the related liabilities included in Short-term debt and current portion of long-term debt and Long-term debt on the Consolidated Statements of Financial Position.
Operating lease assets represent our right to use an underlying asset for the lease term and lease liabilities represent our obligation to make lease payments arising from the lease. Operating lease assets and liabilities are recognized at the lease commencement date based on the estimated present value of lease payments over the lease term. We use our estimated incremental borrowing rate in determining the present value of lease payments. Variable components of the lease payments such as fair market value adjustments, utilities and maintenance costs are expensed as incurred and not included in determining the present value. Our lease terms include options to extend or terminate the lease when it is reasonably certain that we will exercise that option. Lease expense for operating leases is recognized on a straight-line basis over the lease term.
We have real property lease agreements with lease and
non-lease
components which are accounted for as a single lease component.
Asset Retirement Obligations
We record all known asset retirement obligations for which the liability’s fair value can be reasonably estimated, including certain asbestos removal, asset decommissioning and contractual lease restoration obligations. Recorded amounts are not material.
We also have known conditional asset retirement obligations, such as certain asbestos remediation and asset decommissioning activities to be performed in the future, that are not reasonably estimable due to insufficient information about the timing and method of settlement of the obligation. Accordingly, these obligations have not been recorded in the Consolidated Financial Statements. A liability for these obligations will be recorded in the period when sufficient information regarding timing and method of settlement becomes available to make a reasonable estimate of the liability’s fair value. In addition, there may be conditional asset retirement obligations that we have not yet discovered (e.g. asbestos may exist in certain buildings but we have not become aware of it through the normal course of business), and therefore, these obligations also have not been included in the Consolidated Financial Statements.
Goodwill and Other Acquired Intangibles
Goodwill and other acquired intangible assets with indefinite lives are not amortized, but are tested for impairment annually and when an event occurs or circumstances change such that it is more likely than not that an impairment may exist. Our annual testing date is April 1.
We test goodwill for impairment by performing a qualitative assessment or using a quantitative test. If we choose to perform a qualitative assessment and determine it is more likely than not that the carrying value of the net assets is more than the fair value of the related operations, the quantitative test is then performed; otherwise, no further testing is required. For operations where the quantitative test is used, we compare the carrying value of net assets to the estimated fair value of the related operations. If the fair value is determined to be less than carrying value, the shortfall up to the carrying value of the goodwill represents the amount of goodwill impairment.
Indefinite-lived intangibles consist of a brand and trade name and in-process
research and development (IPR&D) acquired in business combinations. IPR&D is initially capitalized at fair value as an intangible asset with an indefinite life and assessed for impairment thereafter. IPR&D is reclassified to finite-lived acquired intangible assets when a project is completed and then amortized on a straight-line basis over the asset’s estimated useful life. We test these intangibles for impairment by comparing the carrying values to current projections of related discounted cash flows. Any excess carrying value over the amount of discounted cash flows represents the amount of the impairment.
Our finite-lived acquired intangible assets are amortized on a straight-line basis over their estimated useful lives as follows: developed technology, from 4 to 14 years; product know-how,
from 6 to 30 years; customer base, from 3 to 17 years; distribution rights, from 3 to 27 years; and other, from 1 to 32 years. We evaluate the potential impairment of finite-lived acquired intangible assets whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. If the carrying value is no longer recoverable based upon the undiscounted future cash flows of the asset, the amount of the impairment is the difference between the carrying amount and the fair value of the asset.
Investments
Time deposits are
held-to-maturity
investments that are carried at cost.
Available-for-sale
debt investments include commercial paper, U.S. government agency securities and corporate debt securities.
Available-for-sale
debt investments are recorded at fair value, and unrealized gains and losses are recorded, net of tax, as a component of accumulated other comprehensive income. Realized gains and losses on available-for-sale
debt investments are recognized based on the specific identification method.
Available-for-sale
debt investments are assessed for impairment quarterly.
The equity method of accounting is used to account for investments for which we have the ability to exercise significant influence, but not control, over an investee. Significant influence is generally deemed to exist if we have an ownership interest in the voting stock of an investee of between 20% and 50%. The cumulative earnings approach is used for cash flow classification of distributions received from equity method investments.
Other Equity investments are recorded at fair value, with gains and losses recorded through net earnings. Equity investments without readily determinable fair value are measured at cost, less impairments, plus or minus observable price changes. Equity investments without readily determinable fair value are assessed for impairment quarterly.
We classify investment income and loss on our Consolidated Statements of Operations based on whether the investment is operating or non-operating
in nature. Operating investments align strategically and are integrated with our operations. Earnings from operating investments, including our share of income or loss from equity method investments, dividend income from other equity investments, and any impairments or gain/loss on the disposition of these investments, are recorded in Income/(loss) from operating investments, net.
Non-operating
investments are those we hold for
non-strategic
purposes. Earnings from
non-operating
investments, including interest and dividends on marketable securities, and any impairments or gain/loss on the disposition of these investments are recorded in Other income, net.

Derivatives
All derivative instruments are recognized in the financial statements and measured at fair value regardless of the purpose or intent of holding them. We use derivative instruments to principally manage a variety of market risks. For our cash flow hedges, the derivative’s gain or loss is initially reported in comprehensive income and is subsequently reclassified into earnings in the same period(s) during which the hedged forecasted transaction affects earnings.
We have agreements to purchase and sell aluminum to address long-term strategic sourcing objectives and
non-U.S.
business requirements. We also hold certain other derivative instruments for economic purposes. These aluminum purchase and sale agreements and other derivative instruments are derivatives for accounting purposes but are not designated as hedges for accounting purposes. For these aluminum agreements and other derivative instruments not designated for hedge accounting treatment, the changes in their fair value are recorded in earnings immediately.
Allowances for Losses on Certain Financial Assets
We establish allowances for credit losses on accounts receivable, unbilled receivables, financing receivables and certain other financial assets. The adequacy of these allowances is assessed quarterly through consideration of factors such as customer credit ratings, bankruptcy filings, published or estimated credit default rates, age of the receivable, expected loss rates and collateral exposures. Collateral exposure is the excess of the carrying value of a financial asset over the fair value of the related collateral. We determine the creditworthiness of our customers by assigning internal credit ratings based upon publicly available information and information obtained directly from the customers. Our rating categories are comparable to those used by major credit rating agencies.
Financing receivables are collateralized by security in the related asset. We use a median calculated from published collateral values from multiple third-party aircraft value publications based on the type and age of the aircraft to determine the fair value of aircraft collateral. Under certain circumstances, we apply judgment based on the attributes of the specific aircraft or equipment, usually when the features or use of the aircraft vary significantly from the more generic aircraft attributes covered by outside publications.
We have entered into agreements with certain customers that would entitle us to look beyond the specific collateral underlying the receivable for purposes of determining the collateral exposure. Should the proceeds from the sale of the underlying collateral asset resulting from a default condition be insufficient to cover the carrying value of our receivable (creating a shortfall condition), these agreements would, for example, permit us to take the actions necessary to sell or retain certain other assets in which the customer has an equity interest and use the proceeds to cover the shortfall.
Commercial Aircraft
Trade-in
Commitments
In conjunction with signing a definitive agreement for the sale of new commercial aircraft (Sale Aircraft), we have entered into trade-in
commitments with certain customers that give them the right to trade in used aircraft at a specified price.
Exposure related to
trade-in
commitments may take the form of:

(1)
adjustments to revenue for the difference between the contractual trade-in
price in the definitive agreement and our best estimate of the fair value of the trade-in
aircraft as of the date of such agreement, which would be recognized upon delivery of the Sale Aircraft, and/or

(2)
charges to cost of products for adverse changes in the fair value of trade-in
aircraft that occur subsequent to signing of a definitive agreement for Sale Aircraft but prior to the purchase of the used trade-in
aircraft. Estimates based on current aircraft values would be included in Accrued liabilities.

The fair value of
trade-in
aircraft is determined using aircraft-specific data such as model, age and condition, market conditions for specific aircraft and similar models, and multiple valuation sources. This process uses our assessment of the market for each trade-in
aircraft, which in most instances begins years before the return of the aircraft. There are several possible markets in which we continually pursue opportunities to place used aircraft. These markets include, but are not limited to, the resale market, which could potentially include the cost of long-term storage; the leasing market, with the potential for refurbishment costs to meet the leasing customer’s requirements; or the scrap market.
Trade-in
aircraft valuation varies significantly depending on which market we determine is most likely for each aircraft. On a quarterly basis, we update our valuation analysis based on the actual activities associated with placing each aircraft into a market or using current published third-party aircraft valuations based on the type and age of the aircraft, adjusted for individual attributes and known conditions.
Warranties
In conjunction with certain product sales, we provide warranties that cover factors such as non-conformance
to specifications and defects in material and design. The majority of our warranties are issued by our BCA segment. Generally, aircraft sales are accompanied by a 3 to
4-year
standard warranty for systems, accessories, equipment, parts, and software manufactured by us or manufactured to certain standards under our authorization. These warranties are included in the programs’ estimate at completion. On occasion we have made commitments beyond the standard warranty obligation to correct fleet-wide major issues of a particular model, resulting in additional accrued warranty expense. Warranties issued by our BDS segment principally relate to sales of military aircraft and weapons systems. These sales are generally accompanied by a six month to two-year
warranty period and cover systems, accessories, equipment, parts and software manufactured by us to certain contractual specifications. Estimated costs related to standard warranties are recorded in the period in which the related product delivery occurs. The warranty liability recorded at each balance sheet date reflects the estimated number of months of warranty coverage outstanding for products delivered times the average of historical monthly warranty payments, as well as additional amounts for certain major warranty issues that exceed a normal claims level. Estimated costs of these additional warranty issues are considered changes to the initial liability estimate.
We provide guarantees to certain commercial aircraft customers which include compensation provisions for failure to meet specified aircraft performance targets. We account for these performance guarantees as warranties. The estimated liability for these warranties is based on known and anticipated operational characteristics and forecasted customer operation of the aircraft relative to contractually specified performance targets, and anticipated settlements when contractual remedies are not specified. Estimated payments are recorded as a reduction of revenue at delivery of the related aircraft. We have agreements that require certain suppliers to compensate us for amounts paid to customers for failure of supplied equipment to meet specified performance targets. Claims against suppliers under these agreements are included in Inventories and recorded as a reduction in Cost of products at delivery of the related aircraft. These performance warranties and claims against suppliers are included in estimates to complete the related programs.
Supplier Penalties
We may incur penalties to suppliers under certain circumstances such as a contract termination. We record an accrual for supplier penalties when an event occurs that makes it probable we will incur a supplier penalty and the amount is reasonably estimable.

Guarantees
At the inception of a guarantee, we record a liability in Accrued liabilities for the fair value of the guarantee. For credit guarantees, the liability is equal to the present value of the expected loss. We determine the expected loss by multiplying the creditor’s default rate by the guarantee amount reduced by the expected recovery, if applicable. We also recognize a liability for the expected contingent loss at inception and adjust it each quarter.
Note 2 – Goodwill and Acquired Intangibles
Changes in the carrying amount of goodwill for the years ended December 31, 2023 and 2022 were as follows:

	Commercial Airplanes	Defense, Space & Security	Global Services	Other	Total
Balance at December 31, 2021	$1,316	$3,224	$3,443	$85	$8,068
Goodwill adjustments			(11)		(11)

Balance at December 31, 2022	$1,316	$3,224	$3,432	$85	$8,057
Acquisitions	3	11	16		30
Goodwill adjustments			6		6

Balance at December 31, 2023	$1,319	$3,235	$3,454	$85	$8,093

As of December 31, 2023 and 2022, we had indefinite-lived intangible assets with carrying amounts of $197 relating to trade names. As of December 31, 2023 and 2022, we had an indefinite-lived intangible asset with a carrying amount of $202 related to in process research and development for a next-generation air vehicle.
The gross carrying amounts and accumulated amortization of our acquired finite-lived intangible assets were as follows at December 31:

	2023		2022
	Gross Carrying Amount	Accumulated Amortization	Gross Carrying Amount	Accumulated Amortization
Distribution rights	$2,545	$1,566	$2,546	$1,443
Product know-how	552	465	552	441
Customer base	1,358	837	1,356	777
Developed technology	638	569	621	545
Other	280	241	276	233

Total	$5,373	$3,678	$5,351	$3,439

Amortization expense for acquired finite-lived intangible assets for the years ended December 31, 2023 and 2022 was $235 and $241. Estimated amortization expense for the five succeeding years is as follows:

	2024	2025	2026	2027	2028
Estimated amortization expense	$224	$199	$194	$174	$147

Note 3 – Earnings Per Share
Basic and diluted earnings per share are computed using the
two-class
method, which is an earnings allocation method that determines earnings per share for common shares and participating securities.

The undistributed earnings are allocated between common shares and participating securities as if all earnings had been distributed during the period. Participating securities and common shares have equal rights to undistributed earnings.
Basic earnings per share is calculated by taking net earnings attributable to Boeing Shareholders, less earnings available to participating securities, divided by the basic weighted average common shares outstanding.
Diluted earnings per share is calculated by taking net earnings attributable to Boeing Shareholders, less earnings available to participating securities, divided by the diluted weighted average common shares outstanding. Diluted weighted average common shares outstanding is calculated using the treasury stock method.
The elements used in the computation of basic and diluted earnings per share were as follows:

(In millions – except per share amounts)
Years ended December 31,	2023	2022	2021
Net loss attributable to Boeing Shareholders	($2,222)	($4,935)	($4,202)
Less: earnings available to participating securities

Net loss available to common shareholders	($2,222)	($4,935)	($4,202)

Basic
Basic weighted average shares outstanding	606.1	595.2	588.0
Less: participating securities(1)	0.3	0.3	0.4
Basic weighted average common shares outstanding	605.8	594.9	587.6

Diluted
Diluted weighted average shares outstanding	606.1	595.2	588.0
Less: participating securities(1)	0.3	0.3	0.4

Diluted weighted average common shares outstanding	605.8	594.9	587.6

Net loss per share:
Basic	($3.67)	($8.30)	($7.15)
Diluted	(3.67)	(8.30)	(7.15)

(1)	Participating securities include certain instruments in our deferred compensation plan.
The following table represents potential common shares that were not included in the computation of Diluted loss per share because the effect was antidilutive based on their strike price or the performance condition was not met.

(Shares in millions)
Years ended December 31,	2023	2022	2021
Performance awards			2.9
Performance-based restricted stock units		0.4	0.8
Restricted stock units		1.0	0.4
Stock options	0.8	0.8	0.3

In addition, potential common shares of 5.7 million, 3.5 million, and 2.6 million for the years ended December 31, 2023, 2022 and 2021 were excluded from the computation of Diluted loss per share, because the effect would have been antidilutive as a result of incurring a net loss in those periods.
Note 4 – Income Taxes
The components of Loss before income taxes were:

Years ended December 31,	2023	2022	2021
U.S.	($2,512)	($5,457)	($5,475)
Non-U.S.	507	435	442

Total	($2,005)	($5,022)	($5,033)

Income tax (expense)/benefit consisted of the following:

Years ended December 31,	2023	2022	2021
Current tax (benefit)/expense
U.S. federal	$9	($58)	($89)
Non-U.S.	179	142	147
U.S. state	19	(42)	42

Total current	207	42	100

Deferred tax (benefit)/expense
U.S. federal	6	(62)	(855)
Non-U.S.	5	(3)	(12)
U.S. state	19	54	24

Total deferred	30	(11)	(843)

Total income tax expense/(benefit)	$237	$31	($743)

Net income tax payments/(refunds) were $204, ($1,317) and ($1,480) in 2023, 2022 and 2021, respectively.
The following is a reconciliation of the U.S. federal statutory tax to actual income tax (benefit)/expense:

Years ended December 31,	2023		2022		2021
	Amount	Rate	Amount	Rate	Amount	Rate
U.S. federal statutory tax	($421)	21.0%	($1,054)	21.0%	($1,057)	21.0%
Valuation allowance	1,150	(57.3)	1,199	(23.9)	512	(10.2)
Research and development credits	(472)	23.6	(204)	4.1	(189)	3.8
State income tax provision, net of effects on U.S. federal tax	(75)	3.7	(90)	1.8	(94)	1.9
Tax on non-U.S. activities	35	(1.8)	64	(1.3)	47	(0.9)
Impact of subsidiary shares purchased from noncontrolling interests	(29)	1.5
Other provision adjustments	49	(2.5)	116	(2.3)	38	(0.9)

Income tax expense/(benefit)	$237	(11.8)%	$31	(0.6)%	($743)	14.7%

Significant components of our deferred tax assets/(liabilities) at December 31 were as follows:

	2023	2022
Inventory and long-term contract methods of income recognition	($5,115)	($4,369)
Research expenditures	2,873	1,464
Federal net operating loss, credit, interest and other carryovers(1)	2,551	2,082
Fixed assets, intangibles and goodwill	(1,566)	(1,641)
Pension benefits	1,178	1,146
Other employee benefits	1,162	1,095
State net operating loss, credit, interest and other carryovers(2)	1,137	1,021
Accrued expenses and reserves	956	933
Other postretirement benefit obligations	590	660
737 MAX customer concessions and other considerations	310	425
Other	304	179

Gross deferred tax assets/(liabilities) before valuation allowance	$4,380	$2,995
Valuation allowance	(4,550)	(3,162)

Net deferred tax assets/(liabilities) after valuation allowance	($170)	($167)

(1)	Of the deferred tax asset for federal net operating loss, credit, interest and other carryovers, $1,224 expires on or before December 31, 2043 and $1,327 may be carried over indefinitely.
(2)	Of the deferred tax asset for state net operating loss, credit, interest and other carryovers, $575 expires on or before December 31, 2043 and $562 may be carried over indefinitely.
Net deferred tax assets/(liabilities) at December 31 were as follows:

	2023	2022
Deferred tax assets	$14,743	$12,301
Deferred tax liabilities	(10,363)	(9,306)
Valuation allowance	(4,550)	(3,162)

Net deferred tax assets/(liabilities)	($170)	($167)

The Company’s deferred income tax assets of $14,743 can be used in future years to offset taxable income and reduce income taxes payable. The Company’s deferred income tax liabilities of $10,363 will partially offset deferred income tax assets and result in higher taxable income in future years and increase income taxes payable. Tax law determines whether future reversals of temporary differences will result in taxable and deductible amounts that offset each other in future years. The particular years in which temporary differences result in taxable or deductible amounts generally are determined by the timing of the recovery of the related asset or settlement of the related liability. The deferred income tax assets and liabilities relate primarily to U.S. federal and state tax jurisdictions. From a U.S. federal tax perspective, the Company generated tax net operating losses in 2021 and interest carryovers in 2021, 2022, and 2023 that can be carried forward indefinitely and federal research and development credits that can be carried forward 20 years.

Throughout 2021, 2022, and 2023, the Company was in a three-year cumulative pre-tax
loss position. For purposes of assessing the recoverability of deferred tax assets, the Company determined that it could not include future projected earnings in the analysis due to recent history of losses.
As of December 31, 2023 and 2022, the Company has recorded valuation allowances of $4,550 and $3,162 primarily for certain domestic deferred tax assets, and certain domestic net operating losses, tax credit and interest carryforwards. To measure the valuation allowance, the Company estimated in what year each of its deferred tax assets and liabilities would reverse using systematic and logical methods to estimate the reversal patterns. Based on these methods, deferred tax liabilities are assumed to reverse and generate taxable income over the next 5 to 10 years while deferred tax assets related to pension and other postretirement benefit obligations are assumed to reverse and generate tax deductions over the next 15 to 20 years. The valuation allowance results from not having sufficient income from deferred tax liability reversals in the appropriate future periods to support the realization of deferred tax assets.
During 2023, the Company increased the valuation allowance by $1,388, primarily due to tax credits and other carryforwards generated in 2023 that cannot be realized in 2023. This reflects a tax expense of $1,150 recorded in continuing operations, an increase of $31 related to the associated federal benefit of state impacts, a tax expense of $173 included in Other comprehensive income (OCI) primarily due to the net actuarial losses that resulted from the annual remeasurement of pension assets and liabilities, and an increase of $34 included in additional paid-in
capital.
Until the Company generates sustained levels of profitability, additional valuation allowances may have to be recorded with corresponding adverse impacts on earnings and/or OCI.
The Tax Cuts and Jobs Act
one-time
repatriation tax and Global Intangible Low Tax Income liabilities effectively taxed the undistributed earnings previously deferred from U.S. income taxes. We have not provided for deferred income taxes on the undistributed earnings from certain
non-U.S.
subsidiaries because such earnings are considered to be indefinitely reinvested. If such earnings were to be distributed, any deferred income taxes would not be significant.
As of December 31, 2023 and 2022, the amounts accrued for the payment of income tax-related
interest and penalties included in the Consolidated Statements of Financial Position were not significant. The amounts of interest included in the Consolidated Statements of Operations were not significant for 2023, 2022 and 2021.
A reconciliation of the beginning and ending amount of unrecognized tax benefits is as follows:

	2023	2022	2021
Unrecognized tax benefits – January 1	$915	$858	$966
Gross increases – tax positions in prior periods	38	17	64
Gross decreases – tax positions in prior periods	(3)	(51)	(245)
Gross increases – current period tax positions	181	91	73
Gross decreases – current period tax positions

Unrecognized tax benefits – December 31	$1,131	$915	$858

As of December 31, 2023, 2022 and 2021, the total amount of unrecognized tax benefits include $1,088, $878 and $790, respectively, that would affect the effective tax rate, if recognized. As of December 31, 2023, these amounts were primarily associated with the amount of research tax credits claimed and various other matters.

Federal income tax audits have been settled for all years prior to 2018. The Internal Revenue Service is currently auditing the 2018-2020 tax years. We are also subject to examination in major state and international jurisdictions for the 2010-2022 tax years. We believe appropriate provisions for all outstanding tax issues have been made for all jurisdictions and all open years.
Audit outcomes and the timing of audit settlements are subject to significant uncertainty. It is reasonably possible that within the next 12 months, unrecognized tax benefits related to federal tax matters under audit may decrease by up to $620 based on current estimates.
The Organization for Economic
Co-operation
and Development has issued Pillar Two model rules introducing a new global minimum tax of 15% intended to be effective on January 1, 2024. While the US has not yet adopted the Pillar Two rules, various other governments around the world are enacting legislation. As currently designed, Pillar Two will ultimately apply to our worldwide operations. Considering we do not have material operations in jurisdictions with tax rates lower than the Pillar Two minimum, these rules are not expected to materially increase our global tax costs. There remains uncertainty as to the final Pillar Two model rules. We will continue to monitor US and global legislative action related to Pillar Two for potential impacts.
Note 5 – Accounts Receivable, net
Accounts receivable, net at December 31 consisted of the following:

	2023	2022
U.S. government contracts(1)	$970	$800
Commercial Airplanes	57	293
Global Services(2)	1,526	1,390
Defense, Space, & Security(2)	160	145
Other	25	5
Less valuation allowance	(89)	(116)

Total	$2,649	$2,517

(1)	Includes foreign military sales through the U.S. government
(2)	Excludes U.S. government contracts
Note 6 – Allowances for Losses on Financial Assets
The change in allowances for expected credit losses for the years ended December 31, 2023 and 2022 consisted of the following:

	Accounts receivable	Unbilled receivables	Other Current Assets	Financing receivables	Other Assets	Total
Balance at January 1, 2022	($390)	($91)	($62)	($18)	($186)	($747)

Changes in estimates	2	21	(27)	(37)	(35)	(76)
Write-offs	260	47	4		133	444
Recoveries	12					12

Balance at December 31, 2022	($116)	($23)	($85)	($55)	($88)	($367)

Balance at January 1, 2023	($116)	($23)	($85)	($55)	($88)	($367)

Changes in estimates	(6)	4	30	4	(34)	(2)
Write-offs	29		5			34
Recoveries	4					4

Balance at December 31, 2023	($89)	($19)	($50)	($51)	($122)	($331)

Note 7 – Inventories
Inventories at December 31 consisted of the following:

	2023	2022
Commercial aircraft programs	$68,683	$67,702
Long-term contracts in progress	686	582
Capitalized precontract costs(1)	946	794
Commercial spare parts, used aircraft, general stock materials and other	9,426	9,073

Total	$79,741	$78,151

(1)	Capitalized precontract costs at December 31, 2023 and 2022 includes amounts related to KC-46A Tanker, Commercial Crew, and T-7A Red Hawk Production Options. See Note 13.
Commercial Aircraft Programs
At December 31, 2023 and 2022, commercial aircraft programs inventory included the following amounts related to the 737 program: deferred production costs of $6,011 and $2,955 and unamortized tooling and other non-recurring
costs of $792 and $626. At December 31, 2023, $6,767 of 737 deferred production costs, unamortized tooling and other non-recurring
costs are expected to be recovered from units included in the program accounting quantity that have firm orders, and $36 is expected to be recovered from units included in the program accounting quantity that represent expected future orders.
At December 31, 2023 and 2022, commercial aircraft programs inventory included the following amounts related to the 777X program: $4,638 and $4,059 of work in process, $1,792 and $1,330 of deferred production costs, and $4,063 and $3,774 of unamortized tooling and other non-recurring
costs. In April 2022, we decided to pause production of the
777X-9
during 2022 and 2023, which resulted in abnormal production costs of $513 and $325 during the years ended December 31, 2023 and 2022. In the fourth quarter of 2023, the 777X program resumed production.
At December 31, 2023 and 2022, commercial aircraft programs inventory included the following amounts related to the 787 program: deferred production costs of $12,384 and $12,689, $1,764 and $1,831 of supplier advances, and $1,480 and $1,722 of unamortized tooling and other non-recurring
costs. At December 31, 2023, $12,384 of 787 deferred production costs, unamortized tooling and other non-recurring
costs are expected to be recovered from units included in the program accounting quantity that have firm orders, and $1,480 is expected to be recovered from units included in the program accounting quantity that represent expected future orders. We produced at abnormally low production rates resulting in abnormal production costs that were expensed as incurred from the third quarter of 2021 through the third quarter of 2023. We expensed abnormal production costs of $1,014, $1,240, and $468 during the years ended December 31, 2023, 2022 and 2021. The remaining abnormal costs associated with rework are not expected to be significant.
Commercial aircraft programs inventory included amounts credited in cash or other consideration (early issue sales consideration) to airline customers totaling $4,126 and $3,586 at December 31, 2023 and 2022.
Note 8 – Contracts with Customers
Unbilled receivables decreased from $8,634 at December 31, 2022 to $8,317 at December 31, 2023, primarily driven by an increase in billings at BDS and BGS.

The following table summarizes our contract assets under long-term contracts that were unbillable or related to outstanding claims as of December 31:

	Unbilled		Claims
	2023	2022	2023	2022
Current	$6,565	$6,478	$6
Expected to be collected after one year	1,771	2,179	40	$16
Less valuation allowance	(19)	(23)

Total	$8,317	$8,634	$46	$16

Unbilled receivables related to commercial customer incentives expected to be collected after one year were $42 and $117 at December 31, 2023 and 2022. Unbilled receivables related to claims are items that we believe are earned, but are subject to uncertainty concerning their determination or ultimate realization.
Advances and progress billings increased from $53,081 at December 31, 2022 to $56,328 at December 31, 2023, primarily driven by advances on orders received at BCA, partially offset by revenue recognized at BDS.
Revenues recognized for the years ended December 31, 2023 and 2022 from amounts recorded as Advances and progress billings at the beginning of each year were $15,298 and $12,087.
Note 9 – Financing Receivables and Operating Lease Equipment
Financing receivables and operating lease equipment, net consisted of the following at December 31:

	2023	2022
Financing receivables:
Investment in sales-type leases	$556	$804
Notes	102	385

Total financing receivables	658	1,189
Less allowance for losses on receivables	51	55

Financing receivables, net	607	1,134
Operating lease equipment, at cost, less accumulated depreciation of $70 and $76	352	470

Total	$959	$1,604

Financing arrangements typically range in terms from 1 to 12 years and may include options to extend or terminate. Certain leases include provisions to allow the lessee to purchase the underlying aircraft at a specified price. At December 31, 2023 and 2022, $44 and $405 were determined to be uncollectible financing receivables and placed on non-accrual
status. The allowance for losses on receivables remained largely unchanged during the year ended December 31, 2023.
The components of investment in sales-type leases at December 31 were as follows:

	2023	2022
Gross lease payments receivable	$697	$924
Unearned income	(162)	(206)

Net lease payments receivable	535	718
Unguaranteed residual assets	21	86

Total	$556	$804

Financing interest income received for the years ended December 31, 2023 and 2022 was $108 and $13.
Financing receivables that were past due as of December 31, 2023 totaled $9.
Our financing receivable balances at December 31, 2023 by internal credit rating category and year of origination consisted of the following:

Rating categories	Current	2022	2021	2020	2019	Prior	Total
BBB						$13	$13
BB	$73	$32	$198	$103	$36	53	495
B					12	94	106
CCC			35			9	44

Total carrying value of financing receivables	$73	$32	$233	$103	$48	$169	$658

At December 31, 2023, our allowance for losses related to receivables with ratings of CCC, B, BB and BBB. We applied default rates that averaged 100.0%, 0.0%, 2.4% and 0.1%, respectively, to the exposure associated with those receivables.
Financing Receivables Exposure
The majority of our financing receivables and operating lease equipment portfolio is concentrated in the following aircraft models at December 31:

	2023	2022
717 Aircraft ($0 and $45 accounted for as operating leases)	$478	$563
747-8 Aircraft (Accounted for as sales-type leases)	129	394
737 Aircraft ($148 and $174 accounted for as operating leases)	156	186
777 Aircraft ($194 and $209 accounted for as operating leases)	194	209
MD-80 Aircraft (Accounted for as sales-type leases)		96
757 Aircraft (Accounted for as sales-type leases)		107
747-400 Aircraft (Accounted for as sales-type leases)	43	46

Operating lease equipment primarily includes large commercial jet aircraft.
Impairment charges related to operating lease assets were $0, $7, and $31 for the years ended December 31, 2023, 2022 and 2021.
Lease income recorded in Sales of services on the Consolidated Statements of Operations for the years ended December 31, 2023, 2022 and 2021 included $55, $69, and $54 of interest income from sales-type leases, and $60, $65, and $68 from operating lease
payments
. Profit at the commencement of sales-type leases was recorded in Sales of services for the years ended December 31, 2023, 2022 and 2021 in the amount of $32, $28, and $78.

As of December 31, 2023, undiscounted cash flows for notes receivable, sales-type and operating leases over the next five years and thereafter are as follows:

	Notes receivable	Sales-type leases	Operating leases
Year 1	$17	$149	$69
Year 2	9	102	61
Year 3	10	109	52
Year 4	11	127	47
Year 5	12	137	45
Thereafter	43	73	48

Total financing receipts	102	697	322
Less imputed interest		(162)
Estimated unguaranteed residual values		21

Total	$102	$556	$322

At December 31, 2023 and December 31, 2022, unguaranteed residual values were $21 and $86.
Note 10 – Property, Plant and Equipment
Property, plant and equipment at December 31 consisted of the following:

	2023	2022
Land	$377	$376
Buildings and land improvements	14,795	14,404
Machinery and equipment	16,055	15,844
Construction in progress	1,679	1,368

Gross property, plant and equipment	32,906	31,992
Less accumulated depreciation	(22,245)	(21,442)

Total	$10,661	$10,550

Depreciation expense was $1,328, $1,396 and $1,488 for 2023, 2022 and 2021, respectively. Interest capitalized in 2023, 2022 and 2021 totaled $101, $89 and $76, respectively.
During 2023 and 2022, we acquired $124 and $101 of property, plant and equipment through non-cash
investing and financing transactions. Accounts payable related to purchases of property, plant and equipment were $498 and $396 for the years ended December 31, 2023 and 2022.
Note 11 – Investments
Our investments, which are recorded in Short-term and other investments or Investments, consisted of the following at December 31:

	2023	2022
Time deposits(1)	$2,753	$2,093
Equity method investments(2)	966	948
Available-for-sale debt investments(1)	499	479
Equity and other investments	69	36
Restricted cash & cash equivalents(1)(3)	22	33

Total	$4,309	$3,589

(1)	Included in Short-term and other investments on our Consolidated Statements of Financial Position.
(2)	Dividends received were $31 and $111 during 2023 and 2022. Retained earnings at December 31, 2023 include undistributed earnings from our equity method investments of $110.
(3)	Reflects amounts restricted in support of our property sales, workers’ compensation programs and insurance premiums.
Contributions to investments and Proceeds from investments on our Consolidated Statements of Cash Flows primarily relate to time deposits and available-for-sale
debt investments. Cash used for the purchase of time deposits during 2023, 2022 and 2021 was $15,794, $4,358 and $34,905, respectively. Cash proceeds from the maturities of time deposits during 2023, 2022 and 2021 were $15,140, $9,943 and $44,372, respectively.
Allowance for losses on
available-for-sale
debt investments are assessed quarterly. All instruments are considered investment grade, and we have not recognized an allowance for credit losses as of December 31, 2023.
Equity Method Investments
Our equity method investments consisted of the following at December 31:

	Segment	Ownership Percentages	Investment Balance
			2023	2022
United Launch Alliance	BDS	50%	$582	$587
Other	BCA, BDS, BGS and Other		384	361

Total equity method investments			$966	$948

Note 12 – Leases
Our operating lease assets primarily represent manufacturing and research and development facilities, warehouses and offices. Total operating lease expense was $457 and $421 for the years ended December 31, 2023 and 2022, of which $76 and $75 was attributable to variable lease expenses.
For the years ended December 31, 2023 and 2022, cash payments against operating lease liabilities totaled $323 and $294 and non-cash
transactions totaled $488 and $245 to recognize operating assets and liabilities for new leases.
Supplemental Consolidated Statement of Financial Position information related to leases consisted of the following at December 31:

	2023	2022
Operating leases:
Operating lease right-of-use assets	$1,690	$1,451
Current portion of lease liabilities	296	276
Non-current portion of lease liabilities	1,518	1,305

Total operating lease liabilities	$1,814	$1,581

Weighted average remaining lease term (years)	11	12
Weighted average discount rate	3.21%	4.13%

Operating lease assets are included in Other assets, net, with the related liabilities included in Accrued liabilities and Other long-term liabilities.
Maturities of operating lease liabilities for the next five years are as follows:

Operating leases
2024	$358
2025	317
2026	279
2027	230
2028	182
Thereafter	1,032

Total lease payments	2,398
Less imputed interest	(584)

Total	$1,814

As of December 31, 2023, we have entered into leases that have not yet commenced of $430, primarily for a maintenance, repair and overhaul hangar that will support military aircraft programs. These leases will commence in 2024 with lease terms of 2 years to 27 years.
Note 13 – Liabilities, Commitments and Contingencies
Accrued Liabilities
Accrued liabilities at December 31 consisted of the following:

	2023	2022
Accrued compensation and employee benefit costs	$6,721	$6,351
737 MAX customer concessions and other considerations	1,327	1,864
Other customer concessions and considerations	1,300	1,102
Environmental	844	752
Product warranties	2,448	2,275
Forward loss recognition	4,699	4,060
Accrued interest payable	652	599
Current portion of lease liabilities	296	276
Current portion of retiree healthcare and pension liabilities	473	494
Other	3,571	3,808

Total	$22,331	$21,581

737 MAX Customer Concessions and Other Considerations
The following table summarizes changes in the 737 MAX customer concessions and other considerations liability during 2023 and 2022.

	2023	2022
Beginning balance – January 1	$1,864	$2,940
Reductions for payments made	(449)	(1,031)
Reductions for concessions and other in-kind considerations	(61)	(29)
Changes in estimates	(27)	(16)

Ending balance – December 31	$1,327	$1,864

At December 31, 2023, $0.1 billion of the liability balance remains subject to negotiations with customers. We expect to pay $0.6 billion in 2024 while the remaining amounts are expected to be liquidated by lower customer delivery payments.
Environmental
The following table summarizes changes in environmental remediation liabilities during the years ended December 31, 2023 and 2022.

	2023	2022
Beginning balance – January 1	$752	$605
Reductions for payments made, net of recoveries	(79)	(43)
Changes in estimates	171	190

Ending balance – December 31	$844	$752

The liabilities recorded represent our best estimate or the low end of a range of reasonably possible costs expected to be incurred to remediate sites, including operation and maintenance over periods of up to 30 years. It is reasonably possible that we may incur costs that exceed these recorded amounts because of regulatory agency orders and directives, changes in laws and/or regulations, higher than expected costs and/or the discovery of new or additional contamination. As part of our estimating process, we develop a range of reasonably possible alternate scenarios that includes the high end of a range of reasonably possible cost estimates for all remediation sites for which we have sufficient information based on our experience and existing laws and regulations. There are some potential remediation obligations where the costs of remediation cannot be reasonably estimated. At December 31, 2023 and 2022, the high end of the estimated range of reasonably possible remediation costs exceeded our recorded liabilities by $1,030 and $1,058.
Product Warranties
The following table summarizes changes in product warranty liabilities recorded during the years ended December 31, 2023 and 2022.

	2023	2022
Beginning balance – January 1	$2,275	$1,900
Additions for current year deliveries	164	202
Reductions for payments made	(320)	(403)
Changes in estimates	329	576

Ending balance – December 31	$2,448	$2,275

Commercial Aircraft
Trade-In
Commitments
In conjunction with signing definitive agreements for the sale of new aircraft, we have entered into trade-in
commitments with certain customers that give them the right to trade in used aircraft at a specified price. The probability that trade-in
commitments will be exercised is determined by using both quantitative information from valuation sources and qualitative information from other sources. The probability of exercise is assessed quarterly, or as events trigger a change, and takes into consideration the current economic and airline industry environments.
Trade-in
commitments, which can be terminated by mutual consent with the customer, may be exercised only during the period specified in the agreement and require advance notice by the customer.

Trade-in
commitment agreements at December 31, 2023 have expiration dates from 2024 through 2030. At December 31, 2023 and 2022, total contractual trade-in
commitments were $1,415 and $1,117. As of December 31, 2023 and 2022, we estimated that it was probable we would be obligated to perform on certain of these commitments with net amounts payable to customers totaling $407 and $286, and the fair value of the related trade-in
aircraft was $407 and $286.
Financing Commitments
Financing commitments related to aircraft on order, including options and those proposed in sales campaigns, and refinancing of delivered aircraft, totaled $17,003 and $16,105 as of December 31, 2023 and 2022. The estimated earliest potential funding dates for these commitments as of December 31, 2023 are as follows:

Total
2024	$1,946
2025	3,098
2026	4,829
2027	2,421
2028	1,641
Thereafter	3,068

$17,003

As of December 31, 2023, all of these financing commitments relate to customers we believe have less than investment-grade credit. We have concluded that no reserve for future potential losses is required for these financing commitments based upon the terms, such as collateralization and interest rates, under which funding would be provided.
Other Financial Commitments
We have financial commitments to make additional capital contributions totaling $264 related to certain joint ventures over the next nine years.
Standby Letters of Credit and Surety Bonds
We have entered into standby letters of credit and surety bonds with financial institutions primarily relating to the guarantee of our future performance on certain contracts and security agreements. Contingent liabilities on outstanding letters of credit agreements and surety bonds aggregated approximately $4,548 and $5,070 as of December 31, 2023 and 2022.
Company Owned Life Insurance
McDonnell Douglas Corporation insured its executives with Company Owned Life Insurance (COLI), which are life insurance policies with a cash surrender value. Although we do not use COLI currently, these obligations from the merger with McDonnell Douglas are still a commitment at this time. We have loans in place to cover costs paid or incurred to carry the underlying life insurance policies. As of December 31, 2023 and 2022, the cash surrender value was $360 and $376 and the total loans were $334 and $346. As we have the right to offset the loans against the cash surrender value of the policies, we present the net asset in Other assets on the Consolidated Statements of Financial Position as of December 31, 2023 and 2022.

Supply Chain Financing Programs
The Company has supply chain financing programs in place under which participating suppliers may elect to obtain payment from an intermediary. The Company confirms the validity of invoices from participating suppliers and agrees to pay the intermediary an amount based on invoice totals. The majority of amounts payable under these programs are due within 30 to 90 days but may extend up to 12 months. At December 31, 2023 and 2022, Accounts payable included $2.9 billion and $2.5 billion payable to suppliers who have elected to participate in these programs. We do not believe that future changes in the availability of supply chain financing would have a significant impact on our liquidity.
Government Assistance
Certain states and localities in which we operate offer or have offered various business incentives related to investment and/or job creation. Between 2010 and 2016, we received cash grants totaling $346 related to our investment in operations in South Carolina. The grants were recorded in Accrued liabilities and are being amortized, primarily to inventory, over the useful life of the Property, plant and equipment extending through 2052. During 2023 and 2022, we amortized $10 and $11 to Inventories, and recorded a benefit of $12 and $5 in cost of sales. At December 31, 2023 and 2022, Inventories included a benefit of $62 and $64 and Accrued liabilities included a balance of $97 and $106.
We are eligible to claim tax refunds from the State of Missouri and City of Irving, Texas primarily related to job creation and retention through 2031. During 2023 and 2022, we received $22 and $30 in cash and recorded a benefit of $28 and $21 in cost of sales. At December 31, 2023 and 2022, Other current assets includes receivables of $26 and $20. As of December 31, 2023, $60 of refunds, plus interest, is subject to clawback if we fail to meet certain conditions, including employment levels.
We are eligible to claim cash grants through 2032 of up to $62, related to operations in Queensland, Australia. During 2023 and 2022, $5 and $7 cash was received and recorded as a benefit in cost of sales. At December 31, 2023, $4 is subject to clawback if we fail to meet certain conditions, including employment levels.
Industrial Revenue Bonds (IRB) issued by St. Louis County and the city of St. Charles, Missouri were used to finance the purchase and/or construction of real and personal property at our St. Louis and St. Charles sites. Tax benefits associated with IRBs include twelve-year property tax abatements and sales tax exemptions from St. Louis County and a 22 year property tax abatement and sales tax exemption from the city of St. Charles. We record these properties on our Consolidated Statements of Financial Position. We have also purchased the IRBs, and therefore, are the bondholders as well as the borrower/lessee of the properties purchased with the IRB proceeds. The liabilities and IRB assets are equal and are reported net in the Consolidated Statements of Financial Position. As of December 31, 2023 and 2022, the assets and liabilities associated with the IRBs were $333 and $271.
Recoverable Costs on Government Contracts
Our final incurred costs for each year are subject to audit and review for allowability by the U.S. government, which can result in payment demands related to costs they believe should be disallowed. We work with the U.S. government to assess the merits of claims and where appropriate reserve for amounts disputed. If we are unable to satisfactorily resolve disputed costs, we could be required to record an earnings charge and/or provide refunds to the U.S. government.
Fixed-Price Contracts
Long-term contracts that are contracted on a fixed-price basis could result in losses in future periods. Certain of the fixed-price contracts are for the development of new products, services and related technologies. This development work scope is inherently uncertain and subject to significant variability in estimates of the cost and time required to complete the work by us and our suppliers. The operational and technical complexities of fixed-price development contracts create financial risk, which could trigger additional earnings charges, termination provisions, order cancellations, or other financially significant exposure.
VC-25B
Presidential Aircraft
The Company’s firm fixed-price contract for the Engineering and Manufacturing Development (EMD) effort on the U.S. Air Force’s (USAF)
VC-25B
Presidential Aircraft, commonly known as Air Force One, is a $4 billion program to develop and modify two
747-8
commercial aircraft. During 2022, we increased the reach-forward loss on the contract by $1,452. This year we made progress completing engineering and production requirements. During 2023, we increased the reach-forward loss on the contract by $482 driven by engineering changes to support the build and installation process; the resolution of supplier negotiations; and factory performance related to labor instability. While we have provisioned for all of our anticipated costs to complete the contract, risk remains that we may record additional losses in future periods.
KC-46A
Tanker
In 2011, we were awarded a contract from the USAF to design, develop, manufacture, and deliver four next generation aerial refueling tankers as well as priced options for 13 annual production lots totaling 179 aircraft. Since 2016, the USAF has authorized ten low rate initial production (LRIP) lots for a total of 139 aircraft, including lots 9 and 10 that were authorized in 2023. The EMD contract and authorized LRIP lots total approximately $27 billion as of December 31, 2023.
During 2022, we increased the reach-forward loss on the
KC-46A
Tanker program by $1,374. During 2023, we increased the reach-forward loss on the
KC-46A
Tanker program by $309 primarily resulting from factory disruption and additional rework due to a supplier quality issue. As of December 31, 2023, we had approximately $125 of capitalized precontract costs and $48 of potential termination liabilities to suppliers related to unexercised future lots. Risk remains that we may record additional losses in future periods.
MQ-25
In the third quarter of 2018, we were awarded the
MQ-25
EMD contract by the U.S. Navy. The contract is a fixed-price contract that now includes development and delivery of seven aircraft and test articles at a contract price of $890. In connection with winning the competition, we recognized a reach-forward loss of $291 in the third quarter of 2018. During 2022, we increased the
MQ-25
reach-forward loss by $579. During 2023, we increased the reach-forward loss by $231 primarily driven by production and flight testing delays as well as higher than anticipated production costs to complete EMD aircraft attributable to recent factory performance. Risk remains that we may record additional losses in future periods.
T-7A
Red Hawk EMD Contract & Production Options
In 2018, we were awarded the
T-7A
Red Hawk program. The EMD portion of the contract is a $860 fixed-price contract and includes five aircraft and seven simulators. During the year ended December 31, 2022, we recorded earnings charges of $203 related to the
T-7A
Red Hawk fixed-price EMD contract, which had a reach-forward loss at December 31, 2022. The production portion of the contract includes 11 production lots for aircraft and related services for 346
T-7A
Red Hawk aircraft that we believe are probable of being exercised. We expect the first production and support contract option to be exercised in 2025. During 2022, we increased the reach-forward loss by $552. During 2023, we increased the reach-forward loss by $275 primarily reflecting higher estimated production costs. At December 31, 2023, we had approximately $185 of capitalized precontract costs and $249 of potential termination liabilities to suppliers related to future production lots. Risk remains that we may record additional losses in future periods.
Commercial Crew
National Aeronautics and Space Administration (NASA) has contracted us to design and build the
CST-100
Starliner spacecraft to transport crews to the International Space Station and in the second quarter of 2022 we successfully completed the uncrewed Orbital Flight Test. During 2022, we increased the reach-forward loss by $288. During 2023, we also increased the reach-forward loss by $288 primarily as a result of delaying the crewed flight test previously scheduled for July 2023 following notification by a parachute supplier of an issue identified through testing. A crewed flight test is now planned for April 2024. At December 31, 2023, we had approximately $226 of capitalized precontract costs and $160 of potential termination liabilities to suppliers related to unauthorized future missions. Risk remains that we may record additional losses in future periods.
Note 14 – Arrangements with
Off-Balance
Sheet Risk
We enter into arrangements with
off-balance
sheet risk in the normal course of business, primarily in the form of guarantees.
The following table provides quantitative data regarding our third party guarantees. The maximum potential payments represent a “worst-case scenario” and do not necessarily reflect amounts that we expect to pay. The carrying amount of liabilities represents the amount included in Accrued liabilities.

	Maximum Potential Payments		Estimated Proceeds from Collateral/ Recourse		Carrying Amount of Liabilities
December 31,	2023	2022	2023	2022	2023	2022
Contingent repurchase commitments	$404	$514	$404	$514
Credit guarantees	15	45			$14	$27
Contingent Repurchase Commitments
In conjunction with signing a definitive agreement for the sale of commercial aircraft, we have entered into contingent repurchase commitments with certain customers wherein we agree to repurchase the sold aircraft at a specified price, generally 10 to 15 years after delivery. Our repurchase of the aircraft is contingent upon entering into a mutually acceptable agreement for the sale of additional new aircraft in the future. The commercial aircraft repurchase price specified in contingent repurchase commitments is generally lower than the expected fair value at the specified repurchase date. Estimated proceeds from collateral/recourse in the table above represent the lower of the contracted repurchase price or the expected fair value of each aircraft at the specified repurchase date.
If a future sale agreement is reached and a customer elects to exercise its right under a contingent repurchase commitment, the contingent repurchase commitment becomes a trade-in
commitment. Our historical experience is that contingent repurchase commitments infrequently become trade-in
commitments.
Credit Guarantees
We have issued credit guarantees where we are obligated to make payments to a guaranteed party in the event that the original lessee or debtor does not make payments or perform certain specified services. Generally, these guarantees have been extended on behalf of guaranteed parties with less than investment-grade credit. Current outstanding credit guarantees expire through 2036.
Other Indemnifications
In conjunction with our sales of Electron Dynamic Devices, Inc. and Rocketdyne Propulsion and Power businesses and our BCA facilities in Wichita, Kansas and Tulsa and McAlester, Oklahoma, we agreed to indemnify, for an indefinite period, the buyers for costs relating to pre-closing
environmental conditions and certain other items. We are unable to assess the potential number of future claims that may be asserted under these indemnifications, nor the amounts thereof (if any). As a result, we cannot estimate the maximum potential amount of future payments under these indemnities. To the extent that claims have been made under these indemnities and/or are probable and reasonably estimable, liabilities associated with these indemnities are included in the environmental liability disclosure in Note 13.
Note 15 – Debt
In the third quarter of 2023, we entered into a $3,000 five-year revolving credit agreement expiring in August 2028 and a $800
364-day
revolving credit agreement expiring in August 2024. The
364-day
credit facility has a
one-year
term out option which allows us to extend the maturity of any borrowings until August 2025. The legacy three-year revolving credit agreement expiring in August 2025, which consists of $3,000 of total commitments, and the legacy five-year revolving credit agreement expiring in October 2024, as amended, which consists of $3,200 of total commitments, each remain in effect. As of December 31, 2023, we had $10,000 currently available under credit line agreements. We continue to be in full compliance with all covenants contained in our debt or credit facility agreements.
Interest incurred, including amounts capitalized, was $2,560, $2,650 and $2,790 for the years ended December 31, 2023, 2022 and 2021, respectively. Total Company interest payments, net of amounts capitalized, were $2,408, $2,572 and $2,583 for the years ended December 31, 2023, 2022 and 2021, respectively.
Short-term debt and current portion of long-term debt at December 31 consisted of the following:

	2023	2022
Unsecured debt	$5,072	$5,103
Finance lease obligation s	77	65
Other notes	55	22

Total	$5,204	$5,190

Debt at December 31 consisted of the following:

	2023	2022
Unsecured debt
1.17% – 2.50% due through 2026	$10,135	11,846
2.60% – 3.20% due through 2030	6,071	6,412
3.25% – 3.90% due through 2059	9,584	9,576
3.95% – 5.15% due through 2059	11,024	14,035
5.71% – 6.63% due through 2060	13,015	13,011
6.88% – 8.75% due through 2043	1,855	1,854
Other debt and notes
Finance lease obligations due through 2044	253	206
Other notes	370	61

Total debt	$52,307	$57,001

Scheduled principal payments for debt and minimum finance lease obligations for the next five years are as follows:

	2024	2025	2026	2027	2028
Debt and other notes	$5,128	$4,581	$7,983	$3,300	$1,800
Minimum finance lease obligations	$84	$76	$55	$24	$3

Note 16 – Postretirement Plans
Many of our employees have earned benefits under defined benefit pension plans. The majority of employees that had participated in defined benefit pension plans have transitioned to a company-funded defined contribution retirement savings plan.
We fund our major pension plans through trusts. Pension assets are placed in trust solely for the benefit of the plans’ participants and are structured to maintain liquidity that is sufficient to pay benefit obligations as well as to keep pace over the long-term with the growth of obligations for future benefit payments.
We also have other postretirement benefits (OPB) other than pensions which consist principally of health care coverage for eligible retirees and qualifying dependents, and to a lesser extent, life insurance to certain groups of retirees. Retiree health care is provided principally until age 65 for approximately three-fourths of those participants who are eligible for retiree health care coverage. Certain employee groups, including employees covered by most United Auto Workers bargaining agreements, are provided lifetime health care coverage.
The funded status of the plans is measured as the difference between the plan assets at fair value and the projected benefit obligation (PBO). We have recognized the aggregate of all overfunded plans in Other assets and the aggregate of all underfunded plans in either Accrued retiree health care or Accrued pension plan liability, net. The portion of the amount by which the actuarial present value of benefits included in the PBO exceeds the fair value of plan assets, payable in the next 12 months, is reflected in Accrued liabilities.
The components of net periodic benefit (income)/cost were as follows:

	Pension			Other Postretirement Benefits
Years ended December 31,	2023	2022	2021	2023	2022	2021
Service cost	$2	$3	$3	$49	$72	$87
Interest cost	2,820	2,080	1,988	148	98	97
Expected return on plan assets	(3,441)	(3,789)	(3,848)	(9)	(10)	(7)
Amortization of prior service credits	(81)	(81)	(80)	(22)	(35)	(35)
Recognized net actuarial loss/(gain)	173	913	1,219	(175)	(111)	(56)
Settlement/curtailment (gain)/loss		(4)	193

Net periodic benefit (income)/cost	($527)	($878)	($525)	($9)	$14	$86

Net periodic benefit cost included in Loss from operations	$2	$3	$3	$62	$79	$90

Net periodic benefit income included in Other income, net	(529)	(881)	(528)	(58)	(58)	(1)

Net periodic benefit (income)/cost included in Loss before income taxes	($527)	($878)	($525)	$4	$21	$89

The following tables show changes in the benefit obligation, plan assets and funded status of both pensions and OPB for the years ended December 31, 2023 and 2022. Benefit obligation balances presented below reflect the PBO for our pension plans and accumulated postretirement benefit obligations (APBO) for our OPB plans.

	Pension		Other Postretirement Benefits
	2023	2022	2023	2022
Change in benefit obligation
Beginning balance	$55,117	$75,635	$2,978	$4,092
Service cost	2	3	49	72
Interest cost	2,820	2,080	148	98
Amendments		1
Actuarial loss/(gain)	1,217	(17,605)	(152)	(914)
Gross benefits paid	(4,837)	(4,971)	(375)	(406)
Subsidies			2	39
Exchange rate adjustment	6	(26)	1	(3)

Ending balance	$54,325	$55,117	$2,651	$2,978

Change in plan assets
Beginning balance at fair value	$49,825	$67,813	$140	$172
Actual return on plan assets	3,756	(13,141)	23	(27)
Company contribution		2
Plan participants’ contributions			4	6
Benefits paid	(4,698)	(4,824)	(4)	(11)
Exchange rate adjustment	8	(25)

Ending balance at fair value	$48,891	$49,825	$163	$140

Amounts recognized in statement of financial position at December 31 consist of:
Other assets	$1,219	$987	$81	$21
Accrued liabilities	(137)	(138)	(336)	(356)
Accrued retiree health care			(2,233)	(2,503)
Accrued pension plan liability, net	(6,516)	(6,141)

Net amount recognized	($5,434)	($5,292)	($2,488)	($2,838)

Amounts recognized in Accumulated other comprehensive loss (AOCI) at December 31 were as follows:

	Pension		Other Postretirement Benefits
	2023	2022	2023	2022
Net actuarial loss/(gain)	$18,175	$17,448	($1,852)	($1,862)
Prior service credits	(1,143)	(1,224)	(19)	(41)

Total recognized in AOCI	$17,032	$16,224	($1,871)	($1,903)

The accumulated benefit obligation (ABO) for all pension plans was $53,671 and $54,481 at December 31, 2023 and 2022. Key information for our plans with ABO and PBO in excess of plan assets as of December 31 was as follows:

	2023	2022
Accumulated benefit obligation	$47,665	$48,134
Fair value of plan assets	41,666	42,491

	2023	2022
Projected benefit obligation	$48,320	$48,770
Fair value of plan assets	41,666	42,491

Assumptions
The following assumptions, which are the weighted average for all plans, are used to calculate the benefit obligation at December 31 of each year and the net periodic benefit cost for the subsequent year.

December 31,	2023	2022	2021
Discount rate:
Pension	5.10%	5.40%	2.80%
Other postretirement benefits	5.00%	5.30%	2.50%
Expected return on plan assets	6.00%	6.00%	6.30%
Rate of compensation increase	4.30%	4.30%	4.30%
Interest crediting rates for cash balance plans	5.00%	5.00%	5.00%

The discount rate for each plan is determined based on the plans’ expected future benefit payments using a yield curve developed from high quality bonds that are rated as Aa or better by at least half of the four rating agencies utilized as of the measurement date. The yield curve is fitted to yields developed from bonds at various maturity points. Bonds with the ten percent highest and the ten percent lowest yields are omitted. The present value of each plan’s benefits is calculated by applying the discount rates to projected benefit cash flows.
The pension fund’s expected return on plan assets assumption is derived from a review of actual historical returns achieved by the pension trust and anticipated future long-term performance of individual asset classes. While consideration is given to historical returns, the assumption represents a long-term, prospective return. The expected return on plan assets component of the net periodic benefit cost for the upcoming plan year is determined based on the expected return on plan assets assumption and the market-related value of plan assets (MRVA). Since our adoption of the accounting standard for pensions in 1987, we have determined the MRVA based on a five-year moving average of plan assets. As of December 31, 2023, the MRVA was approximately $8,466 more than the fair market value of assets.
Assumed health care cost trend rates were as follows:

December 31,	2023	2022	2021
Health care cost trend rate assumed next year	5.50%	5.50%	4.50%
Ultimate trend rate	4.50%	4.50%	4.50%
Year that trend reaches ultimate rate	2028	2028	2021

Plan Assets
Investment Strategy
The overall objective of our pension assets is to earn a rate of return over time to satisfy the benefit obligations of the pension plans and to maintain sufficient liquidity to pay benefits and address other cash requirements of the pension fund. Specific investment objectives for our long-term investment strategy include reducing the volatility of pension assets relative to pension liabilities, achieving a competitive total investment return, achieving diversification between and within asset classes and managing other risks. Investment objectives for each asset class are determined based on specific risks and investment opportunities identified.
We periodically update our long-term, strategic asset allocations. We use various analytics to determine the optimal asset mix and consider plan liability characteristics, liquidity characteristics, funding requirements, expected rates of return and the distribution of returns. A key element of our strategy is to de-risk
the plan as the funded status of the plan increases. During 2023, we completed a strategy review including an asset/liability study and, as a result, target allocations were updated with a modest increase to risk assets. The changes in the asset allocation are reflected in the table below. We identify investment benchmarks to evaluate performance for the asset classes in the strategic asset allocation that are market-based and investable where possible. Actual allocations to each asset class vary from target allocations due to periodic investment strategy changes, market value fluctuations, the length of time it takes to fully implement investment allocation positions, and the timing of benefit payments and contributions. Short-term investments and exchange-traded derivatives are used to rebalance the actual asset allocation to the target asset allocation. The asset allocation is monitored and rebalanced frequently. The actual and target allocations by asset class for the pension assets at December 31 were as follows:

	Actual Allocations		Target Allocations
Asset Class	2023	2022	2023	2022
Fixed income	60%	63%	59%	63%
Global equity	19	14	20	20
Private equity	8	8	7	4
Real estate and real assets	7	8	7	7
Hedge funds	6	7	7	6

Total	100%	100%	100%	100%

Fixed income securities are invested primarily in a diversified portfolio of long duration instruments as well as Emerging Market, Structured, High Yield and Private Debt. Global equity securities are invested in a diversified portfolio of U.S. and
non-U.S.
companies, across various industries and market capitalizations.
Private equity investment vehicles are primarily limited partnerships (LPs) that mainly invest in U.S. and
non-U.S.
leveraged buyout, venture capital, growth and special situation strategies. Real estate and real assets include global private investments that may be held through investments in LPs or other fund structures. Real estate includes, but is not limited to, investments in office, retail, apartment and industrial properties. Real assets include, but are not limited to, investments in natural resources (such as energy, farmland and timber), commodities and infrastructure.
Hedge fund investments seek to capitalize on inefficiencies identified across and within different asset classes or markets. Hedge fund strategy types include, but are not limited to, directional, event driven, relative value and long-short.
Investment managers are retained for explicit investment roles specified by contractual investment guidelines. Certain investment managers are authorized to use derivatives, such as equity or bond futures, swaps, options and currency futures or forwards. Derivatives are used to achieve the desired market exposure of a security or an index, transfer value-added performance between asset classes, achieve the desired currency exposure, adjust portfolio duration or rebalance the total portfolio to the target asset allocation.
As a percentage of total pension assets, derivative net notional amounts were 38.3% and 37.1% for fixed income, including to-be-announced
mortgage-backed securities and treasury forwards, and 2.1% and (5.6%) for global equity and commodities at December 31, 2023 and 2022.
In November 2020, the Company elected to contribute $3,000 of our common stock to the pension fund. An independent fiduciary was retained to manage and liquidate the stock over time at its discretion. At December 31, 2022, plan assets included $1,782 of our common stock, which was liquidated during 2023.
Risk Management
In managing the pension assets, we review and manage risk associated with funded status risk, interest rate risk, market risk, counterparty risk, liquidity risk and operational risk. Liability matching and asset class diversification are central to our risk management approach and are integral to the overall investment strategy. Further, asset classes are constructed to achieve diversification by investment strategy, by investment manager, by industry or sector and by holding. Investment manager guidelines for publicly traded assets are specified and are monitored regularly through the custodian. Credit parameters for counterparties have been established for managers permitted to trade over-the-counter
derivatives. Valuation is governed through several types of procedures, including reviews of manager valuation policies, custodian valuation processes, pricing vendor practices, pricing reconciliation and periodic, security-specific valuation testing.
Fair Value Measurements
The following table presents our plan assets using the fair value hierarchy as of December 31, 2023 and 2022. The fair value hierarchy has three levels based on the reliability of the inputs used to determine fair value. Level 1 refers to fair values determined based on quoted prices in active markets for identical assets. Level 2 refers to fair values estimated using significant other observable inputs and Level 3 includes fair values estimated using significant unobservable inputs.

	December 31, 2023				December 31, 2022
	Total	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3
Fixed income securities:
Corporate	$17,809		$17,750	$59	$15,095		$15,025	$70
U.S. government and agencies	6,822		6,822		7,827		7,827
Mortgage backed and asset backed	505		344	161	664		502	162
Municipal	816		816		843		811	32
Sovereign	720		720		706		706
Other	9	$6		3	8	$8
Derivatives:
Assets	69		69		36		36
Liabilities					(87)		(87)
Cash equivalents and other short-term investments	326		326		571		571

	December 31, 2023				December 31, 2022
	Total	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3
Equity securities:
U.S. common and preferred stock	3,391	3,391			2,931	2,931
Non-U.S. common and preferred stock	2,204	2,204			2,023	2,023
Boeing company stock					1,782	1,782
Derivatives:
Assets
Liabilities					(1)		(1)
Private equity
Real estate and real assets:
Real estate
Real assets	385	349	33	3	362	310	47	5
Derivatives:
Assets					1		1
Liabilities					(8)		(7)	(1)

Total	$33,056	$5,950	$26,880	$226	$32,753	$7,054	$25,431	$268

Fixed income common/collective/pooled funds	$1,378				$1,511
Fixed income other	1,364				832
Equity common/collective/ pooled funds	2,702				2,757
Private equity	4,102				4,239
Real estate and real assets	3,138				3,525
Hedge funds	2,751				3,391

Total investments measured at NAV as a practical expedient	$15,435				$16,255

Cash	$86				$409
Receivables	438				541
Payables	(124)				(133)

Total	$48,891				$49,825

Fixed income securities are primarily valued upon a market approach, using matrix pricing and considering a security’s relationship to other securities for which quoted prices in an active market may be available, or an income approach, converting future cash flows to a single present value amount.
Inputs used in developing fair value estimates include reported trades, broker quotes, benchmark yields and base spreads.

Common/collective/pooled funds are typically common or collective trusts valued at their net asset values (NAVs) that are calculated by the investment manager or sponsor of the fund and have daily or monthly liquidity.
Derivatives included in the table above are
over-the-counter
and are primarily valued using an income approach with inputs that include benchmark yields, swap curves, cash flow analysis, rating agency data and interdealer broker rates. Exchange-traded derivative positions are reported in accordance with changes in daily variation margin which is settled daily and therefore reflected in the payables and receivables portion of the table.
Cash equivalents and other short-term investments (which are used to pay benefits) are held in a separate account which consists of a commingled fund (with daily liquidity) and separately held short-term securities and cash equivalents. All of the investments in this cash vehicle are valued daily using a market approach with inputs that include quoted market prices for similar instruments. In the event a market price is not available for instruments with an original maturity of one year or less, amortized cost is used as a proxy for fair value. Common and preferred stock equity securities are primarily valued using a market approach based on the quoted market prices of identical instruments.
Private equity and private debt NAV valuations are based on the valuation of the underlying investments, which include inputs such as cost, operating results, discounted future cash flows and market based comparable data. For those investments reported on a one-quarter
lagged basis (primarily LPs) we use NAVs, adjusted for subsequent cash flows and significant events.
Real estate and real asset NAVs are based on the valuation of the underlying investments, which include inputs such as cost, discounted future cash flows, independent appraisals and market based comparable data. For those investments reported on a one-quarter
lagged basis (primarily LPs), NAVs are adjusted for subsequent cash flows and significant events. Publicly traded infrastructure stocks are valued using a market approach based on quoted market prices of identical instruments. Exchange-traded commodities futures positions are reported in accordance with changes in daily variation margin which is settled daily and therefore reflected in the payables and receivables portion of the table.
Hedge fund NAVs are generally based on the valuation of the underlying investments. This is primarily done by applying a market or income valuation methodology depending on the specific type of security or instrument held.
Investments in private equity, private debt, real estate, real assets and hedge funds are primarily calculated and reported by the General Partner, fund manager or third-party administrator. Additionally, some investments in fixed income and equity are made via commingled vehicles and are valued in a similar fashion. Pension assets invested in commingled and LP structures rely on the NAV of these investments as the practical expedient for the valuations.

The following tables summarizes the changes of Level 3 assets, reconciled by asset class, held during the years ended December 31, 2023 and 2022. Transfers into and out of Level 3 are reported at the beginning-of-year
values.

	January 1 2023 Balance	Net Realized and Unrealized Gains/(Losses)	Net Purchases, Issuances and Settlements	Net Transfers Into/(Out of) Level 3	December 31 2023 Balance
Fixed income securities:
Corporate	$70	$5	($16)		$59
U.S. government and agencies			(1)	$1
Mortgage backed and asset backed	162	7	10	(18)	161
Municipal	32		(5)	(27)
Other		3			3
Real assets	4	(1)			3

Total	$268	$14	($12)	($44)	$226

	January 1 2022 Balance	Net Realized and Unrealized Gains/(Losses)	Net Purchases, Issuances and Settlements	Net Transfers Into/(Out of) Level 3	December 31 2022 Balance
Fixed income securities:
Corporate	$53	($19)	$3	$33	$70
Mortgage backed and asset backed	102	(11)	16	55	162
Municipal	29	(14)	9	8	32
Sovereign	9			(9)
Equity securities:
Non-U.S. common and preferred stock	5	(45)	(2)	42
Real assets		(1)	5		4

Total	$198	($90)	$31	$129	$268

For the year ended December 31, 2023, the changes in unrealized gains/(losses) for Level 3 assets still held at December 31, 2023 were $2 for corporate fixed income securities, $6 for mortgage backed and asset backed fixed income securities, and $3 for other fixed income securities. For the year ended December 31, 2022, the changes in unrealized gains/(losses) for Level 3 assets still held at December 31, 2022 were ($16) for corporate fixed income securities, ($11) for mortgage backed and asset backed fixed income securities, ($14) for municipal fixed income securities, and ($1
)
for real asset securities.
OPB Plan Assets
The majority of OPB plan assets are invested in a balanced index fund which is comprised of approximately 60% equities and 40% debt securities. The index fund is valued using a market approach based on the quoted market price of an identical instrument (Level 1). The expected rate of return on these assets does not have a material effect on the net periodic benefit cost.
Cash Flows
Contributions
Required pension contributions under the Employee Retirement Income Security Act (ERISA), as well as rules governing funding of our non-US
pension plans, are not expected to be significant in 2024. We do not expect to make discretionary contributions to our pension plans in 2024.

Estimated Future Benefit Payments
The table below reflects the total pension benefits expected to be paid from the plans or from our assets, including both our share of the benefit cost and the participants’ share of the cost, which is funded by participant contributions. OPB payments reflect our portion only.

Year(s)	2024	2025	2026	2027	2028	2029-2033
Pensions	$4,524	$4,425	$4,345	$4,241	$4,143	$19,106
Other postretirement benefits:
Gross benefits paid	358	341	319	295	269	1,004
Subsidies	(12)	(13)	(13)	(13)	(13)	(61)

Net other postretirement benefits	$346	$328	$306	$282	$256	$943

Termination Provisions
Certain of the pension plans provide that, in the event there is a change in control of the Company which is not approved by the Board of Directors and the plans are terminated within five years thereafter, the assets in the plan first will be used to provide the level of retirement benefits required by ERISA, and then any surplus will be used to fund a trust to continue present and future payments under the postretirement medical and life insurance benefits in our group insurance benefit programs.
Should we terminate certain pension plans under conditions in which the plan’s assets exceed that plan’s obligations, the U.S. government will be entitled to a fair allocation of any of the plan’s assets based on plan contributions that were reimbursed under U.S. government contracts.
Defined Contribution Plans
We provide certain defined contribution plans to all eligible employees. The principal plans are the Company-sponsored 401(k) plans. The expense for these defined contribution plans was $1,564, $1,260 and $1,268 in 2023, 2022 and 2021, respectively.
Note 17 – Share-Based Compensation and Other Compensation Arrangements
Share-Based Compensation
Our 2023 Incentive Stock Plan, permits awards of incentive and non-qualified
stock options, stock appreciation rights, restricted stock or units, performance restricted stock or units, and other stock and cash-based awards to our employees, officers, directors, consultants, and independent contractors. The aggregate number of shares of our stock authorized for issuance under the plan is 12,900,000, plus shares that remain available, undelivered, or retained under our 2003 Incentive Stock Plan, as amended and restated. Following approval of our 2023 Incentive Stock Plan in 2023, no further awards have been or may be granted under our 2003 Incentive Stock Plan.
Shares issued as a result of stock option exercises or conversion of stock unit awards will be funded out of treasury shares, except to the extent there are insufficient treasury shares, in which case new shares will be issued. We believe we currently have adequate treasury shares to satisfy these issuances during 2024.

Share-based plans expense is primarily included in Total costs and expenses and General and administrative expense, as well as a portion allocated to production as inventoried costs. The share-based plans expense and related income tax benefit were as follows:

Years ended December 31,	2023	2022	2021
Restricted stock units and other awards	$697	$726	$840
Income tax benefit (before consideration of valuation allowance)	$157	$178	$148

Stock Options
Options have been granted to our executive officers that are scheduled to vest and become exercisable three years after the grant date and expire ten years after the grant date. If an executive terminates employment because of retirement, layoff, disability, or death, the executive (or beneficiary) may receive some or all of their stock options depending on certain age and service conditions. The fair values of the stock options granted were estimated using a Monte-Carlo simulation model using the assumptions presented below. The model includes no expected dividend yield.
Stock options granted during 2023 were not material.
On February 16, 2022, we granted 348,769 premium-priced stock options to our executive officers as part of our long-term incentive program. These stock options have an exercise price equal to 120% of the fair market value of our stock on the date of grant. If certain performance measures are met, the exercise price is reduced to 110% of the grant date fair market value of our stock.
On February 17, 2021, we granted 342,986 premium-priced stock options to our executive officers as part of our long-term incentive program. These stock options have an exercise price equal to 120% of the fair market value of our stock on the date of grant. During 2021, we also granted 148,322 stock options to certain executives, of which 40,322 had an exercise price equal to 120% of the fair market value of our stock on the date of grant, and the remaining 108,000 had an exercise price equal to the fair market value of our stock on the date of grant. The grant date fair market values of these awards were not significant.

Grant Year	Grant Date	Expected Life	Expected Volatility	Risk Free Interest Rate	Grant Date Fair Value Per Option
2022	2/16/2022	6.8 years	36.6%	2.0%	$83.04
2021	2/17/2021	6.6 years	37.8%	1.3%	$74.63

Options granted through January 2014 had an exercise price equal to the fair market value of our stock on the date of grant and expire 10 years after the date of grant. These stock options vested over a period of three years and were fully vested as of December 31, 2017.

Stock option activity for the year ended December 31, 2023 was as follows:

	Shares	Weighted Average Exercise Price Per Option	Weighted Average Remaining Contractual Life (Years)	Aggregate Intrinsic Value
Number of shares under option:
Outstanding at beginning of year	1,390,769	$178.18
Granted	30,000	210.68
Exercised	(597,030)	77.06
Forfeited	(31,077)	260.26

Outstanding at end of year	792,662	$252.35	7.7	$7

Exercisable at end of year	7,953	$197.07	3.1	$1

The total intrinsic value of options exercised during the years ended December 31, 2023, 2022 and 2021 was $80, $75 and $84, with a related tax benefit of $18, $17 and $19, respectively. At December 31, 2023, there was $11 of total unrecognized compensation cost related to options which is expected to be recognized over a weighted average period of 1.2 years.
Restricted Stock Units
In February 2023, 2022 and 2021, we granted to our executives 327,523, 1,804,541 and 980,077 restricted stock units (RSUs) as part of our long-term incentive program with grant date fair values of $214.35, $217.48 and $215.70 per unit, respectively. On July 29, 2022, we also granted 2,568,112 RSUs with a grant date fair value of $157.69 per unit as part of our long-term incentive program, accelerating awards planned for 2023 to retain executives. The RSUs granted under this program will generally vest and settle in common stock (on a one-for-one
basis) on the third anniversary of the grant date. If an executive terminates employment because of retirement, layoff, disability, or death, the executive (or beneficiary) may receive some or all of their stock units depending on certain age and service conditions. In all other cases, the RSUs will not vest and all rights to the stock units will terminate. These RSUs are labeled executive long-term incentive program in the table below.
In addition to RSUs awarded under our long-term incentive programs, we granted RSUs to certain executives and employees. These RSUs are labeled other RSUs in the table below.
The fair values of all RSUs are estimated using the average of the high and low stock prices on the date of grant.

RSU activity for the year ended December 31, 2023 was as follows:

	Executive Long-Term Incentive Program	Employee Long-Term Incentive Program	Other
Number of units:
Outstanding at beginning of year	6,117,900	4,373,807	958,694
Granted	411,134		142,711
Forfeited	(229,226)	(106,087)	(32,253)
Distributed	(950,318)	(4,242,199)	(303,642)

Outstanding at end of year	5,349,490	25,521	765,510

Undistributed vested units	1,630,233	25,407	34,600

Unrecognized compensation cost	$366		$55

Weighted average remaining amortization period (years)	1.5		1.6

Performance Restricted Stock Units
On February 16, 2023, we granted 199,899 performance restricted stock units (PRSU) to our executive officers as part of our long-term incentive program that will result in that number of PRSUs being paid out if the target performance metric is achieved. The PRSUs granted under this program have a grant date fair value of $214.35 per unit. The award payout can range from 0% to 200% of the initial PRSU grant based on cumulative free cash flow achievement over the period January 1, 2023 through December 31, 2025 as compared to the target set at the start of the performance period. The PRSUs granted under this program will vest at the payout amount determined on the third anniversary of the grant date and settle in common stock (on a one-for-one
basis). If an executive terminates employment because of retirement, layoff, disability, or death, the executive (or beneficiary) remains eligible under the award and, if the award is earned, may receive some or all of their stock units depending on certain age and service conditions. In all other cases, the PRSUs will not vest and all rights to the stock units will terminate. During the year ended December 31, 2023, there were no forfeitures or distributions. At December 31, 2023, unrecognized compensation cost was $31, and the weighted average remaining amortization period was 2.1 years.
Performance-Based Restricted Stock Units
Performance-Based Restricted Stock Units (PBRSUs) are stock units that pay out based on the Company’s total shareholder return (TSR) as compared to a group of peer companies over a three-year period. The award payout can range from 0% to 200% of the initial PBRSU grant. During 2023, these performance awards expired with a payout of 0%.
Employee Stock Purchase Plan
The Company has an employee stock purchase plan which permits eligible employees to purchase Boeing stock at 95% of the fair market value on the last trading day of each three-month period using payroll deduction. The aggregate number of shares of our stock authorized for issuance under the plan is 12,000,000. During the year ended December 31, 2023, approximately 216,719 shares were purchased at an average price of $193.52 per share.

Deferred Compensation
The Company has deferred compensation plans which permit certain employees and executives to defer a portion of their salary, bonus, certain other incentive awards and retirement contributions.
Participants can diversify these amounts among 23 investment funds including a Boeing stock unit account.
Total expense/(income) related to deferred compensation was $188, ($117) and $126 in 2023, 2022 and 2021, respectively. As of December 31, 2023 and 2022, the deferred compensation liability which is being marked to market was $1,640 and $1,499.
Note 18 – Shareholders’ Equity
As of December 31, 2023 and 2022, there were 1,200,000,000 shares of common stock and 20,000,000 shares of preferred stock authorized. No preferred stock has been issued.
Changes in Share Balances
The following table shows changes in each class of shares:

	Common Stock	Treasury Stock
Balance at January 1, 2021	1,012,261,159	429,941,021

Issued		(6,904,556)
Acquired		307,242

Balance at December 31, 2021	1,012,261,159	423,343,707

Issued		(8,877,047)
Acquired		204,723

Balance at December 31, 2022	1,012,261,159	414,671,383

Issued		(13,651,201)
Acquired		1,725,954

Balance at December 31, 2023	1,012,261,159	402,746,136

Additional
Paid-in
Capital
During the year ended December 31, 2023, Additional
paid-in
capital included a decrease of $267 related to a
non-cash
transaction to purchase shares in a consolidated subsidiary from the noncontrolling interests.

Accumulated Other Comprehensive Loss
Changes in AOCI by component for the years ended December 31, 2023, 2022 and 2021 were as follows:

	Currency Translation Adjustments	Unrealized Gains and Losses on Certain Investments	Unrealized Gains and Losses on Derivative Instruments	Defined Benefit Pension Plans & Other Postretirement Benefits		Total (1)
Balance at January 1, 2021	($30)	$1	($43)	($17,061)		($17,133)

Other comprehensive (loss)/income before reclassifications	(75)		55	4,268	(2)	4,248
Amounts reclassified from AOCI			(6)	1,232	(3)	1,226

Net current period Other comprehensive (loss)/income	(75)		49	5,500		5,474

Balance at December 31, 2021	($105)	$1	$6	($11,561)		($11,659)

Other comprehensive (loss)/income before reclassifications	(62)	(1)	(40)	1,529	(2)	1,426
Amounts reclassified from AOCI			10 (4)	673	(3)	683

Net current period Other comprehensive (loss)/income	(62)	(1)	(30)	2,202		2,109

Balance at December 31, 2022	($167)		($24)	($9,359)		($9,550)

Other comprehensive income/(loss) before reclassifications	33	2	41	(722	)(2)	(646)
Amounts reclassified from AOCI			(5)	(104	)(3)	(109)

Net current period Other comprehensive income/(loss)	33	2	36	(826)		(755)

Balance at December 31, 2023	($134)	$2	$12	($10,185)		($10,305)

(1)	Net of tax.
(2)
Primarily related to remeasurement of assets and benefit obligations related to the Company’s pension and other postretirement benefit plans resulting in an actuarial (loss)/gain of ($722), $1,533 and $4,262 (net of tax of $13, ($22) and ($32)) for the years ended December 31, 2023, 2022 and 2021. See Note 16.

(3)
Amounts reclassified from AOCI for the year ended December 31, 2023, primarily related to amortization of prior service credits totaling ($102) (net of tax of $1). Amounts reclassified from AOCI for the years ended December 31, 2022 and 2021, primarily related to amortization of actuarial losses totaling $791 and $1,155 (net of tax of ($11) and ($8)). These are included in net periodic pension cost. See Note 16.

(4)	Included losses of $39 (net of tax of ($11)) from cash flow hedges reclassified to Other income, net because the forecasted transactions are not probable of occurring.
Note 19 – Derivative Financial Instruments
Cash Flow Hedges
Our cash flow hedges include foreign currency forward contracts, commodity swaps and commodity purchase contracts. We use foreign currency forward contracts to manage currency risk associated with certain expected sales and purchased through 2031. We use commodity derivatives, such as fixed-price purchase commitments and swaps to hedge against potentially unfavorable price changes for commodities used in production. Our commodity contracts hedge forecasted transactions through 2028.

Derivative Instruments Not Receiving Hedge Accounting Treatment
We have entered into agreements to purchase and sell aluminum to address long-term strategic sourcing objectives and
non-U.S.
business requirements. These agreements are derivative instruments for accounting purposes. The quantities of aluminum in these agreements offset and are priced at prevailing market prices. We also hold certain foreign currency forward contracts and commodity swaps which do not qualify for hedge accounting treatment.
Notional Amounts and Fair Values
The notional amounts and fair values of derivative instruments in the Consolidated Statements of Financial Position as of December 31 were as follows:

	Notional amounts(1)		Other assets		Accrued liabilities
	2023	2022	2023	2022	2023	2022
Derivatives designated as hedging instruments:
Foreign exchange contracts	$4,120	$2,815	$85	$23	($63)	($122)
Commodity contracts	514	602	83	115	(8)	(9)
Derivatives not receiving hedge accounting treatment:
Foreign exchange contracts	254	462	1	5	(32)	(42)
Commodity contracts	115	412		2	(2)	(1)

Total derivatives	$5,003	$4,291	169	145	(105)	(174)
Netting arrangements			(47)	(33)	47	33

Net recorded balance			$122	$112	($58)	($141)

(1)	Notional amounts represent the gross contract/notional amount of the derivatives outstanding.
Gains/(losses) associated with our hedging transactions and forward points recognized in Other comprehensive income are presented in the following table:

Years ended December 31,	2023	2022	2021
Recognized in Other comprehensive income, net of taxes:
Foreign exchange contracts	$61	($118)	($47)
Commodity contracts	(20)	78	102

Gains/(losses) associated with our hedging transactions and forward points reclassified from AOCI to earnings are presented in the following table:

Years ended December 31,	2023	2022	2021
Foreign exchange contracts
Revenues		$1
Costs and expenses	($15)	7	$13
General and administrative	(17)	(12)	8

Commodity contracts
Costs and expenses	$31	$31	($18)
General and administrative expense	7	10	5

During the twelve months ended December 31, 2022, we reclassified losses associated with certain cash flow hedges of $50 from AOCI to Other income, net because it became probable the forecasted transactions would not occur. Gains/(losses) related to undesignated derivatives on foreign exchange and commodity cash flow hedging transactions recognized in Other income, net were insignificant for the years ended December 31, 2023, 2022 and 2021.
Based on our portfolio of cash flow hedges, we expect to reclassify losses of $39
(pre-tax)
out of AOCI into earnings during the next 12 months.
We have derivative instruments with credit-risk-related contingent features. If we default on our five-year credit facility, our derivative counterparties could require settlement for foreign exchange and certain commodity contracts with original maturities of at least five years. The fair value of those contracts in a net liability position at December 31, 2023 was $16. For other particular commodity contracts, our counterparties could require collateral posted in an amount determined by our credit ratings. At December 31, 2023, there was no collateral posted related to our derivatives.
Note 20 – Fair Value Measurements
The fair value hierarchy has three levels based on the reliability of the inputs used to determine fair value. Level 1 refers to fair values determined based on quoted prices in active markets for identical assets. Level 2 refers to fair values estimated using significant other observable inputs, and Level 3 includes fair values estimated using significant unobservable inputs. The following table presents our assets and liabilities that are measured at fair value on a recurring basis and are categorized using the fair value hierarchy.

	December 31, 2023			December 31, 2022
	Total	Level 1	Level 2	Total	Level 1	Level 2
Assets
Money market funds	$1,514	$1,514		$1,797	$1,797
Available-for-sale debt investments:
Commercial paper	291		$291	256		$256
Corporate notes	183		183	195		195
U.S. government agencies	25		25	47		47
Other equity investments	44	44		10	10
Derivatives	122		122	112		112

Total assets	$2,179	$1,558	$621	$2,417	$1,807	$610

Liabilities
Derivatives	($58)		($58)	($141)		($141)

Total liabilities	($58)		($58)	($141)		($141)

Money market funds,
available-for-sale
debt investments and equity securities are valued using a market approach based on the quoted market prices or broker/dealer quotes of identical or comparable instruments.
Derivatives include foreign currency and commodity contracts. Our foreign currency forward contracts are valued using an income approach based on the present value of the forward rate less the contract rate multiplied by the notional amount. Commodity derivatives are valued using an income approach based on the present value of the commodity index prices less the contract rate multiplied by the notional amount.
Certain assets have been measured at fair value on a nonrecurring basis, using significant unobservable inputs (Level 3). The following table presents the nonrecurring losses recognized for the years ended December 31 due to long-lived asset impairment, and the fair value and asset classification of the related assets as of the impairment date:

	2023		2022
	Fair Value	Total Losses	Fair Value	Total Losses
Investments		($18)		($31)
Operating lease equipment			$47	(7)
Property, plant and equipment	$14	(26)		(19)
Other Assets		(2)	15	(55)

Total	$14	($46)	$62	($112)

Investments, Property, plant and equipment, and Other assets were primarily valued using an income approach based on the discounted cash flows associated with the underlying assets. The fair value of the impaired operating lease equipment is derived by calculating a median collateral value from a consistent group of third party aircraft value publications. The values provided by the third party aircraft publications are derived from their knowledge of market trades and other market factors. Management reviews the publications quarterly to assess the continued appropriateness and consistency with market trends. Under certain circumstances, we adjust values based on the attributes and condition of the specific aircraft or equipment, usually when the features or use of the aircraft vary significantly from the more generic aircraft attributes covered by third party publications, or on the expected net sales price for the aircraft.
Fair Value Disclosures
The fair values and related carrying values of financial instruments that are not required to be remeasured at fair value on the Consolidated Statements of Financial Position at December 31 were as follows:

	December 31, 2023
	Carrying Amount	Total Fair Value	Level 1	Level 2	Level 3
Assets
Notes receivable, net	$257	$270		$270
Liabilities
Debt, excluding finance lease obligations	(52,055)	(51,039)		(51,039)

	December 31, 2022
	Carrying Amount	Total Fair Value	Level 1	Level 2	Level 3
Assets
Notes receivable, net	$385	$403		$403
Liabilities
Debt, excluding finance lease obligations	(56,794)	(52,856)		(52,856)

The fair values of notes receivable are estimated with discounted cash flow analysis using interest rates currently offered on loans with similar terms to borrowers of similar credit quality. The fair value of our debt that is traded in the secondary market is classified as Level 2 and is based on current market yields. For our debt that is not traded in the secondary market, the fair value is classified as Level 2 and is based on our indicative borrowing cost derived from dealer quotes or discounted cash flows. With regard to other financial instruments with off-balance
sheet risk, it is not practicable to estimate the fair value of our indemnifications and financing commitments because the amount and timing of those arrangements are uncertain. Items not included in the above disclosures include cash, restricted cash, time deposits and other deposits, commercial paper, money market funds, Accounts receivable, Unbilled receivables, Other current assets, Accounts payable and long-term payables. The carrying values of those items, as reflected in the Consolidated Statements of Financial Position, approximate their fair value at December 31, 2023 and 2022. The fair value of assets and liabilities whose carrying value approximates fair value is determined using Level 2 inputs, with the exception of cash (Level 1).
Note 21 – Legal Proceedings
Various legal proceedings, claims and investigations related to products, contracts, employment and other matters are
pending against us. In addition, we are subject to various government inquiries and investigations from which civil, criminal or administrative proceedings could result or have resulted in the past. Such proceedings involve or could involve claims by the government for fines, penalties, compensatory and treble damages, restitution and/or forfeitures. Under U.S. government regulations, a company, or one or more of its operating divisions or subdivisions, can also be suspended or debarred from government contracts, or lose its export privileges, based on the results of investigations. We believe, based upon current information, that the outcome of any currently pending legal proceeding, claim, or government dispute, inquiry or investigation will not have a material effect on our financial position, results of operations or cash flows. With respect to the matters set forth below, we cannot reasonably estimate a range of loss in excess of recorded amounts, if any.
Multiple legal actions and inquiries were initiated as a result of the October 29, 2018 accident of Lion Air Flight 610 and the March 10, 2019 accident of Ethiopian Airlines Flight 302. On January 7, 2021, we entered into a Deferred Prosecution Agreement (DPA) with the U.S. Department of Justice that resolved the Department of Justice’s investigation into us regarding the evaluation of the 737 MAX by the Federal Aviation Administration (FAA). Among other obligations, the DPA includes a three-year reporting period, which ended earlier this month. The Department is currently considering whether we fulfilled our obligations under the DPA and whether to move to dismiss the information, which motion will require court approval.
During 2019, we entered into agreements with Embraer S.A. (Embraer) to establish joint ventures that included the commercial aircraft and services operations of Embraer, of which we were expected to acquire an 80 percent ownership stake for $4,200, as well as a joint venture to promote and develop new markets for the
C-390
Millennium. In 2020, we exercised our contractual right to terminate these agreements based on Embraer’s failure to meet certain required closing conditions. Embraer has disputed our right to terminate the agreements, and the dispute is currently in arbitration, which we currently expect to be resolved in 2024.
Note 22 – Segment and Revenue Information
Segment results reflect the realignment of the Boeing Customer Financing team and portfolio into the BCA segment during the first quarter of 2023. Interest and debt expense now includes interest and debt expense previously attributable to
Boeing
Capital and classified as a component of Total Costs and Expenses (“
Cost of Sales
”). Prior period amounts have been reclassified to conform to current period presentation.
Our primary profitability measurement to review segment operating results is Loss from operations. We operate in three reportable segments: BCA, BDS, and BGS. All other activities fall within Unallocated items, eliminations and other. See page F-6 for the Summary of Business Segment Data, which is an integral part of this note.

BCA develops, produces and markets commercial jet aircraft principally to the commercial airline industry worldwide. Revenue on commercial aircraft contracts is recognized at the point in time when an aircraft is completed and accepted by the customer.
BDS engages in the research, development, production and modification of the following products and related services: manned and unmanned military aircraft and weapons systems, surveillance and engagement, strategic defense and intelligence systems, satellite systems and space exploration. BDS revenue is generally recognized over the contract term (over time) as costs are incurred.
BGS provides parts, maintenance, modifications, logistics support, training, data analytics and information-based services to commercial and government customers worldwide. BGS segment revenue and costs include certain products and services provided to other segments. Revenue on commercial spare parts contracts is recognized at the point in time when a spare part is delivered to the customer. Revenue on other contracts is generally recognized over the contract term (over time) as costs are incurred.
While our principal operations are in the United States, Canada and Australia, some key suppliers and subcontractors are located in Europe and Japan. Revenues, including foreign military sales, are reported by customer location and consisted of the following:

Years ended December 31,	2023	2022	2021
Europe	$10,520	$7,916	$8,967
Asia	10,013	8,393	5,845
Middle East	6,594	5,047	4,653
Oceania	1,655	1,576	1,147
Canada	1,256	1,612	969
Africa	825	418	239
Latin America, Caribbean and other	1,524	2,412	1,376

Total non-U.S. revenues	32,387	27,374	23,196
United States	45,380	39,218	39,076
Estimated potential concessions and other considerations to 737 MAX customers	27	16	14

Total revenues	$77,794	$66,608	$62,286

Revenues from the U.S. government (including foreign military sales through the U.S. government), primarily recorded at BDS and BGS, represented 37%, 40% and 49% of consolidated revenues for 2023, 2022 and 2021, respectively. Approximately 4% of operating assets were located outside the United States as of December 31, 2023 and 2022.
The following tables present BCA, BDS and BGS revenues from contracts with customers disaggregated in a number of ways, such as geographic location, contract type and the method of revenue recognition. We believe these best depict how the nature, amount, timing and uncertainty of our revenues and cash flows are affected by economic factors.

BCA revenues by customer location consisted of the following:

Years ended December 31,	2023	2022	2021
Revenue from contracts with customers:
Asia	$6,328	$4,488	$2,816
Europe	6,172	4,085	4,387
Middle East	4,311	2,003	1,098
Other non-U.S.	2,431	3,042	1,683

Total non-U.S. revenues	19,242	13,618	9,984
United States	14,501	12,275	9,614
Estimated potential concessions and other considerations to 737 MAX customers	27	16	14

Total revenues from contracts with customers	33,770	25,909	19,612
Intersegment revenues, eliminated on consolidation	131	117	102

Total segment revenues	$33,901	$26,026	$19,714

Revenue recognized on fixed-price contracts	100%	100%	100%
Revenue recognized at a point in time	99%	99%	99%

BDS revenues on contracts with customers, based on the customer’s location, consisted of the following:

Years ended December 31,	2023	2022	2021
Revenue from contracts with customers:
U.S. customers	$20,051	$17,144	$19,869
Non-U.S. customers(1)	4,882	6,018	6,671

Total segment revenue from contracts with customers	$24,933	$23,162	$26,540

Revenue recognized over time	99%	99%	99%
Revenue recognized on fixed-price contracts	58%	60%	68%
Revenue from the U.S. government(1)	91%	89%	89%

(1)	Includes revenues earned from foreign military sales through the U.S. government.
BGS revenues consisted of the following:

Years ended December 31,	2023	2022	2021
Revenue from contracts with customers:
Commercial	$11,020	$9,560	$7,527
Government	7,751	7,681	8,553

Total revenues from contracts with customers	18,771	17,241	16,080
Intersegment revenues eliminated on consolidation	356	370	248

Total segment revenues	$19,127	$17,611	$16,328

Revenue recognized at a point in time	51%	50%	45%
Revenue recognized on fixed-price contracts	87%	88%	86%
Revenue from the U.S. government(1)	30%	33%	40%

(1)	Includes revenues earned from foreign military sales through the U.S. government.

Earnings in Equity Method Investments
During the years ended December 31, 2023, 2022, and 2021, our share of income from equity method investments was $70, $56, and $40, respectively. In 2023 and 2021, earnings in equity method investments were primarily driven by investments held at our BDS segment. In 2022, earnings in equity method investments were primarily driven by investments held in Unallocated items, eliminations and other.
Backlog
Our total backlog includes contracts that we and our customers are committed to perform. The value in backlog represents the estimated transaction prices on performance obligations to our customers for which work remains to be performed. Backlog is converted into revenue, primarily based on the cost incurred or at delivery and acceptance of products, depending on the applicable revenue recognition model.
Our backlog at December 31, 2023 was $520,195. We expect approximately 16% to be converted to revenue through 2024 and approximately 62% through 2027, with the remainder thereafter. There is significant uncertainty regarding the timing of when backlog will convert into revenue due to timing of 737 and 787 deliveries from inventory and timing of entry into service of the 777X,
737-7
and/or
737-10.
Unallocated Items, Eliminations and other
Unallocated items, eliminations and other include common internal services that support Boeing’s global business operations and eliminations of certain sales between segments. We generally allocate costs to business segments based on the U.S. Government Cost Accounting Standards (CAS). Components of Unallocated items, eliminations and other (expense)/income are shown in the following table.

Years ended December 31,	2023	2022	2021
Share-based plans	$62	($114)	($174)
Deferred compensation	(188)	117	(126)
Amortization of previously capitalized interest	(95)	(95)	(107)
Research and development expense, net	(315)	(278)	(184)
Eliminations and other unallocated items	(1,223)	(1,134)	(636)

Unallocated items, eliminations and other	($1,759)	($1,504)	($1,227)

Pension and Other Postretirement Benefit Expense
Pension costs are allocated to BDS and BGS businesses supporting government customers using CAS, which employ different actuarial assumptions and accounting conventions than GAAP. These costs are allocable to government contracts. Other postretirement benefit costs are allocated to business segments based on CAS, which is generally based on benefits paid. FAS/CAS service cost adjustment represents the difference between the Financial Accounting Standards (FAS) pension and postretirement service costs calculated under GAAP and costs allocated to the business segments.
Non-operating
pension and postretirement expenses represent the components of net periodic benefit costs other than service cost. These expenses are included in Other income, net. Components of FAS/CAS service cost adjustment are shown in the following table:

Years ended December 31,	2023	2022	2021
Pension FAS/CAS service cost adjustment	$799	$849	$882
Postretirement FAS/CAS service cost adjustment	257	294	291

FAS/CAS service cost adjustment	$1,056	$1,143	$1,173

Assets
Segment assets are summarized in the table below.

December 31,	2023	2022
Commercial Airplanes	$77,047	$76,825
Defense, Space & Security	14,921	14,426
Global Services	16,193	16,149
Unallocated items, eliminations and other	28,851	29,700

Total	$137,012	$137,100

Assets included in Unallocated items, eliminations and other primarily consist of Cash and cash equivalents, Short-term and other investments, tax assets, capitalized interest and assets managed centrally on behalf of the three principal business segments and intercompany eliminations.
Capital Expenditures

Years ended December 31,	2023	2022	2021
Commercial Airplanes	$420	$218	$177
Defense, Space & Security	192	202	199
Global Services	127	130	94
Unallocated items, eliminations and other	788	672	510

Total	$1,527	$1,222	$980

Capital expenditures for Unallocated items, eliminations and other relate primarily to assets managed centrally on behalf of the three principal business segments.
Depreciation and Amortization

Years ended December 31,	2023	2022	2021
Commercial Airplanes	$464	$554	$594
Defense, Space & Security	219	238	233
Global Services	320	346	414
Centrally Managed Assets (1)	858	841	903

Total	$1,861	$1,979	$2,144

(1)
Amounts shown in the table represent depreciation and amortization expense recorded by the individual business segments. Depreciation and amortization for centrally managed assets are included in segment operating earnings based on usage and occupancy. In 2023, $650 was included in the primary business segments, of which $311, $264 and $75 was included in BCA, BDS and BGS, respectively. In 2022, $644 was included in the primary business segments, of which $361, $230 and $53 was included in BCA, BDS and BGS, respectively. In 2021, $669 was included in the primary business segments, of which $387, $222 and $60 was included in BCA, BDS and BGS, respectively.
Note 23 – Subsequent Events
On January 5, 2024, an Alaska Airlines
737-9
flight made an emergency landing after a
mid-exit
door plug detached in flight. Following the accident, the Federal Aviation Administration (FAA) grounded and required inspections of all
737-9
aircraft with a
mid-exit
door plug, which constitute the large majority of the approximately 220
737-9
aircraft in the
in-service
fleet. On January 24, 2024, the FAA approved an enhanced maintenance and inspection process that must be performed on each of the grounded
737-9
aircraft. Our
737-9
operators have begun returning their fleets to service, and many
737-9s
have completed inspections and resumed revenue flights. All
737-9
aircraft in production will undergo this same enhanced inspection process prior to delivery.
On January 10, 2024, the FAA notified Boeing that the FAA has initiated an investigation into Boeing’s quality control system.
On January 24, 2024, the FAA stated that it will not approve production rate increases or additional production lines for the 737 MAX until it is satisfied that Boeing is in full compliance with required quality control procedures.
We are currently unable to reasonably estimate what impact the accident and the related FAA actions will have on our financial position, results of operations and cash flows.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the shareholders and the Board of Directors of The Boeing Company
Opinion on the Financial Statements
We have audited the accompanying consolidated statements of financial position of The Boeing Company and subsidiaries (the “Company”) as of December 31, 2023 and 2022, the related consolidated statements of operations, comprehensive income, equity, and cash flows, for each of the three years in the period ended December 31, 2023, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2023 and 2022, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2023, in conformity with accounting principles generally accepted in the United States of America.
We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company’s internal control over financial reporting as of December 31, 2023, based on criteria established in
Internal Control – Integrated Framework (2013)
 issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated January 31, 2024, expressed an unqualified opinion on the Company’s internal control over financial reporting.
Basis for Opinion
These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.
Critical Audit Matters
The critical audit matters communicated below are matters arising from the current-period audit of the financial statements that were communicated or required to be communicated to the audit committee and that (1) relate to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing separate opinions on the critical audit matters or on the accounts or disclosures to which they relate.

Cost Estimates for Fixed-Price Development Contracts – Refer to Notes 1 and 13 to the financial statements
Critical Audit Matter Description
As more fully described in Notes 1 and 13 to the consolidated financial statements, the Company recognizes revenue over time for long-term contracts as goods are produced or services are rendered. The Company uses costs incurred as the method for determining progress, and revenue is recognized based on costs incurred to date plus an estimate of margin at completion. The process of estimating margin at completion involves estimating the costs to complete production of goods or rendering of services and comparing those costs to the estimated final revenue amount. Margins on fixed-price development contracts are inherently uncertain in that revenue is fixed while the estimates of costs required to complete these contracts are subject to significant variability. The operational and technical complexities of fixed-price development contracts create financial risk, which could increase the estimates of costs and result in lower margins or material reach-forward losses. The ongoing effects of supply chain and labor disruption compound these complexities and related financial risks.
Given the operational and technical complexities of certain of the Company’s fixed-price development contracts, including the
KC-46A
Tanker, Commercial Crew,
VC-25B
Presidential Aircraft,
T-7A
Redhawk, and
MQ-25
contracts and the limited amount of historical data available in certain instances and significant judgments necessary to estimate future costs at completion, auditing these estimates involved extensive audit effort, a high degree of auditor judgment, and required audit professionals with specialized industry experience.
How the Critical Audit Matter Was Addressed in the Audit
Our audit procedures related to the cost estimates for the
KC-46A
Tanker, Commercial Crew,
VC-25B
Presidential Aircraft,
T-7A
Redhawk, and
MQ-25
fixed-price development contracts included the following, among others:
We evaluated the appropriateness and consistency of management’s methods used in developing its estimates.
We evaluated the reasonableness of judgments made and significant assumptions used by management relating to key cost and schedule estimates, including the effects of supply chain and labor disruptions. We also evaluated the range and probabilities of reasonably possible outcomes, and where management set its point estimate within the range.
We evaluated the appropriateness of the timing of the incorporation of changes to key estimates, including evaluating the timeline of key events and knowledge points that led to management’s determination that a change in estimate was necessary.
We inquired of project management, engineers, supply chain leadership, and others directly involved with the execution of contracts to evaluate management’s ability to achieve the key cost and schedule estimates, as well as evaluate project status and challenges which may affect total estimated costs to complete.
We observed the project work site when key estimates related to tangible or physical progress of the project.
We tested the accuracy and completeness of the key data used in developing estimates. We developed independent expectations of reasonable outcomes using, in part, the program’s data and compared our expectations to management’s estimates.
We performed retrospective reviews when evaluating the thoroughness and precision of management’s estimation process and effectiveness of the related internal controls by comparing actual outcomes to previous estimates and the related financial statement impact, and evaluating key judgements made by management when determining the timing of changes to key estimates.
We tested the effectiveness of internal controls including, those over the review of significant judgments made and assumptions used to develop key estimates, key data used in developing the estimates and the mathematical extrapolation of such data.
Program Accounting Estimates for the 777X Program – Refer to Notes 1 and 7 to the financial statements
Critical Audit Matter Description
The introduction of new aircraft programs involves increased risk associated with meeting development, certification, and production schedules. The Company uses program accounting to compute cost of sales and margin for each commercial airplane sold. The use of program accounting requires estimating the costs over the expected life of each program. In particular, the level of effort to meet regulatory requirements and achieve certification may be challenging to predict, including potential delays in the timing of achieving certification that would delay entry into service and corresponding increases in estimated costs. Changes to the cost estimates related to regulatory requirements to achieve certification could occur, resulting in lower margins or material reach-forward losses. Auditing these estimated costs for the 777X program involved extensive audit effort, a high degree of auditor judgment, and required audit professionals with specialized industry experience.
How the Critical Audit Matter Was Addressed in the Audit
Our audit procedures related to the estimated costs for the 777X program included the following, among others:
We evaluated the appropriateness and consistency of management’s methods used in developing its cost estimates related to regulatory requirements to achieve certification.
We performed procedures to evaluate new changes in estimated costs driven by changes in regulatory requirements to achieve certification.
We evaluated the timeline of key events and knowledge points that informs management’s determination to change the cost estimate related to regulatory requirements to achieve certification.
We inquired of those directly involved with the certification of the aircraft to evaluate project status and challenges which may affect total estimated costs to certify the aircraft.
We obtained and evaluated communications with regulatory bodies for consistency between management’s certification timeline assumptions and cost estimates related to regulatory requirements.
We tested the effectiveness of internal controls, including those over the data used in developing the cost estimates, the mathematical extrapolation of such data, and management’s judgment regarding the range of possible outcomes relating to the specific cost estimates in the current regulatory environment.
/s/ Deloitte & Touche LLP
Chicago, Illinois
January 31, 2024
We have served as the Company’s auditor since at least 1934; however, an earlier year could not be reliably determined.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the shareholders and the Board of Directors of The Boeing Company
Opinion on Internal Control over Financial Reporting
We have audited the internal control over financial reporting of The Boeing Company and subsidiaries (the “Company”) as of December 31, 2023, based on criteria established in
Internal Control
–
Integrated Framework (2013
) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2023, based on criteria established in
Internal Control
–
Integrated Framework (2013)
 issued by COSO.
We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated financial statements as of and for the year ended December 31, 2023 of the Company, and our report dated January 31, 2024 expressed an unqualified opinion on those financial statements.
Basis for Opinion
The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in Management’s Report on Internal Control Over Financial Reporting (not presented herein). Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.
Definition and Limitations of Internal Control over Financial Reporting
A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ Deloitte & Touche LLP
Chicago, Illinois
January 31, 2024

Unaudited Condensed Consolidated Financial Statements:
The Boeing Company and Subsidiaries
Condensed Consolidated Statements of Operations
(Unaudited)

(Dollars in millions, except per share data)	Six months ended June 30		Three months ended June 30
	2024	2023	2024	2023
Sales of products	$26,792	$31,601	$13,524	$16,687
Sales of services	6,643	6,071	3,342	3,064

Total revenues	33,435	37,672	16,866	19,751
Cost of products	(24,971)	(28,676)	(12,907)	(15,123)
Cost of services	(5,359)	(5,134)	(2,730)	(2,689)

Total costs and expenses	(30,330)	(33,810)	(15,637)	(17,812)
	3,105	3,862	1,229	1,939
Income from operating investments, net	74	17	7	44
General and administrative expense	(2,538)	(2,590)	(1,377)	(1,286)
Research and development expense, net	(1,822)	(1,538)	(954)	(797)
Gain on dispositions, net	5	1	5	1

Loss from operations	(1,176)	(248)	(1,090)	(99)
Other income, net	525	622	248	320
Interest and debt expense	(1,242)	(1,270)	(673)	(621)

Loss before income taxes	(1,893)	(896)	(1,515)	(400)
Income tax benefit	99	322	76	251

Net loss	(1,794)	(574)	(1,439)	(149)
Less: net loss attributable to noncontrolling interest	(12)	(11)

Net loss attributable to Boeing Shareholders	($1,782)	($563)	($1,439)	($149)

Basic loss per share	($2.90)	($0.93)	($2.33)	($0.25)

Diluted loss per share	($2.90)	($0.93)	($2.33)	($0.25)

Weighted average diluted shares (millions)	614.8	603.9	616.6	605.5

See Notes to the Condensed Consolidated Financial Statements.

The Boeing Company and Subsidiaries
Condensed Consolidated Statements of Comprehensive Income
(Unaudited)

(Dollars in millions)	Six months ended June 30		Three months ended June 30
	2024	2023	2024	2023
Net loss	($1,794)	($574)	($1,439)	($149)
Other comprehensive (loss)/income, net of tax:
Currency translation adjustments	(24)	10	11	(6)
Derivative instruments:
Unrealized losses arising during period, net of tax of $22, $7, $3 and $12	(76)	(25)	(11)	(43)
Reclassification adjustment for losses/(gains) included in net loss, net of tax of ($8), $1, ($6) and $0	26	(2)	19	3

Total unrealized (loss)/gain on derivative instruments, net of tax	(50)	(27)	8	(40)

Defined benefit pension plans and other postretirement benefits:
Net actuarial (loss)/gain arising during the period, net of tax of $17, $2, $0 and $0	(18)	(6)	1	1
Amortization of actuarial losses/(gains) included in net periodic benefit cost, net of tax of ($20), $1, ($8) and $1	26	(4)	15	(2)
Amortization of prior service credits included in net periodic benefit cost, net of tax of $20, $12, $8 and $6	(26)	(40)	(15)	(20)
Pension and postretirement cost related to our equity method investments, net of tax of ($3), $0, $0 and $0	5

Total defined benefit pension plans and other postretirement benefits, net of tax	(13)	(50)	1	(21)

Other comprehensive (loss)/income, net of tax	(87)	(67)	20	(67)

Comprehensive loss, net of tax	(1,881)	(641)	(1,419)	(216)

Less: Comprehensive loss related to noncontrolling interest	(12)	(11)

Comprehensive loss attributable to Boeing Shareholders, net of tax	($1,869)	($630)	($1,419)	($216)

See Notes to the Condensed Consolidated Financial Statements.

The Boeing Company and Subsidiaries
Condensed Consolidated Statements of Financial Position
(Unaudited)

(Dollars in millions, except per share data)	June 30 2024	December 31 2023
Assets
Cash and cash equivalents	$10,894	$12,691
Short-term and other investments	1,727	3,274
Accounts receivable, net	3,155	2,649
Unbilled receivables, net	9,660	8,317
Current portion of financing receivables, net	60	99
Inventories	85,661	79,741
Other current assets, net	3,282	2,504

Total current assets	114,439	109,275
Financing receivables and operating lease equipment, net	785	860
Property, plant and equipment, net of accumulated depreciation of $22,640 and $22,245	10,976	10,661
Goodwill	8,108	8,093
Acquired intangible assets, net	2,067	2,094
Deferred income taxes		59
Investments	1,026	1,035
Other assets, net of accumulated amortization of $1,001 and $1,046	5,319	4,935

Total assets	$142,720	$137,012

Liabilities and equity
Accounts payable	$11,864	$11,964
Accrued liabilities	21,850	22,331
Advances and progress billings	58,151	56,328
Short-term debt and current portion of long-term debt	4,765	5,204

Total current liabilities	96,630	95,827
Deferred income taxes	291	229
Accrued retiree health care	2,159	2,233
Accrued pension plan liability, net	6,248	6,516
Other long-term liabilities	2,212	2,332
Long-term debt	53,162	47,103

Total liabilities	160,702	154,240
Shareholders’ equity:
Common stock, par value $5.00 — 1,200,000,000 shares authorized; 1,012,261,159 shares issued	5,061	5,061
Additional paid-in capital	10,727	10,309
Treasury stock, at cost — 396,730,470 and 402,746,136 shares	(48,841)	(49,549)
Retained earnings	25,469	27,251
Accumulated other comprehensive loss	(10,392)	(10,305)

Total shareholders’ deficit	(17,976)	(17,233)
Noncontrolling interests	(6)	5

Total equity	(17,982)	(17,228)

Total liabilities and equity	$142,720	$137,012

See Notes to the Condensed Consolidated Financial Statements.

The Boeing Company and Subsidiaries
Condensed Consolidated Statements of Cash Flows
(Unaudited)

(Dollars in millions)	Six months ended June 30
	2024	2023
Cash flows – operating activities:
Net loss	($1,794)	($574)
Adjustments to reconcile net loss to net cash (used)/provided by operating activities:
Non-cash items –
Share-based plans expense	208	381
Treasury shares issued for 401(k) contribution	953	862
Depreciation and amortization	883	913
Investment/asset impairment charges, net	34	12
Gain on dispositions, net	(5)	(1)
Other charges and credits, net	(34)	30
Changes in assets and liabilities –
Accounts receivable	(522)	(433)
Unbilled receivables	(1,345)	(721)
Advances and progress billings	1,886	2,228
Inventories	(5,937)	(241)
Other current assets	(320)	313
Accounts payable	(222)	852
Accrued liabilities	(443)	(399)
Income taxes receivable, payable and deferred	(188)	(424)
Other long-term liabilities	(148)	(180)
Pension and other postretirement plans	(491)	(520)
Financing receivables and operating lease equipment, net	149	419
Other	51	40

Net cash (used)/provided by operating activities	(7,285)	2,557

Cash flows – investing activities:
Payments to acquire property, plant and equipment	(971)	(764)
Proceeds from disposals of property, plant and equipment	30	13
Acquisitions, net of cash acquired	(50)
Contributions to investments	(1,617)	(9,496)
Proceeds from investments	3,173	5,567
Supplier notes receivable	(486)	(162)
Purchase of distribution rights	(88)
Other	(17)	4

Net cash used by investing activities	(26)	(4,838)

Cash flows – financing activities:
New borrowings	10,089	38
Debt repayments	(4,481)	(5,123)
Stock options exercised		44
Employee taxes on certain share-based payment arrangements	(67)	(48)
Other	(3)	(4)

Net cash provided/(used) by financing activities	5,538	(5,093)

Effect of exchange rate changes on cash and cash equivalents	(25)	2

Net decrease in cash & cash equivalents, including restricted	(1,798)	(7,372)
Cash & cash equivalents, including restricted, at beginning of year	12,713	14,647

Cash & cash equivalents, including restricted, at end of period	10,915	7,275

Less restricted cash & cash equivalents, included in Investments	21	21

Cash and cash equivalents at end of period	$10,894	$7,254

See Notes to the Condensed Consolidated Financial Statements.

The Boeing Company and Subsidiaries
Condensed Consolidated Statements of Equity
For the six months ended June 30, 2024 and 2023
(Unaudited)

	Boeing shareholders
(Dollars in millions)	Common Stock	Additional Paid-In Capital	Treasury Stock	Retained Earnings	Accumulated Other Comprehensive Loss	Non- controlling Interests	Total
Balance at January 1, 2023	$5,061	$9,947	($50,814)	$29,473	($9,550)	$35	($15,848)

Net loss				(563)		(11)	(574)
Other comprehensive loss, net of tax of $23					(67)		(67)
Share-based compensation		381					381
Treasury shares issued for stock options exercised, net		(28)	72				44
Treasury shares issued for other share-based plans, net		(73)	49				(24)
Treasury shares issued for 401(k) contribution		350	512				862
Subsidiary shares purchased from noncontrolling interests		(267)					(267)

Balance at June 30, 2023	$5,061	$10,310	($50,181)	$28,910	($9,617)	$24	($15,493)

Balance at January 1, 2024	$5,061	$10,309	($49,549)	$27,251	($10,305)	$5	($17,228)

Net loss				(1,782)		(12)	(1,794)
Other comprehensive loss, net of tax of $28					(87)		(87)
Share-based compensation		208					208
Treasury shares issued for other share-based plans, net		(122)	87				(35)
Treasury shares issued for 401(k) contribution		332	621				953
Other changes in noncontrolling interests						1	1

Balance at June 30, 2024	$5,061	$10,727	($48,841)	$25,469	($10,392)	($6)	($17,982)

See Notes to the Condensed Consolidated Financial Statements.

The Boeing Company and Subsidiaries
Condensed Consolidated Statements of Equity
For the three months ended June 30, 2024 and 2023
(Unaudited)

	Boeing shareholders
(Dollars in millions, except per share data)	Common Stock	Additional Paid-In Capital	Treasury Stock	Retained Earnings	Accumulated Other Comprehensive Loss	Non- controlling Interests	Total
Balance at April 1, 2023	$5,061	$10,298	($50,376)	$29,059	($9,550)	$24	($15,484)

Net loss				(149)			(149)
Other comprehensive loss, net of tax of $19					(67)		(67)
Share-based compensation		159					159
Treasury shares issued for stock options exercised, net		(1)	1
Treasury shares issued for other share-based plans, net		(6)	12				6
Treasury shares issued for 401(k) contribution		127	182				309
Subsidiary shares purchased from noncontrolling interests		(267)					(267)

Balance at June 30, 2023	$5,061	$10,310	($50,181)	$28,910	($9,617)	$24	($15,493)

Balance at April 1, 2024	$5,061	$10,539	($49,105)	$26,908	($10,412)	($7)	($17,016)

Net loss				(1,439)			(1,439)
Other comprehensive income, net of tax of ($3)					20		20
Share-based compensation		89					89
Treasury shares issued for other share-based plans, net		(6)	22				16
Treasury shares issued for 401(k) contribution		105	242				347
Other changes in noncontrolling interests						1	1

Balance at June 30, 2024	$5,061	$10,727	($48,841)	$25,469	($10,392)	($6)	($17,982)

See Notes to the Condensed Consolidated Financial Statements.

The Boeing Company and Subsidiaries
Notes to Condensed Consolidated Financial Statements
Summary of Business Segment Data
(Unaudited)

(Dollars in millions)	Six months ended June 30		Three months ended June 30
	2024	2023	2024	2023
Revenues:
Commercial Airplanes	$10,656	$15,544	$6,003	$8,840
Defense, Space & Security	12,971	12,706	6,021	6,167
Global Services	9,934	9,466	4,889	4,746
Unallocated items, eliminations and other	(126)	(44)	(47)	(2)

Total revenues	$33,435	$37,672	$16,866	$19,751

Loss from operations:
Commercial Airplanes	($1,858)	($998)	($715)	($383)
Defense, Space & Security	(762)	(739)	(913)	(527)
Global Services	1,786	1,703	870	856

Segment operating loss	(834)	(34)	(758)	(54)
Unallocated items, eliminations and other	(946)	(796)	(634)	(336)
FAS/CAS service cost adjustment	604	582	302	291

Loss from operations	(1,176)	(248)	(1,090)	(99)
Other income, net	525	622	248	320
Interest and debt expense	(1,242)	(1,270)	(673)	(621)

Loss before income taxes	(1,893)	(896)	(1,515)	(400)
Income tax benefit	99	322	76	251

Net loss	(1,794)	(574)	(1,439)	(149)
Less: net loss attributable to noncontrolling interest	(12)	(11)

Net loss attributable to Boeing Shareholders	($1,782)	($563)	($1,439)	($149)

This information is an integral part of the Notes to the Condensed Consolidated Financial Statements. See Note 19 for further segment results.

F-
70

The Boeing Company and Subsidiaries
Notes to the Condensed Consolidated Financial Statements
(Dollars in millions, except per share amounts or as otherwise stated)
(Unaudited)
Note 1 – Basis of Presentation
The condensed consolidated interim financial statements included in this report have been prepared by management of The Boeing Company (herein referred to as “Boeing,” the “Company,” “we,” “us,” or “our”). In the opinion of management, all adjustments (consisting of normal recurring accruals) necessary for a fair presentation are reflected in the interim financial statements. The results of operations for the period ended June 30, 2024, are not necessarily indicative of the operating results for the full year. The interim financial statements should be read in conjunction with the audited Consolidated Financial Statements, including the notes thereto, included herein. We added a new financial statement line item to the Condensed Consolidated Statements of Cash Flows for cash invested in Supplier notes receivable and reclassified the corresponding amounts in the prior period financial statements to conform to the current period presentation.
Use of Estimates
The preparation of financial statements in conformity with U.S. generally accepted accounting principles (GAAP) requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.
Goodwill
We performed our annual goodwill impairment test as of April 1, 2024, using a qualitative assessment. We determined the fair value of each of our reporting units substantially exceeded their respective carrying values.
Long-term Contracts
Substantially all contracts at our Defense, Space & Security (BDS) segment and certain contracts at our Global Services (BGS) segment are long-term contracts with the U.S. government and other customers that generally extend over several years. Changes in estimated revenues, cost of sales, and the related effect on operating income are recognized using a cumulative catch-up
adjustment which recognizes, in the current period, the cumulative effect of the changes on current and prior periods based on a long-term contract’s percentage-of-completion.
When the current estimates of total revenues and costs at completion for a long-term contract indicate a loss, a provision for the entire reach-forward loss on the long-term contract is recognized.
The table below reflects the impact of net cumulative
catch-up
adjustments for changes in estimated revenues and costs at completion across all long-term contracts, including the impact to Loss from operations from changes in estimated losses on unexercised options.

(In millions – except per share amounts)	Six months ended June 30		Three months ended June 30
	2024	2023	2024	2023
Decrease to Revenue	($965)	($782)	($747)	($470)
Increase to Loss from operations	($1,700)	($1,348)	($1,334)	($830)
Increase to Diluted loss per share	($2.62)	($1.43)	($2.06)	($0.51)

Note 2 – Spirit Acquisition
On June 30, 2024, we entered into an Agreement and Plan of Merger (the Merger Agreement) pursuant to which we have agreed to acquire Spirit AeroSystems Holdings, Inc. (Spirit) in an all-stock
transaction at an equity value of approximately $4,700, or $37.25 per share of Spirit Class A Common Stock. The transaction will include the assumption of Spirit’s net debt at closing.
Each share of Spirit common stock will be exchanged for a number of shares of Boeing common stock equal to an exchange ratio between 0.18 and 0.25, calculated as $37.25 divided by the volume weighted average share price of Boeing shares over the
15-trading-day
period ending on the second trading day prior to the closing (subject to a floor of $149.00 per share and a ceiling of $206.94 per share). Spirit stockholders will receive 0.25 Boeing shares for each of their Spirit shares if the volume-weighted average price is at or below $149.00, and 0.18 Boeing shares for each of their Spirit shares if the volume-weighted average price is at or above $206.94 per share.
Boeing’s acquisition of Spirit will include substantially all Boeing-related commercial operations, as well as certain other operations.
Spirit has also entered into a binding term sheet with Airbus SE (Airbus) setting forth the terms upon which Airbus will, assuming the parties enter into definitive agreements and receive all required regulatory approvals, acquire certain commercial work packages that Spirit performs for Airbus concurrently with the closing of the Boeing-Spirit merger. In addition, Spirit is proposing to sell certain of its operations, including those in Belfast, Northern Ireland
(non-Airbus
operations); Prestwick, Scotland; Subang, Malaysia; Biddeford, Maine; and Woonsocket, Rhode Island.
The transaction is expected to close
mid-2025
and is subject to the sale of the Spirit operations related to certain Airbus commercial work packages and the satisfaction of customary closing conditions, including regulatory and Spirit stockholder approvals.
The Merger Agreement contains certain termination rights, including that either Boeing or Spirit may terminate the Merger Agreement if, subject to certain limitations, the transaction has not been consummated by March 31, 2025 (subject to three automatic three-month extensions if on each such date all of the closing conditions except those relating to regulatory approvals have been satisfied or waived) (the Outside Date). Additionally, Spirit may terminate the Merger Agreement under specified circumstances to accept an unsolicited Superior Proposal (as defined in the Merger Agreement) from a third party, and we may terminate the Merger Agreement if, before Spirit stockholder approval has been obtained, the Spirit Board of Directors changes its recommendation that Spirit’s stockholders adopt the Merger Agreement.
The Merger Agreement provides that Spirit will be required to pay Boeing a termination fee of $150 if the Merger Agreement is terminated under specified circumstances in which the Spirit Board of Directors changes its recommendation that Spirit’s stockholders adopt the Merger Agreement, Spirit terminates the Merger Agreement in order to accept a Superior Proposal as set forth in the Merger Agreement, or Spirit consummates a Qualifying Transaction (as defined in the Merger Agreement) following the termination of the Merger Agreement.
The Merger Agreement also provides that we will be required to pay Spirit a termination fee of $300 if the Merger Agreement is terminated by Spirit or Boeing under certain specified circumstances as a result of the parties’ failure to obtain the required regulatory approvals by the Outside Date or in the event that any law or order related to the required regulatory approvals or any applicable antitrust law or foreign investment law prohibits the consummation of the Merger.

Note 3 – Earnings Per Share
Basic and diluted earnings per share are computed using the
two-class
method, which is an earnings allocation method that determines earnings per share for common shares and participating securities. The undistributed earnings are allocated between common shares and participating securities as if all earnings had been distributed during the period. Participating securities and common shares have equal rights to undistributed earnings.
Basic earnings per share is calculated by taking net earnings attributable to Boeing Shareholders, less earnings available to participating securities, divided by the basic weighted average common shares outstanding.
Diluted earnings per share is calculated by taking net earnings attributable to Boeing Shareholders, less earnings available to participating securities, divided by the diluted weighted average common shares outstanding. Diluted weighted average common shares outstanding is calculated using the treasury stock method.
The elements used in the computation of Basic and Diluted loss per share were as follows:

(In millions – except per share amounts)	Six months ended June 30		Three months ended June 30
	2024	2023	2024	2023
Net loss attributable to Boeing Shareholders	($1,782)	($563)	($1,439)	($149)
Less: earnings available to participating securities

Net loss available to common shareholders	($1,782)	($563)	($1,439)	($149)

Basic
Basic weighted average shares outstanding	614.8	603.9	616.6	605.5
Less: participating securities (1)	0.3	0.3	0.3	0.3

Basic weighted average common shares outstanding	614.5	603.6	616.3	605.2

Diluted
Diluted weighted average shares outstanding	614.8	603.9	616.6	605.5
Less: participating securities (1)	0.3	0.3	0.3	0.3

Diluted weighted average common shares outstanding	614.5	603.6	616.3	605.2

Net loss per share:
Basic	($2.90)	($0.93)	($2.33)	($0.25)
Diluted	(2.90)	(0.93)	(2.33)	(0.25)

(1)	Participating securities include certain instruments in our deferred compensation plan.
The following table represents potential common shares that were not included in the computation of Diluted loss per share because the effect was antidilutive based on their strike price or the performance condition was not met.

(Shares in millions)	Six months ended June 30		Three months ended June 30
	2024	2023	2024	2023
Performance restricted stock units	0.6		0.7
Restricted stock units	1.0		2.0
Stock options	0.8	0.8	0.8	0.8

In addition, potential common shares of 2.9 million and 5.4 million for the six months ended June 30, 2024 and 2023 and 2.7 million and 5.5 million for the three months ended June 30, 2024 and 2023 were excluded from the computation of Diluted loss per share, because the effect would have been antidilutive as a result of incurring a net loss in those periods.
Note 4 – Income Taxes
We computed our 2024 interim tax provision using an estimated annual effective tax rate of (11.1%), adjusted for discrete items. Our 2024 estimated annual effective tax rate is primarily driven by taxes on
non-U.S.
operations. The effective tax rates were 5.2% and 35.9% for the six months ended June 30, 2024 and 2023. The effective tax rate for the three months ended June 30, 2024, was 5.0% and reflects additional tax expense to adjust prior quarter’s results to the annual effective tax rate offset by discrete tax benefits of $335 recorded in the second quarter related to the settlement of the 2018-2020 federal tax audit, which is after an associated $155 valuation allowance expense.
As of December 31, 2023, we had recorded valuation allowances of $4,550 primarily for certain domestic deferred tax assets, and certain domestic net operating losses, tax credit and interest carryforwards. To measure the valuation allowance, the Company estimated in what year each of its deferred tax assets and liabilities would reverse using systematic and logical methods to estimate the reversal patterns. Based on these methods, deferred tax liabilities are assumed to reverse and generate taxable income over the next 5 to 10 years while deferred tax assets related to pension and other postretirement benefit obligations are assumed to reverse and generate tax deductions over the next 15 to 20 years. The valuation allowance results from not having sufficient income from deferred tax liability reversals in the appropriate future periods to support the realization of deferred tax assets.
The total amount of unrecognized tax benefits of $1,131 as of December 31, 2023, decreased by $625 in the second quarter due to the settlement of the 2018-2020 federal tax audit, as discussed above.
Federal income tax audits have been settled for all years prior to 2021. The Internal Revenue Service is expected to begin the 2021-2023 federal tax audit in the second quarter of 2025. We are also subject to examination in major state and international jurisdictions for the 2010-2022 tax years. We believe appropriate provisions for all outstanding tax issues have been made for all jurisdictions and all open years.
Note 5 – Allowances for Losses on Financial Assets
The changes in allowances for expected credit losses for the six months ended June 30, 2024 and 2023, consisted of the following:

	Accounts receivable	Unbilled receivables	Other current assets	Financing receivables	Other assets	Total
Balance at January 1, 2023	($116)	($23)	($85)	($55)	($88)	($367)

Changes in estimates	(5)	2	15	2	(12)	2
Write-offs	24		4			28
Recoveries	2					2

Balance at June 30, 2023	($95)	($21)	($66)	($53)	($100)	($335)

Balance at January 1, 2024	($89)	($19)	($50)	($51)	($122)	($331)

Changes in estimates	(15)	(1)	(1)	35	(47)	(29)
Write-offs	7		10			17
Recoveries	1					1

Balance at June 30, 2024	($96)	($20)	($41)	($16)	($169)	($342)

Note 6 – Inventories
Inventories consisted of the following:

	June 30 2024	December 31 2023
Commercial aircraft programs	$74,544	$68,683
Long-term contracts in progress	370	686
Capitalized precontract costs(1)	941	946
Commercial spare parts, used aircraft, general stock materials and other	9,806	9,426

Total	$85,661	$79,741

(1)	Capitalized precontract costs at June 30, 2024 and December 31, 2023, included amounts related to T-7A Red Hawk Production Options, Commercial Crew, and KC-46A Tanker. See Note 10.
Commercial Aircraft Programs
At June 30, 2024 and December 31, 2023, commercial aircraft programs inventory included the following amounts related to the 737 program: deferred production costs of $7,638 and $6,011 and unamortized tooling and other non-recurring
costs of $880 and $792. At June 30, 2024, $8,480 of 737 deferred production costs, unamortized tooling and other non-recurring
costs are expected to be recovered from units included in the program accounting quantity that have firm orders, and $38 is expected to be recovered from units included in the program accounting quantity that represent expected future orders.
At June 30, 2024 and December 31, 2023, commercial aircraft programs inventory included the following amounts related to the 777X program: $6,072 and $4,638 of work in process (including deferred production costs of $2,612 and $1,792) and $4,218 and $4,063 of unamortized tooling and other non-recurring
costs. We expensed abnormal production costs of $262 during the six months ended June 30, 2023. In the fourth quarter of 2023, the 777X program resumed production, and as a result, there were no abnormal production costs during the six months ended June 30, 2024.
At June 30, 2024 and December 31, 2023, commercial aircraft programs inventory included the following amounts related to the 787 program: deferred production costs of $12,336 and $12,384, $1,563 and $1,764 of supplier advances, and $1,441 and $1,480 of unamortized tooling and other non-recurring
costs. At June 30, 2024, $11,618 of 787 deferred production costs, unamortized tooling and other non-recurring
costs are expected to be recovered from units included in the program accounting quantity that have firm orders, and $2,159 is expected to be recovered from units included in the program accounting quantity that represent expected future orders. We expensed abnormal production costs of $157 and $693 during the six months ended June 30, 2024 and 2023.
Commercial aircraft programs inventory included amounts credited in cash or other consideration (early issue sales consideration) to airline customers totaling $4,546 and $4,126 at June 30, 2024 and December 31, 2023.
Note 7 – Contracts with Customers
Unbilled receivables increased from $8,317 at December 31, 2023, to $9,660 at June 30, 2024, primarily driven by revenue recognized at BDS in excess of billings.

Advances and progress billings increased from $56,328 at December 31, 2023, to $58,151 at June 30, 2024, primarily driven by advances on orders received at Commercial Airplanes (BCA).
Revenues recognized during the six months ended June 30, 2024 and 2023, from amounts recorded as Advances and progress billings at the beginning of each year were $7,877 and $7,885. Revenues recognized during the three months ended June 30, 2024 and 2023, from amounts recorded as Advances and progress billings at the beginning of each year were $3,696 and $4,004.
Note 8 – Financing Receivables and Operating Lease Equipment
Financing receivables and operating lease equipment, net consisted of the following:

	June 30 2024	December 31 2023
Financing receivables:
Investment in sales-type leases	$461	$556
Notes	89	102

Total financing receivables	550	658
Less allowance for losses on receivables	16	51

Financing receivables, net	534	607
Operating lease equipment, at cost, less accumulated depreciation of $70 and $70	311	352

Total	$845	$959

Financing arrangements typically range in terms from 1 to 12 years and may include options to extend or terminate. Certain leases include provisions to allow the lessee to purchase the underlying aircraft at a specified price. At June 30, 2024 and December 31, 2023, $14 and $44 were determined to be uncollectible financing receivables and placed on non-accrual
status. The allowance for losses on financing receivables decreased primarily due to cash collections during the six months ended June 30, 2024.
The components of investment in sales-type leases consisted of the following:

	June 30 2024	December 31 2023
Gross lease payments receivable	$585	$697
Unearned income	(130)	(162)

Net lease payments receivable	455	535
Unguaranteed residual assets	6	21

Total	$461	$556

Financing interest income received for the six months ended June 30, 2024 and 2023, was $4 and $62. Financing interest income received for the three months ended June 30, 2024 and 2023, was $2 and $58.

Our financing receivable balances at June 30, 2024 by internal credit rating category and year of origination consisted of the following:

Rating categories	Current	2023	2022	2021	2020	Prior	Total
BBB	$10	$70	$30	$190	$97	$50	$447
B						89	89
CCC				14			14

Total carrying value of financing receivables	$10	$70	$30	$204	$97	$139	$550

At June 30, 2024, our allowance for losses related to receivables with ratings of CCC, B and BBB. We applied default rates that averaged 100.0%, 0.0% and 0.4%, respectively, to the exposure associated with those receivables.
Financing Receivables Exposure
The majority of our financing receivables and operating lease equipment portfolio is concentrated in the following aircraft models:

	June 30 2024	December 31 2023
717 Aircraft (Accounted for as sales type leases)	$447	$478
747-8 Aircraft (Accounted for as sales-type leases)	104	129
737 Aircraft ($112 and $148 accounted for as operating leases)	112	156
777 Aircraft (Accounted for as operating leases)	188	194
747-400 Aircraft (Accounted for as sales-type leases)		43

Operating lease equipment primarily includes large commercial jet aircraft.
Lease income recorded in Sales of services on the Condensed Consolidated Statements of Operations for the six months ended June 30, 2024 and 2023, included $21 and $29 of interest income from sales-type leases and $32 and $27 from operating lease payments. Lease income recorded in Sales of services on the Condensed Consolidated Statements of Operations for the three months ended June 30, 2024 and 2023, included $11 and $14 of interest income from sales-type leases and $14 and $16 from operating lease payments.
Variable lease payments for sales-type leases recognized in interest income for the six and three months ended June 30, 2024 and 2023, were insignificant. Variable lease payments on operating leases for the six and three months ended June 30, 2024 and 2023, were insignificant.
Profit at the commencement of sales-type leases was recorded in Sales of services for the six months ended June 30, 2024 and 2023, in the amount of $4 and $20. Profit at commencement of sales-type leases was recorded in Sales of services for the three months ended June 30, 2024 and 2023, was $4 and $8.

Note 9 – Investments
Our investments, which are recorded in Short-term and other investments or Investments, consisted of the following:

	June 30 2024	December 31 2023
Time deposits(1)	$1,208	$2,753
Equity method investments(2)	956	966
Available-for-sale debt investments(1)	515	499
Equity and other investments	53	69
Restricted cash & cash equivalents(1)(3)	21	22

Total	$2,753	$4,309

(1)	Primarily included in Short-term and other investments on our Condensed Consolidated Statements of Financial Position.
(2)	Dividends received were $37 and $17 during the six and three months ended June 30, 2024 and $5 during the same periods in prior year.
(3)	Reflects amounts restricted in support of our workers’ compensation programs and insurance premiums.
Contributions to investments and Proceeds from investments on our Condensed Consolidated Statements of Cash Flows primarily relate to time deposits and available-for-sale
debt investments. Cash used for the purchase of time deposits during the six months ended June 30, 2024 and 2023, was $1,298 and $9,165. Cash proceeds from the maturities of time deposits during the six months ended June 30, 2024 and 2023, were $2,845 and $5,274.
Allowance for losses on
available-for-sale
debt investments are assessed quarterly. All instruments are considered investment grade, and we have not recognized an allowance for credit losses as of June 30, 2024.
Note 10 – Liabilities, Commitments and Contingencies
737 MAX Customer Concessions and Other Considerations
During the first quarter of 2024, we recorded an earnings charge of $443, net of insurance recoveries, in connection with estimated considerations to customers for disruption related to the Alaska Airlines
737-9
accident and
737-9
grounding. This charge is reflected in the financial statements as a reduction to revenue.
The following table summarizes changes in the 737 MAX customer concessions and other considerations liability during the six months ended June 30, 2024 and 2023.

	2024	2023
Beginning balance – January 1	$1,327	$1,864
Reductions for payments made	(681)	(273)
Reductions for concessions and other in-kind considerations	(221)	(51)
Changes in estimates	510	(26)

Ending balance – June 30	$935	$1,514

At June 30, 2024, $92 of the liability balance remains subject to negotiations with customers. The contracted amount includes $208 expected to be paid in cash in 2024, while the remaining amounts are primarily expected to be liquidated by lower customer delivery payments.

Environmental
The following table summarizes changes in environmental remediation liabilities during the six months ended June 30, 2024 and 2023.

	2024	2023
Beginning balance – January 1	$844	$752
Reductions for payments made, net of recoveries	(40)	(24)
Changes in estimates	27	72

Ending balance – June 30	$831	$800

The liabilities recorded represent our best estimate or the low end of a range of reasonably possible costs expected to be incurred to remediate sites, including operation and maintenance over periods of up to 30 years. It is reasonably possible that we may incur costs that exceed these recorded amounts because of regulatory agency orders and directives, changes in laws and/or regulations, higher than expected costs and/or the discovery of new or additional contamination. As part of our estimating process, we develop a range of reasonably possible alternate scenarios that includes the high end of a range of reasonably possible cost estimates for all remediation sites for which we have sufficient information based on our experience and existing laws and regulations. There are some potential remediation obligations where the costs of remediation cannot be reasonably estimated. At June 30, 2024 and December 31, 2023, the high end of the estimated range of reasonably possible remediation costs exceeded our recorded liabilities by $964 and $1,030.
Product Warranties
The following table summarizes changes in product warranty liabilities recorded during the six months ended June 30, 2024 and 2023.

	2024	2023
Beginning balance – January 1	$2,448	$2,275
Additions for current year deliveries	42	92
Reductions for payments made	(227)	(179)
Changes in estimates	(8)	338

Ending balance – June 30	$2,255	$2,526

Commercial Aircraft
Trade-In
Commitments
In conjunction with signing definitive agreements for the sale of new aircraft, we have entered into trade-in
commitments with certain customers that give them the right to trade in used aircraft at a specified price. The probability that trade-in
commitments will be exercised is determined by using both quantitative information from valuation sources and qualitative information from other sources. The probability of exercise is assessed quarterly, or as events trigger a change, and takes into consideration the current economic and airline industry environments.
Trade-in
commitments, which can be terminated by mutual consent with the customer, may be exercised only during the period specified in the agreement, and require advance notice by the customer.
Trade-in
commitment agreements at June 30, 2024, have expiration dates from 2024 through 2030. At June 30, 2024 and December 31, 2023, total contractual trade-in
commitments were $1,375 and $1,415. As of June 30, 2024 and December 31, 2023, we estimated it was probable we would be obligated to perform on certain of these commitments with net amounts payable to customers totaling $434 and $407 and the fair value of the related trade-in
aircraft was $434 and $407.

Financing Commitments
Financing commitments related to aircraft on order, including options and those proposed in sales campaigns, and refinancing of delivered aircraft, totaled $17,356 and $17,003 as of June 30, 2024 and December 31, 2023. The estimated earliest potential funding dates for these commitments as of June 30, 2024 are as follows:

Total
July through December 2024	$1,508
2025	3,529
2026	4,027
2027	2,891
2028	1,643
Thereafter	3,758

Total	$17,356

As of June 30, 2024, $14,030 of these financing commitments relate to customers we believe have less than investment-grade credit. We have concluded that no reserve for future potential losses is required for these financing commitments based upon the terms, such as collateralization and interest rates, under which funding would be provided.
Other Financial Commitments
We have financial commitments to make additional capital contributions totaling $262 to certain joint ventures over the next nine years.
Standby Letters of Credit and Surety Bonds
We have entered into standby letters of credit and surety bonds with financial institutions primarily relating to the guarantee of our future performance on certain contracts and security agreements. Contingent liabilities on outstanding letters of credit agreements and surety bonds aggregated approximately
$3,184 and $4,548 as of June 30, 2024 and December 31, 2023.
Supply Chain Financing Programs
The Company has supply chain financing programs in place under which participating suppliers may elect to obtain payment from an intermediary. The Company confirms the validity of invoices from participating suppliers and agrees to pay the intermediary an amount based on invoice totals. The majority of amounts payable under these programs are due within 30 to 90 days but may extend up to 12 months. At June 30, 2024 and December 31, 2023, Accounts payable included $2.7 billion and $2.9 billion payable to suppliers who have elected to participate in these programs. We do not believe that future changes in the availability of supply chain financing would have a significant impact on our liquidity.
Recoverable Costs on Government Contracts
Our final incurred costs for each year are subject to audit and review for allowability by the U.S. government, which can result in payment demands related to costs they believe should be disallowed. We work with the U.S. government to assess the merits of claims and where appropriate reserve for amounts disputed. If we are unable to satisfactorily resolve disputed costs, we could be required to record an earnings charge and/or provide refunds to the U.S. government.

Fixed-Price Contracts
Long-term contracts that are contracted on a fixed-price basis could result in losses in future periods. Certain of the fixed-price contracts are for the development of new products, services and related technologies. This development work scope is inherently uncertain and subject to significant variability in estimates of the cost and time required to complete the work by us and our suppliers. The operational and technical complexities of fixed-price development contracts create financial risk, which could trigger additional earnings charges, termination provisions, order cancellations, or other financially significant exposure.
VC-25B
Presidential Aircraft
The Company’s firm fixed-price contract for the Engineering and Manufacturing Development (EMD) effort on the U.S. Air Force’s (USAF)
VC-25B
Presidential Aircraft, commonly known as Air Force One, is a $4 billion program to develop and modify two
747-8
commercial aircraft. During 2023, we increased the reach-forward loss on the contract by $482 driven by engineering changes to support the build and installation process; the resolution of supplier negotiations; and factory performance related to labor instability. During the three months ended June 30, 2024, we increased the reach-forward loss on the contract by $250 primarily driven by higher than anticipated costs due to engineering design changes related to wiring and other structural requirements. Risk remains that we may record additional losses in future periods.
KC-46A
Tanker
In 2011, we were awarded a contract from the USAF to design, develop, manufacture, and deliver four next generation aerial refueling tankers as well as priced options for 13 annual production lots totaling 179 aircraft. Since 2016, the USAF has authorized ten low rate initial production (LRIP) lots for a total of 139 aircraft. The EMD contract and authorized LRIP lots total approximately $27 billion as of June 30, 2024. The
KC-46A
Tanker is a derivative of the 767 commercial airplane program with the majority of the manufacturing costs being incurred in the 767 factory and the remaining costs being incurred in the military finishing and delivery centers.
During 2023, we increased the reach-forward loss on the
KC-46A
Tanker program by $309 primarily resulting from factory disruption and additional rework due to a supplier quality issue. During the first quarter of 2024, we increased the reach-forward loss by $128, primarily due to factory disruption associated with supply chain constraints. During the three months ended June 30, 2024, we increased the reach-forward loss on the contract by $391 primarily reflecting higher than anticipated factory disruption, including supply chain constraints and parts shortages. As of June 30, 2024, we had approximately $139 of capitalized precontract costs and $205 of potential termination liabilities to suppliers related to future production lots. Risk remains that we may record additional losses in future periods.
MQ-25
In the third quarter of 2018, we were awarded the
MQ-25
EMD contract by the U.S. Navy. The contract is a fixed-price contract that now includes development and delivery of seven aircraft and test articles at a contract price of $890. In connection with winning the competition, we recognized a reach-forward loss of $291 in the third quarter of 2018. During 2023, we increased the reach-forward loss by $231 primarily driven by production and flight testing delays as well as higher than anticipated production costs to complete EMD aircraft attributable to factory performance. During the first quarter of 2024, we were awarded a cost-type contract modification totaling $657 for two additional test aircraft plus other scope increases. Risk remains that we may record additional losses in future periods.

T-7A
Red Hawk EMD Contract & Production Options
In 2018, we were awarded the
T-7A
Red Hawk program. The EMD portion of the contract is a $860 fixed-price contract and includes five aircraft and seven simulators. The production portion of the contract includes 11 production lots for aircraft and related services for 346
T-7A
Red Hawk aircraft that we believe are probable of being exercised. We expect the first production and support contract option to be exercised in 2025.
During 2023, we increased the reach-forward loss on the
T-7A
Red Hawk program by $275 primarily reflecting higher estimated production costs. During the first quarter of 2024, we increased the reach-forward loss on the
T-7A
Red Hawk program by $94 primarily reflecting further increases in estimated production costs. During the three months ended June 30, 2024, we increased the reach-forward loss on the program by $278 primarily driven by higher than anticipated costs to meet certain technical and support requirements, and flight test program inefficiencies and delays. At June 30, 2024, we had approximately $258 of capitalized precontract costs and $451 of potential termination liabilities to suppliers related to future production lots. Risk remains that we may record additional losses in future periods.
Commercial Crew
National Aeronautics and Space Administration (NASA) has contracted us to design and build the
CST-100
Starliner spacecraft to transport crews to the International Space Station (ISS). In the second quarter of 2022, we successfully completed the uncrewed Orbital Flight Test. During 2023, we increased the reach-forward loss by $288 primarily as a result of delaying the Crewed Flight Test (CFT) following notification by a parachute supplier of an issue identified through testing. The CFT launched on June 5, 2024, and docked with the ISS. The Starliner spacecraft had a minimum mission duration of 8 days. Its return to Earth was delayed to allow time to perform further testing of propulsion system anomalies. As a result of the CFT delays, during the three months ended June 30, 2024, we increased the reach-forward loss on the program by $125. At June 30, 2024, we had approximately $238 of capitalized precontract costs and $148 of potential termination liabilities to suppliers related to fixed-price unauthorized future missions. Risk remains that we may record additional losses in future periods.
Note 11 – Arrangements with
Off-Balance
Sheet Risk
We enter into arrangements with
off-balance
sheet risk in the normal course of business, primarily in the form of guarantees.
The following table provides quantitative data regarding our third-party guarantees. The maximum potential payments represent a “worst-case scenario” and do not necessarily reflect amounts that we expect to pay. The carrying amount of liabilities represents the amount included in Accrued liabilities.

	Maximum Potential Payments		Estimated Proceeds from Collateral/Recourse		Carrying Amount of Liabilities
	June 30 2024	December 31 2023	June 30 2024	December 31 2023	June 30 2024	December 31 2023
Contingent repurchase commitments	$388	$404	$388	$404
Credit guarantees	15	15			$14	$14

Contingent Repurchase Commitments
In conjunction with signing a definitive agreement for the sale of commercial aircraft, we have entered into contingent repurchase commitments with certain customers wherein we agree to repurchase the sold aircraft at a specified price, generally 10 to

15 years after delivery. Our repurchase of the aircraft is contingent upon entering into a mutually acceptable agreement for the sale of additional new aircraft in the future. The commercial aircraft repurchase price specified in contingent repurchase commitments is generally lower than the expected fair value at the specified repurchase date. Estimated proceeds from collateral/recourse in the table above represent the lower of the contracted repurchase price or the expected fair value of each aircraft at the specified repurchase date.
If a future sale agreement is reached and a customer elects to exercise its right under a contingent repurchase commitment, the contingent repurchase commitment becomes a trade-in
commitment. Our historical experience is that contingent repurchase commitments infrequently become trade-in
commitments.
Credit Guarantees
We have issued credit guarantees where we are obligated to make payments to a guaranteed party in the event that the original lessee or debtor does not make payments or perform certain specified services. Generally, these guarantees have been extended on behalf of guaranteed parties with less than investment-grade credit. Current outstanding credit guarantees expire through 2036.
Other Indemnifications
In conjunction with our sales of Electron Dynamic Devices, Inc. and Rocketdyne Propulsion and Power businesses and our BCA facilities in Wichita, Kansas and Tulsa and McAlester, Oklahoma, we agreed to indemnify, for an indefinite period, the buyers for costs relating to pre-closing
environmental conditions and certain other items. We are unable to assess the potential number of future claims that may be asserted under these indemnifications, nor the amounts thereof (if any). As a result, we cannot estimate the maximum potential amount of future payments under these indemnities. To the extent that claims have been made under these indemnities and/or are probable and reasonably estimable, liabilities associated with these indemnities are included in the environmental liability disclosure in Note 10.
Note 12 – Debt
On May 1, 2024, we issued $10,000 of fixed-rate senior notes consisting of $1,000 due May 1, 2027 that bear an annual interest rate of 6.259%, $1,500 due May 1, 2029 that bear an annual interest rate of 6.298%, $1,000 due May 1, 2031 that bear an annual interest rate of 6.388%, $2,500 due May 1, 2034 that bear an annual interest rate of 6.528%, $2,500 due May 1, 2054 that bear an annual interest rate of 6.858%, and $1,500 due May 1, 2064 that bear an annual interest rate of 7.008%. The notes are unsecured senior obligations and rank equally in right of payment with our existing and future unsecured and unsubordinated indebtedness.
On May 15, 2024, we entered into a $4,000 five-year revolving credit agreement expiring in May 2029. Effective May 15, 2024, we terminated the $800
364-day
revolving credit agreement expiring in August 2024, and the $3,200 five-year revolving credit agreement, as amended, expiring in October 2024. Our $3,000 three-year revolving credit agreement expiring in August 2025 and $3,000 five-year revolving credit agreement expiring in August 2028 each remain in effect. As of June 30, 2024, we had $10,000 available under credit line agreements. We continue to be in full compliance with all covenants contained in our debt and credit facility agreements.

Note 13 – Postretirement Plans
The components of net periodic benefit (income)/cost were as follows:

	Six months ended June 30		Three months ended June 30
Pension Plans	2024	2023	2024	2023
Service cost	$3	$2	$1	$1
Interest cost	1,318	1,410	659	$705
Expected return on plan assets	(1,656)	(1,720)	(827)	(859)
Amortization of prior service credits	(41)	(41)	(21)	(21)
Recognized net actuarial loss	134	83	67	41

Net periodic benefit income	($242)	($266)	($121)	($133)

Net periodic benefit cost included in Loss from operations	$3	$2	$1	$1
Net periodic benefit income included in Other income, net	(245)	(268)	(122)	($134)

Net periodic benefit income included in Loss before income taxes	($242)	($266)	($121)	($133)

	Six months ended June 30		Three months ended June 30
Other Postretirement Plans	2024	2023	2024	2023
Service cost	25	$24	$13	$12
Interest cost	62	74	31	37
Expected return on plan assets	(6)	(4)	(4)	(2)
Amortization of prior service credits	(5)	(11)	(2)	(5)
Recognized net actuarial gain	(88)	(88)	(44)	(44)

Net periodic benefit income	($12)	($5)	($6)	($2)

Net periodic benefit cost included in Loss from operations	23	$31	$12	$16
Net periodic benefit income included in Other income, net	(37)	(29)	(19)	(14)

Net periodic benefit (income)/cost included in Loss before income taxes	($14)	$2	($7)	$2

Note 14 – Share-Based Compensation and Other Compensation Arrangements
Restricted Stock Units
On February 20 and March 11, 2024, we granted 2,008,499 restricted stock units (RSU) to our executives and 125,432 RSUs to our executive officers as part of our long-term incentive program. The RSUs granted under this program have a grant date fair value of $204.15 and $192.94 per unit. The RSUs granted under this program will generally vest and settle in common stock (on a one-for-one
basis) on the third anniversary of the grant date. If an executive terminates employment because of retirement, layoff, disability, or death, the executive (or beneficiary) may receive some or all of their stock units depending on certain age and service conditions. In all other cases, the RSUs will not vest and all rights to the stock units will terminate.
Performance Restricted Stock Units
On March 11, 2024, we granted 153,306 performance restricted stock units (PRSU) to our executive officers as part of our long-term incentive program that will result in that number of PRSUs being paid out if the target performance metric is achieved. The PRSUs granted under this program have a grant date fair value of $192.94 per unit. The award payout can range from 0% to 200% of the initial PRSU grant based on cumulative free cash flow achievement over the period January 1, 2024 through December 31, 2026 as compared to the target set at the start of the performance period, as well as the achievement of certain safety goals. The PRSUs granted under this program will vest at the payout amount determined on the third anniversary of the grant date and settle in common stock (on a one-for-one
basis). If an executive terminates employment because of retirement, layoff, disability, or death, the executive (or beneficiary) remains eligible under the award and, if the award is earned, may receive some or all of their stock units depending on certain age and service conditions. In all other cases, the PRSUs will not vest and all rights to the stock units will terminate.
Note 15 – Shareholders’ Equity
Accumulated Other Comprehensive Loss
Changes in Accumulated other comprehensive loss (AOCI) by component for the six and three
months ended June 30, 2024 and 2023, were as follows:

	Currency Translation Adjustments	Unrealized Gains and Losses on Certain Investments	Unrealized Gains and Losses on Derivative Instruments	Defined Benefit Pension Plans & Other Postretirement Benefits		Total(1)
Balance at January 1, 2023	($167)		($24)	($9,359)		($9,550)

Other comprehensive income/(loss) before reclassifications	10		(25)	(6)		(21)
Amounts reclassified from AOCI			(2)	(44	)(2)	(46)

Net current period Other comprehensive income/(loss)	10		(27)	(50)		(67)

Balance at June 30, 2023	($157)		($51)	($9,409)		($9,617)

Balance at January 1, 2024	($134)	$2	$12	($10,185)		($10,305)

Other comprehensive loss before reclassifications	(24)		(76)	(13	) (2)	(113)
Amounts reclassified from AOCI			26			26

Net current period Other comprehensive loss	(24)		(50)	(13)		(87)

Balance at June 30, 2024	($158)	$2	($38)	($10,198)		($10,392)

Balance at March 31, 2023	($151)		($11)	($9,388)		($9,550)

Other comprehensive (loss)/income before reclassifications	(6)		(43)	1		(48)
Amounts reclassified from AOCI			3	(22	)(2)	(19)

Net current period Other comprehensive loss	(6)		(40)	(21)		(67)

Balance at June 30, 2023	($157)		($51)	($9,409)		($9,617)

Balance at March 31, 2024	($169)	$2	($46)	($10,199)		($10,412)

Other comprehensive income/(loss) before reclassifications	11		(11)	1	(2)	1
Amounts reclassified from AOCI			19			19

Net current period Other comprehensive income	11		8	1		20

Balance at June 30, 2024	($158)	$2	($38)	($10,198)		($10,392)

(1)	Net of tax.
(2)
Primarily relates to the amortization of prior service credits and actuarial losses/(gains) included in net periodic benefit cost for the six and three months ended June 30, 2024 totaling $0 and $0 (net of tax of $0 and $0), and ($44) and ($22) (net of tax of $13 and $7) for the same periods in prior year.

Note 16 – Derivative Financial Instruments
Cash Flow Hedges
Our cash flow hedges include foreign currency forward contracts, commodity swaps and commodity purchase contracts. We use foreign currency forward contracts to manage currency risk associated with certain expected sales and purchases through 2031. We use commodity derivatives, such as fixed-price purchase commitments and swaps to hedge against potentially unfavorable price changes for commodities used in production. Our commodity contracts hedge forecasted transactions through 2028.
Derivative Instruments Not Receiving Hedge Accounting Treatment
We have entered into agreements to purchase and sell aluminum to address long-term strategic sourcing objectives and
non-U.S.
business requirements. These agreements are derivative instruments for accounting purposes. The quantities of aluminum in these agreements offset and are priced at prevailing market prices. We also hold certain foreign currency forward contracts and commodity swaps which do not qualify for hedge accounting treatment.
Notional Amounts and Fair Values
The notional amounts and fair values of derivative instruments in the Condensed Consolidated Statements of Financial Position were as follows:

	Notional amounts(1)		Other assets		Accrued liabilities
	June 30 2024	December 31 2023	June 30 2024	December 31 2023	June 30 2024	December 31 2023
Derivatives designated as hedging instruments:
Foreign exchange contracts	$4,524	$4,120	$48	$85	($89)	($63)
Commodity contracts	449	514	74	83	(5)	(8)
Derivatives not receiving hedge accounting treatment:
Foreign exchange contracts	253	254	3	1	(20)	(32)
Commodity contracts	63	115				(2)

Total derivatives	$5,289	$5,003	$125	$169	($114)	($105)
Netting arrangements			(47)	(47)	47	47

Net recorded balance			$78	$122	($67)	($58)

(1)	Notional amounts represent the gross contract/notional amount of the derivatives outstanding.

(Losses)/gains associated with our hedging transactions and forward points recognized in Other comprehensive (loss)/income are presented in the following table:

	Six months ended June 30		Three months ended June 30
	2024	2023	2024	2023
Recognized in Other comprehensive (loss)/income, net of taxes:
Foreign exchange contracts	($75)	$11	($18)	$1
Commodity contracts	(1)	(36)	7	(44)

(Losses)/gains associated with our hedging transactions and forward points reclassified from AOCI to earnings are presented in the following table:

	Six months ended June 30		Three months ended June 30
	2024	2023	2024	2023
Foreign exchange contracts
Costs and expenses	($12)	(6)	($5)	($4)
General and administrative expense	(13)	(23)	(9)	(12)

Commodity contracts
Costs and expenses	(12)	27	(12)	$10
General and administrative expense	3	5	$1	3

Gains/(losses) related to undesignated derivatives on foreign exchange and commodity cash flow hedging transactions recognized in Other income, net were insignificant for the six and three months ended June 30, 2024 and 2023.
Based on our portfolio of cash flow hedges, we expect to reclassify losses of $37
(pre-tax)
out of AOCI into earnings during the next 12 months.
We have derivative instruments with credit-risk-related contingent features. If we default on our five-year credit facilities, our derivative counterparties could require settlement for foreign exchange and certain commodity contracts with original maturities of at least five years. The fair value of those contracts in a net liability position at June 30, 2024 was $11. For other particular commodity contracts, our counterparties could require collateral posted in an amount determined by our credit ratings. At June 30, 2024, there was no collateral posted related to our derivatives.
Note 17 – Fair Value Measurements
The fair value hierarchy has three levels based on the reliability of the inputs used to determine fair value. Level 1 refers to fair values determined based on quoted prices in active markets for identical assets. Level 2 refers to fair values estimated using significant other observable inputs, and Level 3 includes fair values estimated using significant unobservable inputs. The following table presents our assets and liabilities that are measured at fair value on a recurring basis and are categorized using the fair value hierarchy.

	June 30, 2024			December 31, 2023
	Total	Level 1	Level 2	Total	Level 1	Level 2
Assets
Money market funds	$2,101	$2,101		$1,514	$1,514
Available-for-sale debt investments:
Commercial paper	251		$251	291		$291
Corporate notes	247		247	183		183
U.S. and local government agencies	17		17	25		25
Other equity investments	57	57		44	44
Derivatives	78		78	122		122

Total assets	$2,751	$2,158	$593	$2,179	$1,558	$621

Liabilities
Derivatives	($67)		($67)	($58)		($58)
Other	(17)		(17)

Total liabilities	($84)		($84)	($58)		($58)

Money market funds,
available-for-sale
debt investments and equity securities are valued using a market approach based on the quoted market prices or broker/dealer quotes of identical or comparable instruments.
Derivatives include foreign currency and commodity contracts. Our foreign currency forward contracts are valued using an income approach based on the present value of the forward rate less the contract rate multiplied by the notional amount. Commodity derivatives are valued using an income approach based on the present value of the commodity index prices less the contract rate multiplied by the notional amount.
Certain assets have been measured at fair value on a nonrecurring basis. The following table presents the nonrecurring losses recognized for the six months ended June 30 due to long-lived asset impairment and the fair value of the related assets as of the impairment date:

	2024		2023
	Fair Value	Total Losses	Fair Value	Total Losses
Investments		($17)		($11)
Operating lease equipment	$15	(5)
Property, plant and equipment		(9)
Other assets		(3)		(1)

Total	$15	($34)		($12)

Level 3 Investments and Other assets were primarily valued using an income approach based on the discounted cash flows associated with the underlying assets. Level 2 Property, plant and equipment were valued based on a third-party valuation using a combination of income and market approaches and adjusted for as-is
condition. These approaches considered estimates of net operating income, capitalization rates, and/or comparable property sales. Level 3 operating lease equipment is valued by calculating a median collateral value from a consistent group of third-party aircraft value publications. The values provided by the third-party aircraft publications are derived from their knowledge of market trades and other market factors. Management reviews the publications quarterly to assess the continued appropriateness and consistency with market trends. Under certain circumstances, we adjust values based on the attributes and condition of the specific aircraft or equipment, usually when the features or use of the aircraft vary significantly from the more generic aircraft attributes covered by third-party publications, or on the expected net sales price for the aircraft.

For Level 3 assets that were measured at fair value on a nonrecurring basis during the period ended June 30, 2024, the following table presents the fair value of those assets as of the measurement date, valuation techniques and related unobservable inputs of those assets.

	Fair Value	Valuation Technique	Unobservable Input	Range Median or Average
Operating lease equipment	$15	Market approach	Aircraft value publications Aircraft condition adjustments	$21 – $27(1) Median $23 ($8) – $0(2) Net ($8)

(1)
The range represents the sum of the highest and lowest values for all aircraft subject to fair value measurement, according to the third-party aircraft valuation publications that we use in our valuation process.

(2)
The negative amount represents the sum, for all aircraft subject to fair value measurement, of all downward adjustments based on consideration of individual aircraft attributes and condition. The positive amount represents the sum of all such upward adjustments.

Fair Value Disclosures
The fair values and related carrying values of financial instruments that are not required to be remeasured at fair value on the Condensed Consolidated Statements of Financial Position were as follows:

	June 30, 2024
	Carrying Amount	Total Fair Value	Level 1	Level 2	Level 3
Assets
Notes receivable, net	$760	$778		$766	$12
Liabilities
Debt, excluding finance lease obligations	(57,669)	(53,642)		(53,642)

	December 31, 2023
	Carrying Amount	Total Fair Value	Level 1	Level 2	Level 3
Assets
Notes receivable, net	$257	$270		$270
Liabilities
Debt, excluding finance lease obligations	(52,055)	(51,039)		(51,039)

The fair value of notes receivables classified as Level 2 is estimated with discounted cash flow analysis using interest rates currently offered on loans with similar terms to borrowers of similar credit quality. The fair value of notes receivables classified as Level 3 is based on our best estimate using available counterparty financial data. The fair value of our debt that is traded in the secondary market is classified as Level 2 and is based on current market yields. For our debt that is not traded in the secondary market, the fair value is classified as Level 2 and is based on our indicative borrowing cost derived from dealer quotes or discounted cash flows. With regard to other financial instruments with off-balance
sheet risk, it is not practicable to estimate the fair value of our indemnifications and financing commitments because the amount and timing of those arrangements are uncertain. Items not included in the above disclosures include cash, restricted cash, time deposits and other deposits, commercial paper, money market funds, Accounts receivable, Unbilled receivables, Other current assets, Accounts payable and long-term payables. The carrying values of those items, as
reflected in

the Condensed Consolidated Statements of Financial Position, approximate their fair value at June 30, 2024 and December 31, 2023. The fair value of assets and liabilities whose carrying value approximates fair value is determined using Level 2 inputs, with the exception of cash (Level 1).
Note 18 – Legal Proceedings
Various legal proceedings, claims and investigations related to products, contracts, employment and other matters are pending against us. In addition, we are subject to various government inquiries and investigations from which civil, criminal or administrative proceedings could result or have resulted in the past. Such proceedings involve or could involve claims by the government for fines, penalties, compensatory and treble damages, restitution and/or forfeitures. Under U.S. government regulations, a company, or one or more of its operating divisions or subdivisions, can also be suspended or debarred from government contracts, have certain of its production certificates suspended or revoked, or lose its export privileges, based on the results of investigations. We believe, based upon current information, that the outcome of any currently pending legal proceeding, claim, or government dispute, inquiry or investigation will not have a material effect on our financial position, results of operations or cash flows. With respect to the matters set forth below, we cannot reasonably estimate a range of loss in excess of recorded amounts, if any.
Multiple legal actions and inquiries were initiated as a result of the October 29, 2018 accident of Lion Air Flight 610 and the March 10, 2019 accident of Ethiopian Airlines Flight 302. On January 7, 2021, we entered into a Deferred Prosecution Agreement (DPA) with the U.S. Department of Justice (the Department) relating to the Department’s investigation into us regarding the evaluation of the 737 MAX by the Federal Aviation Administration (the Investigation). Among other obligations, the DPA includes a three-year reporting period, which ended earlier this year. On May 14, 2024, the Department notified us of its determination that we did not fulfill our obligations under the DPA and that the Department would not move to dismiss the information. On July 24, 2024, we and the Department filed a plea agreement with the U.S. District Court for the Northern District of Texas (the Court) to resolve the Investigation. If approved by the Court, under the terms of the agreement, Boeing would agree to plead guilty to the charge that was the basis for the DPA; would pay an additional fine of $244; would commit to invest at least $455 in compliance, quality and safety programs over a three-year period; and would agree to the appointment of an independent compliance monitor for three years. We are actively engaging with the U.S. Department of Defense regarding potential impacts on our business with the U.S. government and are assessing other related risks.
Multiple legal actions were initiated as a result of the January 5, 2024 Alaska Airlines Flight 1282 accident. We are also subject to multiple governmental and regulatory investigations and inquiries relating to the Alaska Airlines Flight 1282 accident and our commercial airplanes business. We cannot reasonably estimate a range of loss, if any, not covered by available insurance that may result given the current status of pending lawsuits, investigations and inquiries related to the 737 program.
During 2019, we entered into agreements with Embraer S.A. (Embraer) to establish joint ventures that included the commercial aircraft and services operations of Embraer, of which we were expected to acquire an 80 percent ownership stake for $4,200, as well as a joint venture to promote and develop new markets for the
C-390
Millennium. In 2020, we exercised our contractual right to terminate these agreements based on Embraer’s failure to meet certain required closing conditions. Embraer has disputed our right to terminate the agreements, and the dispute is currently in arbitration, which we currently expect to be resolved in the third quarter of 2024.
Note 19 – Segment and Revenue Information
Our primary profitability measurement to review segment operating results is Loss from operations. We operate in three reportable segments: BCA, BDS, and BGS. All other activities fall within

Unallocated items, eliminations and other. See page F-70 for the Summary of Business Segment Data, which is an integral part of this note.
BCA develops, produces and markets commercial jet aircraft principally to the commercial airline industry worldwide. Revenue on commercial aircraft contracts is recognized at the point in time when an aircraft is completed and accepted by the customer.
BDS engages in the research, development, production and modification of the following products and related services: manned and unmanned military aircraft and weapons systems, surveillance and engagement, strategic defense and intelligence systems, satellite systems and space exploration. BDS revenue is generally recognized over the contract term (over time) as costs are incurred
.
BGS provides parts, maintenance, modifications, logistics support, training, data analytics and information-based services to commercial and government customers worldwide. BGS segment revenue and costs include certain products and services
provided to other segments. Revenue on commercial spare parts contracts is recognized at the point in time when a spare part is delivered to the customer. Revenue on other contracts is generally recognized over the contract term (over time) as costs are incurred.
The following tables present BCA, BDS and BGS revenues from contracts with customers disaggregated in a number of ways, such as geographic location, contract type and the method of revenue recognition. We believe these best depict how the nature, amount, timing and uncertainty of our revenues and cash flows are affected by economic factors.
BCA revenues by customer location consisted of the following:

(Dollars in millions)	Six months ended June 30		Three months ended June 30
	2024	2023	2024	2023
Revenue from contracts with customers:
Europe	$1,547	$3,393	$777	$2,038
Asia	4,393	2,355	2,280	1,549
Middle East	1,174	1,466	406	750
Other non-U.S.	754	1,082	344	729

Total non-U.S. revenues	7,868	8,296	3,807	5,066
United States	3,158	7,175	2,173	3,740
Estimated potential concessions and other considerations to 737 MAX customers, net of insurance recoveries	(443)	26		26

Total revenues from contracts with customers	10,583	15,497	5,980	8,832
Intersegment revenues eliminated on consolidation	73	47	23	8

Total segment revenues	$10,656	$15,544	$6,003	$8,840

Revenue recognized on fixed-price contracts	100%	100%	100%	100%
Revenue recognized at a point in time	99%	99%	99%	99%

BDS revenues on contracts with customers, based on the customer’s location, consisted of the following:

(Dollars in millions)	Six months ended June 30		Three months ended June 30
	2024	2023	2024	2023
Revenue from contracts with customers:
U.S. customers	$9,963	$10,338	$4,519	$5,028
Non-U.S. customers(1)	3,008	2,368	1,502	1,139

Total segment revenue from contracts with customers	$12,971	$12,706	$6,021	$6,167

Revenue recognized over time	99%	99%	99%	99%
Revenue recognized on fixed-price contracts	55%	59%	52%	57%
Revenue from the U.S. government (1)	90%	90%	89%	90%

(1)	Includes revenues earned from foreign military sales through the U.S. government.
BGS revenues consisted of the following:

(Dollars in millions)	Six months ended June 30		Three months ended June 30
	2024	2023	2024	2023
Revenue from contracts with customers:
Commercial	$5,900	$5,419	$2,900	$2,703
Government	3,829	3,874	1,895	1,948

Total revenues from contracts with customers	9,729	9,293	4,795	4,651
Intersegment revenues eliminated on consolidation	205	173	94	95
Total segment revenues	$9,934	$9,466	$4,889	$4,746

Revenue recognized at a point in time	53%	51%	53%	51%
Revenue recognized on fixed-price contracts	87%	87%	87%	87%
Revenue from the U.S. government(1)	28%	31%	27%	31%

(1)	Includes revenues earned from foreign military sales through the U.S. government.
Backlog
Our total backlog includes contracts that we and our customers are committed to perform. The value in backlog represents the estimated transaction prices on performance obligations to our customers for which work remains to be performed. Backlog is converted into revenue, primarily based on the cost incurred or at delivery and acceptance of products, depending on the applicable revenue recognition model.
Our backlog at June 30, 2024 was $515,874. We expect approximately 24% to be converted to revenue through 2025 and approximately 69% through 2028, with the remainder thereafter. There is significant uncertainty regarding the timing of when backlog will convert into revenue. We may experience reductions to backlog and/or significant order cancellations due to production disruptions, and/or further delays to entry into service of the 777X,
737-7
and/or
737-10.
Unallocated Items, Eliminations and Other
Unallocated items, eliminations and other include common internal services that support Boeing’s global business operations and eliminations of certain sales between segments. We generally allocate costs to business segments based on the U.S. Government Cost Accounting Standards (CAS). Components of Unallocated items, eliminations and other (expense)/income are shown in the following table.

	Six months ended June 30		Three months ended June 30
	2024	2023	2024	2023
Share-based plans	$53	($38)	$43	$14
Deferred compensation	(49)	(96)	(19)	(42)
Amortization of previously capitalized interest	(46)	(47)	(23)	(24)
Research and development expense, net	(188)	(149)	(99)	(73)
Eliminations and other unallocated items	(716)	(466)	(536)	(211)

Unallocated items, eliminations and other	($946)	($796)	($634)	($336)

Eliminations and other unallocated items for the six and three months ended June 30, 2024 includes an earnings charge of $244 that reflects a fine that would be paid if an agreement with the U.S. Department of Justice is approved by the federal district court. For additional discussion, see Note 18 to our Condensed Consolidated Financial Statements.
Pension and Other Postretirement Benefit Expense
Pension costs are allocated to BDS and BGS businesses supporting government customers using CAS, which employ different actuarial assumptions and accounting conventions than GAAP. These costs are allocable to government contracts. Other postretirement benefit costs are allocated to business segments based on CAS, which is generally based on benefits paid. FAS/CAS service cost adjustment represents the difference between the Financial Accounting Standards (FAS) pension and postretirement service costs calculated under GAAP and costs allocated to the business segments.
Non-operating
pension and postretirement expenses represent the components of net periodic benefit costs other than service cost. These expenses are included in Other income, net. Components of FAS/CAS service cost adjustment are shown in the following table:

	Six months ended June 30		Three months ended June 30
	2024	2023	2024	2023
Pension FAS/CAS service cost adjustment	$460	$445	$230	$222
Postretirement FAS/CAS service cost adjustment	144	137	72	69

FAS/CAS service cost adjustment	$604	$582	$302	$291

Assets
Segment assets are summarized in the table below:

	June 30 2024	December 31 2023
Commercial Airplanes	$83,478	$77,047
Defense, Space & Security	16,239	14,921
Global Services	16,473	16,193
Unallocated items, eliminations and other	26,530	28,851

Total	$142,720	$137,012

Assets included in Unallocated items, eliminations and other primarily consist of Cash and cash equivalents, Short-term and other investments, tax assets, capitalized interest and assets managed centrally on behalf of the three principal business segments and intercompany eliminations.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Board of Directors and Shareholders of
The Boeing Company
Arlington, Virginia
Results of Review of Interim Financial Information
We have reviewed the accompanying condensed consolidated statement of financial position of The Boeing Company and subsidiaries (the “Company”) as of June 30, 2024, the related condensed consolidated statements of operations, comprehensive income, and equity for the three-month and six-month
periods ended June 30, 2024 and 2023, and of cash flows for the six-month
periods ended June 30, 2024 and 2023, and the related notes (collectively referred to as the “condensed consolidated interim financial information”). Based on our reviews, we are not aware of any material modifications that should be made to the accompanying condensed consolidated interim financial information for it to be in conformity with accounting principles generally accepted in the United States of America.
We have previously audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated statement of financial position of the Company as of December 31, 2023, and the related consolidated statements of operations, comprehensive income, equity, and cash flows for the year then ended (not presented herein); and in our report dated January 31, 2024, we expressed an unqualified opinion on those consolidated financial statements. In our opinion, the information set forth in the accompanying condensed consolidated statement of financial position as of December 31, 2023, is fairly stated, in all material respects, in relation to the consolidated statement of financial position from which it has been derived.
Basis for Review Results
This condensed consolidated interim financial information is the responsibility of the Company’s management. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our reviews in accordance with standards of the PCAOB. A review of interim financial information consists principally of applying analytical procedures and making inquiries of persons responsible for financial and accounting matters. It is substantially less in scope than an audit conducted in accordance with the standards of the PCAOB, the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.
/s/ Deloitte & Touche LLP
Chicago, Illinois
July 31, 2024

Annex A

AGREEMENT AND PLAN OF MERGER

among

SPIRIT AEROSYSTEMS HOLDINGS, INC.,

THE BOEING COMPANY

and

SPHERE ACQUISITION CORP.

Dated June 30, 2024

A-i

A-ii

A-iii

AGREEMENT AND PLAN OF MERGER

AGREEMENT AND PLAN OF MERGER (this “Agreement”), dated June 30, 2024, among Spirit AeroSystems Holdings, Inc., a Delaware corporation (the “Company”), The Boeing Company, a Delaware corporation (“Parent”), and Sphere Acquisition Corp., a Delaware corporation and wholly owned direct subsidiary of Parent (“Merger Sub” and, together with the Company and Parent, the “Parties” and each, a “Party”).

RECITALS

WHEREAS, each of the Company Board, the Parent Board, and the board of directors of Merger Sub has (among other things) duly approved this Agreement and the transactions contemplated by this Agreement (the “Transactions”).

NOW, THEREFORE, in witness whereof and in consideration for the several representations, warranties, covenants and agreements set forth in this Agreement, each Party, intending to be legally bound, agrees as follows:

ARTICLE I

Merger and Surviving Corporation

1.1. Closing and Certificate of Merger. The Closing shall take place via the exchange of electronic documents and executed signature pages and the electronic transfer of funds on the third (3rd) Business Day following the satisfaction or waiver of the conditions set forth in Article VI (other than those conditions that by their nature are to be satisfied at the Closing, but subject to the satisfaction or waiver thereof at the Closing), or at such other date, time or place as the Company and Parent may mutually agree in writing. On the Closing Date, the Parties shall cause the Certificate of Merger to be duly executed and filed with the Secretary of State of the State of Delaware, and pay any Taxes and fees and make all other filings required under the DGCL in connection with the Merger.

1.2. Effective Time and Merger. At the time when the Certificate of Merger is filed with the Secretary of State of the State of Delaware, or such later effective date and time for the Merger as may be agreed to by the Parties and specified therein (such date and time, the “Effective Time”), Merger Sub shall be merged with and into the Company (the “Merger”), the separate corporate existence of Merger Sub shall thereupon cease, and the Company shall be the surviving corporation in the Merger (sometimes referred to herein as the “Surviving Corporation”).

1.3. The Surviving Corporation’s Governing Documents.

(a) The certificate of incorporation of the Company, as in effect immediately prior to the Effective Time, shall be amended and restated in its entirety as set forth on Exhibit A hereto and, as so amended and restated, shall be the certificate of incorporation of the Surviving Corporation, until thereafter amended as provided by Law and such certificate of incorporation and, in each case, subject to Section 5.10.

(b) The bylaws of the Company, as in effect immediately prior to the Effective Time, shall be amended and restated in their entirety as set forth on Exhibit B hereto and, as so amended and restated, shall be the bylaws of the Surviving Corporation until thereafter amended as provided by Law, the certificate of incorporation of the Surviving Corporation and such bylaws and, in each case, subject to Section 5.10.

1.4. Directors and Officers of the Surviving Corporation. The directors of Merger Sub immediately prior to the Effective Time shall be the directors of the Surviving Corporation as of the Effective Time, and the officers of the Company immediately prior to the Effective Time shall be the officers of the Surviving Corporation as of the Effective Time, in each case until their respective successors have been duly elected or appointed and qualified or until their earlier death, resignation or removal pursuant to the governing documents of the Surviving Corporation or applicable Law.

ARTICLE II

Effect of the Merger on Capital Stock; Delivery of Merger Consideration

2.1. Effect of the Merger on Capital Stock. At the Effective Time, by virtue of the Merger and without any action on the part of any Person:

(a) Each Eligible Share shall immediately be converted into the right to receive a number of shares of Parent Common Stock equal to the Exchange Ratio (the “Per Share Merger Consideration”), shall be automatically cancelled and shall cease to exist, and each Certificate and each Book-Entry Share shall thereafter only represent the right to receive the Per Share Merger Consideration in accordance with the terms of this Agreement;

(b) Each Excluded Share shall immediately be cancelled and shall cease to exist, without payment of any consideration therefor; and

(c) Each share of common stock of Merger Sub, no par value, issued and outstanding immediately prior to the Effective Time shall be converted into one share of common stock of the Surviving Corporation, par value $0.01 per share, and shall constitute the only outstanding shares of capital stock of the Surviving Corporation as of immediately after the Effective Time.

2.2. Delivery of Merger Consideration.

(a) Deposit of Merger Consideration and Exchange Agent. No later than ten (10) days prior to the Effective Time, Parent shall appoint an Exchange Agent to act as the agent for the purpose of exchanging Certificates and Book-Entry Shares for the Per Share Merger Consideration pursuant to Section 2.1(a) and Section 2.4, as applicable. On the Closing Date, Parent shall deposit, or cause to be deposited, with the Exchange Agent, an aggregate number of shares of Parent Common Stock to be issued in non-certificated book-entry form sufficient to deliver the number of shares of Parent Common Stock required to be delivered in respect of the Eligible Shares pursuant to Section 2.1(a) and an aggregate amount of cash, in immediately available funds, sufficient to deliver the amounts required to be delivered in respect of Eligible Shares pursuant to Section 2.4 (such shares of Parent Common Stock and cash amounts, the “Exchange Fund”). If for any reason (including losses) the Exchange Fund is insufficient to pay the amounts owed to holders of the Eligible Shares entitled to such payment under Section 2.1(a) and Section 2.4, as applicable, Parent shall immediately deposit, or shall cause to be deposited additional shares of Parent Common Stock or cash, as applicable, with the Exchange Agent for the Exchange Fund in an amount that is equal to any such deficiency. The Exchange Fund shall not be used for any purpose other than to fund payments pursuant to Section 2.1(a) and Section 2.4, as applicable.

(b) Procedures for Surrender. Parent shall instruct, and use reasonable best efforts to cause, the Exchange Agent to send, no later than the third (3rd) Business Day following the Effective Time, to each holder of record of a Certificate whose shares were converted into the right to receive the Per Share Merger Consideration pursuant to Section 2.1(a) and, if reasonably deemed customary and necessary by the Exchange Agent, to each holder of record of Book-Entry Shares whose shares were converted into the right to receive the Per Share Merger Consideration pursuant to Section 2.1(a): (i) notice advising such holders of the effectiveness of the Merger and (ii) customary transmittal materials and instructions for surrendering such Certificates (or affidavits of loss in lieu of such Certificates, as provided in Section 2.2(f)) and, if reasonably deemed customary and necessary by the Exchange Agent, such Book-Entry Shares to the Exchange Agent, in exchange for the Per Share Merger Consideration that such holder is entitled to receive pursuant to this Article II and any cash in lieu of fractional shares to which such holder is entitled pursuant to Section 2.4. Such materials shall specify that delivery shall be effected, and risk of loss and title to the Certificates shall pass, only upon proper delivery of the Certificates (or affidavits of loss in lieu of the Certificates, as provided in Section 2.2(f)) to the Exchange Agent. Notwithstanding anything to the contrary set forth in this Agreement, unless otherwise reasonably deemed customary and necessary by the Exchange Agent, no holder of Book-Entry Shares whose shares were converted into the right to receive the Per Share Merger Consideration pursuant to Section 2.1(a) shall be required to deliver a Certificate or letter of transmittal in respect of such Book-Entry Shares or surrender such Book-Entry Shares to the Exchange Agent. In lieu thereof, unless additional procedures are reasonably deemed customary and necessary by the Exchange Agent, each such Book-Entry Share shall automatically, upon the Effective Time, be entitled to receive, and Parent shall instruct, and use reasonable best efforts to cause, the Exchange Agent to pay and deliver in exchange therefor, no later than the third (3rd) Business Day following the Effective Time, the Per Share Merger Consideration that such holder is entitled to receive pursuant to this Article II and any cash in lieu of fractional shares to which such holder is entitled pursuant to Section 2.4, and such Book-Entry Shares shall be cancelled. At the Effective Time, the stock transfer books of the Company will be closed, and thereafter no further registration of transfers of shares of Company Common Shares will be made on the records of the Company. From and after the Effective Time, each Certificate, until so surrendered, and each Book-Entry Share, until paid, shall evidence only the right to receive the Per Share Merger Consideration that the holder of such Certificate or Book-Entry Share, as applicable, is entitled to receive pursuant to this Article II, including any cash in lieu of fractional shares to which such holder is entitled pursuant to Section 2.4.

(c) Transfers of Ownership. If any portion of the aggregate Per Share Merger Consideration is to be paid to a Person other than the Person in whose name the Certificate(s) is registered, the Exchange Agent shall make such payment if (i) the Certificate(s) are properly endorsed or otherwise in proper form for transfer and surrender, and (ii) the Person requesting such payment provides evidence that any applicable transfer Taxes have been paid or are not applicable, in each case in form and substance reasonably satisfactory to Parent and the Exchange Agent. Payment of the Per Share Merger Consideration with respect to Book-Entry Shares shall only be made to the Person in whose name such Book-Entry Shares are registered in the stock transfer books of the Company.

(d) No Interest. No interest shall be paid or accrued on any amount payable upon the surrender of any Eligible Shares.

(e) Termination of Exchange Fund. Any portion of the Exchange Fund (including any interest and other income resulting from any investments thereof (if any)) that remains unclaimed by the holders of Eligible Shares on the date that is twelve (12) months after the Closing Date shall be delivered to Parent or its designee. Any holder of Eligible Shares who has not theretofore complied with the surrender procedures set forth in this Section 2.2, as applicable, shall thereafter look only to the Surviving Corporation for such payments.

(f) Lost, Stolen or Destroyed Certificates. If any Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the Person claiming such Certificate to be lost, stolen or destroyed and, if required by Parent or the Exchange Agent pursuant to the Exchange Agent Agreement, the posting by such Person of a bond in a customary amount and upon such terms as may be reasonably required by Parent or the Exchange Agent as indemnity against any claim that may be made against it or the Surviving Corporation with respect to such Certificate, the Exchange Agent shall, in exchange for such Certificate, pay the aggregate Per Share Merger Consideration to be paid in respect of the Eligible Shares represented by such Certificate pursuant to this Article II and any cash in lieu of fractional shares payable in respect of such Certificate pursuant to Section 2.4.

(g) Withholding Rights. Each of the Company, Parent, the Surviving Corporation and the Exchange Agent (and any of their respective Affiliates), as applicable and without duplication, shall be entitled to deduct and withhold from any amounts otherwise payable pursuant to this Agreement to any Person such amounts as are required to be deducted and withheld therefrom under any applicable Tax Law. To the extent that amounts are so deducted and withheld and paid over to or deposited with the relevant Governmental Entity, such amounts shall be treated for all purposes of this Agreement as having been paid to the Person in respect of which such deduction and withholding was made; provided that the Parties agree that, absent a change in applicable Law, no withholding is expected to be made under Section 1445 of the Code with respect to the amounts payable under this Agreement. Prior to any deduction and withholding by Parent or the Exchange Agent, with respect to the Per Share Merger Consideration payable in respect of Eligible Shares, Parent shall, and shall instruct and use reasonable best efforts to cause the Exchange Agent to, provide the Company and the applicable holder of such Eligible Shares a reasonable opportunity to provide any required certifications or other documentation to reduce or eliminate any such deduction or withholding. Parent, the Company, the Surviving Corporation and the Exchange Agent (or any of their respective Affiliates), as applicable, shall pay, or shall cause to be paid, all amounts deducted and withheld pursuant to this Section 2.2(g) to the appropriate Taxing Authority within the period required under applicable Tax Law. Notwithstanding anything to the contrary herein, any compensatory amounts subject to payroll reporting and withholding that are payable pursuant to or as contemplated by this Agreement shall be payable in accordance with the applicable payroll procedures of the Company.

(h) Cooperation of Transfer Agent. The Company shall instruct and use reasonable best efforts to cause any Person providing transfer agent services to the Company to reasonably cooperate with Parent and the Exchange Agent in connection with the Transactions.

2.3. Treatment of Company Equity Awards.

(a) Company RSUs. At the Effective Time, each outstanding restricted stock unit (a “Company RSU”) under the Stock Plans that is not a Specified Award shall automatically, and without any required action on the part of the holder thereof, cease to represent a restricted stock unit denominated in shares of Company Common Stock and shall be converted into a restricted stock unit denominated in shares of Parent Common Stock (a “Parent Stock-Based RSU”). The number of shares of Parent Common Stock subject to each such Parent Stock-Based RSU shall be equal to the product (rounded to the nearest whole number) of (i) the total number of shares of Company Common Stock subject to such Company RSU immediately prior to the Effective Time multiplied by (ii) the Per Share Merger Consideration. Any accrued but unpaid dividend equivalents with respect to any such Company RSU will be assumed and become an obligation with respect to the applicable Parent Stock-Based RSU. Except as specifically provided above, following the Effective Time, each such Parent Stock-Based RSU shall continue to be governed by the same terms and conditions (including vesting terms) as were applicable to such Company RSU immediately prior to the Effective Time.

(b) Specified Awards. At the Effective Time, each outstanding Specified Award under the Stock Plans, whether vested or unvested, shall, without any required action on the part of the holder thereof, be automatically canceled, retired and shall cease to exist, and the holder thereof shall be entitled to receive (subject to any applicable withholding or other Taxes, or other amounts required to be withheld by applicable Law) the Per Share Merger Consideration multiplied by the number of Shares subject to such Specified Award immediately prior to the Effective Time; provided the number of Shares subject to those Specified Awards that are Company PSUs shall be determined based on the attainment of the applicable performance metrics at the actual level of performance, as reasonably determined by the Company Board or the compensation committee of the Company Board (the “Company Compensation Committee”), as applicable, in the ordinary course of business consistent with past practice and in consultation with Parent (provided, however, that, for the avoidance of doubt, subject to the Company’s compliance with the foregoing, in all cases the Company shall have final decision making authority with respect to any such determinations), with such determination to be made fifteen (15) Business Days prior to the expected Effective Time. The Per Share Merger Consideration and any other amounts payable pursuant to this Section 2.3(b) shall be made by the Surviving Corporation within ten (10) Business Days after the Effective Time; provided that, to the extent that any payment within such time or on such date would trigger a Tax or penalty under Section 409A of the Code, such payment shall be made on the earliest date that payment would not trigger such Tax or penalty; provided, further, that notwithstanding the foregoing, with respect to any Specified Award granted to a non-employee member of the Company Board that constitutes nonqualified deferred compensation subject to Section 409A of the Code and that the Company determines, prior to the Effective Time, is not eligible to be terminated in accordance with Treasury Regulation Section 1.409A-3(j)(4)(ix)(B), such payment will be made at the earliest time permitted under the applicable Stock Plan that will not trigger a Tax or penalty under Section 409A of the Code.

(c) Company PSUs. At the Effective Time, each outstanding performance stock unit (a “Company PSU”) under the Stock Plans that is not a Specified Award shall, automatically and without any required action on the part of the holder thereof, cease to represent a performance stock unit denominated in shares of Company Common Stock and shall be converted into a Parent Stock-Based RSU. The number of shares of Parent Common Stock subject to each such Parent Stock-Based RSU shall be equal to the product (rounded to the nearest whole number) of (i) the total number of shares of Company Common Stock subject to such Company PSU immediately prior to the Effective Time based on the attainment of the applicable performance metrics at the actual level of performance, as reasonably determined by the compensation committee of the Company Board or the Company Compensation Committee, as applicable, in the ordinary course of business consistent with past practice and in consultation with Parent (provided, however, that, for the avoidance of doubt, subject to the Company’s compliance with the foregoing, in all cases the Company shall have final decision making authority with respect to any such determinations), with such determination to be made fifteen (15) Business Days prior to the expected Effective Time, multiplied by (ii) the Per Share Merger Consideration. Except as specifically provided above, following the Effective Time, each such Parent Stock-Based RSU shall continue to be governed by the same terms and conditions (including vesting terms but excluding performance conditions) as were applicable to the applicable Company PSU immediately prior to the Effective Time.

(d) Employee Stock Purchase Plan. As soon as reasonably practicable following the date of this Agreement and in any event prior to the Effective Time, the Company shall take all actions (including obtaining any necessary determinations or resolutions of the Company Board or a committee thereof and, if appropriate, amending the terms of the Company’s Employee Stock Purchase Plan (the “ESPP”)) that may be necessary or required under the ESPP and applicable Laws to (i) ensure that, except for the current offering period under the ESPP that commenced on May 1, 2024 (the “Final Offering”), no offering period shall be authorized or commenced on or after the date of this Agreement, (ii) if the Closing shall occur prior to the end of the Final Offering, each individual participating in the Final Offering shall receive notice of the Transactions no later than five (5) Business Days prior to the Closing Date and shall have an opportunity to terminate his or her outstanding purchase rights under the ESPP, (iii) the Final Offering shall end on the Closing Date, (iv) each ESPP participant’s accumulated contributions under the ESPP shall be used to purchase shares of Company Common Stock in accordance with the ESPP as of the end of the Final Offering, (v) the applicable purchase price for shares of Company Common Stock shall not be decreased below the levels set forth in the ESPP as of the date of this Agreement and (vi) the ESPP shall terminate in its entirety at the Effective Time and no further rights shall be granted or exercised under the ESPP thereafter.

(e) Company Actions. At or prior to the Effective Time, the Company, the Company Board and the Company Compensation Committee, as applicable, shall adopt any resolutions and take any actions that are necessary on the part of the Company to effectuate the treatment of the Company Equity Awards pursuant to this Section 2.3.

(f) Parent Actions. At or prior to the Effective Time, Parent shall take all actions that are necessary for the assumption of the Company Equity Awards pursuant to this Section 2.3. If registration of any plan interests in the Stock Plans or other Company Benefit Plans or the shares of Parent Common Stock issuable thereunder is required under the Securities Act, Parent shall file with the SEC on the Closing Date a registration statement on Form S-8 with respect to such Parent Common Stock, and shall maintain the effectiveness of such registration statement for so long as the relevant Stock Plans remain in effect and such registration of the shares of Parent Common Stock issuable thereunder continues to be required.

2.4. Fractional Shares. Notwithstanding anything in this Agreement to the contrary, no fractional shares of Parent Common Stock will be issued upon the conversion of Eligible Shares pursuant to Section 2.1(a) or upon the settlement of Specified Awards pursuant to Section 2.3(b). All fractional shares of Parent Common Stock that a holder of Eligible Shares or Specified Awards would be otherwise entitled to receive pursuant to Section 2.1(a) or Section 2.3(b), as applicable, but for this Section 2.4, shall be aggregated and such holder shall be entitled to receive a cash payment, without interest, in lieu of any such fractional share, equal to the product (rounded down to the nearest cent) of (a) the amount of such fractional share interest in a share of Parent Common Stock to which such holder would, but for this Section 2.4, be entitled under Section 2.1(a) or Section 2.3(b), as applicable, and (b) the Parent Stock Price. No holder of Eligible Shares or Specified Awards shall be entitled by virtue of the right to receive cash in lieu of fractional shares of Parent Common Stock described in this Section 2.4 to any dividends, voting rights or any other rights in respect of any fractional share of Parent Common Stock. The payment of cash in lieu of fractional shares of Parent Common Stock is not a separately bargained-for consideration but merely represents a mechanical rounding-off of the fractions in the exchange.

2.5. Adjustments. If at any time during the period between the date of this Agreement and the Effective Time, any change in the number or type of shares of Company Common Stock or shares of Parent Common Stock outstanding shall have occurred as a result of any stock split, reverse stock split, stock dividend (including any dividend or distribution of securities convertible into Company Common Stock or Parent Common Stock, as applicable), reorganization, recapitalization, reclassification, combination, exchange of shares or other like change with a record date during such period (but excluding, for the avoidance of doubt, (a) the exchange of any Company Exchange Notes for Shares pursuant to their terms, (b) the exercise or settlement of any Company Equity Awards outstanding as of the date hereof or otherwise granted or issued after the date hereof in compliance with Section 5.1(b) or (c) the exercise or settlement of stock options or other equity awards to purchase Parent Common Stock (as set forth in Section 4.2(a))), the Exchange Ratio and any other similarly dependent items, as the case may be, shall be adjusted appropriately, without duplication, to provide the same economic effect as contemplated by this Agreement prior to such event. Nothing in this Section 2.5 shall be construed to permit the Company or Parent to take any action with respect to its securities that is prohibited by the terms of this Agreement.

ARTICLE III

Representations and Warranties of the Company

Except as set forth in the Company Reports that are publicly available on the SEC’s Electronic Data Gathering, Analysis and Retrieval System and were filed after the Applicable Date, and prior to the date of this Agreement (but excluding any disclosure contained under the heading “Risk Factors” (other than any factual information contained therein) or in any “forward-looking statements” legend therein) and other than with respect to the representations and warranties set forth in Section 3.1, Section 3.2, Section 3.3, Section 3.4(a), Section 3.24 and Section 3.25, or in the corresponding sections of the Company’s confidential disclosure schedule delivered to Parent in connection with this Agreement (the “Company Disclosure Schedule”), the Company makes the representations and warranties set forth in this Article III.

3.1. Organization, Good Standing and Qualification.

(a) Each of the Company and the Operating Company is a corporation duly organized, validly existing and in good standing under the Laws of the State of Delaware. Each of the Company and the Operating Company has all requisite corporate power and authority to own, lease and operate its properties and assets and to carry on its business in all material respects as currently conducted. Each of the Company and the Operating Company is qualified to do business and, to the extent such concept is applicable, is in good standing as a foreign corporation or other legal entity in each jurisdiction where the ownership, leasing or operation of its properties or assets or conduct of its business requires such qualification, except as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect or prevent, materially impair, or materially delay the ability of the Company to consummate the Transactions.

(b) Each of the Company’s Subsidiaries (excluding the Operating Company) is a legal entity duly organized, validly existing and, to the extent such concept is applicable, in good standing under the Laws of its respective jurisdiction of organization, except as would not reasonably be expected to, individually or in the aggregate, be material to the Company and its Subsidiaries, taken as a whole or prevent, materially impair or materially delay the ability of the Company to consummate the Transactions. Each of the Company’s Subsidiaries (excluding the Operating Company) has all requisite corporate or similar organizational power and authority to own, lease and operate its properties and assets and to carry on its business as currently conducted and is qualified to do business and, to the extent such concept is applicable, is in good standing as a foreign corporation or other legal entity in each jurisdiction where the ownership, leasing or operation of its properties or assets or conduct of its business requires such qualification, except, in each case, as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect or prevent, materially impair or materially delay the ability of the Company to consummate the Transactions.

3.2. Capital Structure.

(a) As of the Capitalization Date, the authorized capital stock of the Company consists of 200,000,000 Shares and 10,000,000 shares of Company Preferred Stock. As of the Capitalization Date (i) 116,619,149 Shares were issued and outstanding (including 30,590 Company Restricted Shares), (ii) 41,587,480 Shares were issued and held by the Company in its treasury, (iii) no shares of Company Preferred Stock were issued and outstanding, (iv) 32,971,625 Shares were reserved for issuance, (v) no shares of Company Preferred Stock were reserved for issuance, (vi) 1,634,533 Shares were subject to outstanding Company RSUs and (vii) 739,564 Shares were subject to outstanding Company PSUs (assuming the achievement of the applicable performance goals at the target level).

(b) Since the Capitalization Date and through the date of this Agreement, (i) no Shares or shares of Company Preferred Stock have been repurchased or redeemed or issued (other than with respect to the vesting or settlement of Company Equity Awards outstanding prior to the date of this Agreement and pursuant to the terms of the applicable Company Benefit Plan in effect on or prior to the date of this Agreement), and (ii) no Shares have been reserved for issuance and no Company Equity Awards have been granted, except pursuant to the terms of the applicable Company Benefit Plan in effect on the date of this Agreement or as otherwise expressly permitted by this Agreement.

(c) Section 3.2(c) of the Company Disclosure Schedule sets forth, as of the date of this Agreement, an accurate and complete list of each Subsidiary of the Company together with (i) the jurisdiction of incorporation or organization of such Subsidiary, (ii) the type and percentage of ownership interest held by the Company, or one of its Subsidiaries, in such Subsidiary, and (iii) to the extent applicable, the type of and percentage of interest held by any Person (and the name of such other Person) other than the Company or any of its Subsidiaries, in such Subsidiary. The Company and its Subsidiaries, together with the Persons set forth in Section 3.2(c) of the Company Disclosure Schedule pursuant to clause (iii) of the preceding sentence, beneficially own all of the issued and outstanding shares of capital stock of, or other equity interests in, each Subsidiary of the Company, and all such outstanding shares of capital stock or other equity securities are duly authorized, validly issued, fully paid and non-assessable (to the extent such concepts are applicable) free and clear of any Encumbrance other than Encumbrances of the type described in clauses (m), (o)(ii) or (p) of the definition of Permitted Encumbrances. As of the date of this Agreement neither the Company nor any of its Subsidiaries beneficially own any equity securities in any Person that is not a Subsidiary of the Company.

(d) Neither the Company nor any of its Subsidiaries have any outstanding bonds, debentures, notes or other obligations the holders of which have the right to vote (or convert into or exercise for securities having the right to vote) with the equityholders of the Company or any of its Subsidiaries on any matter, other than the Company Exchangeable Notes to the extent they convert into Company Common Stock.

(e) Except pursuant to the terms of the Company Exchangeable Notes or the rights under the ESPP (a true, correct and complete copy of which has been made available to Parent), there are no preemptive or other outstanding rights, options, warrants, conversion rights, stock appreciation rights, redemption rights, repurchase rights, Contracts, arrangements, calls, commitments or rights of any kind that obligate the Company or any of its Subsidiaries to issue or to sell any securities of the Company or any of its Subsidiaries or any securities or obligations convertible or exchangeable into or exercisable for, valued by reference to, or giving any Person a right to subscribe for or acquire, any securities of the Company or any of its Subsidiaries, and no securities or obligations evidencing such rights are authorized, issued or outstanding. Neither the Company nor any of its Subsidiaries is a party to any voting agreement with respect to the voting of any of the foregoing securities.

(f) Section 3.2(f) of the Company Disclosure Schedule sets forth an accurate and complete listing of all outstanding Company Equity Awards as of June 26, 2024, setting forth the number of Shares subject to each Company Equity Award, the holder identification number, grant date and vesting schedule (including any acceleration terms) and whether the Company Equity Award is a Specified Award as of June 26, 2024.

3.3. Corporate Authority; Approval and Fairness.

(a) The Company has the requisite corporate power and authority to enter into and comply with this Agreement, subject, in the case of the consummation of the Merger, to obtaining the Requisite Company Vote. This Agreement has been duly executed and delivered by the Company and, assuming due authorization, execution and delivery of this Agreement by the other Parties, constitutes a valid and binding agreement of the Company enforceable against the Company in accordance with its terms, subject to the Bankruptcy and Equity Exception.

(b) Prior to the execution of this Agreement, the Company Board has unanimously (i) approved and declared advisable this Agreement, in execution form and including all Schedules and Exhibits hereto, and the Transactions, (ii) determined that this Agreement and the Transactions are in the best interests of the Company and its stockholders, (iii) resolved to recommend adoption of this Agreement by the stockholders entitled to vote thereon (the “Company Recommendation”) and (iv) directed that this Agreement be submitted to the holders of Shares for their adoption at the Company Stockholders Meeting.

(c) Prior to the execution of this Agreement, the Company Board has received the opinion of Moelis & Company LLC to the effect that, as of the date of such opinion and based upon and subject to the factors and assumptions set forth therein, the Per Share Merger Consideration to be received by the holders of Eligible Shares pursuant to this Agreement is fair from a financial point of view to such holders of Eligible Shares.

(d) Promptly following the receipt of a written version of the opinion contemplated by Section 3.3(c), the Company shall have furnished an accurate and complete copy of such written opinion to Parent.

3.4. Governmental Filings; No Violations.

(a) Assuming the accuracy of Parent’s and Merger Sub’s representations and warranties in Section 4.5(a), and other than the expirations of waiting periods and the filings, notices, reports, consents, registrations, approvals, permits or authorizations (i) under any Antitrust Law, (ii) under any Foreign Investment Law, (iii) under the other Regulatory Approvals, (iv) pursuant to the DGCL, (v) required to be made with or obtained from the SEC, (vi) required to be made with or by NYSE, (vii) such other items required solely by reason of the participation and identity of Parent in the Transactions and (viii) under any Takeover Statutes and state securities and “blue sky” Laws, in each case of the foregoing clauses as applicable, no waiting periods, filings, notices, reports, consents, registrations, approvals, permits or authorizations are required to be made or obtained by the Company or any of its Subsidiaries with or from any Governmental Entity in connection with the execution and delivery of and performance under this Agreement by the Company, except as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect or prevent, materially impair or materially delay the ability of the Company to consummate the Transactions.

(b) The execution, delivery and performance of this Agreement by the Company do not and the consummation of the Transactions by the Company will not (i) constitute or result in a breach or violation of or conflict with the Organizational Documents of the Company or any of its Subsidiaries or (ii) assuming compliance with the matters (including the filings, notices and approvals having been obtained or made, as applicable, and the expiration or termination of any waiting periods) referred to in Section 3.4(a), and the Requisite Company Vote has been obtained, (A) violate or conflict with any Law to which the Company or any of its Subsidiaries is subject or (B) with notice, lapse of time or both, constitute a breach of or default under, or cause or permit the termination, acceleration or creation of any right or obligation under, or the creation of an Encumbrance on any of the rights, properties or assets of the Company or any of its Subsidiaries pursuant to, in each case of this clause (ii)(B), any provision of any material Contract (including any Company Material Contract) binding upon the Company or any of its Subsidiaries, except, in the case of clause (ii), as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect or prevent, materially impair, or materially delay the ability of the Company to consummate the Transactions.

3.5. Compliance with Laws; Licenses.

(a) Compliance with Laws.

(i) Since the Applicable Date, (A) the businesses of the Company and each of its Subsidiaries have been conducted in compliance with applicable Law (excluding the FCPA, Other Anti-Bribery Laws and Export and Sanctions Regulations) in all material respects, (B) the Company and its Subsidiaries have instituted, maintained and operated in accordance with internal policies, procedures and controls designed to ensure compliance with applicable Law and (C) neither the Company nor any of its Subsidiaries has received any written notice or other written communication from a Governmental Entity asserting noncompliance with any applicable Law by the Company or any of its Subsidiaries except, in the case of clauses (B) and (C), as has not had and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect or prevent, materially impair or materially delay the ability of the Company to consummate the Transactions.

(ii) Since the date that is five (5) years prior to the date of this Agreement, the businesses of the Company and each of its Subsidiaries have been conducted in compliance with the FCPA, Other Anti-Bribery Laws and Export and Sanctions Regulations in all material respects.

(iii) Since the date that is five (5) years prior to the date of this Agreement, none of the Company, any of its Subsidiaries, any of their directors or officers or, to the Knowledge of the Company, any employees or any other Person acting on behalf of the Company or any of its Subsidiaries has made or offered to make any unlawful payments, gifts or contributions to any Person or Governmental Entity in violation of the FCPA or Other Anti-Bribery Laws.

(iv) Since the date that is five (5) years prior to the date of this Agreement, (A) the Company and each of its Subsidiaries and, to the Knowledge of the Company, each of their respective directors, officers, employees or agents acting on behalf of the Company or any of its Subsidiaries (in their respective capacity as such) (1) has been and is in compliance in all material respects with all Export and Sanctions Regulations and (2) has complied in all material respects with, all of its Licenses for export, re-export, deemed export or re-export, transfer or import required in accordance with Export and Sanctions Regulations for the conduct of its business and (B) none of the Company, any of its Subsidiaries or any of their respective directors, officers, employees or agents has been cited or fined for a material failure to comply with any Export and Sanctions Regulations, and no material economic sanctions-related, export-related or import-related Proceeding is, or has been, pending or, to the Knowledge of the Company, threatened in writing against the Company or any of its Subsidiaries or any of their respective directors, officers, employees or agents (in their respective capacity as such) by or before (or, in the case of a threatened matter, that would come before) any Governmental Entity.

(v) Since the date that is five (5) years prior to the date of this Agreement, neither the Company nor any of its Subsidiaries nor, to the Knowledge of the Company, any entity under their control or any of their respective directors, officers, employees or agents acting on behalf of the Company or any of its Subsidiaries (A) is or has been a Person with whom transactions are prohibited or limited under any Export and Sanctions Regulations, including those administered by OFAC, the Bureau of Industry and Security of the U.S. Department of Commerce, the U.S. Department of State, the United Nations Security Council, the European Union, His Majesty’s Treasury or any other similar Governmental Entity; (B) has violated in any material respect or made a disclosure (voluntary or otherwise) to a responsible Governmental Entity regarding noncompliance with any Export and Sanctions Regulations; (C) has engaged in any transaction or otherwise dealt directly or indirectly with any Person with whom transactions are prohibited or limited under any Export and Sanctions Regulations, Belarus, the Crimea region of Ukraine, Cuba, the so-called Donetsk People’s Republic region of Ukraine, Iran, the so-called Luhansk People’s Republic region of Ukraine, North Korea, Russia, Sudan or Syria with respect to any goods, software, services or technology; or any other country against which the U.S. maintains an arms embargo if the proposal or transaction involved goods, software, services or technology controlled by the International Traffic in Arms Regulations, 22 C.F.R. Parts 120-130 (the “ITAR”), or the Export Administration Regulations, 15 C.F.R. Parts 730-774 (“EAR”); or (D) has employed or is currently employing at any of its facilities a foreign person within the meaning of the ITAR and EAR who is a national of Belarus, Cuba, Iran, North Korea, Russia, Sudan or Syria, or a person ordinarily resident in the Crimea, so-called Donetsk People’s Republic or so-called Luhansk People’s Republic region of Ukraine, except, in each case of clauses (C) or (D), without obtaining the necessary export authorizations or utilizing applicable exemptions, exceptions, authorities or other authorizations under U.S. law and regulation.

(vi) The Company is, and at all times since the Applicable Date has been, in compliance in all material respects with the applicable listing and corporate governance rules and regulations of the NYSE.

(b) Licenses. (i) Since the Applicable Date, the Company and each of its Subsidiaries has obtained, held and remained in compliance with all Licenses necessary to conduct their respective businesses as currently conducted and to own, lease and operate their respective properties and assets (the “Company Licenses”), (ii) since the Applicable Date through the date of this Agreement, neither the Company nor any of its Subsidiaries has received any written notice or, to the Knowledge of the Company, other written communication from a Governmental Entity asserting any noncompliance with any Company Licenses by the Company or any of its Subsidiaries that has not been cured as of the date of this Agreement and (iii) as of the date of this Agreement, with or without notice or the lapse of time, no amendment, suspension, cancellation, withdrawal, default or revocation of any Company License exists or is pending or threatened in writing, except, in the case of clauses (i), (ii) or (iii), as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect or prevent, materially impair or materially delay the ability of the Company to consummate the Transactions.

3.6. Company Reports.

(a) Since the Applicable Date, the Company has filed or furnished, on a timely basis, each Company Report required to be filed or furnished by it with the SEC pursuant to the Exchange Act or the Securities Act, each of which, as of its respective date, after giving effect to any amendments, supplements or superseding filings thereto filed or furnished prior to the date of this Agreement, (i) complied in all material respects with the applicable requirements of the Securities Act, the Exchange Act and the Sarbanes-Oxley Act, as applicable, and (ii) does not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements made therein, in light of the circumstances in which they were made, not misleading.

(b) To the Knowledge of the Company, none of the Company Reports filed or furnished from the Applicable Date to the date of this Agreement is subject to any pending Proceeding by or before the SEC, and as of the date of this Agreement, there are no outstanding or unresolved comments received from the SEC with respect to any such Company Reports.

3.7. Disclosure Controls and Procedures and Internal Control Over Financial Reporting.

(a) The Company (with respect to itself and its consolidated Subsidiaries) maintains internal control over financial reporting as defined in and required by Rule 13a-15 or Rule 15d-15 under the Exchange Act. Since the Applicable Date, the Company’s disclosure controls and procedures have been reasonably designed to provide reasonable assurance that (i) all material information relating to the Company, including its consolidated Subsidiaries, required to be disclosed by the Company in the reports that it files or submits under the Exchange Act is accumulated and communicated to the Company’s principal executive officer, its principal financial officer or those individuals responsible for the preparation of the consolidated financial statements of the Company included in the Company Reports to allow timely decisions regarding required disclosure and to make the certifications required by Rule 13a-14 or Rule 15d-14 under the Exchange Act and pursuant to Sections 302 and 906 of the Sarbanes-Oxley Act, (ii) transactions are recorded as necessary to permit preparation of financial statements in conformity with GAAP, consistently applied, (iii) transactions are executed only in accordance with the authorization of management and (iv) reasonable prevention and timely detection of the unauthorized acquisition, use or disposition of the properties and assets of the Company and its Subsidiaries.

(b) Since the Applicable Date, the Company has disclosed, based on the most recent evaluation of its disclosure controls and procedures and internal control over financial reporting prior to the date of this Agreement, to the Company’s auditors and the Audit Committee, (i) any “significant deficiencies” in the design or operation of its internal controls over financial reporting that are reasonably expected to adversely affect the Company’s ability to record, process, summarize and report financial information and (ii) any fraud that involves management or other employees who have a significant role in the Company’s internal controls over financial reporting that are reasonably likely to adversely affect the Company’s ability to record, process, summarize and report financial information. The Company has made available to Parent or its outside legal counsel true, correct and complete copies of all such disclosures made to the Company’s auditors and the Audit Committee prior to the date of this Agreement.

(c) Since the Applicable Date and prior to the date of this Agreement, the Company has not received any complaints regarding material violations of or deficiencies in the Company’s accounting controls, internal accounting controls or auditing matters that have not been reported to the Audit Committee.

3.8. Financial Statements; Undisclosed Liabilities; Off-Balance Sheet Arrangements.

(a) Financial Statements. Each of the consolidated financial statements included in the Company Reports (including all related notes and schedules, where applicable) filed since the Applicable Date was prepared in accordance with GAAP (except as may be indicated therein or in the notes thereto and except with respect to unaudited statements to the extent permitted by the SEC), and fairly presents, in all material respects, the consolidated financial position of the Company and its consolidated Subsidiaries as of the dates thereof and the consolidated results of their operations and cash flows for the periods then ended (subject, in the case of unaudited statements, to normal year-end audit adjustments and to any other adjustments described therein, including the notes thereto, in each case, which are not material).

(b) Undisclosed Liabilities. There are no obligations or liabilities of any kind of the Company or any of its Subsidiaries required by GAAP to be reflected or reserved on a consolidated balance sheet of the Company and its Subsidiaries, except (i) as reflected or reserved against in the consolidated balance sheet as of December 31, 2023, included in the Company’s Annual Report on Form 10-K filed with the SEC on February 22, 2024, (ii) those incurred in the ordinary course of business since December 31, 2023, or incurred pursuant to the terms of this Agreement, (iii) for liabilities or obligations incurred in the ordinary course of business consistent with past practice pursuant to Company Material Contracts binding on the Company or any of its Subsidiaries or pursuant to which their respective properties and assets are bound (other than as a result of any breach or default thereof) or (iv) as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.

(c) Off-Balance Sheet Arrangements. Neither the Company nor any of its Subsidiaries is a party to, or has any commitment to become a party to, any “off-balance sheet arrangements” (as defined in Item 303(a) of Regulation S-K of the Securities Act).

3.9. Litigation. There are, as of the date of this Agreement, and, since the Applicable Date through the date of this Agreement there have been, no (a) Proceedings against the Company or any of its Subsidiaries or any director or officer thereof (in their capacity as such) pending or, to the Knowledge of the Company, threatened or (b) Orders to which the Company or any of its Subsidiaries is a party or subject, in each case, of clauses (a) or (b), that would reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect. As of the date of this Agreement, there are no (i) Proceedings against the Company or any of its Subsidiaries or any director or officer thereof (in their capacity as such) pending or, to the Knowledge of the Company, threatened or (ii) Orders to which the Company or any of its Subsidiaries is a party or subject, in each case of clauses (i) or (ii), that would reasonably be expected to prevent, materially impair or materially delay the ability of the Company to consummate the Transactions.

3.10. Absence of Certain Changes. Since December 31, 2023, and prior to the date of this Agreement, (a) there has not been any event that has had or would reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect, (b) the Company and its Subsidiaries have conducted their respective businesses in all material respects in the ordinary course of business consistent with past practice and (c) neither the Company nor any of its Subsidiaries has taken any action that, if taken on or after the date of this Agreement, would (without Parent’s prior written consent) constitute a breach of Section 5.1(b)(ii), Section 5.1(b)(iii), Section 5.1(b)(iv), Section 5.1(b)(vii), Section 5.1(b)(viii), Section 5.1(b)(xv), Section 5.1(b)(xvi) or Section 5.1(b)(xviii).

3.11. Company Material Contracts.

(a) Section 3.11(a) of the Company Disclosure Schedule sets forth an accurate and complete list of each of the following Contracts (excluding work orders, purchase orders and similar items entered into pursuant to any of the following Contracts) by which the Company or any of its Subsidiaries is bound as of the date of this Agreement (other than any Company Benefit Plan or any Contract with Parent or any of its Affiliates but including any such agreements of the type described in Section 3.11(a)(xi) to which other third parties are also party) (each such Contract, a “Company Material Contract”):

(i) any Contract that is a “material contract” (as such term is defined in Item 601(b)(10) of Regulation S-K of the Securities Act), other than any Contract that is disclosed on Section 3.11(a) of the Company Disclosure Schedule with respect to any other clause of this Section 3.11(a);

(ii) any Contract (A) with a Company Top Customer that is reasonably expected to result in total annual revenue in excess of $100,000,000 or (B) with a Company Top Supplier (excluding, in each case, non-disclosure agreements);

(iii) any Company Government Contract that is reasonably expected to result in total annual revenue in excess of $100,000,000 (each, a “Material Company Government Contract”);

(iv) any Company Bid that, if accepted or awarded, would result in a Government Contract reasonably expected to result in total aggregate revenue in excess of $100,000,000 over the life of such Contract (each, a “Material Company Bid”);

(v) any Contract (or group of related Contracts with respect to a single transaction or series of related transactions) that involves future payments, performance or services or delivery of assets to or by the Company or any of its Subsidiaries of any value reasonably expected to exceed $25,000,000 in any twelve (12)-month period after the date of this Agreement, other than any Contract that is disclosed on Section 3.11(a) of the Company Disclosure Schedule with respect to any other clause of this Section 3.11(a);

(vi) any Contract for any Leased Real Property or the lease of personal property providing, in each case, for annual payments thereunder of $1,000,000 or more;

(vii) any Contract (other than those solely between or among the Company and any of its Wholly Owned Subsidiaries and not for the benefit of any third party) relating to Indebtedness in excess of $10,000,000;

(viii) any Contract evidencing financial or commodity hedging or similar trading activities, including any interest rate swaps, financial derivatives master agreements or confirmations, or futures account opening agreements or brokerage statements or similar Contract, in each case, that is material to the Company and its Subsidiaries (taken as a whole);

(ix) any Contract pursuant to which the Company or any of its Subsidiaries receives or grants any license, ownership interest, or any other right to any Intellectual Property Right that is material to their businesses, excluding (A) non-exclusive licenses (1) granted to customers or suppliers or (2) granted by customers or suppliers to the Company or any of its Subsidiaries to enable it to fulfill its obligations under the Contract, in each case of clauses (1) and (2), in the ordinary course of business consistent with past practice, (B) non-exclusive licenses granted to the Company or any of its Subsidiaries to use commercially available software or IT Assets (including click-wrap, shrink-wrap and off-the-shelf licenses) and (C) Contracts with employees and contractors entered into in the ordinary course of business consistent with past practice (consistent in all material respects with forms of such Contracts made available to Parent or its outside legal counsel) under which such employees assign, or such contractors assign or license, to the Company or any of its Subsidiaries, their Intellectual Property Rights developed in the scope of their employment or engagement;

(x) any Contract providing for the settlement of a Proceeding that materially restricts the Company’s or its Subsidiaries’ business or operations;

(xi) any Contract providing for any material indemnification or guarantee obligations by the Company or any of its Subsidiaries of any Person that remain outstanding as of the date of this Agreement, other than any Contract that is disclosed on Section 3.11(a) of the Company Disclosure Schedule with respect to any other clause of this Section 3.11(a);

(xii) any partnership, alliance, limited liability company, joint venture, joint research and development or other similar Contract, in each case, pursuant to which the Company or any of its Subsidiaries reasonably expects to make or receive payments or otherwise incur expenses in excess of $5,000,000 in any twelve (12)-month period after the date of this Agreement or that is otherwise material to any business segment of the Company, except for any such Contracts solely between the Company and any of its Wholly Owned Subsidiaries;

(xiii) relating to the acquisition or disposition of any equity interests in or assets of, any Person, entered into since December 31, 2018, in each case with a fair market value or purchase price in excess of $5,000,000 or that has material continuing rights or obligations that remain in effect as of the date of this Agreement, other than the purchase or sale of inventory, supplies or other materials in the ordinary course;

(xiv) any Contract that (A) purports to restrict, in any material respect, the ability of the Company or any of its Subsidiaries from (1) engaging in any business or competing in any business or geographic region or (2) operating its business in any manner (other than with respect to soliciting or hiring employees) or locations, (B) contains a “most favored nation” provision in favor of the counterparty thereto, (C) grants any right of first refusal, right of first offer, development rights or distribution rights to any Person or (D) includes “take or pay” requirements or similar provisions obligating the Company or any of its Subsidiaries to obtain a minimum quantity of goods or services from another Person (but not including, for the avoidance of doubt, obligations of the Company or any of its Subsidiaries solely to purchase from a supplier all goods or services specified in forecasts under supplemental procurement provisions placed in conjunction with a Contract between such supplier and the Company or any of its Subsidiaries);

(xv) any Contract pursuant to which the Company or any of its Affiliates agrees to purchase all of its requirements for any goods or services exclusively from any Person or to sell to any Person all of such Person’s requirements for any goods or services (other than any such requirements that are specified in a Contract between the Company or one of its Subsidiaries and its respective customer) (but not including, for the avoidance of doubt, obligations of the Company or any of its Subsidiaries solely to purchase from a supplier all goods or services specified in forecasts under supplemental procurement provisions placed in conjunction with a Contract between such supplier and the Company or any of its Subsidiaries);

(xvi) any Contract that prohibits the payment of dividends or distributions in respect of any equity interests of the Company or any of its Subsidiaries, the pledging of any equity interests of the Company or any of its Subsidiaries or the incurrence of Indebtedness by the Company or any of its Subsidiaries;

(xvii) any Contract with any (A) executive officer or director of the Company, (B) Affiliate of the Company or (C) “associates” (or members of any of their “immediate family”) (as such terms are respectively defined in Rule 12b-2 and Rule 16a-1 of the Exchange Act) of any such executive officer, director or Affiliate, in each case (where such person is not a UK Company Employee), that would be required to be reported by the Company pursuant to Item 404 of Regulation S-K; and

(xviii) any stockholders, voting, voting trust, investors’ rights, registration rights or similar agreement or arrangement.

(b) Except to the extent prohibited by applicable national security or similar Law (for which anonymized or cleansed descriptions of such Contracts have been made available (including, for this purpose, orally, to Parent or its outside legal counsel, to the extent permitted by such Laws)), true, correct and complete copies of each Company Material Contract have been made available to Parent (or its outside legal counsel) prior to the execution of this Agreement. Except as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect, (i) each Company Material Contract and each Parent Commercial Contract is valid and binding on the Company or one or more of its Subsidiaries that is a party thereto, as the case may be, and, to the Knowledge of the Company, in the case of any Company Material Contract, the other parties thereto and is in full force and effect, except, in each case, subject to the Bankruptcy and Equity Exception and (ii) there is no breach or default under any Company Material Contract or any Parent Commercial Contract by the Company or any of its Subsidiaries or, to the Knowledge of the Company, in the case of any Company Material Contract, any other party thereto, and no event has occurred that, with the lapse of time or the giving of notice or both, would constitute or result in a breach or default under, or would permit the termination of, any such Contract by the Company or any of its Subsidiaries or, to the Knowledge of the Company, in the case of any Company Material Contract, any other party thereto. As of the date of this Agreement, no party to any Company Material Contract has given the Company or any of its Subsidiaries written notice of its intention to cancel, terminate, adversely amend in any respect, or fail to renew, any Company Material Contract, in each case except as would not be material to the Company and its Subsidiaries, taken as a whole.

3.12. Government Contracts.

(a) Since the Applicable Date, the Company and its Subsidiaries have complied in all material respects with the terms and conditions of each Material Company Government Contract and Material Company Bid as required, including all clauses, provisions and requirements incorporated expressly by reference or by operation of Law therein (including, but not limited to, and as may be applicable, the Truthful Cost and Pricing Data Act; the Service Contract Act; the Buy America Act; the Trade Agreements Act; the Procurement Integrity Act; the Cost Accounting Standards; and applicable and material Federal Acquisition Regulation (“FAR”), Department of Defense FAR Supplement (“DFARS”) and agency FAR supplement clauses in any Material Company Government Contract or Material Company Bid).

(b) Since the Applicable Date, all representations, certifications and disclosures made by the Company and its Subsidiaries with respect to any Government Contract or Company Bid were current, accurate and complete at the time of disclosure (or have been formally corrected or otherwise finally resolved with a Governmental Entity), in each case, in all material respects, as of their effective date.

(c) Since the Applicable Date through the date of this Agreement, no Governmental Entity nor any prime contractor or subcontractor has notified the Company or any of its Subsidiaries, in writing or, to the Knowledge of the Company, orally, that the Company or any of its Subsidiaries has, or is alleged to have, breached or violated in any material respect any Law, representation, certification, disclosure, clause, provision or requirement pertaining to any Government Contract or Company Bid.

(d) To the Knowledge of the Company, neither the Company nor any of its Subsidiaries has, since the Applicable Date, received or is subject to any notice of termination for convenience, notice of termination for default, stop work order, material cure notice or material show cause notice (excluding for this purpose ineligibility to bid on certain Contracts due to generally applicable bidding requirements) (or, in the case of Contracts governed by Laws other than the state or federal Laws of the United States, the functional equivalents thereof, if any) pertaining to any Material Company Government Contract, and, since the Applicable Date, no Governmental Entity has, to the Knowledge of the Company, threatened to issue any such notice. Since the Applicable Date, neither the Company nor any of its Subsidiaries has received any written or, to the Knowledge of the Company, oral notice from any Governmental Entity pertaining to any Material Company Government Contract indicating that it intends to cancel or otherwise adversely modify in any material respect its relationship with the Company or its Subsidiaries.

(e) Since the Applicable Date, no material written or, to the Knowledge of the Company, oral claim (other than any such claim that has been formally corrected or otherwise finally resolved with the applicable Governmental Entity) under the United States civil or criminal False Claims Act, federal or state fraud statutes (as such concept is defined under the state or federal Laws of the United States) or other criminal Law has been made or has been pending against the Company or its Subsidiaries in connection with any Government Contract to which the Company or its Subsidiaries is a party.

(f) To the Knowledge of the Company, as of the date of this Agreement, there exists no outstanding asserted disputes or claims for an amount in excess of $25,000,000 between the Company or any of its Subsidiaries, on the one hand, and either the applicable Governmental Entity or any prime contractor, subcontractor, vendor or other Person, on the other hand, arising under or relating to any Government Contract or Company Bid.

(g) Since the Applicable Date, neither the Company nor any of its Subsidiaries has received in writing any material adverse or negative past performance evaluations or ratings in connection with any Material Company Government Contract by any Governmental Entity

(h) Since the Applicable Date, (i) neither the Company nor any of its Subsidiaries has been the subject of a written finding of non-responsibility or ineligibility for government contracting and (ii) neither the Company, any of its Subsidiaries nor any director or officer of the Company or its Subsidiaries has been debarred or suspended, or to the Knowledge of the Company proposed for a finding of debarment or suspension, from participation in the award of Contracts or subcontracts for or with any Governmental Entity (excluding for this purpose ineligibility to bid on certain Contracts due to generally applicable bidding requirements).

(i) As of the date of this Agreement, (i) no costs incurred by the Company or any of its Subsidiaries pertaining to any individual Company Government Contract have been questioned, proposed for disallowance, or deemed finally disallowed, in each case, in writing by a Governmental Entity and in an amount in excess of $10,000,000, which costs have not been reserved, reflected in the consolidated financial statements of the Company and its Subsidiaries, or otherwise resolved and (ii) no payment due to the Company or any of its Subsidiaries pertaining to any Material Company Government Contract has been withheld or set off, nor has any claim been made to withhold or set off money, in each case, in an amount in excess of $10,000,000.

(j) Since the Applicable Date, (i) neither the Company nor any of its Subsidiaries, nor any of the respective directors, officers or employees, nor, to the Knowledge of the Company, any consultants or agents of the Company or any of its Subsidiaries (in each case in their capacity as such), is or has been under administrative, civil or criminal investigation, indictment or criminal information by any Governmental Entity with respect to the award or performance of any Government Contract, the subject of any actual or threatened in writing, “whistleblower” or “qui tam” lawsuit, or any audit or, to the Knowledge of the Company, investigation of the Company or any of its Subsidiaries with respect to any alleged material irregularity, misstatement or omission arising under or relating to any Government Contract, (ii) to the Knowledge of the Company, there is no current or outstanding civil investigative demand or subpoena issued to the Company or any of its Subsidiaries, nor any of its or their respective directors, officers or employees (in each case in their capacity as such), under the civil or criminal False Claims Act relating to any Government Contract and (iii) neither the Company nor any of its Subsidiaries has made any written disclosure under the FAR mandatory disclosure or payment provisions (including, but not limited to, FAR 52.203-13(b)(3)) to any Governmental Entity, and no circumstances have existed that would have warranted such a disclosure.

(k) The Company and its Subsidiaries and their respective employees possess all facility and personnel security clearances necessary to perform all Material Company Government Contracts, and all such security clearances are valid and in full force and effect. Since the Applicable Date, the Company and its Subsidiaries have complied in all material respects with all security obligations incorporated in any Material Company Government Contract and all national security obligations applicable to the Company and its Subsidiaries relating to the safeguarding of and access to classified information, including those specified in the National Industrial Security Program Operating Manual, 32 C.F.R. Part 117.

(l) The Company and its Subsidiaries are not currently limited, prohibited or otherwise restricted from performing or bidding for any material work or material future business opportunities due to “organizational conflicts of interest” (as defined in FAR Subpart 9.5) or Material Company Government Contract terms or provisions, except pursuant to existing organizational conflicts of interest mitigation plans submitted by the Company or any of its Subsidiaries in connection with any Material Company Government Contract and made available to Parent or its outside legal counsel prior to the date of this Agreement (except to the extent making such Material Company Government Contract available to Parent is prohibited by applicable national security or similar Law).

(m) To the extent applicable, (i) the Company and its Subsidiaries comply with DFARS 252.204-7012, Safeguarding Covered Defense Information and Cyber Incident Reporting in all material respects and (ii) since the Applicable Date, the Company and its Subsidiaries have not submitted any cyber incident report pursuant to DFARS 252.204-7012(c) or otherwise and, to the Knowledge of the Company, no circumstances have existed since the Applicable Date that would have warranted such a report.

3.13. Title to Assets. Except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect, (i) other than any Real Property (which is the subject of Section 3.20), the Company has good and marketable title to, or, in the case of leased assets, valid leasehold interests in, all of its tangible assets, free and clear of any Encumbrances other than Permitted Encumbrances, (ii) the Company owns or leases all tangible personal property used in or necessary to conduct its business as presently conducted by the Company, except for any property, as defined in FAR 45.101, which is currently being provided to the Company by a Governmental Entity or a prime contractor under a Government Contract where the Company is a subcontractor, and (iii) each such item of tangible personal property is in all respects in good operating condition and repair, ordinary wear and tear excepted.

3.14. Product Warranty; Aviation Regulation Compliance. Except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect, (a) since the Applicable Date each product manufactured, sold or delivered by the Company or any of its Subsidiaries has been in substantial conformity with all applicable contractual specifications and all contractual warranties made by the Company or any of its Subsidiaries (except to the extent any non-conformity is consented to by the applicable customer), (b) each of the Company and each of its Subsidiaries is and since the Applicable Date has been in compliance with all applicable Laws prescribed by the U.S. Federal Aviation Administration (the “FAA”) under Title 14 of the Code of Federal Regulations and similar Laws prescribed by foreign aviation authorities (such Laws, including those prescribed by the FAA, collectively, “Aviation Regulations”) and (c) since the Applicable Date, none of the Company or any of its Subsidiaries (i) has violated or been subject to an investigation with respect to (other than routine inspections that are not the result of any potential noncompliance and are conducted in the ordinary course of business) or made voluntary disclosures with respect to potential violations of any Aviation Regulations or (ii) has been cited in writing by the FAA or foreign aviation authorities for any material nonconformances, noncompliances, discrepancies or violations, including those identified during, or as a result of, any inspections or audits. Except as would not, individually or in the aggregate, reasonably be expected to be materially adverse to the Company and its Subsidiaries, taken as a whole, since the Applicable Date, the Company has not received any Air Worthiness Directives (as such term is defined in the Federal Aviation Regulations, 14 C.F.R. § 39) issued by the FAA (or, with respect to such issuances by any foreign aviation Governmental Entity, the foreign equivalent thereof) pursuant to which a safety issue or deficiency was identified or found in any of the products of the Company or any of its Subsidiaries at any time since the Applicable Date, and no such Air Worthiness Directives are pending.

3.15. Customers and Suppliers. Section 3.15 of the Company Disclosure Schedule sets forth an accurate and complete list of (a) the top six (6) customers of the Company and its Subsidiaries determined on the basis of the actual revenue received by the Company and its Subsidiaries (on a consolidated basis), during the fiscal year ended December 31, 2023, but excluding any revenue derived from any Parent Commercial Contract (each such Person required to be listed in Section 3.15(a) of the Company Disclosure Schedule, a “Company Top Customer”) and (b) the top ten (10) suppliers of the Company and its Subsidiaries (on a consolidated basis) determined on the basis of the actual amounts paid for goods and services by the Company and its Subsidiaries (on a consolidated basis), during the fiscal year ended December 31, 2023 (each such Person required to be listed in Section 3.15(b) of the Company Disclosure Schedule, a “Company Top Supplier”). Since

December 31, 2022, through the date of this Agreement, neither the Company nor any of its Subsidiaries has received any written notice from any Company Top Customer or Company Top Supplier that such Company Top Customer or Company Top Supplier, as applicable, intends to materially adversely alter, terminate or fail to renew its relationship with the Company or any of its Subsidiaries.

3.16. Employee Benefits.

(a) Section 3.16(a) of the Company Disclosure Schedule sets forth an accurate and complete list, as of the date of this Agreement, of each material Company Benefit Plan (or forms of Company Benefit Plans to the extent that such Company Benefit Plans do not materially differ from the form) and separately identifies each such Company Benefit Plan that is maintained primarily for the benefit of employees outside of the United States (a “Non-U.S. Company Benefit Plan”).

(b) With respect to each Company Benefit Plan, the Company has made available to Parent or its outside legal counsel, to the extent applicable, accurate and complete copies of (i) the Company Benefit Plan document, including any amendments thereto, and all related trust documents, insurance contracts, guarantee agreements, valuations or other funding vehicles, (ii) a written description of such Company Benefit Plan if such plan is not set forth in a written document, (iii) the most recently prepared actuarial report, (iv) the most recent IRS determination or opinion letter and (v) all material correspondence to or from any Governmental Entity received since the Applicable Date, with respect to such Company Benefit Plan. In addition, with respect to each such Company Benefit Plan that is an ERISA Plan, the Company has made available to Parent or its outside legal counsel, to the extent applicable, accurate and complete copies of the most recent summary plan description, together with all summaries of any material modifications thereto, and the two (2) most recent annual reports (Form 5500 or 990 series and all schedules and financial statements attached thereto).

(c) Each Company Benefit Plan has been established, operated and administered, in all material respects, in compliance with its terms and applicable Laws, including ERISA and the Code. All contributions or other amounts payable by the Company or any of its Subsidiaries with respect to each Company Benefit Plan in respect of current or prior plan years have been paid or accrued in accordance with GAAP. There are presently (and, in respect of any pension scheme applicable to UK Company Employees, have since the Applicable Date been), no Proceedings (other than routine claims for benefits) by a Governmental Entity against any Company Benefit Plan or any trust related thereto and, in respect of any pension scheme applicable to UK Company Employees: (i) no such Proceedings are pending or threatened and (ii) no circumstances exist (including, for the avoidance of doubt, the approval or execution of this Agreement or consummation of the Transactions) which could give rise to the investigation, threat or instigation of any such Proceedings.

(d) Each Company Benefit Plan that is intended to be qualified under Section 401(a) of the Code has either received a favorable determination letter (or opinion or advisory letter, if applicable) from the IRS with respect to its qualification or been determined by the IRS to be qualified under Section 401(a) of the Code, and, to the Knowledge of the Company, nothing has occurred that would adversely affect the qualification or Tax exemption of any such Company Benefit Plan. With respect to any ERISA Plan, neither the Company nor any of its Subsidiaries have engaged in a transaction in connection with which the Company or any of its Subsidiaries would be subject to either a material civil penalty assessed pursuant to Section 409 or Section 502(i) of ERISA or a material Tax imposed pursuant to Section 4975 or Section 4976 of the Code.

(e) (i) Neither the Company nor any Company ERISA Affiliate is or has maintained, established, participated in or contributed to, or is or has been obligated to contribute to, or has otherwise incurred any obligation or liability (including any contingent liability) under any Multiemployer

Plan in the last six (6) years, (ii) no Company Benefit Plan is a “multiple employer welfare arrangement” (as defined in Section 3(40) of ERISA), and (iii) except where required by applicable Laws, no Company Benefit Plan provides retiree or post-employment medical, disability, life insurance or other welfare benefits to any Person, and none of the Company or any of its Affiliates has any obligation to provide any such benefits.

(f) Neither the Company nor any of its Subsidiaries has incurred, during the last six (6) years, nor is expected to incur, any material liability under subtitles C or D of Title IV of ERISA with respect to any ongoing, frozen or terminated “single-employer plan,” within the meaning of Section 4001(a)(15) of ERISA, currently or within the last six (6) years, maintained by any of them or any Company ERISA Affiliate. With respect to any Company Benefit Plan subject to the minimum funding requirements of Section 412 of the Code or Section 302 of ERISA, (i) no such plan is, or is expected to be, in “at-risk” status (within the meaning of Section 303(i)(4)(A) of ERISA or Section 430(i)(4)(A) of the Code), (ii) as of the last day of the most recent plan year ended prior to the date hereof, the actuarially determined present value of all “benefit liabilities” within the meaning of Section 4001(a)(16) of ERISA did not exceed the then-current value of assets of such Company Benefit Plan by more than a material amount, (iii) any such minimum funding requirements have been satisfied in all material respects, (iv) no waiver of any such minimum funding requirements or extension of any amortization period has been requested or granted, (v) no unsatisfied liability (other than for premiums to the PBGC) under Title IV of ERISA has been, or is expected to be, incurred by the Company or any of its Subsidiaries, (vi) the PBGC has not instituted proceedings to terminate any such Company Benefit Plan and (vii) no “reportable event” within the meaning of Section 4043 of ERISA (excluding any such event for which the thirty (30)-day notice requirement has been waived under the regulations to Section 4043 of ERISA) has occurred, nor has any event described in Sections 4062, 4063 or 4041 of ERISA occurred.

(g) Each Company Benefit Plan that is a “nonqualified deferred compensation plan” (within the meaning of Section 409A of the Code) is in documentary compliance with, and has been operated and administered in all material respects in compliance with, Section 409A of the Code and the guidance issued by the IRS provided thereunder.

(h) Neither the execution of this Agreement, stockholder or other approval of this Agreement nor the consummation of the Transactions could, either alone or in combination with another event, (i) entitle any current or former employee, director, officer or independent contractor of the Company or any of its Subsidiaries to severance pay or any material increase in severance pay, (ii) accelerate the time of payment or vesting, or materially increase the amount of compensation due to any such current or former employee, director, officer or independent contractor, (iii) directly or indirectly cause the Company to transfer or set aside any assets to fund any material benefits under any Company Benefit Plan or (iv) otherwise give rise to any material liability under any Company Benefit Plan.

(i) Neither the Company nor any of its Subsidiaries has any obligations to provide, and no Company Benefit Plan or other Contract provides any individual with the right to, a gross up, indemnification, reimbursement or other payment for any excise or additional taxes, interest or penalties incurred pursuant to Section 409A or Section 4999 of the Code or due to the failure of any payment to be deductible under Section 280G of the Code.

(j) (i) All Non-U.S. Company Benefit Plans (A) have been maintained and operated in accordance with, and are in compliance with, their terms, applicable local Law, government taxation and funding requirements, and with any agreement entered into with a labor union, labor organization, works council or similar organization representing Company Employees in all material respects, (B) to the extent required to be registered or approved by a foreign Governmental Entity, have been registered with, or approved by, a foreign Governmental Entity, and, to the Knowledge of the Company, nothing has occurred that would adversely affect such registration or approval, and (C) to the extent intended to be funded or book-reserved, are funded or book reserved, as appropriate, based upon reasonable actuarial assumptions in compliance with applicable local Law, and (ii) with respect to each Non-U.S. Company Benefit Plan, (A) other than any Non-U.S. Company Benefit Plan that is disclosed on Section 3.16(j) of the Company Disclosure Schedule, if required to be funded, the assets of such Non-U.S. Company Benefit Plan are sufficient under applicable local Law to provide for the payment of the relevant benefits in full or (B) if not required to be funded, the book reserves (determined in accordance with GAAP) are sufficient to provide for the payment of the relevant benefits. As of the date hereof, there is no actual, pending or threatened in writing Proceeding relating to any Non-U.S. Company Benefit Plan. In respect of any Non-U.S. Company Benefit Plan which is a pension scheme applicable to UK Company Employees, copies of the latest completed triennial actuarial valuations, schedules of contributions and recovery plans have been disclosed.

(k) Other than any Company Benefit Plan that is disclosed on Section 3.16(k) of the Company Disclosure Schedule, neither the Company nor any of its Subsidiaries has ever (i) been an employer in relation to, participated in, or had any liability to or in respect of a pension scheme which is not a money purchase pension scheme, as defined under section 181(1) of the United Kingdom Pension Schemes Act 1993 or the local equivalent thereof in France or (ii) to the Knowledge of the Company, in the six years prior to the date of this Agreement been an “associate” of or “connected” with (with the meanings given to them in Sections 435 and 249 of the United Kingdom Insolvency Act 1986 (respectively)) any Person who is or has been an employer in relation to a pension scheme to which Section 32, 43, 47 or 58 of the United Kingdom Pensions Act 2004 applies.

(l) Since the Applicable Date no Person has previously transferred to the Company or any of its Subsidiaries pursuant to the EU Transfer Legislation. To the Knowledge of the Company, there is no UK Company Employee who has so transferred and who, prior to such transfer, participated in a defined benefit pension scheme that made provision for benefits other than related to old age, invalidity or on death.

(m) None of the Non-U.S. Company Benefit Plans in the UK contain any change of control or ‘poison pill’ provisions (howsoever called) which will, could or might be triggered (whether automatically or at the behest of any third party) by the approval or execution of this Agreement or consummation of the Transactions.

3.17. Labor Matters.

(a) Section 3.17(a) of the Company Disclosure Schedule sets forth an accurate and complete list of each Contract that is a collective bargaining agreement with a labor union, labor organization, works council or similar organization representing Company Employees and in effect as of the date of this Agreement (collectively, the “Company Labor Agreements”). To the Knowledge of the Company, there are no activities or proceedings pending by any individual or group of individuals, including representatives of any labor organizations, works councils or similar organizations or labor unions, to organize any employees of the Company or any of its Subsidiaries. The Company has made available to Parent or its outside legal counsel accurate and complete copies of each Company Labor Agreement (together with any variations of the same). The execution and delivery of this Agreement, shareholder or other approval of this Agreement and the consummation of the Transactions will not entitle any third party (including any labor organization, labor union, works council, similar organization representing Company Employees or Governmental Entity) to any material payments under any of the Company Labor Agreements, and the Company and its Subsidiaries are in compliance in all material respects with their obligations pursuant to all notification, consultation and bargaining obligations arising under applicable Law or any Company Labor Agreements, including in relation to the execution of this Agreement and the consummation of the Transactions.

(b) Since the Applicable Date, no strike, lockout, work stoppage, unfair labor practice, arbitration, grievance or other material labor dispute is or has been pending or, to the Knowledge of the Company, threatened. Except as would not reasonably be expected to, individually or in the aggregate, be material to the Company and its Subsidiaries, taken as a whole, since the Applicable Date, each of the Company and its Subsidiaries is and has been in compliance with the Company Labor Agreements and all applicable Laws respecting labor, employment and employment practices, including terms and conditions of employment, wages and hours, discrimination, harassment, retaliation, immigration, equitable pay practices, occupational safety and health, the appropriate classification of all current and former U.S. employees of the Company as “exempt” or “non-exempt,” the payment of appropriate overtime and the appropriate classification of employees as independent contractors. Since the Applicable Date, neither the Company nor any of its Subsidiaries has incurred any obligation or liability under the Worker Adjustment and Retraining Notification Act, the regulations promulgated thereunder or any similar U.S. state Law, or the local equivalent Laws outside of the United States or any social plan, relating to plant closings layoffs or collective dismissals that remains unsatisfied.

(c) Since the Applicable Date through the date of this Agreement, neither the Company nor any of its Subsidiaries has entered into any settlement agreement related to allegations of harassment or workplace misconduct by, and, to the Knowledge of the Company, no allegations of harassment or workplace misconduct have been made against, (i) any employee of the Company at the level of vice president or above or (ii) a member of the Company Board, in each case, in their capacity as such. To the Knowledge of the Company, as of the date of this Agreement there are no Proceedings or subpoenas currently pending or threatened in writing related to any allegations of harassment or workplace misconduct by any of the individuals identified in clauses (i) and (ii), in each case, in their capacity as such.

3.18. Environmental Matters. Except as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect, (a) the Company and its Subsidiaries have complied at all times with all applicable Environmental Laws, (b) no property currently or, to the Knowledge of the Company, formerly owned or operated by the Company or any of its Subsidiaries is contaminated with any Hazardous Substance that would reasonably be expected to require remediation or other action pursuant to any Environmental Law, (c) neither the Company nor any of its Subsidiaries has assumed any obligation, or liability for any Hazardous Substance disposal or contamination on any third-party property, which obligation remains in effect as of the date of this Agreement, (d) neither the Company nor any of its Subsidiaries is subject to any Order or Proceeding with any Governmental Entity (other than Orders or Proceedings that have been fully resolved with no further liability or obligations on the part of the Company or any of its Subsidiaries), or any Contract with any third party, which imposes on the Company or its Subsidiaries obligations or liabilities under any Environmental Law, (e) neither the Company nor any of its Subsidiaries has used, generated, treated, stored, disposed of, arranged for disposal of, transported, handled or released any Hazardous Substance or owned, occupied or operated any facility or property in a manner that would reasonably be expected to result in the Company or any of its Subsidiaries having any liability under Environmental Law and (f) there are no other circumstances or conditions involving the Company or any of its Subsidiaries that could reasonably be expected to result in any Proceeding, obligation, liability, cost or restriction on the ownership, use or transfer of any property pursuant to any Environmental Law.

3.19. Tax Matters.

(a) The Company and each of its Subsidiaries (i) have prepared in good faith and duly and timely filed (taking into account any extension of time within which to file) all income and other material Tax Returns required to be filed by any of them with the appropriate Taxing Authority and all such filed

Tax Returns are true, correct and complete in all material respects, (ii) have paid all material Taxes that are required to be paid by them whether or not shown on any Tax Returns other than Taxes that are not yet due or that are being contested in good faith in appropriate proceedings and for which appropriate reserves have been established to the extent required by GAAP, (iii) have withheld and paid all material Taxes required to have been withheld and paid in connection with amounts paid or owing to any employee, stockholder, creditor, independent contractor or third party (each as determined for Tax purposes) and (iv) have complied with all information reporting (and related withholding) and record retention requirements relating to material Taxes.

(b) No deficiency with respect to any Taxes has been proposed, asserted or assessed in writing against the Company or any of its Subsidiaries that remains unpaid, and there are no pending or, to the Knowledge of the Company, threatened in writing Proceedings regarding any material Taxes of the Company and its Subsidiaries, in each case, other than deficiencies for Taxes or threatened Taxes that have been paid or are being contested in good faith in appropriate Proceedings and for which appropriate reserves have been established to the extent required by GAAP.

(c) Neither the Company nor any of its Subsidiaries has waived any statute of limitations or agreed to any extension of time with respect to a material Tax assessment or deficiency, in each case, other than pursuant to extensions of a due date for filing a Tax Return obtained in the ordinary course of business.

(d) There are no Encumbrances for any material amount of Taxes (other than any Permitted Encumbrance) on any of the properties or assets of the Company or any of its Subsidiaries, nor, to the Knowledge of the Company, is any Taxing Authority in the process of imposing an Encumbrance (other than any Permitted Encumbrance) for Taxes upon such assets.

(e) Neither the Company nor any of its Subsidiaries is party to or bound by any material Tax sharing, allocation or indemnification Contract (other than those (i) solely between or among the Company or its Wholly Owned Subsidiaries or (ii) not primarily related to Taxes and entered into in the ordinary course of business consistent with past practice).

(f) Neither the Company nor any of its Subsidiaries (i) has been a member of an affiliated group filing a consolidated federal income Tax Return (other than a group the common parent of which is or was the Company or one of its Subsidiaries) or (ii) has any obligation or liability for the Taxes of any Person (other than the Company or any of its Subsidiaries) under Treasury Regulations Section 1.1502-6 (or any similar provision of Law) or as a transferee or successor.

(g) Neither the Company nor any of its Subsidiaries has, in the past two (2) years, distributed shares of another Person, or has had shares of its stock distributed by another Person, in a distribution that was intended to be governed by Section 355 of the Code.

(h) Neither the Company nor any of its Subsidiaries has participated in a “listed transaction” within the meaning of Treasury Regulations Section 1.6011-4(b).

(i) No jurisdiction in which the Company or any of its Subsidiaries does not file a Tax Return of a particular type has asserted in writing a claim that the Company or such Subsidiary is subject to Taxes of such type or required to file Tax Returns of such type in such jurisdiction.

(j) Neither the Company nor any of its Subsidiaries will be required to include any material item of income in, or to exclude any material item of deduction from, taxable income in any Taxable period (or portion thereof) ending after the Closing Date as a result of (i) any “closing agreement” as described in Section 7121 of the Code (or any corresponding provision of Tax Law) executed prior to the Closing Date, (ii) any installment sale or open transaction disposition made prior to the Closing Date, (iii) any accounting method change for a Taxable period (or portion thereof) ending on or prior to the Closing Date, (iv) any prepaid amount received on or prior to the Closing Date, (v) any deferred intercompany transaction or excess loss account described in Section 1502 of the Code (or any corresponding provision of Tax Law) existing at or prior to the Closing Date or (vi) any election pursuant to Section 965(h) of the Code (or any corresponding provision of Tax Law) made with respect to any Taxable period (or portion thereof) ending on or prior to the Closing Date.

(k) The accrual or reserves for Taxes with respect to the Company and each of its Subsidiaries for any Tax period ending on or before the Closing Date reflected on the Company’s financial statements (or the notes thereto) included in the Company Reports are adequate, in accordance with GAAP, to cover all material Taxes payable by the Company and each of its Subsidiaries for all periods through the date of such Company Reports and such accrual or reserves.

(l) None of the Company nor any of its Subsidiaries have claimed any employee retention credit pursuant to Section 2301 of the CARES Act or Section 3134 of the Code.

3.20. Real Property.

(a) Section 3.20 of the Company Disclosure Schedule sets forth an accurate and complete list of (i) all Owned Real Property and (ii) all Leased Real Property that is material to the businesses of the Company and its Subsidiaries.

(b) Except as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect:

(i) the Company and its Subsidiaries have good and marketable title to all Owned Real Property and valid leasehold interests in all Leased Real Property, in each case free and clear of any Encumbrances (other than any Permitted Encumbrances);

(ii) the Real Property has been maintained in accordance with normal industry practice and is in good operating condition and repair, except for ordinary wear and tear, and is suitable for the purposes for which it is currently used; and

(iii) as of the date of this Agreement, neither the Company nor any of its Subsidiaries has received any notice of any pending or, to the Knowledge of the Company, threatened condemnation of any Real Property by any Governmental Entity.

3.21. Intellectual Property; IT Assets; Privacy Matters.

(a) Section 3.21(a) of the Company Disclosure Schedule sets forth an accurate and complete list, as of the date hereof, of all Registered patents, trademarks, copyrights and Internet domain names included in the Owned IPR, indicating for each item the record owner, registration or application number, registration or application date, and the applicable filing jurisdiction (or domain name registrar, in the case of Internet domain names).

(b) Except as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect:

(i) all Owned IPR is (A) subsisting and the issued or granted items included therein are, to the Knowledge of the Company, valid and enforceable and (B) not subject to any outstanding Order adversely affecting the validity or enforceability of, or the Company’s or its Subsidiaries’ ownership or use of, or rights in or to, any such Owned IPR;

(ii) the Company and its Subsidiaries exclusively own all right, title and interest in and to all Owned IPR, free and clear of all Encumbrances, except for Permitted Encumbrances;

(iii) the Company and its Subsidiaries own or have valid and sufficient rights to use all Intellectual Property Rights used in or necessary for the conduct of their respective businesses as currently conducted;

(iv) since the Applicable Date, (A) to the Knowledge of the Company, no third party has infringed, misappropriated or otherwise violated any Owned IPR and (B) neither the Company nor any of its Subsidiaries has asserted or threatened in writing, any action against any third party alleging such infringement, misappropriation or violation;

(v) since the Applicable Date, neither the Company nor any of its Subsidiaries has received any written claim (including any invitation to license) (A) contesting or challenging the use, validity, enforceability or ownership of any Owned IPR or (B) alleging that the Company or any of its Subsidiaries or any of their respective products or services infringes, misappropriates or otherwise violates the Intellectual Property Rights of any third party;

(vi) to the Knowledge of the Company, the conduct of the respective businesses of the Company and its Subsidiaries has not, since the Applicable Date, infringed, misappropriated or otherwise violated any Intellectual Property Rights of any third party;

(vii) each Person who is or was an employee or independent contractor of the Company or any of its Subsidiaries and has made a contribution to the development or creation of any Intellectual Property Rights for or on behalf of the Company or any of its Subsidiaries has assigned pursuant to an irrevocable present assignment to the Company or a Subsidiary thereof, as appropriate, all such Intellectual Property Rights (or the Company or a Subsidiary thereof owns such Intellectual Property Rights by operation of law), and, to the Knowledge of the Company, no such Person retains or claims to retain any right, title or interest in or to any such Intellectual Property Rights;

(viii) since the Applicable Date, the Company and its Subsidiaries have taken commercially reasonable measures to protect the confidentiality of all Trade Secrets that are owned, used or held by the Company and its Subsidiaries, and, to the Knowledge of the Company, since the Applicable Date, there have not been any unauthorized uses or disclosures of any such Trade Secrets;

(ix) the Company IT Assets (A) are sufficient to conduct the businesses of the Company and its Subsidiaries as conducted as of the date of this Agreement, (B) have not malfunctioned or failed since the Applicable Date and (C) to the Knowledge of the Company, are free from any time bomb, virus, software lock, drop dead device, worm, Trojan horse, ransomware or other malicious program, routine, device or other malicious feature;

(x) since the Applicable Date, to the Knowledge of the Company, there has been no (A) unauthorized access to or unauthorized use of the Company IT Assets or the information stored or contained therein or transmitted thereby nor (B) any Cybersecurity Incident;

(xi) since the Applicable Date, the Company and its Subsidiaries have maintained written policies and organizational, physical, administrative and technical measures regarding privacy, cybersecurity and data security that are commercially reasonable and consistent with (A) all applicable Data Protection Laws and Cybersecurity Measures, (B) any applicable contractual commitments of the Company or any of its Subsidiaries relating to Personal Information, privacy, cybersecurity, breach notification or the security of electronic communications and (C) any public-facing privacy policies adopted by the Company or any of its Subsidiaries (clauses (A) through (C), collectively, the “Privacy and Security Requirements”);

(xii) since the Applicable Date, (A) the Company and each of its Subsidiaries have (1) complied with all applicable Privacy and Security Requirements and (2) taken commercially reasonable steps to protect the confidentiality, privacy and security of all Personal Information that is collected, used, stored, transferred or otherwise processed by or on behalf of the Company or its Subsidiaries, (B) through the date of this Agreement, neither the Company nor any of its Subsidiaries has received any written notice (including any enforcement notice), letter or complaint from any Person or applicable Governmental Entity alleging, or providing notice of any investigation concerning, any noncompliance with any Privacy and Security Requirements or any legal obligations concerning such Personal Information and (C) to the Knowledge of the Company, no Person has gained unauthorized access to or misused any Personal Information; and

(xiii) since the Applicable Date, neither the Company nor its Subsidiaries has received any funding or support from a Governmental Entity or agency or nonprofit organization in the development of any Owned IPR that have resulted in any such Governmental Entity, agency or nonprofit organization obtaining ownership rights in, licenses to, or other rights to use or exploit (or the option to obtain any of the foregoing rights to, including any “march in” rights), such Owned IPR, other than assignments or licenses of Owned IPR that are explicitly granted to such Governmental Entity or agency or nonprofit organization in Company Government Contracts with the Company or its Subsidiaries that are set forth on Section 3.11(a)(iii) of the Company Disclosure Schedule.

3.22. Related Party Transactions. Since the Applicable Date, no Contracts, transactions, arrangements or understandings between the Company or any of its Subsidiaries (or binding on any of their respective properties or assets), on the one hand, and any other Person, on the other hand, are in existence that were not, but were required to be, disclosed under Item 404 of Regulation S-K of the Securities Act (except for amounts due as normal salaries and bonuses and in reimbursement of expenses in the ordinary course of business).

3.23. Insurance. All Insurance Policies maintained by the Company or any of its Subsidiaries are with reputable insurance carriers and provide, in the reasonable judgment of the Company, adequate coverage for normal risks incident to the business of the Company and its Subsidiaries and their respective properties and assets. Each such Insurance Policy is in full force and effect (except for ordinary course terminations after the date of this Agreement or for which substitute or replacement insurance is obtained therefor), and, to the extent applicable, all premiums due with respect to all Insurance Policies have been paid, and, to the extent applicable, neither the Company nor any of its Subsidiaries has taken any action or failed to take any action (including with respect to the Transactions) that, with or without notice or lapse of time, would constitute a breach of or default under, or would permit a termination, non-renewal or material modification of any of the Insurance Policies, in each case except as would not, individually or in the aggregate, reasonably be expected to result in a Material Adverse Effect.

3.24. Takeover Statutes; No Stockholder Rights Plan. No “fair price,” “moratorium,” “control share acquisition” or other form of anti-takeover statute or regulation, or similar anti-takeover provision in the Company’s Organizational Documents, is applicable to this Agreement or the Merger, except as would not reasonably be expected to be material to the Company or any of its Subsidiaries or prevent, materially impair or materially delay the ability of the Company to consummate the Transactions. There is no stockholder rights plan, or similar device, Contract or instrument in effect with an intended similar effect as any stockholder rights plan, to which the Company or any of its Subsidiaries is a party or otherwise bound. The Company’s certificate of incorporation provides that the Company has elected not to be governed by Section 203 of the DGCL.

3.25. Brokers and Finders. Except for Morgan Stanley & Co. LLC and Moelis & Company LLC pursuant to and to the extent provided in the agreements described in the following sentence and made available (which, for this purpose, includes by email) to Parent prior to the date of this Agreement, neither the Company, nor any of its Subsidiaries has employed or retained any broker, finder or investment bank, or has incurred or will incur any obligation or liability for any brokerage fees, commissions or finder’s fees, in each case, in connection with the Transactions (including, for the avoidance of doubt, any action contemplated by Section 5.5). The Company has made available to Parent true, correct and complete copies (which, for this purpose, includes by email) of all agreements under which Morgan Stanley & Co. LLC and Moelis & Company LLC are entitled to any such fees or any indemnification rights related to the Transactions.

3.26. Disclosure Documents. The information supplied by the Company for inclusion or incorporation by reference in the Registration Statement (and any amendment thereof or supplement thereto) will not, as of the date such Registration Statement is declared effective by the SEC (or, with respect to any post-effective amendment or supplement, at the time such post-effective amendment or supplement becomes effective) contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements made therein, in light of the circumstances under which they are made, not misleading, except that no representation or warranty is made by the Company with respect to information included or incorporated by reference therein based on information that was not supplied by or on behalf of the Company or any of its Affiliates for inclusion in the Registration Statement. The information supplied by the Company for inclusion or incorporation by reference in the Proxy Statement (and any amendment thereof or supplement thereto) will not, as of the date such Proxy Statement is mailed to the Company Stockholders and at the time of any meeting of the Company Stockholders to be held in connection with the Merger, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements made therein, in light of the circumstances under which they are made, not misleading, except that no representation or warranty is made by the Company with respect to information included or incorporated by reference therein based on information that was not supplied by or on behalf of the Company or any of its Affiliates for inclusion in the Proxy Statement.

3.27. No Other Representations or Warranties; Non-Reliance.

(a) Except for the express written representations and warranties made by the Company in this Article III of this Agreement and in any certificate delivered pursuant to Section 6.2(d) of this Agreement, neither the Company nor any other Person makes, has made or has been authorized to make, and the Company, on behalf of itself and each such other Person, expressly disclaims, any express or implied representation or warranty with respect to the Company or any of its Affiliates, or with respect to any other information provided to Parent, Merger Sub or their respective Affiliates or Representatives in connection with this Agreement or the Transactions, including the accuracy, completeness or timeliness thereof. None of the Company or any of its Subsidiaries or its or their respective Representatives has relied on, and none are relying on, any representations or warranties from Parent or any of its Subsidiaries or any other Person in determining to enter into this Agreement, except for the representations and warranties expressly set forth in Article IV or in any certificate delivered pursuant to Section 6.3(d) of this Agreement.

(b) The Company expressly acknowledge and agree (on their own behalf and on behalf of each of their respective Representatives and Subsidiaries) that, except for the express representations and warranties expressly contained in Article IV or in any certificate delivered pursuant to Section 6.3(d) of this Agreement, neither Parent nor any of its Subsidiaries, Affiliates or Representatives makes, has made in connection with this Agreement or the Transactions or has been authorized to make in connection with this Agreement or the Transactions or in connection with the negotiation of this Agreement, and none of the Company or any of its Representatives or Affiliates has relied upon in connection with their evaluation of Parent and its Subsidiaries or the negotiation of this

Agreement or otherwise been induced to enter into the this Agreement by, any other representation or warranty, whether or not express or implied, by or on behalf of Parent, any of its Subsidiaries or Affiliates, any of their respective Representatives or any other Person, or with respect to any other information provided or made available to the Company or any of its Representatives or Affiliates by or on behalf of Parent, any of its Subsidiaries or Affiliates, any of their respective Representatives or any other Person in connection with this Agreement or the Transactions or in connection with the negotiation of this Agreement, including any information, documents, projections, forecasts or other material made available to the Company or its Representatives in any “data rooms,” management presentations or otherwise in connection with this Agreement or the Transactions, their evaluation of Parent and its Subsidiaries or the negotiation of this Agreement.

ARTICLE IV

Representations and Warranties of Parent and Merger Sub

Except as set forth in the Parent Reports that are publicly available on the SEC’s Electronic Data Gathering, Analysis and Retrieval System and were filed after the Applicable Date and prior to the date of this Agreement (but excluding any disclosure contained under the heading “Risk Factors” (other than any factual information contained therein) or in any “forward-looking statements” legend therein) and other than with respect to the representations and warranties set forth in Section 4.1, Section 4.2, Section 4.3, Section 4.4 and Section 4.5(a), or in the corresponding sections of Parent’s confidential disclosure schedule delivered to the Company in connection with this Agreement (the “Parent Disclosure Schedule”), Parent and Merger Sub each jointly and severally make the representations and warranties, as applicable, set forth in this Article IV.

4.1. Organization, Good Standing and Qualification.

(a) Each of Parent and Merger Sub (i) is a legal entity duly organized, validly existing and, to the extent such concept is applicable, in good standing under the Laws of its respective jurisdiction of organization, (ii) has all requisite corporate or similar power and authority to own, lease and operate its properties and assets and to carry on its business as currently conducted in all material respects and (iii) is qualified to do business and, to the extent such concept is applicable, is in good standing as a foreign corporation or other legal entity in each jurisdiction where the ownership, leasing or operation of its properties or assets or conduct of its business requires such qualification, except as would not, individually or in the aggregate, reasonably be expected to prevent, materially impair or materially delay the ability of Parent or Merger Sub to consummate the Transactions or have a Parent Material Adverse Effect. Parent has provided to the Company the complete and correct copies of Merger Sub’s Organizational Documents as amended through the date of this Agreement.

(b) Each of Parent’s “significant subsidiaries” (as such term is defined in Rule 1-02(w) of Regulation S-X promulgated by the SEC) is a legal entity duly organized, validly existing and, to the extent such concept is applicable, in good standing under the Laws of its respective jurisdiction of organization, except as would not reasonably be expected to, individually or in the aggregate, have a Parent Material Adverse Effect or prevent, materially impair or materially delay the ability of Parent or Merger Sub to consummate the Transactions. Each of Parent’s “significant subsidiaries” (as such term is defined in Rule 1-02(w) of Regulation S-X promulgated by the SEC) has all requisite corporate or similar organizational power and authority to own, lease and operate its properties and assets and to carry on its business as currently conducted and is qualified to do business and, to the extent such concept is applicable, is in good standing as a foreign corporation or other legal entity in each jurisdiction where the ownership, leasing or operation of its properties or assets or conduct of its business requires such qualification, except, in each case, as would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect or prevent, materially impair or materially delay the ability of Parent or Merger Sub to consummate the Transactions.

4.2. Capitalization of Parent.

(a) As of the Capitalization Date, the authorized capital stock of Parent consists of 1,200,000,000 shares of Parent Common Stock and 20,000,000 shares of preferred stock, of the par value $1 each (“Parent Preferred Stock”). As of the Capitalization Date (i) 615,472,741 shares of Parent Common Stock were issued and outstanding, (ii) 396,788,418 shares of Parent Common Stock were issued and held by Parent in its treasury, (iii) no shares of Parent Preferred Stock were issued and outstanding, (iv) 58,657,458 shares of Parent Common Stock were reserved for issuance, (v) no shares of Parent Preferred Stock were reserved for issuance, (vi) options to purchase 796,709 shares of Parent Common Stock were outstanding and (vii) other stock-based awards (other than shares of restricted stock or other equity-based awards included in the number of shares of Parent Common Stock outstanding set forth above) with respect to 8,398,211 shares of Parent Common Stock were outstanding (assuming maximum performance for outstanding performance based restricted stock units).

(b) Since the Capitalization Date and through the date of this Agreement, except for securities issued or issuable pursuant to employee benefit plans or arrangements, including options issued pursuant to Parent stock option plans and awards payable in Parent Common Stock, (i) no shares of Parent Common Stock or Parent Preferred Stock have been repurchased or redeemed or issued, and (ii) no shares of Parent Common Stock have been reserved for issuance.

(c) Neither Parent nor any of its Subsidiaries have any outstanding bonds, debentures, notes or other obligations the holders of which have the right to vote (or convert into or exercise for securities having the right to vote) with the equityholders of Parent or any of its Subsidiaries on any matter.

(d) Except for securities issued or issuable pursuant to employee benefit plans or arrangements, including options issued pursuant to Parent stock option plans and awards payable in Parent Common Stock, there are no preemptive or other outstanding rights, options, warrants, conversion rights, stock appreciation rights, redemption rights, repurchase rights, Contracts, arrangements, calls, commitments or rights of any kind that obligate Parent or any of its Subsidiaries to issue or to sell any securities of Parent or any of its Subsidiaries or any securities or obligations convertible or exchangeable into or exercisable for, valued by reference to, or giving any Person a right to subscribe for or acquire, any securities of Parent or any of its Subsidiaries, and no securities or obligations evidencing such rights are authorized, issued or outstanding. Neither Parent nor any of its Subsidiaries is a party to any voting agreement with respect to the voting of any of the foregoing securities.

4.3. Capitalization and Business of Merger Sub. The authorized capital stock of Merger Sub consists of 1,000 shares of common stock of Merger Sub, no par value. All such shares have been duly authorized and are validly issued, fully paid and non-assessable and owned by Parent. Since the date of its incorporation, Merger Sub has not engaged in any business or operations or incurred any liabilities or obligations, except pursuant to this Agreement.

4.4. Corporate Authority. Each of Parent and Merger Sub has the requisite corporate power and authority to enter into and comply with this Agreement and to consummate the Transactions, subject only to the adoption by Parent (as the sole stockholder of Merger Sub) of this Agreement. This Agreement has been duly executed and delivered by each of Parent and Merger Sub, and, assuming due authorization, execution and delivery of this Agreement by the Company, constitutes a valid and binding agreement of Parent and Merger Sub, enforceable against each of Parent and Merger Sub in accordance with its terms, subject to the Bankruptcy and Equity Exception.

4.5. Governmental Filings; No Violations.

(a) Other than the expirations of waiting periods and the filings, notices, reports, consents, registrations, approvals, permits or authorizations (i) under any Antitrust Law, (ii) under any Foreign Investment Law, (iii) under the other Regulatory Approvals, (iv) pursuant to the DGCL, (v) required to be made with or obtained from the SEC, (vi) required to be made with or by NYSE, (vii) under the Takeover Statutes and state securities and “blue sky” Laws and (viii) as set forth in Section 3.4(a) of the Company Disclosure Schedule, in each case, as applicable, no waiting periods, filings, notices, reports, consents, registrations, approvals, permits or authorizations are required to be made or obtained by Parent or any of its Subsidiaries with or from any Governmental Entity in connection with the execution and delivery of and performance under this Agreement by Parent and Merger Sub and the consummation of the Transactions, except as would not, individually or in the aggregate, reasonably be expected to have a Parent Material Adverse Effect or prevent, materially impair or materially delay the ability of Parent or Merger Sub to consummate the Transactions.

(b) The execution, delivery and performance of this Agreement by Parent and Merger Sub do not, and the consummation of the Transactions by Parent and Merger Sub, will not (i) constitute or result in a breach or violation of or conflict with the Organizational Documents of Parent or Merger Sub or (ii) assuming compliance with the matters referred to in Section 4.5(a), (A) violate or conflict with any Law to which Parent or Merger Sub or any of their respective Affiliates is subject or (B) with notice, lapse of time or both, constitute a breach of or default under, or cause or permit the termination, acceleration or creation of any right or obligation under, or the creation of an Encumbrance on any of the rights, properties or assets of Parent or Merger Sub pursuant to any provision of any Contract binding on Parent or Merger Sub, except, in the case of clause (ii) of this Section 4.5(b), as would not, individually or in the aggregate, reasonably be expected to have a Parent Material Adverse Effect or prevent, materially impair or materially delay the ability of Parent or Merger Sub to consummate the Transactions.

4.6. Compliance with Laws. Since the Applicable Date, (A) the businesses of Parent and each of its Subsidiaries have been conducted in compliance with applicable Law (excluding the FCPA, Other Anti-Bribery Laws and Export and Sanctions Regulations), (B) Parent and its Subsidiaries have instituted, maintained and operated in accordance with internal policies, procedures and controls designed to ensure compliance with applicable Law and (C) neither Parent nor any of its Subsidiaries has received any written notice or other written communication from a Governmental Entity asserting noncompliance with any applicable Law by Parent or any of its Subsidiaries except, in each case, as has not had and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect or prevent, materially impair or materially delay the ability of Parent or Merger Sub to consummate the Transactions.

4.7. Parent Reports. Since the Applicable Date, Parent has filed or furnished, on a timely basis, each Parent Report required to be filed or furnished by it with the SEC pursuant to the Exchange Act or the Securities Act, each of which, as of its respective date, after giving effect to any amendments, supplements or superseding filings thereto filed or furnished prior to the date of this Agreement, (i) complied in all material respects with the applicable requirements of the Securities Act, the Exchange Act and the Sarbanes-Oxley Act, as applicable, and (ii) does not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements made therein, in light of the circumstances in which they were made, not misleading.

4.8. Disclosure Controls and Procedures and Internal Control Over Financial Reporting.

(a) Parent (with respect to itself and its consolidated Subsidiaries) maintains internal control over financial reporting as defined in and required by Rule 13a-15 or Rule 15d-15 under the Exchange

Act. Since the Applicable Date, Parent’s disclosure controls and procedures have been reasonably designed to provide reasonable assurance that (i) all material information relating to Parent, including its consolidated Subsidiaries, required to be disclosed by Parent in the reports that it files or submits under the Exchange Act is accumulated and communicated to Parent’s principal executive officer, its principal financial officer or those individuals responsible for the preparation of the consolidated financial statements of Parent included in the Parent Reports to allow timely decisions regarding required disclosure and to make the certifications required by Rule 13a-14 or Rule 15d-14 under the Exchange Act and pursuant to Sections 302 and 906 of the Sarbanes-Oxley Act, (ii) transactions are recorded as necessary to permit preparation of financial statements in conformity with GAAP, consistently applied, (iii) transactions are executed only in accordance with the authorization of management and (iv) reasonable prevention and timely detection of the unauthorized acquisition, use or disposition of the properties and assets of Parent and its Subsidiaries.

(b) Since the Applicable Date, Parent has disclosed, based on the most recent evaluation of its disclosure controls and procedures and internal control over financial reporting prior to the date of this Agreement, to Parent’s auditors and the audit committee of the Parent Board, (i) any “significant deficiencies” in the design or operation of its internal controls over financial reporting that are reasonably expected to adversely affect Parent’s ability to record, process, summarize and report financial information and (ii) any fraud that involves management or other employees who have a significant role in Parent’s internal controls over financial reporting that are reasonably likely to adversely affect Parent’s ability to record, process, summarize and report financial information.

(c) Since the Applicable Date and prior to the date of this Agreement, Parent has not received any complaints regarding material violations of or deficiencies in Parent’s accounting controls, internal accounting controls or auditing matters that have not been reported to the audit committee of the Parent Board.

4.9. Financial Statements; Undisclosed Liabilities.

(a) Financial Statements. Each of the consolidated financial statements included in the Parent Reports (including all related notes and schedules, where applicable) filed since the Applicable Date was prepared in accordance with GAAP (except as may be indicated therein or in the notes thereto and except with respect to unaudited statements to the extent permitted by the SEC), and fairly presents, in all material respects, the consolidated financial position of Parent and its consolidated Subsidiaries as of the dates thereof and the consolidated results of their operations and cash flows for the periods then ended (subject, in the case of unaudited statements, to normal year-end audit adjustments and to any other adjustments described therein, including the notes thereto, in each case, which are not material).

(b) Undisclosed Liabilities. There are no obligations or liabilities of any kind of Parent or any of its Subsidiaries required by GAAP to be reflected or reserved on a consolidated balance sheet of Parent and its Subsidiaries included in the Parent Reports, except (i) as reflected or reserved against in the consolidated balance sheet of such Parent Reports, (ii) those incurred in the ordinary course of business since December 31, 2023, or incurred pursuant to the terms of this Agreement or (iii) as would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

4.10. Litigation. As of the date of this Agreement, there are no (a) Proceedings against Parent or any of its Subsidiaries pending or, to the Knowledge of Parent, threatened, or (b) Orders to which Parent or Merger Sub or any of their respective Subsidiaries is a party or subject, in each case, except as would not, individually or in the aggregate, reasonably be expected to have a Parent Material Adverse Effect or prevent, materially impair or materially delay the ability of Parent or Merger Sub to consummate the Transactions.

4.11. Absence of Certain Changes. Since December 31, 2023, and prior to the date of this Agreement, there has not been any event that has had or would reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

4.12. Disclosure Documents. The information supplied by Parent or Merger Sub or any of their respective Affiliates for inclusion or incorporation by reference in the Registration Statement (and any amendment thereof or supplement thereto) will not, as of the date such Registration Statement is declared effective by the SEC (or, with respect to any post-effective amendment or supplement, at the time such post-effective amendment or supplement becomes effective) contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements made therein, in light of the circumstances under which they are made, not misleading, except that no representation or warranty is made by Parent or Merger Sub with respect to information included or incorporated by reference therein based on information that was supplied by or on behalf of the Company or any of its Affiliates for inclusion in the Registration Statement. The information supplied by Parent or Merger Sub or any of their respective Affiliates for inclusion or incorporation by reference in the Proxy Statement (and any amendment thereof or supplement thereto) will not, as of the date such Proxy Statement is mailed to the Company Stockholders and at the time of any meeting of the Company Stockholders to be held in connection with the Merger, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements made therein, in light of the circumstances under which they are made, not misleading, except that no representation or warranty is made by Parent or Merger Sub with respect to information included or incorporated by reference therein based on information that was not supplied by or on behalf of Parent or Merger Sub or any of their respective Affiliates for inclusion in the Proxy Statement.

4.13. No Other Representations or Warranties; Non-Reliance.

(a) Except for the express written representations and warranties made by Parent and Merger Sub in this Article IV of this Agreement and in any certificate delivered pursuant to Section 6.3(d) of this Agreement, none of Parent, Merger Sub or any other Person makes, has made or has been authorized to make, and Parent, on behalf of itself, Merger Sub and each such other Person, expressly disclaims, any express or implied representation or warranty with respect to Parent, Merger Sub or any of their respective Affiliates, or with respect to any other information provided to the Company or its Affiliates or Representatives in connection with this Agreement or the Transactions, including the accuracy, completeness or timeliness thereof. None of the Company, its Subsidiaries or its Affiliates or its or their respective Representatives has relied on, and none are relying on, any representations or warranties from Parent, Merger Sub or any of their respective Subsidiaries or any other Person in determining to enter into this Agreement, except for the representations and warranties expressly set forth in this Article IV or in any certificate delivered pursuant to Section 6.3(d) of this Agreement.

(b) Parent and Merger Sub expressly acknowledge and agree (on their own behalf and on behalf of each of their respective Representatives and Subsidiaries) that, except for the express representations and warranties expressly contained in Article III or in any certificate delivered pursuant to Section 6.2(d) of this Agreement, neither the Company nor any of its Subsidiaries, Affiliates or Representatives makes, has made in connection with this Agreement or the Transactions or has been authorized to make in connection with this Agreement or the Transactions or in connection with the negotiation of this Agreement, and none of Parent, Merger Sub or any of their respective Representatives or Affiliates has relied upon in connection with their evaluation of the Company and its Subsidiaries or the negotiation of this Agreement or otherwise been induced to enter into the this Agreement by, any other representation or warranty, whether or not express or implied, by or on behalf of the Company, any of its Subsidiaries or Affiliates, any of their respective Representatives or any other Person, or with respect to any other information provided or made available to Parent,

Merger Sub or any of their respective Representatives or Affiliates by or on behalf of the Company, any of its Subsidiaries or Affiliates, any of their respective Representatives or any other Person in connection with this Agreement or the Transactions or in connection with the negotiation of this Agreement, including any information, documents, projections, forecasts or other material made available to Parent, Merger Sub or their respective Representatives in any “data rooms,” management presentations or otherwise in connection with this Agreement or the Transactions, their evaluation of the Company and its Subsidiaries or the negotiation of this Agreement.

ARTICLE V

Covenants

5.1. Interim Operations. From the date of this Agreement until the earlier of the Effective Time and the termination of this Agreement, and except (i) as required or expressly permitted or contemplated by this Agreement, (ii) as required by applicable Law, (iii) as set forth in Section 5.1(c), (iv) as consented to in writing by Parent (which consent shall not be unreasonably withheld, conditioned or delayed) or (v) as set forth in Section 5.1 of the Company Disclosure Schedule:

(a) The Company shall, and shall cause each of its Subsidiaries to (provided, with respect to non-Wholly Owned Subsidiaries, Company shall cause such Subsidiaries to the extent within its reasonable control), use its and their respective reasonable best efforts to (x) conduct its business in all material respects in the ordinary course of business, (y) to the extent consistent therewith, preserve their business organizations intact and maintain existing relations and goodwill with Governmental Entities and key customers, suppliers, distributors, creditors, lessors, employees (including any labor union, labor organization, works council or other similar organization) and business associates and keep available the services of its and their present officers, key employees and workforce (including any directors), and (z) maintain in force and enforce internal policies, procedures and controls (as updated or amended from time to time) designed to ensure compliance with applicable Law; provided that (i) no action or inaction by the Company or any of its Subsidiaries with respect to any matters specifically permitted by any portion of Section 5.1(b) shall be deemed a breach of this Section 5.1(a) unless such action or inaction would constitute a breach of such portion of Section 5.1(b); and (ii) the failure of the Company or any of its Subsidiaries to take any action prohibited by Section 5.1(b) shall in no circumstances be deemed a breach of this Section 5.1(a);

(b) The Company shall not, and shall cause its Wholly Owned Subsidiaries not to (provided, with respect to non-Wholly Owned Subsidiaries, the Company shall instruct its directors and officers of such Subsidiary to use their reasonable best efforts to cause such Subsidiaries not to, the extent within their reasonable authority and control):

(i) amend its or their respective Organizational Documents;

(ii) adopt a plan of complete or partial liquidation, dissolution, merger, restructuring, recapitalization, or other reorganization of the Company or any of its Subsidiaries;

(iii) acquire (including by acquisition of equity (including any debt securities convertible into equity) or assets) any business, Person, equity interest in any Person, material properties or material assets, other than (A) acquisitions of inventory or other goods or services in the ordinary course of business consistent with past practice or (B) solely in the case of acquisitions of properties or assets (but not businesses, Persons or equity interests), acquisitions (x) for consideration not in excess of $5,000,000 in any individual transaction or series of related transactions or $15,000,000 in the aggregate in any twelve (12)-month period after the date of this Agreement or (y) expressly contemplated by the Company’s then-current capital budget described in or adopted in accordance with the terms of Section 5.1(b)(x);

(iv) transfer, sell, lease, license, abandon, cancel, allow to lapse, or otherwise dispose of any material assets of the Company or any of its Subsidiaries, or incur, permit or suffer to exist the creation of any material Encumbrance (other than a Permitted Encumbrance) upon any such assets (in each case, excluding Intellectual Property Rights), except (A) for inventory in the ordinary course of business consistent with past practice, (B) for obsolete assets in the ordinary course of business consistent with past practice, (C) for properties or assets with a fair market value not in excess of $5,000,000 individually, or $15,000,000 in the aggregate in any twelve (12)-month period after the date of this Agreement, or (D) pursuant to existing contractual rights or obligations in effect prior to the date of this Agreement and made available to Parent or its outside legal counsel prior to the date of this Agreement;

(v) transfer, sell, lease, license, abandon, cancel, allow to lapse, or otherwise dispose of any material Intellectual Property Rights of the Company or any of its Subsidiaries, or incur, permit or suffer to exist the creation of any material Encumbrance (other than a Permitted Encumbrance) upon, any such material Intellectual Property Rights, except (A) the lapse or expiration of Registered Owned IPR at the end of its natural term or (B) non-exclusive licenses granted in the ordinary course of business consistent with past practice;

(vi) issue, sell, dispose of, grant, transfer, encumber or otherwise enter into any Contract with respect to the voting of, any equity interests of the Company or any of its Subsidiaries, convertible or exchangeable securities in respect of such equity interests, or any options, warrants or other rights of any kind to acquire any such equity interests or such convertible or exchangeable securities in each case, other than (A) any such transaction or action by a Wholly Owned Subsidiary of the Company to the Company or between or among Wholly Owned Subsidiaries of the Company, (B) issuances in respect of Company Equity Awards outstanding as of the date of this Agreement in accordance with their terms, (C) grants of Company Equity Awards after the date of this Agreement as permitted by Section 5.1(b)(xx) without violation of this Agreement, or issuances in respect of such Company Equity Awards in accordance with their terms, (D) as permitted by Section 5.1(b)(ix), (E) pursuant to, or rights granted under, the Company Exchangeable Notes in effect as of the date of this Agreement or (F) pursuant to the ESPP in accordance with its terms as of the date of this Agreement and in compliance with Section 2.3(d);

(vii) (A) make any loans or advances to, or provide any guarantees on behalf of, any Person (other than to or from the Company and any of its Wholly Owned Subsidiaries or between or among any of its Wholly Owned Subsidiaries) in excess of $2,000,000 individually, or $5,000,000 in the aggregate in any twelve (12)-month period after the date of this Agreement, other than pursuant to existing contractual obligations in effect as of the date of this Agreement and made available to Parent prior to the date of this Agreement, (B) cancel, modify or waive any Indebtedness or other amounts owed to the Company or any of its Subsidiaries having in each case a value in excess of $2,000,000 individually, or $5,000,000 in the aggregate in any twelve (12)-month period after the date of this Agreement, other than in the ordinary course of business consistent with past practice or Indebtedness or other amounts owed between or among the Company and any of its Subsidiaries in the ordinary course of business, or (C) incur any Indebtedness in excess of $10,000,000 individually or $25,000,000 in the aggregate in any twelve (12)-month period after the date of this Agreement, assume or guarantee the Indebtedness of any other Person (other than the Company or any of its Subsidiaries), or make any voluntary prepayment in respect of any Indebtedness in each case of this clause (C), other than (1) intercompany borrowings, (2) capital or finance leases entered into after the date hereof in the ordinary course of business or (3) under surety or performance bonds and letters of credit in existence as of the date hereof and made available to Parent prior to the date of this Agreement or entered into in the ordinary course of business and without violation of Section 5.1(b)(xi);

(viii) declare, set aside or pay any dividend or other distribution, with respect to any securities of the Company or its Subsidiaries, other than dividends or other distribution paid by any Wholly Owned Subsidiary of the Company to the Company or to any other Wholly Owned Subsidiary of the Company;

(ix) reclassify, split, combine, subdivide or redeem, purchase or otherwise acquire or enter into any agreement to do any of the foregoing with respect to any equity interests of the Company or any Subsidiary of the Company or securities convertible or exchangeable in respect of such equity interests, in each case, other than (A) to satisfy applicable Tax withholding or exercise prices upon vesting, settlement or exercise of any Company Equity Award outstanding on the date of this Agreement or granted after the date of this Agreement as permitted by Section 5.1(b)(xx), (B) repurchases of shares of capital stock as permitted under any Company Equity Award outstanding on the date of this Agreement or granted after the date of this Agreement as permitted by Section 5.1(b)(xx) or (C) any such transactions solely involving Wholly Owned Subsidiaries of the Company;

(x) (A) authorize any new capital expenditures, in each case, other than (I) for capital expenditures first authorized in 2024, as contemplated by the Company’s existing capital budget for calendar year 2024 set forth in Section 5.1(b)(x)(A) of the Company Disclosure Schedule, (II) for capital expenditures first authorized in calendar year 2025, as contemplated by the Company’s capital budget for calendar year 2025 so long as such 2025 capital budget allocates capital expenditures substantially consistently with the Company’s 2024 capital budget, does not exceed the Company’s 2024 capital budget by more than five percent (5%) and is delivered to Parent by no later than February 1, 2025, or (III) any unbudgeted capital expenditures not to exceed $10,000,000 individually, or $25,000,000 in the aggregate in any twelve (12)-month period after the date of this Agreement, or (B) fail to make material capital expenditures expressly contemplated by the Company’s capital budget then in effect, except to the extent that the Company determines, in good faith after consultation with Parent, that delaying such capital expenditure or utilizing the amounts otherwise budgeted for such capital expenditure for other purposes is reasonably necessary under the circumstances existing at any time;

(xi) other than with respect to Contracts relating to the activities described in any other clause of this Section 5.1(b), which shall be governed by those respective clauses, enter into any Contract that would have been a Company Material Contract had it been entered into prior to the date of this Agreement (including by amending any Contract in a manner that would make such Contract a Company Material Contract), other than any Contract of the type described in Section 3.11(a)(ii) (solely with respect to Contracts with a Company Top Supplier), Section 3.11(a)(iii) (excluding any fixed-price Contracts), Section 3.11(a)(iv) (excluding any Material Company Bid for a fixed-price Contract), Section 3.11(a)(v) (excluding any Contract of a type required to be disclosed under any other clause of Section 3.11(a)), Section 3.11(a)(vi) (solely with respect to personal property) or Section 3.11(a)(xi) (solely with respect to customer or supplier Contracts containing customary indemnification obligations), in each case, that is entered in the ordinary course of business consistent with past practice, in each case; provided that such Contract does not provide that the Transactions or any divestiture of any businesses, assets, properties, product lines, programs, projects and equity or other business interests of the Company and its Subsidiaries in connection with the Transactions would constitute a breach or default thereunder or permit the termination, acceleration, or creation of any right or obligation thereunder, or result in the creation of an Encumbrance on any of the rights, properties or assets of the Company or any of its Subsidiaries pursuant thereto or otherwise prevent, materially impair, or materially delay the ability of the Parties to consummate the Transactions;

(xii) assign, terminate, fail to renew, materially amend or waive any material rights under any Company Material Contract (other than non-renewals, non-material amendments or non-material waivers in the ordinary course of business);

(xiii) amend, terminate or allow to lapse any material Company License held by the Company or any of its Subsidiaries in a manner that materially and adversely impacts the ability of the Company and its Subsidiaries to conduct their respective businesses;

(xiv) except in the ordinary course of business consistent with past practice or for which replacement insurance is to be obtained on substantially equivalent terms, voluntarily terminate, cancel or modify any material third-party insurance policies;

(xv) other than any Transaction Litigation, which shall be governed exclusively by Section 5.14, settle or compromise any Proceeding (A) for an amount in excess of $15,000,000 individually, or $30,000,000 in the aggregate in any twelve (12)-month period after the date of this Agreement (net of any insurance proceeds or indemnity, contribution or similar payments received by the Company or any Wholly Owned Subsidiary of the Company in respect thereof, or amounts reserved for such matters in the consolidated financial statements included in the Company’s Form 10-K for the year ended December 31, 2023 by the Company or such Wholly Owned Subsidiary), (B) which involves any criminal liability of the Company or any of its Wholly Owned Subsidiaries, (C) which results in any non-monetary obligation or binding precedential effect that is material to the Company and its Subsidiaries (taken as a whole) or would be binding on Parent’s or its Subsidiaries’ operations after the Closing or (D) that is a stockholder derivative Proceeding or a Proceeding commenced by a Governmental Entity;

(xvi) make any material changes with respect to any financial accounting policies or procedures, in each case, except as required by GAAP or SEC rules or policies (or any interpretation thereof) or any regulatory accounting requirements (or any interpretation thereof) or any Governmental Entity (including the Financial Accounting Standards Board or any similar organization);

(xvii) write up, write down or write off the book value of any material assets of the Company or any of its Subsidiaries, except to the extent required by GAAP as consistently applied by the Company since the Applicable Date;

(xviii) enter into any new line of business that is not incidental to, or an iteration, extension, natural evolution, expansion or advancement of, the lines of business of the Company or any of its Subsidiaries as of the date of this Agreement;

(xix) (A) make (other than in the ordinary course of business), change or revoke any material Tax election, (B) change any material Tax accounting period or method, (C) file any material amended Tax Return, (D) enter into any closing agreement with respect to material Taxes, (E) settle any material Tax claim, audit, assessment or dispute, (F) enter into any material Tax indemnification, sharing, allocation reimbursement or similar agreement, arrangement or understanding, (G) initiate any voluntary Tax disclosure or Tax amnesty or similar filings with any Taxing Authority with respect to U.S. state or local Taxes and other than in connection with the CAP Program, (H) fail to timely file any material Tax Returns (taking into account any extension of time within which to file) or pay any Tax that becomes due and payable (other than Taxes that are being contested in good faith in appropriate proceedings and for which appropriate reserves have been established to the extent required by GAAP), or (I) surrender any right to claim a material Tax refund;

(xx) except as required pursuant to the terms of any Company Benefit Plan in effect as of the date hereof, any Company Labor Agreement (as may be amended pursuant to this Agreement), or as otherwise required by applicable Law, (A) increase the compensation or consulting fees, bonus, pension, welfare, fringe or other benefits, severance or termination pay of any Company Employee, except for (1) increases in annual base salary or wage rate in the ordinary course of business consistent with past practice that do not exceed five percent (5%) in the aggregate or, for

(x) employees at the level of Vice President or above, four percent (4%) individually or (y) all other employees, eight percent (8%) individually (in each case, excluding any Company Employee represented by a representative body, labor organization, labor union, works council or similar organization where such increase in base salary or wage rate is mandated by the terms of any existing agreement (as may be amended) with such representative body, labor organization, labor union, works council or similar organization), (2) the payment of annual bonuses for completed periods based on actual performance in the ordinary course of business consistent with past practice, (3) promotions below the level of Vice President in the ordinary course of business and promotions in accordance with part (G) below and (4) benefits, fringe benefits and de minimis amounts payable or provided in the ordinary course of business consistent with past practice, (B) become a party to, establish, adopt, amend, commence participation in or terminate any material Company Benefit Plan or any arrangement that would have been a material Company Benefit Plan had it been entered into prior to this Agreement, other than in connection with routine, immaterial or ministerial amendments to health and welfare plans that do not materially increase benefits or result in a material increase in administrative costs, (C) grant any new awards, or materially amend or modify the terms of any outstanding awards, under any Company Benefit Plan, (D) take any action to accelerate the vesting or lapsing of restrictions or payment, or fund or in any other way secure the payment, of compensation or benefits under any Company Benefit Plan, (E) change any actuarial or other assumptions used to calculate funding obligations with respect to any Company Benefit Plan that is required by applicable Law to be funded or change the manner in which contributions to such plans are made or the basis on which such contributions are determined, except as may be required by GAAP, (F) forgive any material loans or issue any loans (other than routine travel advances issued in the ordinary course of business consistent with past practice) to any Company Employee, (G) hire any employee at the level of Vice President or above, except for individuals hired or promoted following the date hereof to replace employees at the level of Vice President or above who terminate employment on or following the date of this Agreement or (H) terminate the employment of any employee at the level of Vice President or above, other than for cause;

(xxi) other than as required pursuant to the terms of a Company Labor Agreement, become a party to, establish, adopt, amend, commence participation in or terminate any collective bargaining agreement or other Contract with a labor union, labor organization, works council or similar organization, except renewals of existing Company Labor Agreements in accordance with the terms thereof;

(xxii) implement any plant closing or mass layoff, collective redundancy or restructuring exercise; or

(xxiii) agree, authorize or commit to do any of the foregoing.

(c) Without limiting the Company’s obligations under Section 5.1(b), Section 5.1(a) shall not prevent the Company or any of its Subsidiaries from taking or failing to take any such actions in good faith and in a commercially reasonable manner as are reasonably necessary to protect the health and safety of the personnel or employees of the Company or any of its Subsidiaries in direct response to a Contagion Event (including taking or following any Pandemic Measures); provided that, except in exigent circumstances, the Company consults in good faith with Parent regarding the merits thereof prior to taking any such action, considers in good faith any reasonable requests made by Parent in respect of such actions and keeps Parent reasonably informed of each such action.

(d) Notwithstanding the foregoing in Section 5.1, (i) nothing contained in this Agreement is intended to or shall give Parent or any of its Affiliates, directly or indirectly, the right to control or direct the operations of the Company or any of its Subsidiaries prior to the Closing, including the Company’s and its Subsidiaries full discretion, authority and decision making over any and all matters relating to any Parent Commercial Contracts pursuant to the terms thereof, and any changes, modifications, supplements or amendments thereto in accordance with the terms thereof (provided that the foregoing in this clause (i) shall not be deemed to limit any rights of Parent or any of its Affiliates under such Parent Commercial Contracts), (ii) the Company and its Subsidiaries will not be required to take any action or prohibited from taking any action required or prohibited by this Agreement if the inclusion of such requirement or prohibition in this Agreement would reasonably be expected to violate applicable Law (including Antitrust Law), and (iii) prior to the Closing, the Company and its Subsidiaries shall exercise, consistent with the terms and conditions of this Agreement, complete control and supervision over their respective operations.

5.2. Acquisition Proposals; Change of Recommendation.

(a) Termination of Existing Discussions. The Company shall, and shall cause its Wholly Owned Subsidiaries and its and their respective directors and officers to, and shall instruct and use reasonable best efforts to cause its and its Subsidiaries’ other Representatives and the Company’s non-Wholly Owned Subsidiaries to, promptly cease and cause to be terminated any solicitations, discussions and negotiations with any Person conducted prior to the date of this Agreement with respect to any Acquisition Proposal, and (i) if such Person has executed a confidentiality agreement in connection therewith, request the prompt return or destruction of all confidential information relating to the Company and any of its Subsidiaries, subject to the terms and conditions of such confidentiality agreement, and (ii) if applicable, terminate any diligence access through physical or electronic dataroom(s) previously granted to such Person. The Company shall not, and shall cause its Wholly Owned Subsidiaries and its and their respective directors and officers not to, and shall instruct and use reasonable best efforts to cause its and its Subsidiaries’ other Representatives and the Company’s non-Wholly Owned Subsidiaries not to, terminate, waive, amend or modify any provision of any confidentiality or standstill obligations (or other similar restrictions that would prevent the making or pursuing of any Acquisition Proposal) to which the Company or any of its Subsidiaries is or becomes a party and shall, and shall cause its Wholly Owned Subsidiaries to, and shall instruct and use reasonable best efforts to cause its non-Wholly Owned Subsidiaries to, enforce the provisions of any such agreements; provided in each case, that the Company shall be permitted to release or waive any such standstill obligations (or other similar restrictions that would prevent the making or pursuing of any confidential, non-public Acquisition Proposal) to permit a Person to make and pursue and submit a confidential, non-public Acquisition Proposal to the extent that the Company Board determines in good faith, after consultation with its financial advisor and outside legal counsel, that the failure to do so would be inconsistent with the directors’ fiduciary duties under applicable Law.

(b) No Solicitation. Except as expressly permitted by this Section 5.2, from the date of this Agreement until the earlier of the Effective Time and the termination of this Agreement, the Company shall not, and shall cause its Wholly Owned Subsidiaries and its and their directors and officers not to, and shall instruct and use reasonable best efforts to cause its and its Subsidiaries’ other Representatives and the Company’s non-Wholly Owned Subsidiaries not to, directly or indirectly:

(i) initiate, solicit, knowingly encourage or knowingly facilitate any Acquisition Proposal or any inquiry with respect to the making of an Acquisition Proposal;

(ii) participate in any discussions or negotiations (other than with Parent and its Representatives) regarding any Acquisition Proposal or any inquiry with respect to the making of an Acquisition Proposal (other than to state that the terms of this Agreement prohibit such discussions); or

(iii) disclose any nonpublic information to any Person concerning the Company or its Subsidiaries in connection with any Acquisition Proposal or any inquiry with respect to the making of an Acquisition Proposal.

(c) Exceptions. Notwithstanding anything to the contrary set forth in Section 5.2(a) or Section 5.2(b), prior to the time the Requisite Company Vote is obtained, in response to an Acquisition Proposal which did not result from a material breach by the Company, its Wholly Owned Subsidiaries or its or their respective Representatives of Section 5.2(a) or Section 5.2(b) (including, for the avoidance of doubt, any failure by any such Representatives to follow an instruction required to be given by the Company thereunder), (i) the Company and its Representatives may contact the Person or Group (including its or their Representatives) that made such Acquisition Proposal in writing to request written clarification of the terms and conditions thereof and (ii) if the Company Board determines in good faith, after consultation with its financial advisor and outside legal counsel, that such Acquisition Proposal constitutes or could reasonably be expected to lead to a Superior Proposal, the Company may take the actions set forth in Section 5.2(b)(ii) and Section 5.2(b)(iii); provided that prior to any disclosure of any information contemplated by Section 5.2(b)(iii) by or on behalf of the Company, the Person or Group making such Acquisition Proposal must execute a confidentiality agreement with the Company with confidentiality and use terms in favor of the Company that are not less restrictive in any material respect than those contained in the Confidentiality Agreement (it being understood that such confidentiality agreement need not contain any standstill obligations (or other similar restrictions that would prevent the making or pursuing of any Acquisition Proposal)), and the Company shall substantially concurrently with the delivery to such Person or Group of any such nonpublic information concerning the Company or any of its Subsidiaries, provide or make available such information to Parent or its outside legal counsel, to the extent not previously provided or made available (subject to the terms of the Confidentiality Agreement and Clean Team Agreement).

(d) Notice of Acquisition Proposals. The Company shall promptly (but, in any event, within 24 hours) notify Parent in writing if any Acquisition Proposal or any inquiry with respect to the making of an Acquisition Proposal is received by, any information is requested in connection with any Acquisition Proposal from, or any discussion or negotiation with respect to an Acquisition Proposal is sought to be initiated or continued with, it or any of its Representatives acting on the Company’s behalf or at its direction, setting forth in such notice the name of the Person(s) making the Acquisition Proposal or inquiry, requesting such information or seeking to initiate or continue such discussion or negotiation and the material terms and conditions of any such Acquisition Proposal or inquiry (including, if applicable, copies of any written requests, proposals or offers, any substantive written communications between the Company or any of its Representatives and the Person(s) making the Acquisition Proposal or its Representatives, or other materials that describe the terms and conditions of such Acquisition Proposal received in connection with any such Acquisition Proposal or inquiry, including proposed agreements) and thereafter shall promptly (but, in any event, within 24 hours) (i) keep Parent reasonably informed of the status and terms of any material developments regarding any such Acquisition Proposal or inquiry (including any material amendments thereto) and the status of any such discussions or negotiations and (ii) provide to Parent (or its outside legal counsel) copies of all written materials that describe the terms and conditions of such Acquisition Proposal provided by, or on behalf of, such Person(s) to the Company or any of its Representatives and any substantive written communications between the Company or any of its Representatives and the Person(s) making the Acquisition Proposal or its Representatives.

(e) No Change of Recommendation or Alternative Acquisition Agreement.

(i) Except as permitted by Section 5.2(e)(ii), Section 5.2(e)(iii) or Section 5.2(f), the Company Board shall not (A) effect a Change of Recommendation, (B) approve or recommend, or publicly declare advisable, any Acquisition Proposal or other proposal that would reasonably be expected to lead to an Acquisition Proposal, (C) approve, recommend, enter into or publicly declare advisable or publicly propose to enter into any Alternative Acquisition Agreement or (D) agree, authorize or commit to do any of the foregoing.

(ii) Notwithstanding anything to the contrary set forth in this Agreement, at any time prior to the time the Requisite Company Vote is obtained, in response to an Acquisition Proposal that did not result from a material breach by the Company, its Wholly Owned Subsidiaries or its or their respective Representatives of Section 5.2(a) or Section 5.2(b) (including, for the avoidance of doubt, any failure by any such Representatives to follow an instruction required to be given by the Company thereunder) and that the Company Board determines, in good faith, after consultation with its financial advisor and outside legal counsel, constitutes a Superior Proposal, the Company Board may (x) effect a Change of Recommendation or (y) terminate this Agreement pursuant to and in accordance with Section 7.3(b) and substantially concurrently with such termination enter into an Alternative Acquisition Agreement with respect to such Acquisition Proposal; provided, however, that prior to taking any such action: (A) the Company must give Parent written notice of its intention to take such action at least four (4) Business Days in advance (the “Takeover Notice Period”), which notice shall include all information required by Section 5.2(d), mutatis mutandis (it being understood that each time any material revision or material amendment to the terms of such Acquisition Proposal is made, the Takeover Notice Period shall be extended for an additional three (3) Business Days); (B) during the Takeover Notice Period, to the extent requested by Parent, the Company negotiates in good faith with Parent regarding any adjustments or modifications to the terms of this Agreement proposed by Parent; and (C) at the end of the Takeover Notice Period, the Company Board determines in good faith, after consultation with its financial advisor and outside legal counsel (after taking into account any written revisions to this Agreement proposed by Parent and any other information offered by Parent prior to the end of the Takeover Notice Period), that such Acquisition Proposal continues to be a Superior Proposal and failure to make a Change of Recommendation or terminate this Agreement and substantially concurrently with such termination enter into an Alternative Acquisition Agreement would be inconsistent with the directors’ fiduciary duties under applicable Law.

(iii) Notwithstanding anything in this Agreement to the contrary, the Company Board may, at any time prior to the time the Requisite Company Vote is obtained, effect a Change of Recommendation in response to an Intervening Event if: (A) the Company provides Parent with four (4) Business Days’ prior written notice of its intention to take such action, which notice shall include the material information considered by the Company Board with respect to such Intervening Event; (B) during such four (4) Business Day period, to the extent requested by Parent, the Company negotiates in good faith with Parent regarding any adjustments or modifications to the terms of this Agreement proposed by Parent; and (C) at the end of such four (4) Business Day period, the Company Board determines in good faith, after consultation with its financial advisor and outside legal counsel (after taking into account any adjustments or modifications to the terms of this Agreement committed to by Parent in writing and any other information offered by Parent), that the failure to make a Change of Recommendation in response to such Intervening Event would be inconsistent with the directors’ fiduciary duties under applicable Law.

(f) Certain Permitted Disclosure. Nothing set forth in this Agreement shall prohibit the Company from (i) complying with its disclosure obligations under applicable Law, (ii) making any “stop, look and listen” or similar communication of the type contemplated by Rule 14d-9(f) under the Exchange Act or (iii) making any disclosure to its stockholders if the Company Board determines in good faith, after consultation with the Company’s outside legal counsel, that the failure of the Company Board to make such disclosure would be inconsistent with the directors’ fiduciary duties under applicable Law; provided that no disclosure or communication will be permitted pursuant to this clause (iii) that constitutes a Change of Recommendation or has the effect of any action or communication prohibited by Section 5.2(e)(i) unless the Company Board has complied with Section 5.2(e)(ii) or Section 5.2(e)(iii), as applicable; provided, further, that this Section 5.2(f) shall not be deemed to affect whether any such disclosure described in this this Section 5.2(f) (other than a “stop, look and listen” or similar communication of the type contemplated by Rule 14d-9(f) under the Exchange Act) in and of itself would otherwise be deemed to be a Change of Recommendation.

5.3. Proxy Statement; Registration Statement; Company Stockholders Meeting.

(a) As promptly as practicable and in any event within thirty (30) Business Days after the date of this Agreement, (i) the Company shall prepare a preliminary proxy statement/prospectus relating to the Company Stockholders Meeting (such proxy statement/prospectus, together with any amendments or supplements thereto, and the definitive proxy statement/prospectus related thereto, the “Proxy Statement”) and shall file such preliminary proxy statement/prospectus with the SEC and (ii) Parent shall prepare a registration statement on Form S-4 pursuant to which shares of Parent Common Stock issuable in connection with the Transactions will be registered with the SEC (together with any amendments or supplements thereto, the “Registration Statement”), of which the Proxy Statement will be a part, and shall file such Registration Statement with the SEC. The Company, Parent and Merger Sub shall promptly furnish to the other Parties all information concerning themselves and their Affiliates that is required by Law to be included in the Registration Statement or the Proxy Statement, as applicable, and shall provide reasonable cooperation in the preparation of the Registration Statement or the Proxy Statement, as applicable, as may be reasonably requested by Parent or the Company, as applicable. Each of Parent and the Company shall use reasonable best efforts to have the Registration Statement and the Proxy Statement cleared by the SEC as promptly as practicable, including by responding to any comments of the SEC with respect thereto, and the Company shall use reasonable best efforts to mail the Proxy Statement and all other proxy materials for the Company Stockholders Meeting to its stockholders as of the record date for the Company Stockholders Meeting as promptly as practicable after the Registration Statement is declared effective. Except to the extent prohibited by Law, each Party shall notify the other Parties promptly (and in any case within twenty-four (24) hours) of the receipt of any comments from the SEC or its staff and of any request by the SEC or its staff for amendments or supplements to the Registration Statement or the Proxy Statement or for additional information and shall provide the other Parties with copies of all written correspondence between it or any of its Representatives, on the one hand, and the SEC or its staff, on the other hand, with respect to the Registration Statement or the Proxy Statement. The Company shall use reasonable best efforts to cause the Proxy Statement at the date that it (and any amendment or supplement thereto) is first filed or delivered to the stockholders of the Company and at the time of the Company Stockholders Meeting to comply as to form and substance in all material respects with the requirements of the applicable Law; provided that the Company makes no covenant or representation with respect to any information provided by Parent, Merger Sub or any of their Affiliates for inclusion or incorporation by reference in the Proxy Statement. Parent shall use reasonable best efforts to cause the Registration Statement at the date that it (and any amendment or supplement thereto) is first filed and at the Effective Time to comply as to form and substance in all material respects with the requirements of the applicable Law; provided that Parent and Merger Sub make no covenant or representation with respect to any information provided by the Company or any of its Affiliates for inclusion or incorporation by reference in the Registration Statement. If, at any time prior to receipt of the Requisite Company Vote, there occurs any event that should, under the requirements of applicable Law, be set forth in an amendment or supplement to the Proxy Statement or the Registration Statement, including correcting any information that has become false or misleading in any material respect, the Company or Parent, as applicable, shall promptly prepare and file with the SEC an amendment or supplement to the Proxy Statement or Registration Statement, as applicable, and, to the extent required by applicable Law, cause the same to be disseminated to the Company Stockholders. Parent and Merger Sub shall use reasonable best efforts to provide the Company such information as the Company may reasonably request for inclusion in the Proxy Statement and cause such information to comply with all legal requirements applicable thereto. The Company agrees that all information relating to Parent, its Affiliates and its and their respective Representatives included in the Proxy Statement shall be in form and content reasonably satisfactory to Parent, and Parent agrees that all information relating to the Company, its Affiliates and its and their respective Representatives included in the Registration Statement shall be in form and content reasonably satisfactory to the Company. Parent shall use reasonable best efforts to keep the

Registration Statement effective for so long as necessary to consummate the issuances of Parent Common Stock in connection with the Merger.

(b) Except to the extent the Company Board effects a Change of Recommendation in accordance with the terms of Section 5.2(e), the Company shall take, in accordance with applicable Law and its Organizational Documents, all action necessary to establish a record date for, duly call, give notice of, convene and hold the Company Stockholders Meeting as promptly as reasonably practicable after the SEC’s clearance of the Registration Statement.

(c) Once the Company has established a record date for the Company Stockholders Meeting, the Company shall not change or establish a different record date for the Company Stockholders Meeting unless (i) the Company Board determines in good faith, after consultation with its outside legal counsel, that such action is required by applicable Law, (ii) necessary or advisable as a result of any postponement or adjournment of the Company Stockholders Meeting effected pursuant to Section 5.3(d) or (iii) it has obtained the prior written consent of Parent.

(d) The Company will schedule the Company Stockholders Meeting to be held within twenty-five (25) Business Days of the initial mailing of the Proxy Statement; provided that to the extent the Company’s proxy solicitor recommends in writing a later date, the Company may schedule the Company Stockholders Meeting to be held at such later date subject to Parent’s prior written consent (not to be unreasonably withheld, conditioned or delayed). The Company Stockholders Meeting shall not be postponed or adjourned by the Company without Parent’s prior written consent (not to be unreasonably withheld, conditioned or delayed); provided that the Company may, without Parent’s prior consent but after giving written notice to Parent, postpone or adjourn the Company Stockholders Meeting by no more than fifteen (15) Business Days beyond the originally scheduled date (i) to the extent the Company Board determines in good faith, after consultation with its outside legal counsel, that such action is (x) required by applicable Law or (y) reasonably necessary to ensure that any required supplement or amendment to the Proxy Statement is disseminated to the stockholders of the Company for the amount of time required by applicable Law in advance of the Company Stockholders Meeting, or (ii) to the extent the Company has not received proxies representing a sufficient number of shares of Company Common Stock to obtain the Requisite Company Vote, whether or not a quorum is present, or (iii) to the extent reasonably necessary to obtain a quorum to conduct the business of the Company Stockholders Meeting or to obtain the Requisite Company Vote.

(e) Unless the Company Board shall have effected a Change of Recommendation, the Proxy Statement shall include the Company Recommendation and the Company shall use reasonable best efforts to solicit the holders of Shares to obtain the Requisite Company Vote, including soliciting proxies therefor. If requested by Parent, the Company shall promptly provide to Parent voting tabulation reports relating to the Company Stockholders Meeting that have been prepared by the Company or the Company’s transfer agent or proxy solicitor.

5.4. Approval of Sole Stockholder of Merger Sub. Immediately following the execution and delivery of this Agreement, Parent (as Merger Sub’s sole stockholder) shall execute and deliver, in accordance with applicable Law and Merger Sub’s Organizational Documents, a written consent approving this Agreement and promptly provide evidence thereof to the Company. Parent shall take all actions necessary to (a) cause Merger Sub to perform its obligations under this Agreement and to consummate the Merger on the terms and conditions set forth in this Agreement and (b) ensure that, prior to the Effective Time, Merger Sub shall not conduct any business, or incur or guarantee any indebtedness or make any investments, other than as specifically contemplated by this Agreement. Any consent or waiver by Parent under this Agreement shall be deemed to also be a consent or waiver by Merger Sub.

5.5. Cooperation; Efforts to Consummate.

(a) Subject to the other provisions of this Agreement, each Party shall cooperate with the other and use (and shall cause its respective Wholly Owned Subsidiaries to use, and shall instruct and use reasonable best efforts to cause their non-Wholly Owned Subsidiaries to use) reasonable best efforts to take or cause to be taken all actions necessary or advisable on its part under this Agreement and applicable Laws to consummate the Transactions as promptly as reasonably practicable and in any event prior to the Outside Date, including preparing and filing all documentation to effect all necessary filings and notices and seeking to obtain as promptly as reasonably practicable, unless otherwise agreed by Parent and the Company by mutual written consent (provided that any disagreement between the parties with respect to timing shall be subject to the Regulatory Strategy Framework), all consents, registrations, approvals, permits and authorizations necessary or advisable to be obtained from any contractual counterparty or any Governmental Entity in order to consummate the Transactions; provided that in connection with obtaining any such consent or approval from any contractual counterparty, none of the Company, Parent, or any of their respective Affiliates shall be required to, and neither the Company nor any of its Affiliates shall, without the prior written consent of Parent, be permitted to, pay any fees or concede anything of monetary or economic value or otherwise make any accommodation or provide any benefit, in each case, except to the extent expressly set forth in the Airbus Term Sheet or any definitive agreements with respect to the transactions contemplated thereby entered into with the prior written consent of Parent pursuant to Section 5.5(f)(ii) (it being understood that this sentence shall not prohibit the Company from divesting any of the assets set forth in Section 5.5(d) of the Company Disclosure Schedule to the extent consented to by Parent pursuant to Section 5.5(f)(ii)); provided, however, that whether or not the Transactions are consummated, Parent shall be responsible for the payment to any Governmental Entity of all filing fees payable by Parent, the Company or any of their respective Subsidiaries in connection with obtaining the Regulatory Approvals.

(b) In furtherance of the provisions of Section 5.5(a), each of the Company and Parent, as applicable, shall (and shall cause their respective Wholly Owned Subsidiaries to, and shall instruct and use reasonable best efforts to cause their non-Wholly Owned Subsidiaries to):

(i) prepare and file (A) an appropriate filing of a Notification and Report Form pursuant to the HSR Act no later than twenty (20) Business Days after the date of this Agreement, and (B) all other initial filings, notices and reports (or where applicable, drafts thereof) pursuant to all other applicable Antitrust Laws or Foreign Investment Laws or with respect to the other Regulatory Approvals, in each case, as promptly as reasonably practicable after the date of this Agreement; provided that the timing of all such filings described in this Section 5.5(b)(i) shall be subject to the Regulatory Strategy Framework;

(ii) promptly provide or cause to be provided to each Governmental Entity any non-privileged information and documents (x) requested by such Governmental Entity in connection with any applicable Antitrust Law, Foreign Investment Law or other Regulatory Approvals or (y) that are otherwise necessary or advisable to permit consummation of the Transactions as promptly as practicable following any such request or otherwise following the date hereof; and

(iii) contest or defend against any actual, anticipated or threatened Order or Proceeding under any applicable Antitrust Law or Foreign Investment Law seeking to prevent, restrain, prohibit, make illegal, materially impair or materially delay the consummation of the Transactions, including seeking to have any adverse decision, stay or temporary restraining order entered by any court or other Governmental Entity vacated, lifted or reversed.

(c) In furtherance of and without limiting the provisions of Section 5.5(a) and Section 5.5(b), but subject to Section 5.5(d), Parent shall, and shall cause its Subsidiaries to, to the extent necessary to obtain the Regulatory Approvals and to permit the Closing to occur prior to the Outside Date:

(i) propose, negotiate, commit to, effect and agree to, by consent decree, hold separate order, or otherwise, the sale, divestiture, license, holding separate and other disposition of the businesses, assets, properties, product lines, programs, projects and equity or other business interests of the Company or Parent or any of their respective Subsidiaries;

(ii) create, amend, terminate, unwind, divest or assign, subcontract or otherwise secure substitute parties for relationships, ventures or contractual or commercial rights or obligations of the Company or Parent or any of their respective Subsidiaries; and

(iii) take or commit to take any action that would limit or otherwise restrict Parent’s or the Company’s or any of their respective Subsidiaries’ freedom of action, including with respect to, or that would effect changes to the conduct of business of, any businesses, assets, properties, product lines, programs, projects and equity or other business interests, relationships, ventures or contractual rights and obligations of the Company, Parent, and their respective Subsidiaries.

(d) Notwithstanding anything to the contrary set forth in this Agreement, in no event shall (i) any Party or any of its Subsidiaries be required to take, or agree to take, any action set forth in Section 5.5(c) (whether to obtain the Regulatory Approvals or any other approvals with any Governmental Entity) that is not conditioned upon the consummation of the Merger (it being understood that the foregoing shall not prohibit the Company from divesting any of the assets set forth in Section 5.5(d) of the Company Disclosure Schedule, whether or not conditioned upon the consummation of the Merger, to the extent consented to by Parent pursuant to Section 5.5(f)(ii)), (ii) except to the extent expressly provided by the Airbus Term Sheet or any definitive agreements with respect to the transactions contemplated thereby entered into with the prior written consent of Parent pursuant to Section 5.5(f)(ii), the Company or any of its Subsidiaries agree with any Governmental Entity to take any action set forth in Section 5.5(c) (whether to obtain the Regulatory Approvals or any other approvals with any Governmental Entity) without the prior written consent of Parent (it being understood that the foregoing shall not prohibit the Company from divesting any of the assets set forth in Section 5.5(d) of the Company Disclosure Schedule to the extent consented to by Parent pursuant to Section 5.5(f)(ii)), or (iii) Parent or any of its Subsidiaries be required to take or to agree to take any action as set forth in Section 5.5(c) (whether to obtain the Regulatory Approvals or any other approvals with any Governmental Entity) that (A) relates to businesses, assets, properties, product lines, programs, projects, equity or other business interests or other contractual rights and obligations of Parent or any of its Subsidiaries, (B) relates to businesses, assets, properties, product lines, programs, projects, equity or other business interests or other contractual rights and obligations of the Company or any of its Subsidiaries other than as set forth in Section 5.5(d) of the Company Disclosure Schedule or (C) would require Parent to commit to provide prior notice or seek prior approval from any Governmental Entity for or appoint a monitor with respect to any future transaction (any such actions, a “Burdensome Condition”).

(e) Cooperation. Subject to applicable Laws and the other provisions of this Agreement (including Section 5.7), Parent and the Company shall keep the other apprised of the status of matters relating to the completion of the Transactions and work cooperatively in connection with obtaining all consents, registrations, approvals, permits and authorizations relating to the Transactions, including the Regulatory Approvals, any consents or approvals required from any contractual counterparty and the Requisite Company Vote. Parent and the Company shall jointly develop, consult and cooperate with one another with respect to the strategy for obtaining any consents, registrations, approvals, permits or authorizations relating to the Transactions, including the Regulatory Approvals, or responding to any request from, inquiry by, or investigation by any Governmental Entity in connection with this Agreement and the Transactions, including the timing and content of any registrations, filings, agreements, forms, notices, petitions, statements, submissions of information, applications and other documents, communications and correspondence contemplated by, made in accordance with or subject to this Section 5.5. Notwithstanding the foregoing, in the event of any disagreement between the Parties relating to the strategy or appropriate course of action or content of any submission made in connection with obtaining any consents, registrations, approvals, permits or authorizations relating to the Transactions, including the Regulatory Approvals, the Parties shall escalate such dispute to the chief legal counsel of Parent and the general counsel of the Company for resolution. If such dispute is not resolved pursuant to the preceding sentence, Parent shall have the right to make the final determination with respect to such matter (the procedures with respect to determining strategy or appropriate courses of action or content of any submission and resolving any disagreements between the parties with respect thereto described in this sentence and the immediately preceding two sentences, the “Regulatory Strategy Framework”). The Regulatory Strategy Framework shall also apply to any decision of a Party to (i) agree to stay, toll or extend the waiting period under the HSR Act with respect to the Transactions, (ii) withdraw and thereafter refile its Notification and Report Form pursuant to the HSR Act in accordance with 16 C.F.R. § 803.12 and any other applicable Laws or (iii) enter into timing or similar agreements with any Governmental Entity. Parent and the Company shall have the right to review in advance, and, to the extent reasonably practicable, each shall consult with the other on, and consider in good faith the views and comments of the other in connection with, all the information relating to Parent or the Company, as the case may be, any of their respective Subsidiaries and any of its or their respective Representatives, that appears in any filing made with, or written materials delivered or submitted to, any Governmental Entity (including, for the avoidance of doubt, the Proxy Statement and any correspondence with the SEC relating thereto) in connection with the Transactions. If either Party receives a request for additional information or documentary material from any Governmental Entity in connection with the Transactions, then such Party will make, or cause to be made, promptly and after consultation with the other Party, an appropriate response in compliance with such request (and in any event, as soon as reasonably practicable (provided that such timing shall be subject to the Regulatory Strategy Framework), certify compliance with any request for additional information issued pursuant to the HSR Act unless otherwise agreed to by the other Party in writing). Neither the Company nor Parent shall, nor shall either permit any of its Subsidiaries or any of its or their respective Representatives to, participate in any substantive discussion, teleconference, videoconference or meeting with any Governmental Entity in respect of any filings, investigation or other inquiry directly relating to the Transactions unless (to the extent reasonably practicable) it consults with the other in advance and, to the extent permitted by such Governmental Entity, gives the other the opportunity to attend and participate thereat; provided that the foregoing shall not apply to communications or interactions with any Governmental Entity in connection with any filing, investigation, inquiry, or other matter or arrangement that is or was initiated independent of and without relation to the Transactions (it being understood that a filing, investigation or inquiry shall not be deemed to relate to the Transactions solely by virtue of mentioning the other Party) unless the scope of any such investigation, inquiry or other discussion changes to become primarily related to the Transactions, in which case the foregoing shall apply only with respect to communications or interactions to the extent related to the Transactions. Each of the Company and Parent may, as each may determine in good faith is reasonably necessary pursuant to applicable Law, designate competitively sensitive materials and information provided to the other pursuant to this Section 5.5 as “Outside Counsel Only” or “Clean Team Only,” and such materials and information shall be given only to the outside legal counsel or clean team, as the case may be, of the recipient and will not be disclosed by such outside counsel or clean team, as the case may be, to directors, officers or employees of the recipient (unless, in the case of information designated as “Clean Team Only,” the providing party has previously approved such directors, officers or employees being members of the clean team) unless express permission is obtained in advance from the source of the materials (Company or Parent, as the case may be) or its legal counsel, and that any materials shared may be redacted to the extent required by Law before being provided to the other Party or its Representatives; provided that, for the avoidance of doubt, nothing in the foregoing in this sentence shall be deemed an exception to any obligations of the parties under the Clean Team Agreement or the Parent Clean Team Agreement.

(f) Assistance.

(i) Subject to the Regulatory Strategy Framework, the Company shall (and shall cause its Wholly Owned Subsidiaries and its and their respective directors, officers and employees to, and shall instruct and use reasonable best efforts to cause its and its Subsidiaries’ other Representatives and the Company’s non-Wholly Owned Subsidiaries to) cooperate with Parent in good faith to facilitate as promptly as reasonably practicable any potential divestiture of any businesses, assets, properties, product lines, programs, projects and equity or other business interests of the Company and its Subsidiaries proposed by Parent, including by using reasonable best efforts to (A) enter into confidentiality and other customary preliminary agreements with potential acquirers, (B) permit such acquirers to conduct customary due diligence and delivering such information (including an entanglements analysis, tax structuring schematics, a data room, a vendor due diligence report, site visits, a quality of earnings report, management presentations or disclosure schedules) subject to receipt by the Company from such potential acquirers of a confidentiality agreement in form and substance reasonably acceptable to the Company (provided, that the Company shall have the authority to designate information as “Outside Counsel Only” or “Clean Team Only” in its reasonable discretion based on the reasonable advice of outside antitrust counsel, and such materials and information shall be given only to the outside legal counsel or clean team, as the case may be, of the potential acquirer), (C) take such actions (including making any requisite regulatory filings and engaging in any requisite works council consultation or similar processes) and execute or amend such contracts (including any purchase agreement, transition services agreement, manufacturing agreement, intellectual property license agreement, lease agreement, employment agreement or other ancillary agreement) relating to such potential divestiture and (D) obtain as promptly as reasonably practicable all consents, registrations, approvals, permits and authorizations necessary or advisable from any contractual counterparty or any Governmental Entity in order to consummate such potential divestiture, in each case, subject to Section 5.5(d). The Company shall keep Parent apprised of the status of any such potential divestiture and, subject to Section 5.7, shall provide, as promptly as reasonably practicable, Parent with information and access to data and personnel reasonably necessary to permit Parent to (i) expeditiously market the assets or businesses that are the subject of such potential divestiture, (ii) prepare, negotiate and finalize documentation effecting such potential divestiture, and (iii) conduct and complete discussions with contractual counterparties and Governmental Entities related to such potential divestiture (provided, that the Company shall have the authority to designate information as “Outside Counsel Only” or “Clean Team Only” in its reasonable discretion based on the reasonable advice of outside antitrust counsel, and such materials and information shall be given only to the outside legal counsel or clean team, as the case may be, of the potential acquirer). In furtherance of and without limiting the foregoing, the Company and its Subsidiaries shall comply with their respective obligations under the Airbus Term Sheet and any definitive agreements with respect to the transactions contemplated thereby entered into with the prior written consent of Parent pursuant to Section 5.5(f)(ii), and shall not amend, terminate or waive any rights under the Airbus Term Sheet or any definitive agreements with respect to the transactions contemplated thereby entered into with the prior written consent of Parent pursuant to Section 5.5(f)(ii), in each case, without the prior written consent of Parent, and shall use reasonable best efforts to enter into definitive agreements providing for the transactions contemplated by the Airbus Term Sheet on the terms set forth therein as promptly as reasonably practicable, and Parent shall reasonably cooperate with the Company in connection therewith.

(ii) Notwithstanding the foregoing or any provision of Section 5.1 to the contrary, for a period of one hundred twenty (120) days following the date of this Agreement, the Company shall have the right to solicit, direct and control discussions and negotiations with potential acquirers mutually agreed by the Parties (it being acknowledged that the identified potential acquirers set forth in Section 5.5(f)(ii) of the Company Disclosure Schedule have been mutually agreed by the Parties) related to the transactions contemplated by the Airbus Term Sheet and the divestiture of the other assets set forth in Section 5.5(d) of the Company Disclosure Schedule; provided that the Company (1) shall keep Parent reasonably apprised of the status of such discussions or negotiations as promptly as reasonably practicable, (2) shall not provide any non-public information about the Company or any of its Subsidiaries to any such potential acquirer unless such potential acquirer executes a confidentiality agreement with the Company, (3) shall as promptly as reasonably practicable inform Parent and, if in writing, furnish Parent with copies of (or, in the case of oral communications, advise Parent of), any substantive communication from or with any such potential acquirer, and, to the extent reasonably practicable, consult with, and consider in good faith the views of, Parent on any written materials delivered or submitted to, or received from any such potential acquirer, (4) shall not enter into a definitive agreement with any Person providing for or otherwise effecting any such disposition without the prior consent of Parent, including with respect to the final form of all agreements, schedules, exhibits, annexes, certificates and other documents or instruments proposed to be executed and delivered in connection therewith (provided that, during such one hundred and twenty (120)-day period, Parent shall act in good faith in granting or withholding its consent in respect of any definitive agreements with respect to the divestiture of any of the assets described in Section 5.5(d)(iii) of the Company Disclosure Schedule or with respect to the transactions contemplated by the Airbus Term Sheet, to the extent reflecting the terms of the Airbus Term Sheet (except with respect to the divestiture of the assets described in Section 5.5(d)(ii) of the Company Disclosure Schedule, for which Parent’s consent shall not be unreasonably withheld, conditioned or delayed during such period)) and (5) shall, during such period, at the direction of Parent, market the sale of such businesses, assets, properties, product lines, programs, projects and equity or other business interests to any additional third party potential acquirer identified by Parent. If the Company or its applicable Subsidiaries have not, with respect to any portion of the assets specified in Section 5.5(d) of the Company Disclosure Schedule, entered into a definitive agreement providing for a disposition of such assets within one hundred twenty (120) days following the date of this Agreement (or if any such definitive agreement is terminated after the end of such one hundred and twenty (120)-day period), Parent shall at all times thereafter have the option (elected in its sole discretion) to itself solicit, direct and control any or all discussions and negotiations with any third party(ies) relating to the disposition of any such assets; provided that Parent shall keep the Company reasonably apprised of the status of such discussions or negotiations. Each Party shall promptly provide or cause to be provided to the other Party information and documents reasonably requested by the other Party in connection the disposition of the assets specified in Section 5.5(d) of the Company Disclosure Schedule and the transactions contemplated by the Airbus Term Sheet.

(iii) Notwithstanding anything to the contrary in this Section 5.5 or Section 5.1, it is acknowledged by Parent that the Company and its Subsidiaries have certain obligations under the Airbus Term Sheet and that the Company and its Subsidiaries are permitted to comply with the terms and conditions expressly set forth in the Airbus Term Sheet and any definitive agreements with respect to the transactions contemplated thereby entered into with the prior written consent of Parent pursuant to Section 5.5(f)(ii). Parent acknowledges and agrees (including for purposes of Section 1.1) that the closing of the transactions contemplated by the Airbus Term Sheet is intended to occur immediately prior to the Closing under this Agreement, and that, if all of the conditions to Closing in Section 6.1 and Section 6.2 have been satisfied or waived (other than Section 6.2(f) and those conditions that by their nature are to be satisfied at the Closing), Parent shall (A) comply with its and its Subsidiaries’ obligations expressly set forth in the Airbus Term Sheet and any definitive agreements with respect to the transactions contemplated thereby entered into with the prior written consent of

Parent pursuant to Section 5.5(f)(ii) and (B) implement and effect, for the benefit of the Company and its Subsidiaries, payments to the Company and its Subsidiaries to satisfy any cash shortfall to enable the Company and its Subsidiaries to effect the closing of the transactions contemplated by the Airbus Term Sheet.

(g) Without limitation to Section 5.5(d), the Company shall not, under any circumstance, be required to pay or commit to pay any amount or incur any obligation in favor of or offer or grant any accommodation (financial or otherwise, regardless of any provision to the contrary in the underlying Contract) to any Person to obtain any consents or approvals (or to avoid any termination, step-in or other rights of the contractual counterparty adverse to the Company, in each case, that would be triggered by the entry into this Agreement or the consummation of the Transactions) required from any contractual counterparty in connection with the entry into this Agreement or the consummation of the Transactions, including in connection with the actions set forth in this Section 5.5, in each case, that is not conditioned upon the consummation of the Transactions.

5.6. Status and Notifications. Each of the Company and Parent shall keep the other reasonably apprised of the status of matters relating to the completion of the Transactions, including, as promptly as practicable, notifying the other of any notices or communications received by Parent or the Company, as the case may be, or any of their respective Affiliates, from any third party with respect to the Transactions and, as promptly as practicable following such receipt, furnishing the other with, if applicable, copies of notices or other communications.

5.7. Information and Access.

(a) Subject to applicable Law, from the date of this Agreement and continuing until the earlier of the Effective Time and the termination of this Agreement in accordance with the terms of Article VII, (i) the Company shall (and shall cause its Subsidiaries to), afford Parent and its Representatives reasonable access, at Parent’s sole cost and expense, in a manner as not to unreasonably interfere with the operations of the Company and its Subsidiaries, during normal business hours and upon reasonable advance notice, to the employees, officers, agents, facilities, books and records of the Company and its Subsidiaries and (ii) the Company shall (and shall cause its Subsidiaries to) furnish promptly to Parent all other information and documents concerning or regarding its businesses, properties and assets and personnel as may reasonably be requested by Parent; provided, however, that nothing in this Agreement shall require the Company or any of its Subsidiaries to provide access or to disclose information if such access or disclosure would, or would reasonably be expected to, (A) contravene any applicable Law (including Data Protection Laws) or Pandemic Measure, (B) result in the waiver of or otherwise jeopardize any attorney-client privilege or protection (including attorney-client privilege, attorney work-product protections and confidentiality protections) or other applicable legal privilege or protection, (C) in the reasonable determination of the Company, after consultation with outside legal counsel, expose the Company or any of its Subsidiaries to risk of material liability with respect to the violation of any confidentiality provision of any Contract or disclosure of sensitive, confidential or personal information or would cause competitive harm to the Company, its Subsidiaries or their respective businesses if the Transactions are not consummated, (D) involve any invasive investigations, sampling or testing with respect to any environmental matters, (E) result in the disclosure of any Trade Secrets in a manner that would result in any such Trade Secrets no longer being protected as such under applicable Law following such disclosure; provided, however, that in each case of clauses (A), (B), (C), or (E), the Company and Parent shall use reasonable best efforts to communicate, or make reasonable substitute arrangements, if applicable and as may be mutually agreed, to make available, the applicable information or documents to Parent in a manner that would not violate applicable Law, Pandemic Measure, result in such loss of legal privilege or protection, or Contract, expose the Company to risk of material liability or result in such Trade Secret no longer being protected as such under applicable Law (as applicable), including pursuant to customary clean team, joint defense or similar arrangements. To the extent that any of the information or documents furnished or otherwise made available pursuant to this Section 5.7 or otherwise in accordance with the terms and conditions of this Agreement, the Confidentiality Agreement or the Parent Confidentiality Agreement constitutes information or documents that may be subject to an attorney-client privilege or protection (including attorney-client privilege, attorney work-product protections and confidentiality protections) or any other applicable privilege or protection concerning pending or threatened Proceedings, the Parties (x) understand and agree that they have a commonality of interest with respect to such matters and it is their desire, intention and mutual understanding that the sharing of such material and information is not intended to, and shall not, waive or diminish in any way the confidentiality of such material or information or its continued protection under such privileges and protections and (y) shall use reasonable best efforts to ensure that disclosure thereof does not result in the loss of any such privilege or protection, including entering into a joint defense agreement or other arrangements.

(b) All information and documents disclosed or otherwise made available in connection with this Agreement and the Transactions shall be governed by the terms and conditions of the Confidentiality Agreement, the Clean Team Agreement, the Parent Confidentiality Agreement and the Parent Clean Team Agreement, as applicable, and subject to applicable Laws relating to the exchange or sharing of information and any restrictions or requirements imposed by any Governmental Entity. The Parties expressly agree that, notwithstanding any provision of the Confidentiality Agreement, the Clean Team Agreement, the Parent Confidentiality Agreement or the Parent Clean Team Agreement to the contrary, the Confidentiality Agreement, the Clean Team Agreement, the Parent Confidentiality Agreement and the Parent Clean Team Agreement shall continue in full force and effect until the earlier of (i) the Closing and (ii) twelve (12) months following termination of this Agreement in accordance with its terms.

(c) In furtherance of and without limiting the foregoing, from the date of this Agreement until the earlier of termination of this Agreement or the Effective Time, the Company shall provide Parent and its Representatives with the information and access described in Section 5.7(c) of the Company Disclosure Schedule.

(d) For the avoidance of doubt, the Company and its Subsidiaries shall only be required to provide Parent or its Representatives access or information pursuant to this Section 5.7 in connection with this Agreement and the Transactions.

(e) Notwithstanding anything to the contrary in this Agreement, following the initiation and during the pendency of any Proceeding between or among the Parties (or any of their respective Affiliates) in which the Company and Parent (or their respective Affiliates) are adverse parties, this Section 5.7 shall not require either Party or its respective Affiliates to provide access or to disclose information in connection with any such Proceeding.

5.8. Publicity. The initial press releases with respect to the Transactions shall be issued by the Company and Parent separately and shall be, in all material respects, as mutually agreed upon by the Parties. Thereafter, so long as this Agreement is in effect and has not been terminated in accordance with Article VII, the Parties shall consult with each other, and provide each other with a reasonable opportunity for review and give due consideration to reasonable comments by each other, prior to issuing any press releases or other public statements, disclosures or communications with respect to the Transactions, except (a) as may be required by applicable Law, national stock exchange rule or listing agreement of any of the Parties, (b) with respect to any Change of Recommendation made in accordance with Section 5.2 or Parent’s responses thereto or (c) with respect to any determination by the Company in accordance with Section 5.2 relating to any Acquisition Proposal or any Superior Proposal or Parent’s response thereto. Notwithstanding the foregoing to the contrary, the Parties and their respective Representatives may make any public statements, disclosures or communications (i) to the extent such statements, disclosures or communications are not inconsistent with the Proxy Statement or previous public statements, disclosures or communications made by the Company and Parent in accordance with this Section 5.8 and would not otherwise require the other Party to make additional public disclosure or to the extent such statements, disclosures or communications have been reviewed and previously approved by both the Company and Parent and (ii) in connection with a litigation where the Company or any of its Affiliates, on the one hand, and Parent or any of its Affiliates, on the other hand, are adverse parties or reasonably likely to become adverse parties.

5.9. Employee Benefits.

(a) Parent agrees that each employee of the Company and its Subsidiaries at the Effective Time who continues to remain employed with the Company or its Subsidiaries after the Effective Time (a “Continuing Employee”) shall, during the period commencing at the Effective Time and ending on the twelve (12) month anniversary of the Effective Time, be provided with (i) a base salary or base wage that is no less favorable than the base salary or base wage provided by the Company and its Subsidiaries to each such Continuing Employee immediately prior to the Effective Time, (ii) the same work location (or a work location no more than fifty (50) miles from the work location as of the Effective Time), (iii) total short-term target incentive compensation opportunities that are substantially comparable in the aggregate to those provided to each such Continuing Employee immediately prior to the Effective Time (provided that Parent shall not be obligated to provide such incentives in the form of equity or equity-based compensation) and (iv) retirement and health and welfare benefits to each Continuing Employee that are substantially comparable in the aggregate to those provided to such Continuing Employee immediately prior to the Effective Time; provided, however, that the requirements of this sentence shall not apply to Continuing Employees who are covered by a collective bargaining agreement or as otherwise required by applicable Law.

(b) To the extent a Continuing Employee becomes eligible for a Parent Benefit Plan, Parent shall, or shall cause the Surviving Corporation to, subject to applicable Law and the terms of the applicable plan or arrangement, (i) cause any pre-existing conditions or limitations and eligibility waiting periods under any Parent Benefit Plans providing health and welfare benefits to be waived with respect to the Continuing Employees and their eligible dependents, (ii) give each Continuing Employee credit for the plan year in which such Continuing Employee first becomes eligible to participate in such Parent Benefit Plans towards applicable deductibles and annual out-of-pocket limits for medical expenses incurred by the Continuing Employee and his or her eligible dependents during such plan year for which payment has been made and (iii) give each Continuing Employee full service credit for such Continuing Employee’s employment with the Company and its Subsidiaries and their respective predecessors for purposes of vesting, benefit accrual and eligibility to participate under each applicable Parent Benefit Plan (to the extent a Parent Benefit Plan is not already closed to new participants), as if such service had been performed with Parent, except for benefit accruals under defined benefit pension plans, for purposes of qualifying for subsidized early retirement benefits or to the extent it would result in a duplication of benefits for the same period of service.

(c) In the event that the Closing occurs on or prior to the end of the applicable performance period for annual incentives in respect of the calendar year in which the Closing occurs, or prior to the payment of such annual incentives, each Continuing Employee that is a participant in a Company Benefit Plan that is an annual cash incentive plan shall be eligible to receive a cash bonus for such period (the “Annual Bonus”) that shall be determined as follows: (i) if the Closing takes place during the first quarter of such calendar year, then the Annual Bonus shall be in an amount equal to the bonus that such Continuing Employee would have earned based upon actual performance as determined reasonably and in good faith by Parent, based on attainment of the actual level of the applicable performance criteria for the performance period (and after giving appropriate effect to the Transactions and actions taken by Parent in connection therewith that affect the Surviving Corporation and its Subsidiaries); (ii) if the Closing takes place during the second or third quarter of such calendar year, then the Annual Bonus shall be in an amount equal to the sum of (A) the Annual Bonus that such Continuing Employee would have earned based upon actual performance (with determinations of actual performance made by the Company Compensation Committee, in consultation with Parent, immediately prior to the Effective Time based upon a good faith estimate of the full-year results) and pro-rated based on the number of days in the applicable portion of the performance period that have elapsed as of the Effective Time and (B) the Annual Bonus that such Continuing Employee would have earned based upon actual performance as determined reasonably and in good faith by Parent, based on attainment of the actual level of the applicable performance criteria for the performance period (and after giving appropriate effect to the Transactions and actions taken by Parent in connection therewith that affect the Surviving Corporation and its Subsidiaries) and pro-rated for the period following the Effective Time through the remainder of the applicable performance period; and (iii) if the Closing takes place during the fourth quarter of such calendar year or after the end of such calendar year but prior to the payment of the Annual Bonus, then the Annual Bonus shall be in an amount equal to the bonus that such Continuing Employee would have earned based upon actual performance (with determinations of actual performance made by the Company Compensation Committee, in consultation with Parent, immediately prior to the Effective Time based upon a good faith estimate of the full-year results to the extent the Effective Time precedes the availability of final results); provided that, with respect to the portion of the Annual Bonus determined by the Company Compensation Committee, if any, actual performance shall be adjusted at the discretion of the Company Board or Company Compensation Committee, as applicable, in good faith, to account for any consequences of the Transactions on the applicable performance targets. Unless more favorable treatment is otherwise provided pursuant to a Company Benefit Plan, if a Continuing Employee incurs a Qualifying Termination prior to the payment date of the Annual Bonus, Parent shall, or shall cause the Surviving Corporation or their respective Subsidiaries to, pay the portion of the Annual Bonus determined by the Company Compensation Committee, if any, prorated to reflect the number of days the Continuing Employee was employed during the applicable performance period, to such Continuing Employee, at the same time or times that the Annual Bonus is payable to other similarly situated employees, but in no event later than March 15 of the year following the year in which the applicable performance period ends. For the avoidance of doubt, payment of any portion of the Annual Bonus under this Section 5.9(c) (including amounts payable upon a Qualifying Termination prior to the payment date of the Annual Bonus) shall be made only to the extent it would not result in a duplication of payments of a Continuing Employee’s Annual Bonus under any Company Benefit Plan.

(d) Parent acknowledges that the consummation of the Merger shall be a “change in control” for purposes of the Company Benefit Plans, as applicable, and shall cause the Surviving Corporation to, honor all employee benefit obligations to current and former employees under the Company Benefit Plans in accordance with their terms.

(e) Prior to the Effective Time, if requested by Parent in writing at least ten (10) Business Days preceding the Effective Time, to the extent permitted by applicable Law and the terms of the applicable plan or arrangement, the Company shall cause the Company 401(k) Plan to be terminated effective immediately prior to the Effective Time and contingent upon the occurrence of the Merger. In the event that Parent requests that the Company 401(k) Plan be terminated, (i) the Company shall provide Parent with evidence that such Company 401(k) Plan has been terminated (the form and substance of which shall be subject to reasonable review and comment by Parent) not later than two (2) days immediately preceding the Effective Time, and (ii) Parent shall establish or designate one or more 401(k) plans (the “Parent 401(k) Plans”) in which the Continuing Employees shall be eligible to participate as of the Effective Time. Company shall take any and all actions as may be required, including amendments to the Company 401(k) Plan, to permit the Continuing Employees who participated in the Company 401(k) Plan as of the date such plan is terminated and who elect such direct rollover in accordance with the terms of the Company 401(k) Plan and the Code to make rollover contributions to the Parent 401(k) Plan of “eligible rollover distributions” (within the meaning of Section 401(a)(31) of the Code, including, subject to the next sentence, the in-kind rollover of promissory notes evidencing all outstanding loans) in an amount equal to the full account balance distributed to such employee from the Company 401(k) Plan. Company and Parent shall cooperate in good faith to work with the Company 401(k) Plan and Parent 401(k) Plan recordkeepers to develop a process and procedure for effecting the in-kind direct rollover of promissory notes evidencing participant loans from the Company 401(k) Plan to the Parent 401(k) Plan, and the obligation of the Company 401(k) Plan to permit the direct rollover of loan promissory notes is conditioned on the development of a loan rollover process and procedure that is acceptable to the respective recordkeepers.

(f) Prior to (i) making any broad based written or oral communications (except where such oral communications are immaterial or substantially similar to previously reviewed written communications) to the directors, officers or employees of the Company or any of its Subsidiaries pertaining to compensation or benefit matters that are directly related to the Transactions or (ii) formally or informally commencing any information or consultation exercise with any employee representative body, labor organization, labor union, works council or similar organization representing Company Employees that is directly related to the Transactions, the Company shall use its reasonable best efforts to provide Parent with an advance copy of the intended communication, Parent shall have a reasonable period of time to review and comment on the communication, and the Company shall consider any such comments in good faith.

(g) Nothing set forth in this Agreement is intended to (i) be deemed or construed to be an amendment or other modification to any particular Company Benefit Plan or Parent Benefit Plan, (ii) restrict or prevent Parent, the Surviving Corporation or any of their Affiliates from amending, modifying or terminating any Company Benefit Plan or Parent Benefit Plan, as applicable, after the Effective Time, in accordance with their terms, (iii) confer upon any Person any right to continue in the employ or service of Parent, the Surviving Corporation, or any of their Affiliates, or interfere with or restrict in any way the rights of, Parent, the Surviving Corporation or any of their Affiliates to discharge or terminate the services of any Continuing Employee at any time for any reason whatsoever, with or without cause, after the Effective Time, or (iv) give or create any third-party beneficiary rights in any employee of the Company or any of its Subsidiaries, any beneficiary or dependent thereof, or any collective bargaining representative thereof, with respect to the compensation, terms and conditions of employment or benefits that may be provided to any Continuing Employee by Parent, the Surviving Corporation or any of their Affiliates or under any benefit plan which Parent, the Surviving Corporation or any of their Affiliates may maintain.

5.10. Indemnification; Directors’ and Officers’ Insurance.

(a) Parent and Merger Sub agree that all rights to indemnification, being held harmless and exculpation and limitation from liabilities, including advancement of expenses, for facts, events, matters, acts or omissions occurring at or prior to the Effective Time, whether asserted or claimed prior to, at or after the Effective Time (including any matters arising in connection with this Agreement and the Transactions), existing in favor of any current or former director or officer of the Company (each, a “D&O Indemnified Party”), as provided in the Organizational Documents of the Company as in effect on the date of this Agreement, shall survive the Merger and shall continue in full force and effect in accordance with their terms, and Parent shall, and shall cause the Surviving Corporation to, comply with, perform and honor all such obligations to the fullest extent permitted under applicable Law and to the fullest extent required by such Organizational Documents. For a period of six (6) years from the Effective Time, Parent shall, and shall cause the Surviving Corporation to, (i) maintain in effect in the Surviving Corporation’s certificate of incorporation and bylaws the exculpation and limitation from liabilities, being held harmless, indemnification and advancement of expenses provisions equivalent in all respects to the provisions of the Organizational Documents of the Company as in effect immediately prior to or at the Effective Time with respect to facts, events, matters, acts or omissions occurring at or prior to the Effective Time, whether asserted or claimed prior to, at or after the Effective Time (including any matters arising in connection with this Agreement and the Transactions) and (ii) not amend, repeal or otherwise modify any such provisions in any manner that would adversely affect the rights thereunder of any D&O Indemnified Party. Without limitation to the foregoing, Parent shall, and shall cause the Surviving Corporation and its Subsidiaries as of the Effective Time to, comply with, perform and honor the obligations of the Company and its Subsidiaries under any indemnification Contracts between any D&O Indemnified Party, on the one hand, and the Company or any of its Subsidiaries, on the other hand, in effect prior to the date of this Agreement (to the extent copies thereof, or the form thereof, was made available to Parent or its outside legal counsel prior to the date of this Agreement), and Parent shall not (and shall cause the Surviving Corporation and its Subsidiaries as of the Effective Time not to) amend, repeal or otherwise modify any such Contracts in any manner that would adversely affect in any respect the rights thereunder of any such D&O Indemnified Party. For the avoidance of doubt, Parent’s obligations to comply with, perform and honor any obligations set forth in this Section 5.10(a) shall be independent obligations of Parent that shall be effective only to the extent that the Company would be permitted to comply with, perform and honor such obligations under applicable Law.

(b) Prior to the Effective Time, (i) the Company shall, or, if the Company is unable to, Parent shall cause the Surviving Corporation as of the Effective Time to, purchase from the Company’s directors’ and officers’ liability insurance carrier as of the date of this Agreement or from one or more insurance carriers with the same or better credit rating as such carrier, a six (6)-year prepaid “tail” policy, with terms, conditions, retentions and limits of liability that are no less favorable to the insureds than the coverage provided under the Company’s existing policies of directors’ and officers’ liability insurance and fiduciary liability insurance with respect to facts, events, matters, acts or omissions arising at or before the Effective Time, whether asserted or claimed prior to, at or after the Effective Time (including any matters arising in connection with this Agreement and the Transactions), and (ii) Parent shall cause such policy to be maintained in full force and effect, for its full term, and cause all obligations thereunder to be honored by the Surviving Corporation; provided that the Company shall not pay, and the Surviving Corporation shall not be required to pay, in excess of 300% of the last annual premium paid by the Company in respect of such “tail” policy. If the Company or the Surviving Corporation for any reason fails to obtain such “tail” insurance policies prior to or as of the Effective Time, Parent shall, for a period of six (6) years from the Effective Time, cause the Surviving Corporation to maintain in effect the current policies of directors’ and officers’ liability insurance and fiduciary liability insurance maintained by the Company as of the date of this Agreement with the Company’s directors’ and officers’ liability and fiduciary liability insurance carriers as of the date of this Agreement or one or more insurance carriers with the same or better credit rating as the applicable carrier with respect to matters arising prior to or at the Effective Time; provided that, after the Effective Time, Parent shall not be required to pay annual premiums in excess of 300% of the last annual premium paid by the Company in respect of the coverage required to be obtained by this Section 5.10, but, in such case, shall purchase as much coverage as practicable for such amount.

(c) Notwithstanding anything herein to the contrary, all rights to indemnification, being held harmless and exculpation and limitation from liabilities, including advancement of expenses, contemplated by this Section 5.10 in respect of any Proceeding or claim pending as of or asserted on or prior to the sixth (6th) anniversary of the Effective Time in respect of facts, events, matters, acts or omissions occurring at or before the Effective Time shall continue until the final disposition of such Proceeding or resolution of such claim so long as such D&O Indemnified Party provides written notice such Proceeding or claim to the Surviving Corporation on or prior to the sixth (6th) anniversary of the Effective Time.

(d) In the event that Parent or the Surviving Corporation (or any of their respective successors or assigns) (i) consolidates with or merges into any other Person and is not the continuing or surviving Person of such consolidation or merger, or (ii) transfers or conveys all or substantially all of its properties and assets to any Person, then, and in each such case, proper provision shall be made so that the successors and assigns of Parent or the Surviving Corporation (as the case may be) shall assume all of the obligations thereof set forth in this Section 5.10.

(e) This Section 5.10 shall survive the consummation of the Merger and is intended to benefit, and shall be enforceable by, each of the D&O Indemnified Parties and their respective heirs and legal representatives, and shall not be terminated or modified in such a manner as to adversely affect any D&O Indemnified Party without the written consent of such affected D&O Indemnified Party. The Surviving Corporation shall pay all reasonable expenses, including reasonable attorneys’ fees, that may be incurred by any D&O Indemnified Party in enforcing its indemnity and other rights under this Section 5.10 if such D&O Indemnified Party provides an undertaking to the Surviving Corporation in advance of any attempts to enforce such rights to repay such expenses if it is ultimately adjudicated that such D&O Indemnified Party is not entitled to indemnification or advancement of expenses to the Surviving Corporation under this Section 5.10. The rights provided under this Section 5.10 are cumulative with, and not exclusive of, any other rights to which any D&O Indemnified Party is entitled, whether pursuant to the Organizational Documents of the Company or any of its Subsidiaries, applicable Laws or Contracts, or otherwise. Nothing in this Agreement is intended to, shall be construed to or shall release, waive or impair any rights to insurance claims under any policy that is or has been in existence with respect to the Company or any of its Subsidiaries for any of their respective directors or officers.

5.11. Financing Cooperation. The Company shall use reasonable best efforts to assist and cooperate with Parent upon Parent’s request in connection with Parent’s payoff, termination and discharge of the Company’s outstanding Indebtedness identified by Parent in writing and delivered to the Company at least fifteen (15) days prior to the date on which the Company would be required to deliver a notice of redemption or prepayment to the trustee, agent or similar Person, as applicable, under the applicable Company Existing Debt Agreement, including by (a) executing and delivering prepayment notices (or obtaining a waiver of the requirement to deliver such prepayment notice) in accordance with and as required by the documentation governing such Indebtedness that Parent will seek to repay at the Closing, and (b) delivering (or causing to be delivered) to Parent (preceded by drafts of the same at least three Business Days prior to the Closing) executed payoff letters (or similar documents) in customary form reasonably acceptable to Parent in respect of such Indebtedness, which shall provide for the aggregate amount required to be paid for the satisfaction of such Indebtedness and, upon receipt of the amount specified and to the extent applicable, release and termination of all Encumbrances and guarantees in connection therewith and authorization of the Company or its designee to file such customary collateral releases to be effected at the Closing, including financing termination statements and other customary instruments and filing documents necessary to reflect the release of such Encumbrances and (c) providing such other customary cooperation relating to the foregoing that Parent may reasonably request. Parent acknowledges and agrees that Parent’s obligation (or those of any of its Affiliates (including Merger Sub)) to consummate the Transactions are not in any way contingent upon or otherwise subject to, and there is no condition to the Closing requiring, (A) the consummation of any payoff, termination or discharge (in whole or in part) of any of the Company’s outstanding Indebtedness or (B) the obtaining (whether by Parent, the Company or any of their respective Affiliates (including, in the case of Parent, Merger Sub)) of any consents, amendments or waivers from the requisite lenders, noteholders, agents, trustees or similar Persons, as applicable, under the applicable Company Existing Debt Agreement that are required thereunder in order to permit the consummation of the Transactions or to effectuate any payoff, termination or discharge (in whole or in part) of any of the Company’s outstanding Indebtedness.

5.12. Takeover Statutes. Subject to applicable Law, if any Takeover Statute is or becomes applicable to the Transactions, each of the Company and Parent and their respective directors shall grant such approvals and shall take such actions within their control as are reasonably necessary and advisable and permitted under applicable Law to eliminate or minimize the effects of any such Takeover Statutes on the Transactions.

5.13. Section 16 Matters. Prior to the Effective Time, the Company and, if applicable, Parent shall take all such actions as may be necessary or advisable to cause the Transactions, including any dispositions of equity securities of the Company (including derivative securities) by any individual who is subject to the reporting requirements of Section 16(a) of the Exchange Act with respect to the Company, or the acquisitions of equity securities of Parent Common Stock (including derivative securities) resulting from the Transaction by any individual who will become subject to the reporting requirements of Section 16(a) of the Exchange Act with respect to Parent upon the Closing, to be exempt under Rule 16b-3 promulgated under the Exchange Act, to the extent permitted by applicable Law.

5.14. Transaction Litigation. The Company shall (i) give Parent prompt notice of any Proceeding filed, or, to the Knowledge of the Company, threatened in writing, against the Company, any of its Subsidiaries or any of their respective Representatives, by any holders of the Shares of the Company in each case to the extent related to this Agreement or the Transactions (such litigation, “Transaction Litigation”), (ii) give Parent a reasonable opportunity to participate in (at Parent’s sole expense and subject to execution of a customary joint defense agreement) the defense or settlement of any Transaction Litigation and (iii) consult with Parent with respect to the defense, settlement and prosecution of any Transaction Litigation and consider in good faith Parent’s advice with respect to such Transaction Litigation; provided, however, that the Company shall not settle or offer to settle any Transaction Litigation without the prior written consent of Parent (such consent not to be unreasonably withheld, conditioned or delayed). The Company shall also give Parent prompt notice of any other Proceeding filed, or, to the Knowledge of the Company, threatened in writing, against the Company, any of its Subsidiaries or any of their respective Representatives to the extent related to this Agreement or the Transactions.

5.15. Delisting and Deregistration. Prior to the Closing Date, the Company shall use reasonable best efforts to take, or cause to be taken, all actions, and do or cause to be done all things reasonably necessary or advisable on its part under applicable Laws, including, for the avoidance of doubt, the rules and policies of NYSE, to enable the delisting by the Surviving Corporation of the Shares from NYSE as of or as promptly as practicable after the Effective Time and to facilitate the commencement of the deregistration of the Shares under the Exchange Act as promptly as practicable after the Effective Time

5.16. Resignations. Upon Parent’s written request at least ten (10) Business Days prior to the Closing Date, the Company shall use reasonable best efforts to cause any member of the Company Board to execute and deliver a letter to the Company effectuating his or her resignation therefrom subject to, and effective as of, the Effective Time.

5.17. Parent Forbearances. From the date of this Agreement until the earlier of the Effective Time and the termination of this Agreement, and except (i) as required or expressly permitted or contemplated by this Agreement, (ii) as required by applicable Law or (iii) consented to in writing by the Company (which consent shall not be unreasonably withheld, conditioned or delayed), Parent shall not:

(a) amend the certificate of incorporation of Parent in any manner that would be materially adverse to the Company or the Company Stockholders;

(b) adopt a plan of complete or partial liquidation, dissolution, merger, restructuring, recapitalization, or other reorganization of Parent;

(c) declare, set aside or pay any dividend or other distribution with respect to the capital stock of Parent; or

(d) agree or commit to do any of the foregoing.

5.18. Stock Exchange Listing. Parent shall use its reasonable best efforts to cause the shares of Parent Common Stock to be issued in the Merger to be listed on the NYSE, subject to official notice of issuance.

ARTICLE VI

Conditions to Closing

6.1. Conditions to Each Party’s Obligation to Effect the Closing. The respective obligations of each Party to effect the Closing are subject to the satisfaction or waiver at or prior to the Closing of each of the following conditions:

(a) Company Stockholder Approval. The Requisite Company Vote shall have been obtained.

(b) Regulatory Approvals. The applicable statutory waiting period (and any extension thereof) under the HSR Act and, if applicable, any contractual waiting periods under any timing agreements with a Governmental Entity applicable to the consummation of the Transactions shall have expired or been earlier terminated and all required approvals set forth in Section 6.1(b) of the Company Disclosure Schedule shall have been obtained (collectively, the “Regulatory Approvals”).

(c) No Legal Prohibition. No Governmental Entity shall have enacted, issued, promulgated, enforced or entered any Order or Law that continues to be in effect and prohibits the consummation of the Merger.

(d) Registration Statement. The Registration Statement shall have been declared effective, and no stop order suspending the effectiveness thereof shall be in effect, and no Proceedings for such purpose shall be pending before or threatened by the SEC.

(e) Stock Exchange Listing. The shares of Parent Common Stock to be issued in the Merger shall have been approved for listing on the NYSE, subject to official notice of issuance.

6.2. Conditions to Parent’s and Merger Sub’s Obligation to Effect the Closing. The obligations of Parent and Merger Sub to effect the Closing are also subject to the satisfaction or waiver by Parent at or prior to the Closing of each of the following conditions:

(a) Representations and Warranties. (i) The representations and warranties of the Company set forth in Section 3.1 (Organization, Good Standing and Qualification), Section 3.24 (Takeover Statutes; No Stockholder Rights Plan) and Section 3.25 (Brokers and Finders) shall be true and correct in all respects (giving effect to any “materiality,” “Material Adverse Effect” or other qualifiers set forth therein) as of the date of this Agreement and as of the Closing as though made as of the Closing (except to the extent that any such representation and warranty expressly speaks as of a particular date or period of time, in which case such representation and warranty shall be so true and correct as of such particular date or period of time), (ii) the representations and warranties of the Company set forth in Section 3.2(e) (Capital Structure) and Section 3.3 (Corporate Authority; Approval and Fairness)

shall be true and correct in all material respects as of the date of this Agreement and as of the Closing as though made as of the Closing (except to the extent that any such representation and warranty expressly speaks as of a particular date or period of time, in which case such representation and warranty shall be so true and correct as of such particular date or period of time), (iii) the representations and warranties set forth in Section 3.2(a), Section 3.2(b) and Section 3.2(d) (Capital Structure) shall be true and correct in all respects (other than in respect of de minimis inaccuracies) as of the date of this Agreement and as of the Closing as though made as of the Closing (except to the extent that any such representation and warranty expressly speaks as of a particular date or period of time, in which case such representation and warranty shall be so true and correct as of such particular date or period of time), (iv) the representations and warranties set forth in Section 3.10(a) shall be true and correct in all respects as of the date of this Agreement and (v) the other representations and warranties of the Company set forth in Article III without giving effect to any “materiality” or “Material Adverse Effect” qualifier set forth therein, shall be true and correct as of the date of this Agreement and as of the Closing as though made as of the Closing (except to the extent that any such representation and warranty expressly speaks as of a particular date or period of time, in which case such representation and warranty shall be so true and correct as of such particular date or period of time), except, in the case of this clause (v) only, for any failure of any such representation and warranty to be so true and correct that would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.

(b) Performance of Obligations of the Company. The Company shall have performed in all material respects all obligations required to be performed by it under this Agreement at or prior to the Closing.

(c) No Material Adverse Effect. Since the date of this Agreement, there shall not have occurred any Material Adverse Effect or any event that would reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect, except that none of the matters set forth on Section 6.2(c) of the Company Disclosure Schedule shall constitute or be taken into account in determining whether a Material Adverse Effect has occurred for purposes of this Section 6.2(c).

(d) Company Closing Certificate. Parent shall have received a certificate signed on behalf of the Company by a duly authorized officer of the Company certifying that the conditions set forth in Section 6.2(a), Section 6.2(b) and Section 6.2(c) have been satisfied.

(e) No Burdensome Condition. The Regulatory Approvals shall have been obtained, in each case, without the imposition of a Burdensome Condition.

(f) Divestitures. The Company shall have completed the divestitures of the assets specified in Section 5.5(d)(i) of the Company Disclosure Schedule.

6.3. Conditions to the Company’s Obligation to Effect the Closing. The obligation of the Company to effect the Closing is also subject to the satisfaction or waiver by the Company at or prior to the Closing of each of the following conditions:

(a) Representations and Warranties. (i) The representations and warranties of Parent and Merger Sub set forth in Section 4.1(a) and Section 4.3 shall be true and correct in all respects (giving effect to any “materiality,” “Parent Material Adverse Effect” or other qualifiers set forth therein) as of the date of this Agreement and as of the Closing as though made as of the Closing (except to the extent that any such representation and warranty expressly speaks as of a particular date or period of time, in which case such representation and warranty shall be so true and correct in all material respects as of such particular date or period of time), (ii) the representations and warranties of Parent and Merger Sub set forth in Section 4.2(d) and Section 4.4 shall be true and correct in all material respects as of the date of this Agreement and as of the Closing as though made as of the Closing (except to the extent that any such representation and warranty expressly speaks as of a particular date or period of time, in which case such representation and warranty shall be so true and correct as of such particular date or period of time), (iii) the representations and warranties set forth in Section 4.2(a), Section 4.2(b) and Section 4.2(c) shall be true and correct in all respects (other than in respect of de minimis inaccuracies) as of the date of this Agreement and as of the Closing as though made as of the Closing (except to the extent that any such representation and warranty expressly speaks as of a particular date or period of time, in which case such representation and warranty shall be so true and correct as of such particular date or period of time), (iv) the representations and warranties set forth in Section 4.11 shall be true and correct in all respects as of the date of this Agreement and (v) the other representations and warranties of Parent and Merger Sub set forth in Article IV, without giving effect to any “materiality” or “Parent Material Adverse Effect” qualifier set forth therein, shall be true and correct in all respects as of the date of this Agreement and as of the Closing as though made as of the Closing (except to the extent that any such representation and warranty expressly speaks as of a particular date or period of time, in which case such representation and warranty shall be so true and correct in all respects as of such particular date or period of time), except, in the case of this clause (v) only, for any failure of any such representations and warranties to be so true and correct that would not, individually or in the aggregate, reasonably be expected to have a Parent Material Adverse Effect.

(b) Performance of Obligations of Parent and Merger Sub. Each of Parent and Merger Sub shall have performed in all material respects all obligations required to be performed by it under this Agreement at or prior to the Closing.

(c) No Parent Material Adverse Effect. Since the date of this Agreement, there shall not have occurred any Parent Material Adverse Effect or any event that would reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect, except that none of the matters set forth on Section 6.3(c) of the Parent Disclosure Schedule shall constitute or be taken into account in determining whether a Parent Material Adverse Effect has occurred for purposes of this Section 6.3(c).

(d) Parent and Merger Sub Closing Certificate. The Company shall have received a certificate, signed on behalf of Parent and Merger Sub by a duly authorized officer of Parent and Merger Sub certifying that the conditions set forth in Section 6.3(a), Section 6.3(b) and Section 6.3(c) have been satisfied.

ARTICLE VII

Termination

7.1. Termination by Mutual Written Consent. This Agreement may be terminated at any time prior to the Effective Time, whether before or after the Requisite Company Vote is obtained, by mutual written consent of Parent and the Company.

7.2. Termination by Either the Company or Parent. This Agreement may be terminated at any time prior to the Effective Time, whether before or after the Requisite Company Vote is obtained, by either the Company or Parent if:

(a) the Merger has not been consummated on or before March 31, 2025 (the “Outside Date”); provided that if the conditions to Closing set forth in Section 6.1(b) or Section 6.1(c) (to the extent related to the Regulatory Approvals, any applicable Antitrust Law or Foreign Investment Law), Section 6.2(e) or Section 6.2(f) have not been satisfied or waived by the Outside Date then in effect, but all other conditions to Closing set forth in Article VI have been satisfied or waived (except for those conditions that by their nature are to be satisfied at the Closing (so long as such conditions are capable of being satisfied if the Closing were to occur on such date)), the Outside Date will be automatically extended by three (3) months and such date, as so extended, shall be the “Outside Date”; provided, further, that (i) the Outside Date shall not automatically extend pursuant to the preceding proviso more than three (3) times, and (ii) the Outside Date may be extended to any other date as the Parties may otherwise agree in writing and such date, as so extended, shall be the “Outside Date”; provided, however, that the right to terminate this Agreement pursuant to this Section 7.2(a) shall not be available to any Party whose material breach of its covenants or agreements in this Agreement is the cause of the failure to consummate the Transactions by the Outside Date (it being understood that for the purposes of this Section 7.2(a) any such breach by Merger Sub shall be deemed such a breach by Parent);

(b) the Requisite Company Vote shall not have been obtained at the Company Stockholders Meeting (or any postponement or adjournment thereof, taken in accordance with this Agreement), at which this Agreement has been voted upon; or

(c) any Governmental Entity shall have enacted, issued, promulgated, enforced or entered any Order or Law that is in effect and prohibits the consummation of the Merger, and such Order or Law shall have become final and non-appealable.

7.3. Termination by the Company. This Agreement may be terminated at any time, whether before or after the Requisite Company Vote is obtained (except as noted below in Section 7.3(b)), prior to the Effective Time by the Company:

(a) if Parent or Merger Sub breaches or fails to perform any of its representations, warranties or covenants set forth in this Agreement, in each case such that the condition in Section 6.3(a) or Section 6.3(b) would not be satisfied, and such breach or failure is not curable by or prior to the Outside Date, or, if curable by or prior to the Outside Date, has not been cured within thirty (30) days following the Company’s delivery of written notice to Parent and Merger Sub describing such breach or failure in reasonable detail; provided that the right to terminate this Agreement pursuant to this Section 7.3(a) shall not be available to the Company if the Company is then in breach of any of its covenants or agreements set forth in this Agreement such that the condition in Section 6.2(b) would not be satisfied; or

(b) at any time prior to the time the Requisite Company Vote is obtained, if (i) the Company Board has authorized the Company to enter into, and the Company substantially concurrently enters into, a definitive agreement with respect to a Superior Proposal, (ii) prior to or substantially concurrently with such termination, the Company pays or causes to be paid to Parent the Company Termination Fee pursuant to Section 7.5(b)(iii) and (iii) the Company has complied in all material respects with Section 5.2(c), Section 5.2(d), Section 5.2(e)(i) and Section 5.2(e)(ii) with respect to such Superior Proposal.

7.4. Termination by Parent. This Agreement may be terminated at any time prior to the Effective Time, whether before or after the Requisite Company Vote is obtained (except as noted below in Section 7.4(b)) by Parent:

(a) if the Company breaches or fails to perform any of its representations, warranties or covenants set forth in this Agreement, in either case such that the conditions in Section 6.2(a) or Section 6.2(b) would not be satisfied, and such breach or failure is not curable by or prior to the Outside Date, or, if curable by or prior to the Outside Date, has not been cured within thirty (30) days following Parent’s delivery of written notice to the Company describing such breach or failure in reasonable detail; provided that the right to terminate this Agreement pursuant to this Section 7.4(a) shall not be available to Parent if either Parent or Merger Sub is then in breach of any of its covenants or agreements set forth in this Agreement such that the condition in Section 6.3(b) would not be satisfied; or

(b) at any time prior to the time the Requisite Company Vote is obtained, if (i) the Company Board shall have effected, and not withdrawn, a Change of Recommendation, (ii) the Company shall have failed to include the Company Recommendation in the Proxy Statement, or (iii) the Company shall have committed a material breach of Section 5.2(e)(ii).

7.5. Notice of Termination; Effect of Termination.

(a) In the event of the termination of this Agreement as provided in this Article VII, the Company or Parent, as applicable, shall give written notice to the other Party specifying the provision or provisions of this Agreement pursuant to which such termination is made, and this Agreement shall become void and of no effect with no liability to any Person on the part of any Party, such Party’s Affiliates or its or their respective Representatives; provided, however, that no such termination shall (i) relieve any Party of any requirement of such Party to make the payments set forth in Section 7.5(b) or Section 7.5(c) or (ii) relieve of any liability or damages resulting from fraud or Willful Breach of any covenant or obligation contained in this Agreement prior to such termination (which liability or damages the Parties acknowledge and agree shall not necessarily be limited to reimbursement of expenses or out-of-pocket costs, and, in the case of liabilities or damages payable by or on behalf of Parent or Merger Sub, without limitation to the Company’s rights under Section 7.5(c), may include the benefits of the Transactions lost by the Company and the holders of the Shares, taking into consideration all relevant matters, which shall be deemed, in such event, to be damages of the Company and the holders of the Shares and recoverable by the Company on behalf of itself and the holders of the Shares, as agent for such holders (provided that the foregoing shall not limit the requirement of the Company to prove the amount of damages suffered by the Company or the holders of Shares in connection with such fraud or Willful Breach of this Agreement by Parent or Merger Sub)), in which case (subject to Section 7.5(d)) the aggrieved Party shall be entitled to all remedies available at law or in equity (including as provided for in Section 8.7). Section 5.7(b) and this Section 7.5 shall survive any termination of this Agreement.

(b) In the event that:

(i) (A) after the date of this Agreement, but prior to the Company Stockholders Meeting, an Acquisition Proposal (substituting fifty percent (50%) for the twenty percent (20%) threshold set forth in the definition of “Acquisition Proposal”) (a “Qualifying Transaction”) shall have been publicly announced and not withdrawn, (B) this Agreement is subsequently terminated by either the Company or Parent pursuant to Section 7.2(a), Section 7.2(b) or Section 7.4(a), at a time when such Qualifying Transaction has not been withdrawn and (C) within twelve (12) months after any such termination, the Company consummates any Qualifying Transaction or enters into any Alternative Acquisition Agreement providing for a Qualifying Transaction that is ultimately consummated, then the Company shall pay, or cause to be paid, to Parent the Company Termination Fee (by wire transfer of immediately available funds to an account designated by Parent in writing) promptly, but in no event later than two (2) Business Days after the consummation of such Qualifying Transaction;

(ii) this Agreement is terminated by Parent pursuant to Section 7.4(b), then the Company shall pay, or cause to be paid, to Parent the Company Termination Fee (by wire transfer of immediately available funds to an account designated by Parent in writing) promptly, but in no event later than two (2) Business Days, after the date of such termination; or

(iii) this Agreement is terminated by the Company pursuant to Section 7.3(b), then the Company shall pay, or cause to be paid, to Parent the Company Termination Fee (by wire transfer of immediately available funds to an account designated by Parent in writing) substantially concurrent with, and as a condition to the effectiveness of, any such termination.

(c) In the event that this Agreement is terminated by the Company or Parent (A) pursuant to Section 7.2(a) and at the time of such termination, one or more of the conditions to Closing set forth in Section 6.1(b) or Section 6.1(c) (to the extent related to the Regulatory Approvals or any applicable Antitrust Law or Foreign Investment Law), Section 6.2(e) or Section 6.2(f) have not been satisfied or waived, but all other conditions to Closing set forth in Section 6.1(a), Section 6.1(c) (other than to the extent related to the Regulatory Approvals or any applicable Antitrust Law or Foreign Investment Law) and Section 6.2 have been satisfied or waived (except for those conditions that by their nature are to be satisfied at the Closing (so long as such conditions are capable of being satisfied if the Closing were to occur on such date)), or (B) pursuant to Section 7.2(c) (to the extent related to the Regulatory Approvals or any applicable Antitrust Law or Foreign Investment Law), then, in each case, Parent shall pay, or cause to be paid, to the Company the Parent Termination Fee (by wire transfer of immediately available funds to an account designated by the Company in writing) promptly, but in no event later than two (2) Business Days, after the date of such termination, in each case, so long as a material breach by the Company of its obligations under Section 5.5 was not the primary cause of the failure of the Transactions to be consummated by the Outside Date or of the entry of such Law or Order, as applicable; provided that (x) if the Cash Advance Balance as of such date is less than or equal to the Parent Termination Fee, then the amount payable pursuant to this Section 7.5(c) shall be reduced by the Cash Advance Balance, and the Cash Advance Balance shall be deemed to be repaid in full and (y) if the Cash Advance Balance as of such date is greater than the Parent Termination Fee, then Parent shall be entitled to set off the Parent Termination Fee against the Cash Advance Balance, Parent shall have no obligation to make any payments pursuant to this Section 7.5(c), and the Cash Advance Balance shall be reduced by the amount of the Parent Termination Fee, beginning with the earliest scheduled repayments.

(d) The Parties acknowledge and agree that (i) in no event shall the Company be required to pay, or cause to be paid, the Company Termination Fee on more than one occasion or Parent be required to pay, or cause to be paid, the Parent Termination Fee on more than one occasion and (ii) the agreements set forth in this Section 7.5 are an integral part of the Transactions and that, without these agreements, the Parties would not have entered into this Agreement. Accordingly, if either Party fails to promptly pay, or cause to be paid, to the other Party the applicable Termination Fee in accordance with Section 7.5(b) or Section 7.5(c), as applicable, and, in order to obtain such Termination Fee, the Party to which such Termination Fee is payable commences a Proceeding that results in a judgment in its favor, the Party owing the Termination Fee shall pay, or cause to be paid, to the other Party its reasonable and documented costs and expenses (including reasonable and documented attorneys’ fees) in connection with such Proceeding, together with interest on the applicable Termination Fee (or unpaid portion thereof, as the case may be), at the prime rate published in the Wall Street Journal in effect on the date such amounts were required to be paid from such date through the date of payment. Notwithstanding anything to the contrary set forth in this Agreement, a Party’s receipt in full of in the event that either Termination Fee becomes payable pursuant to this Section 7.5 and is paid, or caused to be paid, such Termination Fee shall be the sole and exclusive remedy of the Party receiving the Termination Fee pursuant to this Agreement (including, Merger Sub in the event the Company Termination Fee is paid, or caused to be paid, to Parent); provided, however, that, for the avoidance of doubt, any such payment shall not relieve either Party of any obligations for liabilities or damages resulting from fraud or a Willful Breach prior to termination of this Agreement as provided herein.

ARTICLE VIII

Miscellaneous and General

8.1. Survival. None of the representations and warranties in this Agreement or in any instrument or other document delivered pursuant to this Agreement shall survive the Effective Time.

8.2. Notices. All notices and other communications to be provided hereunder to a Party shall be in writing and shall be deemed to have been duly provided to such Party on the date such notice or communication is (a) served by personal delivery upon the Party or Parties for whom it is intended, (b) delivered by FedEx or other internationally recognized overnight delivery service, or (c) sent by email (provided that the sending Party does not receive an automatically generated message from the recipient’s email server that such email could not be delivered to such recipient), in each case, to the following addresses or email addresses, as applicable (or at such other address or email address as may be designated in writing by the Party to receive such notice or communication as provided in this Section 8.2).

If to the Company:

Spirit AeroSystems Holdings, Inc.

3801 South Oliver Street

Wichita, Kansas 67210

Attention:   Mindy McPheeters

Email:    mindy.mcpheeters@spiritaero.com

with a copy (which shall not constitute notice) to:

Skadden, Arps, Slate, Meagher & Flom LLP

320 South Canal Street

Chicago, Illinois 60606

Attention:   Shilpi Gupta

      David Clark

Email:    shilpi.gupta@skadden.com

      david.clark@skadden.com

If to Parent or Merger Sub:

The Boeing Company

929 Long Bridge Dr.

Arlington, VA 22202

Attention:   John Demers

      M. Keith Jackson

Email:    john.demers@boeing.com

      keith.jackson@boeing.com

with a copy (which shall not constitute notice) to:

Sullivan & Cromwell LLP

125 Broad Street

New York, New York 10004

Attention:   H. Rodgin Cohen

      Melissa Sawyer

      Lee C. Parnes

Email:    cohenhr@sullcrom.com

      sawyerm@sullcrom.com

      parnesl@sullcrom.com

8.3. Expenses. Except as set forth in Section 5.5, Section 5.7, Section 5.14 and Section 7.5(d), all costs, fees and expenses incurred in connection with this Agreement and the Transactions, including all costs, fees and expenses of its Representatives, shall be paid by the Party incurring such cost, fee or expense.

8.4. Amendment or Other Modification; Waiver.

(a) Subject to applicable Law and Section 5.10, at any time prior to the Effective Time, this Agreement may be amended or otherwise modified only by a written instrument duly executed and delivered by the Parties (and in the case of the Company and Merger Sub, by action taken or authorized by the Company Board or board of directors of Merger Sub, respectively); provided, however, if such amendment or waiver is proposed after the Requisite Company Vote is obtained, no such amendment or waiver shall be made or given that requires the approval of the stockholders of the Company under the DGCL unless the required further approval is obtained.

(b) The conditions to each of the respective Parties’ obligations to consummate the Transactions are for the sole benefit of such Party and may be waived by such Party in whole or in part to the extent permitted by applicable Law; provided, however, that any such waiver and any other waiver of any term of this Agreement shall only be effective if made in a written instrument duly executed and delivered by the Party against whom the waiver is to be effective. No failure or delay by any Party in exercising any right, power or privilege hereunder or under applicable Law shall operate as a waiver of such rights, powers or privileges and, except as otherwise expressly provided herein, no single or partial exercise thereof shall preclude any other or further exercise thereof or the exercise of any other right, power or privilege. The rights and remedies herein provided shall be cumulative with, and not exclusive of, any rights or remedies provided by Law, except to the extent provided for otherwise in Section 7.5.

8.5. Governing Law and Venue; Submission to Jurisdiction; Selection of Forum; Waiver of Trial by Jury.

(a) This Agreement shall be governed by and construed in accordance with the Laws of the State of Delaware without regard to the conflicts of law provisions of such state.

(b) Each of the Parties agrees that (i) it shall bring any Proceeding arising out of or otherwise relating to this Agreement or the Transactions exclusively in the Chosen Courts; and (ii) solely in connection with such Proceedings, irrevocably (A) submits to the exclusive jurisdiction of the Chosen Courts, (B) waives any objection (x) to the laying of venue in any such Proceeding in the Chosen Courts or (y) that the Chosen Courts are an inconvenient forum or do not have jurisdiction over any Party and (C) agrees that mailing of process or other papers in connection with any such Proceeding in the manner provided in Section 8.2 or in such other manner as may be permitted by applicable Law shall be valid and sufficient service thereof.

(c) Each Party irrevocably waives any and all right to trial by jury in any Proceeding arising out of or relating to this Agreement or the Transactions.

8.6. Specific Performance. The Parties agree that if the provisions of this Agreement are not performed in accordance with their terms or are otherwise breached (including any party hereto failing to take such actions as are required of it hereunder to consummate the Transactions), significant and irreparable harm would be caused for which money damages would not be an adequate remedy. It is accordingly agreed that each of the Company, on behalf of itself and the holders of the Shares, and Parent, on behalf of itself and Merger Sub, shall be entitled to an injunction or injunctions, specific performance or other equitable relief to prevent breaches of this Agreement and to specifically enforce the terms and provisions of this Agreement in the Chosen Courts in accordance with Section 8.5(b), without proof of actual harm or otherwise, in addition to any other remedy to which any party is entitled at law or in equity. Each Party agrees that it will not oppose the granting of an injunction, specific performance or other equitable relief on the basis that any other Party has an adequate remedy at law or that any award of specific performance is not an appropriate remedy for any reason at law or in equity. Any Party seeking an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement shall not be required to provide any bond or other security in connection with any such order or injunction. The Parties further agree not to assert that a remedy of specific enforcement is unenforceable, invalid, contrary to law or inequitable for any reason, nor to assert that a remedy of monetary damages would provide an adequate remedy.

8.7. Third-Party Beneficiaries. The Parties agree that their respective representations, warranties and covenants set forth in this Agreement are solely for the benefit of the other Parties, and this Agreement is not intended to, and does not, confer upon any Person other than the Parties any rights or remedies, express or implied, hereunder, including the right to rely upon the representations and warranties set forth in this Agreement. Notwithstanding the foregoing, (i) from and after the Effective Time, the D&O Indemnified Parties and their respective heirs, executors, beneficiaries or representatives shall be express third-party beneficiaries of Section 5.10, (ii) from and after the Effective Time, each holder of Eligible Shares and its heirs, executors, beneficiaries or representatives and each holder of Company Equity Awards and its heirs, executors, beneficiaries or representatives, shall be express third-party beneficiaries of and with respect to their respective rights to receive the consideration payable pursuant to Article II and (iii) the Company, on behalf of itself and the holders of Shares (each of which are express third party beneficiaries of this Agreement to the extent required for this proviso to be enforceable), shall have the right to pursue specific performance as set forth in Section 8.6 or, if specific performance is not sought or granted as a remedy, damages in accordance with this Agreement in the event of Parent’s or Merger Sub’s fraud or Willful Breach of this Agreement (which damages payable by or on behalf of Parent or Merger Sub shall not necessarily be limited to reimbursement of expenses or out-of-pocket costs and may include the benefits of the Transactions lost by the Company and the holders of the Shares, taking into consideration all relevant matters, which shall be deemed, in such event, to be damages of the Company and the holders of the Shares), it being agreed that, in no event, shall any such holder be entitled to enforce any of their rights, or any of Parent’s or Merger Sub’s obligations, under this Agreement in the event of any such fraud or Willful Breach, but, rather, the Company shall have the sole and exclusive right to do so, as agent for and on behalf of such holders. Parent and Merger Sub each hereby agrees that (A) it and its Affiliates will not contest the validity of the appointment of the Company as agent for holders of Shares for purposes of the foregoing or the fact that any damages in respect of losses of the aggregate Per Share Merger Consideration or other losses of the benefits of the Transactions shall, to the extent proven, be deemed to be damages of the Company recoverable on behalf of itself and the holders of the Shares, and (B) the Company shall have the right, on behalf of itself and for holders of Shares, to pursue such damages against Parent or Merger Sub in the event of any fraud or Willful Breach of this Agreement by Parent or Merger Sub; provided that the foregoing shall not limit the requirement of the Company to prove the amount of damages suffered by the Company or the holders of Shares in connection with such fraud or Willful Breach of this Agreement by Parent or Merger Sub.

8.8. Successors and Assigns. This Agreement shall be binding upon and inure to the benefit of the Parties and their respective successors and permitted assigns. No Party may assign any of its rights or interests or delegate any of its obligations under this Agreement, without the prior written consent of the other Parties, and any attempted or purported assignment or delegation in violation of this Section 8.8 shall be null and void.

8.9. Entire Agreement. This Agreement, the Company Disclosure Schedule, the Parent Disclosure Schedule, the Confidentiality Agreement, the Clean Team Agreement, the Parent Confidentiality Agreement and the Parent Clean Team Agreement constitute the entire agreement among the Parties with respect to the subject matter hereof or thereof and supersede all other prior and contemporaneous agreements, negotiations, understandings, representations and warranties, whether oral or written, with respect to such matters. Notwithstanding anything herein to the contrary, nothing in this Agreement shall be deemed to be a waiver of any party’s rights under, or an amendment or modification of, any Parent Commercial Contract or to impact any information exchanged or course of dealing between the Parties and their respective Affiliates in connection therewith.

8.10. Severability. If any provision of this Agreement, or the application of such provision to any Person or any circumstance, is deemed illegal, invalid or unenforceable by a Governmental Entity, (a) the Parties shall negotiate in good faith to modify this Agreement so as to effect the original intent of the Parties with respect to such illegal, invalid or unenforceable provision in order to consummate the Transactions and (b) the remainder of this Agreement shall not be affected.

8.11. Counterparts; Effectiveness. This Agreement (a) may be executed in any number of counterparts, each of which shall be an original, and all such counterparts shall together constitute the same agreement, and (b) shall become effective when each Party shall have received one or more counterparts of this Agreement signed by each of the other Parties. An executed copy of this Agreement delivered by any means of electronic transmission shall be deemed to have the same legal effect as delivery of an original executed copy of this Agreement.

8.12. Definitions. Terms used, but not otherwise defined, in this Agreement have the meanings set forth on Annex 1 attached hereto.

8.13. Interpretation and Construction.

(a) The table of contents and headings in this Agreement are for convenience of reference only, do not constitute part of this Agreement and shall not be deemed to affect or form part of any of the provisions of this Agreement.

(b) Unless otherwise specified in this Agreement or if the context otherwise requires, for purposes of this Agreement: (i) words importing one gender shall include all other genders and vice versa; (ii) whenever the word “includes” or “including” is used, it shall be deemed to be followed by the words “without limitation”; (iii) the words “hereof,” “herein,” “hereunder” and similar terms shall refer to this Agreement as a whole; (iv) the word “extent” in the phrase “to the extent” shall mean the degree to which a subject or other thing extends and such phrase shall not mean simply “if”; and (v) the term “or” is not exclusive and shall be read as “and/or” unless the context expressly states otherwise.

(c) Unless otherwise specified in this Agreement, the term “dollars” and the symbol “$” mean U.S. Dollars for purposes of this Agreement and all amounts in this Agreement shall be paid in U.S. Dollars, and if any amounts, costs, fees or expenses incurred by any Party pursuant to this Agreement are denominated in a currency other than U.S. Dollars, to the extent applicable, the U.S. Dollar equivalent for such costs, fees and expenses shall be determined by converting such other currency to U.S. Dollars at the foreign exchange rates published in the Wall Street Journal or, if not reported thereby, another authoritative source reasonably determined by Parent in good faith in effect at the time such amount, cost, fee or expense is incurred, and if the resulting conversion yields a number that extends beyond two (2) decimal points, rounded to the nearest penny.

(d) For purposes of the representations and warranties made by the Company in this Agreement, the Parties agree that disclosure of any item in any section of the Company Disclosure Schedule shall be deemed disclosure with respect to any other section of Article III to the extent that the relevance of such item to such section is reasonably apparent on the face of the disclosure. For purposes of the representations and warranties made by Parent and Merger Sub in this Agreement, the Parties agree that disclosure of any item in any section of the Parent Disclosure Schedule shall be deemed disclosure with respect to any other section of Article IV to the extent that the relevance of such item to such section is reasonably apparent on the face of the disclosure.

(e) Unless otherwise specified in this Agreement or the context otherwise requires, all references to any (i) statute in this Agreement include the rules and regulations promulgated thereunder, and (ii) Law in this Agreement shall be a reference to such Law as amended, re-enacted, consolidated or replaced as of the applicable date or during the applicable period of time (provided that for purposes of any representations and warranties contained in this Agreement that are made as of a specific date or dates, references to any statute shall be deemed to refer to such statute, as amended, and to any rules or regulations promulgated thereunder, in each case, as of such date).

(f) The Parties have jointly negotiated and drafted this Agreement and, if an ambiguity or a question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the Parties, and no presumption or burden of proof shall arise favoring or disfavoring any Party by virtue of the authorship of any provision of this Agreement.

(g) Unless otherwise specified in this Agreement or the context otherwise requires, references to any information or document being “made available,” “furnished” or “provided” (and words of similar import) to the Parent, Merger Sub or any of their respective Representatives as of or prior to the date of this Agreement shall mean such information or document (i) having been posted to the data room hosted by Datasite and maintained by or on behalf of the Company or its Representatives for purposes of the Transactions, (ii) made physically available to the Parent or its outside legal counsel at the office of Skadden, Arps, Slate, Meagher & Flom LLP, (iii) made physically available to the representatives of Parent’s outside legal counsel at the properties or offices of the Company or any of its Subsidiaries, in each case of clauses (i), (ii) or (iii), in connection with the Transactions and on or prior to the date of this Agreement, or (iv) filed with the SEC and publicly available on the SEC’s Electronic Data Gathering, Analysis and Retrieval System to the extent in unredacted form at least one Business Day prior to the date of this Agreement. For the avoidance of doubt, this clause shall not apply for purposes of Section 8.2.

(h) Unless otherwise specified in this Agreement, when calculating the period of time within which, or following which, any action is to be taken pursuant to this Agreement, the date that is the reference day in calculating such period shall be excluded and if the last day of the period is a non-Business Day, the period in question shall end on the next Business Day or if any action must be taken hereunder on or by a day that is not a Business Day, then such action may be validly taken on or by the next day that is a Business Day. References to days shall refer to calendar days unless Business Days are specified.

(i) The Company Disclosure Schedule and the Parent Disclosure Schedule may include items and information the disclosure of which is not required either in response to an express disclosure requirement of this Agreement or as an exception to one or more representations or warranties or covenants set forth in this Agreement. Inclusion of any such items or information in the Company Disclosure Schedule or the Parent Disclosure Schedule shall not be deemed to be an acknowledgment or agreement that any such item or information (or any non-disclosed item or information of comparable or greater significance) did not arise in the ordinary course of business, or is “material” or that, individually or in the aggregate, it has had or would reasonably be expected to result in a Material Adverse Effect or Parent Material Adverse Effect.

(j) Notwithstanding anything herein to the contrary, other than for purposes of Section 3.25, Section 5.5(e), Section 5.6, Section 5.7(b), Section 5.7(d), Section 5.8, Section 5.9, Section 5.10, Section 5.14 and Section 8.3, the term “Transactions” shall not be deemed to include the Airbus Term Sheet, any definitive agreements with respect to the transactions contemplated thereby entered into with the prior written consent of Parent pursuant to Section 5.5(f)(ii), the transactions contemplated by the Airbus Term Sheet or any divestitures contemplated by Sections 5.5(d) or Section 5.5(f).

[Signature Page Follows]

IN WITNESS WHEREOF, this Agreement has been duly executed and delivered by duly authorized officers of the Parties as of the date set forth on the cover page of this Agreement.

SPIRIT AEROSYSTEMS HOLDINGS, INC.

By:	/s/ Irene Esteves
	Name:	Irene Esteves
	Title:	Executive Vice President and Chief Financial Officer

THE BOEING COMPANY

By:	/s/ David L. Calhoun
	Name:	David L. Calhoun
	Title:	President and Chief Executive Officer

SPHERE ACQUISITION CORP.

By:	/s/ David L. Calhoun
	Name:	David L. Calhoun
	Title:	Authorized Representative

[Signature Page to Agreement and Plan of Merger]

ANNEX 1

Definitions

(a) For the purposes of this Agreement, except as otherwise specifically provided herein, the following terms have the following meanings:

“Acquisition Proposal” means any proposal or offer made by any Person or Group providing for a merger, consolidation, dissolution, liquidation, recapitalization, reorganization, share exchange, acquisition, tender offer, issuance of securities, joint venture or any other similar transaction (or series of related transactions) involving the Company or any of its Subsidiaries pursuant to which any Person or Group would acquire beneficial ownership or control of (a) equity interests representing twenty percent (20%) or more (on a non-diluted basis) of any class of equity or voting interests in the Company or (b) assets (including any securities) that constitute twenty percent (20%) or more of the consolidated net revenues, net income or total assets of the Company and its Subsidiaries (taken as a whole), in each case other than the Transactions or any other proposal made by or on behalf of Parent or any of its Affiliates or any Group of which Parent or any of its Affiliates are members or any acquisition by Parent or any of its Affiliates or any Group of which Parent or any of its Affiliates are members; provided, however, in no event shall an “Acquisition Proposal” include any proposal or offer or other transaction relating to businesses, assets, properties, product lines, programs, projects, equity or other business interests or other contractual rights and obligations of the Company or any of its Subsidiaries as set forth in Section 5.5(d) of the Company Disclosure Schedule.

“Affiliate” has the meaning set forth in Rule 12b-2 of the Exchange Act.

“Airbus” means Airbus SE, a European public limited-liability company (Societas Europaea) with its seat (statutaire zetel) in Amsterdam, The Netherlands.

“Airbus Term Sheet” means that certain Term Sheet, dated as of even date herewith, by and between Airbus and the Operating Company, as may be amended from time to time with the prior written consent of Parent.

“Alternative Acquisition Agreement” means any letter of intent, memorandum of understanding, merger agreement or other Contract or understanding providing for or relating to any Acquisition Proposal (other than a confidentiality agreement entered into in compliance with Section 5.2(c)).

“Antitrust Law” means the Sherman Act, the Clayton Act, the HSR Act, the Federal Trade Commission Act, state antitrust Laws and all other applicable Law and regulations (including non-U.S. Laws and regulations) issued by a Governmental Entity that are designed or intended to preserve or protect competition, prohibit and restrict agreements in restraint of trade or monopolization, attempted monopolization, restraints of trade and abuse of a dominant position, or to prevent acquisitions, mergers or other business combinations and similar transactions, the effect of which may be to lessen or impede competition or to tend to create or strengthen a dominant position or to create a monopoly.

“Applicable Date” means December 31, 2021.

“Audit Committee” means the audit committee of the Company Board.

“Bankruptcy and Equity Exception” means bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and similar Laws of general applicability relating to, or affecting, creditors’ rights and general equity principles.

“Book-Entry Share” means each book-entry account formerly representing any non-certificated Eligible Shares.

“Business Day” means any day, other than a Saturday or Sunday or a day on which banks in the County of New York, New York are required or authorized by Law to close.

“CAP Program” means the IRS Compliance Assurance Process.

“Capitalization Date” means 5:00 p.m. (New York City time) on June 26, 2024.

“CARES Act” means the Coronavirus Aid, Relief and Economic Security Act, Pub. L. 116-136 (03/27/2020).

“Cash Advance Balance” means, as of the date and time of determination, (a) the aggregate outstanding amount of cash advances to be repaid from the Operating Company to Parent pursuant to Sections 9 and 13 of the Memorandum of Agreement, dated as of October 12, 2023, by and between the Operating Company and Parent, whether or not then due and payable at that time plus (b) the aggregate outstanding amount of cash advances to be repaid from the Company, the Operating Company or their respective Subsidiaries to Parent pursuant to the Memorandum of Agreement, dated as of April 18, 2024, by and between the Operating Company and Parent, as amended on June 20, 2024, and as further amended from time to time (the “April 2024 MOA”) and any similar agreement entered into between Parent and the Company or their respective Subsidiaries after the date of this Agreement providing for cash advances, in each case, whether or not then due and payable by the Company, the Operating Company or their respective Subsidiaries to Parent at such time pursuant to the terms of the April 2024 MOA or such similar agreement.

“Certificate” means each certificate formerly representing any Eligible Shares.

“Certificate of Merger” means a certificate of merger relating to the Merger, substantially in the form attached hereto as Exhibit C.

“Change of Recommendation” means (a) withholding, withdrawing, qualifying or modifying (or publicly proposing or publicly resolving to withhold, withdraw, qualify or modify) the Company Recommendation in a manner adverse to Parent or (b) if an Acquisition Proposal has been publicly disclosed after the date of this Agreement, failing to reaffirm the Company Recommendation within ten (10) Business Days after the receipt of any written request to do so from Parent (which request may only be made once with respect to any such Acquisition Proposal, except that Parent may make an additional request after the public disclosure of any material changes in the terms of such Acquisition Proposal).

“Chosen Courts” means the Court of Chancery of the State of Delaware, or if such court finds it lacks subject matter jurisdiction, the Superior Court of the State of Delaware (Complex Commercial Division); provided that if subject matter jurisdiction over the matter that is the subject of the applicable Proceeding is vested exclusively in the U.S. federal courts, such Proceeding or subpoenas shall be heard in any federal court in the State of Delaware and any appellate court thereof.

“Clean Team Agreement” means the Clean Team Agreement, entered into between the Company and Parent, dated as of February 28, 2024 (as it may be amended or modified from time to time).

“Closing” means the closing of the Transactions.

“Closing Date” means such date on which the Closing actually occurs.

“Code” means the Internal Revenue Code of 1986.

“Company 401(k) Plan” means the Spirit AeroSystems Holdings, Inc. Retirement & Savings Plan.

“Company Benefit Plan” means any benefit or compensation plan, fund, program, policy, practice, agreement, contract, arrangement or other obligation, whether or not in writing and whether or not funded, in each case, which is (or, in the case of any Non-U.S. Company Benefit Plan which is a pension scheme applicable to UK Company Employees, in the past was) sponsored, maintained or administered by, or required to be contributed to, or with respect to which any actual, potential or contingent liability is borne by the Company or any of its Subsidiaries for the benefit of any current or former employee (whether full- or part-time and including any officer) or director of the Company or any of its Subsidiaries or the beneficiaries or dependents of any such individual. Company Benefit Plans include, but are not limited to, ERISA Plans, “voluntary employees’ beneficiary associations” under Section 501(c)(9) of the Code, employment, consulting, retirement, pension, profit sharing, severance, salary continuation, termination or change in control agreements, deferred compensation, equity-based, incentive, bonus, supplemental retirement, profit sharing, insurance, disability, death, medical, welfare, post-employment welfare, vacation, sickness, fringe, pay differential/practice, retention or other benefits or remuneration of any kind in respect of any current or former employee, director, consultant or independent contractor, or any dependent, survivor or beneficiary with respect to the foregoing, other than any plan to which the Company or any of its Subsidiaries contribute (or has an obligation to contribute) pursuant to applicable Law and that is sponsored or maintained by a Governmental Entity.

“Company Bid” means each current Government Bid to which the Company or its Subsidiaries is a party, and for which an award has not been issued as of the date of this Agreement.

“Company Board” means the board of directors of the Company.

“Company Bridge Facility Agreement” means that certain Delayed-Draw Bridge Credit Agreement, dated as of the date hereof, by and among the Operating Company, as borrower, the lenders from time to time party thereto and Morgan Stanley Senior Funding Inc., as administrative agent and as collateral agent, as amended, restated, amended and restated, replaced (whether upon or after termination or otherwise, and whether with the original lenders or otherwise), refinanced, supplemented, modified or otherwise changed (in whole or in part, and without limitation as to amount, terms, conditions, covenants and other provisions) from time to time, including any extension of the maturity thereof or increase in the amount of available borrowings thereof, in each case, with the prior written consent of Parent (not to be unreasonably withheld, conditioned or delayed).

“Company Common Stock” means the Class A Common Stock, par value $0.01 per share, of the Company.

“Company Employee” means any current employee (whether full- or part-time and including any officer) or director of the Company or any of its Subsidiaries.

“Company Equity Awards” means, collectively the Company Restricted Shares, Company RSUs and Company PSUs.

“Company ERISA Affiliate” means all employers (whether or not incorporated) that would be treated together with the Company or any of its Subsidiaries as a “single employer” within the meaning of Section 414 of the Code.

“Company Exchangeable Notes” means the 3.250% Exchangeable Senior Notes due 2028 issued by the Operating Company.

“Company Existing Debt Agreements” means (i) the Company Term Loan Agreement, (ii) the Indenture, dated as of June 1, 2016, as supplemented by the First Supplemental Indenture, dated as of December 5, 2016, the Second Supplemental Indenture, dated as of February 24, 2020, the Third Supplemental Indenture, dated as of April 17, 2020, the Fourth Supplemental Indenture, dated as of October 5, 2020, the Fifth Supplemental Indenture, dated as of November 23, 2022, and the Sixth Supplemental Indenture, dated as of November 21, 2023, in each case by and among the Operating Company, as issuer, the Company, as guarantor, the other guarantors party thereto and the Bank of New York Mellon Trust Company, N.A., as trustee, and the 3.850% Senior Notes due 2026 governed thereby, (iii) the Indenture, dated as of May 30, 2018, by and among the Operating Company, as issuer, the Company, as guarantor, and the Bank of New York Mellon Trust Company, N.A., as trustee, and the 4.600% Senior Notes due 2028 governed thereby, (iv) the Indenture, dated as of October 5, 2020, as supplemented by the First Supplemental Indenture, dated as of November 23, 2022, in each case by and among the Operating Company, as issuer, the Company, as guarantor, the other guarantor party thereto and the Bank of New York Mellon Trust Company, N.A., as trustee and collateral agent, and the 5.500% Senior Secured First Lien Notes due 2025 governed thereby, (v) the Indenture, dated as of November 23, 2022, by and among the Operating Company, as issuer, the Company, as guarantor, the other guarantor party thereto and the Bank of New York Mellon Trust Company, N.A., as trustee and collateral agent, and the 9.375% Senior Secured First Lien Notes due 2029 governed thereby, (vi) the Indenture, dated as of November 13, 2023, by and among the Operating Company, as issuer, the Company, as guarantor, the other guarantor party thereto and the Bank of New York Mellon Trust Company, N.A., as trustee, and the 3.250% Exchangeable Senior Notes due 2028 governed thereby, (vii) the Indenture, dated as of November 21, 2023, by and among the Operating Company, as issuer, the Company, as guarantor, the other guarantor party thereto and the Bank of New York Mellon Trust Company, N.A., as trustee and collateral agent, and the 9.750% Senior Secured Second Lien Notes due 2030 governed thereby and (viii) the Company Bridge Facility Agreement.

“Company Government Contract” means each Government Contract to which the Company or any of its Subsidiaries is a party and is in effect (i.e., has not completed performance, has not received final payment, or remains subject to audit or final adjustment to costs, rates or price).

“Company IT Assets” means the IT Assets owned, used or held for use by the Company or any of its Subsidiaries.

“Company Preferred Stock” means the preferred stock of the Company, par value $0.01 per share.

“Company Reports” means the reports, forms, proxy statements, prospectuses, registration statements and other statements, certifications and documents required to be or otherwise filed with or furnished to the SEC pursuant to the Exchange Act or the Securities Act by the Company, including exhibits thereto and all other information incorporated by reference and any amendments and supplements thereto.

“Company Restricted Share” means any outstanding restricted Share granted under the Stock Plans which remains subject to vesting and a right of repurchase in favor of the Company in the event such shares do not vest.

“Company Stockholders” means the holders of Shares.

“Company Stockholders Meeting” means the meeting of stockholders of the Company to be held to consider the adoption of this Agreement.

“Company Term Loan Agreement” means that certain Term Loan Credit Agreement, dated as of October 5, 2020, by and among the Operating Company, as borrower, the lenders from time to time party thereto and Bank of America, N.A., as administrative agent and as collateral agent, as amended by that certain First Refinancing, Incremental Assumption and Amendment Agreement, dated as of November 15, 2021, as further amended by the Second Refinancing Amendment to Term Loan Credit Agreement, dated as of November 23, 2022, and as further amended, restated, amended and restated, replaced (whether upon or after termination or otherwise, and whether with the original lenders or otherwise), refinanced, supplemented, modified or otherwise changed (in whole or in part, and without limitation as to amount, terms, conditions, covenants and other provisions) from time to time, including any extension of the maturity thereof or increase in the amount of available borrowings thereof.

“Company Termination Fee” means an amount equal to one hundred and fifty million dollars ($150,000,000).

“Confidentiality Agreement” means the Non-Disclosure Agreement, entered into between the Company and Parent, dated as of February 28, 2024 (as it may be amended or modified from time to time).

“Contagion Event” shall mean the outbreak and ongoing effects of a contagious disease, epidemic or pandemic (including COVID-19).

“Contract” means any legally binding agreement, license, note, mortgage, indenture or any other similar obligation.

“Cybersecurity Incident” shall mean any ransomware or malware attack, denial-of-service attack, breach of IT Assets or any information stored therein or processed thereby, unauthorized access or other cybersecurity, data or systems attack or incident.

“Cybersecurity Measures” shall mean all applicable Laws to which the Company or any of its Subsidiaries is subject relating to cybercrime, cyberterrorism, ransomware, malware, privacy or the protection of Personal Information.

“Data Protection Law” means all applicable Laws in any relevant jurisdiction to which the Company or any of its Subsidiaries is subject relating to data privacy, cybersecurity, breach notification or the protection or processing (including the collection, use, storage, transmission, transfer (including cross-border transfers), disclosure or other processing) of Personal Information.

“DGCL” means the General Corporation Law of the State of Delaware.

“Eligible Shares” means, other than any Excluded Shares, each Share issued and outstanding immediately prior to the Effective Time.

“Encumbrance” means any pledge, lien, charge, option, hypothecation, mortgage, security interest, adverse right, title defect, prior assignment or any other charge or encumbrance of any kind or nature whatsoever, whether contingent or absolute.

“Environmental Law” means any Law relating to the protection of the environment or human health and safety as it relates to exposure to any pollutant, contaminant, waste, chemical or hazardous material.

“ERISA” means the Employee Retirement Income Security Act of 1974.

“ERISA Plans” means “employee benefit plans” within the meaning of Section 3(3) of ERISA, including “employee welfare benefit plans” within the meaning of Section 3(a) of ERISA and “employee pension benefit plans” within the meaning of Section 3(2) of ERISA.

“EU Transfer Legislation” means United Kingdom Transfer of Undertakings (Protection of Employment) Regulations 2006 (as amended), the Service Provision Change (Protection of Employment) Regulations (Northern Ireland) 2006 and article L.1224-1 of the French Labor Code.

“Exchange Act” means the Securities Exchange Act of 1934.

“Exchange Agent” means the U.S. bank or trust company appointed by Parent prior to the Effective Time to act as exchange agent hereunder, which U.S. bank or trust company shall be reasonably acceptable to the Company.

“Exchange Agent Agreement” means the Contract pursuant to which Parent shall appoint the Exchange Agent, which shall be in form and substance reasonably acceptable to the Company.

“Exchange Ratio” means:

(a) if the Parent Stock Price is equal to or less than $149.00, 0.2500;

(b) if the Parent Stock Price is greater than $149.00 but less than $206.94, the quotient obtained by dividing $37.25 by the Parent Stock Price, rounded to four decimal places; or

(c) if the Parent Stock Price is greater than or equal to $206.94, 0.1800.

“Excluded Shares” means, collectively, the Shares owned by Parent, Merger Sub, any other Wholly Owned Subsidiary of Parent, the Company or any Wholly Owned Subsidiary of the Company, and, in each case, not held on behalf of third parties.

“Export and Sanctions Regulations” means all applicable trade, economic and financial sanctions, embargoes, programs, export, import, re-export, and transfer controls, U.S. anti-boycott requirements, Laws and restrictive measures administrated, enacted or enforced by OFAC (including the designation as a “Specially Designated National or Blocked Person” thereunder), His Majesty’s Treasury, the European Union and any relevant European Union member state, the Bureau of Industry and Security of the U.S. Department of Commerce, and the Directorate of Defense Trade Controls within the Bureau of Political-Military Affairs at the U.S. Department of State, including the Tariff Act of 1930, regulations issued or enforced by U.S. Customs and Border Protection, the Export Administration Act of 1979, the Export Control Reform Act of 2018, EAR, the Arms Export Control Act, the ITAR, the U.S. International Emergency Economic Powers Act, the Trading with the Enemy Act, or any executive order, directive or regulation pursuant to the authority of any of the foregoing, and, to the extent applicable, the Laws of non-U.S. Governmental Entities relating to the same subject matter as the U.S. statutes and regulations described above.

“FCPA” means the U.S. Foreign Corrupt Practices Act of 1977.

“Foreign Investment Laws” means any applicable Laws, including any state, national or multi-jurisdictional Laws, that are designed or intended to prohibit, restrict or regulate actions to acquire interests in or control over domestic equities, securities, entities, assets, land or interests, in each case on national interest, public order or security or national security or similar grounds.

“GAAP” means United States generally accepted accounting principles.

“Government Bid” means any offer, quotation, bid or proposal to sell products or services made by the Company or any of its Subsidiaries to any Governmental Entity or any prime contractor or subcontractor which, if accepted or awarded, would result in a Government Contract.

“Government Contract” means any prime contract, subcontract, basic ordering agreement, purchase order, task order, delivery order or change order between the Company or any of its Subsidiaries, and (a) any Governmental Entity, (b) any prime contractor of a Governmental Entity in its capacity as a prime contractor, or (iii) any subcontractor at any tier with respect to any Contract described in clause (a) or (b); provided that, a task, purchase, delivery, change or work order under a Government Contract will not constitute a separate Government Contract, for purposes of this definition, but will be part of the Government Contract to which it relates.

“Governmental Entity” means any governmental, quasi-governmental, regulatory or self-regulatory authority, enforcement authority, agency, commission, body or other entity or any subdivision or instrumentality thereof, including any stock exchange or other self-regulatory organization, court, tribunal or arbitrator or any subdivision or instrumentality thereof, in each case of competent jurisdiction.

“Group” has the meaning set forth in Rule 13d-5 under the Exchange Act.

“Hazardous Substance” means any substance (a) regulated as hazardous, toxic, radioactive, petroleum, oil, a pollutant, a contaminant or words of similar import under Environmental Law or (b) can form the basis of any liability under Environmental Law due to its deleterious properties.

“HSR Act” means the Hart-Scott-Rodino Antitrust Improvements Act of 1976, and the rules and regulations promulgated thereunder.

“Indebtedness” means, with respect to any Person, without duplication, all obligations of such Person (a) for borrowed money, (b) as evidenced by bonds, debentures, notes or similar instruments, (c) for capital or financial leases under Accounting Standards Codification 842 (as determined in accordance with GAAP) with respect to which such Person is the lessee (provided that Indebtedness shall not include obligations for or under any operating leases), (d) to pay the deferred or contingent and unpaid purchase price of property, equipment or services (including obligations related to earn-out arrangements) (excluding accounts payable incurred in the ordinary course of business), (e) pursuant to securitization or factoring programs or arrangements, (f) under sale-and-leaseback transactions, agreements to repurchase securities sold and other similar financing transactions, (g) for net cash payment obligations of such Person under swaps, options, forward sales contracts, derivatives and other hedging Contracts, financial instruments or arrangements that will be payable upon termination thereof (assuming termination on the date of determination), (h) for letters of credit, bank guarantees, performance bonds and other similar Contracts or arrangements entered into by or on behalf of such Person, to the extent drawn or outstanding, (i) in respect of advances from customers (whether repayable in cash or by offset against subsequent purchases) or (j) pursuant to guarantees and arrangements having the economic effect of a guarantee of any obligation or undertaking of any other Person contemplated by the foregoing clauses (a) through (h) of this definition (or such lower amount of maximum liability as is expressly provided for under the documentation pursuant to which the respective guarantee or other arrangement is provided), in each case including all interest, premiums, prepayment fees, penalties, commitment or other fees, reimbursements, expenses and other payments due and payable with respect thereto.

“Insurance Policies” means any fire and casualty, general liability, business interruption, product liability, workers’ compensation and employer liability, directors, officers and fiduciaries policies and other liability insurance policies.

“Intellectual Property Rights” means all rights anywhere in the world in or to: (a) trademarks, service marks, brand names, certification marks, collective marks, d/b/a’s, logos, symbols, trade dress, trade names and other indicia of origin, all applications and registrations for the foregoing, including all renewals of the same, and all common law rights and goodwill associated therewith or symbolized thereby; (b) patents, patent applications, statutory invention registrations, including divisionals, revisions, supplementary protection certificates, continuations, continuations-in-part, renewals, extensions, substitutes, re-issues and re-examinations; (c) confidential and proprietary trade secrets, inventions, discoveries, ideas, improvements, information, know-how, data and databases (“Trade Secrets”); (d) copyrights and any equivalent rights in published and unpublished works of authorship (including all rights in or to software, website and mobile content and compilations of information) and any other related rights of authors, and registrations and applications therefor, and all renewals, extensions, restorations and reversions thereof, and all moral rights and common law rights associated therewith; (e) Internet domain names, social media accounts and URLs; and (f) any other intellectual property, industrial or proprietary rights.

“Intervening Event” means any event, change, development, circumstance, fact, condition, occurrence or effect occurring after the date of this Agreement that materially affects the business, financial condition, assets, liabilities or operations of the Company and its Subsidiaries (taken as a whole), and that is not actually known or reasonably foreseeable to the Company Board as of or prior to the date of this Agreement (or if actually known or reasonably foreseeable, the material consequences of which were not actually known or reasonably foreseeable to the Company Board at such time); provided that in no event shall the following constitute or be taken into account in determining whether or not an Intervening Event has occurred: (a) the receipt, existence or terms of an Acquisition Proposal or any proposal or offer or other transaction relating to the divestiture of any businesses, assets, properties, product lines, programs, projects, equity or other business interests or other contractual rights and obligations of the Company or any of its Subsidiaries as set forth in Section 5.5(d) of the Company Disclosure Schedule, or any matter relating thereto or consequence thereof; (b) results that were proximately caused by a material breach of this Agreement by the Company; (c) the Company meeting or exceeding any internal, published or other projections, forecasts, estimates, budgets or goals; or (d) changes, after the date of this Agreement, in the market price or trading volumes of the Shares or the shares of Parent Common Stock, in and of themselves; provided that in the case of the foregoing clauses (c) and (d), the underlying cause of such event, change, development, circumstance, fact, condition, occurrence or effect may (to the extent not otherwise excluded under this definition) be taken into account in determining whether an Intervening Event has occurred.

“IRS” means the U.S. Internal Revenue Service.

“IT Assets” means technology devices, computers, software, servers, networks, workstations, routers, hubs, circuits, switches, data communications lines, and all other information technology equipment, and all associated documentation.

“Knowledge” or any similar phrase means (a) with respect to the Company, the actual knowledge of the individuals set forth in Section 9(b) of the Company Disclosure Schedule, in each case after reasonable inquiry and (b) with respect to Parent or Merger Sub, the actual knowledge of the Chief Legal Officer of Parent, after reasonable inquiry.

“Law” means any law, Order, statute, constitution, principle of common law, ordinance, code, standard, rule, regulation, ruling or requirement issued, enacted, adopted, promulgated or otherwise put into effect by or under the authority of any Governmental Entity.

“Leased Real Property” means all leasehold or subleasehold estates, and other rights to use and occupy any land, buildings, structures, improvements, fixtures or other interest in real property held by the Company or any of its Subsidiaries.

“Licenses” means all licenses, permits, certifications, qualifications, approvals, clearances, registrations, consents, authorizations, franchises, variances, easements, rulings, waivers and exemptions issued or granted by a Governmental Entity.

“Material Adverse Effect” means any effect, change, development, event or occurrence that, individually or in the aggregate with any other effect, change, development, event or occurrence, has or would be reasonably expected to have a material adverse effect on the business, condition (financial or otherwise) or results of operations of the Company and its Subsidiaries (taken as a whole); provided, however, that no effect, change, development, event or occurrence resulting from any of the following shall constitute a Material Adverse Effect or be taken into account in determining whether a Material Adverse Effect has occurred or would reasonably be expected to occur:

(a) changes in economic conditions, political conditions, social conditions, the credit, capital, securities or financial markets, commodity prices, interest, currency or exchange rates, inflation or regulatory or business conditions;

(b) changes or developments in the industries in which the Company or any of its Subsidiaries or joint ventures operate or the industries to which the Company or its Subsidiaries or joint ventures sell its or their products or services;

(c) changes in, proposed or pending changes in, or changes in interpretation or enforcement of, GAAP or any Law;

(d) (i) any failure by the Company to meet any internal, public or other projections, forecasts, estimates, budgets or goals or (ii) any decline in the market price or trading volume of the Shares on NYSE; provided that the underlying cause of such failure or decline may (to the extent not otherwise excluded under this definition) be taken into account in determining whether a Material Adverse Effect has occurred or would reasonably be expected to occur;

(e) acts of warfare, outbreak or escalation of hostilities, geopolitical conditions, tariffs, sanctions, riots, looting, unrest, sabotage, trade wars, political unrest, civil disobedience, protests, public demonstrations, sabotage, terrorism, cyberterrorism or cyberattacks (in each case, to the extent not specifically targeting the Company), military, paramilitary or police actions, or national or international calamity, or the escalation or worsening of any of the foregoing or any response by any Governmental Entity to any of the foregoing;

(f) (i) any Contagion Event or other public health event or the escalation or worsening thereof or any response by any Governmental Entity to the foregoing (including Pandemic Measures) or (ii) any weather event, flood, eruption, nuclear incident or other natural or man-made disaster or other force majeure event or the escalation or worsening of any of the foregoing or any response by any Governmental Entity to any of the foregoing;

(g) the taking of any action required by this Agreement (except for the Company’s obligations set forth in Section 5.1(a)) or the failure to take any action prohibited by this Agreement or the taking of any action required by the Airbus Term Sheet (or by the definitive agreements providing for the transactions contemplated thereby, to the extent reflecting the terms of the Airbus Term Sheet or consented to by Parent pursuant to Section 5.5(f)(ii)) or the failure to take any action prohibited by the Airbus Term Sheet (or by the definitive agreements providing for the transactions contemplated thereby, to the extent reflecting the terms of the Airbus Term Sheet or consented to by Parent pursuant to Section 5.5(f)(ii));

(h) changes caused by the negotiation, execution, announcement or performance of this Agreement or the Airbus Term Sheet (or by the definitive agreements providing for the transactions contemplated thereby, to the extent reflecting the terms of the Airbus Term Sheet or consented to by Parent pursuant to Section 5.5(f)(ii)) or the pendency or consummation of the Transactions or the transactions contemplated by the Airbus Term Sheet (including, in each case of the foregoing, any loss or change in relationship with any regulator, Company Employee in or governed by any labor union or similar body, officer, director, customer, supplier, vendor or other business partner of the Company or any of its Subsidiaries to the extent attributable thereto) (it being understood that this clause (h) shall not apply with respect to the representations or warranties in Section 3.4 (or any condition to any Party’s obligation to consummate the Transactions relating to such representation and warranty));

(i) the commencement, pendency or resolution of any Transaction Litigation or any Proceeding to the extent relating to this Agreement or the Transactions (it being understood that this clause (i) shall not apply with respect to the representations or warranties in Section 3.4 (or any condition to any Party’s obligation to consummate the Transactions relating to such representation and warranty));

(j) (A) the identity of Parent or any of its Subsidiaries or (B) any communication or disclosure by Parent or any of its Subsidiaries (including regarding the plans or intentions of Parent with respect to the conduct of the business of the Company and its Subsidiaries after the Effective Time) (it being understood that this clause (j) shall not apply with respect to the representations or warranties in Section 3.4 (or any condition to any Party’s obligation to consummate the Transactions relating to such representation and warranty));

(k) the effect of any event or action taken or omission to act by the Company or any of its Subsidiaries in connection with the Transactions or the transactions contemplated by the Airbus Term Sheet at the written request of Parent;

(l) the effects of the failure to obtain any consents, registrations, approvals, permits or authorizations from any contractual counterparty or any Governmental Entity or the termination, acceleration or the enforcement of any contractual right of any contractual counterparty (including step-in rights), in each case, to the extent resulting from or arising out of the entry into this Agreement or the Transactions (it being understood that this clause (l) shall not apply with respect to the representations or warranties in Section 3.4 (or any condition to any Party’s obligation to consummate the Transactions relating to such representation and warranty)); or

(m) any action required to be taken by Parent or any of its Subsidiaries in order to comply with Parent’s obligations under Section 5.5;

provided, further, that, with respect to clauses (a), (b), (c), (e), and (f), such events that are not otherwise excluded from the definition hereof may be taken into account in determining whether a “Material Adverse Effect” has occurred or would reasonably be expected to occur to the extent (and, for the avoidance of doubt, only to the extent) that they disproportionately adversely affect the Company and its Subsidiaries (taken as a whole) relative to comparable companies operating in the industries and in the geographic markets in which the Company and its Subsidiaries conduct their businesses.

“Multiemployer Plans” means “multiemployer plans” as defined by Section 3(37) of ERISA.

“NYSE” means the New York Stock Exchange.

“OFAC” means the U.S. Department of the Treasury, Office of Foreign Assets Control.

“Operating Company” means Spirit AeroSystems, Inc.

“Order” means any order, award, judgment, injunction, writ, decree, stipulation, ruling, judicial decision or verdict, whether civil, criminal or administrative, in each case, that is entered, issued, made or rendered by any Governmental Entity.

“Organizational Documents” means (a) with respect to any Person that is a corporation, its certificate of incorporation and bylaws, or comparable documents, (b) with respect to any Person that is a partnership, its certificate of partnership and partnership agreement, or comparable documents, (c) with respect to any Person that is a limited liability company, its certificate of formation and limited liability company agreement, or comparable documents, (d) with respect to any Person that is a trust, its declaration of trust, or comparable documents, and (e) with respect to any other Person that is not an individual, its comparable organizational documents.

“Other Anti-Bribery Laws” means, other than the FCPA, all applicable anti-bribery, anti-corruption, anti-money-laundering and similar Laws to which the Company, any of its Subsidiaries or any of their respective Representatives, acting on behalf of the Company or any of its Subsidiaries, is subject.

“Owned IPR” means all Intellectual Property Rights that are owned or purported to be owned by the Company or any of its Subsidiaries.

“Owned Real Property” means all land held in fee simple, together with all buildings, structures, improvements and fixtures located thereon, and all easements and other rights and interests appurtenant thereto owned by the Company or any of its Subsidiaries.

“Pandemic Measures” shall mean any quarantine, “shelter in place,” “stay at home,” workforce reduction, social distancing, curfew, shutdown, closure, sequester, safety or any other Law, Order, Proceeding, directive, pronouncement or guideline by any industry group or Governmental Entity, including the Centers for Disease Control and Prevention and the World Health Organization, in connection with or in response to any Contagion Event, including, with respect to COVID-19, the CARES Act, the Families First Coronavirus Response Act and the American Rescue Plan Act of 2021.

“Parent Benefit Plan” means any benefit or compensation plan, fund, program, policy, practice, Contract, arrangement or other obligation, whether or not in writing and whether or not funded, in each case, which is sponsored, maintained or administered by, or required to be contributed to, or with respect to which any obligation or liability is borne by, Parent or any of its Subsidiaries.

“Parent Board” means the board of directors of Parent.

“Parent Clean Team Agreement” means the Clean Team Agreement, entered into between the Company and Parent, dated as of June 24, 2024 (as it may be amended or modified from time to time).

“Parent Commercial Contract” means any Contract between Parent or any of its Subsidiaries, on the one hand, and the Company or any of its Subsidiaries, on the other hand, including any such Contracts entered into after the date of this Agreement but excluding this Agreement and any other agreements entered into in connection with this Agreement and the Transactions; provided that any reference to any Parent Commercial Contract shall be deemed to include all amendments, exhibits, addenda, orders and other agreements between the parties thereto or instruments executed or delivered by Parent or any of its Subsidiaries in connection therewith or executed or delivered by the Company or any of its Subsidiaries to and for the benefit of Parent or any of its Subsidiaries in connection therewith.

“Parent Common Stock” means the Common Stock, of the par value of $5 each, of Parent.

“Parent Confidentiality Agreement” means the Non-Disclosure Agreement, entered into between the Company and Parent, dated as of June 24, 2024 (as it may be amended or modified from time to time).

“Parent Material Adverse Effect” means any effect, change, development, event or occurrence that, individually or in the aggregate with any other effect, change, development, event or occurrence, has or would be reasonably expected to have a material adverse effect on the business, condition (financial or otherwise) or results of operations of Parent and its Subsidiaries (taken as a whole); provided, however, that no effect, change, development, event or occurrence resulting from any of the following shall constitute a Parent Material Adverse Effect or be taken into account in determining whether a Parent Material Adverse Effect has occurred or would reasonably be expected to occur:

(a) changes in economic conditions, political conditions, social conditions, the credit, capital, securities or financial markets, commodity prices, interest, currency or exchange rates, inflation or regulatory or business conditions;

(b) changes or developments in the industries in which Parent or any of its Subsidiaries or joint ventures operate or the industries to which Parent or its Subsidiaries or joint ventures sell its or their products or services;

(c) changes in, proposed or pending changes in, or changes in interpretation or enforcement of, GAAP or any Law;

(d) (i) any failure by Parent to meet any internal, public or other projections, forecasts, estimates, budgets or goals or (ii) any decline in the market price or trading volume of shares of Parent Common Stock on NYSE; provided that the underlying cause of such failure or decline may (to the extent not otherwise excluded under this definition) be taken into account in determining whether a Parent Material Adverse Effect has occurred or would reasonably be expected to occur;

(e) acts of warfare, outbreak or escalation of hostilities, geopolitical conditions, tariffs, sanctions, riots, looting, unrest, sabotage, trade wars, political unrest, civil disobedience, protests, public demonstrations, sabotage, terrorism, cyberterrorism or cyberattacks (in each case, to the extent not specifically targeting Parent), military, paramilitary or police actions, or national or international calamity, or the escalation or worsening of any of the foregoing or any response by any Governmental Entity to any of the foregoing;

(f) (i) any Contagion Event or other public health event or the escalation or worsening thereof or any response by any Governmental Entity to the foregoing (including Pandemic Measures) or (ii) any weather event, flood, eruption, nuclear incident or other natural or man-made disaster or other force majeure event or the escalation or worsening of any of the foregoing or any response by any Governmental Entity to any of the foregoing;

(g) the taking of any action required by this Agreement or the failure to take any action prohibited by this Agreement or the taking of any action required by the Airbus Term Sheet (or by the definitive agreements providing for the transactions contemplated thereby) or the failure to take any action prohibited by the Airbus Term Sheet (or by the definitive agreements providing for the transactions contemplated thereby);

(h) changes caused by the negotiation, execution, announcement or performance of this Agreement or the Airbus Term Sheet (or by the definitive agreements providing for the transactions contemplated thereby) or the pendency or consummation of the Transactions or the transactions contemplated by the Airbus Term Sheet (including, in each case of the foregoing, any loss or change in relationship with any regulator, employee in or governed by any labor union or similar body, officer, director, customer, supplier, vendor or other business partner of Parent or any of its Subsidiaries to the extent attributable thereto) (it being understood that this clause (h) shall not apply with respect to the representations or warranties in Section 4.5 (or any condition to any Party’s obligation to consummate the Transactions relating to such representations and warranties));

(i) the commencement, pendency or resolution of any Transaction Litigation or any Proceeding to the extent relating to this Agreement or the Transactions (it being understood that this clause (i) shall not apply with respect to the representations or warranties in Section 4.5 (or any condition to any Party’s obligation to consummate the Transactions relating to such representations and warranties));

(j) (A) the identity of the Company or any of its Subsidiaries or (B) the business or operations of the Company (it being understood that this clause (j) shall not apply with respect to the representations or warranties in Section 4.5 (or any condition to any Party’s obligation to consummate the Transactions relating to such representations and warranties));

(k) the effect of any event or action taken or omission to act by Parent or any of its Subsidiaries in connection with the Transactions or the transactions contemplated by the Airbus Term Sheet at the written request of the Company;

(l) the effects of the failure to obtain any consents, registrations, approvals, permits or authorizations from any contractual counterparty or any Governmental Entity or the termination, acceleration or the enforcement of any contractual right of any contractual counterparty, in each case, to the extent resulting from or arising out of the entry into this Agreement or the Transactions (it being understood that this clause (l) shall not apply with respect to the representations or warranties in Section 4.5 (or any condition to any Party’s obligation to consummate the Transactions relating to such representations and warranties)); or

(m) any action required to be taken by Parent or any of its Subsidiaries in order to comply with Parent’s obligations under Section 5.5;

provided, further, that, with respect to clauses (a), (b), (c), (e), and (f), such events that are not otherwise excluded from the definition hereof may be taken into account in determining whether a “Parent Material Adverse Effect” has occurred or would reasonably be expected to occur to the extent (and, for the avoidance of doubt, only to the extent) that they disproportionately adversely affect Parent and its Subsidiaries (taken as a whole) relative to comparable companies operating in the industries and in the geographic markets in which Parent and its Subsidiaries conduct their businesses.

“Parent Reports” means the reports, forms, proxy statements, prospectuses, registration statements and other statements, certifications and documents required to be or otherwise filed with or furnished to the SEC pursuant to the Exchange Act or the Securities Act by Parent, including exhibits thereto and all other information incorporated by reference and any amendments and supplements thereto.

“Parent Stock Price” means the volume weighted average price per share of Parent Common Stock on NYSE (as reported by Bloomberg L.P. or, if not reported therein, in another authoritative source mutually selected by Parent and the Company) for the period of the fifteen (15) consecutive trading days ending on and including the second full trading day prior to the Effective Time.

“Parent Termination Fee” means an amount equal to three hundred million dollars ($300,000,000).

“Permitted Encumbrances” means: (a) Encumbrances for current Taxes or other governmental charges not yet due and payable or that are being contested in good faith and for which appropriate reserves have been established to the extent required by GAAP; (b) statutory Encumbrances and mechanics’, carriers’, workmen’s, repairmen’s or other like Encumbrances arising or incurred in the ordinary course of business consistent with past practice; (c) statutory or common law Encumbrances to secure landlords, lessors or renters under leases or rental Contracts; (d) Encumbrances that have been placed by any developer, landlord or other third party on property owned by third parties over which the Company or any of its Subsidiaries has easement rights and subordination or similar Contract relating thereto; (e) any easements, covenants, rights-of-way, restrictions of record and other similar charges not materially interfering with the ordinary conduct of the Company’s business; (f) Encumbrances in connection with zoning, entitlement or other land use or environmental regulation by any Governmental Entity; (g) Encumbrances arising under original purchase price conditional sales contracts and equipment leases with third parties entered into in the ordinary course of business consistent with past practice; (h) Encumbrances disclosed and reflected in the Company Reports prior to the date of this Agreement; (i) Encumbrances incurred or deposits made in connection with workers’ compensation, unemployment insurance or other types of social security; (j) licenses or sublicenses of Intellectual Property Rights or IT Assets granted in the ordinary course of business consistent with past practice; (k) other Encumbrances that would not, individually or in the aggregate, reasonably be expected to materially impair the continued use, operation or value of the properties or assets to which they relate; (l) restrictions, exclusions, Encumbrances or any imperfections that would be shown by a current title report or other similar report; (m) restrictions on transfer solely arising under or relating to applicable securities Laws; (n) Encumbrances not created by the Company or any of its Subsidiaries that affect the underlying fee interest of any real property; (o) with respect to the Company and its Subsidiaries, Encumbrances (i) arising under or relating to this Agreement or (ii) securing obligations under the Company Existing Debt Agreements as of the date of this Agreement; or (p) Encumbrances set forth in Section 9(c) of the Company Disclosure Schedule.

“Person” means any individual or entity.

“Personal Information” means any information that (a) alone or in combination with other information held by the Company or any of its Subsidiaries can reasonably be used to identify an individual person, browser, household or device, or (b) is otherwise defined as “personal data,” “personally identifiable information,” “individually identifiable health information,” “protected health information,” “personal information” or a similar term under (and protected under) applicable Data Protection Laws.

“Proceeding” means any action, cause of action, claim, litigation, suit, inquiry, investigation, arbitration or other similar proceeding, in each case, by or before a Governmental Entity, whether civil, criminal, regulatory, administrative or otherwise.

“Qualifying Termination” means a termination of employment either (a) by Parent without Cause (as such term is defined in the Stock Plans) or (b) by the Continuing Employee within ninety (90) days after (i) a material diminution in such Continuing Employee’s base compensation, (ii) relocation of such Continuing Employee’s principal office to a location that is greater than fifty (50) miles from the location of such Continuing Employee’s principal office immediately before such relocation or (iii) any action or inaction with respect to the terms and conditions of the Continuing Employee’s service that constitutes a material breach by Parent of any written agreement between such Continuing Employee and Parent (each of clauses (i), (ii) and (iii), a “Good Reason Event”), so long as, with respect to any Good Reason Event, the Continuing Employee has, within thirty (30) days after the occurrence of such Good Reason Event, notified Parent of the Continuing Employee’s intent to terminate as a result of such Good Reason Event and within thirty (30) days after receipt of that notice Parent has not cured such Good Reason Event.

“Real Property” means, collectively, the Owned Real Property and the Leased Real Property.

“Registered” means registered with, issued by, renewed by or the subject of a pending application before any Governmental Entity or Internet domain name registrar.

“Representative” means, with respect to any Person, any director, principal, partner, manager, member (if such Person is a member-managed limited liability company or similar entity), employee (including any officer), consultant, advisor, agent or other representative of such Person, in each case acting in their capacity as such.

“Requisite Company Vote” means the adoption of this Agreement by the holders of a majority of the outstanding Shares entitled to vote on such matter at a stockholders’ meeting duly called and held for such purpose, including any postponement or adjournment thereof.

“Sarbanes-Oxley Act” means the Sarbanes-Oxley Act of 2002.

“SEC” means the U.S. Securities and Exchange Commission.

“Securities Act” means the Securities Act of 1933.

“Share” means any share of the Company Common Stock.

“Specified Award” means each Company PSU, Company RSU or Company Restricted Share granted under the Stock Plans that (a) is vested but not yet settled as of immediately prior to the Effective Time, (b) is outstanding, as of immediately prior to the Effective Time, and was granted to a non-employee member of the Company Board, (c) vests effective as of the Effective Time in accordance with its terms or (d) is outstanding immediately prior to the Effective Time and held by a Person who, as of immediately prior to the Effective Time, is no longer an employee or other service provider to the Company.

“Stock Plans” means the Company Amended and Restated 2014 Omnibus Incentive Plan, effective as of April 26, 2023, and the Company 2014 Omnibus Incentive Plan, as amended January 25, 2017, and as further amended October 23, 2019.

“Subsidiary,” with respect to any Person, shall have the meaning set forth in the Exchange Act.

“Superior Proposal” means a bona fide written Acquisition Proposal, made after the date of this Agreement by any Person, that did not result from a material breach by the Company, its Wholly Owned Subsidiaries or its or their respective Representatives of Section 5.2(a) or Section 5.2(b) (including, for the avoidance of doubt, any failure by any such Representatives to follow an instruction required to be given by the Company thereunder), on terms that the Company Board determines in good faith, after consultation with its financial advisor and outside legal counsel, are more favorable to the Company’s stockholders than the Transactions, taking into account the financial, legal, regulatory, conditionality and other aspects of such proposal; provided that, solely for purposes of defining a “Superior Proposal,” all references in the definition of “Acquisition Proposal” to “twenty percent (20%)” shall be deemed to be a reference to “fifty percent (50%).”

“Takeover Statute” means any “fair price,” “moratorium,” “control share acquisition” or other similar anti-takeover statute or regulation.

“Tax” (including, with correlative meaning, the terms “Taxes” and “Taxable”) means any taxes including all federal, state, local and foreign income, profits, franchise, gross receipts, environmental, customs duty, capital stock, severances, stamp, payroll, sales, employment, unemployment, disability, use, property, withholding, excise, production, value-added, occupancy and other taxes, duties or assessments of any kind, together with all interest, penalties and additions imposed with respect to such amounts.

“Tax Returns” means all returns and reports (including elections, declarations, disclosures, schedules, and information returns and other related documents and attachments thereto) relating to Taxes, including any amendment or supplements thereof, required to be filed or supplied to any Taxing Authority.

“Taxing Authority” means any Governmental Entity having competent jurisdiction over the assessment, determination, collection or imposition of any Tax.

“Termination Fee” means the Company Termination Fee or the Parent Termination Fee, as applicable.

“Trade Secrets” has the meaning set forth in the definition of Intellectual Property Rights.

“Transfer Taxes” means all transfer, documentary, sales, use, stamp, recording, value-added, registration and other similar Taxes and all conveyance fees, recording fees and other similar charges.

“Treasury Regulations” means the United States Treasury regulations promulgated under the Code.

“UK” means the United Kingdom.

“UK Company Employee” means a Company Employee employed in the UK.

“Wholly Owned Subsidiary” means, with respect to any Person, any Subsidiary of such Person of which all of the equity or ownership interests of such Subsidiary are beneficially owned by such first Person.

“Willful Breach” means an action taken or failure to act that the breaching Party intentionally takes (or intentionally fails to take) and actually knows (or would reasonably have been expected to have known) would, or would reasonably be expected to, cause a material breach of a covenant or agreement set forth in this Agreement.

(b) As used in this Agreement, the following capitalized terms are defined in this Agreement as referenced in the following table:

Definition	Section
Agreement	Preamble
Annual Bonus	Section 5.9(c)
Aviation Regulations	Section 3.14
Burdensome Condition	Section 5.5(d)
Company	Preamble
Company Compensation Committee	Section 2.3(b)
Company Disclosure Schedule	Article III
Company Labor Agreements	Section 3.17(a)

Definition	Section
Company Licenses	Section 3.5(b)
Company Material Contract	Section 3.11(a)
Company PSU	Section 2.3(c)
Company Recommendation	Section 3.3(b)
Company RSU	Section 2.3(a)
Company Top Customer	Section 3.15
Company Top Supplier	Section 3.15
Continuing Employee	Section 5.9(a)
D&O Indemnified Party	Section 5.10(a)
DFARS	Section 3.12(a)
EAR	Section 3.5(a)(v)
Effective Time	Section 1.2
ESPP	Section 2.3(d)
Exchange Fund	Section 2.2(a)
FAA	Section 3.14
FAR	Section 3.12(a)
Final Offering	Section 2.3(d)
ITAR	Section 3.5(a)(v)
Material Company Bid	Section 3.11(a)(iv)
Material Company Government Contract	Section 3.11(a)(iii)
Merger	Section 1.2
Merger Sub	Preamble
Non-U.S. Company Benefit Plan	Section 3.16(a)
Outside Date	Section 7.2(a)
Parent	Preamble
Parent 401(k) Plans	Section 5.9(e)
Parent Disclosure Schedule	Article IV
Parent Stock-Based RSU	Section 2.3(a)
Party	Preamble
Per Share Merger Consideration	Section 2.1(a)
Privacy and Security Requirements	Section 3.21(b)(xi)
Proxy Statement	Section 5.3(a)
Qualifying Transaction	Section 7.5(b)(i)
Registration Statement	Section 5.3(a)
Regulatory Approvals	Section 6.1(b)
Regulatory Strategy Framework	Section 5.5(e)
Surviving Corporation	Section 1.2
Takeover Notice Period	Section 5.2(e)(ii)
Transaction Litigation	Section 5.14
Transactions	Recitals

Annex B

June 30, 2024

Board of Directors

Spirit AeroSystems Holdings, Inc.

3801 South Oliver St.

Wichita, KS 67210

Members of the Board:

You have requested our opinion as to the fairness, from a financial point of view, to the holders of Class A common stock, par value $0.01 per share (“Company Common Stock”), of Spirit AeroSystems Holdings, Inc. (the “Company”) of the Per Share Merger Consideration (as defined below) to be received by such holders pursuant to the Agreement and Plan of Merger (the “Agreement”) to be entered into among the Company, The Boeing Company (“Parent”) and Sphere Acquisition Corp., a wholly owned subsidiary of Parent (“Merger Sub”). As more fully described in the Agreement, Merger Sub will be merged with and into the Company (the “Transaction”) and each issued and outstanding share of Company Common Stock (other than the Excluded Shares (as defined in the Agreement)) will be immediately converted into the right to receive a number of shares of common stock, par value $5.00 per share, of Parent (“Parent Common Stock”) equal to the Exchange Ratio (the “Per Share Merger Consideration”).

As described in the Agreement, (i) “Exchange Ratio” means (a) if the Parent Stock Price (as defined below) is equal to or less than $149.00, 0.2500; (b) if the Parent Stock Price is greater than $149.00 but less than $206.94, the quotient obtained by dividing $37.25 by the Parent Stock Price, rounded to four decimal places; or (c) if the Parent Stock Price is greater than or equal to $206.94, 0.1800; and (ii) “Parent Stock Price” means the volume weighted average price per share of Parent Common Stock on the New York Stock Exchange (as reported by Bloomberg L.P. or, if not reported therein, in another authoritative source mutually selected by Parent and the Company) for the period of the fifteen (15) consecutive trading days ending on and including the second full trading day prior to the effective time of the Transaction.

In arriving at our opinion, we have, among other things: (i) reviewed certain publicly available business and financial information, including publicly available research analysts’ financial forecasts, relating to the Company and Parent; (ii) reviewed certain internal information relating to the business, earnings, cash flow, assets, liabilities and prospects of the Company furnished to us by the Company, including financial forecasts provided to or discussed with us by the management of the Company; (iii) reviewed information regarding the capitalization of the Company furnished to us by the Company; (iv) conducted discussions with members of the senior management and representatives of the Company concerning the information described in clauses (i) through (iii) of this paragraph, as well as the businesses and prospects of the Company generally; (v) conducted discussions with members of the senior management and representatives of Parent concerning the information described in clause (i) of this paragraph, as well as the businesses and prospects of Parent generally; (vi) reviewed the reported prices and trading activity for the Company Common Stock and Parent Common Stock;

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(vii) reviewed publicly available financial and stock market data of certain other companies in lines of business that we deemed relevant; (viii) reviewed the financial terms of certain other transactions that we deemed relevant; (ix) reviewed the execution version of the Agreement; and (x) conducted such other financial studies and analyses and took into account such other information as we deemed appropriate.

In connection with our analysis and opinion, we have, at your direction, relied on the information supplied to, discussed with or reviewed by us for purposes of this opinion being complete and accurate in all material respects. We have not independently verified any such information (or assumed any responsibility for the independent verification of any such information). With your consent, we have also relied on the representation of the Company’s management that they are not aware of any facts or circumstances that would make any such information inaccurate or misleading. With your consent, we have relied upon, without independent verification, the assessment of the Company and its legal, tax, regulatory and accounting advisors with respect to legal, tax, regulatory and accounting matters. With respect to the financial forecasts referred to above, we have assumed, at your direction, that they have been reasonably prepared on a basis reflecting the best currently available estimates and judgments of the management of the Company as to the future performance of the Company. We express no views as to the reasonableness of any financial forecasts or the assumptions on which they are based. With your consent, we have assumed that Parent’s filings with the Securities and Exchange Commission comply with applicable securities laws and do not contain any material misstatements or omissions. In addition, we have not made any independent evaluation or appraisal of any of the assets or liabilities (contingent, derivative, off-balance-sheet, or otherwise) of the Company or Parent, nor have we been furnished with any such evaluation or appraisal. We have not been provided with financial forecasts for Parent and given the market capitalization of Parent, the trading volume of Parent Common Stock and the aggregate amount of Parent Common Stock to be received by the holders of Company Common Stock in the Transaction, for purposes of our analysis, we have assumed, with your consent, that the value of Parent Common Stock is the closing price per share on the last day prior to the review of our analysis by a Moelis & Company LLC fairness opinion committee.

Our opinion does not address the Company’s underlying business decision to effect the Transaction or the relative merits of the Transaction as compared to any alternative business strategies or transactions that might be available to the Company. Our opinion does not address any legal, regulatory, tax or accounting matters. We have not been asked to, nor do we, offer any opinion as to any terms of the Agreement or any aspect or implication of the Transaction, except for the fairness of the Per Share Merger Consideration from a financial point of view to the holders of Company Common Stock. We have not been asked to, nor do we, offer any opinion as to any terms of the Airbus Term Sheet (as defined in the Agreement) or any aspect or implication of the transactions contemplated thereby. We express no opinion as to what the value of Parent Common Stock actually will be when issued pursuant to the Transaction or the prices at which Company Common Stock or Parent Common Stock may trade at any time. We are not expressing any opinion as to fair value, viability or the solvency of the Company or Parent following the closing of the Transaction. In rendering this opinion, we have assumed, with your consent, that the final executed form of the Agreement will not differ in any material respect from the draft that we have reviewed, that the Transaction will be consummated in accordance with its terms without any waiver or modification that could be material to our analysis, that the representations and warranties of each party set forth in the Agreement are accurate and correct, and that the parties to the Agreement will comply with all the material terms of the Agreement. We have assumed, with your consent, that all governmental, regulatory or other consents or approvals necessary for the completion of the Transaction will be obtained, except to the extent that could not be material to our analysis. We have not been authorized to solicit and have not solicited indications of interest in a possible transaction with the Company from any party. We also have not been requested to, and have not, participated in the structuring or negotiation of the Transaction.

Our opinion is necessarily based on economic, monetary, market and other conditions as in effect on, and the information made available to us as of, the date hereof, and we assume no responsibility to update this opinion for developments after the date hereof.

We have been engaged by the Company to render this opinion and will earn a fee upon delivery of this opinion, which fee is not contingent upon either the conclusion expressed in this opinion or successful consummation of the Transaction. Our affiliates, employees, officers and partners may at any time own securities (long or short) of the Company, Parent and Airbus SE (“Airbus”). We have provided investment banking and other services to the Company and Airbus unrelated to the Transaction and have received compensation for such services. In the future, we may provide such services to the Company, Parent or Airbus and may receive compensation for such services. In the past three years prior to the date hereof, we acted as a financial advisor (i) to the Company in connection with a refinancing and capital raise that was consummated in 2023 and (ii) to a division of Airbus in connection with an acquisition transaction that was consummated in 2024.

This opinion is for the use and benefit of the Board of Directors of the Company (solely in its capacity as such) in its evaluation of the Transaction. This opinion does not constitute a recommendation as to how any holder of securities should vote or act with respect to the Transaction or any other matter. This opinion does not address the fairness of the Transaction or any aspect or implication thereof to, or any other consideration of or relating to, the holders of any class of securities, creditors or other constituencies of the Company, other than the fairness of the Per Share Merger Consideration from a financial point of view to the holders of Company Common Stock. In addition, we do not express any opinion as to the fairness of the amount or nature of any compensation to be received by any officers, directors or employees of any parties to the Transaction, or any class of such persons, relative to the Per Share Merger Consideration or otherwise. This opinion was approved by a Moelis & Company LLC fairness opinion committee.

Based upon and subject to the foregoing, it is our opinion that, as of the date hereof, the Per Share Merger Consideration to be received by holders of Company Common Stock (other than the Excluded Shares (as defined in the Agreement)) pursuant to the Agreement is fair, from a financial point of view, to such holders.

Very truly yours,

/s/ Moelis & Company LLC
MOELIS & COMPANY LLC

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 20. Indemnification of Directors and Officers.

The Boeing Company (“Boeing”) is incorporated under the laws of the State of Delaware.

Section 145 of the General Corporation Law of the State of Delaware (the “DGCL”) provides that a corporation may indemnify any person, including an officer or director, who was or is, or is threatened to be made, a party to any threatened, pending, or completed action, suit, or proceeding, whether civil, criminal, administrative, or investigative (other than an action by or in the right of such corporation), by reason of the fact that such person is or was a director, officer, employee, or agent of such corporation, or is or was serving at the request of such corporation as a director, officer, employee, or agent of another corporation, partnership, joint venture, trust, or other enterprise. The indemnity may include expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit, or proceeding, provided such person acted in good faith and in a manner such person reasonably believed to be in or not opposed to the best interests of such corporation, and, with respect to any criminal action and proceeding, had no reasonable cause to believe that his or her conduct was unlawful. A Delaware corporation may indemnify any person, including an officer or director, who was or is, or is threatened to be made, a party to any threatened, pending, or completed action or suit by or in the right of such corporation, under the same conditions, except that such indemnification is limited to expenses (including attorneys’ fees) actually and reasonably incurred by such person, and except that no indemnification is permitted without judicial approval if such person is adjudged to be liable to such corporation. Where an officer or director of a corporation is successful, on the merits or otherwise, in the defense of any action, suit, or proceeding referred to above, or any claim, issue, or matter therein, the corporation must indemnify that person against the expenses (including attorneys’ fees) that such officer or director actually and reasonably incurred in connection therewith.

Section 145 of the DGCL further authorizes a corporation to purchase and maintain insurance on behalf of any person who is or was a director, officer, employee, or agent of the corporation or is or was serving at the request of the corporation as a director, officer, employee, or agent of another corporation or enterprise, against any liability asserted against such person and incurred by such person in any such capacity, or arising out of his or her status as such, whether or not the corporation would otherwise have the power to indemnify him under Section 145.

The rights provided in Section 145 of the DGCL are not exclusive, and the corporation may also provide for indemnification under any bylaw, agreement, vote of shareholders or disinterested directors or otherwise.

Article VII, Section 3 of Boeing’s By-Laws provides for indemnification of its directors and officers to the fullest extent permitted by the DGCL. Boeing maintains liability insurance applicable to its directors and certain officers as permitted by Section 145 of the DGCL.

Section 102(b)(7) of the DGCL permits a corporation to provide in its certificate of incorporation that a director or certain officers of the corporation shall not be personally liable to the corporation or its shareholders for monetary damages for breach of fiduciary duty as a director or officer, except for liability for (i) any breach of such person’s duty of loyalty to the corporation or its shareholders, (ii) acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law, (iii) in the case of a director, payments of unlawful dividends or unlawful stock repurchases or redemptions, (iv) for any transaction from which the director derived an improper personal benefit, or (v) in the case of an officer, any action by or in the right of the corporation.

Article Eleventh of Boeing’s Amended and Restated Certificate of Incorporation provides that, to the full extent that the DGCL permits the limitation or elimination of the liability of directors, a director will not be liable to Boeing or its shareholders for monetary damages for conduct as a director.

The foregoing is only a general summary of certain aspects of the DGCL, the Boeing Charter and the Boeing Bylaws dealing with indemnification of directors and officers and does not purport to be complete.

Item 21. Exhibits and Financial Statement Schedules.

Exhibit No.	Description

2.1	Agreement and Plan of Merger, dated June 30, 2024, among Spirit AeroSystems Holdings, Inc., The Boeing Company and Sphere Acquisition Corp. (attached as Annex A to the proxy statement/prospectus that forms a part of this registration statement and incorporated herein by reference).

3.1	Amended and Restated Certificate of Incorporation of The Boeing Company dated May 5, 2006 (incorporated herein by reference to Exhibit 3.1 to The Boeing Company’s Current Report on Form 8-K dated May 1, 2006).

3.2	By-Laws of The Boeing Company, as amended and restated, effective August 29, 2023 (incorporated herein by reference to Exhibit 3.1 to The Boeing Company’s Form 10-Q for the quarter ended September 30, 2023).

4.1	Description of The Boeing Company Securities Registered under Section 12 of the Exchange Act (incorporated herein by reference to Exhibit 4.1 to the Company’s Form 10-K for the year ended December 31, 2019).

4.2	First Supplemental Indenture, dated as of May 1, 2024 between The Boeing Company and The Bank of New York Mellon, N.A., as successor trustee to JPMorgan Chase Bank, as Trustee (incorporated herein by reference to Exhibit 4.1 to the Company’s Current Report on Form 8-K, dated April 29, 2024).

4.3	Form of Note for the 6.259% Senior Notes due 2027 (incorporated herein by reference to Exhibit 4.1 to the Company’s Current Report on Form 8-K, dated April 29, 2024).

4.4	Form of Note for the 6.298% Senior Notes due 2029 (incorporated herein by reference to Exhibit 4.1 to the Company’s Current Report on Form 8-K, dated April 29, 2024).

4.5	Form of Note for the 6.528% Senior Notes due 2034 (incorporated herein by reference to Exhibit 4.1 to the Company’s Current Report on Form 8-K, dated April 29, 2024).

4.6	Form of Note for the 6.388% Senior Notes due 2031 (incorporated herein by reference to Exhibit 4.1 to the Company’s Current Report on Form 8-K, dated April 29, 2024).

4.7	Form of Note for the 6.858% Senior Notes due 2054 (incorporated herein by reference to Exhibit 4.1 to the Company’s Current Report on Form 8-K, dated April 29, 2024).

4.8	Form of Note for the 7.008% Senior Notes due 2064 (incorporated herein by reference to Exhibit 4.1 to the Company’s Current Report on Form 8-K, dated April 29, 2024).

4.9	Registration Rights Agreement, dated as of May 1, 2024, among The Boeing Company and Citigroup Global Markets Inc., BofA Securities, Inc., J.P. Morgan Securities LLC and Wells Fargo Securities, LLC, as representatives of the purchasers named therein (incorporated herein by reference to Exhibit 4.8 to the Company’s Current Report on Form 8-K, dated April 29, 2024).

5.1*	Opinion of Kirkland & Ellis LLP regarding validity of the securities being registered.

Exhibit No.	Description

10.1	Five-Year Credit Agreement, dated as of May 15, 2024, among The Boeing Company for itself and on behalf of its Subsidiaries, as a Borrower, the Lenders party hereto, Citibank, N.A., as administrative agent, JPMorgan Chase Bank, N.A., as syndication agent and Citibank N.A. and JPMorgan Chase Bank, N.A., as joint lead arrangers and joint book managers (Exhibit 10.1 to the Company’s Current Report on Form 8-K, dated May 15, 2024).

10.2	364-Day Credit Agreement, dated as of August 24, 2023, among The Boeing Company for itself and on behalf of its Subsidiaries, as a Borrower, the Lenders party hereto, Citibank, N.A., as administrative agent, JPMorgan Chase Bank, N.A. as syndication agent and Citibank, N.A. and JPMorgan Chase Bank N.A., as joint lead arrangers and joint book managers (incorporated herein by reference to Exhibit 10.1 to the Company’s Form 10-Q for the quarter ended September 30, 2023).

10.3	Five-Year Credit Agreement, dated as of August 24, 2023, among The Boeing Company for itself and on behalf of its Subsidiaries, as a Borrower, the Lenders party hereto, Citibank, N.A., as administrative agent, JPMorgan Chase Bank, N.A., as syndication agent and Citibank N.A. and JPMorgan Chase Bank, N.A., as joint lead arrangers and joint book managers (incorporated herein by reference to Exhibit 10.2 to the Company’s Form 10-Q for the quarter ended September 30, 2023).

10.4	Three-Year Credit Agreement, dated as of August 25, 2022, among The Boeing Company for itself and on behalf of its Subsidiaries, as a Borrower, the Lenders party hereto, Citibank, N.A., as administrative agent, JPMorgan Chase Bank, N.A., as syndication agent and Citibank, N.A. and JPMorgan Chase Bank, N.A., as joint lead arrangers and joint book managers (incorporated herein by reference to Exhibit 10.2 to the Company’s Current Report on Form 8-K, dated August 25, 2022).

10.5	Five-Year Credit Agreement, dated as of October 30, 2019, among The Boeing Company, for itself and on behalf of its Subsidiaries, as a Borrower, the Lenders party hereto, Citibank, N.A., as administrative agent, JPMorgan Chase Bank, N.A., as syndication agent and Citibank N.A. and JPMorgan Chase Bank, N.A., as joint lead arrangers and joint book managers (incorporated herein by reference to Exhibit 10.2 to the Company’s Current Report on Form 8-K dated October 30, 2019.

10.6	Amendment No. 1, dated as of August 25, 2022, to Five-Year Credit Agreement, dated as of October 30, 2019, among The Boeing Company for itself and on behalf of its Subsidiaries, as a Borrower, the Lenders party hereto, Citibank, N.A., as administrative agent, JPMorgan Chase Bank, N.A., as syndication agent and Citibank N.A. and JPMorgan Chase Bank, N.A., as joint lead arrangers and joint book managers (incorporated herein by reference to Exhibit 10.3 to the Company’s Current Report on Form 8-K, dated August 25, 2022).

10.7	Joint Venture Master Agreement, dated as of May 2, 2005, by and among Lockheed Martin Corporation, The Boeing Company and United Launch Alliance, L.L.C. (incorporated herein by reference to Exhibit (10)(i) to the Company’s Form 10-Q for the quarter ended June 30, 2005).

10.8	Delta Inventory Supply Agreement, dated as of December 1, 2006, by and between United Launch Alliance, L.L.C. and The Boeing Company (incorporated herein by reference to Exhibit (10)(vi) to the Company’s Form 10-K for the year ended December 31, 2006).

10.9	Deferred Prosecution Agreement dated January 6, 2021 (incorporated herein by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K dated January 6, 2021).

10.10	Summary of Non employee Director Compensation (incorporated herein by reference to Exhibit 10.6 to the Company’s Form 10-K for the year ended December 31, 2019).

Exhibit No.	Description

10.11	Deferred Compensation Plan for Directors of The Boeing Company, as amended and restated effective January 1, 2008 (incorporated herein by reference to Exhibit 10.2 to the Company’s Current Report on Form 8-K dated October 28, 2007).

10.12	The Boeing Company Annual Incentive Plan, as amended and restated February 24, 2020 (formerly known as the Incentive Compensation Plan for Employees of The Boeing Company and Subsidiaries) (incorporated herein by reference to Exhibit 10.2 to the Company’s Form 10-Q for the quarter ended March 31, 2020).

10.13	The Boeing Company 1997 Incentive Stock Plan, as amended effective May 1, 2000 and further amended effective January 1, 2008 (incorporated herein by reference to Exhibit 10.5 to the Company’s Current Report on Form 8-K dated October 28, 2007).

10.14	Supplemental Executive Retirement Plan for Employees of The Boeing Company, as amended and restated as of June 1, 2021 (incorporated herein by reference to Exhibit 10.13 to the Company’s Form 10-K for the year ended December 31, 2023).

10.15	The Boeing Company Executive Supplemental Savings Plan, as amended and restated effective January 1, 2022 (incorporated herein by reference to Exhibit 10.13 to the Company’s Form 10-K for the year ended December 31, 2022).

10.16	The Boeing Company Executive Layoff Benefits Plan, as amended and restated effective January 1, 2017 (incorporated herein by reference to Exhibit (10)(xviii) to the Company’s Form 10-K for the year ended December 31, 2016).

10.17	The Boeing Company 2003 Incentive Stock Plan, as amended and restated effective December 9, 2021 (incorporated herein by reference to Exhibit 10.16 to the Company’s Form 10-K for the year ended December 31, 2021).

10.18	The Boeing Company 2023 Incentive Stock Plan, effective April 18, 2023 (incorporated herein by reference to Exhibit 10.9 to the Company’s Form 10-Q for the quarter ended March 31, 2023).

10.19	Form of U.S. Notice of Terms of Non-Qualified Stock Option (incorporated herein by reference to Exhibit 10.1 to the Company’s 10-Q for the quarter ended March 31, 2021).

10.20	Form of International Notice of Terms of Non-Qualified Stock Option (incorporated herein by reference to Exhibit 10.2 to the Company’s 10-Q for the quarter ended March 31, 2021).

10.21	Form of U.S. Notice of Terms of Non-Qualified Stock Option for CEO (incorporated herein by reference to Exhibit 10.3 to the Company’s 10-Q for the quarter ended March 31, 2021).

10.22	Form of U.S. Notice of Terms of Restricted Stock Units (incorporated herein by reference to Exhibit 10.4 to the Company’s 10-Q for the quarter ended March 31, 2021).

10.23	Form of International Notice of Terms of Restricted Stock Units (incorporated herein by reference to Exhibit 10.5 to the Company’s 10-Q for the quarter ended March 31, 2021).

10.24	Form of U.S. Notice of Terms of Restricted Stock Units for CEO (incorporated herein by reference to Exhibit 10.6 to the Company’s 10-Q for the quarter ended March 31, 2021).

10.25	Form of Notice of Terms of Supplemental Restricted Stock Units (incorporated herein by reference to Exhibit 10.2 to the Company’s Current Report on Form 8-K dated June 29, 2021).

10.26	Form of Notice of Terms of Supplemental Non-Qualified Stock Option (incorporated herein by reference to Exhibit 10.3 to the Company’s Current Report on Form 8-K dated June 29, 2021).

Exhibit No.	Description

10.27	U.S. Notice of Terms of Non-Qualified Premium-Priced Stock Option for CEO, dated February 16, 2022 (incorporated herein by reference to Exhibit 10.1 to the Company’s Form 10-Q for the quarter ended March 31, 2022).

10.28	U.S. Notice of Terms of Long-Term Incentive Restricted Stock Units for CEO, dated February 16, 2022 (incorporated herein by reference to Exhibit 10.2 to the Company’s Form 10-Q for the quarter ended March 31, 2022).

10.29	Form of U.S. Notice of Terms of Non-Qualified Premium-Priced Stock Option (incorporated herein by reference to Exhibit 10.3 to the Company’s Form 10-Q for the quarter ended March 31, 2022).

10.30	Form of U.S. Notice of Terms of Long-Term Incentive Restricted Stock Units (Exhibit 10.4 to the Company’s Form 10-Q for the quarter ended March 31, 2022).

10.31	Form of International Notice of Terms of Non-Qualified Premium-Priced Stock Option (incorporated herein by reference to Exhibit 10.5 to the Company’s Form 10-Q for the quarter ended March 31, 2022).

10.32	Form of International Notice of Terms of Long-Term Incentive Restricted Stock Units (incorporated herein by reference to Exhibit 10.6 to the Company’s Form 10-Q for the quarter ended March 31, 2022).

10.33	Form of U.S. Notice of Terms of Long-Term Incentive Restricted Stock Units - CEO (incorporated herein by reference to Exhibit 10.1 to the Company’s Form 10-Q for the quarter ended March 31, 2023).

10.34	Form of U.S. Notice of Terms of Long-Term Incentive Performance Restricted Stock Units - CEO (incorporated herein by reference to Exhibit 10.2 to the Company’s Form 10-Q for the quarter ended March 31, 2023).

10.35	Form of U.S. Notice of Terms of Long-Term Incentive Restricted Stock Units (incorporated herein by reference to Exhibit 10.3 to the Company’s Form 10-Q for the quarter ended March 31, 2023).

10.36	Form of International Notice of Terms of Long-Term Incentive Restricted Stock Units (Stock-Settled) (incorporated herein by reference to Exhibit 10.4 to the Company’s Form 10-Q for the quarter ended March 31, 2023).

10.37	Form of U.S. Notice of Terms of Long-Term Incentive Performance Restricted Stock Units (incorporated herein by reference to Exhibit 10.5 to the Company’s Form 10-Q for the quarter ended March 31, 2023).

10.38	Form of International Notice of Terms of Long-Term Incentive Performance Restricted Stock Units (Stock-Settled) (incorporated herein by reference to Exhibit 10.6 to the Company’s Form 10-Q for the quarter ended March 31, 2023).

10.39	U.S. Notice of Terms of Supplemental Restricted Stock Units (incorporated herein by reference to Exhibit 10.7 to the Company’s Form 10-Q for the quarter ended March 31, 2023).

10.40	U.S. Notice of Terms of Special Restricted Stock Units - CEO, dated February 16, 2023 (incorporated herein by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K dated February 16, 2023).

10.41	Employment Agreement between Boeing Canada Operations LTD and Susan Doniz (incorporated herein by reference to Exhibit 10.1 to the Company’s Form 10-Q for the quarter ended June 30, 2020).

Exhibit No.	Description

10.42	Form of U.S. Notice of Terms of Cash Based Award for CEO (incorporated herein by reference to Exhibit 10.2 to the Company’s Current Report on Form 8-K dated July 31, 2024).

10.43	Form of U.S. Notice of Terms of Supplemental Restricted Stock Units for CEO (incorporated herein by reference to Exhibit 10.3 to the Company’s Current Report on Form 8-K dated July 31, 2024).

10.44	Form of U.S. Notice of Terms of Performance Non-Qualified Stock Option for CEO (incorporated herein by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K dated July 31, 2024).

15	Letter from Independent Registered Public Accounting Firm regarding unaudited interim financial information.

21	List of Company Subsidiaries.

23.1	Consent of Deloitte & Touche LLP (independent registered public accounting firm for The Boeing Company).

23.2	Consent of Ernst & Young LLP (independent registered public accounting firm for Spirit AeroSystems Holdings, Inc.).

23.3*	Consent of Kirkland & Ellis LLP (included in Exhibit 5.1).

24.1	Power of Attorney (included on the signature pages to this registration statement).

99.1	Form of Proxy for the Special Meeting of Stockholders of Spirit AeroSystems Holdings, Inc.

99.2	Consent of Moelis & Company LLC.

107	Filing fee table.

*	To be filed by amendment.

Item 22.	Undertakings.

(a)	The undersigned registrant hereby undertakes:

(1)	To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i)	To include any prospectus required by section 10(a)(3) of the Securities Act of 1933;

(ii)

To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than twenty percent (20%) change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement;

(iii)

To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

(2)

That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3)	To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(4)

That, for the purpose of determining liability under the Securities Act of 1933 to any purchaser: if the registrant is subject to Rule 430C, each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

(5)

That, for the purpose of determining liability of the registrant under the Securities Act of 1933 to any purchaser in the initial distribution of the securities, the undersigned registrant undertakes that in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

(i)	Any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424;

(ii)	Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant;

(iii)

The portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and

(iv)	Any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.

(6)

That, for the purpose of determining liability under the Securities Act of 1933, each filing of the registrant’s annual report pursuant to section 13(a) or section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(7)	(i)

That prior to any public reoffering of the securities registered hereunder through use of a prospectus which is a part of this registration statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c), the issuer undertakes that such reoffering prospectus will contain the information called for by the applicable registration form with respect to reofferings by persons who may be deemed underwriters, in addition to the information called for by the other items of the applicable form.

(ii)

That every prospectus (a) that is filed pursuant to paragraph (7)(i) above or (b) that purports to meet the requirements of Section 10(a)(3) of the Securities Act and is used in connection with an offering of securities subject to Rule 415, will be filed as a part of an amendment to this registration statement and will not be used until such amendment is effective, and that for purposes of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(8)

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

(b)

The undersigned registrant hereby undertakes to respond to requests for information that is incorporated by reference into the prospectus pursuant to Items 4, 10(b), 11, or 13 of this form, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the registration statement through the date of responding to the request.

(c)

The undersigned registrant hereby undertakes to supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in this registration statement when it became effective.

SIGNATURES

Pursuant to the requirements of the Securities Act, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized in the City of Seattle, State of Washington, on August 12, 2024.

THE BOEING COMPANY

By:	/s/ Robert K. Ortberg
Name:	Robert K. Ortberg
Title:	President and Chief Executive Officer

POWER OF ATTORNEY

Each person whose signature appears below hereby appoints Brian J. West, Brett C. Gerry, Michael J. Cleary, and Dana E. Kumar, and each of them, severally, as his or her true and lawful attorneys-in-fact and agent, with full power of substitution and resubstitution, for him or her and in his or her name, place and stead, in any and all capacities, to sign any and all amendments to this registration statement, and to file the same with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorney-in-fact and agents, and each of them, full power and authority to do and perform each act and thing requisite and necessary to be done, as fully to all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that said attorney-in-fact and agents, or any of them, or his or her substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

/s/ Robert K. Ortberg	President, Chief Executive Officer and Director (Principal Executive Officer)	August 12, 2024
Robert K. Ortberg

/s/ Brian J. West	Executive Vice President and Chief Financial Officer (Principal Financial Officer)	August 12, 2024
Brian J. West

/s/ Michael J. Cleary	Senior Vice President and Controller (Principal Accounting Officer)	August 12, 2024
Michael J. Cleary

/s/ Steven M. Mollenkopf	Chair of the Board	August 12, 2024
Steven M. Mollenkopf

/s/ Robert A. Bradway	Director	August 12, 2024
Robert A. Bradway

/s/ Lynne M. Doughtie	Director	August 12, 2024
Lynne M. Doughtie

/s/ David L. Gitlin	Director	August 12, 2024
David L. Gitlin

Signature	Title	Date

/s/ Lynn J. Good	Director	August 12, 2024
Lynn J. Good

/s/ Stayce D. Harris	Director	August 12, 2024
Stayce D. Harris

/s/ Akhil Johri	Director	August 12, 2024
Akhil Johri

/s/ David L. Joyce	Director	August 12, 2024
David L. Joyce

/s/ John M. Richardson	Director	August 12, 2024
John M. Richardson

/s/ Sabrina Soussan	Director	August 12, 2024
Sabrina Soussan